**SUPPLEMENT Dated April 30, 2010**
**To The Prospectus Dated April 30, 2010 For**

**ING SmartDesign Variable Annuity**

**Issued By ING USA Annuity and Life Insurance Company**
**Through Its Separate Account B**

*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

**Notice of Portfolio Reorganizations**

Effective after the close of business <u>on or about August 20, 2010</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

| Disappearing Portfolios | Surviving Portfolios |
|---|---|
| ING Opportunistic LargeCap Portfolio | ING Growth and Income Portfolio |
| ING Wells Fargo Small Cap Disciplined Portfolio | ING Small Company Portfolio |

These reorganizations will be administered pursuant to reorganization agreements, which have been approved by the boards of trustees of the Disappearing Portfolios. The reorganizations will also be subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about August 20, 2010, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolios will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted.

## ING USA Annuity and Life Insurance Company
### Separate Account B of ING USA Annuity and Life Insurance Company

**Deferred Combination Variable and Fixed Annuity Prospectus**

# ING SMARTDESIGN VARIABLE ANNUITY

**April 30, 2010**

**The Contract.** The contract described in this prospectus is a group or individual deferred variable annuity contract issued by ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we," "us," "our"). It is issued to you, the contract holder, as either a nonqualified deferred annuity, including contracts offered to a custodian for an Individual Retirement Account as described in Section 408(a) of the Internal Revenue Code of 1986, as amended (Tax Code); a qualified individual retirement annuity (IRA); a qualified Roth IRA; or as a qualified contract for use with certain employer sponsored retirement plans. We do not currently offer this contract for sale to new purchasers. The contract is not available as a SIMPLE IRA under Tax Code Section 408(p).

**Why Reading this Prospectus Is Important.** This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully.

**Premium Bonus Option.** We will credit a premium bonus to your account for each purchase payment you make during the first account year if you elect the premium bonus option. There is an additional charge for this option during the first seven account years. Therefore, the fees you will pay if you elect the premium bonus option will be greater than the fees you will pay if you do not elect the premium bonus option. The premium bonus option may not be right for you if you expect to make additional purchase payments after the first account year or if you anticipate that you will need to make withdrawals during the first seven account years. In these circumstances the amount of the premium bonus option charge may be more than the amount of the premium bonus we credit to your account. See "Premium Bonus Option — Suitability." The premium bonus option may not be available in all states.

**Investment Options.** The contract offers variable investment options and a fixed interest option. When we establish your account you instruct us to direct account dollars to any of the available options.

**Variable Investment Options.** These options are called subaccounts. The subaccounts are within Separate Account B (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

**The Funds.** Information about the funds in which the subaccounts invest is located in Appendix III — Description of Underlying Funds and in each fund prospectus. A prospectus containing more information on each Underlying Fund may be obtained by calling our Customer Service Center at 800-366-0066. **Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.**

**Getting Additional Information.** You may obtain free of charge the April 30, 2010, Statement of Additional Information ("SAI") about the separate account by indicating your request on your application or calling us at 1-800-366-0066. You may also obtain free of charge the most recent annual and/or quarterly report of ING USA Annuity and Life Insurance Company by calling us at 1-800-366-0066. You may also obtain an SAI for any of the funds by calling that number. The Securities and Exchange Commission ("SEC") also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC web site, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act

of 1933.  This number is 333-57218.  You may call 1-202-551-8090 or 1-800-SEC-0330 to get information about the operations of the Public Reference Room.  You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, Washington, D.C. 20549-0102.  The SAI table of contents is listed in this prospectus.  The SAI is incorporated into this prospectus by reference.

**Additional Disclosure Information.**  Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.  We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale.  We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

**Fixed Interest Options.**

- ING USA Guaranteed Account (the Guaranteed Account)

- Fixed Account

Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account.  However, we describe the fixed interest options in appendices to this prospectus.  There is also a separate Guaranteed Account prospectus.

**Availability of Options.**  Some funds or fixed interest options may be unavailable through your contract or in your state.

**The contract is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured by the FDIC.  The contract is subject to investment risk, including the possible loss of the principal amount of your investment.**

**We pay compensation to broker/dealers whose registered representatives sell the Contract.  See "Other Topics – Selling the Contract," for further information about the amount of compensation we pay.**

*The investment portfolios are listed on the next page.*

The investment portfolios currently available under your Contract are:

**ING Investors Trust**
ING American Funds Asset Allocation Portfolio
ING American Funds Bond Portfolio
ING American Funds Growth Portfolio
ING American Funds Growth-Income Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio (Class S)
ING Artio Foreign Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING DFA Global All Equity Portfolio (Class S)
ING FMR$^{SM}$ Diversified Mid Cap Portfolio (Class S)
ING Franklin Income Portfolio (Class S)
ING Franklin Mutual Shares Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING Marsico Growth Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING Morgan Stanley Global Franchise Portfolio (Class S)
ING Morgan Stanley Global Tactical Asset Allocation Portfolio (Class S)
ING Oppenheimer Active Allocation Portfolio (Class S)
ING PIMCO High Yield Portfolio ( Class S)
ING PIMCO Total Return Bond Portfolio (Class S)
ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Retirement Conservative Portfolio (ADV Class)
ING Retirement Growth Portfolio (ADV Class)
ING Retirement Moderate Growth Portfolio (ADV Class)
ING Retirement Moderate Portfolio (ADV Class)
ING Templeton Global Growth Portfolio (Class S)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING Van Kampen Growth and Income Portfolio (Class S)
ING Wells Fargo Health Care Portfolio (Class S)
ING Wells Fargo Omega Growth Portfolio (Class S)

**ING Partners, Inc.**
ING Baron Small Cap Growth Portfolio (Service Class)
ING Davis New York Venture Portfolio (Service Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING Templeton Foreign Equity Portfolio (Service Class)
ING T. Rowe Price Growth Equity Portfolio (Service Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Service Class)

**ING Variable Funds**
ING Growth and Income Portfolio (Class S)

**ING Variable Portfolios, Inc.**
ING BlackRock Science and Technology Opportunities Portfolio (Class S)
ING EURO STOXX 50® Index Portfolio (ADV Class)
ING FTSE 100 Index® Portfolio (ADV Class)
ING Hang Seng Index Portfolio (Class S)
ING International Index Portfolio (Class S)
ING Japan TOPIX Index® Portfolio (ADV Class)
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell$^{TM}$ Large Cap Index Portfolio (Class S)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Growth Index Portfolio (Class S)
ING Russell$^{TM}$ Mid Cap Index Portfolio (Class S)
ING Russell$^{TM}$ Small Cap Index Portfolio (Class S)
ING Small Company Portfolio (Class S)
ING U. S. Bond Index Portfolio (Class S)
ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio (Class S)

**ING Variable Products Trust**
ING MidCap Opportunities Portfolio (Class S)

**ING Intermediate Bond Portfolio (Class S)**

**BlackRock Variable Series Funds, Inc.**
BlackRock Global Allocation V.I. Fund (Class III)

These investment portfolios comprise the subaccounts open to new premiums and transfers.  More information can be found in the appendices.  See Appendix IV for all subaccounts and valuation information.  Appendix III highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes.  **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

## TABLE OF CONTENTS

## CONTRACT OVERVIEW

The following is intended as a summary.  Please read each section of this prospectus for additional detail.

**Questions:**

**Contacting the Company.**  To answer your questions, contact your sales representative or write or call our Customer Service Center at:


P.O. Box 9271
Des Moines, IA 50306-9271
1-800-366-0066


**Sending Forms and Written Requests in Good Order.**  If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order."  We can only act upon requests that are received in good order.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

**Sending Additional Purchase Payments.**  Use the following address when sending additional purchase payments.

| *If using the U.S. Postal Service:* | *If using express mail:* |
|---|---|
| ING USA Annuity and Life Insurance Company | ING USA Annuity and Life Insurance Company |
| *Attn:* Customer Service Department | *Attn:* Customer Service Department |
| P.O. Box 9271 | 909 Locust Street |
| Des Moines, IA 50306-9271 | Des Moines, IA 50309-2899 |

**Contract Design:**

The contract described in this prospectus is a group or individual deferred variable annuity contract.  It is intended to be a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals.  The term "contract" in this prospectus refers to individual contracts and to certificates issued under group contracts.

**Contract Facts:**

**Option Packages.**  There are three option packages available under the contract.  You select an option package at the time of application.  Each option package is distinct.  See "Purchase and Rights" for age maximums on the calculation of death benefits.  The differences are summarized as follows:

|  | Option Package I | Option Package II | Option Package III |
|---|---|---|---|
| Mortality and Expense Risk Charge[1]: | 0.80% | 1.10% | 1.25% |
| Death Benefit[2] on Death of the Annuitant[3]: | The greater of:<br>(1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or<br>(2) The account value on the claim date. | The greatest of:<br>(1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or<br>(2) The account value on the claim date; or<br>(3) The "step-up value" on the claim date. | The greatest of:<br>(1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or<br>(2) The account value on the claim date; or<br>(3) The "step-up value" on the claim date; or<br>(4) The "roll-up value" on the claim date. |
| Minimum Initial Purchase Payment[4]: | **Non-Qualified:** $15,000    **Qualified:** $1,500 | **Non-Qualified:** $5,000    **Qualified:** $1,500 | **Non-Qualified:** $5,000    **Qualified:** $1,500 |
| Free Withdrawals[5]: | 10% of your account value each account year, non-cumulative. | 10% of your account value each account year, non-cumulative. | 10% of your account value each account year, cumulative to a maximum 30%. |
| Nursing Home Waiver — Waiver of Early Withdrawal Charge: | Not Available | Available | Available |

[1] See "Fee Table" and "Fees."
[2] See "Death Benefit." If a death benefit is payable based on account value, step-up value or roll-up value, the death benefit will not include any premium bonus credited to the account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture."
[3] When a contract holder who is not the annuitant dies, the amount of the death benefit is not the same as shown above under each option package. See "Death Benefit." **Therefore, contract holders who are not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.**
[4] See "Purchase and Rights."
[5] See "Fees."

**Premium Bonus Option.** At the time of application you may elect the premium bonus option. Once elected it may not be revoked. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. See "Premium Bonus Option."

In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. This charge will also be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See "Fee Table" and "Fees."

In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "Premium Bonus Option— Forfeiture" and "Right to Cancel."

- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture" and "Death Benefit—Premium Bonus."

- Unless prohibited by state law, if all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. See "Premium Bonus Option—Forfeiture" and "Withdrawals."

If you expect to make purchase payments to your contract after the first account year, the premium bonus option may not be right for you. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. See "Premium Bonus Option—Suitability." Your sales representative can help you decide if the premium bonus option is right for you.

**Transferability.** You may transfer from one option package to another.

- Transfers must occur on an account anniversary.

- A written request for the transfer must be received by us within 60 days of an account anniversary.

- Certain minimum account values must be met.

See "Transfers Between Option Packages."

**Free Look/Right to Cancel.** You may cancel your contract within ten days (some states allow you more than ten days) of receipt. See "Right to Cancel."

**Death Benefit.** Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. The amount of the death benefit will depend upon the option package selected. See "Death Benefit." Any death benefit during the income phase will depend upon the income phase payment option selected. See "The Income Phase."

**Withdrawals.** During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals." Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. See Appendix I.

**Systematic Distribution Options.** These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

**Fees and Expenses.** Certain fees and expenses are deducted from the value of your contract. The fees and expenses deducted may vary depending upon the option package you select. See "Fee Table" and "Fees."

**Taxation.** You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs ) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding a tax-qualified retirement arrangement with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

**Use of an Annuity Contract in an IRA or other Qualified Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of an Individual Retirement Account or other qualified retirement account, an annuity contract is not necessary to obtain this favorable tax treatment. However, annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your sales representative taking into account the additional fees and expenses you may incur in an annuity. See "Purchase and Rights."

## CONTRACT PHASES

**I. The Accumulation Phase**  (accumulating dollars under your contract)

**STEP 1:**  You provide us with your completed application and initial purchase payment.  We establish an account for you and credit that account with your initial purchase payment.  If you elected the premium bonus option we will also credit your account with a premium bonus.

**STEP 2:**  You direct us to invest your purchase payment and the premium bonus, if applicable, in one or more of the following investment options:

- Fixed Interest Options; or

- Variable Investment Options.  (The variable investment options are the subaccounts of Separate Account B. Each one invests in a specific mutual fund.)

**STEP 3:**  Each subaccount you select purchases shares of its assigned fund.

**II. The Income Phase**  (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available.  The contract offers several income phase payment options (see "The Income Phase").  In general, you may:

- Receive income phase payments for a specified period of time or for life;

- Receive income phase payments monthly, quarterly, semi-annually or annually;

- Select an income phase payment option that provides for payments to your beneficiary; or

- Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

## FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.  The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options.  State premium taxes may also be deducted.  See "The Income Phase" for the different fees that may apply after you begin receiving payments under the contract.

**Maximum Transaction Fees**

**Early Withdrawal Charge**
(As a percentage of payments withdrawn.)

| Years from Receipt of Purchase Payment | Early Withdrawal Charge |
|---|---|
| Less than 2 | 7% |
| 2 or more but less than 4 | 6% |
| 4 or more but less than 5 | 5% |
| 5 or more but less than 6 | 4% |
| 6 or more but less than 7 | 3% |
| 7 or more | 0% |

**Annual Maintenance Fee**................................................. $30.00[1]
**Transfer Charge**................................................................ $10.00[2]
**Overnight Charge**.............................................................. $20.00[3]

[1]   The annual maintenance fee will be waived if your account value is $50,000 or greater on the date this fee is due. See "Fees – Transaction Fees – Annual Maintenance Fee."

[2]   We currently do not impose this charge. We reserve the right, however, during the accumulation phase to charge $10 for each transfer after the first 12 transfers in each account year. See "Fees – Transaction Fees – Transfers" for additional information.

[3]   You may choose to have this charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

**If You Do Not Elect the Premium Bonus Option**

|  | All Account Years |
|---|---|
| **Option Package I** |  |
| Mortality and Expense Risk Charge | 0.80% |
| Administrative Expense Charge | 0.15% |
| Total Separate Account Expenses | 0.95% |
| **Option Package II** |  |
| Mortality and Expense Risk Charge | 1.10% |
| Administrative Expense Charge | 0.15% |
| Total Separate Account Expenses | 1.25% |
| **Option Package III** |  |
| Mortality and Expense Risk Charge | 1.25% |
| Administrative Expense Charge | 0.15% |
| Total Separate Account Expenses | 1.40% |

**If You Elect the Premium Bonus Option**

|  | Account Years 1–7 | After the 7th Account Year |
|---|---|---|
| **Option Package I** | | |
| Mortality and Expense Risk Charge | 0.80% | 0.80% |
| Administrative Expense Charge | 0.15% | 0.15% |
| Premium Bonus Option Charge | 0.50% | 0.00% |
| Total Separate Account Expenses | 1.45% | 0.95% |
| **Option Package II** | | |
| Mortality and Expense Risk Charge | 1.10% | 1.10% |
| Administrative Expense Charge | 0.15% | 0.15% |
| Premium Bonus Option Charge | 0.50% | 0.00% |
| Total Separate Account Expenses | 1.75% | 1.25% |
| **Option Package III** | | |
| Mortality and Expense Risk Charge | 1.25% | 1.25% |
| Administrative Expense Charge | 0.15% | 0.15% |
| Premium Bonus Option Charge | 0.50% | 0.00% |
| Total Separate Account Expenses | 1.90% | 1.40% |

**If You Elect the Premium Bonus Option and Invest in the GET Fund∗**

|  | Account Years 1–7 | After the 7th Account Year |
|---|---|---|
| **Option Package I** | | |
| Mortality and Expense Risk Charge | 0.80% | 0.80% |
| Administrative Expense Charge | 0.15% | 0.15% |
| Premium Bonus Option Charge | 0.50% | 0.00% |
| GET Fund Guarantee Charge | 0.50% | 0.00% |
| Total Separate Account Expenses | 1.95% | 0.95% |
| **Option Package II** | | |
| Mortality and Expense Risk Charge | 1.10% | 1.10% |
| Administrative Expense Charge | 0.15% | 0.15% |
| Premium Bonus Option Charge | 0.50% | 0.00% |
| GET Fund Guarantee Charge | 0.50% | 0.00% |
| Total Separate Account Expenses | 2.25% | 1.25% |
| **Option Package III** | | |
| Mortality and Expense Risk Charge | 1.25% | 1.25% |
| Administrative Expense Charge | 0.15% | 0.15% |
| Premium Bonus Option Charge | 0.50% | 0.00% |
| GET Fund Guarantee Charge | 0.50% | 0.00% |
| Total Separate Account Expenses | 2.40% | 1.40% |

∗   The GET Fund guarantee charge applies during each five-year guarantee period to amounts invested in the GET Fund investment option only.  See "Investment Options — Variable Investment Options" for additional information.  Effective June 21, 2007, no new series of the GET Fund are available.

**Fees Deducted by the Funds:**

The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

| Total Annual Trust or Fund Operating Expenses | Minimum | Maximum |
|---|---|---|
| (expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1], and other expenses): | 0.54% | 2.76% |

[1]  The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

**Examples:**

These examples are intended to help you compare the costs of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses. The examples assume that you invest $10,000, in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of the Contracts and of any of the Trusts or Funds.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the example below.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| 1) If you surrender your contract at the end of the applicable time period: * | | | |
|---|---|---|---|
| 1 year | 3 years | 5 years | 10 years |
| $1,170 | $1,913 | $2,663 | $4,614 |
| **2) If you annuitize at the end of the applicable time period: \*\*** | | | |
| 1 year | 3 years | 5 years | 10 years |
| $470 | $1,413 | $2,363 | $4,614 |
| **3) If you do *not* surrender your contract:** | | | |
| 1 year | 3 years | 5 years | 10 years |
| $470 | $1,413 | $2,363 | $4,614 |

\*    This example reflects deduction of an early withdrawal charge using the early withdrawal charge schedule that applies to all contracts, including Roth IRA contracts issued after September 19, 2000.

\*\*   This example does not apply during the income phase if you selected a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example 1).

**Fund Fee Information**

The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Fees – Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Fees – Fund Expenses" for more information.

Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

## CONDENSED FINANCIAL INFORMATION

**Understanding Condensed Financial Information.** In Appendix IV of this prospectus we provide condensed financial information about Separate Account B (the separate account) subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract for the lowest and highest combination of asset-based charges. Complete information is available in the Statement of Additional Information.

**Financial Statements**
The statements of assets and liabilities, the related statements of operations and the statements of changes of Separate Account B and the financial statements of ING USA are included in the Statement of Additional Information.

## PURCHASE AND RIGHTS

**How to Purchase**
Please note that this contract is no longer available to purchase.

- Individual Contracts. In some states, where group contracts are not available, you may purchase the contract directly from us by completing an application and delivering it and your initial purchase payment to us. Upon our approval we will issue you a contract and set up an account for you under the contract.

- Group Contracts. In most states we have distributors, usually broker-dealers or banks, who hold the contract as a group contract (see "Other Topics – Contract Distribution"). You may purchase an interest (or, in other words, participate) in the group contract by contacting a distributor and completing an

application and delivering it with your initial purchase payment to that distributor. Upon our approval, we will set up an account for you under the group contract and issue you a certificate showing your rights under the contract.

- Joint Contracts (generally spouses). For a nonqualified contract, you may participate in a group contract as a joint contract holder. References to "contract holder" in this prospectus mean both contract holders under joint contracts. Tax law prohibits the purchase of qualified contracts by joint contract holders.

**Factors to Consider in the Purchase Decision.** You should discuss you decision to purchase a contract with your sales representative. You should understand the investment options it provides, its other features, the risks and potential benefits it includes, and the fees and expenses you will incur. You should take note of the following issues, among others:

1. Long-Term Investment – This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. Early withdrawals may cause you to incur surrender charges and/or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not buy this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2. Investment Risk – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not buy this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3. Features and Fees – The fees for this contract reflect costs associated with the features and benefits it provides. In some cases, you have the option to elect certain benefits that carry additional charges. As you consider this contract, you should determine the value that these various benefits and features have for you, taking into account the charges for those features.

4. Exchanges – If this contract will be a replacement for another annuity contract, you should compare the two contracts carefully. You should consider whether any additional benefits under this contract justify any increased charges that might apply. Also, be sure to talk to your sales representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Maximum Issue Age.** The maximum issue age for you and the annuitant (if you are not the annuitant) on the date you apply for your account is 80. Please note that there are age maximums on the calculation of the step-up value and roll-up value death benefits under Option Packages II and III. Therefore, if you are age 75 or over, you may want to consider whether choosing one of these options is in your best interest. See "Death Benefit" for a description of the calculation of death benefits above certain ages. The contract may not be available to all issue ages through all broker-dealers.

**Your Rights Under the Contract**

- Individual Contracts. You have all contract rights.

- Group Contracts. The holder of the group contract has title to the contract and, generally, only the right to accept or reject any modifications to the contract. You have all other rights to your account under the contract.

- Joint Contracts. Joint contract holders have equal rights under the contract with respect to their account. All rights under the contract must be exercised by both joint contract holders with the exception of transfers among investment options. See the "Death Benefit" section for the rights of the surviving joint contract holder upon the death of a joint contract holder prior to the income phase start date.

**Purchase Payment Methods.**  The following purchase payment methods are allowed:

- One lump sum;

- Periodic payments; or

- Transfer or rollover from a pre-existing retirement plan or account.

We reserve the right to reject any purchase payments to a prospective or existing account without advance notice.  If you are considering making periodic payments beyond the first contract year, the premium bonus option may not be right for you.  See "Premium Bonus Option – Suitability."

**Purchase Payment Amounts.**
The minimum initial purchase payment depends upon the option package you select when you purchase the contract and must be met without consideration of any premium bonus.

|  | Option Package I | | Option Package II | | Option Package III | |
|---|---|---|---|---|---|---|
| Minimum Initial Purchase Payment | Non-Qualified: | Qualified:* | Non-Qualified: | Qualified:* | Non-Qualified: | Qualified:* |
|  | $15,000 | $1,500 | $5,000 | $1,500 | $5,000 | $1,500 |

*The Tax Code imposes a maximum limit on annual payments which may be excluded from your gross income.  Additional purchase payments must be at least $50 (we may change this amount from time to time).  A purchase payment of more than $1,000,000 will be allowed only with our consent.

**Reduction of Purchase Payment Amounts.**  In certain circumstances we may reduce the minimum initial or additional purchase payment amount we will accept under a contract.  Whether such a reduction is available will be based on consideration of each of the following factors:

- The size and type of the prospective group, if any, to which the reduction would apply;

- The method and frequency of purchase payments to be made under the contract; and

- The amount of compensation to be paid to distributors and their registered representative on each purchase payment.

Any reduction of the minimum initial or additional purchase payment amount will not be unfairly discriminatory against any person.  We will make any such reduction according to our own rules in effect at the time the purchase payment is received.  We reserve the right to change these rules from time to time.

**Acceptance or Rejection of Your Application.**  We must accept or reject your application within two business days of receipt.  If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days.  We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission.  If the application is rejected, the application and any purchase payments will be returned to you.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments.  In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it.  Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

**Allocating Purchase Payments to the Investment Options.**  We will allocate your purchase payments among the investment options you select.  Allocations must be in whole percentages and there may be limits on the number of investment options you may select.  When selecting investment options you may find it helpful to review the "Investment Options" section.

**Other Contracts.**  We and our affiliates offer various other products with different features and terms than the contracts, and that may offer some or all of the same subaccounts.  These products have different benefits, fees and charges, and may or may not better match your needs.  You should be aware that these are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative.

## RIGHT TO CANCEL

**When and How to Cancel.**  You may cancel your contract within ten days of receipt (some states allow you more than ten days) by returning it to our Customer Service Center along with a written notice of cancellation.

**Refunds.**  We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise or unless you purchased an IRA, your refund will equal your account value.  This means that you will bear the entire investment risk for amounts allocated among the subaccounts, including applicable fund and contract fees and charges.  Consequently, the amount refunded could be less than the amount you paid into the contract.  Any premium bonus credited to your account will also be forfeited and your refund will reflect any earnings or losses attributable to the premium bonus.  If your state requires or if you purchased an IRA, we will refund all purchase payments made.

If the purchase payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

## PREMIUM BONUS OPTION

**Election.**  At the time of application you may elect the premium bonus option.  Once elected it may not be revoked.  The premium bonus option may not be available under all contracts.

**Premium Bonus Amount.**  If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year.  The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment.  The amount of the premium bonus we credit to an account may be reduced if the premium bonus option charge is reduced or eliminated.

**Premium Bonus Option Charge.**  In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts.  This charge will also be deducted from amounts allocated to the fixed interest options, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option.  Under certain contracts, the premium bonus option charge may be reduced or eliminated.  See "Fees – Reduction or Elimination of Certain Fees."

After the seventh account year you will no longer pay the premium bonus option charge.  We will administer the elimination of this charge by decreasing the number of accumulation units and increasing the accumulation unit values of the subaccounts in which you are then invested.  The elimination of this charge and the adjustment of the number of accumulation units and accumulation unit values will not affect your account value.  See "Your Account Value."

**Forfeiture.** In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "Right to Cancel."

- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "Death Benefit – Premium Bonus."

- Unless prohibited by state law, if all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. The amount of the premium bonus forfeited will be in the same percentage as the amount withdrawn subject to an early withdrawal charge is to the total purchase payments made during the first account year. See "Withdrawals."

The following hypothetical example illustrates how the forfeiture of premium bonus is calculated when you withdraw all or part of a purchase payment for which a premium bonus was credited during the first seven account years.

| Date | Purchase Payment | Premium Bonus | Account Value | Withdrawal Amount | Explanation |
|------|------|------|------|------|------|
| May 2, 2007 | $100,000 | $4,000 | $104,000 | — | You make a $100,000 initial purchase payment and we credit your account with a 4% ($4,000) premium bonus. Your beginning account value equals $104,000. |
| May 2, 2010 | — | — | $120,000 | $30,000 | Assume that your account value grows to $120,000 over the next three years and you request a $30,000 withdrawal. $18,000 of that $30,000 will be subject to an early withdrawal charge ($30,000 minus $12,000 (the 10% free withdrawal amount, see "Fees – Free Withdrawals")) and you would pay a $1,080 early withdrawal charge (6% of $18,000). Additionally, because $18,000 is 18% of the $100,000 purchase payment made in the first account year, 18% of your $4,000 premium bonus, or $720, would be forfeited.* |

* This example assumes that either Option Package I or II has been in effect since you purchased the contract. If Option Package III has been in effect since inception, none of the withdrawal would be subject to an early withdrawal charge because the 30% cumulative free withdrawal amount ($36,000) would be greater than the amount of the withdrawal. See "Fees – Free Withdrawals." Therefore, the withdrawal would not result in forfeiture of any of the premium bonus.

**Suitability.** If you expect to make purchase payments to your account after the first account year, the premium bonus option may not be right for you. Your account will not be credited with a premium bonus for purchase payments made after the first account year yet we will assess the premium bonus option charge against your account value which is increased by these additional purchase payments. Consequently, the amount of the premium bonus option charge you would pay over time may be more than the amount of the premium bonus we credited to your account. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. When you make such a withdrawal you may forfeit part of your premium bonus, and the amount of the premium bonus option charge you have paid may be more than the amount of the premium bonus not forfeited. Likewise, if you make a withdrawal during the first seven account years and the market is down, the amount of the bonus forfeited may be greater than the then current market value of the premium bonus. Your sales representative can help you decide if the premium bonus option is right for you.

## INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options.

**Variable Investment Options.**  These options are called subaccounts.  The subaccounts are within Separate Account B (the separate account), a separate account of the Company.  Each subaccount invests in a specific mutual fund.  You do not invest directly in or hold shares of the funds.

**Mutual Fund (Fund) Descriptions.**  We provide brief descriptions of the funds in Appendix III.  Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives.  You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing.  Please refer to the funds prospectuses for this and additional information.  Shares of the funds will rise and fall in value and you could lose money by investing in the funds.  Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.  Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940.  Fund prospectuses may be obtained, free of charge, from our Customer Service Center at the address and phone number listed in "Contract Overview—Questions:  Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds are designated as "Master-Feeder" or "Retirement Funds."  Funds offered in a Master Feeder structure (such as the American Funds) or fund of funds structure (such as Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.  Consult with your investment professional to determine if the portfolios may be suited to your financial needs, investment time horizon and risk tolerance.  You should periodically review these factors to determine if you need to change your investment strategy.

**ING GET U.S. Core Portfolio (formerly known as, and referred to herein as, "GET Fund").**  A GET Fund series may be available during the accumulation phase of the Contract.  We make a guarantee, as described below, when you allocate money into a GET Fund series.  Each GET Fund series has an offering period of six months which precedes the guarantee period.  The GET Fund investment option may not be available under your Contract or in your state.  Effective June 21, 2007, no new series of the GET Fund are available.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series.  The Company makes a guarantee when you direct money into a GET Fund series.  We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series.  If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference.  This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less any maintenance fees or any amounts you transfer or withdraw from the GET Fund subaccount for that series.  The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period.

If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request.  The guarantee will not apply to these amounts or to amounts deducted as a maintenance fee, if applicable.  The GET Fund subaccount is not available for the dollar cost averaging program or the account rebalancing program.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series.  This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts.  If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits.  If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the GET Fund investment option, including charges and expenses.

**Fixed Interest Options.** If available in your state, the ING USA Guaranteed Account (the "Guaranteed Account") offers certain guaranteed minimum interest rates for a stated period of time. Amounts must remain in the Guaranteed Account for specific periods to receive the quoted interest rates, or a market value adjustment will be applied. The market value adjustment may be positive or negative. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. The Fixed Account is only available in certain states. For a description of these options, see Appendices I and II and the Guaranteed Account prospectus. To obtain a copy of the Guaranteed Account prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271, call (800) 366-0066, or access the SEC's website (http://www.sec.gov).

**Selecting Investment Options**

- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.

- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

- **Be informed.** Read this prospectus, the fund prospectuses, the Guaranteed Account and Fixed Account appendices and the Guaranteed Account prospectus.

**Limits on Availability of Options.** Some funds or fixed interest options may be unavailable through your contract or in your state. We may add funds, or withdraw or substitute funds available when you purchased your contract, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges, investment objectives or policies than the fund it replaced.

**Limits on How Many Investment Options You May Select.** Although there is currently no limit, we reserve the right to limit the number of investment options you may select at any one time or during the life of the contract. For purposes of determining any limit, each subaccount and each guaranteed term of the Guaranteed Account, or an investment in the Fixed Account in certain contracts, will be considered an investment option.

**Additional Risks of Investing in the Funds** *(Mixed and Shared Funding).* "Shared funding" occurs when shares of a fund, which the subaccounts buy for the contracts, are also bought by other insurance companies for their variable insurance contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for the contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

- Shared—bought by more than one company

- Mixed—bought for annuities and life insurance

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

## TRANSFERS AMONG INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY)

You may transfer amounts among the available subaccounts.  During the accumulation phase we allow you 12 free transfers each account year.  We reserve the right to charge $10 for each additional transfer.  We currently do not impose this charge.  During the income phase we allow you four free transfers each account year.  We reserve the right to charge $10 for each additional transfer.  We currently do not impose this charge.

Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment.  Transfers from the Fixed Account are subject to certain restrictions, and transfers into the Fixed Account from any of the other investment options are not allowed.  Transfers must be made in accordance with the terms of your contract.

**Transfer Requests.**  Requests may be made in writing, by fax or telephone or, when available, electronically.

**Limits on Frequent or Disruptive Transfers**

The contract is not designed to serve as a vehicle for frequent transfers.  Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance.  **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

**Excessive Trading Policy.**  We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy.  Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip").  This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;

- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Funds.**  Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund.  We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.  All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.**  As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract.  Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy.  Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you.  In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy.  This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

**Value of Your Transferred Dollars.**  The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Customer Service Center or, if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

**Telephone and Electronic Transactions: Security Measures.**  To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures.  These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions.  You are responsible for keeping your PIN and account information confidential.  Please be advised that the risk of a fraudulent transaction is increased with telephone or electronic transaction (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.  If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions.  We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine.  If a loss occurs when we rely on such instructions, you will bear the loss.

**The Dollar Cost Averaging Program.**  Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price.  Under this program a fixed dollar amount is automatically transferred from certain subaccounts, the Guaranteed Account or Fixed Account to any of the other subaccounts.  A market value adjustment will not be applied to dollar cost averaging transfers from a guaranteed term of the Guaranteed Account during participation in the dollar cost averaging program.  If such participation is discontinued, we will automatically transfer the remaining balance in that guaranteed term to another guaranteed term of the same duration, unless you initiate a transfer into another investment option.  In either case a market value adjustment will apply.  See Appendix I for more information about dollar cost averaging from the Guaranteed Account.  If dollar cost averaging is stopped with respect to amounts invested in the Fixed Account, the remaining balance will be transferred to a money market subaccount.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market.  You should consider your financial ability to continue purchases through periods of low price levels.  There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year.  For additional information about this program, contact your sales

representative or call us at the number listed in "Contract Overview – Questions: Contacting the Company." In certain states, purchase payments allocated to the Fixed Account may require participation in the dollar cost averaging program.

**The Account Rebalancing Program.** Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. Account rebalancing is subject to any fund purchase restrictions, however. You may participate in this program by completing the account rebalancing section of your application or by contacting us at the address and/or number listed in "Contract Overview – Questions: Contacting the Company."

## TRANSFERS BETWEEN OPTION PACKAGES

You may transfer from one option package to another.

- Transfers must occur on an account anniversary.

- A written request for the transfer must be received by us within 60 days of an account anniversary.

- The following minimum account values need to be met on the date of transfer:

| | Transfers to Option Package I | | Transfers to Option Packages II or III | |
|---|---|---|---|---|
| **Minimum Account Value** | Non-Qualified: $15,000 | Qualified: $1,500 | Non-Qualified: $5,000 | Qualified: $1,500 |

- You will receive a new contract schedule page upon transfer.

- Only one option package may be in effect at any time.

| Transfers to Option Package I | Transfers to Option Package II | Transfers to Option Package III |
|---|---|---|
| **Death Benefit[1]:**<br>The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date.<br>• The "step-up value" under Option Packages II and III will terminate on the new schedule effective date.<br>• The "roll-up value" under Option Package III will terminate on the new schedule effective date. | **Death Benefit[1]:**<br>• The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date.<br>• If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date.<br>• If transferring from Option Package III, the "step-up value" will continue to be calculated from the date calculated under Option Package III.<br>• The "roll-up value" under Option Package III will terminate on the new schedule effective date. | **Death Benefit[1]:**<br>• The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date.<br>• If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date.<br>• If transferring from Option Package II, the "step-up value" will continue to be calculated from the date calculated under Option Package II.<br>• The "roll-up value" will be calculated beginning on the new schedule effective date. |
| **Nursing Home Waiver[2]:**<br>• The availability of the waiver of the early withdrawal charge under the Nursing Home Waiver will terminate on the new schedule effective date. | **Nursing Home Waiver[2]:**<br>• If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date.<br>• If transferring from Option Package III, the waiting period will have been satisfied on the new schedule effective date. | **Nursing Home Waiver[2]:**<br>• If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date.<br>• If transferring from Option Package II, the waiting period will have been satisfied on the new schedule effective date. |
| **Free Withdrawals[3]:**<br>• If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date. | **Free Withdrawals[3]:**<br>• If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date. | **Free Withdrawals[3]:**<br>• The cumulative to 30% available free withdrawal amount will begin to be calculated as of the new schedule effective date. |

[1] See "Death Benefit."
[2] See "Fees—Nursing Home Waiver."
[3] See "Fees—Free Withdrawals."

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

**TRANSACTION FEES**

**Early Withdrawal Charge**
Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

**Amount.** A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

**Early Withdrawal Charge Schedules**
(As a percentage of payments withdrawn.)

| Years from Receipt of Purchase Payment | Early Withdrawal Charge |
| --- | --- |
| Less than 2 | 7% |
| 2 or more but less than 4 | 6% |
| 4 or more but less than 5 | 5% |
| 5 or more but less than 6 | 4% |
| 6 or more but less than 7 | 3% |
| 7 or more | 0% |

**Purpose.** This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

**First In, First Out.** The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first purchase payment to the account (first in) is the first you withdraw (first out).

Examples: Where the early withdrawal charge is based on the number of years since the purchase payment was received, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 6% of the portion of that purchase payment withdrawn.

In each case the next time you make a withdrawal we will assess the early withdrawal charge, if any, against the portion of the first purchase payment you did not withdraw and/or subsequent purchase payments to your account in the order they were received.

Earnings may be withdrawn after all purchase payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

**Free Withdrawals.** There is no early withdrawal charge if, during each account year, the amount withdrawn is 10% or less of your account value on the later of the date we established your account or the most recent anniversary of that date. Under Option Package III, any unused percentage of the 10% free withdrawal amount shall carry forward into successive account years, up to a maximum 30% of your account value.

The free withdrawal amount will be adjusted for amounts withdrawn under a systematic distribution option or taken as a required minimum distribution during the account year.

**Waiver.** The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:

- Used to provide income phase payments to you;

- Paid due to the annuitant's death during the accumulation phase in an amount up to the sum of purchase payments made, minus the total of all partial withdrawals, amounts applied to an income phase payment option and deductions made prior to the annuitant's death;

- Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;

- Taken because of the election of a systematic distribution option (see "Systematic Distribution Options");

- Applied as a rollover to certain Roth IRAs issued by us or an affiliate;

- If approved in your state, taken under a qualified contract, when the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by us (including required minimum distributions using the ECO systematic distribution option (see "Systematic Distribution Options"); or

- Paid upon termination of your account by us (see "Other Topics — Involuntary Terminations").

**Nursing Home Waiver.** Under Option Packages II and III, you may withdraw all or a portion of your account value without an early withdrawal charge if:

- More than one account year has elapsed since the schedule effective date;

- The withdrawal is requested within three years of the annuitant's admission to a licensed nursing care facility (in Oregon there is no three year limitation period and in New Hampshire non-licensed facilities are included); and

- The annuitant has spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if the annuitant was in a nursing care facility for at least one day during the two-week period immediately preceding or following the schedule effective date. It will also not apply to contracts where prohibited by state law.

**Annual Maintenance Fee**

**Maximum Amount.** $30.00

**When/How.** Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

**Purpose.** This fee reimburses us for our administrative expenses relating to the establishment and maintenance of your account.

**Elimination.** We will not deduct the annual maintenance fee if your account value is $50,000 or more on the date this fee is to be deducted.

**Transfer Charge**

**Amount.** During the accumulation phase we currently allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

**Purpose.** This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

**Overnight Fee.**

You may elect to have a $20 overnight charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

**Redemption Fees**

If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

**FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT**

**Mortality and Expense Risk Charge**

**Maximum Amount.** During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

| Option Package I | Option Package II | Option Package III |
|---|---|---|
| 0.80% | 1.10% | 1.25% |

During the income phase this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "The Income Phase- Charges Deducted."

**When/How.** We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option.

**Purpose.** This charge compensates us for the mortality and expense risks we assume under the contract.

- The mortality risks are those risks associated with our promise to provide a death benefit and make lifetime income phase payments based on annuity rates specified in the contract.

- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

**Administrative Expense Charge**

**Maximum Amount.** During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

| Option Package I | Option Package II | Option Package III |
|---|---|---|
| 0.15% | 0.15% | 0.15% |

There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase.

**When/How.** If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

**Purpose.** This charge helps defray our administrative expenses.

**Premium Bonus Option Charge.**

**Maximum Amount.** 0.50%, but only if you elect the premium bonus option.

**When/How.** We deduct this charge daily from the subaccounts corresponding to the funds you select. We may also deduct this charge from amounts allocated to the fixed interest options. This charge is deducted for the first seven account years during the accumulation phase and, if applicable, the income phase. See "Premium Bonus Option — Premium Bonus Option Charge."

**Purpose.** This charge compensates us for the cost associated with crediting the premium bonus to your account on purchase payments made during the first account year.

**ING GET U.S. Core Portfolio Guarantee Charge.** Effective June 21, 2007, no new series of the GET Fund are available.

**Maximum Amount**. 0.50%, but only if you elect to invest in the GET Fund investment option.

**When/How**. We deduct this charge daily during the guarantee period from amounts allocated to the GET Fund investment option.

**Purpose.** This charge compensates us for the cost of providing a guarantee of accumulation unit values of the GET Fund subaccount. See "Investment Options-Variable Investment Options."

**REDUCTION OR ELIMINATION OF CERTAIN FEES**

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, annual maintenance fee, mortality and expense risk charge, administrative expense charge or premium bonus option charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

- The size and type of group to whom the contract is issued;

- The amount of expected purchase payments;

- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of our affiliates, receiving distributions or making transfers from other contracts issued by us or one of our affiliates or transferring amounts held under qualified retirement plans sponsored by us or one of our affiliates;

- The type and frequency of administrative and sales services provided; or

- The level of annual maintenance fee and early withdrawal charges.

In the case of an exchange of another contract issued by us or one of our affiliates where the early withdrawal charge has been waived, the early withdrawal charge for certain contracts offered by this prospectus may be determined based on the dates purchase payments were received in the prior contract.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued.  We reserve the right to change these rules from time to time.  The right to reduce or eliminate any of these fees may be subject to state approval.

**FUND EXPENSES**

As shown in the fund prospectuses and described in the "Fund Fee Information" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund.  In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund.  Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares.  **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**  You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract.  This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our policies.  **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party.  Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company.  The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

**Types of Revenue Received from Affiliated Funds.**

The types of revenue received by the company from affiliated funds may include:

- A share of the management fee deducted from fund assets;

- Service fees that are deducted from fund assets;

- For certain share classes, compensation paid out of 12b-1 fees that are deducted from fund assets; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization.  In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser.  Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company.  The company receives additional amounts related to affiliated funds in the form of intercompany payments from the fund's investment adviser or the investment adviser's parent.  These revenues provide the company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

**Types of Revenue Received from Unaffiliated Funds.**  Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The types of revenues received by the company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and

- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract that made cash payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2009, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2009, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The "fund of funds" available under the contract are identified in the list of investment portfolios toward the front of this prospectus.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Contract Provisions – Selling the Contract."

**PREMIUM AND OTHER TAXES**

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

**When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

## YOUR ACCOUNT VALUE

During the accumulation phase your account value at any given time equals:

- The current dollar value of amounts invested in the subaccounts; plus

- The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

**Subaccount Accumulation Units.** When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Separate Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

**Accumulation Unit Value (AUV).** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge, the premium bonus option charge (if any) and, for amounts allocated to the ING GET U.S. Core Portfolio subaccount only, the GET Fund guarantee charge. We discuss these deductions in more detail in "Fee Table" and "Fees."

**Valuation.** We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus

- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

- The total value of the subaccount's units at the preceding valuation; minus

- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted from investments in the separate account, such as the premium bonus option charge and guarantee charges for the GET fund. See "Fees."

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration, assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that you did not elect the premium bonus option and on the day we receive the purchase payment the applicable AUV's after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

**Step 1:** You make an initial purchase payment of $5000.

**Step 2:**

    A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

    B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

**Step 3:** The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

## WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase.

**Steps for Making A Withdrawal**

- Select the withdrawal amount.

  (1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, annual maintenance fee and forfeited premium bonus.

  (2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge, any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account and any forfeited premium bonus. See Appendices I and II and the Guaranteed Account prospectus for more information about withdrawals from the Guaranteed Account and the Fixed Account.

- Select investment options. If you do not specify this, we will withdraw dollars from each investment option in which you have account value in the same proportion as that value bears to your total account value.

- Properly complete a disbursement form and deliver it to our Customer Service Center.

**Calculation of Your Withdrawal.** We determine your account value every normal business day after the close of the New York Stock Exchange. We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at our Customer Service Center.

**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order.

**Reinstating a Full Withdrawal.** Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of your withdrawal. We must receive any reinstated amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinstatement election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amount reinstated any annual maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET U.S. Core Portfolio and then elect to reinstate them, we will reallocate your GET amounts among other investment options in which you invested on a pro-rata basis. Previously, we would have reinstated them in a GET Fund series that was then accepting deposits. However, since June 21, 2007, no new series of the GET Fund are available. The reinstatement privilege may be used only once. Special rules apply to reinstatement of amounts withdrawn from the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus). We will not credit your account for market value adjustments or any premium bonus forfeited that we deducted at the time of your withdrawal or refund any taxes that were withheld. Seek competent advice regarding the tax consequences associated with reinstatement.

## SYSTEMATIC DISTRIBUTION OPTIONS

Systematic distribution options may be exercised at any time during the accumulation phase.

**Features of a Systematic Distribution Option**
A systematic distribution option allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.

The following systematic distribution options may be available:

- **SWO—Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.

- **ECO—Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is not available under nonqualified contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO.

- **LEO—Life Expectancy Option.** LEO provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code section 72. See "Taxation."

**Other Systematic Distribution Options.** We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "Contract Overview—Questions: Contacting the Company."

**Systematic Distribution Option Availability.** Withdrawals under a systematic distribution option are limited to your free withdrawal amount. See "Fees – Early Withdrawal Charge – Free Withdrawals." If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time and/or to change the terms of future elections.

**Eligibility for a Systematic Distribution Option.** To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or our Customer Service Center at the number listed in "Contract Overview—Questions: Contacting the Company."

**Terminating a Systematic Distribution Option.** You may revoke a systematic distribution option at any time by submitting a written request to our Customer Service Center. ECO, once revoked, may not, unless allowed under the Tax Code, be elected again.

**Charges and Taxation.** When you elect a systematic distribution option your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" and "Fee Table" sections. Taking a withdrawal under a systematic distribution option, or later revoking the option, may have tax consequences. If you are concerned about tax implications, consult a qualified tax adviser before electing an option.

## DEATH BENEFIT

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

**Terms to Understand: Account Year/Account Anniversary:** A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

**Annuitant(s):** The person(s) on whose life or life expectancy(ies) the income phase payments are based.

**Beneficiary(ies):** The person(s) or entity(ies) entitled to receive a death benefit under the contract.

**Claim Date:** The date proof of death and the beneficiary's right to receive the death benefit are received in good order at our Customer Service Center. Please contact our Customer Service Center to learn what information is required for a request for payment of the death benefit to be in good order.

**Contract Holder (You/Your):** The contract holder of an individually owned contract or the certificate holder of a group contract. The contract holder and annuitant may be the same person.

**Schedule Effective Date:** The date an option package and benefits become effective. The initial schedule effective date equals the date we established your account. Thereafter, this date can occur only on an account anniversary.

**During the Accumulation Phase**

**When is a Death Benefit Payable?** During the accumulation phase a death benefit is payable when the contract holder or the annuitant dies. If there are joint contract holders, the death benefit is payable when either one dies.

**Who Receives the Death Benefit?** If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries. However, if you are a joint contract holder and you die, the beneficiary will automatically be the surviving joint contract holder. In this circumstance any other beneficiary you named will be treated as the primary or contingent beneficiary, as originally named, of the surviving

joint contract holder.  The surviving joint contract holder may change the beneficiary designation.  If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

**Designating Your Beneficiary.**  You may designate a beneficiary on your application or by contacting your sales representative or us as indicated in "Contract Overview—Questions: Contacting the Company."

**Death Benefit Amount.**  The death benefit depends upon the option package in effect on the date the annuitant dies.

| | Option Package I | Option Package II | Option Package III |
|---|---|---|---|
| **Death Benefit on Death of the Annuitant:** | The greater of:<br>(1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or<br>(2) The account value* on the claim date. | The greatest of:<br>(1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or<br>(2) The account value* on the claim date; or<br>(4) The "step-up value"* (as described below) on the claim date. | The greatest of:<br>(1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or<br>(2) The account value* on the claim date; or<br>(3) The "step-up value"* (as described below) on the claim date; or<br>(4) The "roll-up value"* (as described below) on the claim date. |

\*   For purposes of calculating the death benefit, the account value, step-up value and roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death.  See "Premium Bonus Option—Forfeiture."

**Step-up Value.**  On the schedule effective date, the step-up value is equal to the greater of:

- The account value; or

- The step-up value, if any, calculated on the account anniversary prior to the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year.

Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 85[th] birthday or death, whichever is earlier, the step-up value is equal to the greater of:

- The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or

- The account value on that anniversary of the schedule effective date.

On each anniversary of the schedule effective date after the annuitant's 85[th] birthday, the step-up value shall be equal to the step-up value on the anniversary immediately preceding the annuitant's 85[th] birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture."

**Roll-up Value.** On the schedule effective date, the roll-up value is equal to the account value. Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 76th birthday or death, whichever is earlier, the roll-up value is equal to the roll-up value most recently calculated multiplied by a factor of 1.05, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year. The roll-up value may not exceed 200% of the account value on the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that date.

On each anniversary of the schedule effective date after the annuitant's 76th birthday, the roll-up value shall be equal to the roll-up value on the anniversary immediately preceding the annuitant's 76th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary. On the claim date, the roll-up value shall equal the roll-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture."

**Adjustment.** For purposes of determining the death benefit, the adjustment for purchase payments made will be dollar for dollar. The adjustment for amounts withdrawn or applied to an income phase payment option will be proportionate, reducing the sum of all purchase payments made, the step-up value and the roll-up value in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option.

**Death Benefit Greater than the Account Value.** Notwithstanding which option package is selected, on the claim date, if the amount of the death benefit is greater than the account value, the amount by which the death benefit exceeds the account value will be deposited and allocated to the money market subaccount available under the contract, thereby increasing the account value available to the beneficiary to an amount equal to the death benefit.

Prior to the election of a method of payment of the death benefit by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The amount paid to the beneficiary will equal the adjusted account value on the day the payment is processed. Unless the beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options.

**Death Benefit Amounts in Certain Cases**

**If a Spousal Beneficiary Continues the Account Following the Death of the Contract Holder/Annuitant.** If a spousal beneficiary continues the account at the death of a contract holder who was also the annuitant, the spousal beneficiary becomes the annuitant. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary. The premium bonus option charge, if any, will continue, unless the premium bonus was forfeited when calculating the account value, step-up value and roll-up value on the death of the original contract holder/annuitant.

The amount of the death benefit payable at the death of a spousal beneficiary who has continued the account shall be determined under the option package then in effect, except that:

(1) In calculating the sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option, the account value on the claim date following the original contract holder's/ annuitant's death shall be treated as the spousal beneficiary's initial purchase payment;

(2) In calculating the step-up value, the step-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial step-up value; and

(3) In calculating the roll-up value, the roll-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the initial roll-up value.

**If the Contract Holder is not the Annuitant.** Under nonqualified contracts only, the death benefit described above under Option Packages I, II and III will not apply if a contract holder (including a spousal beneficiary who has continued the account) who is not also the annuitant dies. In these circumstances the amount paid will be equal to the account value on the date the payment is processed, plus or minus any market value adjustment. An early withdrawal charge may apply to any full or partial payment of this death benefit.

**Because the death benefit in these circumstances equals the account value, plus or minus any market value adjustment, a contract holder who is not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.**

If the spousal beneficiary who is the annuitant continues the account at the death of the contract holder who was not the annuitant, the annuitant will not change. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary, and the death benefit payable at the spousal beneficiary's death shall be determined under the option package then in effect.

**Guaranteed Account.** For amounts held in the Guaranteed Account, see Appendix I for a discussion of the calculation of the death benefit.

**Death Benefit—Methods of Payment**

**For Qualified Contracts.** Under a qualified contract, if the annuitant dies the beneficiary may choose one of the following three methods of payment:

- Apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options (subject to the Tax Code distribution rules). See "Taxation Minimum Distribution Requirements";

- Receive, at any time, a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment; or

- Elect SWO, ECO or LEO (described in "Systematic Distribution Options"), provided the election would satisfy the Tax Code minimum distribution rules.

**Payments from a Systematic Distribution Option.** If the annuitant was receiving payments under a systematic distribution option and died before the Tax Code's required beginning date for minimum distributions, payments under the systematic distribution option will stop. The beneficiary, or contract holder on behalf of the beneficiary, may elect a systematic distribution option provided the election is permitted under the Tax Code minimum distribution rules. If the annuitant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.

**Distribution Requirements.** Subject to Tax Code limitations, a beneficiary may be able to defer distribution of the death benefit. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). See "Taxation."

**For Nonqualified Contracts.**

(1) If you die and the beneficiary is your surviving spouse, or if you are a non-natural person and the annuitant dies and the beneficiary is the annuitant's surviving spouse, then the beneficiary becomes the successor contract holder. In this circumstance the Tax Code does not require distributions under the contract until the successor contract holder's death.

As the successor contract holder, the beneficiary may exercise all rights under the account and has the following options:

(a) Continue the contract in the accumulation phase;

(b) Elect to apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options; or

(c) Receive at any time a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment.

If you die and are not the annuitant, an early withdrawal charge will apply if a lump sum is elected.

(2) If you die and the beneficiary is not your surviving spouse, he or she may elect option 1(b) or option 1(c) above (subject to the Tax Code distribution rules). See "Taxation."

In this circumstance the Tax Code requires any portion of the account value, plus or minus any market value adjustment, not distributed in installments over the beneficiary's life or life expectancy, beginning within one year of your death, must be paid within five years of your death. See "Taxation."

(3) If you are a natural person but not the annuitant and the annuitant dies, the beneficiary may elect option 1(b) or 1(c) above. If the beneficiary does not elect option 1(b) within 60 days from the date of death, the gain, if any, will be included in the beneficiary's income in the year the annuitant dies.

**Payments from a Systematic Distribution Option.** If the contract holder or annuitant dies and payments were made under SWO, payments will stop. A beneficiary, however, may elect to continue SWO.

**Taxation.** In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time-frame required by the Tax Code. See "Taxation."

## THE INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

**Initiating Payments.** At least 30 days prior to the date you want to start receiving payments you must notify us in writing of all of the following:

- Payment start date;

- Income phase payment option (see the income phase payment options table in this section);

- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

- Choice of fixed, variable or a combination of both fixed and variable payments; and

- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected it may not be changed.

**What Affects Payment Amounts?** Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected, the number of guaranteed payments (if any) selected and whether you select fixed, variable or a combination of both fixed and variable payments and, for variable payments, the assumed net investment rate selected.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

**Variable Payments.** Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate.

**Assumed Net Investment Rate.** If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview—Questions: Contacting the Company."

**Minimum Payment Amounts.** The income phase payment option you select must result in:

- A first income phase payment of at least $50; and

- Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

**Restrictions on Start Dates and the Duration of Payments**. Income phase payments may not begin during the first account year, or, unless we consent, later than the later of:

(a) The first day of the month following the annuitant's 85th birthday; or

(b) The tenth anniversary of the last purchase payment made to your account.

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last purchase payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

For qualified contracts only, income phase payments may not extend beyond:

    (a) The life of the annuitant;

    (b) The joint lives of the annuitant and beneficiary;

    (c) A guaranteed period greater than the annuitant's life expectancy; or

    (d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "Taxation" for further discussion of rules relating to income phase payments.

**Charges Deducted.**

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "Fees—Mortality and Expense Risk Charge."

- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees—Administrative Expense Charge."

- If you elected the premium bonus option and variable income phase payments, we may also deduct the premium bonus option charge. We deduct this charge daily during the first seven account years from the subaccounts corresponding to the funds you select. If fixed income phase payments are selected, this charge may be reflected in the income phase payment rates. See "Fees—Premium Bonus Option Charge."

**Death Benefit during the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. Unless the beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

**Beneficiary Rights.** A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

**Partial Entry into the Income Phase.** You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you

should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

**Taxation**. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

**Payment Options.**

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin the income phase payment option selected may not be changed.

**Terms to understand:**
**Annuitant(s):** The person(s) on whose life expectancy(ies) the income phase payments are based.

**Beneficiary(ies):** The person(s) or entity(ies) entitled to receive a death benefit under the contract.

| Lifetime Income Phase Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date.<br>**Death Benefit—None:** All payments end upon the annuitant's death. |
| Life Income—<br>Guaranteed<br>Payments | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract.<br>**Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income—<br>Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date.<br>**Continuing Payments:** When you select this option you choose for:<br>(a) 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or<br>(b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.<br>**Death Benefit—None:** All payments end upon the death of both annuitants. |
| Life Income—<br>Two Lives—<br>Guaranteed<br>Payments | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract.<br>**Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death.<br>**Death Benefit—Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income— Cash<br>Refund Option<br>(limited<br>availability—fixed<br>payments only) | **Length of Payments:** For as long as the annuitant lives.<br>**Death Benefit—Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid. |

| Lifetime Income Phase Payment Options (Cont.) | |
|---|---|
| Life Income—Two Lives—Cash Refund Option (limited availability—fixed payments only) | **Length of Payments:** For as long as either annuitant lives.<br>**Continuing Payments:** 100% of the payment to continue after the first death.<br>**Death Benefit—Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid. |
| **Nonlifetime Income Phase Payment Option** | |
| Nonlifetime—Guaranteed Payments | **Length of Payments:** You may select payments for 5 to 30 years (15 to 30 years if you elected the premium bonus option). In certain cases a lump-sum payment may be requested at any time (see below).<br>**Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge. |

**Lump-Sum Payment:** If the "Nonlifetime—Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees—Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.

**Calculation of Lump-Sum Payments:** If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value of the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments or the 3½% or 5% assumed net investment rate used for variable payments).

## FEDERAL TAX CONSIDERATIONS

### Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

> Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
> Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
> This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
> We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

### Types of Contracts: Non-Qualified or Qualified
The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

**Taxation of Non-Qualified Contracts**

**Premiums**
You may not deduct the amount of your premiumsto a non-qualified contract.

**Taxation of Gains Prior to Distribution**
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

**Diversification.** Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

**Investor Control.** Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

**Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

**Non-Natural Holders of a Non-Qualified Contract.** If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

**Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

**Taxation of Distributions**

**General.** When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

**10% Penalty Tax.** A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

> made on or after the taxpayer reaches age 59½;
> made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
> attributable to the taxpayer's becoming disabled as defined in the Tax Code;
> made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
> the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

**Tax-Free Exchanges.** Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

> First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
> Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
> Then, from any remaining "income on the contract;" and
> Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 12 months with your tax advisor prior to proceeding with the transaction.

**Taxation of Annuity Payments.**  Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income.  The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

The tax treatment of partial annuitizations is unclear.  We currently treat any partial annuitizations as withdrawals rather than as annuity payments.  Please consult your tax adviser before electing a partial annuitization.

**Death Benefits.**  Amounts may be distributed from a Contract because of your death or the death of the annuitant.  Generally, such amounts are includible in the income of the recipient as follows:  (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.  Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

> After you begin receiving annuity payments under the Contract; or
> Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2008, your entire balance must be distributed by August 31, 2013.  However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner.  If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit.  It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

**Assignments and Other Transfers.**  A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein.  The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution.  Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

**Immediate Annuities.**  Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

**Multiple Contracts.** Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

**Withholding.** We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

## Taxation of Qualified Contracts

### General

The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan and your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral**

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

**Section 401(a), 401(k), Roth 401(k), and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

**Individual Retirement Annuities.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Roth IRAs.** Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Section 403(b) Tax-Sheltered Annuities.** The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

**Contributions**

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

**Distributions – General**

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**Section 401(a), 401(k) and 403(a) Plans.** Distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- a required minimum distribution under Tax Code Section 401(a)(9);
- a hardship withdrawal;
- otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code.  The Tax Code may provide other exceptions or impose other penalties in other circumstances.

**Individual Retirement Annuities.**  All distributions from an IRA are taxed as received unless either one of the following is true:

> The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
>
> You made after-tax contributions to the IRA.  In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

> You have attained age 59½;
>
> You have become disabled, as defined in the Tax Code;
>
> You have died and the distribution is to your beneficiary;
>
> The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
>
> The distribution is made due to an IRS levy upon your plan;
>
> The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
>
> The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

**Roth IRAs.** A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

> Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
>
> Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings.  A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred.  In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution.  The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

**403(b) Plans.**  Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered.  In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations,  you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
>
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
>
> The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
>
> A required minimum distribution under Tax Code section 401(a)(9);
>
> A hardship withdrawal;
>
> Otherwise excludable from income; or
>
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

**Special Disaster Relief.** In 2005, 2007 and 2008 Congress temporarily provided taxpayers with certain kinds of relief which eased the complex rules covering withdrawals by individuals who suffered economic losses due to natural disasters such as Hurricanes Katrina, Rita and Wilma as well as tornados and floods. Please consult a qualified tax adviser for further information if there is any question as to whether such relief is available.

**Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).**

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

> Start date for distributions;
>
> The time period in which all amounts in your account(s) must be distributed; and
>
> Distribution amounts.

**Start Date and Time Period.**  Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½.  We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

> Over your life or the joint lives of you and your designated beneficiary; or
> Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.**  The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9).  The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.**  If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime.  Further information regarding required minimum distributions may be found in your contract.

**Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only).**  Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions.  Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death.  Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death.  For example, if you died on September 1, 2006, your entire balance must be distributed to the designated beneficiary by December 31, 2011.  However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.**  If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

> December 31 of the calendar year following the calendar year of your death; or
> December 31 of the calendar year in which you would have attained age 70½.

**No designated beneficiary.**  If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

**Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only).** In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

**Withholding**
   Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**401(a), 401(k), Roth 401(k), 403(a) and 403(b).** Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**IRAs and Roth IRAs.** Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

### Assignment and Other Transfers

**IRAS and Roth IRAs.** The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

**Section 403(b) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

> A plan participant as a means to provide benefit payments;
> An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
> The Company as collateral for a loan.

## Tax Consequences of Enhanced Death Benefit
The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit. In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

## Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

## Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

## Taxation of Company
We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

## OTHER TOPICS

**Separate Account B**

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. The Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in the Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. The subaccounts invest directly in the shares of a pre-assigned underlying fund. Each underlying fund has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of an underlying fund are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contract.

We currently offer other variable annuity contracts that invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your contract.

**The Company**

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia.

Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA.

Directed Services LLC, the distributor of the Contracts and the investment manager of the ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co., portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively. As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its

insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

**Regulatory Matters**

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

**Insurance and Retirement Plan Products and Other Regulatory Matters.** Federal and state regulators, and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

**Investment Product Regulatory Issues.** Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

**Product Regulation.** Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and

distribution, and administration.  Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

**Selling the Contract**

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts.  Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales.  Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms").  Selling firms are also registered with the SEC and are FINRA member firms.

The following is a list of broker/dealers that are affiliated with the Company:

- Directed Services LLC
- ING America Equities, Inc.
- ING Financial Advisers, LLC
- ING Financial Markets LLC
- ING Financial Partners, Inc.

- ING Funds Distributor, LLC
- ING Investment Advisors, LLC
- ING Investment Management Services LLC
- ShareBuilder Securities Corporation
- Systematized Benefits Administrators, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts.  Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative.  This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account.  We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules.  This compensation is generally based on a percentage of premium payments.  Selling firms may receive commissions of up to 8.0% of premium payments.  In addition, selling firms may receive ongoing annual compensation of up to .50% of all, or a portion, of values of Contracts sold through the firm.  Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices.  Commissions and annual compensation, when combined, could exceed 8.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria.  These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors.  Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers.  These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives).  These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2009, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

| 1. | Morgan Stanley Smith Barney LLC | 14. | National Planning Corporation |
|---|---|---|---|
| 2. | LPL Financial Corporation | 15. | Wells Fargo Advisors, LLC (Bank Channel) |
| 3. | Merrill Lynch, Pierce, Fenner & Smith, Inc. | 16. | Woodbury Financial Services Inc. |
| 4. | ING Financial Partners Inc. | 17. | Wells Fargo Investments LLC |
| 5. | ING Financial Partners, Inc. CAREER | 18. | Morgan Keegan and Company Inc. |
| 6. | UBS Financial Services Inc. | 19. | PrimeVest Financial Services Inc. |
| 7. | ING Financial Advisers, LLC | 20. | Wells Fargo SEC, LLC |
| 8. | Wells Fargo Advisors, LLC | 21. | Royal Alliance Associates Inc. |
| 9. | Raymond James Financial Services Inc. | 22. | Madison Avenue Securities Inc. |
| 10. | Financial Network Investment Corporation | 23. | SII Investments Inc. |
| 11. | Chase Investment SVCS Corp | 24. | First Allied Securities Inc. |
| 12. | Securities America Inc. | 25. | Securian Financial Services Inc. |
| 13. | Multi-Financial Securities Corporation | | |

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

**Payment Delay or Suspension**

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

- On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;

- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or

- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

**Voting Rights**

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract holder under a group contract, you have a fully vested interest in the contract and may instruct the group contract holder how to direct the Company to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions, the effect of which could be that a small number of contract owners decide the outcome of a vote. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.

- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

**Contract Modifications**

We may change the contract as required by federal or state law or as otherwise permitted in the contract. In addition, we may, upon 30 days' written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

**Transfer of Ownership: Assignment**

We will accept assignments or transfers of ownership of a nonqualified contract or a qualified contract where such assignments or transfers are not prohibited, with proper notification. The date of any assignment or transfer of ownership will be the date we receive the notification at our Customer Service Center. An assignment or transfer of ownership may have tax consequences and you should consult with a tax adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to the Company at our Customer Service Center. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

**Involuntary Terminations**

We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.

**Legal Proceedings**

We are not aware of any pending legal proceedings which involve Separate Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial condition. Directed Services LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

## STATEMENT OF ADDITIONAL INFORMATION

**Table of Contents**

You may request an SAI by calling our Customer Service Center at the number listed in "Contract Overview — Questions: Contacting the Company."

## ING USA Guaranteed Account

**The ING USA Guaranteed Account (the Guaranteed Account) is a fixed interest option available during the accumulation phase under the contract. This appendix is only a summary of certain facts about the Guaranteed Account. Please read the Guaranteed Account prospectus carefully before investing in this option.**

**In General.** Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below), which may be positive or negative.

When deciding to invest in the Guaranteed Account, contact your sales representative or our Customer Service Center to learn:

- The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.

- The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s). You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

**Deposit Period.** During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

**Interest Rates.** We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

**Guaranteed Terms.** The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your sales representative or our Customer Service Center to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

**Fees and Other Deductions.** If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:

- Market Value Adjustment (MVA)—as described in this appendix and in the Guaranteed Account prospectus;

- Tax penalties and/or tax withholding—see "Taxation";

- Early withdrawal charge—see "Fees"; or

- Maintenance fee—see "Fees."

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Also, if you elected the premium bonus option, a charge will be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See the "Premium Bonus Option – Forfeiture" and "Withdrawals" sections of the contract prospectus.

**Market Value Adjustment (MVA).** If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

**MVA Waiver.** For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:

- Transfers due to participation in the dollar cost averaging program;

- Withdrawals taken due to your election of SWO or ECO (described in "Systematic Distribution Options"), if available;

- Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived; and

- Withdrawals due to your exercise of the right to cancel your contract (described in "Right to Cancel").

**Death Benefit.** When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied.

**Partial Withdrawals.** For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn pro rata from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within each Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period until depleted, then from the next oldest and so on until the amount requested is satisfied.

**Guaranteed Terms Maturity.** As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term; (b) transferred to other available investment options; or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59½, tax penalties may apply.

If no direction is received from you at our Customer Service Center by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account each guaranteed term is counted as one funding option. If a guaranteed term matures and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

**Subsequent Purchase Payments.** Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) is not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

**Dollar Cost Averaging.** The Company may offer more than one guaranteed term of the same duration and credit one with a higher rate contingent upon use only with the dollar cost averaging program. If amounts are applied to a guaranteed term which is credited with a higher rate using dollar cost averaging and the dollar cost averaging is discontinued, the amounts will be transferred to another guaranteed term of the same duration and an MVA will apply.

**Transfer of Account Dollars.** Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90-day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO or SWO (see "Systematic Distribution Options"); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

**Reinstating Amounts Withdrawn from the Guaranteed Account.** If amounts are withdrawn and then reinstated in the Guaranteed Account, we apply the reinstated amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. We reinstate amounts proportionately in the same way as they were allocated before withdrawal. We will not credit your account for market value adjustments that we deducted, any premium bonus forfeited or any taxes that were withheld at the time of withdrawal.

**The Income Phase.** The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

**Distribution.** Directed Services LLC is principal underwriter and distributor of the contract. Directed Services LLC enters into sales agreements with broker-dealers to sell the contract through registered representatives who are licensed to sell securities and variable insurance products. These broker-dealers are registered with the SEC and are members of the Financial Industry Regulatory Authority (FINRA). From time to time the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract and may negotiate different commissions for these broker-dealers.

## APPENDIX II

## Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company.  The Fixed Interest Division is part of the ING USA General Account.  Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated April 30, 2010.  The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state.  If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at (800) 366-0066.  When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account.  The Fixed Interest Division may not be available in some states.  Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure.  Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

## Description of Underlying Funds

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix, plus any Fixed Interest Allocation that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" or "Retirement Funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Consult with your investment professional to determine if the portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

The following table highlights name changes.

| List of Fund Name Changes | |
| --- | --- |
| *Former Fund Name* | *Current Fund Name* |
| ING Focus 5 Portfolio | ING DFA Global All Equity Portfolio |
| ING Dow Jones EURO STOXX 50® Index Portfolio | ING EURO STOXX 50® Index Portfolio |
| ING Japan Equity Index Portfolio | ING Japan TOPIX Index® Portfolio |
| ING Van Kampen Global Franchise Portfolio | ING Morgan Stanley Global Franchise Portfolio |
| ING Van Kampen Global Tactical Asset Allocation Portfolio | ING Morgan Stanley Global Tactical Asset Allocation Portfolio |
| ING Evergreen Health Sciences Portfolio | ING Wells Fargo Health Care Portfolio |
| ING Evergreen Omega Portfolio | ING Wells Fargo Omega Growth Portfolio |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Investors Trust** | |
| *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258* | |
| **ING American Funds Asset Allocation Portfolio** | Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term. |
| **Investment Adviser:** ING Investments, LLC | |
| **Investment Adviser to Master Funds:** Capital Research Management Company | |
| **ING American Funds Bond Portfolio** | Seeks to maximize your level of current income and preserve your capital. |
| **Investment Adviser:** ING Investments, LLC | |
| **Investment Adviser to Master Funds:** Capital Research Management Company | |
| **ING American Funds Growth Portfolio** | Seeks to make your investment grow. |
| **Investment Adviser:** ING Investments, LLC | |
| **Investment Adviser to Master Funds:** Capital Research Management Company | |
| **ING American Funds Growth-Income Portfolio** | Seeks to make your investment grow and provide you with income over time. |
| **Investment Adviser:** ING Investments, LLC | |
| **Investment Adviser to Master Funds:** Capital Research Management Company | |
| **ING American Funds International Portfolio** | Seeks to make your investment grow over time. |
| **Investment Adviser:** ING Investments, LLC | |
| **Investment Adviser to Master Funds:** Capital Research Management Company | |
| **ING American Funds World Allocation Portfolio** | Seeks long-term growth of capital. |
| **Investment Adviser:** Directed Services LLC **Asset Allocation Committee** | |
| **ING Artio Foreign Portfolio** | Seeks long-term growth of capital. |
| **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Artio Global Management LLC | |
| **ING BlackRock Inflation Protected Bond Portfolio** | A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management. |
| **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Financial Management, Inc. | |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING BlackRock Large Cap Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| **ING DFA Global All Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Dimensional Fund Advisors LP | Seeks long-term capital appreciation. |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio\***<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Fidelity Management & Research Company<br><br>\* FMR<sup>SM</sup> is a service mark of Fidelity Management & Research Company | Seeks long-term growth of capital. |
| **ING Franklin Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Franklin Advisers, Inc. | Seeks to maximize income while maintaining prospects for capital appreciation. |
| **ING Franklin Mutual Shares Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Franklin Mutual Advisers, LLC | Seeks capital appreciation and secondarily, income. |
| **ING Franklin Templeton Founding Strategy Portfolio**<br><br>**Investment Adviser:** Directed Services LLC | Seeks capital appreciation and secondarily, income. |
| **ING JPMorgan Small Cap Core Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |
| **ING Liquid Assets Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks a high level of current income consistent with the preservation of capital and liquidity. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Marsico Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING MFS Total Return Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. |
| **ING MFS Utilities Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Massachusetts Financial Services Company | Seeks total return. |
| **ING Morgan Stanley Global Franchise Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Morgan Stanley Investment Management Inc. | A *non-diversified* Portfolio that seeks long-term capital appreciation. |
| **ING Morgan Stanley Global Tactical Asset Allocation Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Morgan Stanley Investment Management Inc. | Seeks capital appreciation over time. |
| **ING Oppenheimer Active Allocation Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** OppenheimerFunds, Inc. | Seeks long-term growth of capital with a secondary objective of current income. |
| **ING PIMCO High Yield Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING PIMCO Total Return Bond Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Pioneer Fund Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. |
| **ING Pioneer Mid Cap Value Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Pioneer Investment Management, Inc. | Seeks capital appreciation. |
| **ING Retirement Conservative Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios. |
| **ING Retirement Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio. |
| **ING Retirement Moderate Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio. |
| **ING Retirement Moderate Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Asset Allocation Committee** | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio. |
| **ING Templeton Global Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Templeton Global Advisors Limited | Seeks capital appreciation. Current income is only an incidental consideration. |
| **ING T. Rowe Price Capital Appreciation Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. |
| **ING T. Rowe Price Equity Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **ING Van Kampen Growth and Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Van Kampen | Seeks long-term growth of capital and income. |
| **ING Wells Fargo Health Care Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Wells Capital Management Inc. | A *non-diversified* Portfolio that seeks long-term capital growth. |
| **ING Wells Fargo Omega Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Wells Capital Management Inc. | Seeks long-term capital growth. |

## ING Partners, Inc.
### *7337 East Doubletree Ranch Road, Scottsdale, AZ 85258*

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **ING Baron Small Cap Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** BAMCO, Inc. | Seeks capital appreciation. |
| **ING Davis New York Venture Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Davis Selected Advisers, L.P. | Seeks long-term growth of capital. |
| **ING JPMorgan Mid Cap Value Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** J.P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. |
| **ING Templeton Foreign Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **ING T. Rowe Price Growth Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital growth, and secondarily, increasing dividend income. |
| **ING Van Kampen Comstock Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br>**Investment Subadviser:** Van Kampen | Seeks capital growth and income. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING Van Kampen Equity and Income Portfolio**<br><br>  **Investment Adviser:** Directed Services LLC<br>  **Investment Subadviser:** Van Kampen | Seeks total return, consisting of long-term capital appreciation and current income. |

**ING Variable Funds**
*7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*

| | |
|---|---|
| **ING Growth and Income Portfolio**<br><br>  **Investment Adviser:** ING Investments, LLC<br>  **Investment Subadviser:** ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |

**ING Variable Portfolios, Inc.**
*7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*

| | |
|---|---|
| **ING BlackRock Science and Technology Opportunities Portfolio**<br><br>  **Investment Adviser:** ING Investments, LLC<br>  **Investment Subadviser:** BlackRock Advisors, LLC | Seeks long-term capital appreciation. |
| **ING EURO STOXX 50® Index Portfolio**<br><br>  **Investment Adviser:** ING Investments, LLC<br>  **Investment Subadviser:** ING Investment Management Co. | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the EURO STOXX 50® Index. |
| **ING FTSE 100 Index® Portfolio**<br><br>  **Investment Adviser:** ING Investments, LLC<br>  **Investment Subadviser:** ING Investment Management Co. | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the FTSE 100 Index®. |
| **ING Hang Seng Index Portfolio**<br><br>  **Investment Adviser:** ING Investments, LLC<br>  **Investment Subadviser:** ING Investment Management Co. | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Hang Seng Index. |
| **ING International Index Portfolio**<br><br>  **Investment Adviser:** ING Investments, LLC<br>  **Investment Subadviser:** ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index. |
| **ING Japan TOPIX Index® Portfolio**<br><br>  **Investment Adviser:** ING Investments, LLC<br>  **Investment Subadviser:** ING Investment Management Co. | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Tokyo Stock Price Index®. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **ING Russell™ Large Cap Growth Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index. |
| **ING Russell™ Large Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index. |
| **ING Russell™ Large Cap Value Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index. |
| **ING Russell™ Mid Cap Growth Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index. |
| **ING Russell™ Mid Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Index. |
| **ING Russell™ Small Cap Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index. |
| **ING Small Company Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations. |
| **ING U.S. Bond Index Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br>**Investment Subadviser:** Neuberger Berman Fixed Income LLC | Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **ING WisdomTree<sup>SM</sup> Global High-Yielding Equity Index Portfolio\*** | Seeks investment returns that closely correspond to the price and yield performance, (before fees and expenses) of the WisdomTree<sup>SM</sup> Global High-Yielding Equity Index. |
| **Investment Adviser:** ING Investments, LLC | |
| **Investment Subadviser:** ING Investment Management Co. | |
| \* WisdomTree<sup>SM</sup> is a servicemark of WisdomTree Investments | |
| **ING Variable Products Trust** | |
| *7337 E. Doubletree Ranch Road, Scottsdale, AZ  85258* | |
| **ING MidCap Opportunities Portfolio** | Seeks long-term capital appreciation. |
| **Investment Adviser:** ING Investments, LLC | |
| **Investment Subadviser:** ING Investment Management Co. | |
| **ING Intermediate Bond Portfolio** | |
| *7337 E. Doubletree Ranch Road, Scottsdale, AZ  85258* | |
| **ING Intermediate Bond Portfolio** | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities.  It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Investment Adviser:** ING Investments, LLC | |
| **Investment Subadviser:** ING Investment Management Co. | |
| **BlackRock Variable Series Funds, Inc.** | |
| *800 Scudders Mill Road, Plainsboro, NJ  08536* | |
| **BlackRock Global Allocation V.I. Fund** | The fund seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends. |
| **Investment Adviser:** BlackRock Advisors, LLC | |
| **Investment Subadviser:** BlackRock Investment Management, LLC; BlackRock Asset Management U.K. Limited | |

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING USA Annuity and Life Insurance Company.  The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

The Hang Seng Index (the "Index") is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited.  The mark and name of the Hang Seng Index are proprietary to Hang Seng Data Services Limited.  Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by ING Investments, LLC and ING Investment Management Co. in connection with ING Hang Seng Index Portfolio (the "Product"), BUT NEITHER HANG SENG INDEXES COMPANY LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF  THE PRODUCT OR ANY OTHER PERSON: (i) THE ACCURACY OR COMPLETENESS OF ANY OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY ING INVESTMENTS, LLC AND ING INVESTMENT MANAGEMENT CO. IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALINGWITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product.  Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited.  For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2009 including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Complete information is available in the SAI. Contact our Customer Service Center to obtain your copy free of charge. Please ask us about where you can find more timely information.

## CONDENSED FINANCIAL INFORMATION

**Except for subaccounts which did not commence operations as of December 31, 2009, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods.**

### Separate Account Annual Charges of 0.95%

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. LEISURE FUND** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.11 | $14.38 | $14.64 | $11.86 | $12.12 | $10.79 | $8.47 | $10.00 | |
| Value at end of period | $10.67 | $8.11 | $14.38 | $14.64 | $11.86 | $12.12 | $10.79 | $8.47 | |
| Number of accumulation units outstanding at end of period | 15,494 | 11,818 | 12,345 | 16,278 | 26,508 | 13,783 | 7,507 | 749 | |
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $8.02 | $10.31 | | | | | | | |
| Value at end of period | $9.61 | $8.02 | | | | | | | |
| Number of accumulation units outstanding at end of period | 289,884 | 157,683 | | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.25 | $13.00 | $13.48 | $11.40 | $10.15 | | | | |
| Value at end of period | $11.46 | $9.25 | $13.00 | $13.48 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 29,230 | 27,505 | 29,920 | 34,140 | 47,910 | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $10.61 | $18.69 | $16.09 | $14.57 | $12.61 | $11.06 | $8.71 | $9.73 | $10.00 |
| Value at end of period | $14.23 | $10.61 | $18.69 | $16.09 | $14.57 | $12.61 | $11.06 | $8.71 | $9.73 |
| Number of accumulation units outstanding at end of period | 825,559 | 867,530 | 908,267 | 905,470 | 713,743 | 551,666 | 327,190 | 86,387 | 23,962 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.90 | $13.94 | $13.90 | $11.70 | $11.19 | $10.16 | $7.89 | $9.61 | $10.00 |
| Value at end of period | $10.16 | $7.90 | $13.94 | $13.90 | $11.70 | $11.19 | $10.16 | $7.89 | $9.61 |
| Number of accumulation units outstanding at end of period | 347,831 | 401,729 | 429,511 | 420,104 | 514,374 | 519,515 | 308,618 | 137,711 | 26,226 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $7.21 | $10.16 | | | | | | | |
| Value at end of period | $8.81 | $7.21 | | | | | | | |
| Number of accumulation units outstanding at end of period | 44,294 | 6,595 | | | | | | | |

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $9.04 | $10.14 | | | | | | | |
| Value at end of period | $10.04 | $9.04 | | | | | | | |
| Number of accumulation units outstanding at end of period | 163,350 | 44,947 | | | | | | | |
| **ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.98 | $14.67 | $14.17 | $12.48 | $11.97 | $11.01 | $10.00 | | |
| Value at end of period | $11.61 | $8.98 | $14.67 | $14.17 | $12.48 | $11.97 | $11.01 | | |
| Number of accumulation units outstanding at end of period | 933,504 | 955,255 | 934,992 | 897,306 | 811,729 | 468,147 | 61,848 | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $9.09 | $16.46 | $14.87 | $13.69 | $11.96 | $10.79 | $10.00 | | |
| Value at end of period | $12.48 | $9.09 | $16.46 | $14.87 | $13.69 | $11.96 | $10.79 | | |
| Number of accumulation units outstanding at end of period | 1,164,673 | 1,160,067 | 1,132,944 | 1,117,857 | 946,920 | 479,213 | 67,367 | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $12.94 | $22.71 | $19.20 | $16.38 | $13.67 | $11.64 | $10.00 | | |
| Value at end of period | $18.25 | $12.94 | $22.71 | $19.20 | $16.38 | $13.67 | $11.64 | | |
| Number of accumulation units outstanding at end of period | 629,054 | 627,231 | 637,013 | 593,924 | 533,978 | 313,605 | 40,608 | | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.69 | | | | | | | | |
| Value at end of period | $13.13 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,071 | | | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.79 | $21.12 | $18.31 | $14.31 | $12.52 | $10.72 | $8.25 | $10.00 | |
| Value at end of period | $14.04 | $11.79 | $21.12 | $18.31 | $14.31 | $12.52 | $10.72 | $8.25 | |
| Number of accumulation units outstanding at end of period | 295,437 | 329,488 | 359,311 | 317,079 | 228,564 | 150,528 | 37,732 | 3,926 | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.71 | $13.24 | $12.60 | $11.04 | $10.00 | | | | |
| Value at end of period | $10.32 | $7.71 | $13.24 | $12.60 | $11.04 | | | | |
| Number of accumulation units outstanding at end of period | 230,323 | 193,360 | 205,623 | 141,657 | 72,996 | | | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $9.94 | | | | | | | | |
| Value at end of period | $10.62 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 160,538 | | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.90 | $13.09 | $12.38 | $11.67 | $10.62 | | | | |
| Value at end of period | $10.19 | $7.90 | $13.09 | $12.38 | $11.67 | | | | |
| Number of accumulation units outstanding at end of period | 107,232 | 191,117 | 164,463 | 171,116 | 117,504 | | | | |
| **ING BLACKROCK LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.56 | $13.36 | $12.93 | $11.22 | $10.98 | | | | |
| Value at end of period | $9.56 | $8.56 | $13.36 | $12.93 | $11.22 | | | | |
| Number of accumulation units outstanding at end of period | 8,844 | 11,162 | 11,924 | 15,652 | 4,666 | | | | |

A2

SDVA

**Condensed Financial Information (continued)**

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.52 | $9.99 | | | | | | | |
| Value at end of period | $9.86 | $6.52 | | | | | | | |
| Number of accumulation units outstanding at end of period | 38,668 | 18,329 | | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2006) | | | | | | | | | |
| Value at beginning of period | $7.30 | $12.55 | $13.67 | $10.87 | | | | | |
| Value at end of period | $9.65 | $7.30 | $12.55 | $13.67 | | | | | |
| Number of accumulation units outstanding at end of period | 74,367 | 71,878 | 44,959 | 48,430 | | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $10.91 | $17.92 | $22.00 | $16.13 | $13.95 | $10.87 | | | |
| Value at end of period | $14.69 | $10.91 | $17.92 | $22.00 | $16.13 | $13.95 | | | |
| Number of accumulation units outstanding at end of period | 117,506 | 113,525 | 115,394 | 126,148 | 119,731 | 27,720 | | | |
| **ING COLUMBIA SMALL CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $6.72 | $10.29 | $10.08 | $10.05 | | | | | |
| Value at end of period | $8.30 | $6.72 | $10.29 | $10.08 | | | | | |
| Number of accumulation units outstanding at end of period | 110,539 | 149,933 | 127,183 | 77,168 | | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | |
| (Fund first available during January 2006) | | | | | | | | | |
| Value at beginning of period | $6.95 | $11.54 | $11.18 | $10.26 | | | | | |
| Value at end of period | $9.05 | $6.95 | $11.54 | $11.18 | | | | | |
| Number of accumulation units outstanding at end of period | 179,609 | 158,615 | 112,120 | 53,296 | | | | | |
| **ING EVERGREEN HEALTH SCIENCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.31 | $13.18 | $12.26 | $10.87 | $9.94 | $9.72 | | | |
| Value at end of period | $11.07 | $9.31 | $13.18 | $12.26 | $10.87 | $9.94 | | | |
| Number of accumulation units outstanding at end of period | 85,779 | 133,789 | 118,427 | 136,843 | 144,971 | 33,385 | | | |
| **ING EVERGREEN OMEGA PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.99 | $12.53 | $11.33 | $10.83 | $10.52 | $9.93 | | | |
| Value at end of period | $12.68 | $8.99 | $12.53 | $11.33 | $10.83 | $10.52 | | | |
| Number of accumulation units outstanding at end of period | 83,827 | 45,525 | 48,061 | 54,505 | 56,706 | 12,323 | | | |
| **ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.13 | $15.15 | $13.36 | $12.05 | $9.96 | | | | |
| Value at end of period | $12.59 | $9.13 | $15.15 | $13.36 | $12.05 | | | | |
| Number of accumulation units outstanding at end of period | 167,288 | 171,019 | 187,448 | 128,496 | 26,655 | | | | |
| **ING FOCUS 5 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.04 | $10.18 | | | | | | | |
| Value at end of period | $7.29 | $6.04 | | | | | | | |
| Number of accumulation units outstanding at end of period | 544 | 434 | | | | | | | |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.81 | $11.14 | $10.96 | $10.02 | | | | | |
| Value at end of period | $10.21 | $7.81 | $11.14 | $10.96 | | | | | |
| Number of accumulation units outstanding at end of period | 557,839 | 433,035 | 335,395 | 172,105 | | | | | |

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $7.35 | $11.92 | $12.48 | | | | | | |
| Value at end of period | $9.21 | $7.35 | $11.92 | | | | | | |
| Number of accumulation units outstanding at end of period | 202,810 | 204,722 | 168,065 | | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $6.14 | $9.64 | $10.14 | | | | | | |
| Value at end of period | $7.92 | $6.14 | $9.64 | | | | | | |
| Number of accumulation units outstanding at end of period | 77,286 | 69,684 | 62,482 | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.45 | $21.31 | $16.14 | $13.42 | $9.56 | | | | |
| Value at end of period | $16.96 | $12.45 | $21.31 | $16.14 | $13.42 | | | | |
| Number of accumulation units outstanding at end of period | 149,093 | 127,955 | 96,378 | 59,314 | 38,316 | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.13 | $9.66 | | | | | | | |
| Value at end of period | $7.90 | $6.13 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,371,537 | 1,055,301 | | | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.19 | | | | | | | | |
| Value at end of period | $13.00 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 12,052 | | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.52 | $12.13 | $11.69 | $10.33 | $9.92 | $9.08 | $7.28 | $9.40 | $10.00 |
| Value at end of period | $9.16 | $7.52 | $12.13 | $11.69 | $10.33 | $9.92 | $9.08 | $7.28 | $9.40 |
| Number of accumulation units outstanding at end of period | 2,858,096 | 1,834,630 | 1,639,937 | 397,879 | 407,086 | 418,924 | 334,015 | 141,983 | 16,897 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.91 | $16.06 | $15.41 | $14.26 | $12.98 | $11.27 | $8.61 | $9.91 | $10.00 |
| Value at end of period | $12.90 | $9.91 | $16.06 | $15.41 | $14.26 | $12.98 | $11.27 | $8.61 | $9.91 |
| Number of accumulation units outstanding at end of period | 370,245 | 344,429 | 393,916 | 470,325 | 530,496 | 517,452 | 312,714 | 133,786 | 25,943 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $10.24 | $15.58 | $16.82 | $14.97 | $14.07 | $11.67 | $8.67 | $10.11 | $10.00 |
| Value at end of period | $12.63 | $10.24 | $15.58 | $16.82 | $14.97 | $14.07 | $11.67 | $8.67 | $10.11 |
| Number of accumulation units outstanding at end of period | 277,071 | 259,992 | 285,715 | 328,082 | 388,229 | 336,053 | 212,622 | 97,304 | 18,193 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.87 | $10.90 | $10.42 | $10.13 | $10.04 | | | | |
| Value at end of period | $10.87 | $9.87 | $10.90 | $10.42 | $10.13 | | | | |
| Number of accumulation units outstanding at end of period | 2,146,877 | 1,471,381 | 359,648 | 249,344 | 99,176 | | | | |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.09 | $10.26 | | | | | | | |
| Value at end of period | $7.68 | $6.09 | | | | | | | |
| Number of accumulation units outstanding at end of period | 95,951 | 809 | | | | | | | |

A4

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING JANUS CONTRARIAN PORTFOLIO** | | | | | | | | | |
| (Fund first available during November 2004) | | | | | | | | | |
| Value at beginning of period | $9.72 | $19.24 | $16.07 | $13.19 | $11.52 | $10.69 | | | |
| Value at end of period | $13.14 | $9.72 | $19.24 | $16.07 | $13.19 | $11.52 | | | |
| Number of accumulation units outstanding at end of period | 92,749 | 88,500 | 99,303 | 22,452 | 10,207 | 1,302 | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.26 | $25.41 | $18.52 | $13.77 | $10.28 | | | | |
| Value at end of period | $20.84 | $12.26 | $25.41 | $18.52 | $13.77 | | | | |
| Number of accumulation units outstanding at end of period | 140,300 | 134,627 | 135,439 | 102,809 | 38,991 | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.79 | $17.77 | $17.53 | $15.19 | $14.14 | $11.84 | $9.19 | $10.00 | |
| Value at end of period | $14.67 | $11.79 | $17.77 | $17.53 | $15.19 | $14.14 | $11.84 | $9.19 | |
| Number of accumulation units outstanding at end of period | 73,106 | 72,668 | 88,982 | 99,336 | 131,775 | 110,487 | 50,682 | 7,703 | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $10.46 | $15.07 | $15.48 | $13.40 | $13.63 | $10.46 | $7.87 | $10.00 | |
| Value at end of period | $13.19 | $10.46 | $15.07 | $15.48 | $13.40 | $13.63 | $10.46 | $7.87 | |
| Number of accumulation units outstanding at end of period | 104,806 | 100,668 | 113,966 | 122,935 | 109,313 | 85,598 | 30,406 | 2,395 | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.23 | $13.69 | $14.09 | $12.93 | $11.74 | $10.83 | $10.00 | | |
| Value at end of period | $10.75 | $8.23 | $13.69 | $14.09 | $12.93 | $11.74 | $10.83 | | |
| Number of accumulation units outstanding at end of period | 35,599 | 34,077 | 44,917 | 61,704 | 74,488 | 74,276 | 856 | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $18.72 | $18.45 | $17.75 | $17.12 | $16.81 | $16.82 | $16.86 | $16.78 | $16.64 |
| Value at end of period | $18.60 | $18.72 | $18.45 | $17.75 | $17.12 | $16.81 | $16.82 | $16.86 | $16.78 |
| Number of accumulation units outstanding at end of period | 1,483,805 | 1,679,566 | 818,125 | 379,225 | 191,796 | 298,469 | 174,559 | 125,682 | 10,855 |
| **ING LORD ABBETT AFFILIATED PORTFOLIO** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $9.55 | $15.21 | $14.74 | $12.66 | $12.11 | $11.13 | $10.00 | | |
| Value at end of period | $11.24 | $9.55 | $15.21 | $14.74 | $12.66 | $12.11 | $11.13 | | |
| Number of accumulation units outstanding at end of period | 22,543 | 20,017 | 20,285 | 32,046 | 5,318 | 4,991 | 3,929 | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.43 | $14.26 | $12.61 | $12.13 | $11.25 | $9.72 | | | |
| Value at end of period | $10.77 | $8.43 | $14.26 | $12.61 | $12.13 | $11.25 | | | |
| Number of accumulation units outstanding at end of period | 155,590 | 160,660 | 172,542 | 131,122 | 67,535 | 28,440 | | | |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.14 | $18.27 | $15.30 | $12.45 | $10.06 | | | | |
| Value at end of period | $12.45 | $9.14 | $18.27 | $15.30 | $12.45 | | | | |
| Number of accumulation units outstanding at end of period | 97,947 | 105,954 | 97,500 | 154,055 | 49,031 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $22.75 | $29.58 | $28.71 | $25.90 | $25.41 | $23.08 | $19.96 | $21.24 | $21.21 |
| Value at end of period | $26.57 | $22.75 | $29.58 | $28.71 | $25.90 | $25.41 | $23.08 | $19.96 | $21.24 |
| Number of accumulation units outstanding at end of period | 315,851 | 338,065 | 410,842 | 426,361 | 436,951 | 288,602 | 208,270 | 100,967 | 23,176 |

## Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $11.53 | $18.69 | $14.81 | $11.43 | $10.05 | | | | |
| Value at end of period | $15.17 | $11.53 | $18.69 | $14.81 | $11.43 | | | | |
| Number of accumulation units outstanding at end of period | 193,722 | 160,649 | 158,121 | 112,423 | 62,951 | | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.50 | $10.06 | | | | | | | |
| Value at end of period | $9.07 | $6.50 | | | | | | | |
| Number of accumulation units outstanding at end of period | 26,357 | 13,767 | | | | | | | |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $11.24 | | | | | | | | |
| Value at end of period | $12.98 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 628 | | | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.78 | $14.86 | $14.07 | $12.04 | $10.06 | | | | |
| Value at end of period | $12.14 | $8.78 | $14.86 | $14.07 | $12.04 | | | | |
| Number of accumulation units outstanding at end of period | 111,643 | 108,588 | 119,469 | 130,552 | 145,375 | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $10.06 | $17.07 | $16.21 | $13.91 | $12.40 | $10.89 | $8.34 | $10.00 | |
| Value at end of period | $13.89 | $10.06 | $17.07 | $16.21 | $13.91 | $12.40 | $10.89 | $8.34 | |
| Number of accumulation units outstanding at end of period | 170,424 | 176,836 | 168,973 | 139,169 | 54,637 | 46,615 | 29,810 | 1,482 | |
| **ING OPPORTUNISTIC LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.95 | $10.93 | $10.74 | $9.37 | $8.86 | $8.14 | $6.62 | $9.04 | $10.00 |
| Value at end of period | $7.91 | $6.95 | $10.93 | $10.74 | $9.37 | $8.86 | $8.14 | $6.62 | $9.04 |
| Number of accumulation units outstanding at end of period | 84,799 | 88,588 | 92,141 | 101,434 | 117,122 | 68,299 | 53,477 | 31,205 | 1,584 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.46 | $12.33 | $12.10 | $11.22 | $10.85 | $10.00 | | | |
| Value at end of period | $14.00 | $9.46 | $12.33 | $12.10 | $11.22 | $10.85 | | | |
| Number of accumulation units outstanding at end of period | 353,313 | 372,409 | 449,307 | 476,338 | 449,334 | 447,490 | | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $16.61 | $16.09 | $14.91 | $14.43 | $14.21 | $13.68 | $13.19 | $12.25 | $11.80 |
| Value at end of period | $18.83 | $16.61 | $16.09 | $14.91 | $14.43 | $14.21 | $13.68 | $13.19 | $12.25 |
| Number of accumulation units outstanding at end of period | 1,580,125 | 1,356,952 | 862,232 | 725,870 | 673,582 | 530,901 | 367,672 | 161,644 | 42,619 |
| **ING PIONEER FUND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.57 | $13.26 | $12.74 | $11.01 | $10.23 | | | | |
| Value at end of period | $10.54 | $8.57 | $13.26 | $12.74 | $11.01 | | | | |
| Number of accumulation units outstanding at end of period | 43,069 | 46,213 | 70,706 | 89,344 | 42,278 | | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.42 | $12.71 | $12.16 | $10.93 | $9.96 | | | | |
| Value at end of period | $10.44 | $8.42 | $12.71 | $12.16 | $10.93 | | | | |
| Number of accumulation units outstanding at end of period | 186,703 | 181,447 | 124,288 | 52,429 | 38,742 | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $8.25 | | | | | | | | |
| Value at end of period | $8.32 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 95,905 | | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.22 | | | | | | | | |
| Value at end of period | $9.38 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,279,078 | | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.50 | | | | | | | | |
| Value at end of period | $9.64 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 985,236 | | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.75 | | | | | | | | |
| Value at end of period | $9.87 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 961,001 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $10.71 | | | | | | | | |
| Value at end of period | $12.73 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 150,545 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.73 | $10.32 | | | | | | | |
| Value at end of period | $8.24 | $6.73 | | | | | | | |
| Number of accumulation units outstanding at end of period | 142,141 | 123,949 | | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.65 | | | | | | | | |
| Value at end of period | $12.55 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 188,487 | | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $11.58 | | | | | | | | |
| Value at end of period | $13.04 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 32,327 | | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $6.15 | $9.39 | | | | | | | |
| Value at end of period | $8.51 | $6.15 | | | | | | | |
| Number of accumulation units outstanding at end of period | 15,954 | 786 | | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.99 | $10.26 | | | | | | | |
| Value at end of period | $8.76 | $6.99 | | | | | | | |
| Number of accumulation units outstanding at end of period | 27,755 | 23,673 | | | | | | | |

SDVA

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.43 | $14.55 | $13.38 | $12.02 | $11.06 | | | | |
| Value at end of period | $12.20 | $9.43 | $14.55 | $13.38 | $12.02 | | | | |
| Number of accumulation units outstanding at end of period | 5,413 | 3,750 | 4,235 | 4,419 | 155 | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $7.17 | $10.18 | | | | | | | |
| Value at end of period | $9.04 | $7.17 | | | | | | | |
| Number of accumulation units outstanding at end of period | 67,630 | 57,125 | | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.30 | $12.96 | $12.53 | $11.04 | $10.18 | | | | |
| Value at end of period | $12.28 | $9.30 | $12.96 | $12.53 | $11.04 | | | | |
| Number of accumulation units outstanding at end of period | 851,174 | 769,031 | 639,407 | 395,726 | 175,769 | | | | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.86 | $13.91 | $13.63 | $11.55 | $11.22 | $9.76 | | | |
| Value at end of period | $10.97 | $8.86 | $13.91 | $13.63 | $11.55 | $11.22 | | | |
| Number of accumulation units outstanding at end of period | 303,468 | 289,598 | 279,296 | 260,062 | 257,330 | 76,763 | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | |
| Value at beginning of period | $5.83 | $10.21 | $10.02 | | | | | | |
| Value at end of period | $8.23 | $5.83 | $10.21 | | | | | | |
| Number of accumulation units outstanding at end of period | 31,553 | 18,101 | 35,104 | | | | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2006) | | | | | | | | | |
| Value at beginning of period | $7.53 | $12.80 | $11.22 | $9.31 | | | | | |
| Value at end of period | $9.83 | $7.53 | $12.80 | $11.22 | | | | | |
| Number of accumulation units outstanding at end of period | 146,123 | 139,728 | 58,432 | 31,855 | | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.44 | $14.13 | $13.93 | $11.53 | $10.49 | | | | |
| Value at end of period | $11.06 | $8.44 | $14.13 | $13.93 | $11.53 | | | | |
| Number of accumulation units outstanding at end of period | 119,983 | 110,702 | 116,403 | 73,111 | 1,522 | | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.46 | $10.83 | $10.20 | $8.81 | $8.76 | $7.83 | $6.18 | $8.93 | $10.00 |
| Value at end of period | $9.27 | $6.46 | $10.83 | $10.20 | $8.81 | $8.76 | $7.83 | $6.18 | $8.93 |
| Number of accumulation units outstanding at end of period | 21,519 | 19,978 | 25,001 | 31,611 | 32,891 | 38,704 | 40,717 | 24,403 | 3,867 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $10.24 | $9.94 | | | | | | | |
| Value at end of period | $10.70 | $10.24 | | | | | | | |
| Number of accumulation units outstanding at end of period | 112,347 | 33,796 | | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.14 | $13.70 | $13.70 | $12.10 | $11.21 | $10.02 | | | |
| Value at end of period | $10.61 | $8.14 | $13.70 | $13.70 | $12.10 | $11.21 | | | |
| Number of accumulation units outstanding at end of period | 6,193 | 8,205 | 12,654 | 47,595 | 9,595 | 4,949 | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.86 | $14.07 | $14.54 | $12.67 | $12.36 | $10.69 | $8.32 | $10.00 | |
| Value at end of period | $11.27 | $8.86 | $14.07 | $14.54 | $12.67 | $12.36 | $10.69 | $8.32 | |
| Number of accumulation units outstanding at end of period | 190,918 | 211,587 | 224,752 | 248,492 | 218,865 | 160,272 | 84,810 | 6,160 | |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.39 | $12.41 | $12.13 | $10.89 | $10.32 | | | | |
| Value at end of period | $11.39 | $9.39 | $12.41 | $12.13 | $10.89 | | | | |
| Number of accumulation units outstanding at end of period | 222,057 | 229,290 | 118,769 | 85,406 | 56,402 | | | | |
| **ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.87 | $13.95 | $12.84 | $10.68 | $10.23 | | | | |
| Value at end of period | $12.60 | $9.87 | $13.95 | $12.84 | $10.68 | | | | |
| Number of accumulation units outstanding at end of period | 122,253 | 96,721 | 98,965 | 93,100 | 28,115 | | | | |
| **ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.54 | | | | | | | | |
| Value at end of period | $12.17 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,247 | | | | | | | | |
| **ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.74 | $13.02 | $12.81 | $11.15 | $10.10 | | | | |
| Value at end of period | $10.73 | $8.74 | $13.02 | $12.81 | $11.15 | | | | |
| Number of accumulation units outstanding at end of period | 167,879 | 180,062 | 148,515 | 99,858 | 45,311 | | | | |
| **ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO** | | | | | | | | | |
| (Fund first available during March 2006) | | | | | | | | | |
| Value at beginning of period | $7.32 | $10.99 | $11.52 | $10.43 | | | | | |
| Value at end of period | $9.43 | $7.32 | $10.99 | $11.52 | | | | | |
| Number of accumulation units outstanding at end of period | 12,291 | 3,646 | 4,619 | 8,651 | | | | | |
| **ING WISDOM TREE^SM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $6.04 | $8.94 | | | | | | | |
| Value at end of period | $7.77 | $6.04 | | | | | | | |
| Number of accumulation units outstanding at end of period | 18,059 | 2,749 | | | | | | | |
| **PROFUND VP BULL** | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | |
| Value at beginning of period | $6.53 | $10.58 | $10.32 | $9.17 | $9.01 | $8.36 | $10.00 | | |
| Value at end of period | $8.05 | $6.53 | $10.58 | $10.32 | $9.17 | $9.01 | $8.36 | | |
| Number of accumulation units outstanding at end of period | 1,298 | 2,122 | 4,256 | 6,030 | 4,857 | 5,731 | 1,317 | | |
| **PROFUND VP EUROPE 30** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $7.44 | $13.42 | $11.82 | $10.16 | $9.49 | $8.38 | $10.00 | | |
| Value at end of period | $9.75 | $7.44 | $13.42 | $11.82 | $10.16 | $9.49 | $8.38 | | |
| Number of accumulation units outstanding at end of period | 5,465 | 8,225 | 8,954 | 10,395 | 10,342 | 11,091 | 7,306 | | |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | |
| Value at beginning of period | $4.75 | $7.74 | $8.24 | $7.55 | $8.28 | $9.38 | $10.00 | | |
| Value at end of period | $6.22 | $4.75 | $7.74 | $8.24 | $7.55 | $8.28 | $9.38 | | |
| Number of accumulation units outstanding at end of period | 35,221 | 38,392 | 40,425 | 53,562 | 51,285 | 35,487 | 16,785 | | |

A9

**Condensed Financial Information (continued)**

**Separate Account Annual Charges of 1.90%**

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. LEISURE FUND** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $7.61 | $13.61 | $13.99 | $11.45 | $11.81 | $10.61 | $8.41 | $10.00 | |
| Value at end of period | $9.91 | $7.61 | $13.61 | $13.99 | $11.45 | $11.81 | $10.61 | $8.41 | |
| Number of accumulation units outstanding at end of period | 3,413 | 3,826 | 3,829 | 6,541 | 6,543 | 668,459 | 510,398 | 0 | |
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $7.96 | $9.62 | | | | | | | |
| Value at end of period | $9.44 | $7.96 | | | | | | | |
| Number of accumulation units outstanding at end of period | 24,268 | 17,229 | | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.93 | $12.67 | $13.26 | $11.32 | $10.19 | | | | |
| Value at end of period | $10.95 | $8.93 | $12.67 | $13.26 | $11.32 | | | | |
| Number of accumulation units outstanding at end of period | 1,239 | 7,125 | 10,744 | 11,104 | 11,597 | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.87 | $17.56 | $15.26 | $13.96 | $12.20 | $10.80 | $8.59 | $9.68 | $10.00 |
| Value at end of period | $13.12 | $9.87 | $17.56 | $15.26 | $13.96 | $12.20 | $10.80 | $8.59 | $9.68 |
| Number of accumulation units outstanding at end of period | 63,550 | 112,124 | 167,342 | 165,314 | 155,560 | 117,473 | 73,653 | 26,329 | 8,281 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.35 | $13.10 | $13.19 | $11.21 | $10.82 | $9.92 | $7.78 | $9.57 | $10.00 |
| Value at end of period | $9.36 | $7.35 | $13.10 | $13.19 | $11.21 | $10.82 | $9.92 | $7.78 | $9.57 |
| Number of accumulation units outstanding at end of period | 43,756 | 122,027 | 147,298 | 133,068 | 139,709 | 3,034,707 | 1,794,730 | 24,657 | 9,493 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $7.16 | $9.92 | | | | | | | |
| Value at end of period | $8.67 | $7.16 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,019 | 126 | | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $8.97 | $10.13 | | | | | | | |
| Value at end of period | $9.87 | $8.97 | | | | | | | |
| Number of accumulation units outstanding at end of period | 56,479 | 57,287 | | | | | | | |
| **ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.53 | $14.07 | $13.72 | $12.21 | $11.82 | $10.97 | $10.00 | | |
| Value at end of period | $10.92 | $8.53 | $14.07 | $13.72 | $12.21 | $11.82 | $10.97 | | |
| Number of accumulation units outstanding at end of period | 123,513 | 203,674 | 282,053 | 275,143 | 259,406 | 9,395,072 | 1,387,064 | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.63 | $15.79 | $14.40 | $13.39 | $11.80 | $10.75 | $10.00 | | |
| Value at end of period | $11.74 | $8.63 | $15.79 | $14.40 | $13.39 | $11.80 | $10.75 | | |
| Number of accumulation units outstanding at end of period | 156,771 | 315,600 | 378,379 | 365,547 | 361,680 | 12,085,363 | 1,785,979 | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $12.29 | $21.78 | $18.59 | $16.01 | $13.50 | $11.60 | $10.00 | | |
| Value at end of period | $17.16 | $12.29 | $21.78 | $18.59 | $16.01 | $13.50 | $11.60 | | |
| Number of accumulation units outstanding at end of period | 87,804 | 137,719 | 186,510 | 174,458 | 156,496 | 3,432,847 | 564,361 | | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $11.45 | | | | | | | | |
| Value at end of period | $13.04 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 553 | | | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.06 | $20.00 | $17.50 | $13.81 | $12.20 | $10.55 | $8.20 | $10.00 | |
| Value at end of period | $13.04 | $11.06 | $20.00 | $17.50 | $13.81 | $12.20 | $10.55 | $8.20 | |
| Number of accumulation units outstanding at end of period | 31,711 | 51,840 | 77,444 | 74,000 | 53,936 | 3,062,604 | 582,823 | 2,717 | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.44 | $12.90 | $12.40 | $10.97 | $10.42 | | | | |
| Value at end of period | $9.86 | $7.44 | $12.90 | $12.40 | $10.97 | | | | |
| Number of accumulation units outstanding at end of period | 12,738 | 54,352 | 53,674 | 15,523 | 17,235 | | | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $9.97 | | | | | | | | |
| Value at end of period | $10.55 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 13,288 | | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.62 | $12.76 | $12.18 | $11.59 | $11.18 | | | | |
| Value at end of period | $9.74 | $7.62 | $12.76 | $12.18 | $11.59 | | | | |
| Number of accumulation units outstanding at end of period | 17,922 | 28,574 | 37,675 | 47,308 | 44,540 | | | | |
| **ING BLACKROCK LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.26 | $13.01 | $12.72 | $11.14 | $11.03 | | | | |
| Value at end of period | $9.14 | $8.26 | $13.01 | $12.72 | $11.14 | | | | |
| Number of accumulation units outstanding at end of period | 2,882 | 3,201 | 4,759 | 4,804 | 3,528 | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.48 | $9.99 | | | | | | | |
| Value at end of period | $9.70 | $6.48 | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,612 | 3,252 | | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.11 | $12.35 | $13.58 | $11.42 | | | | | |
| Value at end of period | $9.31 | $7.11 | $12.35 | $13.58 | | | | | |
| Number of accumulation units outstanding at end of period | 2,911 | 8,882 | 13,622 | 13,045 | | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $10.43 | $17.30 | $21.44 | $15.88 | $13.86 | $9.70 | | | |
| Value at end of period | $13.91 | $10.43 | $17.30 | $21.44 | $15.88 | $13.86 | | | |
| Number of accumulation units outstanding at end of period | 8,509 | 20,724 | 46,503 | 61,826 | 41,575 | 1,760,569 | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING COLUMBIA SMALL CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $6.54 | $10.12 | $10.02 | $10.19 | | | | | |
| Value at end of period | $8.01 | $6.54 | $10.12 | $10.02 | | | | | |
| Number of accumulation units outstanding at end of period | 865 | 4,994 | 4,112 | 5,452 | | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | |
| (Fund first available during February 2006) | | | | | | | | | |
| Value at beginning of period | $6.74 | $11.31 | $11.07 | $9.96 | | | | | |
| Value at end of period | $8.70 | $6.74 | $11.31 | $11.07 | | | | | |
| Number of accumulation units outstanding at end of period | 10,587 | 19,769 | 21,550 | 18,010 | | | | | |
| **ING EVERGREEN HEALTH SCIENCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.90 | $12.72 | $11.95 | $10.69 | $9.87 | $9.95 | | | |
| Value at end of period | $10.48 | $8.90 | $12.72 | $11.95 | $10.69 | $9.87 | | | |
| Number of accumulation units outstanding at end of period | 19,291 | 64,844 | 65,076 | 71,746 | 69,489 | 592,804 | | | |
| **ING EVERGREEN OMEGA PORTFOLIO** | | | | | | | | | |
| (Fund first available during December 2004) | | | | | | | | | |
| Value at beginning of period | $8.59 | $12.09 | $11.04 | $10.66 | $10.45 | $10.48 | | | |
| Value at end of period | $12.01 | $8.59 | $12.09 | $11.04 | $10.66 | $10.45 | | | |
| Number of accumulation units outstanding at end of period | 4,747 | 3,277 | 8,614 | 10,224 | 12,100 | 45,863 | | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.81 | $14.76 | $13.15 | $11.97 | $11.08 | | | | |
| Value at end of period | $12.03 | $8.81 | $14.76 | $13.15 | $11.97 | | | | |
| Number of accumulation units outstanding at end of period | 31,150 | 57,885 | 62,177 | 32,111 | 22,982 | | | | |
| **ING FOCUS 5 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $6.00 | $8.86 | | | | | | | |
| Value at end of period | $7.17 | $6.00 | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 171 | | | | | | | |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.61 | $10.96 | $10.89 | $9.98 | | | | | |
| Value at end of period | $9.85 | $7.61 | $10.96 | $10.89 | | | | | |
| Number of accumulation units outstanding at end of period | 26,341 | 81,432 | 106,851 | 42,469 | | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $7.23 | $11.85 | $12.70 | | | | | | |
| Value at end of period | $8.97 | $7.23 | $11.85 | | | | | | |
| Number of accumulation units outstanding at end of period | 23,366 | 68,923 | 70,039 | | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $6.04 | $9.57 | $10.09 | | | | | | |
| Value at end of period | $7.72 | $6.04 | $9.57 | | | | | | |
| Number of accumulation units outstanding at end of period | 9,173 | 34,671 | 33,974 | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.02 | $20.76 | $15.88 | $13.33 | $10.22 | | | | |
| Value at end of period | $16.21 | $12.02 | $20.76 | $15.88 | $13.33 | | | | |
| Number of accumulation units outstanding at end of period | 14,729 | 38,394 | 43,464 | 47,838 | 14,432 | | | | |

A12

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $6.07 | $9.26 | | | | | | | |
| Value at end of period | $7.74 | $6.07 | | | | | | | |
| Number of accumulation units outstanding at end of period | 365,489 | 539,831 | | | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.80 | | | | | | | | |
| Value at end of period | $12.92 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 39 | | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.00 | $11.40 | $11.09 | $9.89 | $9.59 | $8.87 | $7.18 | $9.36 | $10.00 |
| Value at end of period | $8.45 | $7.00 | $11.40 | $11.09 | $9.89 | $9.59 | $8.87 | $7.18 | $9.36 |
| Number of accumulation units outstanding at end of period | 267,105 | 1,162,616 | 1,006,831 | 121,893 | 127,326 | 1,954,792 | 957,662 | 26,792 | 4,667 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.22 | $15.09 | $14.62 | $13.65 | $12.56 | $11.00 | $8.49 | $9.87 | $10.00 |
| Value at end of period | $11.89 | $9.22 | $15.09 | $14.62 | $13.65 | $12.56 | $11.00 | $8.49 | $9.87 |
| Number of accumulation units outstanding at end of period | 81,040 | 129,754 | 170,272 | 204,576 | 215,751 | 770,708 | 113,912 | 97,941 | 4,408 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.53 | $14.64 | $15.96 | $14.34 | $13.61 | $11.40 | $8.55 | $10.07 | $10.00 |
| Value at end of period | $11.64 | $9.53 | $14.64 | $15.96 | $14.34 | $13.61 | $11.40 | $8.55 | $10.07 |
| Number of accumulation units outstanding at end of period | 64,677 | 104,324 | 153,572 | 172,412 | 176,453 | 711,336 | 101,972 | 69,821 | 5,763 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.52 | $10.62 | $10.25 | $10.06 | $10.03 | | | | |
| Value at end of period | $10.39 | $9.52 | $10.62 | $10.25 | $10.06 | | | | |
| Number of accumulation units outstanding at end of period | 752,666 | 780,147 | 105,617 | 68,813 | 38,902 | | | | |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $6.36 | | | | | | | | |
| Value at end of period | $7.55 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 27,336 | | | | | | | | |
| **ING JANUS CONTRARIAN PORTFOLIO** | | | | | | | | | |
| (Fund first available during October 2004) | | | | | | | | | |
| Value at beginning of period | $9.29 | $18.57 | $15.66 | $12.98 | $11.44 | $10.31 | | | |
| Value at end of period | $12.44 | $9.29 | $18.57 | $15.66 | $12.98 | $11.44 | | | |
| Number of accumulation units outstanding at end of period | 22,656 | 49,979 | 63,930 | 6,521 | 2,118 | 1,251,267 | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $11.83 | $24.75 | $18.22 | $13.68 | $10.34 | | | | |
| Value at end of period | $19.91 | $11.83 | $24.75 | $18.22 | $13.68 | | | | |
| Number of accumulation units outstanding at end of period | 18,896 | 36,266 | 50,695 | 30,698 | 12,577 | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.05 | $16.83 | $16.76 | $14.66 | $13.78 | $11.65 | $9.13 | $10.00 | |
| Value at end of period | $13.62 | $11.05 | $16.83 | $16.76 | $14.66 | $13.78 | $11.65 | $9.13 | |
| Number of accumulation units outstanding at end of period | 22,817 | 37,233 | 53,606 | 120,976 | 141,544 | 143,912 | 82,437 | 2,029 | |

**Condensed Financial Information (continued)**

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $9.81 | $14.27 | $14.80 | $12.93 | $13.63 | $10.30 | $7.82 | $10.00 | |
| Value at end of period | $12.25 | $9.81 | $14.27 | $14.80 | $12.93 | $13.63 | $10.30 | $7.82 | |
| Number of accumulation units outstanding at end of period | 14,494 | 53,162 | 67,737 | 70,056 | 83,207 | 2,099,655 | 1,006,794 | 2,735 | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $7.81 | $13.13 | $13.64 | $12.64 | $11.59 | $10.80 | $10.00 | | |
| Value at end of period | $10.12 | $7.81 | $13.13 | $13.64 | $12.64 | $11.59 | $10.80 | | |
| Number of accumulation units outstanding at end of period | 16,175 | 17,908 | 22,089 | 19,873 | 26,458 | 1,947,332 | 291,189 | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $15.45 | $15.37 | $14.93 | $14.54 | $14.42 | $14.57 | $14.70 | $14.81 | $14.76 |
| Value at end of period | $15.20 | $15.45 | $15.37 | $14.93 | $14.54 | $14.42 | $14.57 | $14.70 | $14.81 |
| Number of accumulation units outstanding at end of period | 229,816 | 701,838 | 517,187 | 423,630 | 301,712 | 5,864,378 | 5,938,918 | 130,083 | 45,601 |
| **ING LORD ABBETT AFFILIATED PORTFOLIO** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $9.07 | $14.59 | $14.28 | $12.37 | $11.96 | $11.09 | $10.00 | | |
| Value at end of period | $10.57 | $9.07 | $14.59 | $14.28 | $12.37 | $11.96 | $11.09 | | |
| Number of accumulation units outstanding at end of period | 17,752 | 22,015 | 25,164 | 25,181 | 21,046 | 2,375,113 | 2,433,238 | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.06 | $13.76 | $12.29 | $11.94 | $11.17 | $9.69 | | | |
| Value at end of period | $10.20 | $8.06 | $13.76 | $12.29 | $11.94 | $11.17 | | | |
| Number of accumulation units outstanding at end of period | 8,390 | 14,633 | 16,444 | 12,344 | 10,443 | 5,851,107 | | | |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.82 | $17.81 | $15.06 | $12.37 | $10.31 | | | | |
| Value at end of period | $11.90 | $8.82 | $17.81 | $15.06 | $12.37 | | | | |
| Number of accumulation units outstanding at end of period | 14,353 | 26,068 | 29,695 | 27,358 | 27,718 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $19.83 | $26.03 | $25.52 | $23.24 | $23.02 | $21.12 | $18.44 | $19.81 | $19.87 |
| Value at end of period | $22.94 | $19.83 | $26.03 | $25.52 | $23.24 | $23.02 | $21.12 | $18.44 | $19.81 |
| Number of accumulation units outstanding at end of period | 51,059 | 105,511 | 159,237 | 167,405 | 157,559 | 6,519,914 | 5,686,198 | 58,555 | 8,837 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $11.13 | $18.21 | $14.58 | $11.36 | $10.15 | | | | |
| Value at end of period | $14.50 | $11.13 | $18.21 | $14.58 | $11.36 | | | | |
| Number of accumulation units outstanding at end of period | 16,107 | 41,108 | 45,911 | 43,360 | 31,643 | | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.45 | $10.05 | | | | | | | |
| Value at end of period | $8.93 | $6.45 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,471 | 3,230 | | | | | | | |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.67 | | | | | | | | |
| Value at end of period | $12.89 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,053 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.47 | $14.47 | $13.85 | $11.96 | $10.06 | | | | |
| Value at end of period | $11.60 | $8.47 | $14.47 | $13.85 | $11.96 | | | | |
| Number of accumulation units outstanding at end of period | 22,899 | 44,624 | 61,537 | 69,753 | 74,094 | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $9.44 | $16.16 | $15.49 | $13.43 | $12.09 | $10.71 | $8.28 | $10.00 | |
| Value at end of period | $12.90 | $9.44 | $16.16 | $15.49 | $13.43 | $12.09 | $10.71 | $8.28 | |
| Number of accumulation units outstanding at end of period | 5,829 | 11,592 | 16,883 | 14,129 | 7,670 | 19,568 | 16,760 | 193 | |
| **ING OPPORTUNISTIC LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.47 | $10.27 | $10.19 | $8.97 | $8.57 | $7.95 | $6.52 | $9.00 | $10.00 |
| Value at end of period | $7.29 | $6.47 | $10.27 | $10.19 | $8.97 | $8.57 | $7.95 | $6.52 | $9.00 |
| Number of accumulation units outstanding at end of period | 19,291 | 26,530 | 28,348 | 31,506 | 39,022 | 15,744 | 13,516 | 7,083 | 3,112 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.05 | $11.90 | $11.80 | $11.04 | $10.78 | $10.00 | | | |
| Value at end of period | $13.26 | $9.05 | $11.90 | $11.80 | $11.04 | $10.78 | | | |
| Number of accumulation units outstanding at end of period | 78,581 | 139,311 | 198,252 | 204,294 | 182,920 | 8,122,576 | | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $14.48 | $14.16 | $13.25 | $12.95 | $12.88 | $12.52 | $12.18 | $11.43 | $11.05 |
| Value at end of period | $16.26 | $14.48 | $14.16 | $13.25 | $12.95 | $12.88 | $12.52 | $12.18 | $11.43 |
| Number of accumulation units outstanding at end of period | 203,467 | 266,687 | 240,250 | 188,700 | 191,646 | 6,098,052 | 5,824,732 | 280,008 | 20,362 |
| **ING PIONEER FUND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.27 | $12.92 | $12.53 | $10.94 | $10.77 | | | | |
| Value at end of period | $10.07 | $8.27 | $12.92 | $12.53 | $10.94 | | | | |
| Number of accumulation units outstanding at end of period | 7,846 | 19,744 | 24,688 | 25,524 | 24,534 | | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.13 | $12.39 | $11.97 | $10.86 | $10.47 | | | | |
| Value at end of period | $9.98 | $8.13 | $12.39 | $11.97 | $10.86 | | | | |
| Number of accumulation units outstanding at end of period | 16,771 | 101,456 | 101,887 | 21,668 | 13,303 | | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $8.25 | | | | | | | | |
| Value at end of period | $8.31 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,518 | | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.21 | | | | | | | | |
| Value at end of period | $9.36 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 97,900 | | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.49 | | | | | | | | |
| Value at end of period | $9.62 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 120,945 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.75 | | | | | | | | |
| Value at end of period | $9.85 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 150,309 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.83 | | | | | | | | |
| Value at end of period | $12.64 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 50,632 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $6.90 | | | | | | | | |
| Value at end of period | $8.10 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 23,682 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.63 | | | | | | | | |
| Value at end of period | $12.46 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 45,844 | | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $11.55 | | | | | | | | |
| Value at end of period | $12.95 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,435 | | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $6.11 | $8.61 | | | | | | | |
| Value at end of period | $8.37 | $6.11 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,389 | 303 | | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $6.94 | $10.31 | | | | | | | |
| Value at end of period | $8.61 | $6.94 | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,997 | 6,375 | | | | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.10 | $14.18 | $13.16 | $11.94 | $11.12 | | | | |
| Value at end of period | $11.66 | $9.10 | $14.18 | $13.16 | $11.94 | | | | |
| Number of accumulation units outstanding at end of period | 330 | 883 | 975 | 2,134 | 1,178 | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $7.12 | $9.54 | | | | | | | |
| Value at end of period | $8.89 | $7.12 | | | | | | | |
| Number of accumulation units outstanding at end of period | 269 | 1,880 | | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.98 | $12.62 | $12.33 | $10.96 | $10.05 | | | | |
| Value at end of period | $11.73 | $8.98 | $12.62 | $12.33 | $10.96 | | | | |
| Number of accumulation units outstanding at end of period | 61,718 | 153,663 | 193,477 | 144,645 | 51,306 | | | | |

A16

**Condensed Financial Information (continued)**

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2004) | | | | | | | | | |
| Value at beginning of period | $8.47 | $13.42 | $13.28 | $11.37 | $11.15 | $10.07 | | | |
| Value at end of period | $10.38 | $8.47 | $13.42 | $13.28 | $11.37 | $11.15 | | | |
| Number of accumulation units outstanding at end of period | 21,599 | 50,205 | 75,180 | 44,680 | 36,115 | 5,039,682 | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | |
| Value at beginning of period | $5.73 | $10.14 | $10.30 | | | | | | |
| Value at end of period | $8.02 | $5.73 | $10.14 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,578 | 1,263 | 576 | | | | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2006) | | | | | | | | | |
| Value at beginning of period | $7.34 | $12.60 | $11.15 | $9.61 | | | | | |
| Value at end of period | $9.49 | $7.34 | $12.60 | $11.15 | | | | | |
| Number of accumulation units outstanding at end of period | 21,983 | 37,621 | 16,971 | 5,116 | | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.15 | $13.77 | $13.70 | $11.46 | $10.28 | | | | |
| Value at end of period | $10.57 | $8.15 | $13.77 | $13.70 | $11.46 | | | | |
| Number of accumulation units outstanding at end of period | 4,561 | 13,985 | 25,283 | 16,003 | 6,246 | | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.01 | $10.18 | $9.68 | $8.44 | $8.47 | $7.65 | $6.09 | $8.89 | $10.00 |
| Value at end of period | $8.54 | $6.01 | $10.18 | $9.68 | $8.44 | $8.47 | $7.65 | $6.09 | $8.89 |
| Number of accumulation units outstanding at end of period | 15,748 | 27,003 | 35,639 | 43,384 | 51,164 | 52,656 | 57,505 | 27,828 | 5,621 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $10.16 | $9.96 | | | | | | | |
| Value at end of period | $10.52 | $10.16 | | | | | | | |
| Number of accumulation units outstanding at end of period | 8,500 | 7,903 | | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $7.78 | $13.22 | $13.35 | $11.91 | $11.13 | $10.01 | | | |
| Value at end of period | $10.04 | $7.78 | $13.22 | $13.35 | $11.91 | $11.13 | | | |
| Number of accumulation units outstanding at end of period | 634 | 634 | 2,055 | 1,795 | 2,950 | 2,964 | | | |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.30 | $13.33 | $13.90 | $12.23 | $12.05 | $10.52 | $8.27 | $10.00 | |
| Value at end of period | $10.47 | $8.30 | $13.33 | $13.90 | $12.23 | $12.05 | $10.52 | $8.27 | |
| Number of accumulation units outstanding at end of period | 22,655 | 39,124 | 57,070 | 95,691 | 98,322 | 177,317 | 54,491 | 2,102 | |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.06 | $12.09 | $11.93 | $10.82 | $10.48 | | | | |
| Value at end of period | $10.88 | $9.06 | $12.09 | $11.93 | $10.82 | | | | |
| Number of accumulation units outstanding at end of period | 12,316 | 33,284 | 21,895 | 15,076 | 28,433 | | | | |
| **ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.52 | $13.59 | $12.63 | $10.61 | $10.19 | | | | |
| Value at end of period | $12.04 | $9.52 | $13.59 | $12.63 | $10.61 | | | | |
| Number of accumulation units outstanding at end of period | 8,253 | 26,935 | 42,628 | 35,898 | 19,921 | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $11.45 | | | | | | | | |
| Value at end of period | $12.09 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,054 | | | | | | | | |
| **ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.43 | $12.68 | $12.60 | $11.07 | $10.68 | | | | |
| Value at end of period | $10.25 | $8.43 | $12.68 | $12.60 | $11.07 | | | | |
| Number of accumulation units outstanding at end of period | 25,385 | 36,970 | 41,623 | 38,660 | 18,860 | | | | |
| **ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.10 | $10.77 | $11.40 | $11.11 | | | | | |
| Value at end of period | $9.06 | $7.10 | $10.77 | $11.40 | | | | | |
| Number of accumulation units outstanding at end of period | 9,728 | 9,193 | 9,700 | 634 | | | | | |
| **PROFUND VP BULL** | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | |
| Value at beginning of period | $6.07 | $9.93 | $9.77 | $8.76 | $8.69 | $8.14 | $10.00 | | |
| Value at end of period | $7.40 | $6.07 | $9.93 | $9.77 | $8.76 | $8.69 | $8.14 | | |
| Number of accumulation units outstanding at end of period | 178 | 564 | 565 | 9,584 | 22,904 | 1,940,698 | 1,278,503 | | |
| **PROFUND VP EUROPE 30** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $6.91 | $12.58 | $11.19 | $9.71 | $9.16 | $8.17 | $10.00 | | |
| Value at end of period | $8.97 | $6.91 | $12.58 | $11.19 | $9.71 | $9.16 | $8.17 | | |
| Number of accumulation units outstanding at end of period | 1,106 | 6,107 | 5,976 | 6,151 | 7,232 | 557,626 | 445,959 | | |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | |
| Value at beginning of period | $4.52 | $7.42 | $7.98 | $7.39 | $8.17 | $9.35 | $10.00 | | |
| Value at end of period | $5.86 | $4.52 | $7.42 | $7.98 | $7.39 | $8.17 | $9.35 | | |
| Number of accumulation units outstanding at end of period | 19,533 | 25,041 | 32,867 | 37,896 | 35,267 | 1,007,799 | 812,145 | | |

**ING USA Annuity and Life Insurance Company**

*ING USA Annuity and Life Insurance Company is a stock company domiciled in Iowa*

**Statement of Additional Information**

**ING SmartDesign Variable Annuity**

Deferred Combination Variable and Fixed Annuity Contract

Issued by
SEPARATE ACCOUNT B

of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

**April 30, 2010**

**Table of Contents**

**Introduction**

This Statement of Additional Information provides background information regarding Separate Account B.

**Description of ING USA Annuity and Life Insurance Company**

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. ING USA's financial statements appear in the Statement of Additional Information.

ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

**Separate Account B of ING USA Annuity and Life Insurance Company**

Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

**Safekeeping of Assets**

ING USA acts as its own custodian for Separate Account B.

**Experts**

The statements of assets and liabilities of Separate Account B as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of ING USA Annuity and Life Insurance Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

**Distribution of Contracts**

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2009, 2008 and 2007 commissions paid by ING USA, including amounts paid by its affiliated Company, RLNY, to Directed Services LLC aggregated $275,329,257, $622,486,274 and $568,432,009, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $123,231,239, $139,224,091 and $109,907,841 for the years ended 2009, 2008 and 2007, respectively.

**Published Ratings**
From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A++ to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

**Accumulation Unit Value**
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Condensed Financial Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. Complete AUV information for the AUVs calculated for this Contract is available in this SAI following the financial statements of the separate account.

**ILLUSTRATION OF CALCULATION OF AUV**
EXAMPLE 1.

| | |
|---|---|
| 1. AUV, beginning of period | $10.00 |
| 2. Value of securities, beginning of period | $10.00 |
| 3. Change in value of securities | $0.10 |
| 4. Gross investment return (3) divided by (2) | 0.01 |
| 5. Less daily mortality and expense charge | 0.00004280 |
| 6. Less asset based administrative charge | 0.00000411 |
| 7. Net investment return (4) minus (5) minus (6) | 0.009953092 |
| 8. Net investment factor (1.000000) plus (7) | 1.009953092 |
| 9. AUV, end of period (1) multiplied by (8) | $10.09953092 |

**ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)**
EXAMPLE 2.

| | |
|---|---|
| 1. Initial premium payment | $1,000 |
| 2. AUV on effective date of purchase (see Example 1) | $10.00 |
| 3. Number of units purchased (1) divided by (2) | 100 |
| 4. AUV for valuation date following purchase (see Example 1) | $10.09953092 |
| 5. Contract Value in account for valuation date following purchase | |
| (3) multiplied by (4) | $1,009.95 |

**Performance Information**
From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance.  Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Assets subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period.  Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio.  We may show other total returns for periods of less than one year.  We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges.  We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period.  Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges.  In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract.  Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B.  This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Assets subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks).  We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested.  The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings.  We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider.  **You should be aware that there is no guarantee that the Liquid Assets Subaccount will have a positive or level return.**

We may compare performance information for a subaccount to:  (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract.  Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions.  Please keep in mind that past performance is not a guarantee of future results.

**Other Information**

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information.  Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information.  Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries.  For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

**Financial Statements of ING USA Annuity and Life Insurance Company**

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Financial Statements of ING USA Annuity and Life Insurance Company
    Statements of Operations for the years ended December 31, 2009, 2008 and 2007
    Balance Sheets as of December 31, 2009 and 2008
    Statements of Changes in Shareholder's Equity for the years ended December 31, 2009, 2008 and 2007
    Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
Notes to Financial Statements

**Financial Statements of Separate Account B**

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Financial Statements of ING USA Annuity and Life Insurance Company Separate Account B
    Statements of Assets and Liabilities as of December 31, 2009
    Statements of Operations for the year ended December 31, 2009
    Statements of Changes in Net Assets for the years ended December 31, 2009 and 2008
Notes to Financial Statements

**Condensed Financial Information**

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**

**Index to Financial Statements**

# Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 31, 2010

# ING USA Annuity and Life Insurance Company
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Statements of Operations
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2009 | 2008 | 2007 |
| **Revenue:** | | | |
| Net investment income | $ 1,416.5 | $ 1,438.0 | $ 1,346.4 |
| Fee income | 943.2 | 1,152.4 | 1,198.9 |
| Premiums | 694.1 | 19.1 | 19.6 |
| Net realized capital losses: | | | |
| Total other-than-temporary impairment losses | (607.6) | (1,028.1) | (153.3) |
| Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss) | 118.0 | - | - |
| Net other-than-temporary impairments recognized in earnings | (489.6) | (1,028.1) | (153.3) |
| Other net realized capital losses | (2,011.6) | (453.6) | (237.9) |
| Total net realized capital losses | (2,501.2) | (1,481.7) | (391.2) |
| Other income | 0.9 | 0.2 | 0.1 |
| Total revenue | 553.5 | 1,128.0 | 2,173.8 |
| **Benefits and expenses:** | | | |
| Interest credited and other benefits to contractowners | 590.4 | 1,716.0 | 1,312.0 |
| Operating expenses | 386.1 | 291.7 | 269.6 |
| Net amortization of deferred policy acquisition costs and value of business acquired | (362.2) | 680.5 | 408.1 |
| Interest expense | 32.9 | 30.5 | 32.5 |
| Other expense | 39.6 | 35.7 | 24.2 |
| Total benefits and expenses | 686.8 | 2,754.4 | 2,046.4 |
| (Loss) income before income taxes | (133.3) | (1,626.4) | 127.4 |
| Income tax benefit | (136.5) | (245.2) | (1.6) |
| Net income (loss) | $ 3.2 | $ (1,381.2) | $ 129.0 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA Annuity and Life Insurance Company

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Balance Sheets
(In millions, except share data)

|  | As of December 31, | |
|  | 2009 | 2008 |
|---|---|---|
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value (amortized cost of $17,724.3 at 2009 and $20,229.0 at 2008) | $ 17,156.5 | $ 16,967.5 |
| Equity securities, available-for-sale, at fair value (cost of $150.8 at 2009 and $257.6 at 2008) | 154.3 | 253.9 |
| Short-term investments | 2,044.0 | 111.7 |
| Mortgage loans on real estate | 3,413.2 | 3,923.3 |
| Policy loans | 131.6 | 144.4 |
| Loan - Dutch State obligation | 1,026.0 | - |
| Limited partnerships/corporations | 252.6 | 332.9 |
| Derivatives | 317.4 | 340.3 |
| Other investments | 23.9 | 24.4 |
| Securities pledged (amortized cost of $1,079.4 at 2009 and $1,141.2 at 2008) | 1,092.5 | 1,168.7 |
| Total investments | 25,612.0 | 23,267.1 |
| Cash and cash equivalents | 37.8 | 610.8 |
| Short-term investments under securities loan agreement | 169.0 | 130.4 |
| Accrued investment income | 187.3 | 214.5 |
| Receivable for securities sold | 7.6 | 9.1 |
| Premium receivable | 86.9 | 303.1 |
| Deposits and reinsurance recoverable | 3,350.0 | 5,349.3 |
| Deferred policy acquisition costs | 3,718.0 | 4,205.5 |
| Value of business acquired | 113.4 | 195.1 |
| Sales inducements to contractowners | 810.2 | 624.3 |
| Short-term loan to affiliate | 545.5 | - |
| Due from affiliates | 816.3 | 14.5 |
| Current income tax recoverable | - | 321.1 |
| Other assets | 398.7 | 481.9 |
| Assets held in separate accounts | 42,996.1 | 34,090.8 |
| Total assets | $ 78,848.8 | $ 69,817.5 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA Annuity and Life Insurance Company

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Balance Sheets

(In millions, except share data)

| | | As of December 31, | |
|---|---|---|---|
| | | **2009** | **2008** |
| **Liabilities and Shareholder's Equity** | | | |
| Future policy benefits and claims reserves | $ | 27,044.7 $ | 32,570.7 |
| Payable for securities purchased | | 115.7 | 4.1 |
| Payables under securities loan agreement, | | | |
|   including collateral held | | 201.1 | 148.0 |
| Borrowed money | | 311.1 | 483.1 |
| Notes to affiliates | | 435.0 | 435.0 |
| Due to affiliates | | 122.5 | 151.7 |
| Current income taxes | | 69.0 | - |
| Deferred income taxes | | 767.5 | 35.8 |
| Other liabilities | | 4,045.2 | 1,130.8 |
| Liabilities related to separate accounts | | 42,996.1 | 34,090.8 |
| Total liabilities | | 76,107.9 | 69,050.0 |
| | | | |
| Shareholder's equity: | | | |
|   Common stock (250,000 shares authorized, issued | | | |
|     and outstanding; $10 per share value) | | 2.5 | 2.5 |
|   Additional paid-in capital | | 5,172.7 | 4,335.4 |
|   Accumulated other comprehensive income (loss) | | (512.8) | (1,333.7) |
|   Retained deficit | | (1,921.5) | (2,236.7) |
| Total shareholder's equity | | 2,740.9 | 767.5 |
| Total liabilities and shareholder's equity | $ | 78,848.8 $ | 69,817.5 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA Annuity and Life Insurance Company

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Statements of Changes in Shareholder's Equity

(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2007 | $ 2.5 | $ 3,978.4 | $ (12.1) | $ (984.5) | $ 2,984.3 |
| Comprehensive income (loss): | | | | | |
| Net income | - | - | - | 129.0 | 129.0 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(158.7) pretax), including valuation allowance of $(46.9) | - | - | (149.7) | - | (149.7) |
| Pension liability ($3.4 pretax) | - | - | 2.2 | - | 2.2 |
| Other | - | - | (1.1) | - | (1.1) |
| Total comprehensive loss | | | | | (19.6) |
| Capital contribution | - | 150.0 | - | - | 150.0 |
| Employee share-based payments | - | 4.3 | - | - | 4.3 |
| Balance at December 31, 2007 | 2.5 | 4,132.7 | (160.7) | (855.5) | 3,119.0 |
| Comprehensive loss: | | | | | |
| Net loss | - | - | - | (1,381.2) | (1,381.2) |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(1,831.4) pretax), including valuation allowance of $17.1 | - | - | (1,173.3) | - | (1,173.3) |
| Pension liability ($0.5 pretax) | - | - | 0.3 | - | 0.3 |
| Total comprehensive loss | | | | | (2,554.2) |
| Capital contribution from Parent | - | 1,100.0 | - | - | 1,100.0 |
| Capital distribution to Parent | - | (900.0) | - | - | (900.0) |
| Employee share-based payments | - | 2.7 | - | - | 2.7 |
| Balance at December 31, 2008 | 2.5 | 4,335.4 | (1,333.7) | (2,236.7) | 767.5 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA Annuity and Life Insurance Company

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Statements of Changes in Shareholder's Equity

(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2008 | $ 2.5 | $ 4,335.4 | $ (1,333.7) | $ (2,236.7) | $ 767.5 |
| Cumulative effect of change in accounting principle, net of DAC and tax | - | - | (312.0) | 312.0 | - |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 3.2 | 3.2 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($1,744.7 pretax), including change in tax valuation allowance of $(99.7) | - | - | 1,233.6 | - | 1,233.6 |
| Portion of other-than-temporary impairment losses recognized in other comprehensive income (loss) ($(118.0) pretax), including increase in tax valuation allowance of $41.3 | - | - | (118.0) | - | (118.0) |
| Change in other-than-temporary impairment losses recognized in other comprehensive income (loss) ($17.9 pretax), including decrease in tax valuation allowance of $(6.3) | - | - | 17.9 | - | 17.9 |
| Pension liability ($0.9 pretax) | - | - | (0.6) | - | (0.6) |
| Total comprehensive income | | | | | 1,136.1 |
| Capital contribution from Parent | - | 835.0 | - | - | 835.0 |
| Employee share-based payments | - | 2.3 | - | - | 2.3 |
| Balance at December 31, 2009 | $ 2.5 | $ 5,172.7 | $ (512.8) | $ (1,921.5) | $ 2,740.9 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA Annuity and Life Insurance Company
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Statements of Cash Flows
(In millions)

| | | Year Ended December 31, | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 3.2 | $ (1,381.2) | $ 129.0 |
| Adjustments to reconcile net income (loss) to | | | |
| net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs | | | |
| and sales inducements | (477.4) | (888.6) | (864.5) |
| Net amortization of deferred policy acquisition costs, | | | |
| value of business acquired, and sales inducements | (584.7) | 910.2 | 528.3 |
| Net accretion/decretion of discount/premium | 55.2 | 74.7 | 52.2 |
| Future policy benefits, claims reserves, and | | | |
| interest credited | 1,203.5 | 2,156.8 | 1,368.5 |
| Provision for deferred income taxes | 220.6 | 509.6 | (69.0) |
| Net realized capital losses | 2,501.2 | 1,481.7 | 391.2 |
| Change in: | | | |
| Accrued investment income | 27.2 | 2.4 | (33.2) |
| Reinsurance recoverable (excluding GICs) | (705.2) | (827.0) | (132.4) |
| Other receivables and asset accruals | 318.4 | (389.9) | 2.5 |
| Other reinsurance asset | (19.0) | (353.8) | - |
| Due to/from affiliates | (831.0) | 64.5 | 56.0 |
| Income tax recoverable | - | (361.8) | - |
| Other payables and accruals | 1,499.6 | 17.9 | 42.9 |
| Employee share-based payments | 1.7 | 2.7 | 4.3 |
| Other, net | (209.8) | 163.8 | 2.2 |
| Net cash provided by operating activities | 3,003.5 | 1,182.0 | 1,478.0 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, or redemption of: | | | |
| Fixed maturities, available-for-sale | 6,830.0 | 7,478.8 | 10,631.8 |
| Equity securities, available-for-sale | 136.5 | 162.8 | 16.5 |
| Mortgage loans on real estate | 566.6 | 474.5 | 776.1 |
| Limited partnership/corporations | 92.6 | 533.9 | 15.2 |
| Derivatives | 193.4 | 235.8 | 261.7 |
| Acquisition of: | | | |
| Fixed maturities, available-for-sale | (3,162.7) | (7,002.2) | (15,767.5) |
| Equity securities, available-for-sale | (10.2) | (272.0) | (193.5) |
| Mortgage loans on real estate | (81.1) | (700.3) | (790.6) |
| Limited partnerships/corporations | (32.9) | (503.8) | (320.6) |
| Derivatives | (2,478.8) | (293.9) | (238.8) |
| Short-term investments, net | (1,931.1) | 77.2 | (53.8) |
| Loan-Dutch State obligation, net | 180.5 | - | - |
| Policy loans, net | 12.8 | - | - |
| Collateral held, net | 14.5 | 6.2 | 11.5 |
| Other, net | 0.9 | 13.7 | 1.9 |
| Net cash provided by (used in) investing activities | 331.0 | 210.7 | (5,650.1) |

*The accompanying notes are an integral part of these financial statements.*

C-8

# ING USA Annuity and Life Insurance Company

## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Statements of Cash Flows

(In millions)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2009** | | **2008** | | **2007** |
| **Cash Flows from Financing Activities:** | | | | | | |
| Deposits received for investment contracts | $ | 4,552.6 | $ | 8,473.0 | $ | 10,458.9 |
| Maturities and withdrawals from investment contracts | | (11,282.1) | | (9,520.7) | | (7,062.2) |
| Reinsurance recoverable on investment contracts | | 2,704.5 | | 93.8 | | 275.3 |
| Notes to affiliates | | (545.5) | | - | | - |
| Short-term repayments of repurchase agreements, net | | (172.0) | | (232.4) | | (54.1) |
| Capital distribution to Parent | | - | | (900.0) | | - |
| Capital contribution from Parent | | 835.0 | | 1,100.0 | | 150.0 |
| Net cash (used in) provided by financing activities | | (3,907.5) | | (986.3) | | 3,767.9 |
| Net (decrease) increase in cash and cash equivalents | | (573.0) | | 406.4 | | (404.2) |
| Cash and cash equivalents, beginning of year | | 610.8 | | 204.4 | | 608.6 |
| Cash and cash equivalents, end of year | $ | 37.8 | $ | 610.8 | $ | 204.4 |
| Supplemental cash flow information: | | | | | | |
| Income taxes (received) paid, net | $ | (753.7) | $ | (393.1) | $ | 21.3 |
| Interest paid | $ | 35.4 | $ | 50.5 | $ | 67.1 |
| Non-cash transfers: | | | | | | - |
| Securities received from affiliate under reinsurance agreement | $ | 2,084.7 | | - | | - |
| Loan-Dutch State obligation | $ | 1,206.5 | | - | | - |

*The accompanying notes are an integral part of these financial statements.*

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

1.      **Organization and Significant Accounting Policies**

*Basis of Presentation*

ING USA Annuity and Life Insurance Company ("ING USA" or the "Company," as appropriate) is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States.  ING USA is authorized to conduct its insurance business in all states, except New York, and the District of Columbia.

ING USA is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING").  ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING".

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013.  ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company.  ING has announced that it will explore all options for implementing the separation including initial public offerings, sales, or a combination thereof.

*Description of Business*

The Company offers various insurance products, including immediate and deferred variable and fixed annuities.  The Company's annuity products are distributed by national wirehouses, regional securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations, and affiliated broker-dealers.  The Company's primary annuity customers are individual consumers.  The Company intends to cease sales of its variable annuity products during the first half of 2010, as part of a global business strategy and risk reduction plan.

The Company also offers guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), sold primarily to institutional investors and corporate benefit plans. These products are marketed by home office personnel or through specialty insurance brokers.

The Company previously provided interest-sensitive, traditional life insurance, and health insurance.  The Company no longer issues these products.  The life insurance business is in run-off, and the Company has ceded to other insurers all health insurance.

The Company has one operating segment.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

### *Recently Adopted Accounting Standards*

*Measuring the Fair Value of Certain Alternative Investments*

In September 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP. The disclosure provisions required by ASU 2009-12 are presented in the Investments footnote to these financial statements.

*Measuring Liabilities at Fair Value*

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value" ("ASU 2009-05"), which clarifies that in circumstances where a quoted price in an active market for an identical liability is not available, one of the following techniques should be used to measure a liability's fair value:

- The quoted price of the identical liability when traded as an asset; or
- Quoted prices for similar liabilities or similar liabilities traded as assets; or
- Another valuation technique consistent with the principles of ASC Topic 820, such as the income approach or a market approach.

ASU 2009-05 also clarifies that restrictions preventing the transfer of a liability should not be considered as an adjustment in the measurement of its fair value.

The provisions of ASU 2009-05 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

*FASB Accounting Standards Codification*

In June 2009, the FASB issued ASU 2009-01, "Topic 105 – Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Company adopted the Codification as of July 1, 2009.  There was no effect on the Company's financial condition, results of operations, or cash flows.  The Company has revised its disclosures to incorporate references to the Codification topics.

*Subsequent Events*

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under U.S. auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in this Organization and Significant Accounting Policies footnote.

*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Company on April 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

*Recognition and Presentation of Other-Than-Temporary Impairments*

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC Topic 320, "Investments-Debt and Equity Securities," which requires:

- Noncredit related impairments to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total other-than-temporary impairments ("OTTI") to be presented in the statement of earnings with an offset recognized in other comprehensive income (loss) for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income (loss); and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009.  As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $312.0 after considering the effects of deferred policy acquisition costs ("DAC") and income taxes of $(139.1) and $48.6, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

|  | Change in Amortized Cost |
| --- | --- |
| Fixed maturities: | |
| U.S. corporate, state and municipalities | $ 53.3 |
| Foreign | 69.2 |
| Residential mortgage-backed | 64.3 |
| Commercial mortgage-backed | 92.6 |
| Other asset-backed | 123.1 |
| Total investments, available-for-sale | $ 402.5 |

The disclosure provisions, as included in ASC Topic 320, are presented in the Investments footnote to these financial statements.

*Interim Disclosures about Fair Value of Financial Instruments*

In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments," which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009 and are presented in the Financial Instruments footnote to these financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

*Disclosures about Derivative Instruments and Hedging Activities*

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging," which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under US GAAP for derivative and hedging activities; and
- How derivative instruments and related hedged items affect an entity's financial statements.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009 and are included in the Financial Instruments footnote to these financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under ASC Topic 815, as the Company has not historically sought hedge accounting treatment.

*Business Combinations*

In December 2007, the FASB issued new guidance on business combinations, included in ASC Topic 805, "Business Combinations." ASC Topic 805 requires most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the guidance requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

These provisions, as included in ASC Topic 805, also amend or eliminate various other authoritative literature.

In addition, in April 2009, the FASB issued new guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which rescinds requirements to recognize contingent assets and liabilities acquired in a business combination at fair value on the acquisition date, and reinstates certain previous guidance to value many of those contingencies under ASC Topic 450, "Contingencies."

These provisions, as included in ASC Topic 805, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions for the year ended December 31, 2009.

*Equity Method Investment Accounting*

In November 2008, a consensus was reached on new guidance on equity method investment accounting considerations, included in ASC Topic 323, "Investments-Equity Method and Joint Ventures," which requires, among other provisions, that:

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment.

These provisions, as included in ASC Topic 323, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions or changes in ownership for the year ended December 31, 2009.

### New Accounting Pronouncements

#### Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another. The provisions of ASU 2010-11 are effective as of the beginning of the first fiscal quarter after June 15, 2010, with early adoption permitted. The Company does not expect an impact on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under ASC Topic 815.

#### Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-06.

*Accounting and Reporting Decreases in Ownership of a Subsidiary*

In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 are effective as of the beginning of the first interim or annual reporting period after December 15, 2009, and are required to be applied retrospectively to January 1, 2009. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-02.

*Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities*

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to reserve benefits that could be significant to the VIE; and
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which primarily defers ASU 2009-17 for an investment in an entity that is accounted for as an investment company.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2009-17 and ASU 2010-10 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods.  The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-17 and ASU 2010-10.

*Accounting for Transfers of Financial Assets*

In December 2009, the FASB issued ASU 2009-16 "Transfers & Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders controls, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods.  The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-16.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from reported results using those estimates.

**Reclassifications**

Certain reclassifications have been made to prior year financial information to conform to current year classifications.

**Cash and Cash Equivalents**

Cash and cash equivalents include cash on hand, certain money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Subsequent Events*

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements, as of December 31, 2009 and for the three years ended December 31, 2009, 2008, and 2007, were issued.

*Investments*

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment for related changes in DAC, value of business acquired ("VOBA"), and deferred income taxes.

*Other-Than-Temporary-Impairments*

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Balance Sheets in accordance with the requirements of ASC Topic 320.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

*Purchases and Sales*

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

*Valuation of Investments and Derivatives*

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

*Fixed maturities, available-for-sale*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets.  CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets.  During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008.  As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets.  The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and Alt-A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009.  Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.  At December 31, 2009, $96.6 and $13.1 billion of a total of $18.2 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process.  The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument.  The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service.  When a price cannot be obtained from a commercial pricing service, broker quotes are solicited.  All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above including valuations for which only one broker quote is obtained.  After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation.  If it is determined that the price is questionable, another price may be requested from a different vendor.  The internal valuation committee then reviews all prices for the instrument

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

again, along with information from the review, to determine which price best represents "exit price" for the instrument.

*Equity securities, available-for-sale*: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

*Short-term investments*: The fair values for certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

*Derivatives*: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

*Embedded derivatives - Investment contract guarantees*: The Company records liabilities, which can be either positive or negative, for annuity contracts containing guaranteed riders for Guaranteed Minimum Accumulation Benefits ("GMABs") and Guaranteed Minimum Withdrawal Benefits ("GMWBs") without life contingencies in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company also records for its fixed indexed annuity ("FIA") contracts an embedded derivative liability for interest payments to contractholders above the minimum guaranteed interest rate, in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

Nonperformance risk for investment contract guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default swap spread is applied to the discount factors for FIAs and the risk-free rates for GMABs and GMWBs in the Company's valuation models in order to incorporate credit risk into the fair values of these investment contract guarantees. As of December 31, 2009, the credit spreads of ING and the Company decreased by approximately 158 basis points from December 31, 2008, which resulted in changes in the valuation of the reserves for all investment contract guarantees.

*Embedded derivative - reinsurance*: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"). As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

The following investments are reported at values other than fair value on the Balance Sheets and are therefore not categorized in the fair value hierarchy:

*Mortgage loans on real estate*: Mortgage loans on real estate are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

*Policy loans*: The reported value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

*Loan - Dutch State obligation*: The reported value of The State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

*Limited partnerships/corporations*: The carrying value for these investments, primarily private equities and hedge funds, is determined based on the Company's degree of influence over the investee's operating and financial policies along with the percent of the investee that the Company owns. Those investments where the Company has determined it has significant influence are accounted for under the equity method, with the remainder accounted for under the cost method.

*Other investments*: Other investments are comprised primarily of investments in joint ventures, accounted for under the equity method, and real estate reported at cost.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Balance Sheets. At December 31, 2009 and 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $354.1 and $562.8, respectively, and is included in Securities pledged on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $311.1 and $483.1 at December 31, 2009 and 2008, respectively, and is included in Borrowed money on the Balance Sheets. In addition to the repurchase obligation, the Company holds $28.9 in collateral posted by the counterparty in connection with the increase in the value of pledged securities that will be released upon settlement.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $163.7 and $125.4, respectively, and is included in Securities pledged on the Balance Sheets.

*Derivatives*

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, options and futures, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives or Other liabilities, as appropriate, on the Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

In addition, the Company has entered into a coinsurance with funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance arrangement is included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

### *Deferred Policy Acquisition Costs and Value of Business Acquired*

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

Current US GAAP guidance for universal life and investment-type products, such as fixed and variable deferred annuities, indicates DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with current US GAAP guidance for DAC related to modification or exchange of insurance contracts.

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts as follows:

- For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.
- As of January 1, 2007, internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable universal life and variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include estimated future hedging and guaranteed benefit costs, surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

*Reserves*

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Generally, reserves are calculated using mortality and withdrawal rate assumptions based on relevant Company experience and are periodically reviewed against both industry standards and experience. Changes in, or deviation from the assumptions used can significantly affect the Company's reserve level and related future operations.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts, universal and traditional life insurance contracts, and GICs.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Deferred annuity crediting rates and reserve interest rates varied by product up to a maximum of 10.0% for 2009, 2008, and 2007.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. For 2009, 2008, and 2007, immediate annuity reserve interest discount rates varied up to a maximum of 8.0%.

Reserves for FIAs are computed in accordance with the requirements of FASB ASC Topic 944, "Financial Services – Insurance", Topic 815, "Derivatives and Hedging", and Topic 820, "Fair Value Measurements and Disclosures". Accordingly, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value, with the change in fair value recorded in the Statements of Operations.

Reserves for universal life products are equal to cumulative deposits, less withdrawals and charges, plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of contractowners and related expenses, less the present value of future net premiums.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under the requirements of ASC Topic 944, the Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.  The additional reserve for such products recognizes the portion of contract assessments received in early years used to compensate the insurer for services provided in later years.

The Company calculates a benefit ratio for each block of business that meets the requirements for additional reserves as outlined in ASC Topic 944, and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period.  The additional reserve is accumulated at interest rates using rates consistent with the deferred policy acquisition costs model for the period.  The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years.

GMABs and GMWBs without life contingent payouts are considered to be derivatives under ASC Topic 815 and Topic 820.  The additional reserves for these guarantees are recognized at fair value through the Statements of Operations.

Reserves for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.

### Sales Inducements

Sales inducements represent benefits paid to contractowners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement.  Sales inducements are amortized as a component of Interest credited and other benefits to contractowners using methodologies and assumptions consistent with those used for amortization of DAC.

### Revenue Recognition

For universal life and most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed.  Other amounts received for these contracts are reflected as deposits and are not recorded as premium or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts.

Premiums on the Statements of Operations primarily represent amounts received under traditional life insurance policies.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

For GICs, deposits made to the Company are not recorded as revenue in the Statements of Operations, but are recorded directly to Future policy benefits and claims reserves on the Balance Sheets.

### *Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees.  Investment income and investment gains and losses generally accrue directly to such contractowners.  The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- such separate accounts are legally recognized;
- assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- investments are directed by the contractholder;
- and, all investment performance, net of contract fees and assessments, is passed through to the contractholder.

The Company reports separate account assets and liabilities that meet the above criteria at fair value based on the fair value of the underlying investments.  Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations.  The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the above criteria for separate presentation in the Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account.  At December 31, 2009 and 2008, unrealized capital gains (losses) of $56.6 and $(243.5), respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to large losses in most aspects of its insurance business.  Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as the direct insurer of the risks reinsured.  The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.  Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

### Participating Insurance

Participating business approximates 7.9% of the Company's ordinary life insurance in force and 29.2% of life insurance premium income.  The amount of dividends to be paid is determined annually by the Board of Directors.  Amounts allocable to participating contractowners are based on published dividend projections or expected dividend scales.  Dividends to participating policyholders of $12.4, $13.7, and $14.8, were incurred during the years ended December 31, 2009, 2008, and 2007, respectively.

### Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items.  Deferred income tax expenses (benefits) result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 2.    Investments

### *Fixed Maturities and Equity Securities*

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2009.

| | Amortized Cost | | Gross Unrealized Capital Gains | | Gross Unrealized Capital Losses | | OTTI[2] | | Fair Value |
|---|---|---|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | | | | |
| U.S. Treasuries | $ | 4,201.0 | $ | 2.5 | $ | 80.0 | $ | - | $ | 4,123.5 |
| U.S. government agencies and authorities | | 26.1 | | 0.1 | | 1.6 | | - | | 24.6 |
| State, municipalities, and political subdivisions | | 47.8 | | 2.2 | | 5.2 | | - | | 44.8 |
| U.S. corporate securities: | | | | | | | | | |
| Public utilities | | 997.4 | | 57.5 | | 6.9 | | - | | 1,048.0 |
| Other corporate securities | | 4,290.8 | | 247.8 | | 71.8 | | 0.4 | | 4,466.4 |
| Total U.S. corporate securities | | 5,288.2 | | 305.3 | | 78.7 | | 0.4 | | 5,514.4 |
| Foreign securities[1]: | | | | | | | | | |
| Government | | 369.8 | | 23.8 | | 8.3 | | - | | 385.3 |
| Other | | 2,880.8 | | 131.7 | | 78.5 | | 0.4 | | 2,933.6 |
| Total foreign securities | | 3,250.6 | | 155.5 | | 86.8 | | 0.4 | | 3,318.9 |
| Residential mortgage-backed securities | | 1,758.9 | | 210.7 | | 150.7 | | 70.9 | | 1,748.0 |
| Commercial mortgage-backed securities | | 3,012.5 | | 25.3 | | 448.2 | | - | | 2,589.6 |
| Other asset-backed securities | | 1,218.6 | | 11.8 | | 316.8 | | 28.4 | | 885.2 |
| Total fixed maturities, including securities pledged | | 18,803.7 | | 713.4 | | 1,168.0 | | 100.1 | | 18,249.0 |
| Less: securities pledged | | 1,079.4 | | 35.3 | | 22.2 | | - | | 1,092.5 |
| Total fixed maturities | | 17,724.3 | | 678.1 | | 1,145.8 | | 100.1 | | 17,156.5 |
| Equity securities | | 150.8 | | 4.3 | | 0.8 | | - | | 154.3 |
| Total investments, available-for-sale | $ | 17,875.1 | $ | 682.4 | $ | 1,146.6 | $ | 100.1 | $ | 17,310.8 |

[1]  Primarily U.S. dollar denominated.

[s]  Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. Treasuries | $ 1,109.3 | $ 74.3 | $ 0.3 | $ 1,183.3 |
| U.S. government agencies and authorities | 255.8 | 20.9 | - | 276.7 |
| State, municipalities, and political subdivisions | 48.2 | 0.3 | 9.0 | 39.5 |
| | | | | |
| U.S. corporate securities: | | | | |
| Public utilities | 1,229.3 | 5.3 | 114.3 | 1,120.3 |
| Other corporate securities | 5,516.4 | 68.7 | 606.0 | 4,979.1 |
| Total U.S. corporate securities | 6,745.7 | 74.0 | 720.3 | 6,099.4 |
| | | | | |
| Foreign securities[1]: | | | | |
| Government | 413.3 | 3.6 | 64.4 | 352.5 |
| Other | 3,448.6 | 11.1 | 459.9 | 2,999.8 |
| Total foreign securities | 3,861.9 | 14.7 | 524.3 | 3,352.3 |
| | | | | |
| Residential mortgage-backed securities | 4,264.0 | 122.3 | 803.0 | 3,583.3 |
| Commercial mortgage-backed securities | 3,585.1 | - | 1,027.9 | 2,557.2 |
| Other asset-backed securities | 1,500.2 | 9.2 | 464.9 | 1,044.5 |
| | | | | |
| Total fixed maturities, including securities pledged | 21,370.2 | 315.7 | 3,549.7 | 18,136.2 |
| Less: securities pledged | 1,141.2 | 57.4 | 29.9 | 1,168.7 |
| Total fixed maturities | 20,229.0 | 258.3 | 3,519.8 | 16,967.5 |
| Equity securities | 257.6 | 0.3 | 4.0 | 253.9 |
| | | | | |
| Total investments, available-for-sale | $ 20,486.6 | $ 258.6 | $ 3,523.8 | $ 17,221.4 |

[1] Primarily U.S. dollar denominated.

At December 31, 2009 and 2008, net unrealized losses were $551.2 and $3,237.7, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, excluding securities pledged, as of December 31, 2009, are shown below by contractual maturity.  Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

|  | Amortized Cost | Fair Value |
|---|---|---|
| Due to mature: | | |
| One year or less | $ 493.7 | $ 496.6 |
| After one year through five years | 5,322.7 | 5,505.3 |
| After five years through ten years | 3,875.6 | 3,957.2 |
| After ten years | 3,121.7 | 3,067.1 |
| Mortgage-backed securities | 4,771.4 | 4,337.6 |
| Other asset-backed securities | 1,218.6 | 885.2 |
| Less: securities pledged | 1,079.4 | 1,092.5 |
| Fixed maturities, excluding securities pledged | $ 17,724.3 | $ 17,156.5 |

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10.0% of the Company's Shareholder's equity at December 31, 2009.  At December 31, 2008, the Company had investments with five issuers, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10.0% of the Company's Shareholder's equity.

At December 31, 2009 and 2008, fixed maturities with fair values of $12.1 and $12.4, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults.  The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated.  At December 31, 2009 and 2008, approximately 26.1% and 13.3%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Certain CMOs, primarily interest-only and principal-only strips are accounted for as hybrid instruments and valued at fair value as allowed under a provision of current US GAAP.  The fair value of these instruments at December 31, 2009 and 2008 was $192.6 and $325.1, respectively, and is included in Fixed maturities, available for sale, on the Balance Sheets.  The impact to Other net realized capital gains (losses) on the Statements of Operations related to these hybrid instruments was $117.6 and $0.1 for the years ended December 31, 2009 and 2008, respectively.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain a collateral deposit that backs funding agreements issued to the FHLB. At December 31, 2009 and 2008, the Company had $1,304.5 and $2,995.2, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. At December 31, 2009 and 2008, assets with a market value of approximately $1,657.9 and $3,341.1, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, in the Balance Sheets.

In conjunction with the January 2009 agreement with the Dutch State regarding the transfer of 80% of the Company's Alt-A residential mortgage backed securities ("Alt-A RMBS"), which included $386.0 in Alt-A RMBS pledged to the FHLB, the Company substituted the Alt-A RMBS assets pledged with other fixed maturities. By February 17, 2009, the Company recalled these Alt-A securities in order to implement the transaction with the Dutch State and reduced the funding agreements issued to the FHLB pro rata.

*Transfer of Alt-A RMBS Participation Interest*

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion, including book value of $1.4 billion of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company reduced the unrealized loss balance in Accumulated other comprehensive loss included in Shareholder's equity by $411.3 and recognized a gain of $117.6, which was reported in Net realized capital losses on the Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $18.9 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $7.9 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Statements of Operations.

As part of the final restructuring plan submitted to the European Commission ("EC") in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by the Company or any other ING U.S. subsidiaries.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Balance Sheets. At December 31, 2009 and 2008, the carrying value of the securities pledged in dollar rolls and

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

repurchase agreement transactions was $354.1 and $562.8, respectively, and is included in Securities pledged on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $311.1 and $483.1 at December 31, 2009 and 2008, respectively, and is included in Borrowed money on the Balance Sheets. In addition to the repurchase obligation, the Company holds $28.9 in collateral posted by the counterparty in connection with the increase in the value of pledged securities that will be released upon settlement.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

### Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $163.7 and $125.4, respectively, and is included in Securities pledged on the Balance Sheets.

### Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.9 at December 31, 2009 are included in Limited

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Statements of Operations.

*Unrealized Capital Losses*

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade ("IG") and Below Investment Grade ("BIG") securities by duration were as follows at December 31, 2009 and 2008.

| | 2009 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | IG | % of IG and BIG | BIG | % of IG and BIG | IG | % of IG and BIG | BIG | % of IG and BIG |
| Six months or less below amortized cost | $ 170.1 | 13.5% | $ 21.2 | 1.7% | $ 645.7 | 18.2% | $ 115.6 | 3.3% |
| More than six months and twelve months or less below amortized cost | 259.3 | 20.4% | 200.8 | 15.8% | 828.3 | 23.3% | 85.7 | 2.4% |
| More than twelve months below amortized cost | 419.0 | 33.0% | 197.7 | 15.6% | 1,776.4 | 50.0% | 98.0 | 2.8% |
| Total unrealized capital losses | $ 848.4 | 66.9% | $ 419.7 | 33.1% | $ 3,250.4 | 91.5% | $ 299.3 | 8.5% |

The following table summarizes the unrealized capital losses (including non-credit impairments) by duration and reason, along with the fair value of fixed maturities, including securities pledged to creditors, in unrealized capital loss positions at December 31, 2009 and 2008.

| 2009 | Six Months or Less Below Amortized Cost | More than Six Months and Twelve Months or Less Below Amortized Cost | More than Twelve Months Below Amortized Cost | Total Unrealized Capital Losses |
|---|---|---|---|---|
| Interest rate or spread widening | $ 99.3 | $ 31.6 | $ 122.2 | $ 253.1 |
| Mortgage and other asset-backed securities | 92.0 | 428.5 | 494.5 | 1,015.0 |
| Total unrealized capital losses | $ 191.3 | $ 460.1 | $ 616.7 | $ 1,268.1 |
| Fair value | $ 5,275.9 | $ 1,058.2 | $ 2,714.5 | $ 9,048.6 |
| **2008** | | | | |
| Interest rate or spread widening | $ 198.7 | $ 538.4 | $ 516.7 | $ 1,253.8 |
| Mortgage and other asset-backed securities | 562.6 | 375.6 | 1,357.7 | 2,295.9 |
| Total unrealized capital losses | $ 761.3 | $ 914.0 | $ 1,874.4 | $ 3,549.7 |
| Fair value | $ 4,350.9 | $ 4,522.0 | $ 4,551.9 | $ 13,424.8 |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows at December 31, 2009 and 2008.

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss |
| **2009** | | | | | | | | |
| U.S. Treasuries | $ 3,761.2 | $ 80.0 | $ - | $ - | $ - | $ - | $ 3,761.2 | $ 80.0 |
| U.S. government agencies and authorities | 15.2 | 0.8 | 8.2 | 0.8 | - | - | 23.4 | 1.6 |
| U.S. corporate, state, and municipalities | 273.8 | 6.7 | 108.1 | 13.5 | 737.7 | 64.1 | 1,119.6 | 84.3 |
| Foreign | 228.1 | 11.8 | 107.8 | 17.3 | 472.6 | 58.1 | 808.5 | 87.2 |
| Residential mortgage-backed | 139.1 | 46.5 | 183.5 | 92.3 | 260.7 | 82.8 | 583.3 | 221.6 |
| Commercial mortgage-backed | 795.5 | 44.1 | 534.6 | 243.1 | 682.7 | 161.0 | 2,012.8 | 448.2 |
| Other asset-backed | 63.0 | 1.4 | 116.0 | 93.1 | 560.8 | 250.7 | 739.8 | 345.2 |
| Total | $ 5,275.9 | $ 191.3 | $ 1,058.2 | $ 460.1 | $ 2,714.5 | $ 616.7 | $ 9,048.6 | $ 1,268.1 |
| | | | | | | | | |
| **2008** | | | | | | | | |
| U.S. Treasuries | $ 254.1 | $ 0.3 | $ - | $ - | $ - | $ - | $ 254.1 | $ 0.3 |
| U.S. corporate, state, and municipalities | 1,588.3 | 137.7 | 1,923.5 | 323.6 | 1,133.5 | 268.0 | 4,645.3 | 729.3 |
| Foreign | 747.8 | 61.4 | 1,225.9 | 214.8 | 920.5 | 248.1 | 2,894.2 | 524.3 |
| Residential mortgage-backed | 884.7 | 307.3 | 436.2 | 76.6 | 759.5 | 419.1 | 2,080.4 | 803.0 |
| Commercial mortgage-backed | 561.7 | 113.6 | 795.5 | 262.2 | 1,180.7 | 652.1 | 2,537.9 | 1,027.9 |
| Other asset-backed | 311.7 | 141.7 | 139.8 | 37.9 | 561.4 | 285.3 | 1,012.9 | 464.9 |
| Total | $ 4,348.3 | $ 762.0 | $ 4,520.9 | $ 915.1 | $ 4,555.6 | $ 1,872.6 | $ 13,424.8 | $ 3,549.7 |

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 81.5% of the average book value as of December 31, 2009. In addition, this category includes 461 securities, which have an average quality rating of A.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

| | Amortized Cost | | Unrealized Capital Loss | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **2009** | | | | | | |
| Six months or less | | | | | | |
| below amortized cost | $ 6,184.5 | $ 396.8 | $ 265.1 | $ 111.8 | 282 | 96 |
| More than six months and | | | | | | |
| twelve months or less | | | | | | |
| below amortized cost | 1,248.5 | 982.3 | 68.8 | 433.2 | 191 | 115 |
| More than twelve months | | | | | | |
| below amortized cost | 619.0 | 885.6 | 27.8 | 361.4 | 113 | 158 |
| Total | $ 8,052.0 | $ 2,264.7 | $ 361.7 | $ 906.4 | 586 | 369 |
| | | | | | | |
| **2008** | | | | | | |
| Six months or less | | | | | | |
| below amortized cost | $ 5,605.9 | $ 6,569.3 | $ 483.9 | $ 2,279.4 | 807 | 732 |
| More than six months and | | | | | | |
| twelve months or less | | | | | | |
| below amortized cost | 2,481.8 | 852.6 | 181.8 | 452.7 | 335 | 116 |
| More than twelve months | | | | | | |
| below amortized cost | 1,428.5 | 35.8 | 130.6 | 21.3 | 173 | 19 |
| Total | $ 9,516.2 | $ 7,457.7 | $ 796.3 | $ 2,753.4 | 1,315 | 867 |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

| | Amortized Cost | | Unrealized Capital Loss | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **2009** | | | | | | |
| U.S. Treasuries | $ 3,841.2 | $ - | $ 80.0 | $ - | 21 | - |
| U.S. government agencies and authorities | 25.0 | - | 1.6 | - | 4 | - |
| U.S. corporate, state and municipalities | 1,139.0 | 64.9 | 67.8 | 16.5 | 220 | 32 |
| Foreign | 712.7 | 183.0 | 33.1 | 54.1 | 93 | 30 |
| Residential mortgage-backed | 336.0 | 468.9 | 35.9 | 185.7 | 83 | 119 |
| Commercial mortgage-backed | 1,534.6 | 926.5 | 104.2 | 344.0 | 96 | 60 |
| Other asset-backed | 463.5 | 621.4 | 39.1 | 306.1 | 69 | 128 |
| Total | $ 8,052.0 | $ 2,264.7 | $ 361.7 | $ 906.4 | 586 | 369 |
| | | | | | | |
| **2008** | | | | | | |
| U.S. Treasuries | $ 254.4 | $ - | $ 0.3 | $ - | 2 | - |
| U.S. corporate, state and municipalities | 4,043.9 | 1,330.2 | 325.4 | 403.9 | 654 | 239 |
| Foreign | 2,341.8 | 1,076.6 | 174.3 | 350.0 | 314 | 168 |
| Residential mortgage-backed | 1,197.1 | 1,686.3 | 84.7 | 718.3 | 154 | 159 |
| Commercial mortgage-backed | 1,158.2 | 2,407.6 | 158.7 | 869.2 | 107 | 130 |
| Other asset-backed | 520.8 | 957.0 | 52.9 | 412.0 | 84 | 171 |
| Total | $ 9,516.2 | $ 7,457.7 | $ 796.3 | $ 2,753.5 | 1,315 | 867 |

For the year ended December 31, 2009, unrealized capital losses on fixed maturities decreased by $2.3 billion primarily due to the transfer of 80% interest in the Alt-A RMBS securities owned by the Company as a result of the Alt-A transaction with the Dutch State during the first quarter of 2009. In addition, improved economic conditions and tightening of credit spreads in 2009 served to increase the value of fixed maturities. These improvements were partially offset by the impact of the implementation of new US GAAP guidance on impairments in the second quarter of 2009, when certain noncredit impairments were reclassified into Other comprehensive income (loss), which were previously reported in Net realized capital gains (losses).

At December 31, 2009, the Company had 19 fixed maturities with unrealized capital losses in excess of $10.0 million. The unrealized capital losses on these fixed maturities equaled $353.9, or 27.9% of the total unrealized losses, as of December 31, 2009. At December 31, 2008, the Company held 53 fixed maturities with unrealized capital losses in excess of $10.0 million. The unrealized capital losses on these fixed maturities equaled $890.8, or 25.1% of the total unrealized capital losses, as of December 31, 2008.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The fair value of the Company's fixed maturities, including securities pledged to creditors, increased by $112.8, before tax and DAC, from December 31, 2008 through December 31, 2009, primarily due to improved economic conditions and tightening of credit spreads in 2009.

All securities with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in "Other-Than-Temporary Impairments," which follows this section. Management determined that no additional recognition of the unrealized loss as an other-than-temporary impairment was necessary.

***Other-Than-Temporary Impairments***

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

## ING USA Annuity and Life Insurance Company
### (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
### Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding noncredit impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2009, 2008, and 2007.

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ 114.7 | 10 | $ - | - | $ - * | 1 |
| U.S. Corporate | 55.2 | 55 | 289.1 | 230 | 81.0 | 173 |
| Foreign[1] | 31.1 | 45 | 229.4 | 108 | 25.7 | 74 |
| Residential mortgage-backed | 78.6 | 84 | 289.8 | 98 | 3.0 | 24 |
| Commercial mortgage-backed | 70.9 | 5 | 107.4 | 26 | - | - |
| Other asset-backed | 114.5 | 44 | 75.1 | 67 | 43.3 | 91 |
| Equity | 3.3 | 5 | 32.0 | 12 | - | - |
| Mortgage loans on real estate | 20.9 | 8 | 4.8 | 1 | - | - |
| Limited partnerships | 0.4 | 1 | 0.5 | 1 | 0.3 | 1 |
| Total | $ 489.6 | 257 | $ 1,028.1 | 543 | $ 153.3 | 364 |

* Less than $0.1.

[1] Primary U.S. dollar denominated.

The above schedule includes $171.2, $369.7, and $31.0, in other-than-temporary write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, related to credit impairments, which are recognized in earnings. The remaining $318.4, $658.4, and $122.3, in write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2009, 2008, and 2007.

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ 114.7 | 10 | $ - | - | $ - * | 1 |
| U.S. Corporate | 45.9 | 41 | 199.8 | 178 | 70.6 | 161 |
| Foreign[1] | 25.6 | 41 | 146.5 | 87 | 21.4 | 68 |
| Residential mortgage-backed | 2.9 | 1 | 142.9 | 40 | 1.0 | 5 |
| Commercial mortgage-backed | 70.9 | 5 | 107.4 | 26 | - | - |
| Other asset-backed | 58.4 | 13 | 61.8 | 32 | 29.3 | 84 |
| Total | $ 318.4 | 111 | $ 658.4 | 363 | $ 122.3 | 319 |

*Less than $0.1.

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the noncredit impairments recognized in Other comprehensive income (loss) by type for the year ended December 31, 2009.

|  | 2009 | |
| --- | --- | --- |
|  | Impairment | No of Securities |
| U.S. corporate | $ 0.4 | $ 2 |
| Foreign[1] | 0.4 | 3 |
| Residential mortgage-backed | 70.9 | 45 |
| Other asset-backed | 28.4 | 27 |
| Total | $ 100.1 | $ 77 |

[1] Primarily U.S. dollar denominated.

The fair value of fixed maturities with other-than-temporary impairments at December 31, 2009, 2008, and 2007, was $2,414.2, $2,268.4, and $2,353.8, respectively.

The following table identifies the amount of credit impairments on fixed maturities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in Other comprehensive income (loss), and the corresponding changes in such amounts.

|  | 2009 |
| --- | --- |
| Balance at April 1, 2009[1] | $ 92.7 |
| Additional credit impairments: |  |
| On securities not previously impaired | 21.7 |
| On securities previously impaired | 13.8 |
| Reductions: |  |
| Securities sold, matured, prepaid or paid down | (4.9) |
| Balance at December 31, 2009 | $ 123.3 |

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

### *Net Investment Income*

Sources of Net investment income were as follows for the years ended December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
| --- | --- | --- | --- |
| Fixed maturities, available-for-sale | $ 1,240.9 | $ 1,361.0 | $ 1,176.1 |
| Equity securities, available-for-sale | 21.0 | (0.2) | 3.3 |
| Mortgage loans on real estate | 202.8 | 223.6 | 233.1 |
| Policy loans | 7.6 | 8.8 | 9.0 |
| Short-term investments and cash equivalents | 5.6 | 4.5 | 6.7 |
| Other | (1.2) | (53.3) | 35.1 |
| Gross investment income | 1,476.7 | 1,544.4 | 1,463.3 |
| Less: investment expenses | 60.2 | 106.4 | 116.9 |
| Net investment income | $ 1,416.5 | $ 1,438.0 | $ 1,346.4 |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

At December 31, 2009 and 2008, the Company had $18.0 and $21.2, respectively, of investments in fixed maturities which produced no net investment income.

### *Net Realized Capital Gains (Losses)*

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale, and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Fixed maturities, available-for-sale, including net OTTI of $(465.0), $(990.8), and $(153.0) in 2009, 2008, and 2007, respectively | $ (238.2) | $ (975.9) | $ (100.3) |
| Equity securities, available-for-sale, including net OTTI of $(3.3), $(32.0), and $0.0 in 2009, 2008, and 2007, respectively | 6.4 | (52.9) | 0.5 |
| Derivatives | (2,249.4) | (447.5) | (291.0) |
| Other investments, including net OTTI of $(21.3), $(5.3), and $(0.3) in 2009, 2008, and 2007, respectively | (20.0) | (5.4) | (0.4) |
| Net realized capital losses | $ (2,501.2) | $ (1,481.7) | $ (391.2) |
| After-tax net realized capital losses including tax valuation allowance of $35.6, $(374.0), and $0 in 2009, 2008, and 2007, respectively | $ (1,590.2) | $ (1,337.1) | $ (254.3) |

Total net realized capital losses increased for the year ended December 31, 2009, primarily due to losses on futures related to a) a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital, b) hedging of variable annuity guaranteed death benefits, and c) beginning in the third quarter of 2009, hedging of variable annuity guaranteed living benefits ("VAGLB") ceded to SLDI, an affiliate, under the combined coinsurance and coinsurance funds withheld agreement. However, the losses on the VAGLB futures incurred are ceded to SLDI and reported as a corresponding decrease in Interest credited and other benefits to policyholders. Futures were in a short position and their fair value decreased as equity markets improved in 2009. Total net realized capital losses were partially offset by several improvements such as a decline in net impairments due to improved market conditions in 2009 and the impact of new US GAAP guidance in the second quarter of 2009 which resulted in certain noncredit related impairments reported in Other comprehensive income (loss), whereas in 2008 such losses were reflected in Net realized capital losses. In addition, the sale of the Company's Alt-A RMBS to the Dutch State during the first quarter of 2009 resulted in a gain and credit spread tightening and slightly lower average interest rates in 2009 improved the value of fixed maturities and increased gains upon sale. The value of hedges related to FIAs, which were in a long position, increased in value with the improved equity markets in 2009, and also served to partially offset overall net realized capital losses.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses were as follows for the years ended December 31, 2009, 2008, and 2007.

|                   | 2009 | | 2008 | | 2007 | |
| --- | ---: | --- | ---: | --- | ---: | --- |
| Proceeds on sales | $ | 5,202.4 | $ | 6,893.4 | $ | 5,859.3 |
| Gross gains       |   | 173.3   |   | 100.2   |   | 41.1    |
| Gross losses      |   | 98.3    |   | 164.9   |   | 57.0    |

3. **Financial Instruments**

*Fair Value Measurements*

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

*Fair Value Hierarchy*

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
  Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

| | 2009 | | | |
| | Level 1 | Level 2 | Level 3[1] | Total |
| --- | --- | --- | --- | --- |
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 4,123.5 | $ 12,613.4 | $ 1,512.1 | $ 18,249.0 |
| Equity securities, available-for-sale | 149.8 | - | 4.5 | 154.3 |
| Derivatives | 42.8 | 59.1 | 215.5 | 317.4 |
| Embedded derivative on reinsurance | - | 38.7 | - | 38.7 |
| Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement | 2,242.8 | 8.0 | - | 2,250.8 |
| Assets held in separate accounts | 42,996.1 | - | - | 42,996.1 |
| Total | $ 49,555.0 | $ 12,719.2 | $ 1,732.1 | $ 64,006.3 |
| | | | | |
| Liabilities: | | | | |
| Investment contract guarantees: | | | | |
| Fixed Indexed Annuities ("FIA") | $ - | $ - | $ 927.2 | $ 927.2 |
| Guaranteed Minimum Withdrawal and Accumulation Benefits ("GMWB" and "GMAB") | - | - | 73.9 | 73.9 |
| Other liabilities (primarily derivatives) | 3.2 | 393.6 | 103.6 | 500.4 |
| Total | $ 3.2 | $ 393.6 | $ 1,104.7 | $ 1,501.5 |

[1] Level 3 net assets and liabilities accounted for 1.0% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 3.2%.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

|  | 2008 | | | |
|  | Level 1 | Level 2 | Level 3[1] | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 1,183.3 | $ 14,363.3 | $ 2,589.6 | $ 18,136.2 |
| Equity securities, available-for-sale | 253.9 | - | - | 253.9 |
| Derivatives | - | 164.1 | 176.2 | 340.3 |
| Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement | 781.7 | 71.2 | - | 852.9 |
| Assets held in separate accounts | 34,090.8 | - | - | 34,090.8 |
| Total | $ 36,309.7 | $ 14,598.6 | $ 2,765.8 | $ 53,674.1 |
| | | | | |
| Liabilities: | | | | |
| Investment contract guarantees: | | | | |
| Fixed Indexed Annuities ("FIAs") | - | - | 638.9 | 638.9 |
| Guaranteed Minimum Withdrawal and Accumulation Benefits ("GMWB" and "GMAB") | - | - | 153.0 | 153.0 |
| Other liabilities (primarily derivatives) | - | 614.0 | 166.2 | 780.2 |
| Total | $ - | $ 614.0 | $ 958.1 | $ 1,572.1 |

[1] Level 3 net assets and liabilities accounted for 3.5% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 10.0%.

## *Valuation of Financial Assets and Liabilities*

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

*Fixed maturities, available-for-sale*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and Alt-A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.  At December 31, 2009, $96.6 and $13.1 billion of a total of $18.2 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process.  The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument.  The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service.  When a price cannot be obtained from a commercial pricing service, broker quotes are solicited.  All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above including valuations for which only one broker quote is obtained.  After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation.  If it is determined that the price is questionable, another price may be requested from a different vendor.  The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

*Equity securities, available-for-sale*: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

*Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement*: The carrying amounts for cash reflect the assets' fair values.  The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts.  The underlying investments include mutual funds, the valuations of which are based upon a quoted market price and are classified as Level 1.

*Derivatives*: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities.  Derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers.  Counterparty

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

*Investment contract guarantees*: The Company records liabilities, which can be either positive or negative, for annuity contracts containing guaranteed riders for GMABs and GMWBs without life contingencies in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

The Company also records for its FIA contracts an embedded derivative liability for interest payments to contractholders above the minimum guaranteed interest rate, in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

Nonperformance risk for investment contract guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default swap spread is applied to the discount factors for FIAs and the risk-free rates for GMABs and GMWBs in the Company's valuation models in order to incorporate credit risk into the fair values of these investment contract guarantees. As of December 31, 2009, the credit spreads of ING and the Company decreased by approximately 158 basis points from December 31, 2008, which resulted in changes in the valuation of the reserves for all investment contract guarantees.

*Embedded derivative on reinsurance*: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and SLDI. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC 825, "Financial Instruments," which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements.  Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets, and therefore not categorized in the fair value hierarchy:

*Limited partnerships/corporations*: The fair value for these investments, primarily private equities and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings.  Loans with similar characteristics are aggregated for purposes of the calculations.

*Loan - Dutch State obligation*: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows at market risk-free rates adjusted for credit spreads.

*Policy loans*: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans.  Policy loans are fully collateralized by the account value of the associated insurance contracts.

*Other investments*: The fair value of other investments are estimated based on 70% of third party appraised value for joint ventures and third party appraised value for real estate.

*Deposits from affiliates*: Fair value is estimated based on the fair value of the liabilities for the account values of the underlying contracts, plus the fair value of the unamortized ceding allowance based on the present value of the projected release of the ceding allowance, discounted at risk-free rates, plus a credit spread.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Investment contract liabilities (included in Future policy benefits and claims reserves)*:

*With a fixed maturity*: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The augmentation is present to account for non-performance risk. A margin for non-financial risks associated with the contracts is also included.

*Without a fixed maturity*: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contractholder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

*Notes to affiliates*: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market value.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2009 and 2008.

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 18,249.0 | $ 18,249.0 | $ 18,136.2 | $ 18,136.2 |
| Equity securities, available-for-sale | 154.3 | 154.3 | 253.9 | 253.9 |
| Mortgage loans on real estate | 3,413.2 | 3,417.3 | 3,923.3 | 3,803.3 |
| Loan - Dutch State obligation | 1,026.0 | 971.4 | - | - |
| Policy loans | 131.6 | 131.6 | 144.4 | 144.4 |
| Cash, cash equivalents, Short-term investments, and Short-term investments under securities loan agreement | 2,250.8 | 2,250.8 | 852.9 | 852.9 |
| Derivatives | 317.4 | 317.4 | 340.3 | 340.3 |
| Other investments | 23.9 | 37.4 | 24.4 | 33.3 |
| Deposits from affiliates | 1,752.0 | 1,873.6 | 1,947.0 | 2,025.7 |
| Embedded derivative on reinsurance | 38.7 | 38.7 | - | - |
| Assets held in separate accounts | 42,996.1 | 42,996.1 | 34,090.8 | 34,090.8 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| Deferred annuities | 20,665.8 | 20,766.5 | 19,282.5 | 18,986.2 |
| Guaranteed investment contracts and funding agreements | 2,646.5 | 2,718.3 | 6,868.9 | 6,580.2 |
| Supplementary contracts and immediate annuities | 823.6 | 782.7 | 866.5 | 883.9 |
| Derivatives | 500.4 | 500.4 | 780.2 | 780.2 |
| Investment contract guarantees: | | | | |
| Fixed indexed annuities | 927.2 | 927.2 | 638.9 | 638.9 |
| Guaranteed minimum withdrawal and accumulation benefits | 73.9 | 73.9 | 153.0 | 153.0 |
| Notes to affiliates | 435.0 | 426.9 | 435.0 | 407.6 |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

### *Level 3 Financial Instruments*

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to changes in derivatives, FIAs, and GMWBs and GMABs due to their impacts on the Company's results of operations.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009 and 2008.

| | Fixed maturities, available-for-sale including securities pledged | | Equity securities, available-for-sale | | Derivatives | | Investment Contract Guarantees | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | | | | FIA | | GMWB/ GMAB |
| Balance at January 1, 2009 | $ | 2,589.6 | $ | - | $ | 10.0 | $ (638.9) | $ | (153.0) |
| Capital gains (losses): | | | | | | | | | |
| Net realized capital (losses) gains | | (14.9)[1] | | - | | (60.3)[3] | (151.6) [4] | | 85.3 |
| Net unrealized capital gains (losses)[2] | | 159.8 | | 0.1 | | - | - | | - |
| Total net realized and unrealized capital gains (losses) | | 144.9 | | 0.1 | | (60.3) | (151.6) | | 85.3 |
| Purchases, sales, issuances, and settlements, net | | (527.0) | | 1.6 | | 130.0 | (136.7) | | (6.2) |
| Transfer in to Level 3 | | - | | 2.8 | | - | - | | - |
| Transfer out of Level 3 | | (695.4) | | - | | 32.2 | - | | - |
| Balance at December 31, 2009 | $ | 1,512.1 | $ | 4.5 | $ | 111.9 | $ (927.2) | $ | (73.9) |
| | | | | | | | | | |
| Balance at January 1, 2008 | $ | 1,396.3 | $ | - | $ | 298.2 | $ (925.6) | $ | (2.7) |
| Capital gains (losses): | | | | | | | | | |
| Net realized capital (losses) gains | | (7.5) [1] | | - | | (76.2) [3] | 328.4 [4] | | (141.5) |
| Net unrealized capital gains (losses)[2] | | 27.9 | | - | | - | - | | - |
| Total net realized and unrealized capital gains (losses) | | 20.4 | | - | | (76.2) | 328.4 | | (141.5) |
| Purchases, sales, issuances, and settlements, net | | (32.5) | | - | | (105.1) | (41.7) | | (8.8) |
| Transfer in to Level 3 | | 1,205.4 | | - | | (106.9) | - | | - |
| Balance at December 31, 2008 | $ | 2,589.6 | $ | - | $ | 10.0 | $ (638.9) | $ | (153.0) |

[1] This amount is included in Net realized capital gains (losses) with $(83.7) and $32.8 related to the amortization of book value included in Net investment income on the Statements of Operations for the years ended December 31, 2009 and 2008, respectively.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Balance Sheets.

[3] This amount is included in Net realized capital gains (losses) on the Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2009 and 2008. All gains and losses on Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately by security.

[4] These amounts are included in Interest credited and other benefits to contractowners on the Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

Changes in Level 3 fair value balances are discussed below by investment type.

*Fixed Maturities available-for-sale including securities pledged*: The amount of Level 3 fixed maturities for the year ended December 31, 2009, declined mainly due to the transfer of 80% interest in the Company's Alt-A RMBS to the Dutch State during the first quarter of 2009. Transfers out of Level 3 represent the movement of Alt-A mortgage-backed securities to Level 2, as the market became active again for these securities at the end of 2009. These declines were partially offset by unrealized capital gains on Level 3 fixed maturities for the year ended

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

December 31, 2009, related to the decrease in unrealized losses due to the decrease in the Level 3 fixed maturities portfolio related to the Dutch State transaction as well as increases in the value of fixed maturities as the markets improved in the latter part of 2009. Level 3 fixed maturities for the year ended December 31, 2008 increased primarily due the transfer in of subprime and Alt-A RMBS due to the lack of market activity for these securities in 2008.

*Equity securities, available-for-sale*: Equity securities transferred into Level 3 in 2009 represent private equities or equity securities not traded on an exchange, which are valued by sources other than a pricing service such as analytics or brokers.

*Derivatives*: For the year ended December 31, 2009, the change in value of Level 3 derivatives reflects the transfer from Level 3 to Level 1 of futures contracts, which are valued based on unadjusted prices from an active exchange.

*Investment contract guarantees*:  The losses on the FIA embedded derivatives and gains on GMWB/GMAB embedded derivatives were primarily driven by favorable equity market performance. For the year ended December 31, 2009, the net realized losses attributable to credit risk were $201.7.

### Derivative Financial Instruments

See the Organization & Significant Accounting Policies footnote for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives.  In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment.  The Company enters into the following derivatives:

*Interest rate caps*: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio.  Interest rate caps are purchased contracts that are used by the Company to hedge annuity products in an increasing interest rate environment.

*Interest rate swaps*: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities.  Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

*Foreign exchange swaps*: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets.  Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Credit default swaps*: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

*Total return swaps*: Total return swaps are used to hedge against a decrease in variable annuity account values which are invested in certain funds. The difference between floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals.

*Forwards*: Forwards are acquired to hedge the Company's CMO-B portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

*Swaptions*: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

*Futures*: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. During 2009, futures contracts were also used as part of a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. A decrease in equity markets may also negatively impact the Company's investment in equity securities, and the futures income would serve to offset that effect. In addition, the Company utilizes futures contracts in an anticipatory hedging program to hedge the effects of changes in interest rates related to commitments for future purchases of bonds. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under ASC 820, ASC 815 and ASC 944. The change in reserve liabilities is recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

*Options*: Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the options offset this increased expense. Put options are used to hedge the liability associated with embedded derivatives in certain variable annuity contracts and as part of a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. Both the options and the embedded derivative reserves are carried at fair value.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Embedded derivatives*: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a coinsurance with funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust.

The notional amounts and fair values of derivatives were as follows as of December 31, 2009 and 2008.

| | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|
| | **Notional Amount** | **Asset Fair Value** | **Liability Fair Value** | **Notional Amount** | **Asset Fair Value** | **Liability Fair Value** |
| Interest rate caps[1] | 122.0 | $ 0.4 | $ (0.1) | 122.0 | $ 0.1 | $ - ** |
| Interest rate swaps[1] | 6,765.3 | 44.2 | (325.1) | 7,130.0 | 131.7 | (565.7) |
| Foreign exchange swaps[1] | 287.3 | - | (52.9) | 287.3 | 14.3 | (30.3) |
| Credit default swaps[1] | 358.9 | 0.3 | (106.0) | 477.0 | 12.7 | (124.8) |
| Total return swaps[1] | 124.3 | - | (2.9) | - | - | - |
| Forwards[1] | 528.5 | 14.2 | - ** | 156.0 | 1.9 | - |
| Swaptions[1] | - | - | - | 1,667.5 | 3.4 | - |
| Futures[1] | 5,121.8 | 42.8 | (3.2) | 2,593.9 | 1.4 | (36.6) |
| Options[1] | 5,097.8 | 215.5 | (10.2) | 3,744.2 | 174.8 | (22.8) |
| Embedded derivatives: | | | | | | |
| Within securities[2] | N/A* | 47.8 | (9.4) | N/A* | 103.7 | (7.4) |
| Within retail annuity products[3] | N/A* | - | (1,001.1) | N/A* | - | (791.9) |
| Within reinsurance agreement[3] | N/A* | 38.7 | - | N/A* | - | - |
| Total | 18,405.9 | $ 403.9 | $ (1,510.9) | 16,177.9 | $ 444.0 | $ (1,579.5) |

\*      N/A - Not applicable.

\*\*     Less than $0.1.

[1]     The fair values of these derivatives are reported in Derivatives or Other liabilities on the Balance Sheets.

[2]     The fair values of embedded derivatives within securities are reported in Fixed maturities, available-for-sale, on the Balance Sheets with the underlying instrument.

[3]     The fair values of embedded derivatives within retail annuity products and reinsurance agreements are reported in Future policy benefits and claim reserves on the Balance Sheets.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2009 and 2008.

| | 2009 | 2008 |
|---|---:|---:|
| Interest rate swaps[1] | $ (135.6) | $ (388.3) |
| Foreign exchange swaps[1] | (33.2) | 30.2 |
| Credit default swaps[1] | (12.9) | (31.5) |
| Total return swaps[1] | (52.6) | - |
| Forwards[1] | 4.1 | 19.1 |
| Futures[1] | (1,951.6) | 200.9 |
| Swaptions[1] | (1.5) | (3.3) |
| Interest rate caps[1] | 0.2 | 2.5 |
| Options[1] | (66.3) | (277.1) |
| Embedded derivatives: | | |
|   Within securities[2] | (57.8) | 57.5 |
|   Within retail annuity products[2] | (66.3) | 186.9 |
|   Within reinsurance agreement[2] | 38.7 | - |
| Total | $ (2,334.8) | $ (203.1) |

[1] Changes in value are included in Net realized capital losses on the Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contractowners on the Statements of Operations.

*Credit Default Swaps*

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Balance Sheets and is reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2009, the fair value of credit default swaps of $0.3 and $106.0 was included in Derivatives and Other liabilities, respectively, on the Balance Sheets. At December 31, 2008, the fair value of credit default swaps of $12.7 and $124.8 was included in Derivatives and Other liabilities, respectively, on the Balance Sheets. As of December 31, 2009 and 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $122.9 and $143.3, respectively.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

*Variable Interest Entities*

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.9 at December 31, 2009 are included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Statements of Operations.

## 4. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2009, 2008, and 2007.

| | | |
|---|---:|---:|
| Balance at January 1, 2007 | $ | 2,669.9 |
| Deferrals of commissions and expenses | | 729.1 |
| Amortization: | | |
| Amortization | | (592.0) |
| Interest accrued at 5% to 6% | | 162.2 |
| Net amortization included in the Statements of Operations | | (429.8) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (56.0) |
| Implementation of ASC Topic 944-30 | | (4.8) |
| Balance at December 31, 2007 | | 2,908.4 |
| Deferrals of commissions and expenses | | 781.7 |
| Amortization: | | |
| Amortization | | (814.9) |
| Interest accrued at 4% to 5% | | 146.4 |
| Net amortization included in the Statements of Operations | | (668.5) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 1,098.2 |
| Effect of variable annuity guaranteed living benefits reinsurance | | 85.7 |
| Balance at December 31, 2008 | | 4,205.5 |
| Deferrals of commissions and expenses | | 411.7 |
| Amortization: | | |
| Amortization | | 171.7 |
| Interest accrued at 4% to 5% | | 191.3 |
| Net amortization included in the Statements of Operations | | 363.0 |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (1,262.2) |
| Balance at December 31, 2009 | $ | 3,718.0 |

The estimated amount of DAC amortization expense, net of interest, is $251.8, $291.8, $293.6, $337.3, and $413.7, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2009, 2008, and 2007.

| | | |
|---|---|---|
| Balance at January 1, 2007 | $ | 110.1 |
| Amortization: | | |
|   Amortization | | 16.8 |
|   Interest accrued at 4% to 6% | | 4.9 |
| Net amortization included in the Statements of Operations | | 21.7 |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (3.1) |
| Balance at December 31, 2007 | | 128.7 |
| Amortization: | | |
|   Amortization | | (18.7) |
|   Interest accrued at 3% to 5% | | 6.7 |
| Net amortization included in the Statements of Operations | | (12.0) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 78.4 |
| Balance at December 31, 2008 | | 195.1 |
| Amortization: | | |
|   Amortization | | (7.5) |
|   Interest accrued at 3% to 5% | | 6.7 |
| Net amortization included in the Statements of Operations | | (0.8) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (80.9) |
| Balance at December 31, 2009 | $ | 113.4 |

The estimated amount of VOBA amortization expense, net of interest, is $10.0, $10.6, $10.6, $10.2, and $9.4, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

*Analysis of DAC and VOBA - Annuity Products*

The Net amortization of DAC and VOBA decreased for the year ended December 31, 2009, driven by an increase in estimated future gross profits due to the improvement in equity markets in 2009 and lower gross profits in 2009 primarily related to higher realized losses.

The increase in Net amortization of DAC and VOBA in 2008 compared to 2007 was primarily due to unfavorable separate account performance during 2008 which caused a significant acceleration of variable annuity DAC amortization, as a result of lower projections of fee income. In addition, this unfavorable performance required the Company to adjust its future gross profit projections for variable annuity hedging costs and guaranteed benefit costs, which also increased amortization.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

During 2009, 2008, and 2007, the Company adjusted its projections for future gross profits due to actual experience in the year, adjusted its k-factor for the impact of current period gross profit variances, and revised and unlocked certain assumptions for its fixed and variable annuity products. These adjustments and their acceleration (deceleration) impact on Amortization of DAC and VOBA were as follows for the years ended December 31, 2009, 2008, and 2007.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Impact of separate account growth and contractowner withdrawal behavior different from assumptions | $ (324.1) | $ 491.8 | $ 1.3 |
| Impact of current year gross profit variances | 342.6 | 227.2 | - |
| Unlock of mortality, lapse, expense and mutual fund sharing assumptions | 88.9 | (40.1) | (43.6) |
| Impact of refinements of gross profit projections | (0.9) | 302.0 | 67.0 |
| Total unlocking effect on Amortization of DAC and VOBA | $ 106.5 | $ 980.9 | $ 24.7 |

## 5. Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of the State of Iowa Insurance Division (the "Division") for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations.

During 2009, the Company did not pay any dividends or return of capital distributions on its common stock to its Parent. During 2008, the Company paid its Parent a cash return of capital distribution in the amount of $900.0. During 2007, the Company did not pay any dividends or return of capital distributions on its common stock to its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $835.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING. During 2008, the Company received a $1.1 billion capital contribution from its Parent. During 2007, the Company received $150.0 in capital contributions from its Parent.

On February 19, 2010, the Company received a $239.0 capital contribution from its Parent. The contribution was comprised of proceeds from the sale of affiliated broker-dealers and the redistribution of currently existing capital within ING U.S. Insurance.

# ING USA Annuity and Life Insurance Company
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Division recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $(638.3), $(831.4), and $(40.1), for the years ended December 31, 2009, 2008, and 2007, respectively. Statutory capital and surplus was $1,486.1 and $1,872.7 as of December 31, 2009 and 2008, respectively. As specifically permitted by statutory accounting practices, statutory surplus as of December 31, 2009 includes the impact of a $239.0 capital contribution received by the Company from its immediate Parent on February 19, 2010. As permitted by statutory accounting practices, statutory surplus as of December 31, 2008 includes the impact of an $835.0 capital contribution received on February 24, 2009. In addition, as approved by the Division, statutory surplus as of December 31, 2008 reflects the acceptance as of December 31, 2008 of an $883.0 receivable from ING America Insurance Holdings, Inc. ("ING AIH") payable to Security Life of Denver International Limited ("SLDI") into the reinsurance trust established by SLDI for the benefit of the Company. SLDI is the reinsurer of certain reserves associated with variable annuity contracts underwritten by the Company. The reinsurance trust receivable was funded by a portion of a cash capital contribution of $1,217.0 made by ING AIH to SLDI on April 22, 2009. ING AIH is the indirect parent company of the Company and the immediate parent company of SLDI, and SLDI is an affiliate of the Company. Effective July 1, 2009, the Company and SLDI entered into an amended and restated reinsurance agreement. In accordance with the terms of the agreement, $3.2 billion of assets were transferred from SLDI to the Company.

The Division has the ability to ease certain reserving requirements at its discretion. Due to the reduction in liquidity and the limited availability of letters of credit confirming banks, the Department allowed the Company to accept unconfirmed letters of credit of up to $320.0 for reinsurance transactions. This allowed the Company to take the full reserve relief for reinsurance transactions with unconfirmed letters of credit. This reserve relief was available for the period from December 31, 2008 through January 1, 2010 and is not a permitted practice.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. The adoption of AG43 resulted in higher reserves than those calculated under previous standards by $151.2. Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Division to grade-in the impact of higher reserve over a three year period. The Company elected this grade-in provision, as allowed under AG43 and as approved by the Division, which allows the Company to reflect the impact of adoption of $151.2 over a three year period. The impact of the grade-in for the year ended December 31, 2009 was a $79.2 increase in reserves and a corresponding decrease in statutory surplus.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion of or all of the gross deferred tax assets will not be realized. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to total assets and capital and surplus of $85.6. This adoption had no impact on total liabilities or net income.

## 6. Additional Insurance Benefits and Minimum Guarantees

Under the requirements of ASC Topic 944, the Company calculates reserve liabilities for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

The following assumptions and methodology were used to determine the guaranteed minimum death benefits ("GMDB") additional reserve at December 31, 2009.

| Area | Assumptions/Basis for Assumptions |
|---|---|
| Data used | Based on 1000 and 100 investment performance scenarios for GMIB, LP/LPP & GMDB and AB/WB respectively. |
| Mean investment performance | 8.125% for GMIB, LP and LPP, 8.43% for GMDB. Zero rate curve + ING Bond spread for GMAB/WB. The bond spread varies between 0.4% and 1.1% based on term structure. |
| Volatility | 16.53% for GMIB, LP and LPP, 16.38% for GMDB. Blended 1 year implied forward volatilities for GMAB/WB. The forward volatilities range between 6.1% and 33.8% based on fund type. |
| Mortality | 1999 and prior issues - 75.0%, 75.0%, 75.0%, 80.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup, and combination rollup and ratchet, respectively. 2000 and later issues - 55.0%, 55.0%, 65.0%, 65.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup and combination rollup and ratchet, respectively. |
| Lapse rates | Vary by contract type and duration; range between 1.0% and 40.0%. |
| Discount rates | 5.5%, based on the portfolio earned rate of the general account. |

# ING USA Annuity and Life Insurance Company
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The assumptions used for calculating the additional guaranteed minimum income benefits ("GMIB") and Guaranteed Minimum Withdrawal for Life Benefit (LifePay "LP" and LifePay Plus "LPP") liabilities at December 31, 2009, are consistent with those used for the calculating the additional GMDB liability. In addition, the calculation of the GMIB, LP, and LPP liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed benefit reserves, reflecting the extent to which the benefit has a positive value as of the projection date.

The separate account liabilities subject to the requirements for additional reserve liabilities under ASC Topic 944 for minimum guaranteed benefits, and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2009 and 2008, and the paid and incurred amounts by type for the years ended December 31, 2009 and 2008, were as follows:

| | Guaranteed Minimum Death Benefit (GMDB) | Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB) | Guaranteed Minimum Income Benefit (GMIB) | Guaranteed Withdrawal For Life Benefit (LP/LPP) |
|---|---|---|---|---|
| Separate account liability at December 31, 2009 | $ 42,996.1 | $ 1,602.6 | $ 15,418.6 | $ 15,480.8 |
| Separate account liability at December 31, 2008 | $ 34,090.8 | $ 1,470.2 | $ 12,701.6 | $ 10,020.7 |
| | | | | |
| Additional liability balance: | | | | |
| Balance at January 1, 2008 | $ 209.4 | $ 11.2 | $ 132.2 | $ 5.9 |
| Incurred guaranteed benefits | 509.4 | 141.8 | (132.2) [1] | (5.9) [1] |
| Paid guaranteed benefits | (153.4) | - | - | - |
| Balance at December 31, 2008 | $ 565.4 | $ 153.0 | $ - | $ - |
| Incurred guaranteed benefits | 47.1 | (79.1) | - | - |
| Paid guaranteed benefits | (134.9) | - | - | - |
| Balance at December 31, 2009 | $ 477.6 | $ 73.9 | $ - | $ - |

[1] Amounts represent full reinsurance of ceded reserves for GMIBs and LP/LPPs.

The net amount at risk, net of reinsurance, and the weighted average attained age of contractowners by type of minimum guaranteed benefit, were as follows as of December 31, 2009 and 2008.

| | Guaranteed Minimum Death Benefit (GMDB) | Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB) | Guaranteed Minimum Income Benefit (GMIB) | Guaranteed Withdrawal For Life Benefit (LP/LPP) |
|---|---|---|---|---|
| **2009** | | | | |
| Net amount at risk, net of reinsurance | $ 9,108.7 | $ 104.9 | $ - | $ - |
| Weighted average attained age | 65 | 68 | - | - |
| **2008** | | | | |
| Net amount at risk, net of reinsurance | $ 15,035.8 | $ 310.0 | $ - | $ - |
| Weighted average attained age | 64 | 66 | - | - |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2009 and 2008 was $43.0 billion and $34.1 billion, respectively.

## 7.     Sales Inducements

During the year ended December 31, 2009, the Company capitalized and amortized $65.7 and $(222.5), respectively, of sales inducements. During the year ended December 31, 2008, the Company capitalized and amortized $106.9 and $229.7, respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized capital gains (losses) on available-for-sale securities, was $810.2 and $624.3 as of December 31, 2009 and 2008, respectively.

## 8.     Income Taxes

The Company files a consolidated federal income tax return with ING AIH, an affiliate, and certain other subsidiaries of ING AIH. The Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group, whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

Income tax expense (benefit) consisted of the following for the years ended December 31, 2009, 2008, and 2007.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Current tax (benefit) expense: | | | |
| Federal | $ (357.2) | $ (754.9) | $ 26.6 |
| Total | (357.2) | (754.9) | 26.6 |
| Deferred tax expense: | | | |
| Other federal deferred tax expense (benefit) | 220.7 | 509.7 | (28.2) |
| Total deferred tax expense (benefit) | 220.7 | 509.7 | (28.2) |
| Total income tax benefit | $ (136.5) | $ (245.2) | $ (1.6) |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons for the years ended December 31, 2009, 2008, and 2007.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| (Loss) income before income taxes and cumulative effect of change in accounting principle | $ (133.3) | $ (1,626.4) | $ 127.4 |
| Tax rate | 35.0% | 35.0% | 35.0% |
| Income tax (benefit) expense at federal statutory rate | $ (46.6) | $ (569.2) | $ 44.6 |
| Tax effect of: | | | |
| Dividend received deduction | (53.7) | (48.9) | (49.5) |
| Valuation allowance | (35.6) | 379.1 | - |
| Other | (0.6) | (6.2) | 3.3 |
| Income tax benefit | $ (136.5) | $ (245.2) | $ (1.6) |

### *Temporary Differences*

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2009 and 2008, are presented below.

| | 2009 | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Future policy benefits | $ 505.3 | $ 288.7 |
| Goodwill | 2.4 | 3.7 |
| Investments | 367.7 | 466.5 |
| Employee compensation and benefits | 39.7 | 36.7 |
| Unrealized losses | 125.1 | 700.7 |
| Other | 70.4 | 54.1 |
| Total gross assets before valuation allowance | 1,110.6 | 1,550.4 |
| Less: valuation allowance | (308.6) | (408.9) |
| Assets, net of valuation allowance | 802.0 | 1,141.5 |
| | | |
| Deferred tax liabilities: | | |
| Deferred policy acquisition cost | (1,445.4) | (1,137.9) |
| Value of purchased insurance in force | (39.3) | (39.2) |
| Other | (84.8) | (0.2) |
| Total gross liabilities | (1,569.5) | (1,177.3) |
| Net deferred income liability | $ (767.5) | $ (35.8) |

Net unrealized capital gains (losses) are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized.  As of December 31, 2009 and 2008, the Company had a tax valuation allowance of $197.5 and $374.0, respectively, related to realized capital losses.  The change from December 31, 2008 to December 31, 2009 consists of (a) $(35.6) related to realized capital losses which is included in Net income (loss) and (b) $(140.9) related to the adoption of new US GAAP guidance on impairments, as included in ASC Topic 320, which is reflected in Accumulated other comprehensive income (loss).  The tax valuation allowance recorded prior to adopting the new ASC Topic 320 guidance was reflected in Retained earnings.  Additionally, at December 31, 2009 and 2008, the Company had a tax valuation allowance of $106.0 and $29.8, respectively, which is included in Accumulated other comprehensive income (loss).  As of December 31, 2009, the tax valuation allowance on unrealized capital losses included $140.9, which was reclassified from beginning Retained earnings to Other comprehensive income (loss) under ASC Topic 320.  The Company also established a $5.1 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

*Tax Sharing Agreement*

The Company had a payable to ING AIH of $69.0 and a receivable from ING AIH of $321.1 at December 31, 2009 and 2008, respectively, for federal income taxes under the intercompany tax sharing agreement.

See Related Party Transactions footnote for more information.

*Unrecognized Tax Benefits*

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2009 and 2008 are as follows:

|  | 2009 | 2008 |
|---|---|---|
| Balance at January 1 | $ 64.9 | $ 66.4 |
| Additions for tax positions related to the current year | 9.1 | 7.8 |
| Additions for tax positions related to prior years | 3.2 | 0.7 |
| Reductions for tax positions related to prior years | (16.9) | (9.6) |
| Reductions for settlements with taxing authorities | - | (0.4) |
| Balance at December 31 | $ 60.3 | $ 64.9 |

The Company had $53.4 and $47.3 of unrecognized tax benefits as of December 31, 2009 and 2008, respectively, that would affect the Company's effective tax rate if recognized.

*Interest and Penalties*

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax benefit on the Balance Sheets and Statement of Operations, respectively.  The Company had accrued interest of $4.4 as of December 31, 2009 and 2008.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Tax Regulatory Matters*

The Company is currently under audit by the Internal Revenue Service ("IRS") for tax years 2002 and 2004 through 2009, and it is expected that the examination of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS examination it is reasonably possible that the unrecognized tax benefits will decrease by up to $7.6. The timing of the payment of the remaining allowance of $52.7 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2008 and 2009.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

9.     **Benefit Plans**

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was amended on July 1, 2008, related to the admission of employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter on the qualified status of the Retirement Plan. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $15.7, $10.8, and $13.0, for the years ended 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Statements of Operations.

*Defined Contribution Plan*

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $4.2, $5.6, and $4.9, for the years ended December 31, 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Statements of Operations.

*Stock Option and Share Plans*

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock and on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $4.5, $5.3, and $4.7, for the years ended December 31, 2009, 2008, and 2007, respectively.

For leo, the Company recognized minimal tax benefits in 2009, $0.7 in 2008, and $2.5 in 2007.

*Other Benefit Plans*

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of a previously accrued immaterial liability for any active employees age 50 or older. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2009, 2008, and 2007, were $1.1, $1.3, and $0.6, respectively.

10.     **Related Party Transactions**

*Operating Agreements*

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2009, 2008, and 2007, commissions were incurred in the amounts of $268.0, $603.8, and $553.8, respectively.
- Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration, and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $51.0, $85.9, and $78.0, respectively.
- Service agreement with DSL, in which the Company provides managerial and supervisory services to DSL and earns a fee that is calculated as a percentage of average assets in the Company's variable separate accounts deposited in ING Investors Trust. On August 9, 2007, the Company and DSL entered into an amendment to the service agreement effective July 31, 2007, which modifies the method for calculating the compensation owed to the Company for its provision of managerial and supervisory services to DSL. As a result of this amendment, DSL pays the Company the total net revenue DSL earns as investment advisor of ING Investors Trust ("IIT") which is attributable to the Company's deposits in IIT. For the years ended December 31, 2009, 2008, and 2007, revenue for these services was $123.2, $139.2, and $109.0, respectively.
- Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology, and finance and treasury services. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $77.1, $93.0, and $96.6, respectively.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting, and other services. For the years ended December 31, 2009, 2008, and 2007, expenses related to the agreements were incurred in the amount of $26.3, $21.6, and $19.0, respectively.
- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate, and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2009, 2008, and 2007, revenue related to the agreement was $3.1, $6.5, and $6.3, respectively.
- ING Advisors Network, a group of broker-dealers formerly affiliated with the Company, distributes the Company's annuity products. For the years ended December 31, 2009, 2008, and 2007, ING Advisors Network sold new contracts of $442.2, $1,411.3, and $1,429.3, respectively. Certain of these affiliated broker-dealers were sold to Lightyear Capital LLC effective February 1, 2010.
- Services agreement between the Company, Security Life of Denver Insurance Company ("SLD"), an affiliate, and IIM whereby IIM provides administrative, management, professional, advisory, consulting and other services to the Company and SLD with respect to its Financial Products unit. For the years ended December 31, 2009, 2008, and 2007, the Company incurred expenses of $7.6, $8.9, and $1.3, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

***Reinsurance Agreements***

Reinsurance Ceded

*Guaranteed Living Benefit Reinsurance Agreement*

The Company entered into an automatic reinsurance agreement with its affiliate, Security Life of Denver International Limited ("SLDI"), dated June 30, 2008, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000. Effective July 1, 2009, the Company and SLDI entered into an amended and restated reinsurance agreement to change the reinsurance basis of the existing automatic reinsurance agreement dated June 30, 2008 between the Company and SLDI from coinsurance to a combined coinsurance and coinsurance funds withheld basis. To effectuate this transaction, assets with a market value of $3.2 billion were transferred effective July 31, 2009 from SLDI to the Company, and the Company deposited those assets into a trust account. As of December 31, 2009, assets totaling $3.2 billion were on deposit in the trust account. Since December 31, 2009, no additional funds have been contributed to the trust. The Company also established a corresponding funds withheld liability to SLDI, which is included in Other liabilities on the Balance Sheets.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

On July 1, 2009, the Company and SLDI also entered into an asset management services agreement pursuant to which SLDI will serve as asset manager for the funds withheld account established under the amended and restated reinsurance agreement, and SLDI will in turn retain its affiliate, ING Investment Management LLC as subadviser with respect to the funds withheld account assets.

At December 31, 2009 and 2008, the value of reserves ceded by the Company under this agreement was $878.6 and $732.3, respectively. In addition, a deferred loss on the transaction in the amount of $372.8 and $353.8 at December 31, 2009 and 2008, respectively, is presented in Other assets on the Balance Sheets and is amortized over the period of benefit.

Effective June 30, 2008, ING USA also entered into a services agreement with SLDI pursuant to which ING USA will provide certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the Covered Benefits reinsured by SLDI under the combined coinsurance and coinsurance funds withheld reinsurance agreement. For the years ended December 31, 2009 and 2008, revenue related to the agreement was $10.5 and $4.9, respectively.

*Coinsurance Agreements*

Effective May 1, 2005, ING USA entered into a coinsurance agreement with its affiliate, SLD. Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by ING USA between January 1, 2001 and December 31, 2003. In addition, ING USA assigned to SLD all future premiums received by ING USA attributable to the ceded contracts.

Under the terms of the agreement, ING USA ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company.

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. The receivable will be adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $20.8, $19.9, and $21.2 for the years ended December 31, 2009, 2008, and 2007, respectively, which is included in Other expenses in the Statements of Operations.

In addition, the Company entered into a 100% coinsurance agreement with SLD dated January 1, 2000, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2009 and 2008, the value of reserves ceded by the Company under this agreement was $17.8 and $17.2, respectively.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company is a party to a Facultative Coinsurance Agreement with its affiliate, SLD, effective August 20, 1999. Under the terms of this agreement, the Company facultatively cedes to Security Life, from time to time, certain GICs on a 100% coinsurance basis. The value of GIC reserves ceded by the Company under this agreement was $47.5 and $2.5 billion at December 31, 2009 and 2008, respectively. The decline in GIC reserves ceded is primarily due to the maturity of $1.9 billion ceded funding agreements issued to ING USA Global Funding Trusts. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business, which is facilitated by the fact that SLD is also a major GIC issuer. Senior management of the Company has established a current maximum of $4.0 billion for GIC reserves ceded under this agreement.

*Monthly Renewable Term Agreement*

The Company entered into a monthly renewable term ("MRT") reinsurance agreement with Canada Life Assurance Company ("Canada Life"), an unaffiliated Canadian insurance company, effective June 30, 2009. Under the terms of the agreement, the Company ceded 90% of its net retained in-force block of group term life business and any new group term life business reinsured from ReliaStar Life Insurance Company ("RLI"), an affiliate, to Canada Life.

Reinsurance Assumed

*Yearly Renewable Term Agreements*

Effective December 1 and December 31, 2008, respectively, ING USA entered into two yearly renewable term reinsurance agreements with its affiliate, RLI, for an indefinite duration. Under the terms of the agreements, ING USA assumed 100% of RLI's mortality risk associated with the net amount at risk under specific life insurance policies, including:

- Individual life policies issued by RLI and previously assumed by RLI from ReliaStar Life Insurance Company of New York ("RLNY"), with policy dates prior to January 1, 2000, including certain term life, universal life, variable universal life, and whole life, insurance policies.
- In force individual life policies issued by RLI, where premiums are paid on the insured's behalf through payroll deduction and which were marketed by employee benefit brokers.

ING USA received initial consideration of $3.9 from RLI. Thereafter, the Company receives monthly premiums, net of benefit payments, based on premium rates set forth in the respective agreements. As such, there is no unearned reinsurance premium.

As of December 31, 2009 and 2008, the value of the reserves assumed by the Company under these agreements was $3.0 and $5.0, respectively.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

*Coinsurance Funds Withheld Agreement*

Effective December 31, 2008, ING USA entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, ING USA assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by ING USA. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to ING USA as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, ING USA will receive or pay a net settlement.

As of December 31, 2009 and 2008, the value of the reserves assumed by the Company under these agreements was $487.7 and $219.9, respectively.

*Funds Withheld Agreement*

Effective December 31, 2008, ING USA entered into a funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreements, ING USA assumed 100% quota share of RLI's net retained liability under assumed group life reinsurance in-force.

The initial premium of $60.0 was equal to the net Statutory reserve assumed by ING USA. Thereafter, premiums are equal to the total earned reinsurance premiums collected by RLI, less a ceding commission. RLI will retain all reinsurance premiums payable to ING USA as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, ING USA will receive or pay a net settlement. In addition, ING USA is required to provide RLI reserve credit in the excess of the funds withheld for reinsurance by providing a cash deposit or letter of credit.

As of December 31, 2009 and 2008, the value of the reserves assumed by the Company under this agreement was $58.2 and $60.0, respectively. Effective January 1, 2010, the Company terminated this agreement due to the sale of ING's U.S. Group Reinsurance business to Reinsurance Group of America ("RGA").

*Financing Agreements*

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ING USA borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under this agreement, the Company incurred interest expense of $0.4, $1.3, and $3.5, for the years ended December 31, 2009, 2008, and 2007, respectively. The Company earned interest income of $1.7, $2.8, and $6.7, for the years ended December 31, 2009, 2008, and 2007, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. At December 31, 2009, the Company had an outstanding receivable of $545.5 with ING AIH under the reciprocal loan agreement. At December 31, 2008, the Company had no amounts outstanding with ING AIH under the reciprocal loan agreement.

*Notes with Affiliates*

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contractowners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of ING USA. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8, for each of the years ended December 31, 2009, 2008, and 2007, respectively.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, RLI, and SLDI, in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest expense was $25.4 for each of the years ended December 31, 2009, 2008, and 2007, respectively.

*Funding Agreement*

On August 10, 2007, the Company issued an extendable funding agreement to its parent, Lion, upon receipt of a single deposit in the amount of $500.0. To fund the purchase of the funding agreement, Lion issued a promissory note to its indirect parent company, ING Verzekeringen N.V. ("ING V"), which has been guaranteed by Lion's immediate parent, ING AIH.

Under the terms of the funding agreement, the Company will pay Lion interest quarterly at the credited interest rate until maturity, and on the maturity date, the Company will pay Lion the single deposit and any accrued and unpaid interest. The credited interest rate shall be the three-month LIBOR, plus 0.05%, and shall be reset quarterly. The maturity date of the funding agreement shall be August 10, 2011, or such later date to which the maturity date may be extended; provided, however, that the maturity date may not be extended beyond August 10, 2012.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### Proprietary Alpha Fund

The ING Proprietary Alpha Fund, LLC ("PAF") is a multi-strategy investment fund established in 2007 as a U.S. domiciled limited liability company managed by ING Alternative Asset Management LLC ("IAAM"), an affiliate.  The investment strategies within PAF include both long and short exposures to various investments and utilize various fixed income, equity, and derivative financial instruments.  In September 2007, ING USA invested $125.0 into PAF.  The value of the Company's investment in PAF was $13.7 and $22.6 at December 31, 209 and 2008, respectively.

As of December 31, 2008, the Company recognized approximately $40.2 in losses related to financial instruments held by the PAF in the Lehman Liquidity Fund in response to the bankruptcy proceedings of Lehman Brothers, Inc. ("Lehman").

### ING Multi-Strategy Opportunity Fund

On September 30, 2008, the Company's affiliate, SLDI transferred 51.9% of its interest in the ING Multi-Strategy Opportunity Fund (the "Fund") to the Company for a purchase price of $68.9. At December 31, 2009, the Company had no investments in the various series of the ING Multi-Strategy Opportunity Fund Series LLC as these investments were sold during 2009. At December 31, 2008, the Company had an investment in the various series of the ING Multi-Strategy Opportunity Fund Series LLC that totaled $66.8, which was included in Limited partnerships/corporations on the Balance Sheets.

### Tax Sharing Agreements

Effective January 1, 2005, the Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group.  Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

The Company has entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement.  The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

### Derivatives

As of December 31, 2009 and 2008, the Company had call options with a notional amount of $260.0 and $162.3, respectively, and market value of $12.1 and $8.6, respectively, with ING Bank, an affiliate.  Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 11. Financing Agreements

The Company maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY").  Interest on any of the Company borrowing accrues at an annual rate equal to a rate quoted by BONY to the Company for the borrowing.  Under this agreement, the Company did not incur any interest expense for the year ended December 31, 2009 and 2008.  The Company incurred minimal interest expense for the year ended December 31, 2007.  At December 31, 2009 and 2008, the Company had no amounts outstanding under the revolving note facility.

Also see Financing Agreements in the Related Party Transactions footnote.

## 12. Reinsurance

At December 31, 2009, the Company had reinsurance treaties with 15 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, SLD and SLDI, related to GICs, fixed annuities, and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, RLI, related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks was $186.4 billion and $633.1 at December 31, 2009 and 2008, respectively. The increase in reinsurance ceded in 2009 is primarily due to the MRT reinsurance agreement entered into June 30, 2009.  Deposits and reinsurance recoverable were comprised of the following at December 31, 2009 and 2008.

|  | 2009 | | 2008 |
|---|---|---|---|
| Claims recoverable from reinsurers | $ | 9.3 | $ | 24.6 |
| Receivable for reinsurance premiums | | - | | 0.5 |
| Reinsured amounts due to reinsurers | | (26.1) | | (33.8) |
| Reinsurance reserves ceded | | 1,068.9 | | 3,384.8 |
| Deposits | | 1,752.0 | | 1,947.0 |
| Other | | 545.9 | | 26.2 |
| Total | $ | 3,350.0 | $ | 5,349.3 |

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Deposits (assumed) ceded under reinsurance | $ (2,034.2) | $ 1,632.0 | $ 1,309.1 |
| Premiums ceded under reinsurance | 94.4 | 2.1 | 2.4 |
| Reinsurance recoveries | 9.1 | 1,212.6 | 1,723.2 |

Also see Reinsurance Agreements in the Related Party Transactions footnote.

## 13. Commitments and Contingent Liabilities

### *Leases*

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2009, 2008, and 2007, rent expense for leases was $8.3, $8.7, and $7.9, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2009 through 2013 are estimated to be $6.6, $5.3, $5.3, $5.3, and $5.3, respectively, and $13.6, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

### *Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $354.6, of which $193.0 was with related parties. At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $421.4, of which $207.2 was with related parties. During 2009 and 2008, $19.5 and $176.2, respectively, was funded to related parties under these commitments.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### *Collateral*

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2009 and 2008, the Company held $32.1 and $17.6, respectively, of cash collateral, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held on the Balance Sheets. In addition, as of December 31, 2009 and 2008, the Company delivered collateral of $574.6 and $480.4, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Balance Sheets.

### *Litigation*

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

### *Other Regulatory Matters*

#### *Regulatory Matters*

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

#### *Insurance and Retirement Plan Products and Other Regulatory Matters*

Federal and state regulators, and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); product administrative issues; and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.  In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

*Investment Product Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products.  This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed.  The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability.  It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

## 14.    Restructuring Charges

*2008 Expense Reductions*

During the fourth quarter of 2008, the Company implemented an expense reduction program for the purpose of streamlining its overall operations.  The restructuring charges related to this expense reduction initiative include severance and other employee benefits and lease abandonment costs, which are included in Operating expenses on the Statements of Operations.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table illustrates the restructuring reserves and charges for the years ended December 31, 2009 and 2008.

|  | 2009 | 2008 |
|---|---|---|
| Restructuring reserve beginning balance | $ 2.5 | $ - |
| Restructuring charges: | | |
|   Employee severance and termination benefits[1] | 11.6 | 3.3 |
|   Future rent on non-cancelable leases[2] | - | 0.4 |
|   Total restructuring charges | 11.6 | 3.7 |
| Intercompany charges and payments[3] | 0.8 | (0.5) |
| Payments applied against reserve[4] | (11.2) | (0.7) |
| Restructuring reserve at December 31 | $ 3.7 | $ 2.5 |

[1] Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2] Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009 for the 2008 allowances.

[3] Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

[4] Amounts represent payments to employees of the Company.

*2009 Expense and Staff Reductions*

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 114 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits occurred during the first quarter of 2009, which resulted in the recognition of an immaterial loss related to unrecognized prior service costs.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 15. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive loss as of December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net unrealized capital (losses) gains: |  |  |  |
| Fixed maturities, available-for-sale, including OTTI of $(100.1) and $(402.5) of cumulative effect of change in accounting principle in 2009 | $ (554.7) | $ (3,234.0) | $ (122.3) |
| Equity securities, available-for-sale | 3.5 | (3.7) | (5.5) |
| DAC/VOBA adjustment on available-for-sale securities, including $139.1 of cumulative effect of change in accounting principle in 2009 | (64.3) | 1,139.7 | (36.9) |
| Sales inducements adjustment on available-for-sale securities | (0.1) | 102.2 | 0.5 |
| Other investments | (5.3) | (6.2) | (6.4) |
| Unrealized capital losses, before tax | (620.9) | (2,002.0) | (170.6) |
| Deferred income tax asset (includes $92.3 cumulative effect of change in accounting principle in 2009) | 217.3 | 700.7 | 59.7 |
| Deferred tax asset valuation allowance (includes $(140.9) cumulative effect of change in accounting principle in 2009) | (106.0) | (29.8) | (46.9) |
| Net unrealized capital (losses) gains | (509.6) | (1,331.1) | (157.8) |
| Pension liability, net of tax | (3.2) | (2.6) | (2.9) |
| Accumulated other comprehensive loss | $ (512.8) | $ (1,333.7) | $ (160.7) |

On April 1, 2009, the Company adopted new US GAAP guidance on impairments, included in ASC Topic 320. As prescribed by this accounting guidance, noncredit impairments, reflecting the portion of the impairment between the present value of future cash flows and fair value, were recognized in Other comprehensive loss. As of December 31, 2009, net unrealized capital gains (losses) on available-for-sale fixed maturities included $100.1 of noncredit impairments. In addition, a cumulative transfer of noncredit impairments of $(312.0), after considering the effects of DAC of $139.1 and income taxes of $(48.6), was made from beginning retained earnings to Accumulated other comprehensive income (loss) as of April 1, 2009.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ 2,679.3 | $ (3,111.7) | $ (93.4) |
| Equity securities, available-for-sale | 7.2 | 1.8 | (7.0) |
| DAC/VOBA adjustment on available-for-sale securities | (1,204.0) | 1,176.6 | (58.0) |
| Sales inducements adjustment on available-for-sale securities | (102.3) | 101.7 | (0.5) |
| Other investments | 0.9 | 0.2 | 0.2 |
| Unrealized capital gains (losses), before tax | 1,381.1 | (1,831.4) | (158.7) |
| Deferred income tax (liability) asset | (483.4) | 641.0 | 55.9 |
| Net change in unrealized capital (losses) gains | $ 897.7 | $ (1,190.4) | $ (102.8) |

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive loss, reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2009, 2008, and 2007.

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net unrealized capital holding (losses) gains arising during the year[1] | $ 717.7 | $ (1,877.2) | $ (210.5) |
| Less: reclassification adjustment for (losses) gains and other items included in Net (loss) income[2] | (180.0) | (686.8) | (107.7) |
| Net change in unrealized capital (losses) gains on securities | $ 897.7 | $ (1,190.4) | $ (102.8) |

[1] Pretax unrealized capital holding gains (losses) arising during the year were $1,104.1, $(2,888.0), and $(324.9), for the years ended December 31, 2009, 2008, and 2007, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net (loss) income were $(277.0), $(1,056.6), and $(166.2), for the years ended December 31, 2009, 2008, and 2007, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are determined by specific identification of each security sold or impaired during the period.

**ING USA Annuity and Life Insurance Company**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of noncredit impairments on fixed maturities recognized in Other comprehensive loss as of the dates indicated.

| | 2009 |
|---|---|
| Balance at April 1, 2009[1] | $ - |
| Additional noncredit impairments: | |
| On securities not previously impaired | 133.7 |
| On securities previously impaired | 0.5 |
| Reductions: | |
| Securities sold, matured, prepaid or paid down[2] | (17.9) |
| Securities with additional credit impairments[2] | (16.2) |
| Balance at December 31, 2009 | $ 100.1 |

[1] New guidance on recognition and presentation of OTTI, included in ASC Topic 320, was adopted April 1, 2009.

[2] Represents realization of noncredit impairments to Net income (loss).

FINANCIAL STATEMENTS
**ING USA Annuity and Life Insurance Company**
**Separate Account B**
*Year ended December 31, 2009*
*with Report of Independent Registered Public Accounting Firm*

This page intentionally left blank.

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Financial Statements**
**Year ended December 31, 2009**

# Contents

This page intentionally left blank.

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting ING USA Annuity and Life Insurance Company Separate Account B (the "Account") as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Federal Securities Fund, Variable Series - Class A
  Columbia Large Cap Growth Fund, Variable Series - Class A
  Columbia Small Cap Value Fund, Variable Series - Class B
  Columbia Small Company Growth Fund, Variable Series - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class
  ING American Funds Asset Allocation Portfolio
  ING American Funds Bond Portfolio
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio - Service Class
  ING Artio Foreign Portfolio - Service Class
  ING Artio Foreign Portfolio - Service 2 Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Global Real Estate Portfolio - Service 2 Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service 2 Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service 2 Class
  ING Focus 5 Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class
  ING Growth and Income Portfolio II - Service Class
  ING Growth and Income Portfolio II - Service 2 Class
  ING Index Plus International Equity Portfolio - Service Class
  ING Index Plus International Equity Portfolio - Service 2 Class
  ING International Growth Opportunities Portfolio - Service Class
  ING International Growth Opportunities Portfolio - Service 2 Class
  ING Janus Contrarian Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Service 2 Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service 2 Class
  ING LifeStyle Conservative Portfolio - Service Class
  ING LifeStyle Conservative Portfolio - Service 2 Class
  ING LifeStyle Growth Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service 2 Class
  ING LifeStyle Moderate Growth Portfolio - Service Class
  ING LifeStyle Moderate Growth Portfolio - Service 2 Class
  ING LifeStyle Moderate Portfolio - Service Class
  ING LifeStyle Moderate Portfolio - Service 2 Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class

ING Investors Trust (continued):
  ING Liquid Assets Portfolio - Service 2 Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Service 2 Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING Marsico International Opportunities Portfolio - Service
    Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING MFS Utilities Portfolio - Service Class
  ING Multi-Manager International Small Cap Portfolio - Class S
  ING Oppenheimer Active Allocation Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING Oppenheimer Main Street Portfolio® - Service 2 Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service 2 Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service
    Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service 2
    Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service 2 Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Service 2 Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service 2 Class
  ING Van Kampen Global Tactical Asset Allocation Portfolio -
    Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service 2 Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service 2
    Class
ING Mutual Funds:
  ING Diversified International Fund - Class R
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio -
    Service Class
  ING American Century Small-Mid Cap Value Portfolio - Service
    Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service
    Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class S
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class S
  ING Dow Jones Euro STOXX 50 Index Portfolio - Class A
  ING FTSE 100 Index Portfolio - Class A
  ING Global Equity Option Portfolio - Class S
  ING Hang Seng Index Portfolio - Class S
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Japan Equity Index Portfolio - Class A
  ING Opportunistic Large Cap Growth Portfolio - Class S
  ING Opportunistic Large Cap Portfolio - Class S
  ING Russell™ Global Large Cap Index 75% Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree℠ Global High-Yielding Equity Index
    Portfolio - Class S

ING Variable Products Trust:
   ING International Value Portfolio - Class S
   ING MidCap Opportunities Portfolio - Class S
   ING SmallCap Opportunities Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
   Legg Mason ClearBridge Variable Investors Portfolio
   Legg Mason Global Currents Variable International All Cap
     Opportunity Portfolio
Legg Mason Partners Variable Income Trust:
   Legg Mason Western Asset Variable High Income Portfolio
   Legg Mason Western Asset Variable Money Market Portfolio
Oppenheimer Variable Account Funds:
   Oppenheimer Main Street Small Cap Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class II
   Pioneer Small Cap Value VCT Portfolio - Class II

ProFunds:
   ProFund VP Bull
   ProFund VP Europe 30
   ProFund VP Rising Rates Opportunity
Wells Fargo Funds Trust:
   Wells Fargo Advantage Asset Allocation Fund
   Wells Fargo Advantage C&B Large Cap Value Fund
   Wells Fargo Advantage Equity Income Fund
   Wells Fargo Advantage Large Company Growth Fund
   Wells Fargo Advantage Money Market Fund
   Wells Fargo Advantage Small Cap Growth Fund
   Wells Fargo Advantage Total Return Bond Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2009, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING USA Annuity and Life Insurance Company Separate Account B at December 31, 2009, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 9, 2010

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | AIM V.I. Leisure Fund - Series I Shares | BlackRock Global Allocation V.I. Fund - Class III | Columbia Asset Allocation Fund, Variable Series - Class A | Columbia Federal Securities Fund, Variable Series - Class A | Columbia Large Cap Growth Fund, Variable Series - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
|   at fair value | $ 20,125 | $ 975,691 | $ 308 | $ 22 | $ 331 |
| Total assets | 20,125 | 975,691 | 308 | 22 | 331 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 4 | 86 | - | - | - |
| Total liabilities | 4 | 86 | - | - | - |
| Net assets | $ 20,121 | $ 975,605 | $ 308 | $ 22 | $ 331 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 20,121 | $ 975,605 | $ 308 | $ 22 | $ 331 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 20,121 | $ 975,605 | $ 308 | $ 22 | $ 331 |
| | | | | | |
| Total number of mutual fund shares | 3,072,463 | 72,704,284 | 27,782 | 2,183 | 13,255 |
| | | | | | |
| Cost of mutual fund shares | $ 29,319 | $ 876,339 | $ 384 | $ 22 | $ 319 |

*The accompanying notes are an integral part of these financial statements.*

4

**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | Columbia Small Cap Value Fund, Variable Series - Class B | Columbia Small Company Growth Fund, Variable Series - Class A | Fidelity® VIP Equity-Income Portfolio - Service Class 2 | Fidelity® VIP Contrafund® Portfolio - Service Class 2 | Franklin Small Cap Value Securities Fund - Class 2 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 150,097 | $ 25 | $ 183,283 | $ 795,775 | $ 12,116 |
| Total assets | 150,097 | 25 | 183,283 | 795,775 | 12,116 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 31 | - | 29 | 92 | 1 |
| Total liabilities | 31 | - | 29 | 92 | 1 |
| Net assets | $ 150,066 | $ 25 | $ 183,254 | $ 795,683 | $ 12,115 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 150,066 | $ 25 | $ 183,254 | $ 795,683 | $ 12,115 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 150,066 | $ 25 | $ 183,254 | $ 795,683 | $ 12,115 |
| | | | | | |
| Total number of mutual fund shares | 10,736,565 | 2,618 | 11,061,137 | 39,220,048 | 948,798 |
| | | | | | |
| Cost of mutual fund shares | $ 184,980 | $ 30 | $ 267,379 | $ 1,050,736 | $ 13,791 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Balanced Portfolio - Class S | ING Intermediate Bond Portfolio - Class S | ING American Funds Asset Allocation Portfolio | ING American Funds Bond Portfolio | ING American Funds Growth Portfolio |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 6,900 | $ 1,241,466 | $ 306,235 | $ 484,422 | $ 2,104,719 |
| Total assets | 6,900 | 1,241,466 | 306,235 | 484,422 | 2,104,719 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | 154 | 27 | 45 | 272 |
| Total liabilities | 1 | 154 | 27 | 45 | 272 |
| Net assets | $ 6,899 | $ 1,241,312 | $ 306,208 | $ 484,377 | $ 2,104,447 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6,899 | $ 1,241,312 | $ 306,208 | $ 484,377 | $ 2,104,447 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 6,899 | $ 1,241,312 | $ 306,208 | $ 484,377 | $ 2,104,447 |
| | | | | | |
| Total number of mutual fund shares | 665,998 | 107,766,117 | 34,878,666 | 49,531,887 | 49,061,050 |
| | | | | | |
| Cost of mutual fund shares | $ 8,579 | $ 1,354,988 | $ 274,661 | $ 465,400 | $ 2,503,105 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING American Funds Growth-Income Portfolio | ING American Funds International Portfolio | ING American Funds World Allocation Portfolio - Service Class | ING Artio Foreign Portfolio - Service Class | ING Artio Foreign Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,376,562 | $ 1,387,462 | $ 102,089 | $ 601,745 | $ 46,743 |
| Total assets | 1,376,562 | 1,387,462 | 102,089 | 601,745 | 46,743 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 173 | 167 | 10 | 89 | 6 |
| Total liabilities | 173 | 167 | 10 | 89 | 6 |
| Net assets | $ 1,376,389 | $ 1,387,295 | $ 102,079 | $ 601,656 | $ 46,737 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,376,389 | $ 1,387,295 | $ 102,079 | $ 601,656 | $ 46,737 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,376,389 | $ 1,387,295 | $ 102,079 | $ 601,656 | $ 46,737 |
| | | | | | |
| Total number of mutual fund shares | 44,941,642 | 87,426,696 | 9,496,648 | 55,665,626 | 4,344,159 |
| | | | | | |
| Cost of mutual fund shares | $ 1,624,898 | $ 1,620,777 | $ 87,437 | $ 809,234 | $ 58,192 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

|  | ING BlackRock Inflation Protected Bond Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 159,413 | $ 148 | $ 130,186 | $ 25,196 | $ 2,189 |
| Total assets | 159,413 | 148 | 130,186 | 25,196 | 2,189 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 12 | - | 21 | 4 | - |
| Total liabilities | 12 | - | 21 | 4 | - |
| Net assets | $ 159,401 | $ 148 | $ 130,165 | $ 25,192 | $ 2,189 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 159,401 | $ 148 | $ 130,165 | $ 25,192 | $ 2,189 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 159,401 | $ 148 | $ 130,165 | $ 25,192 | $ 2,189 |
| | | | | | |
| Total number of mutual fund shares | 15,690,208 | 17,088 | 15,085,232 | 2,613,689 | 228,251 |
| | | | | | |
| Cost of mutual fund shares | $ 156,790 | $ 206 | $ 142,493 | $ 34,397 | $ 2,893 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Clarion Global Real Estate Portfolio - Service Class | | ING Clarion Global Real Estate Portfolio - Service 2 Class | | ING Clarion Real Estate Portfolio - Service Class | | ING Clarion Real Estate Portfolio - Service 2 Class | | ING Evergreen Health Sciences Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 151,054 | $ | 2,299 | $ | 307,293 | $ | 18,839 | $ | 179,844 |
| Total assets | | 151,054 | | 2,299 | | 307,293 | | 18,839 | | 179,844 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | 18 | | - | | 67 | | 3 | | 28 |
| Total liabilities | | 18 | | - | | 67 | | 3 | | 28 |
| Net assets | $ | 151,036 | $ | 2,299 | $ | 307,226 | $ | 18,836 | $ | 179,816 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 151,036 | $ | 2,299 | $ | 307,215 | $ | 18,836 | $ | 179,816 |
| Contracts in payout (annuitization) | | - | | - | | 11 | | - | | - |
| Total net assets | $ | 151,036 | $ | 2,299 | $ | 307,226 | $ | 18,836 | $ | 179,816 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 16,383,250 | | 248,232 | | 17,312,274 | | 1,065,575 | | 17,477,523 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 176,303 | $ | 2,854 | $ | 475,361 | $ | 27,673 | $ | 190,548 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Evergreen Omega Portfolio - Service Class | ING Evergreen Omega Portfolio - Service 2 Class | ING FMR℠ Diversified Mid Cap Portfolio - Service Class | ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class | ING Focus 5 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 93,446 | $ 879 | $ 766,152 | $ 32,441 | $ 154,328 |
| Total assets | 93,446 | 879 | 766,152 | 32,441 | 154,328 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 10 | - | 146 | 5 | 17 |
| Total liabilities | 10 | - | 146 | 5 | 17 |
| Net assets | $ 93,436 | $ 879 | $ 766,006 | $ 32,436 | $ 154,311 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 93,436 | $ 879 | $ 766,002 | $ 32,436 | $ 154,311 |
| Contracts in payout (annuitization) | - | - | 4 | - | - |
| Total net assets | $ 93,436 | $ 879 | $ 766,006 | $ 32,436 | $ 154,311 |
| | | | | | |
| Total number of mutual fund shares | 8,097,589 | 76,331 | 64,654,137 | 2,746,895 | 21,921,546 |
| | | | | | |
| Cost of mutual fund shares | $ 77,137 | $ 835 | $ 878,487 | $ 36,648 | $ 184,557 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Franklin Income Portfolio - Service Class | | ING Franklin Income Portfolio - Service 2 Class | | ING Franklin Mutual Shares Portfolio - Service Class | | ING Franklin Templeton Founding Strategy Portfolio - Service Class | | ING Global Resources Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 431,703 | $ | 7,858 | $ | 187,560 | $ | 849,983 | $ | 692,165 |
| Total assets | | 431,703 | | 7,858 | | 187,560 | | 849,983 | | 692,165 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | 50 | | 1 | | 21 | | 92 | | 104 |
| Total liabilities | | 50 | | 1 | | 21 | | 92 | | 104 |
| Net assets | $ | 431,653 | $ | 7,857 | $ | 187,539 | $ | 849,891 | $ | 692,061 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 431,653 | $ | 7,857 | $ | 187,539 | $ | 849,891 | $ | 692,040 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | 21 |
| Total net assets | $ | 431,653 | $ | 7,857 | $ | 187,539 | $ | 849,891 | $ | 692,061 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 46,023,731 | | 839,568 | | 25,906,027 | | 109,533,888 | | 38,755,045 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 464,493 | $ | 7,974 | $ | 218,233 | $ | 963,629 | $ | 852,307 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

|  | ING Global Resources Portfolio - Service 2 Class | ING Janus Contrarian Portfolio - Service Class | ING Janus Contrarian Portfolio - Service 2 Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 28,493 | $ 460,353 | $ 21,859 | $ 692,548 | $ 33,340 |
| Total assets | 28,493 | 460,353 | 21,859 | 692,548 | 33,340 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 4 | 80 | 3 | 101 | 4 |
| Total liabilities | 4 | 80 | 3 | 101 | 4 |
| Net assets | $ 28,489 | $ 460,273 | $ 21,856 | $ 692,447 | $ 33,336 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 28,489 | $ 460,273 | $ 21,856 | $ 692,443 | $ 33,336 |
| Contracts in payout (annuitization) | - | - | - | 4 | - |
| Total net assets | $ 28,489 | $ 460,273 | $ 21,856 | $ 692,447 | $ 33,336 |
| | | | | | |
| Total number of mutual fund shares | 1,606,169 | 43,470,500 | 2,077,838 | 34,065,343 | 1,651,306 |
| | | | | | |
| Cost of mutual fund shares | $ 34,618 | $ 657,804 | $ 32,476 | $ 666,216 | $ 27,733 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Service Class | ING Liquid Assets Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 153,544 | $ 34,231 | $ 113,773 | $ 1,495,189 | $ 32,322 |
| Total assets | 153,544 | 34,231 | 113,773 | 1,495,189 | 32,322 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 21 | 5 | 25 | 225 | 4 |
| Total liabilities | 21 | 5 | 25 | 225 | 4 |
| Net assets | $ 153,523 | $ 34,226 | $ 113,748 | $ 1,494,964 | $ 32,318 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 153,523 | $ 34,226 | $ 113,730 | $ 1,494,952 | $ 32,318 |
| Contracts in payout (annuitization) | - | - | 18 | 12 | - |
| Total net assets | $ 153,523 | $ 34,226 | $ 113,748 | $ 1,494,964 | $ 32,318 |
| | | | | | |
| Total number of mutual fund shares | 14,763,855 | 3,320,179 | 10,918,682 | 1,495,188,676 | 32,322,214 |
| | | | | | |
| Cost of mutual fund shares | $ 189,219 | $ 41,363 | $ 121,128 | $ 1,495,189 | $ 32,322 |

*The accompanying notes are an integral part of these financial statements.*

13

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Lord Abbett Affiliated Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Service 2 Class | ING Marsico Growth Portfolio - Service Class | ING Marsico Growth Portfolio - Service 2 Class | ING Marsico International Opportunities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 57,713 | $ 1,991 | $ 460,554 | $ 17,482 | $ 175,890 |
| Total assets | 57,713 | 1,991 | 460,554 | 17,482 | 175,890 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 12 | - | 117 | 2 | 24 |
| Total liabilities | 12 | - | 117 | 2 | 24 |
| Net assets | $ 57,701 | $ 1,991 | $ 460,437 | $ 17,480 | $ 175,866 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 57,701 | $ 1,991 | $ 460,437 | $ 17,480 | $ 175,866 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 57,701 | $ 1,991 | $ 460,437 | $ 17,480 | $ 175,866 |
| | | | | | |
| Total number of mutual fund shares | 7,446,840 | 258,202 | 32,049,675 | 1,224,242 | 16,896,285 |
| | | | | | |
| Cost of mutual fund shares | $ 79,641 | $ 2,821 | $ 405,175 | $ 17,657 | $ 243,648 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
## Statements of Assets and Liabilities
## December 31, 2009
### *(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Service Class | ING MFS Total Return Portfolio - Service 2 Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Active Allocation Portfolio - Service Class | ING PIMCO High Yield Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 797,737 | $ 34,340 | $ 416,706 | $ 23,534 | $ 400,089 |
| Total assets | 797,737 | 34,340 | 416,706 | 23,534 | 400,089 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 151 | 5 | 68 | 2 | 64 |
| Total liabilities | 151 | 5 | 68 | 2 | 64 |
| Net assets | $ 797,586 | $ 34,335 | $ 416,638 | $ 23,532 | $ 400,025 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 797,586 | $ 34,335 | $ 416,638 | $ 23,532 | $ 400,025 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 797,586 | $ 34,335 | $ 416,638 | $ 23,532 | $ 400,025 |
| | | | | | |
| Total number of mutual fund shares | 58,228,991 | 2,525,035 | 34,725,480 | 2,423,666 | 41,460,037 |
| | | | | | |
| Cost of mutual fund shares | $ 941,092 | $ 43,051 | $ 529,457 | $ 19,526 | $ 406,608 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING PIMCO Total Return Bond Portfolio - Service Class | ING PIMCO Total Return Bond Portfolio - Service 2 Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Retirement Conservative Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,982,374 | $ 73,894 | $ 51,957 | $ 564,092 | $ 400,463 |
| Total assets | 2,982,374 | 73,894 | 51,957 | 564,092 | 400,463 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 304 | 7 | 9 | 106 | 41 |
| Total liabilities | 304 | 7 | 9 | 106 | 41 |
| Net assets | $ 2,982,070 | $ 73,887 | $ 51,948 | $ 563,986 | $ 400,422 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,982,070 | $ 73,887 | $ 51,948 | $ 563,952 | $ 400,422 |
| Contracts in payout (annuitization) | - | - | - | 34 | - |
| Total net assets | $ 2,982,070 | $ 73,887 | $ 51,948 | $ 563,986 | $ 400,422 |
| | | | | | |
| Total number of mutual fund shares | 244,056,817 | 6,076,850 | 5,334,401 | 60,137,741 | 48,017,180 |
| | | | | | |
| Cost of mutual fund shares | $ 2,799,410 | $ 67,992 | $ 60,415 | $ 649,331 | $ 396,179 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Retirement Growth Portfolio - Adviser Class | ING Retirement Moderate Growth Portfolio - Adviser Class | ING Retirement Moderate Portfolio - Adviser Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,535,176 | $ 3,108,623 | $ 1,835,167 | $ 2,513,726 | $ 83,359 |
| Total assets | 4,535,176 | 3,108,623 | 1,835,167 | 2,513,726 | 83,359 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 764 | 398 | 218 | 378 | 11 |
| Total liabilities | 764 | 398 | 218 | 378 | 11 |
| Net assets | $ 4,534,412 | $ 3,108,225 | $ 1,834,949 | $ 2,513,348 | $ 83,348 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,534,412 | $ 3,108,225 | $ 1,834,949 | $ 2,513,019 | $ 83,348 |
| Contracts in payout (annuitization) | - | - | - | 329 | - |
| Total net assets | $ 4,534,412 | $ 3,108,225 | $ 1,834,949 | $ 2,513,348 | $ 83,348 |
| | | | | | |
| Total number of mutual fund shares | 482,465,580 | 321,803,616 | 185,557,800 | 124,441,876 | 4,143,078 |
| | | | | | |
| Cost of mutual fund shares | $ 4,447,317 | $ 3,056,361 | $ 1,809,764 | $ 2,673,118 | $ 97,641 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

|  | ING T. Rowe Price Equity Income Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Service 2 Class | ING Templeton Global Growth Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service 2 Class | ING Van Kampen Global Franchise Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 652,672 | $ 22,442 | $ 299,514 | $ 4,692 | $ 272,644 |
| Total assets | 652,672 | 22,442 | 299,514 | 4,692 | 272,644 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 112 | 3 | 51 | 1 | 40 |
| Total liabilities | 112 | 3 | 51 | 1 | 40 |
| Net assets | $ 652,560 | $ 22,439 | $ 299,463 | $ 4,691 | $ 272,604 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 652,404 | $ 22,439 | $ 299,442 | $ 4,691 | $ 272,604 |
| Contracts in payout (annuitization) | 156 | - | 21 | - | - |
| Total net assets | $ 652,560 | $ 22,439 | $ 299,463 | $ 4,691 | $ 272,604 |
| | | | | | |
| Total number of mutual fund shares | 62,696,598 | 2,168,338 | 28,149,829 | 443,477 | 21,707,350 |
| | | | | | |
| Cost of mutual fund shares | $ 754,045 | $ 28,238 | $ 321,874 | $ 5,650 | $ 300,977 |

*The accompanying notes are an integral part of these financial statements.*

18

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
## Statements of Assets and Liabilities
## December 31, 2009
### *(Dollars in thousands)*

| | ING Van Kampen Global Franchise Portfolio - Service 2 Class | ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service 2 Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 60,909 | $ 41,761 | $ 482,274 | $ 51,356 | $ 16,531 |
| Total assets | 60,909 | 41,761 | 482,274 | 51,356 | 16,531 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 9 | 5 | 100 | 7 | 2 |
| Total liabilities | 9 | 5 | 100 | 7 | 2 |
| Net assets | $ 60,900 | $ 41,756 | $ 482,174 | $ 51,349 | $ 16,529 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 60,900 | $ 41,756 | $ 482,142 | $ 51,349 | $ 16,529 |
| Contracts in payout (annuitization) | - | - | 32 | - | - |
| Total net assets | $ 60,900 | $ 41,756 | $ 482,174 | $ 51,349 | $ 16,529 |
| | | | | | |
| Total number of mutual fund shares | 4,880,542 | 4,332,053 | 24,936,596 | 2,666,444 | 2,045,916 |
| | | | | | |
| Cost of mutual fund shares | $ 62,733 | $ 38,865 | $ 547,391 | $ 64,067 | $ 15,420 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class | ING Diversified International Fund - Class R | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 425 | $ 203 | $ 2,051 | $ 288,247 | $ 156,347 |
| Total assets | 425 | 203 | 2,051 | 288,247 | 156,347 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 17 |
| Total liabilities | - | - | - | - | 17 |
| Net assets | $ 425 | $ 203 | $ 2,051 | $ 288,247 | $ 156,330 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 425 | $ 203 | $ 2,051 | $ 288,247 | $ 156,330 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 425 | $ 203 | $ 2,051 | $ 288,247 | $ 156,330 |
| | | | | | |
| Total number of mutual fund shares | 52,748 | 23,574 | 209,267 | 19,242,145 | 18,590,599 |
| | | | | | |
| Cost of mutual fund shares | $ 568 | $ 281 | $ 1,600 | $ 307,460 | $ 162,630 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

|  | ING Davis New York Venture Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 267,020 | $ 67,921 | $ 89,410 | $ 7,416 | $ 124,392 |
| Total assets | 267,020 | 67,921 | 89,410 | 7,416 | 124,392 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 25 | 6 | 17 | 1 | 16 |
| Total liabilities | 25 | 6 | 17 | 1 | 16 |
| Net assets | $ 266,995 | $ 67,915 | $ 89,393 | $ 7,415 | $ 124,376 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 266,995 | $ 67,915 | $ 89,393 | $ 7,415 | $ 124,376 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 266,995 | $ 67,915 | $ 89,393 | $ 7,415 | $ 124,376 |
| | | | | | |
| Total number of mutual fund shares | 16,762,065 | 5,973,700 | 2,347,341 | 609,388 | 10,506,062 |
| | | | | | |
| Cost of mutual fund shares | $ 290,374 | $ 60,856 | $ 97,990 | $ 7,759 | $ 154,402 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Service Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 8,547 | $ 9,629 | $ 16,961 | $ 16,850 | $ 11,036 |
| Total assets | 8,547 | 9,629 | 16,961 | 16,850 | 11,036 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 1 | 1 | 1 |
| Total liabilities | - | - | 1 | 1 | 1 |
| Net assets | $ 8,547 | $ 9,629 | $ 16,960 | $ 16,849 | $ 11,035 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 8,547 | $ 9,629 | $ 16,960 | $ 16,849 | $ 11,035 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 8,547 | $ 9,629 | $ 16,960 | $ 16,849 | $ 11,035 |
| | | | | | |
| Total number of mutual fund shares | 813,992 | 831,533 | 1,667,741 | 1,696,868 | 1,102,533 |
| | | | | | |
| Cost of mutual fund shares | $ 8,933 | $ 9,458 | $ 18,051 | $ 17,258 | $ 12,717 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,384 | $ 6,919 | $ 9,112 | $ 97,651 | $ 241,257 |
| Total assets | 1,384 | 6,919 | 9,112 | 97,651 | 241,257 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 11 | 29 |
| Total liabilities | - | - | - | 11 | 29 |
| Net assets | $ 1,384 | $ 6,919 | $ 9,112 | $ 97,640 | $ 241,228 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,384 | $ 6,919 | $ 9,112 | $ 97,640 | $ 241,228 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,384 | $ 6,919 | $ 9,112 | $ 97,640 | $ 241,228 |
| | | | | | |
| Total number of mutual fund shares | 138,357 | 668,492 | 1,380,616 | 2,110,471 | 23,287,346 |
| | | | | | |
| Cost of mutual fund shares | $ 1,621 | $ 7,190 | $ 8,797 | $ 84,610 | $ 267,152 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

|  | ING Thornburg Value Portfolio - Initial Class | ING Thornburg Value Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,479 | $ 7,717 | $ 6,503 | $ 164,293 | $ 2,346 |
| Total assets | 1,479 | 7,717 | 6,503 | 164,293 | 2,346 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 1 | - | 22 | 25 |
| Total liabilities | - | 1 | - | 22 | 25 |
| Net assets | $ 1,479 | $ 7,716 | $ 6,503 | $ 164,271 | $ 2,321 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,479 | $ 7,716 | $ 6,503 | $ 164,271 | $ 2,321 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,479 | $ 7,716 | $ 6,503 | $ 164,271 | $ 2,321 |
| | | | | | |
| Total number of mutual fund shares | 50,675 | 266,020 | 812,917 | 18,336,310 | 75,589 |
| | | | | | |
| Cost of mutual fund shares | $ 1,295 | $ 8,330 | $ 8,299 | $ 204,691 | $ 2,506 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Service Class | ING Strategic Allocation Conservative Portfolio - Class S | ING Strategic Allocation Growth Portfolio - Class S | ING Strategic Allocation Moderate Portfolio - Class S | ING Growth and Income Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 189,556 | $ 1,353 | $ 589 | $ 657 | $ 109 |
| Total assets | 189,556 | 1,353 | 589 | 657 | 109 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 189,556 | $ 1,353 | $ 589 | $ 657 | $ 109 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 189,556 | $ 1,353 | $ 589 | $ 657 | $ 109 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 189,556 | $ 1,353 | $ 589 | $ 657 | $ 109 |
| | | | | | |
| Total number of mutual fund shares | 6,152,406 | 139,081 | 63,208 | 68,919 | 5,606 |
| | | | | | |
| Cost of mutual fund shares | $ 206,336 | $ 1,628 | $ 837 | $ 867 | $ 137 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

|  | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 453,956 | $ 14,319 | $ 14,420 | $ 10,452 | $ 5,548 |
| Total assets | 453,956 | 14,319 | 14,420 | 10,452 | 5,548 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 97 | 2 | 2 | 2 | 1 |
| Total liabilities | 97 | 2 | 2 | 2 | 1 |
| Net assets | $ 453,859 | $ 14,317 | $ 14,418 | $ 10,450 | $ 5,547 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 453,859 | $ 14,317 | $ 14,418 | $ 10,450 | $ 5,547 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 453,859 | $ 14,317 | $ 14,418 | $ 10,450 | $ 5,547 |
| | | | | | |
| Total number of mutual fund shares | 23,545,420 | 1,847,641 | 1,778,089 | 1,323,049 | 698,691 |
| | | | | | |
| Cost of mutual fund shares | $ 464,492 | $ 17,584 | $ 17,134 | $ 12,612 | $ 6,659 |

*The accompanying notes are an integral part of these financial statements.*

26

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 9 | | ING GET U.S. Core Portfolio - Series 10 | | ING GET U.S. Core Portfolio - Series 11 | | ING GET U.S. Core Portfolio - Series 12 | | ING GET U.S. Core Portfolio - Series 13 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 5,145 | $ | 4,090 | $ | 5,719 | $ | 2,232 | $ | 15,808 |
| Total assets | | 5,145 | | 4,090 | | 5,719 | | 2,232 | | 15,808 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | 1 | | - | | 1 | | - | | 2 |
| Total liabilities | | 1 | | - | | 1 | | - | | 2 |
| Net assets | $ | 5,144 | $ | 4,090 | $ | 5,718 | $ | 2,232 | $ | 15,806 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 5,144 | $ | 4,090 | $ | 5,718 | $ | 2,232 | $ | 15,806 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 5,144 | $ | 4,090 | $ | 5,718 | $ | 2,232 | $ | 15,806 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 653,757 | | 509,966 | | 728,504 | | 290,261 | | 1,674,619 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 6,197 | $ | 4,915 | $ | 6,743 | $ | 2,727 | $ | 16,825 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 14 | ING BlackRock Science and Technology Opportunities Portfolio - Class S | ING Dow Jones Euro STOXX 50 Index Portfolio - Class A | ING FTSE 100 Index Portfolio - Class A | ING Hang Seng Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 45,371 | $ 223,284 | $ 608 | $ 755 | $ 41,691 |
| Total assets | 45,371 | 223,284 | 608 | 755 | 41,691 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 13 | 30 | - | - | 5 |
| Total liabilities | 13 | 30 | - | - | 5 |
| Net assets | $ 45,358 | $ 223,254 | $ 608 | $ 755 | $ 41,686 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 45,358 | $ 223,254 | $ 608 | $ 755 | $ 41,686 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 45,358 | $ 223,254 | $ 608 | $ 755 | $ 41,686 |
| | | | | | |
| Total number of mutual fund shares | 4,569,068 | 45,016,949 | 52,317 | 65,105 | 3,199,642 |
| | | | | | |
| Cost of mutual fund shares | $ 46,444 | $ 192,320 | $ 608 | $ 748 | $ 40,029 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class S | ING Japan Equity Index Portfolio - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 174,368 | $ 127,744 | $ 94,482 | $ 69,596 | $ 324 |
| Total assets | 174,368 | 127,744 | 94,482 | 69,596 | 324 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 31 | 19 | 14 | 8 | - |
| Total liabilities | 31 | 19 | 14 | 8 | - |
| Net assets | $ 174,337 | $ 127,725 | $ 94,468 | $ 69,588 | $ 324 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 174,337 | $ 127,725 | $ 94,468 | $ 69,588 | $ 324 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 174,337 | $ 127,725 | $ 94,468 | $ 69,588 | $ 324 |
| | | | | | |
| Total number of mutual fund shares | 14,141,791 | 10,042,755 | 8,280,638 | 8,518,443 | 33,083 |
| | | | | | |
| Cost of mutual fund shares | $ 232,911 | $ 174,943 | $ 131,995 | $ 62,006 | $ 322 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

|  | ING Opportunistic Large Cap Portfolio - Class S | ING Russell™ Global Large Cap Index 75% Portfolio - Class S | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 11,222 | $ 17,238 | $ 141,921 | $ 372,581 | $ 24,009 |
| Total assets | 11,222 | 17,238 | 141,921 | 372,581 | 24,009 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 3 | 1 | 27 | 84 | 4 |
| Total liabilities | 3 | 1 | 27 | 84 | 4 |
| Net assets | $ 11,219 | $ 17,237 | $ 141,894 | $ 372,497 | $ 24,005 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 11,219 | $ 17,237 | $ 141,894 | $ 372,497 | $ 24,005 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 11,219 | $ 17,237 | $ 141,894 | $ 372,497 | $ 24,005 |
| | | | | | |
| Total number of mutual fund shares | 1,176,274 | 1,730,711 | 11,070,245 | 41,910,072 | 1,899,466 |
| | | | | | |
| Cost of mutual fund shares | $ 15,311 | $ 14,328 | $ 120,865 | $ 316,306 | $ 20,764 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class S | ING Russell™ Small Cap Index Portfolio - Class S | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 248,423 | $ 85,128 | $ 114,715 | $ 75,541 | $ 251,785 |
| Total assets | 248,423 | 85,128 | 114,715 | 75,541 | 251,785 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 55 | 9 | 15 | 8 | 27 |
| Total liabilities | 55 | 9 | 15 | 8 | 27 |
| Net assets | $ 248,368 | $ 85,119 | $ 114,700 | $ 75,533 | $ 251,758 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 248,368 | $ 85,119 | $ 114,700 | $ 75,533 | $ 251,758 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 248,368 | $ 85,119 | $ 114,700 | $ 75,533 | $ 251,758 |
| | | | | | |
| Total number of mutual fund shares | 18,920,296 | 9,203,062 | 11,741,583 | 5,159,893 | 24,303,548 |
| | | | | | |
| Cost of mutual fund shares | $ 220,288 | $ 69,200 | $ 102,945 | $ 63,680 | $ 243,711 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S | | ING International Value Portfolio - Class S | | ING MidCap Opportunities Portfolio - Class S | | ING SmallCap Opportunities Portfolio - Class S | | Legg Mason ClearBridge Variable Investors Portfolio | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 213,057 | $ | 10,719 | $ | 297,209 | $ | 59,454 | $ | 80 |
| Total assets | | 213,057 | | 10,719 | | 297,209 | | 59,454 | | 80 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | 24 | | 1 | | 79 | | 13 | | - |
| Total liabilities | | 24 | | 1 | | 79 | | 13 | | - |
| Net assets | $ | 213,033 | $ | 10,718 | $ | 297,130 | $ | 59,441 | $ | 80 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 213,033 | $ | 10,718 | $ | 297,127 | $ | 59,441 | $ | 80 |
| Contracts in payout (annuitization) | | - | | - | | 3 | | - | | - |
| Total net assets | $ | 213,033 | $ | 10,718 | $ | 297,130 | $ | 59,441 | $ | 80 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 27,420,500 | | 1,246,378 | | 33,545,073 | | 3,774,887 | | 6,424 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 213,825 | $ | 15,451 | $ | 314,591 | $ | 63,264 | $ | 108 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2009
*(Dollars in thousands)*

| | Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | Legg Mason Western Asset Variable High Income Portfolio | Legg Mason Western Asset Variable Money Market Portfolio | Oppenheimer Main Street Small Cap Fund®/VA - Service Class | PIMCO Real Return Portfolio - Administrative Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 46 | $ 78 | $ 23 | $ 1,600 | $ 11,216 |
| Total assets | 46 | 78 | 23 | 1,600 | 11,216 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 46 | $ 78 | $ 23 | $ 1,600 | $ 11,216 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 46 | $ 78 | $ 23 | $ 1,600 | $ 11,216 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 46 | $ 78 | $ 23 | $ 1,600 | $ 11,216 |
| | | | | | |
| Total number of mutual fund shares | 7,361 | 13,793 | 23,087 | 112,059 | 901,596 |
| | | | | | |
| Cost of mutual fund shares | $ 72 | $ 90 | $ 23 | $ 1,704 | $ 11,260 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | Pioneer Equity Income VCT Portfolio - Class II | ProFund VP Bull | ProFund VP Europe 30 | ProFund VP Rising Rates Opportunity | Wells Fargo Advantage Asset Allocation Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 15,030 | $ 15,321 | $ 10,446 | $ 14,305 | $ 2,009 |
| Total assets | 15,030 | 15,321 | 10,446 | 14,305 | 2,009 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | 5 | 2 | 2 | - |
| Total liabilities | 1 | 5 | 2 | 2 | - |
| Net assets | $ 15,029 | $ 15,316 | $ 10,444 | $ 14,303 | $ 2,009 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 15,029 | $ 15,316 | $ 10,444 | $ 14,303 | $ 2,009 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 15,029 | $ 15,316 | $ 10,444 | $ 14,303 | $ 2,009 |
| | | | | | |
| Total number of mutual fund shares | 891,969 | 655,011 | 496,021 | 1,001,053 | 190,752 |
| | | | | | |
| Cost of mutual fund shares | $ 19,384 | $ 19,884 | $ 13,960 | $ 19,990 | $ 2,426 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

| | Wells Fargo Advantage C&B Large Cap Value Fund | Wells Fargo Advantage Equity Income Fund | Wells Fargo Advantage Large Company Growth Fund | Wells Fargo Advantage Money Market Fund | Wells Fargo Advantage Small Cap Growth Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 238 | $ 555 | $ 1,529 | $ 36 | $ 464 |
| Total assets | 238 | 555 | 1,529 | 36 | 464 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 238 | $ 555 | $ 1,529 | $ 36 | $ 464 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 238 | $ 555 | $ 1,529 | $ 36 | $ 464 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 238 | $ 555 | $ 1,529 | $ 36 | $ 464 |
| | | | | | |
| Total number of mutual fund shares | 26,732 | 49,074 | 170,459 | 36,370 | 73,125 |
| | | | | | |
| Cost of mutual fund shares | $ 251 | $ 773 | $ 1,464 | $ 36 | $ 537 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2009**
*(Dollars in thousands)*

|  | Wells Fargo Advantage Total Return Bond Fund |
|---|---|
| **Assets** | |
| Investments in mutual funds | |
| at fair value | $ 1,080 |
| Total assets | 1,080 |
| | |
| **Liabilities** | |
| Payable to related parties | - |
| Total liabilities | - |
| Net assets | $ 1,080 |
| | |
| **Net assets** | |
| Accumulation units | $ 1,080 |
| Contracts in payout (annuitization) | - |
| Total net assets | $ 1,080 |
| | |
| Total number of mutual fund shares | 104,489 |
| | |
| Cost of mutual fund shares | $ 1,035 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | AIM V.I. Leisure Fund - Series I Shares | BlackRock Global Allocation V.I. Fund - Class III | Columbia Asset Allocation Fund, Variable Series - Class A | Columbia Federal Securities Fund, Variable Series - Class A | Columbia Large Cap Growth Fund, Variable Series - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 344 | $ 16,196 | $ 11 | $ 2 | $ 2 |
| Total investment income | 344 | 16,196 | 11 | 2 | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 315 | 12,683 | 4 | - | 4 |
| Annual administrative charges | 9 | 172 | - | - | - |
| Contingent deferred sales charges | 21 | 330 | - | - | - |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 151 | 5,739 | - | - | - |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 496 | 18,924 | 4 | - | 4 |
| Net investment income (loss) | (152) | (2,728) | 7 | 2 | (2) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (3,132) | (6,491) | (3) | - | (3) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (3,132) | (6,491) | (3) | - | (3) |
| Net unrealized appreciation (depreciation) of investments | 7,970 | 153,606 | 52 | (1) | 87 |
| Net realized and unrealized gain (loss) on investments | 4,838 | 147,115 | 49 | (1) | 84 |
| Net increase (decrease) in net assets resulting from operations | $ 4,686 | $ 144,387 | $ 56 | $ 1 | $ 82 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | Columbia Small Cap Value Fund, Variable Series - Class B | Columbia Small Company Growth Fund, Variable Series - Class A | Fidelity® VIP Equity-Income Portfolio - Service Class 2 | Fidelity® VIP Contrafund® Portfolio - Service Class 2 | Franklin Small Cap Value Securities Fund - Class 2 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,233 | $ - | $ 3,341 | $ 8,103 | $ 160 |
| Total investment income | 1,233 | - | 3,341 | 8,103 | 160 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 2,372 | 1 | 2,745 | 11,914 | 100 |
| Annual administrative charges | 59 | - | 59 | 190 | 1 |
| Contingent deferred sales charges | 119 | - | 153 | 526 | 2 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,254 | - | 1,183 | 5,043 | 41 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 3,804 | 1 | 4,140 | 17,673 | 144 |
| Net investment income (loss) | (2,571) | (1) | (799) | (9,570) | 16 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (10,764) | (2) | (20,914) | (97,536) | (464) |
| Capital gains distributions | 255 | - | - | 196 | 442 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (10,509) | (2) | (20,914) | (97,340) | (22) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 39,355 | 10 | 60,712 | 315,224 | 2,746 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 28,846 | 8 | 39,798 | 217,884 | 2,724 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 26,275 | $ 7 | $ 38,999 | $ 208,314 | $ 2,740 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Balanced Portfolio - Class S | ING Intermediate Bond Portfolio - Class S | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class | ING American Funds Asset Allocation Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 270 | $ 73,158 | $ - | $ - | $ 3,876 |
| Total investment income | 270 | 73,158 | - | - | 3,876 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 77 | 19,392 | 1,966 | 98 | 4,018 |
| Annual administrative charges | 1 | 317 | 17 | - | 55 |
| Contingent deferred sales charges | 2 | 1,297 | 96 | 2 | 144 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 10 | 7,572 | 640 | 57 | 1,816 |
| Amortization of deferred charges | - | 2 | - | - | - |
| Total expenses | 90 | 28,580 | 2,719 | 157 | 6,033 |
| Net investment income (loss) | 180 | 44,578 | (2,719) | (157) | (2,157) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (448) | (25,677) | (154,075) | (7,717) | (2,085) |
| Capital gains distributions | - | - | - | - | 1,056 |
| Total realized gain (loss) on investments and capital gains distributions | (448) | (25,677) | (154,075) | (7,717) | (1,029) |
| Net unrealized appreciation (depreciation) of investments | 1,277 | 77,998 | 199,076 | 9,849 | 54,499 |
| Net realized and unrealized gain (loss) on investments | 829 | 52,321 | 45,001 | 2,132 | 53,470 |
| Net increase (decrease) in net assets resulting from operations | $ 1,009 | $ 96,899 | $ 42,282 | $ 1,975 | $ 51,313 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING American Funds Bond Portfolio | ING American Funds Growth Portfolio | ING American Funds Growth-Income Portfolio | ING American Funds International Portfolio | ING American Funds World Allocation Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 13,452 | $ 33,986 | $ 27,902 | $ 39,432 | $ 281 |
| Total investment income | 13,452 | 33,986 | 27,902 | 39,432 | 281 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 6,648 | 30,697 | 20,313 | 19,120 | 944 |
| Annual administrative charges | 93 | 549 | 350 | 333 | 16 |
| Contingent deferred sales charges | 352 | 1,611 | 1,032 | 809 | 33 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 2,836 | 14,041 | 8,756 | 8,231 | 378 |
| Amortization of deferred charges | - | - | - | 2 | - |
| Total expenses | 9,929 | 46,898 | 30,451 | 28,495 | 1,371 |
| Net investment income (loss) | 3,523 | (12,912) | (2,549) | 10,937 | (1,090) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,843) | (30,563) | (18,732) | (1,426) | 2,582 |
| Capital gains distributions | 85 | 232,431 | 87,690 | 181,240 | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,758) | 201,868 | 68,958 | 179,814 | 2,582 |
| Net unrealized appreciation (depreciation) of investments | 34,679 | 356,847 | 228,716 | 174,029 | 14,266 |
| Net realized and unrealized gain (loss) on investments | 32,921 | 558,715 | 297,674 | 353,843 | 16,848 |
| Net increase (decrease) in net assets resulting from operations | $ 36,444 | $ 545,803 | $ 295,125 | $ 364,780 | $ 15,758 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Artio Foreign Portfolio - Service Class | ING Artio Foreign Portfolio - Service 2 Class | ING BlackRock Inflation Protected Bond Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 17,192 | $ 1,217 | $ 1,924 | $ 1 | $ 355 |
| Total investment income | 17,192 | 1,217 | 1,924 | 1 | 355 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 8,827 | 705 | 1,037 | 1 | 1,904 |
| Annual administrative charges | 166 | 13 | 21 | - | 44 |
| Contingent deferred sales charges | 451 | 17 | 58 | - | 132 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 3,897 | 402 | 376 | - | 779 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 13,341 | 1,137 | 1,492 | 1 | 2,859 |
| Net investment income (loss) | 3,851 | 80 | 432 | - | (2,504) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (27,947) | (1,526) | 1,080 | (11) | (12,056) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (27,947) | (1,526) | 1,080 | (11) | (12,056) |
| Net unrealized appreciation (depreciation) of investments | 106,632 | 7,567 | 2,623 | 49 | 42,442 |
| Net realized and unrealized gain (loss) on investments | 78,685 | 6,041 | 3,703 | 38 | 30,386 |
| Net increase (decrease) in net assets resulting from operations | $ 82,536 | $ 6,121 | $ 4,135 | $ 38 | $ 27,882 |

*The accompanying notes are an integral part of these financial statements.*

41

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING BlackRock Large Cap Value Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Service Class | ING Clarion Global Real Estate Portfolio - Service 2 Class | ING Clarion Real Estate Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 103 | $ 5 | $ 3,275 | $ 43 | $ 10,146 |
| Total investment income | 103 | 5 | 3,275 | 43 | 10,146 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 425 | 37 | 2,165 | 33 | 4,255 |
| Annual administrative charges | 9 | 1 | 34 | - | 126 |
| Contingent deferred sales charges | 29 | 1 | 102 | 1 | 302 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 193 | 21 | 978 | 19 | 1,737 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 656 | 60 | 3,279 | 53 | 6,420 |
| Net investment income (loss) | (553) | (55) | (4) | (10) | 3,726 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (3,536) | (108) | (21,929) | (229) | (55,438) |
| Capital gains distributions | - | - | - | - | 6,198 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (3,536) | (108) | (21,929) | (229) | (49,240) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 6,048 | 344 | 59,954 | 807 | 121,520 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2,512 | 236 | 38,025 | 578 | 72,280 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,959 | $ 181 | $ 38,021 | $ 568 | $ 76,006 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Service 2 Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Service Class | ING Evergreen Omega Portfolio - Service 2 Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ 578 | $ - | $ 218 | $ - | $ 3,126 |
| Total investment income | 578 | - | 218 | - | 3,126 |
| Expenses: | | | | | |
|   Mortality, expense risk | | | | | |
|     and other charges | 266 | 2,888 | 738 | 15 | 11,127 |
|   Annual administrative charges | 5 | 57 | 18 | - | 306 |
|   Contingent deferred sales charges | 5 | 153 | 51 | - | 538 |
|   Minimum death benefit guarantee charges | - | - | - | - | - |
|   Other contract charges | 153 | 1,322 | 300 | 9 | 4,046 |
|   Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 429 | 4,420 | 1,107 | 24 | 16,017 |
| Net investment income (loss) | 149 | (4,420) | (889) | (24) | (12,891) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
|   **on investments** | | | | | |
| Net realized gain (loss) on investments | (2,594) | (8,794) | (215) | (26) | (28,190) |
| Capital gains distributions | 375 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | (2,219) | (8,794) | (215) | (26) | (28,190) |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | 6,801 | 38,662 | 17,391 | 312 | 241,241 |
| Net realized and unrealized gain (loss) | | | | | |
|   on investments | 4,582 | 29,868 | 17,176 | 286 | 213,051 |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ 4,731 | $ 25,448 | $ 16,287 | $ 262 | $ 200,160 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class | ING Focus 5 Portfolio - Service Class | ING Franklin Income Portfolio - Service Class | ING Franklin Income Portfolio - Service 2 Class | ING Franklin Mutual Shares Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 97 | $ 2 | $ 23,506 | $ 462 | $ 209 |
| Total investment income | 97 | 2 | 23,506 | 462 | 209 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 499 | 2,251 | 6,062 | 126 | 2,714 |
| Annual administrative charges | 10 | 32 | 101 | 2 | 41 |
| Contingent deferred sales charges | 13 | 131 | 339 | 2 | 142 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 280 | 1,208 | 2,159 | 62 | 1,082 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 802 | 3,622 | 8,661 | 192 | 3,979 |
| Net investment income (loss) | (705) | (3,620) | 14,845 | 270 | (3,770) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (869) | (19,278) | (12,855) | (883) | (13,244) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (869) | (19,278) | (12,855) | (883) | (13,244) |
| Net unrealized appreciation (depreciation) of investments | 10,062 | 48,080 | 88,813 | 2,414 | 52,591 |
| Net realized and unrealized gain (loss) on investments | 9,193 | 28,802 | 75,958 | 1,531 | 39,347 |
| Net increase (decrease) in net assets resulting from operations | $ 8,488 | $ 25,182 | $ 90,803 | $ 1,801 | $ 35,577 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Franklin Templeton Founding Strategy Portfolio - Service Class | ING Global Resources Portfolio - Service Class | ING Global Resources Portfolio - Service 2 Class | ING Growth and Income Portfolio II - Service Class | ING Growth and Income Portfolio II - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 21,959 | $ 2,022 | $ 11 | $ 3,538 | $ 237 |
| Total investment income | 21,959 | 2,022 | 11 | 3,538 | 237 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 12,481 | 10,850 | 439 | 1,230 | 98 |
| Annual administrative charges | 203 | 212 | 8 | 7 | - |
| Contingent deferred sales charges | 695 | 660 | 14 | 81 | 5 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 6,215 | 4,798 | 256 | 552 | 60 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 19,594 | 16,520 | 717 | 1,870 | 163 |
| Net investment income (loss) | 2,365 | (14,498) | (706) | 1,668 | 74 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (33,454) | (48,883) | (490) | (163,053) | (13,252) |
| Capital gains distributions | 10,503 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (22,951) | (48,883) | (490) | (163,053) | (13,252) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 202,439 | 251,057 | 8,414 | 177,974 | 14,414 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 179,488 | 202,174 | 7,924 | 14,921 | 1,162 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 181,853 | $ 187,676 | $ 7,218 | $ 16,589 | $ 1,236 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Index Plus International Equity Portfolio - Service Class | ING Index Plus International Equity Portfolio - Service 2 Class | ING International Growth Opportunities Portfolio - Service Class | ING International Growth Opportunities Portfolio - Service 2 Class | ING Janus Contrarian Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,013 | $ 17 | $ 1,824 | $ 140 | $ 2,511 |
| Total investment income | 1,013 | 17 | 1,824 | 140 | 2,511 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 149 | 3 | 537 | 48 | 7,209 |
| Annual administrative charges | - | - | 6 | - | 161 |
| Contingent deferred sales charges | 8 | - | 27 | 5 | 367 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 58 | 2 | 128 | 31 | 2,987 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 215 | 5 | 698 | 84 | 10,724 |
| Net investment income (loss) | 798 | 12 | 1,126 | 56 | (8,213) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (18,492) | (303) | (57,152) | (4,645) | (89,271) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (18,492) | (303) | (57,152) | (4,645) | (89,271) |
| Net unrealized appreciation (depreciation) of investments | 20,269 | 338 | 74,924 | 6,204 | 218,338 |
| Net realized and unrealized gain (loss) on investments | 1,777 | 35 | 17,772 | 1,559 | 129,067 |
| Net increase (decrease) in net assets resulting from operations | $ 2,575 | $ 47 | $ 18,898 | $ 1,615 | $ 120,854 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Janus Contrarian Portfolio - Service 2 Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 62 | $ 8,188 | $ 309 | $ 569 | $ 72 |
| Total investment income | 62 | 8,188 | 309 | 569 | 72 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 347 | 9,773 | 476 | 2,272 | 542 |
| Annual administrative charges | 6 | 209 | 9 | 43 | 11 |
| Contingent deferred sales charges | 4 | 487 | 9 | 123 | 12 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 195 | 4,270 | 271 | 1,061 | 312 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 552 | 14,739 | 765 | 3,499 | 877 |
| Net investment income (loss) | (490) | (6,551) | (456) | (2,930) | (805) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (3,292) | 11,967 | 1,033 | (8,990) | (981) |
| Capital gains distributions | - | - | - | 3,022 | 705 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (3,292) | 11,967 | 1,033 | (5,968) | (276) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 9,247 | 287,371 | 13,106 | 37,207 | 7,627 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 5,955 | 299,338 | 14,139 | 31,239 | 7,351 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 5,465 | $ 292,787 | $ 13,683 | $ 28,309 | $ 6,546 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Service Class | ING JPMorgan Value Opportunities Portfolio - Service 2 Class | ING LifeStyle Aggressive Growth Portfolio - Service Class | ING LifeStyle Aggressive Growth Portfolio - Service 2 Class | ING LifeStyle Conservative Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 948 | $ 37 | $ 28,198 | $ 78 | $ 8,790 |
| Total investment income | 948 | 37 | 28,198 | 78 | 8,790 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 143 | 6 | 11,083 | 38 | 3,552 |
| Annual administrative charges | 1 | - | 135 | 1 | 20 |
| Contingent deferred sales charges | 10 | - | 722 | - | 109 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 30 | 4 | 6,410 | 21 | 1,558 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 184 | 10 | 18,350 | 60 | 5,239 |
| Net investment income (loss) | 764 | 27 | 9,848 | 18 | 3,551 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (17,325) | (644) | (373,119) | (1,671) | 7,747 |
| Capital gains distributions | - | - | 12,199 | 37 | 32,700 |
| Total realized gain (loss) on investments and capital gains distributions | (17,325) | (644) | (360,920) | (1,634) | 40,447 |
| Net unrealized appreciation (depreciation) of investments | 17,502 | 648 | 521,999 | 2,126 | (699) |
| Net realized and unrealized gain (loss) on investments | 177 | 4 | 161,079 | 492 | 39,748 |
| Net increase (decrease) in net assets resulting from operations | $ 941 | $ 31 | $ 170,927 | $ 510 | $ 43,299 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING LifeStyle Conservative Portfolio - Service 2 Class | ING LifeStyle Growth Portfolio - Service Class | ING LifeStyle Growth Portfolio - Service 2 Class | ING LifeStyle Moderate Growth Portfolio - Service Class | ING LifeStyle Moderate Growth Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 29 | $ 142,326 | $ 467 | $ 139,674 | $ 635 |
| Total investment income | 29 | 142,326 | 467 | 139,674 | 635 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 5 | 43,592 | 148 | 36,696 | 182 |
| Annual administrative charges | - | 883 | 1 | 253 | 1 |
| Contingent deferred sales charges | - | 2,104 | 4 | 2,271 | 4 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 2 | 22,079 | 77 | 15,747 | 71 |
| Amortization of deferred charges | - | 1 | - | - | - |
| Total expenses | 7 | 68,659 | 230 | 54,967 | 258 |
| Net investment income (loss) | 22 | 73,667 | 237 | 84,707 | 377 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (81) | (1,030,217) | (3,948) | (625,235) | (4,045) |
| Capital gains distributions | 116 | 63,738 | 216 | 53,613 | 255 |
| Total realized gain (loss) on investments and capital gains distributions | 35 | (966,479) | (3,732) | (571,622) | (3,790) |
| Net unrealized appreciation (depreciation) of investments | - | 1,524,090 | 5,608 | 988,979 | 5,800 |
| Net realized and unrealized gain (loss) on investments | 35 | 557,611 | 1,876 | 417,357 | 2,010 |
| Net increase (decrease) in net assets resulting from operations | $ 57 | $ 631,278 | $ 2,113 | $ 502,064 | $ 2,387 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING LifeStyle Moderate Portfolio - Service Class | ING LifeStyle Moderate Portfolio - Service 2 Class | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Service Class | ING Liquid Assets Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 92,127 | $ 1,092 | $ 5,845 | $ 2,139 | $ 26 |
| Total investment income | 92,127 | 1,092 | 5,845 | 2,139 | 26 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 21,644 | 238 | 1,945 | 33,803 | 779 |
| Annual administrative charges | 133 | 1 | 58 | 575 | 9 |
| Contingent deferred sales charges | 1,258 | 3 | 133 | 8,053 | 154 |
| Minimum death benefit guarantee charges | - | - | - | 2 | - |
| Other contract charges | 8,598 | 120 | 234 | 9,290 | 340 |
| Amortization of deferred charges | - | - | 1 | (2) | - |
| Total expenses | 31,633 | 362 | 2,371 | 51,721 | 1,282 |
| Net investment income (loss) | 60,494 | 730 | 3,474 | (49,582) | (1,256) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (255,960) | (1,955) | (3,007) | - | - |
| Capital gains distributions | 20,724 | 248 | 1,013 | 4,075 | 87 |
| Total realized gain (loss) on investments and capital gains distributions | (235,236) | (1,707) | (1,994) | 4,075 | 87 |
| Net unrealized appreciation (depreciation) of investments | 432,533 | 4,078 | 4,524 | - | - |
| Net realized and unrealized gain (loss) on investments | 197,297 | 2,371 | 2,530 | 4,075 | 87 |
| Net increase (decrease) in net assets resulting from operations | $ 257,791 | $ 3,101 | $ 6,004 | $ (45,507) | $ (1,169) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Lord Abbett Affiliated Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Service 2 Class | ING Marsico Growth Portfolio - Service Class | ING Marsico Growth Portfolio - Service 2 Class | ING Marsico International Opportunities Portfolio - Service Class |
|---|---:|---:|---:|---:|---:|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 399 | $ 11 | $ 3,616 | $ 110 | $ 2,053 |
| Total investment income | 399 | 11 | 3,616 | 110 | 2,053 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 919 | 32 | 6,943 | 271 | 2,879 |
| Annual administrative charges | 24 | 1 | 244 | 5 | 51 |
| Contingent deferred sales charges | 51 | - | 319 | 7 | 135 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 292 | 15 | 2,083 | 150 | 1,344 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 1,286 | 48 | 9,589 | 433 | 4,409 |
| Net investment income (loss) | (887) | (37) | (5,973) | (323) | (2,356) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (5,214) | (178) | 10,411 | (133) | (22,978) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (5,214) | (178) | 10,411 | (133) | (22,978) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 13,521 | 477 | 92,547 | 4,078 | 74,292 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 8,307 | 299 | 102,958 | 3,945 | 51,314 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 7,420 | $ 262 | $ 96,985 | $ 3,622 | $ 48,958 |

*The accompanying notes are an integral part of these financial statements.*

51

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Service Class | ING MFS Total Return Portfolio - Service 2 Class | ING MFS Utilities Portfolio - Service Class | ING Multi-Manager International Small Cap Portfolio - Class S | ING Oppenheimer Active Allocation Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 18,750 | $ 765 | $ 20,238 | $ 2,129 | $ 148 |
| Total investment income | 18,750 | 765 | 20,238 | 2,129 | 148 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 12,548 | 583 | 6,286 | 92 | 233 |
| Annual administrative charges | 321 | 10 | 131 | 1 | 3 |
| Contingent deferred sales charges | 727 | 16 | 482 | 4 | 7 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 3,563 | 305 | 2,787 | 41 | 98 |
| Amortization of deferred charges | 1 | - | - | - | - |
| Total expenses | 17,160 | 914 | 9,686 | 138 | 341 |
| Net investment income (loss) | 1,590 | (149) | 10,552 | 1,991 | (193) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (26,042) | (2,166) | (15,443) | 172 | 79 |
| Capital gains distributions | - | - | - | - | 36 |
| Total realized gain (loss) on investments and capital gains distributions | (26,042) | (2,166) | (15,443) | 172 | 115 |
| Net unrealized appreciation (depreciation) of investments | 131,083 | 6,589 | 99,841 | 852 | 3,983 |
| Net realized and unrealized gain (loss) on investments | 105,041 | 4,423 | 84,398 | 1,024 | 4,098 |
| Net increase (decrease) in net assets resulting from operations | $ 106,631 | $ 4,274 | $ 94,950 | $ 3,015 | $ 3,905 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING Oppenheimer Main Street Portfolio® - Service Class | ING Oppenheimer Main Street Portfolio® - Service 2 Class | ING PIMCO High Yield Portfolio - Service Class | ING PIMCO Total Return Bond Portfolio - Service Class | ING PIMCO Total Return Bond Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,493 | $ 18 | $ 30,099 | $ 103,970 | $ 2,476 |
| Total investment income | 1,493 | 18 | 30,099 | 103,970 | 2,476 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 1,636 | 24 | 6,156 | 45,116 | 1,213 |
| Annual administrative charges | 8 | - | (404) | 652 | 15 |
| Contingent deferred sales charges | 84 | 1 | 350 | 3,159 | 43 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 413 | 14 | 1,848 | 17,197 | 546 |
| Amortization of deferred charges | - | - | - | 3 | - |
| Total expenses | 2,141 | 39 | 7,950 | 66,127 | 1,817 |
| Net investment income (loss) | (648) | (21) | 22,149 | 37,843 | 659 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (11,836) | (820) | (18,648) | 13,414 | 553 |
| Capital gains distributions | - | - | - | 84,399 | 2,109 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (11,836) | (820) | (18,648) | 97,813 | 2,662 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 25,048 | 977 | 132,752 | 159,164 | 4,065 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 13,212 | 157 | 114,104 | 256,977 | 6,727 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 12,564 | $ 136 | $ 136,253 | $ 294,820 | $ 7,386 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Retirement Conservative Portfolio - Adviser Class | ING Retirement Growth Portfolio - Adviser Class | ING Retirement Moderate Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 561 | $ 6,288 | $ - | $ - | $ - |
| Total investment income | 561 | 6,288 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 767 | 8,618 | 1,315 | 14,855 | 10,078 |
| Annual administrative charges | 17 | 212 | 58 | 1,051 | 558 |
| Contingent deferred sales charges | 36 | 458 | 56 | 751 | 413 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 331 | 3,482 | 544 | 7,048 | 4,017 |
| Amortization of deferred charges | - | 1 | - | - | - |
| Total expenses | 1,151 | 12,771 | 1,973 | 23,705 | 15,066 |
| Net investment income (loss) | (590) | (6,483) | (1,973) | (23,705) | (15,066) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,250) | (21,539) | 137 | (53) | (177) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2,250) | (21,539) | 137 | (53) | (177) |
| Net unrealized appreciation (depreciation) of investments | 11,780 | 130,193 | 4,284 | 87,859 | 52,262 |
| Net realized and unrealized gain (loss) on investments | 9,530 | 108,654 | 4,421 | 87,806 | 52,085 |
| Net increase (decrease) in net assets resulting from operations | $ 8,940 | $ 102,171 | $ 2,448 | $ 64,101 | $ 37,019 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Retirement Moderate Portfolio - Adviser Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $          - | $     42,153 | $      1,288 | $     10,026 | $         325 |
| Total investment income | - | 42,153 | 1,288 | 10,026 | 325 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 5,946 | 37,394 | 1,339 | 9,425 | 350 |
| Annual administrative charges | 304 | 791 | 22 | 225 | 7 |
| Contingent deferred sales charges | 304 | 2,123 | 46 | 498 | 18 |
| Minimum death benefit guarantee charges | - | 1 | - | 1 | - |
| Other contract charges | 2,255 | 14,113 | 708 | 3,536 | 197 |
| Amortization of deferred charges | - | 2 | - | 4 | - |
| Total expenses | 8,809 | 54,424 | 2,115 | 13,689 | 572 |
| Net investment income (loss) | (8,809) | (12,271) | (827) | (3,663) | (247) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (14) | (10,212) | (2,736) | (13,272) | (1,180) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (14) | (10,212) | (2,736) | (13,272) | (1,180) |
| Net unrealized appreciation (depreciation) of investments | 25,403 | 598,703 | 22,878 | 132,250 | 5,403 |
| Net realized and unrealized gain (loss) on investments | 25,389 | 588,491 | 20,142 | 118,978 | 4,223 |
| Net increase (decrease) in net assets resulting from operations | $     16,580 | $    576,220 | $     19,315 | $    115,315 | $      3,976 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

|  | ING Templeton Global Growth Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service 2 Class | ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Service 2 Class | ING Van Kampen Global Franchise Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 5,528 | $ 82 | $ 635 | $ - | $ 16,248 |
| Total investment income | 5,528 | 82 | 635 | - | 16,248 |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk |  |  |  |  |  |
| and other charges | 4,191 | 71 | 1,104 | - | 3,985 |
| Annual administrative charges | 102 | 1 | 6 | - | 80 |
| Contingent deferred sales charges | 186 | 3 | 77 | - | 242 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,429 | 40 | 574 | - | 1,797 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 5,908 | 115 | 1,761 | - | 6,104 |
| Net investment income (loss) | (380) | (33) | (1,126) | - | 10,144 |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | 669 | (158) | (69,476) | (1) | (6,867) |
| Capital gains distributions | - | - | - | - | 7,031 |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | 669 | (158) | (69,476) | (1) | 164 |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | 65,048 | 1,222 | 94,626 | 3 | 43,610 |
| Net realized and unrealized gain (loss) |  |  |  |  |  |
| on investments | 65,717 | 1,064 | 25,150 | 2 | 43,774 |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ 65,337 | $ 1,031 | $ 24,024 | $ 2 | $ 53,918 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING Van Kampen Global Franchise Portfolio - Service 2 Class | ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service 2 Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3,805 | $ 683 | $ 5,601 | $ 532 | $ 67 |
| Total investment income | 3,805 | 683 | 5,601 | 532 | 67 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 969 | 342 | 7,131 | 809 | 169 |
| Annual administrative charges | 19 | 8 | 204 | 13 | 4 |
| Contingent deferred sales charges | 30 | 8 | 305 | 23 | 7 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 524 | 144 | 1,813 | 413 | 76 |
| Amortization of deferred charges | - | - | 1 | - | - |
| Total expenses | 1,542 | 502 | 9,454 | 1,258 | 256 |
| Net investment income (loss) | 2,263 | 181 | (3,853) | (726) | (189) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (402) | 260 | (27,909) | (1,677) | (3,325) |
| Capital gains distributions | 1,695 | 712 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,293 | 972 | (27,909) | (1,677) | (3,325) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 8,737 | 2,795 | 116,163 | 11,062 | 5,929 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 10,030 | 3,767 | 88,254 | 9,385 | 2,604 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 12,293 | $ 3,948 | $ 84,401 | $ 8,659 | $ 2,415 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class | ING Diversified International Fund - Class R | ING American Century Large Company Value Portfolio - Service Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 1 | $ 10 | $ 27 | $ - |
| Total investment income | 2 | 1 | 10 | 27 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 7 | 2 | 3 | 13 | 3,888 |
| Annual administrative charges | - | - | - | - | 58 |
| Contingent deferred sales charges | - | - | - | - | 197 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 4 | 1 | 1 | 7 | 1,689 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 11 | 3 | 4 | 20 | 5,832 |
| Net investment income (loss) | (9) | (2) | 6 | 7 | (5,832) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (30) | (31) | (401) | (116) | (13,593) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (30) | (31) | (401) | (116) | (13,593) |
| Net unrealized appreciation (depreciation) of investments | 129 | 82 | 425 | 688 | 84,871 |
| Net realized and unrealized gain (loss) on investments | 99 | 51 | 24 | 572 | 71,278 |
| Net increase (decrease) in net assets resulting from operations | $ 90 | $ 49 | $ 30 | $ 579 | $ 65,446 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

|  | ING Columbia Small Cap Value Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Neuberger Berman Partners Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 1,793 | $ 1,510 | $ 757 | $ - | $ 1,973 |
| Total investment income | 1,793 | 1,510 | 757 | - | 1,973 |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk |  |  |  |  |  |
| and other charges | 2,536 | 3,779 | 816 | 1,440 | 521 |
| Annual administrative charges | 33 | 47 | 11 | 33 | 3 |
| Contingent deferred sales charges | 139 | 145 | 46 | 65 | 29 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,140 | 1,523 | 281 | 768 | 126 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 3,848 | 5,494 | 1,154 | 2,306 | 679 |
| Net investment income (loss) | (2,055) | (3,984) | (397) | (2,306) | 1,294 |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | (19,844) | (9,833) | (5,063) | (1,541) | (50,216) |
| Capital gains distributions | - | - | 862 | - | - |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | (19,844) | (9,833) | (4,201) | (1,541) | (50,216) |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | 53,172 | 72,285 | 17,143 | 24,464 | 57,119 |
| Net realized and unrealized gain (loss) |  |  |  |  |  |
| on investments | 33,328 | 62,452 | 12,942 | 22,923 | 6,903 |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ 31,273 | $ 58,468 | $ 12,545 | $ 20,617 | $ 8,197 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Service Class | ING Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 164 | $ 2,462 | $ 287 | $ 314 | $ 552 |
| Total investment income | 164 | 2,462 | 287 | 314 | 552 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 82 | 1,815 | 78 | 94 | 145 |
| Annual administrative charges | 2 | 32 | 1 | 1 | 1 |
| Contingent deferred sales charges | 4 | 91 | - | 1 | 12 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 3 | 756 | 10 | 19 | 75 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 91 | 2,694 | 89 | 115 | 233 |
| Net investment income (loss) | 73 | (232) | 198 | 199 | 319 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (325) | (11,074) | (467) | 68 | (456) |
| Capital gains distributions | 119 | 2,046 | - | 348 | 129 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (206) | (9,028) | (467) | 416 | (327) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 2,273 | 43,891 | 1,703 | 490 | 2,759 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2,067 | 34,863 | 1,236 | 906 | 2,432 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 2,140 | $ 34,631 | $ 1,434 | $ 1,105 | $ 2,751 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 457 | $ 276 | $ 28 | $ 325 | $ 19 |
| Total investment income | 457 | 276 | 28 | 325 | 19 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 136 | 100 | 14 | 64 | 65 |
| Annual administrative charges | 1 | 1 | 1 | 1 | 1 |
| Contingent deferred sales charges | 1 | 43 | - | - | 1 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 69 | 64 | 7 | 18 | 30 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 207 | 208 | 22 | 83 | 97 |
| Net investment income (loss) | 250 | 68 | 6 | 242 | (78) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (213) | (791) | (212) | (145) | (161) |
| Capital gains distributions | 12 | 9 | 10 | 24 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (201) | (782) | (202) | (121) | (161) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3,286 | 2,934 | 483 | 754 | 2,763 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 3,085 | 2,152 | 281 | 633 | 2,602 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3,335 | $ 2,220 | $ 287 | $ 875 | $ 2,524 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Initial Class | ING Thornburg Value Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 6 | $ - | $ 15 | $ 50 | $ 73 |
| Total investment income | 6 | - | 15 | 50 | 73 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 958 | 3,263 | 19 | 91 | 95 |
| Annual administrative charges | 20 | 56 | 1 | 2 | 2 |
| Contingent deferred sales charges | 27 | 148 | 1 | 3 | 14 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 364 | 1,411 | - | 33 | 39 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 1,369 | 4,878 | 21 | 129 | 150 |
| Net investment income (loss) | (1,363) | (4,878) | (6) | (79) | (77) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (9,856) | (20,024) | (14) | (291) | (729) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (9,856) | (20,024) | (14) | (291) | (729) |
| Net unrealized appreciation (depreciation) of investments | 31,516 | 71,714 | 479 | 2,354 | 2,302 |
| Net realized and unrealized gain (loss) on investments | 21,660 | 51,690 | 465 | 2,063 | 1,573 |
| Net increase (decrease) in net assets resulting from operations | $ 20,297 | $ 46,812 | $ 459 | $ 1,984 | $ 1,496 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class | ING Strategic Allocation Conservative Portfolio - Class S | ING Strategic Allocation Growth Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3,467 | $ 42 | $ 2,982 | $ 104 | $ 51 |
| Total investment income | 3,467 | 42 | 2,982 | 104 | 51 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2,416 | 17 | 2,896 | 12 | 6 |
| Annual administrative charges | 44 | 51 | - | - | - |
| Contingent deferred sales charges | 94 | 147 | - | - | - |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,100 | 1,104 | - | - | - |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 3,654 | 1,319 | 2,896 | 12 | 6 |
| Net investment income (loss) | (187) | (1,277) | 86 | 92 | 45 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (11,332) | (37) | (10,641) | (100) | (75) |
| Capital gains distributions | - | - | - | - | 29 |
| Total realized gain (loss) on investments and capital gains distributions | (11,332) | (37) | (10,641) | (100) | (46) |
| Net unrealized appreciation (depreciation) of investments | 44,003 | 447 | 43,914 | 208 | 107 |
| Net realized and unrealized gain (loss) on investments | 32,671 | 410 | 33,273 | 108 | 61 |
| Net increase (decrease) in net assets resulting from operations | $ 32,484 | $ (867) | $ 33,359 | $ 200 | $ 106 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

|  | ING Strategic Allocation Moderate Portfolio - Class S | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 49 | $ 1 | $ 5,286 | $ 770 | $ 1,024 |
| Total investment income | 49 | 1 | 5,286 | 770 | 1,024 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 6 | 1 | 5,626 | 150 | 227 |
| Annual administrative charges | - | - | 190 | (2) | 3 |
| Contingent deferred sales charges | - | - | 308 | 24 | 34 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 2 | - | 1,879 | - | 1 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 8 | 1 | 8,003 | 172 | 265 |
| Net investment income (loss) | 41 | - | (2,717) | 598 | 759 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (72) | (4) | (19,572) | (2,939) | (5,630) |
| Capital gains distributions | 17 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (55) | (4) | (19,572) | (2,939) | (5,630) |
| Net unrealized appreciation (depreciation) of investments | 108 | 28 | 101,072 | 2,033 | 4,620 |
| Net realized and unrealized gain (loss) on investments | 53 | 24 | 81,500 | (906) | (1,010) |
| Net increase (decrease) in net assets resulting from operations | $ 94 | $ 24 | $ 78,783 | $ (308) | $ (251) |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 560 | $ 359 | $ 256 | $ 155 | $ 126 |
| Total investment income | 560 | 359 | 256 | 155 | 126 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 322 | 325 | 221 | 127 | 103 |
| Annual administrative charges | 6 | 6 | 4 | 3 | 2 |
| Contingent deferred sales charges | 24 | 49 | 7 | 31 | 4 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | - | - | - | - | - |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 352 | 380 | 232 | 161 | 109 |
| Net investment income (loss) | 208 | (21) | 24 | (6) | 17 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (893) | (1,130) | (441) | (548) | (295) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (893) | (1,130) | (441) | (548) | (295) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 562 | 997 | 274 | 506 | 243 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (331) | (133) | (167) | (42) | (52) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (123) | $ (154) | $ (143) | $ (48) | $ (35) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 10 | | ING GET U.S. Core Portfolio - Series 11 | | ING GET U.S. Core Portfolio - Series 12 | | ING GET U.S. Core Portfolio - Series 13 | | ING GET U.S. Core Portfolio - Series 14 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | | | | | | |
| Income: | | | | | | | | | | |
| Dividends | $ | 130 | $ | 267 | $ | 80 | $ | 677 | $ | 2,402 |
| Total investment income | | 130 | | 267 | | 80 | | 677 | | 2,402 |
| Expenses: | | | | | | | | | | |
| Mortality, expense risk and other charges | | 100 | | 142 | | 49 | | 319 | | 1,052 |
| Annual administrative charges | | 1 | | 1 | | 1 | | 10 | | 26 |
| Contingent deferred sales charges | | 4 | | 14 | | 2 | | 3 | | 28 |
| Minimum death benefit guarantee charges | | - | | - | | - | | - | | - |
| Other contract charges | | - | | - | | - | | - | | - |
| Amortization of deferred charges | | - | | - | | - | | - | | - |
| Total expenses | | 105 | | 157 | | 52 | | 332 | | 1,106 |
| Net investment income (loss) | | 25 | | 110 | | 28 | | 345 | | 1,296 |
| **Realized and unrealized gain (loss) on investments** | | | | | | | | | | |
| Net realized gain (loss) on investments | | (248) | | (559) | | (170) | | (484) | | (310) |
| Capital gains distributions | | - | | - | | - | | - | | - |
| Total realized gain (loss) on investments and capital gains distributions | | (248) | | (559) | | (170) | | (484) | | (310) |
| Net unrealized appreciation (depreciation) of investments | | 71 | | 218 | | 65 | | (713) | | (3,050) |
| Net realized and unrealized gain (loss) on investments | | (177) | | (341) | | (105) | | (1,197) | | (3,360) |
| Net increase (decrease) in net assets resulting from operations | $ | (152) | $ | (231) | $ | (77) | $ | (852) | $ | (2,064) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING BlackRock Science and Technology Opportunities Portfolio - Class S | ING Dow Jones Euro STOXX 50 Index Portfolio - Class A | ING FTSE 100 Index Portfolio - Class A | ING Global Equity Option Portfolio - Class S | ING Hang Seng Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 29 | $ 198 |
| Total investment income | - | - | - | 29 | 198 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2,559 | 2 | 2 | 76 | 245 |
| Annual administrative charges | 60 | - | - | - | 7 |
| Contingent deferred sales charges | 116 | - | - | 8 | 12 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,111 | 1 | - | 34 | 104 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 3,846 | 3 | 2 | 118 | 368 |
| Net investment income (loss) | (3,846) | (3) | (2) | (89) | (170) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (9,989) | 13 | - | 856 | 764 |
| Capital gains distributions | - | - | - | 732 | - |
| Total realized gain (loss) on investments and capital gains distributions | (9,989) | 13 | - | 1,588 | 764 |
| Net unrealized appreciation (depreciation) of investments | 73,814 | - | 7 | (92) | 1,662 |
| Net realized and unrealized gain (loss) on investments | 63,825 | 13 | 7 | 1,496 | 2,426 |
| Net increase (decrease) in net assets resulting from operations | $ 59,979 | $ 10 | $ 5 | $ 1,407 | $ 2,256 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

|  | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class S | ING Japan Equity Index Portfolio - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 4,789 | $ 1,630 | $ 1,293 | $ - | $ - |
| Total investment income | 4,789 | 1,630 | 1,293 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2,590 | 1,899 | 1,424 | 548 | 1 |
| Annual administrative charges | 78 | 39 | 27 | 14 | - |
| Contingent deferred sales charges | 131 | 106 | 91 | 49 | - |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 733 | 770 | 614 | 201 | 1 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 3,532 | 2,814 | 2,156 | 812 | 2 |
| Net investment income (loss) | 1,257 | (1,184) | (863) | (812) | (2) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (20,494) | (15,463) | (11,004) | (531) | (9) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (20,494) | (15,463) | (11,004) | (531) | (9) |
| Net unrealized appreciation (depreciation) of investments | 49,484 | 45,570 | 28,599 | 8,690 | 2 |
| Net realized and unrealized gain (loss) on investments | 28,990 | 30,107 | 17,595 | 8,159 | (7) |
| Net increase (decrease) in net assets resulting from operations | $ 30,247 | $ 28,923 | $ 16,732 | $ 7,347 | $ (9) |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Opportunistic Large Cap Growth Portfolio - Class S | ING Opportunistic Large Cap Portfolio - Class S | ING Russell™ Global Large Cap Index 75% Portfolio - Class S | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 312 | $ 295 | $ - | $ - |
| Total investment income | 1 | 312 | 295 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 2 | 167 | 181 | 1,071 | 2,976 |
| Annual administrative charges | - | 5 | 2 | 53 | 165 |
| Contingent deferred sales charges | - | 20 | 3 | 57 | 109 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | - | 44 | 69 | 465 | 768 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 2 | 236 | 255 | 1,646 | 4,018 |
| Net investment income (loss) | (1) | 76 | 40 | (1,646) | (4,018) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (181) | (1,624) | 275 | 1,187 | 1,260 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (181) | (1,624) | 275 | 1,187 | 1,260 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 231 | 2,712 | 2,749 | 21,056 | 58,609 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 50 | 1,088 | 3,024 | 22,243 | 59,869 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 49 | $ 1,164 | $ 3,064 | $ 20,597 | $ 55,851 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class S | ING Russell™ Small Cap Index Portfolio - Class S | ING Small Company Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ 320 |
| Total investment income | - | - | - | - | 320 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 173 | 1,633 | 871 | 1,479 | 890 |
| Annual administrative charges | 7 | 100 | 17 | 27 | 15 |
| Contingent deferred sales charges | 8 | 66 | 28 | 58 | 62 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 37 | 473 | 336 | 630 | 364 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 225 | 2,272 | 1,252 | 2,194 | 1,331 |
| Net investment income (loss) | (225) | (2,272) | (1,252) | (2,194) | (1,011) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 367 | 1,109 | (3,279) | (12,526) | (8,664) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 367 | 1,109 | (3,279) | (12,526) | (8,664) |
| Net unrealized appreciation (depreciation) of investments | 3,245 | 28,135 | 21,683 | 34,800 | 22,788 |
| Net realized and unrealized gain (loss) on investments | 3,612 | 29,244 | 18,404 | 22,274 | 14,124 |
| Net increase (decrease) in net assets resulting from operations | $ 3,387 | $ 26,972 | $ 17,152 | $ 20,080 | $ 13,113 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | ING U.S. Bond Index Portfolio - Class S | ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5,255 | $ - | $ 151 | $ 303 | $ - |
| Total investment income | 5,255 | - | 151 | 303 | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 4,301 | 2,951 | 98 | 4,089 | 895 |
| Annual administrative charges | 62 | 41 | 1 | 165 | 26 |
| Contingent deferred sales charges | 280 | 158 | - | 181 | 49 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 1,710 | 1,447 | 40 | 1,267 | 433 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 6,353 | 4,597 | 139 | 5,702 | 1,403 |
| Net investment income (loss) | (1,098) | (4,597) | 12 | (5,399) | (1,403) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3,864 | (18,171) | (1,275) | (15,469) | (893) |
| Capital gains distributions | 2,030 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 5,894 | (18,171) | (1,275) | (15,469) | (893) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3,568 | 68,090 | 3,426 | 101,185 | 15,414 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 9,462 | 49,919 | 2,151 | 85,716 | 14,521 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 8,364 | $ 45,322 | $ 2,163 | $ 80,317 | $ 13,118 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Operations**
**For the year ended December 31, 2009**
*(Dollars in thousands)*

| | Legg Mason ClearBridge Variable Investors Portfolio | Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | Legg Mason Western Asset Variable High Income Portfolio | Legg Mason Western Asset Variable Money Market Portfolio | Oppenheimer Main Street Small Cap Fund®/VA - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ - | $ 8 | $ - | $ 6 |
| Total investment income | 1 | - | 8 | - | 6 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 1 | 1 | - | 12 |
| Annual administrative charges | - | - | - | - | - |
| Contingent deferred sales charges | - | - | - | - | - |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | - | - | - | - | 5 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 1 | 1 | 1 | - | 17 |
| Net investment income (loss) | - | (1) | 7 | - | (11) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (7) | (7) | (2) | - | (77) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (7) | (7) | (2) | - | (77) |
| Net unrealized appreciation (depreciation) of investments | 22 | 17 | 23 | - | 471 |
| Net realized and unrealized gain (loss) on investments | 15 | 10 | 21 | - | 394 |
| Net increase (decrease) in net assets resulting from operations | $ 15 | $ 9 | $ 28 | $ - | $ 383 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income VCT Portfolio - Class II | Pioneer Small Cap Value VCT Portfolio - Class II | ProFund VP Bull | ProFund VP Europe 30 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 275 | $ 427 | $ - | $ 95 | $ 264 |
| Total investment income | 275 | 427 | - | 95 | 264 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 89 | 140 | 9 | 241 | 166 |
| Annual administrative charges | 1 | 1 | - | 9 | 4 |
| Contingent deferred sales charges | - | - | 1 | 13 | 18 |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 23 | 49 | 1 | 111 | 77 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 113 | 190 | 11 | 374 | 265 |
| Net investment income (loss) | 162 | 237 | (11) | (279) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (65) | (1,049) | (2,985) | (848) | (1,510) |
| Capital gains distributions | 406 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 341 | (1,049) | (2,985) | (848) | (1,510) |
| Net unrealized appreciation (depreciation) of investments | 872 | 2,633 | 2,845 | 3,813 | 3,915 |
| Net realized and unrealized gain (loss) on investments | 1,213 | 1,584 | (140) | 2,965 | 2,405 |
| Net increase (decrease) in net assets resulting from operations | $ 1,375 | $ 1,821 | $ (151) | $ 2,686 | $ 2,404 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

| | ProFund VP Rising Rates Opportunity | Wells Fargo Advantage Asset Allocation Fund | Wells Fargo Advantage C&B Large Cap Value Fund | Wells Fargo Advantage Equity Income Fund | Wells Fargo Advantage Large Company Growth Fund |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 76 | $ 37 | $ 4 | $ 10 | $ 5 |
| Total investment income | 76 | 37 | 4 | 10 | 5 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 253 | 32 | 4 | 10 | 27 |
| Annual administrative charges | 6 | 1 | - | - | - |
| Contingent deferred sales charges | 15 | - | - | - | - |
| Minimum death benefit guarantee charges | - | - | - | - | - |
| Other contract charges | 86 | 17 | 2 | 3 | 13 |
| Amortization of deferred charges | - | - | - | - | - |
| Total expenses | 360 | 50 | 6 | 13 | 40 |
| Net investment income (loss) | (284) | (13) | (2) | (3) | (35) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,153) | (104) | (11) | (30) | (11) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2,153) | (104) | (11) | (30) | (11) |
| Net unrealized appreciation (depreciation) of investments | 6,093 | 324 | 67 | 102 | 524 |
| Net realized and unrealized gain (loss) on investments | 3,940 | 220 | 56 | 72 | 513 |
| Net increase (decrease) in net assets resulting from operations | $ 3,656 | $ 207 | $ 54 | $ 69 | $ 478 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the year ended December 31, 2009
*(Dollars in thousands)*

|  | Wells Fargo Advantage Money Market Fund | Wells Fargo Advantage Small Cap Growth Fund | Wells Fargo Advantage Total Return Bond Fund |
|---|---|---|---|
| **Net investment income (loss)** |  |  |  |
| Income: |  |  |  |
|   Dividends | $ - | $ - | $ 47 |
| Total investment income | - | - | 47 |
| Expenses: |  |  |  |
|   Mortality, expense risk |  |  |  |
|     and other charges | 1 | 8 | 19 |
|   Annual administrative charges | - | - | - |
|   Contingent deferred sales charges | - | - | - |
|   Minimum death benefit guarantee charges | - | - | - |
|   Other contract charges | - | 4 | 7 |
|   Amortization of deferred charges | - | - | - |
| Total expenses | 1 | 12 | 26 |
| Net investment income (loss) | (1) | (12) | 21 |
|  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |
|   **on investments** |  |  |  |
| Net realized gain (loss) on investments | - | (62) | 1 |
| Capital gains distributions | - | - | 4 |
| Total realized gain (loss) on investments |  |  |  |
|   and capital gains distributions | - | (62) | 5 |
| Net unrealized appreciation |  |  |  |
|   (depreciation) of investments | - | 249 | 65 |
| Net realized and unrealized gain (loss) |  |  |  |
|   on investments | - | 187 | 70 |
| Net increase (decrease) in net assets |  |  |  |
|   resulting from operations | $ (1) | $ 175 | $ 91 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | AIM V.I. Leisure Fund - Series I Shares | BlackRock Global Allocation V.I. Fund - Class III | Columbia Asset Allocation Fund, Variable Series - Class A | Columbia Federal Securities Fund, Variable Series - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 42,305 | $ - | $ 668 | $ 80 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (438) | 7,155 | 10 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 4,232 | 591 | 71 | (6) |
| Net unrealized appreciation (depreciation) of investments | (19,898) | (54,254) | (231) | 4 |
| Net increase (decrease) in net assets from operations | (16,104) | (46,508) | (150) | 2 |
| Changes from principal transactions: | | | | |
| Premiums | 48 | 222,833 | - | - |
| Death Benefits | (251) | (1,171) | (51) | - |
| Surrenders and withdrawals | (8,138) | 222,426 | (205) | (55) |
| Transfers between Divisions (including fixed account), net | 2 | 220 | - | - |
| Increase (decrease) in net assets derived from principal transactions | (8,339) | 444,308 | (256) | (55) |
| Total increase (decrease) in net assets | (24,443) | 397,800 | (406) | (53) |
| **Net assets at December 31, 2008** | 17,862 | 397,800 | 262 | 27 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (152) | (2,728) | 7 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (3,132) | (6,491) | (3) | - |
| Net unrealized appreciation (depreciation) of investments | 7,970 | 153,606 | 52 | (1) |
| Net increase (decrease) in net assets from operations | 4,686 | 144,387 | 56 | 1 |
| Changes from principal transactions: | | | | |
| Premiums | 5 | 133,817 | - | - |
| Death Benefits | (167) | (4,568) | - | - |
| Surrenders and withdrawals | (935) | (17,228) | (5) | (6) |
| Transfers between Divisions (including fixed account), net | (1,330) | 321,397 | (5) | - |
| Increase (decrease) in net assets derived from principal transactions | (2,427) | 433,418 | (10) | (6) |
| Total increase (decrease) in net assets | 2,259 | 577,805 | 46 | (5) |
| **Net assets at December 31, 2009** | $ 20,121 | $ 975,605 | $ 308 | $ 22 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Columbia Large Cap Growth Fund, Variable Series - Class A | Columbia Small Cap Value Fund, Variable Series - Class B | Columbia Small Company Growth Fund, Variable Series - Class A | Fidelity® VIP Equity-Income Portfolio - Service Class 2 |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 484 | $ 256,889 | $ 91 | $ 373,387 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (4,187) | (1) | (605) |
| Total realized gain (loss) on investments and capital gains distributions | (1) | 23,641 | 10 | (12,351) |
| Net unrealized appreciation (depreciation) of investments | (189) | (86,156) | (47) | (132,398) |
| Net increase (decrease) in net assets from operations | (195) | (66,702) | (38) | (145,354) |
| Changes from principal transactions: | | | | |
| Premiums | - | 97 | - | 15,056 |
| Death Benefits | (2) | (1,208) | - | (2,590) |
| Surrenders and withdrawals | (29) | (47,462) | (2) | (73,720) |
| Transfers between Divisions (including fixed account), net | - | 125 | - | 277 |
| Increase (decrease) in net assets derived from principal transactions | (31) | (48,448) | (2) | (60,977) |
| Total increase (decrease) in net assets | (226) | (115,150) | (40) | (206,331) |
| **Net assets at December 31, 2008** | 258 | 141,739 | 51 | 167,056 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (2,571) | (1) | (799) |
| Total realized gain (loss) on investments and capital gains distributions | (3) | (10,509) | (2) | (20,914) |
| Net unrealized appreciation (depreciation) of investments | 87 | 39,355 | 10 | 60,712 |
| Net increase (decrease) in net assets from operations | 82 | 26,275 | 7 | 38,999 |
| Changes from principal transactions: | | | | |
| Premiums | - | 65 | - | 1,200 |
| Death Benefits | (7) | (1,659) | (17) | (2,297) |
| Surrenders and withdrawals | (2) | (5,785) | (16) | (8,937) |
| Transfers between Divisions (including fixed account), net | - | (10,569) | - | (12,767) |
| Increase (decrease) in net assets derived from principal transactions | (9) | (17,948) | (33) | (22,801) |
| Total increase (decrease) in net assets | 73 | 8,327 | (26) | 16,198 |
| **Net assets at December 31, 2009** | $ 331 | $ 150,066 | $ 25 | $ 183,254 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Fidelity® VIP Contrafund® Portfolio - Service Class 2 | Franklin Small Cap Value Securities Fund - Class 2 | ING Balanced Portfolio - Class S | ING Intermediate Bond Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 922,587 | $ 8,548 | $ 9,901 | $ 1,068,161 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (11,521) | (16) | 151 | 40,270 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 8,137 | 520 | 349 | 11,087 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (467,013) | (3,792) | (3,303) | (189,985) |
| Net increase (decrease) in net assets from operations | (470,397) | (3,288) | (2,803) | (138,628) |
| Changes from principal transactions: | | | | |
| Premiums | 225,354 | 3,142 | 1,422 | 251,904 |
| Death Benefits | (8,332) | (3) | (254) | (10,787) |
| Surrenders and withdrawals | (13,373) | (1,153) | (1,867) | (49,564) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 659 | - | - | 1,214 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 204,308 | 1,986 | (699) | 192,767 |
| Total increase (decrease) in net assets | (266,089) | (1,302) | (3,502) | 54,139 |
| **Net assets at December 31, 2008** | 656,498 | 7,246 | 6,399 | 1,122,300 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9,570) | 16 | 180 | 44,578 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (97,340) | (22) | (448) | (25,677) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 315,224 | 2,746 | 1,277 | 77,998 |
| Net increase (decrease) in net assets from operations | 208,314 | 2,740 | 1,009 | 96,899 |
| Changes from principal transactions: | | | | |
| Premiums | 36,945 | 2,853 | 283 | 67,971 |
| Death Benefits | (5,993) | (129) | (99) | (12,576) |
| Surrenders and withdrawals | (27,878) | (338) | (408) | (74,361) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (72,203) | (257) | (285) | 41,079 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (69,129) | 2,129 | (509) | 22,113 |
| Total increase (decrease) in net assets | 139,185 | 4,869 | 500 | 119,012 |
| **Net assets at December 31, 2009** | $ 795,683 | $ 12,115 | $ 6,899 | $ 1,241,312 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class | ING American Funds Asset Allocation Portfolio | ING American Funds Bond Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 431,682 | $ 18,868 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6,542) | (365) | (1,353) | (2,803) |
| Total realized gain (loss) on investments and capital gains distributions | 62,059 | 2,344 | (1,220) | (1,802) |
| Net unrealized appreciation (depreciation) of investments | (240,695) | (10,453) | (22,925) | (15,657) |
| Net increase (decrease) in net assets from operations | (185,178) | (8,474) | (25,498) | (20,262) |
| Changes from principal transactions: | | | | |
| Premiums | 23,279 | 197 | 119,105 | 161,909 |
| Death Benefits | (6,938) | (93) | (105) | (793) |
| Surrenders and withdrawals | (71,710) | (1,637) | 54,827 | 111,211 |
| Transfers between Divisions (including fixed account), net | 452 | 3 | 40 | 103 |
| Increase (decrease) in net assets derived from principal transactions | (54,917) | (1,530) | 173,867 | 272,430 |
| Total increase (decrease) in net assets | (240,095) | (10,004) | 148,369 | 252,168 |
| **Net assets at December 31, 2008** | 191,587 | 8,864 | 148,369 | 252,168 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,719) | (157) | (2,157) | 3,523 |
| Total realized gain (loss) on investments and capital gains distributions | (154,075) | (7,717) | (1,029) | (1,758) |
| Net unrealized appreciation (depreciation) of investments | 199,076 | 9,849 | 54,499 | 34,679 |
| Net increase (decrease) in net assets from operations | 42,282 | 1,975 | 51,313 | 36,444 |
| Changes from principal transactions: | | | | |
| Premiums | 3,748 | 12 | 66,114 | 75,041 |
| Death Benefits | (3,240) | (31) | (2,359) | (2,949) |
| Surrenders and withdrawals | (8,346) | (151) | (6,172) | (16,202) |
| Transfers between Divisions (including fixed account), net | (226,031) | (10,669) | 48,943 | 139,875 |
| Increase (decrease) in net assets derived from principal transactions | (233,869) | (10,839) | 106,526 | 195,765 |
| Total increase (decrease) in net assets | (191,587) | (8,864) | 157,839 | 232,209 |
| **Net assets at December 31, 2009** | $ - | $ - | $ 306,208 | $ 484,377 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING American Funds Growth Portfolio | ING American Funds Growth-Income Portfolio | ING American Funds International Portfolio | ING American Funds World Allocation Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 2,455,766 | $ 1,595,008 | $ 1,548,000 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (33,533) | (12,482) | (6,347) | (23) |
| Total realized gain (loss) on investments and capital gains distributions | 178,272 | 59,959 | 101,181 | - |
| Net unrealized appreciation (depreciation) of investments | (1,354,204) | (725,097) | (830,068) | 386 |
| Net increase (decrease) in net assets from operations | (1,209,465) | (677,620) | (735,234) | 363 |
| Changes from principal transactions: | | | | |
| Premiums | 414,568 | 278,361 | 270,467 | 10,735 |
| Death Benefits | (22,031) | (15,493) | (12,839) | - |
| Surrenders and withdrawals | (96,239) | (107,104) | (117,571) | 2,030 |
| Transfers between Divisions (including fixed account), net | 1,666 | 1,733 | 953 | - |
| Increase (decrease) in net assets derived from principal transactions | 297,964 | 157,497 | 141,010 | 12,765 |
| Total increase (decrease) in net assets | (911,501) | (520,123) | (594,224) | 13,128 |
| **Net assets at December 31, 2008** | 1,544,265 | 1,074,885 | 953,776 | 13,128 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12,912) | (2,549) | 10,937 | (1,090) |
| Total realized gain (loss) on investments and capital gains distributions | 201,868 | 68,958 | 179,814 | 2,582 |
| Net unrealized appreciation (depreciation) of investments | 356,847 | 228,716 | 174,029 | 14,266 |
| Net increase (decrease) in net assets from operations | 545,803 | 295,125 | 364,780 | 15,758 |
| Changes from principal transactions: | | | | |
| Premiums | 112,850 | 71,842 | 62,374 | 32,022 |
| Death Benefits | (19,814) | (18,164) | (12,514) | (381) |
| Surrenders and withdrawals | (65,388) | (44,684) | (41,254) | (1,313) |
| Transfers between Divisions (including fixed account), net | (13,269) | (2,615) | 60,133 | 42,865 |
| Increase (decrease) in net assets derived from principal transactions | 14,379 | 6,379 | 68,739 | 73,193 |
| Total increase (decrease) in net assets | 560,182 | 301,504 | 433,519 | 88,951 |
| **Net assets at December 31, 2009** | $ 2,104,447 | $ 1,376,389 | $ 1,387,295 | $ 102,079 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Artio Foreign Portfolio - Service Class | ING Artio Foreign Portfolio - Service 2 Class | ING BlackRock Inflation Protected Bond Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 908,393 | $ 74,247 | $ - | $ 244 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (17,585) | (1,529) | - | (2) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 95,942 | 7,609 | - | 14 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (497,266) | (39,130) | - | (103) |
| Net increase (decrease) in net assets from operations | (418,909) | (33,050) | - | (91) |
| Changes from principal transactions: | | | | |
| Premiums | 133,540 | 527 | - | - |
| Death Benefits | (6,321) | (565) | - | - |
| Surrenders and withdrawals | (118,122) | (2,203) | - | (22) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 688 | (1) | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 9,785 | (2,242) | - | (22) |
| Total increase (decrease) in net assets | (409,124) | (35,292) | - | (113) |
| **Net assets at December 31, 2008** | 499,269 | 38,955 | - | 131 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,851 | 80 | 432 | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (27,947) | (1,526) | 1,080 | (11) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 106,632 | 7,567 | 2,623 | 49 |
| Net increase (decrease) in net assets from operations | 82,536 | 6,121 | 4,135 | 38 |
| Changes from principal transactions: | | | | |
| Premiums | 24,582 | 184 | 18,430 | - |
| Death Benefits | (5,102) | (305) | (215) | - |
| Surrenders and withdrawals | (22,455) | (901) | (3,618) | (12) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 22,826 | 2,683 | 140,669 | (9) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 19,851 | 1,661 | 155,266 | (21) |
| Total increase (decrease) in net assets | 102,387 | 7,782 | 159,401 | 17 |
| **Net assets at December 31, 2009** | $ 601,656 | $ 46,737 | $ 159,401 | $ 148 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 153,507 | $ 57,552 | $ 4,303 | $ 145,395 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,917) | (876) | (78) | (3,367) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 8,373 | 1,124 | 184 | (9,292) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (69,280) | (18,792) | (1,532) | (69,097) |
| Net increase (decrease) in net assets from operations | (63,824) | (18,544) | (1,426) | (81,756) |
| Changes from principal transactions: | | | | |
| Premiums | 18,099 | 12 | - | 44,889 |
| Death Benefits | (1,914) | (619) | (33) | (1,440) |
| Surrenders and withdrawals | (11,624) | (10,858) | (638) | 11,290 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 101 | 54 | 6 | 172 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 4,662 | (11,411) | (665) | 54,911 |
| Total increase (decrease) in net assets | (59,162) | (29,955) | (2,091) | (26,845) |
| **Net assets at December 31, 2008** | 94,345 | 27,597 | 2,212 | 118,550 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,504) | (553) | (55) | (4) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (12,056) | (3,536) | (108) | (21,929) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 42,442 | 6,048 | 344 | 59,954 |
| Net increase (decrease) in net assets from operations | 27,882 | 1,959 | 181 | 38,021 |
| Changes from principal transactions: | | | | |
| Premiums | 7,152 | 11 | - | 10,057 |
| Death Benefits | (1,087) | (536) | (53) | (930) |
| Surrenders and withdrawals | (5,837) | (1,250) | (101) | (3,988) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 7,710 | (2,589) | (50) | (10,674) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 7,938 | (4,364) | (204) | (5,535) |
| Total increase (decrease) in net assets | 35,820 | (2,405) | (23) | 32,486 |
| **Net assets at December 31, 2009** | $ 130,165 | $ 25,192 | $ 2,189 | $ 151,036 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Clarion Global Real Estate Portfolio - Service 2 Class | ING Clarion Real Estate Portfolio - Service Class | ING Clarion Real Estate Portfolio - Service 2 Class | ING Evergreen Health Sciences Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 2,736 | $ 578,834 | $ 30,569 | $ 205,635 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (61) | (5,413) | (411) | (4,148) |
| Total realized gain (loss) on investments and capital gains distributions | (169) | 82,687 | 4,652 | 9,968 |
| Net unrealized appreciation (depreciation) of investments | (1,052) | (269,772) | (15,142) | (75,064) |
| Net increase (decrease) in net assets from operations | (1,282) | (192,498) | (10,901) | (69,244) |
| Changes from principal transactions: | | | | |
| Premiums | 38 | 10,443 | 219 | 21,772 |
| Death Benefits | (45) | (5,616) | (134) | (1,430) |
| Surrenders and withdrawals | 248 | (120,639) | (3,901) | 7,981 |
| Transfers between Divisions (including fixed account), net | - | 314 | 4 | 35 |
| Increase (decrease) in net assets derived from principal transactions | 241 | (115,498) | (3,812) | 28,358 |
| Total increase (decrease) in net assets | (1,041) | (307,996) | (14,713) | (40,886) |
| **Net assets at December 31, 2008** | 1,695 | 270,838 | 15,856 | 164,749 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (10) | 3,726 | 149 | (4,420) |
| Total realized gain (loss) on investments and capital gains distributions | (229) | (49,240) | (2,219) | (8,794) |
| Net unrealized appreciation (depreciation) of investments | 807 | 121,520 | 6,801 | 38,662 |
| Net increase (decrease) in net assets from operations | 568 | 76,006 | 4,731 | 25,448 |
| Changes from principal transactions: | | | | |
| Premiums | 5 | 1,030 | 33 | 9,457 |
| Death Benefits | - | (3,376) | (158) | (1,196) |
| Surrenders and withdrawals | (73) | (16,270) | (465) | (7,477) |
| Transfers between Divisions (including fixed account), net | 104 | (21,002) | (1,161) | (11,165) |
| Increase (decrease) in net assets derived from principal transactions | 36 | (39,618) | (1,751) | (10,381) |
| Total increase (decrease) in net assets | 604 | 36,388 | 2,980 | 15,067 |
| **Net assets at December 31, 2009** | $ 2,299 | $ 307,226 | $ 18,836 | $ 179,816 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Evergreen Omega Portfolio - Service Class | ING Evergreen Omega Portfolio - Service 2 Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 8,527 | $ 1,301 | $ 1,061,996 | $ 47,072 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (152) | (28) | (12,891) | (842) |
| Total realized gain (loss) on investments and capital gains distributions | (57) | 137 | 60,933 | 2,873 |
| Net unrealized appreciation (depreciation) of investments | (2,013) | (467) | (463,280) | (20,323) |
| Net increase (decrease) in net assets from operations | (2,222) | (358) | (415,238) | (18,292) |
| Changes from principal transactions: | | | | |
| Premiums | 1,032 | - | 69,623 | 224 |
| Death Benefits | (47) | (8) | (13,694) | (400) |
| Surrenders and withdrawals | 1,625 | (135) | (122,565) | (3,226) |
| Transfers between Divisions (including fixed account), net | 1 | 2 | 960 | 9 |
| Increase (decrease) in net assets derived from principal transactions | 2,611 | (141) | (65,676) | (3,393) |
| Total increase (decrease) in net assets | 389 | (499) | (480,914) | (21,685) |
| **Net assets at December 31, 2008** | 8,916 | 802 | 581,082 | 25,387 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (889) | (24) | (12,891) | (705) |
| Total realized gain (loss) on investments and capital gains distributions | (215) | (26) | (28,190) | (869) |
| Net unrealized appreciation (depreciation) of investments | 17,391 | 312 | 241,241 | 10,062 |
| Net increase (decrease) in net assets from operations | 16,287 | 262 | 200,160 | 8,488 |
| Changes from principal transactions: | | | | |
| Premiums | 6,378 | - | 20,215 | 79 |
| Death Benefits | (271) | (11) | (9,250) | (372) |
| Surrenders and withdrawals | (2,612) | (8) | (37,819) | (743) |
| Transfers between Divisions (including fixed account), net | 64,738 | (166) | 11,618 | (403) |
| Increase (decrease) in net assets derived from principal transactions | 68,233 | (185) | (15,236) | (1,439) |
| Total increase (decrease) in net assets | 84,520 | 77 | 184,924 | 7,049 |
| **Net assets at December 31, 2009** | $ 93,436 | $ 879 | $ 766,006 | $ 32,436 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Focus 5 Portfolio - Service Class | ING Franklin Income Portfolio - Service Class | ING Franklin Income Portfolio - Service 2 Class | ING Franklin Mutual Shares Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 99,541 | $ 342,076 | $ 9,020 | $ 199,485 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (389) | 2,763 | 25 | 2,201 |
| Total realized gain (loss) on investments and capital gains distributions | (7,459) | (5,413) | (547) | (6,659) |
| Net unrealized appreciation (depreciation) of investments | (76,000) | (125,039) | (2,514) | (82,809) |
| Net increase (decrease) in net assets from operations | (83,848) | (127,689) | (3,036) | (87,267) |
| Changes from principal transactions: | | | | |
| Premiums | 112,585 | 71,357 | 186 | 42,441 |
| Death Benefits | (668) | (4,670) | (22) | (2,111) |
| Surrenders and withdrawals | 3,132 | 6,955 | (293) | (6,388) |
| Transfers between Divisions (including fixed account), net | 7 | 388 | (3) | 154 |
| Increase (decrease) in net assets derived from principal transactions | 115,056 | 74,030 | (132) | 34,096 |
| Total increase (decrease) in net assets | 31,208 | (53,659) | (3,168) | (53,171) |
| **Net assets at December 31, 2008** | 130,749 | 288,417 | 5,852 | 146,314 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3,620) | 14,845 | 270 | (3,770) |
| Total realized gain (loss) on investments and capital gains distributions | (19,278) | (12,855) | (883) | (13,244) |
| Net unrealized appreciation (depreciation) of investments | 48,080 | 88,813 | 2,414 | 52,591 |
| Net increase (decrease) in net assets from operations | 25,182 | 90,803 | 1,801 | 35,577 |
| Changes from principal transactions: | | | | |
| Premiums | 13,138 | 20,434 | 42 | 11,316 |
| Death Benefits | (653) | (4,819) | (20) | (2,206) |
| Surrenders and withdrawals | (3,373) | (18,221) | (115) | (5,918) |
| Transfers between Divisions (including fixed account), net | (10,732) | 55,039 | 297 | 2,456 |
| Increase (decrease) in net assets derived from principal transactions | (1,620) | 52,433 | 204 | 5,648 |
| Total increase (decrease) in net assets | 23,562 | 143,236 | 2,005 | 41,225 |
| **Net assets at December 31, 2009** | $ 154,311 | $ 431,653 | $ 7,857 | $ 187,539 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Franklin Templeton Founding Strategy Portfolio - Service Class | ING Global Resources Portfolio - Service Class | ING Global Resources Portfolio - Service 2 Class | ING Growth and Income Portfolio II - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 520,590 | $ 828,047 | $ 41,169 | $ 352,697 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (16,020) | (5,155) | (428) | (5,239) |
| Total realized gain (loss) on investments and capital gains distributions | (5,642) | 157,644 | 7,343 | 47,518 |
| Net unrealized appreciation (depreciation) of investments | (305,460) | (567,168) | (24,926) | (219,795) |
| Net increase (decrease) in net assets from operations | (327,122) | (414,679) | (18,011) | (177,516) |
| Changes from principal transactions: | | | | |
| Premiums | 378,301 | 151,559 | 728 | 7,812 |
| Death Benefits | (4,052) | (6,652) | (251) | (3,753) |
| Surrenders and withdrawals | 115,827 | (11,801) | (1,108) | (52,365) |
| Transfers between Divisions (including fixed account), net | 475 | 527 | 4 | 177 |
| Increase (decrease) in net assets derived from principal transactions | 490,551 | 133,633 | (627) | (48,129) |
| Total increase (decrease) in net assets | 163,429 | (281,046) | (18,638) | (225,645) |
| **Net assets at December 31, 2008** | 684,019 | 547,001 | 22,531 | 127,052 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,365 | (14,498) | (706) | 1,668 |
| Total realized gain (loss) on investments and capital gains distributions | (22,951) | (48,883) | (490) | (163,053) |
| Net unrealized appreciation (depreciation) of investments | 202,439 | 251,057 | 8,414 | 177,974 |
| Net increase (decrease) in net assets from operations | 181,853 | 187,676 | 7,218 | 16,589 |
| Changes from principal transactions: | | | | |
| Premiums | 36,831 | 23,197 | 58 | 58 |
| Death Benefits | (6,783) | (5,280) | (267) | (1,169) |
| Surrenders and withdrawals | (20,041) | (27,040) | (809) | (3,347) |
| Transfers between Divisions (including fixed account), net | (25,988) | (33,493) | (242) | (139,183) |
| Increase (decrease) in net assets derived from principal transactions | (15,981) | (42,616) | (1,260) | (143,641) |
| Total increase (decrease) in net assets | 165,872 | 145,060 | 5,958 | (127,052) |
| **Net assets at December 31, 2009** | $ 849,891 | $ 692,061 | $ 28,489 | $ - |

*The accompanying notes are an integral part of these financial statements.*

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Growth and Income Portfolio II - Service 2 Class | ING Index Plus International Equity Portfolio - Service Class | ING Index Plus International Equity Portfolio - Service 2 Class | ING International Growth Opportunities Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 25,414 | $ 41,029 | $ 800 | $ 142,378 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (439) | 1,178 | 14 | (851) |
| Total realized gain (loss) on investments and capital gains distributions | 2,995 | 4,668 | 93 | 21,250 |
| Net unrealized appreciation (depreciation) of investments | (15,817) | (21,719) | (384) | (87,278) |
| Net increase (decrease) in net assets from operations | (13,261) | (15,873) | (277) | (66,879) |
| Changes from principal transactions: | | | | |
| Premiums | 62 | 1,354 | - | 12 |
| Death Benefits | (142) | (272) | (6) | (2,214) |
| Surrenders and withdrawals | (2,380) | (9,007) | (234) | (20,283) |
| Transfers between Divisions (including fixed account), net | 15 | 18 | 1 | 155 |
| Increase (decrease) in net assets derived from principal transactions | (2,445) | (7,907) | (239) | (22,330) |
| Total increase (decrease) in net assets | (15,706) | (23,780) | (516) | (89,209) |
| **Net assets at December 31, 2008** | 9,708 | 17,249 | 284 | 53,169 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 74 | 798 | 12 | 1,126 |
| Total realized gain (loss) on investments and capital gains distributions | (13,252) | (18,492) | (303) | (57,152) |
| Net unrealized appreciation (depreciation) of investments | 14,414 | 20,269 | 338 | 74,924 |
| Net increase (decrease) in net assets from operations | 1,236 | 2,575 | 47 | 18,898 |
| Changes from principal transactions: | | | | |
| Premiums | 8 | 188 | - | 7 |
| Death Benefits | (41) | (160) | - | (998) |
| Surrenders and withdrawals | (270) | (420) | - | (2,792) |
| Transfers between Divisions (including fixed account), net | (10,641) | (19,432) | (331) | (68,284) |
| Increase (decrease) in net assets derived from principal transactions | (10,944) | (19,824) | (331) | (72,067) |
| Total increase (decrease) in net assets | (9,708) | (17,249) | (284) | (53,169) |
| **Net assets at December 31, 2009** | $ - | $ - | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING International Growth Opportunities Portfolio - Service 2 Class | ING Janus Contrarian Portfolio - Service Class | ING Janus Contrarian Portfolio - Service 2 Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 10,823 | $ 784,615 | $ 39,413 | $ 867,350 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (126) | (11,329) | (689) | 835 |
| Total realized gain (loss) on investments and capital gains distributions | 1,765 | 75,912 | 3,638 | 97,310 |
| Net unrealized appreciation (depreciation) of investments | (7,142) | (482,952) | (22,459) | (565,466) |
| Net increase (decrease) in net assets from operations | (5,503) | (418,369) | (19,510) | (467,321) |
| Changes from principal transactions: | | | | |
| Premiums | - | 108,758 | 282 | 133,882 |
| Death Benefits | (26) | (8,543) | (390) | (6,376) |
| Surrenders and withdrawals | (841) | (59,259) | (1,044) | (113,007) |
| Transfers between Divisions (including fixed account), net | (2) | 771 | (6) | 340 |
| Increase (decrease) in net assets derived from principal transactions | (869) | 41,727 | (1,158) | 14,839 |
| Total increase (decrease) in net assets | (6,372) | (376,642) | (20,668) | (452,482) |
| **Net assets at December 31, 2008** | 4,451 | 407,973 | 18,745 | 414,868 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 56 | (8,213) | (490) | (6,551) |
| Total realized gain (loss) on investments and capital gains distributions | (4,645) | (89,271) | (3,292) | 11,967 |
| Net unrealized appreciation (depreciation) of investments | 6,204 | 218,338 | 9,247 | 287,371 |
| Net increase (decrease) in net assets from operations | 1,615 | 120,854 | 5,465 | 292,787 |
| Changes from principal transactions: | | | | |
| Premiums | - | 13,395 | 43 | 22,967 |
| Death Benefits | (44) | (4,930) | (186) | (6,490) |
| Surrenders and withdrawals | (256) | (19,225) | (564) | (23,885) |
| Transfers between Divisions (including fixed account), net | (5,766) | (57,794) | (1,647) | (7,800) |
| Increase (decrease) in net assets derived from principal transactions | (6,066) | (68,554) | (2,354) | (15,208) |
| Total increase (decrease) in net assets | (4,451) | 52,300 | 3,111 | 277,579 |
| **Net assets at December 31, 2009** | $ - | $ 460,273 | $ 21,856 | $ 692,447 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | ING JPMorgan Value Opportunities Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 47,813 | $ 236,387 | $ 50,959 | $ 41,470 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (152) | (3,686) | (992) | 272 |
| Total realized gain (loss) on investments and capital gains distributions | 5,170 | 11,625 | 4,188 | 491 |
| Net unrealized appreciation (depreciation) of investments | (29,383) | (73,261) | (18,127) | (15,071) |
| Net increase (decrease) in net assets from operations | (24,365) | (65,322) | (14,931) | (14,308) |
| Changes from principal transactions: | | | | |
| Premiums | 424 | 9,101 | 64 | 198 |
| Death Benefits | (372) | (1,567) | (164) | (991) |
| Surrenders and withdrawals | (2,816) | (52,474) | (5,944) | (8,243) |
| Transfers between Divisions (including fixed account), net | 2 | 198 | 24 | 98 |
| Increase (decrease) in net assets derived from principal transactions | (2,762) | (44,742) | (6,020) | (8,938) |
| Total increase (decrease) in net assets | (27,127) | (110,064) | (20,951) | (23,246) |
| **Net assets at December 31, 2008** | 20,686 | 126,323 | 30,008 | 18,224 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (456) | (2,930) | (805) | 764 |
| Total realized gain (loss) on investments and capital gains distributions | 1,033 | (5,968) | (276) | (17,325) |
| Net unrealized appreciation (depreciation) of investments | 13,106 | 37,207 | 7,627 | 17,502 |
| Net increase (decrease) in net assets from operations | 13,683 | 28,309 | 6,546 | 941 |
| Changes from principal transactions: | | | | |
| Premiums | 277 | 2,552 | 4 | 7 |
| Death Benefits | (220) | (1,432) | (392) | (155) |
| Surrenders and withdrawals | (610) | (5,227) | (747) | (1,010) |
| Transfers between Divisions (including fixed account), net | (480) | 2,998 | (1,193) | (18,007) |
| Increase (decrease) in net assets derived from principal transactions | (1,033) | (1,109) | (2,328) | (19,165) |
| Total increase (decrease) in net assets | 12,650 | 27,200 | 4,218 | (18,224) |
| **Net assets at December 31, 2009** | $ 33,336 | $ 153,523 | $ 34,226 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

|  | ING JPMorgan Value Opportunities Portfolio - Service 2 Class | ING LifeStyle Aggressive Growth Portfolio - Service Class | ING LifeStyle Aggressive Growth Portfolio - Service 2 Class | ING LifeStyle Conservative Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 1,674 | $ 1,325,896 | $ 4,328 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (9,869) | (31) | (571) |
| Total realized gain (loss) on investments and capital gains distributions | 78 | 117,341 | 193 | (189) |
| Net unrealized appreciation (depreciation) of investments | (617) | (678,526) | (2,130) | 699 |
| Net increase (decrease) in net assets from operations | (539) | (571,054) | (1,968) | (61) |
| Changes from principal transactions: | | | | |
| Premiums | - | 121,061 | 24 | 23,180 |
| Death Benefits | (11) | (10,495) | - | (41) |
| Surrenders and withdrawals | (434) | (115,510) | 381 | 104,743 |
| Transfers between Divisions (including fixed account), net | - | 754 | (1) | 13 |
| Increase (decrease) in net assets derived from principal transactions | (445) | (4,190) | 404 | 127,895 |
| Total increase (decrease) in net assets | (984) | (575,244) | (1,564) | 127,834 |
| **Net assets at December 31, 2008** | 690 | 750,652 | 2,764 | 127,834 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 27 | 9,848 | 18 | 3,551 |
| Total realized gain (loss) on investments and capital gains distributions | (644) | (360,920) | (1,634) | 40,447 |
| Net unrealized appreciation (depreciation) of investments | 648 | 521,999 | 2,126 | (699) |
| Net increase (decrease) in net assets from operations | 31 | 170,927 | 510 | 43,299 |
| Changes from principal transactions: | | | | |
| Premiums | - | 23,899 | 12 | 60,229 |
| Death Benefits | - | (7,077) | (5) | (2,283) |
| Surrenders and withdrawals | (6) | (17,879) | (43) | (7,617) |
| Transfers between Divisions (including fixed account), net | (715) | (920,522) | (3,238) | (221,462) |
| Increase (decrease) in net assets derived from principal transactions | (721) | (921,579) | (3,274) | (171,133) |
| Total increase (decrease) in net assets | (690) | (750,652) | (2,764) | (127,834) |
| **Net assets at December 31, 2009** | $ - | $ - | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING LifeStyle Conservative Portfolio - Service 2 Class | ING LifeStyle Growth Portfolio - Service Class | ING LifeStyle Growth Portfolio - Service 2 Class | ING LifeStyle Moderate Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 3,874,407 | $ 12,286 | $ 2,953,955 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (28,650) | (117) | (12,154) |
| Total realized gain (loss) on investments and capital gains distributions | - | 223,784 | 591 | 138,281 |
| Net unrealized appreciation (depreciation) of investments | - | (1,870,893) | (5,865) | (1,253,846) |
| Net increase (decrease) in net assets from operations | - | (1,675,759) | (5,391) | (1,127,719) |
| Changes from principal transactions: | | | | |
| Premiums | - | 974,517 | 61 | 727,288 |
| Death Benefits | - | (26,560) | (75) | (34,186) |
| Surrenders and withdrawals | - | (225,129) | 2,684 | (88,972) |
| Transfers between Divisions (including fixed account), net | - | 2,516 | 8 | 2,364 |
| Increase (decrease) in net assets derived from principal transactions | - | 725,344 | 2,678 | 606,494 |
| Total increase (decrease) in net assets | - | (950,415) | (2,713) | (521,225) |
| **Net assets at December 31, 2008** | - | 2,923,992 | 9,573 | 2,432,730 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 22 | 73,667 | 237 | 84,707 |
| Total realized gain (loss) on investments and capital gains distributions | 35 | (966,479) | (3,732) | (571,622) |
| Net unrealized appreciation (depreciation) of investments | - | 1,524,090 | 5,608 | 988,979 |
| Net increase (decrease) in net assets from operations | 57 | 631,278 | 2,113 | 502,064 |
| Changes from principal transactions: | | | | |
| Premiums | - | 211,134 | 74 | 179,755 |
| Death Benefits | - | (20,169) | - | (23,110) |
| Surrenders and withdrawals | (17) | (66,516) | (154) | (80,541) |
| Transfers between Divisions (including fixed account), net | (40) | (3,679,719) | (11,606) | (3,010,898) |
| Increase (decrease) in net assets derived from principal transactions | (57) | (3,555,270) | (11,686) | (2,934,794) |
| Total increase (decrease) in net assets | - | (2,923,992) | (9,573) | (2,432,730) |
| **Net assets at December 31, 2009** | $ - | $ - | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING LifeStyle Moderate Growth Portfolio - Service 2 Class | ING LifeStyle Moderate Portfolio - Service Class | ING LifeStyle Moderate Portfolio - Service 2 Class | ING Limited Maturity Bond Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 16,308 | $ 1,290,614 | $ 13,609 | $ 176,466 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (86) | (5,712) | (83) | 7,130 |
| Total realized gain (loss) on investments and capital gains distributions | 110 | 49,634 | (336) | (1,888) |
| Net unrealized appreciation (depreciation) of investments | (5,855) | (520,340) | (4,334) | (8,045) |
| Net increase (decrease) in net assets from operations | (5,831) | (476,418) | (4,753) | (2,803) |
| Changes from principal transactions: | | | | |
| Premiums | 87 | 379,139 | 175 | 31 |
| Death Benefits | (268) | (18,641) | (106) | (5,887) |
| Surrenders and withdrawals | 849 | 225,380 | 2,392 | (37,504) |
| Transfers between Divisions (including fixed account), net | 8 | 1,332 | (3) | 92 |
| Increase (decrease) in net assets derived from principal transactions | 676 | 587,210 | 2,458 | (43,268) |
| Total increase (decrease) in net assets | (5,155) | 110,792 | (2,295) | (46,071) |
| **Net assets at December 31, 2008** | 11,153 | 1,401,406 | 11,314 | 130,395 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 377 | 60,494 | 730 | 3,474 |
| Total realized gain (loss) on investments and capital gains distributions | (3,790) | (235,236) | (1,707) | (1,994) |
| Net unrealized appreciation (depreciation) of investments | 5,800 | 432,533 | 4,078 | 4,524 |
| Net increase (decrease) in net assets from operations | 2,387 | 257,791 | 3,101 | 6,004 |
| Changes from principal transactions: | | | | |
| Premiums | 57 | 129,732 | 15 | 16 |
| Death Benefits | (226) | (18,338) | - | (3,668) |
| Surrenders and withdrawals | (503) | (55,573) | (251) | (14,710) |
| Transfers between Divisions (including fixed account), net | (12,868) | (1,715,018) | (14,179) | (4,289) |
| Increase (decrease) in net assets derived from principal transactions | (13,540) | (1,659,197) | (14,415) | (22,651) |
| Total increase (decrease) in net assets | (11,153) | (1,401,406) | (11,314) | (16,647) |
| **Net assets at December 31, 2009** | $ - | $ - | $ - | $ 113,748 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Liquid Assets Portfolio - Service Class | ING Liquid Assets Portfolio - Service 2 Class | ING Lord Abbett Affiliated Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 1,050,018 | $ 24,213 | $ 122,006 | $ 3,428 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (41,481) | (1,686) | 201 | (6) |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 16,416 | 344 |
| Net unrealized appreciation (depreciation) of investments | - | - | (57,280) | (1,577) |
| Net increase (decrease) in net assets from operations | (41,481) | (1,686) | (40,663) | (1,239) |
| Changes from principal transactions: | | | | |
| Premiums | 735,356 | 53 | 31 | - |
| Death Benefits | (36,720) | (242) | (1,707) | (26) |
| Surrenders and withdrawals | 617,174 | 33,949 | (21,124) | (273) |
| Transfers between Divisions (including fixed account), net | 7,120 | 1 | 68 | 2 |
| Increase (decrease) in net assets derived from principal transactions | 1,322,930 | 33,761 | (22,732) | (297) |
| Total increase (decrease) in net assets | 1,281,449 | 32,075 | (63,395) | (1,536) |
| **Net assets at December 31, 2008** | 2,331,467 | 56,288 | 58,611 | 1,892 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (49,582) | (1,256) | (887) | (37) |
| Total realized gain (loss) on investments and capital gains distributions | 4,075 | 87 | (5,214) | (178) |
| Net unrealized appreciation (depreciation) of investments | - | - | 13,521 | 477 |
| Net increase (decrease) in net assets from operations | (45,507) | (1,169) | 7,420 | 262 |
| Changes from principal transactions: | | | | |
| Premiums | 287,399 | 16 | 12 | - |
| Death Benefits | (34,309) | (1,027) | (745) | (9) |
| Surrenders and withdrawals | (443,285) | (8,361) | (3,940) | (26) |
| Transfers between Divisions (including fixed account), net | (600,801) | (13,429) | (3,657) | (128) |
| Increase (decrease) in net assets derived from principal transactions | (790,996) | (22,801) | (8,330) | (163) |
| Total increase (decrease) in net assets | (836,503) | (23,970) | (910) | 99 |
| **Net assets at December 31, 2009** | $ 1,494,964 | $ 32,318 | $ 57,701 | $ 1,991 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service Class | ING Marsico Growth Portfolio - Service 2 Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 758,194 | $ 26,446 | $ 294,956 | $ 1,114,781 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9,204) | (460) | (3,203) | 35,236 |
| Total realized gain (loss) on investments and capital gains distributions | 41,314 | 574 | 29,184 | 79,731 |
| Net unrealized appreciation (depreciation) of investments | (328,018) | (10,684) | (190,583) | (364,961) |
| Net increase (decrease) in net assets from operations | (295,908) | (10,570) | (164,602) | (249,994) |
| Changes from principal transactions: | | | | |
| Premiums | 40,933 | 68 | 51,626 | 58,464 |
| Death Benefits | (12,388) | (178) | (2,348) | (19,652) |
| Surrenders and withdrawals | (94,435) | (1,488) | (19,640) | (163,640) |
| Transfers between Divisions (including fixed account), net | 1,040 | (1) | 199 | 780 |
| Increase (decrease) in net assets derived from principal transactions | (64,850) | (1,599) | 29,837 | (124,048) |
| Total increase (decrease) in net assets | (360,758) | (12,169) | (134,765) | (374,042) |
| **Net assets at December 31, 2008** | 397,436 | 14,277 | 160,191 | 740,739 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5,973) | (323) | (2,356) | 1,590 |
| Total realized gain (loss) on investments and capital gains distributions | 10,411 | (133) | (22,978) | (26,042) |
| Net unrealized appreciation (depreciation) of investments | 92,547 | 4,078 | 74,292 | 131,083 |
| Net increase (decrease) in net assets from operations | 96,985 | 3,622 | 48,958 | 106,631 |
| Changes from principal transactions: | | | | |
| Premiums | 15,339 | 24 | 3,683 | 27,138 |
| Death Benefits | (8,163) | (136) | (1,841) | (16,531) |
| Surrenders and withdrawals | (26,564) | (481) | (6,281) | (56,883) |
| Transfers between Divisions (including fixed account), net | (14,596) | 174 | (28,844) | (3,508) |
| Increase (decrease) in net assets derived from principal transactions | (33,984) | (419) | (33,283) | (49,784) |
| Total increase (decrease) in net assets | 63,001 | 3,203 | 15,675 | 56,847 |
| **Net assets at December 31, 2009** | $ 460,437 | $ 17,480 | $ 175,866 | $ 797,586 |

*The accompanying notes are an integral part of these financial statements.*

94

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

|  | ING MFS Total Return Portfolio - Service 2 Class | ING MFS Utilities Portfolio - Service Class | ING Multi-Manager International Small Cap Portfolio - Class S | ING Oppenheimer Active Allocation Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 49,366 | $ 499,704 | $ - | $ - |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 1,231 | 4,391 | (30) | 22 |
| Total realized gain (loss) on investments |  |  |  |  |
| and capital gains distributions | 2,822 | 69,437 | (652) | - |
| Net unrealized appreciation (depreciation) |  |  |  |  |
| of investments | (15,324) | (304,761) | (852) | 25 |
| Net increase (decrease) in net assets from operations | (11,271) | (230,933) | (1,534) | 47 |
| Changes from principal transactions: |  |  |  |  |
| Premiums | 102 | 108,682 | 2,385 | 2,909 |
| Death Benefits | (403) | (5,263) | (3) | - |
| Surrenders and withdrawals | (5,094) | (24,774) | 1,788 | 515 |
| Transfers between Divisions |  |  |  |  |
| (including fixed account), net | 5 | 409 | - | - |
| Increase (decrease) in net assets derived from |  |  |  |  |
| principal transactions | (5,390) | 79,054 | 4,170 | 3,424 |
| Total increase (decrease) in net assets | (16,661) | (151,879) | 2,636 | 3,471 |
| **Net assets at December 31, 2008** | 32,705 | 347,825 | 2,636 | 3,471 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (149) | 10,552 | 1,991 | (193) |
| Total realized gain (loss) on investments |  |  |  |  |
| and capital gains distributions | (2,166) | (15,443) | 172 | 115 |
| Net unrealized appreciation (depreciation) |  |  |  |  |
| of investments | 6,589 | 99,841 | 852 | 3,983 |
| Net increase (decrease) in net assets from operations | 4,274 | 94,950 | 3,015 | 3,905 |
| Changes from principal transactions: |  |  |  |  |
| Premiums | 145 | 21,609 | 1,480 | 8,893 |
| Death Benefits | (287) | (3,503) | (149) | (72) |
| Surrenders and withdrawals | (1,136) | (16,853) | (178) | (290) |
| Transfers between Divisions |  |  |  |  |
| (including fixed account), net | (1,366) | (27,390) | (6,804) | 7,625 |
| Increase (decrease) in net assets derived from |  |  |  |  |
| principal transactions | (2,644) | (26,137) | (5,651) | 16,156 |
| Total increase (decrease) in net assets | 1,630 | 68,813 | (2,636) | 20,061 |
| **Net assets at December 31, 2009** | $ 34,335 | $ 416,638 | $ - | $ 23,532 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Oppenheimer Main Street Portfolio® - Service Class | ING Oppenheimer Main Street Portfolio® - Service 2 Class | ING PIMCO High Yield Portfolio - Service Class | ING PIMCO Total Return Bond Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $    379,304 | $    4,861 | $    574,507 | $    963,329 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,553 | (12) | 29,128 | 16,065 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 17,421 | 94 | (28,548) | 26,706 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (159,619) | (1,955) | (119,890) | (24,763) |
| Net increase (decrease) in net assets from operations | (140,645) | (1,873) | (119,310) | 18,008 |
| Changes from principal transactions: | | | | |
| Premiums | 9,761 | 26 | 12,172 | 544,471 |
| Death Benefits | (6,932) | (41) | (8,960) | (19,557) |
| Surrenders and withdrawals | (46,260) | (340) | (132,629) | 604,672 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 236 | - | 384 | 1,351 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (43,195) | (355) | (129,033) | 1,130,937 |
| Total increase (decrease) in net assets | (183,840) | (2,228) | (248,343) | 1,148,945 |
| **Net assets at December 31, 2008** | 195,464 | 2,633 | 326,164 | 2,112,274 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (648) | (21) | 22,149 | 37,843 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (11,836) | (820) | (18,648) | 97,813 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 25,048 | 977 | 132,752 | 159,164 |
| Net increase (decrease) in net assets from operations | 12,564 | 136 | 136,253 | 294,820 |
| Changes from principal transactions: | | | | |
| Premiums | 1,625 | 7 | 694 | 226,311 |
| Death Benefits | (2,920) | (61) | (6,389) | (26,940) |
| Surrenders and withdrawals | (7,205) | (44) | (27,471) | (171,566) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (199,528) | (2,671) | (29,226) | 547,171 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (208,028) | (2,769) | (62,392) | 574,976 |
| Total increase (decrease) in net assets | (195,464) | (2,633) | 73,861 | 869,796 |
| **Net assets at December 31, 2009** | $    - | $    - | $    400,025 | $    2,982,070 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING PIMCO Total Return Bond Portfolio - Service 2 Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Retirement Conservative Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 47,659 | $ 89,772 | $ 648,885 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 248 | 311 | (4,246) | - |
| Total realized gain (loss) on investments and capital gains distributions | 971 | 3,267 | 26,099 | - |
| Net unrealized appreciation (depreciation) of investments | (534) | (32,243) | (282,330) | - |
| Net increase (decrease) in net assets from operations | 685 | (28,665) | (260,477) | - |
| Changes from principal transactions: | | | | |
| Premiums | 530 | 3,746 | 38,279 | - |
| Death Benefits | (548) | (590) | (6,276) | - |
| Surrenders and withdrawals | 13,059 | (18,609) | 73,101 | - |
| Transfers between Divisions (including fixed account), net | 18 | 73 | 687 | - |
| Increase (decrease) in net assets derived from principal transactions | 13,059 | (15,380) | 105,791 | - |
| Total increase (decrease) in net assets | 13,744 | (44,045) | (154,686) | - |
| **Net assets at December 31, 2008** | 61,403 | 45,727 | 494,199 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 659 | (590) | (6,483) | (1,973) |
| Total realized gain (loss) on investments and capital gains distributions | 2,662 | (2,250) | (21,539) | 137 |
| Net unrealized appreciation (depreciation) of investments | 4,065 | 11,780 | 130,193 | 4,284 |
| Net increase (decrease) in net assets from operations | 7,386 | 8,940 | 102,171 | 2,448 |
| Changes from principal transactions: | | | | |
| Premiums | 141 | 1,180 | 15,034 | 6,260 |
| Death Benefits | (741) | (683) | (7,687) | (376) |
| Surrenders and withdrawals | (3,914) | (2,538) | (26,451) | (3,853) |
| Transfers between Divisions (including fixed account), net | 9,612 | (678) | (13,280) | 395,943 |
| Increase (decrease) in net assets derived from principal transactions | 5,098 | (2,719) | (32,384) | 397,974 |
| Total increase (decrease) in net assets | 12,484 | 6,221 | 69,787 | 400,422 |
| **Net assets at December 31, 2009** | $ 73,887 | $ 51,948 | $ 563,986 | $ 400,422 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
## Statements of Changes in Net Assets
## For the years ended December 31, 2009 and 2008
### *(Dollars in thousands)*

| | ING Retirement Growth Portfolio - Adviser Class | ING Retirement Moderate Growth Portfolio - Adviser Class | ING Retirement Moderate Portfolio - Adviser Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ - | $ - | $ 2,706,874 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | 47,843 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 266,409 |
| Net unrealized appreciation (depreciation) of investments | - | - | - | (1,115,753) |
| Net increase (decrease) in net assets from operations | - | - | - | (801,501) |
| Changes from principal transactions: | | | | |
| Premiums | - | - | - | 347,161 |
| Death Benefits | - | - | - | (35,146) |
| Surrenders and withdrawals | - | - | - | (257,446) |
| Transfers between Divisions (including fixed account), net | - | - | - | 2,090 |
| Increase (decrease) in net assets derived from principal transactions | - | - | - | 56,659 |
| Total increase (decrease) in net assets | - | - | - | (744,842) |
| **Net assets at December 31, 2008** | - | - | - | 1,962,032 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (23,705) | (15,066) | (8,809) | (12,271) |
| Total realized gain (loss) on investments and capital gains distributions | (53) | (177) | (14) | (10,212) |
| Net unrealized appreciation (depreciation) of investments | 87,859 | 52,262 | 25,403 | 598,703 |
| Net increase (decrease) in net assets from operations | 64,101 | 37,019 | 16,580 | 576,220 |
| Changes from principal transactions: | | | | |
| Premiums | 26,456 | 29,643 | 15,025 | 109,359 |
| Death Benefits | (7,788) | (6,469) | (4,520) | (27,799) |
| Surrenders and withdrawals | (23,452) | (19,462) | (14,835) | (125,472) |
| Transfers between Divisions (including fixed account), net | 4,475,095 | 3,067,494 | 1,822,699 | 19,008 |
| Increase (decrease) in net assets derived from principal transactions | 4,470,311 | 3,071,206 | 1,818,369 | (24,904) |
| Total increase (decrease) in net assets | 4,534,412 | 3,108,225 | 1,834,949 | 551,316 |
| **Net assets at December 31, 2009** | $ 4,534,412 | $ 3,108,225 | $ 1,834,949 | $ 2,513,348 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Service 2 Class | ING Templeton Global Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 111,811 | $ 945,504 | $ 34,714 | $ 448,072 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,006 | 14,583 | 354 | (3,928) |
| Total realized gain (loss) on investments and capital gains distributions | 8,218 | 66,730 | 2,322 | 23,014 |
| Net unrealized appreciation (depreciation) of investments | (40,232) | (417,963) | (15,168) | (192,003) |
| Net increase (decrease) in net assets from operations | (31,008) | (336,650) | (12,492) | (172,917) |
| Changes from principal transactions: | | | | |
| Premiums | 535 | 51,317 | 154 | 24,014 |
| Death Benefits | (486) | (11,855) | (113) | (5,219) |
| Surrenders and withdrawals | (11,331) | (95,089) | (2,123) | (59,735) |
| Transfers between Divisions (including fixed account), net | 8 | 733 | 20 | 225 |
| Increase (decrease) in net assets derived from principal transactions | (11,274) | (54,894) | (2,062) | (40,715) |
| Total increase (decrease) in net assets | (42,282) | (391,544) | (14,554) | (213,632) |
| **Net assets at December 31, 2008** | 69,529 | 553,960 | 20,160 | 234,440 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (827) | (3,663) | (247) | (380) |
| Total realized gain (loss) on investments and capital gains distributions | (2,736) | (13,272) | (1,180) | 669 |
| Net unrealized appreciation (depreciation) of investments | 22,878 | 132,250 | 5,403 | 65,048 |
| Net increase (decrease) in net assets from operations | 19,315 | 115,315 | 3,976 | 65,337 |
| Changes from principal transactions: | | | | |
| Premiums | 213 | 20,160 | 65 | 9,446 |
| Death Benefits | (785) | (9,124) | (165) | (4,188) |
| Surrenders and withdrawals | (2,865) | (32,322) | (1,062) | (13,670) |
| Transfers between Divisions (including fixed account), net | (2,059) | 4,571 | (535) | 8,098 |
| Increase (decrease) in net assets derived from principal transactions | (5,496) | (16,715) | (1,697) | (314) |
| Total increase (decrease) in net assets | 13,819 | 98,600 | 2,279 | 65,023 |
| **Net assets at December 31, 2009** | $ 83,348 | $ 652,560 | $ 22,439 | $ 299,463 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Templeton Global Growth Portfolio - Service 2 Class | ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Service 2 Class | ING Van Kampen Global Franchise Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 8,169 | $ 54,233 | $ 14,455 | $ 339,631 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (108) | (3,132) | (101) | (1,327) |
| Total realized gain (loss) on investments and capital gains distributions | 373 | 2,535 | 2,823 | 27,416 |
| Net unrealized appreciation (depreciation) of investments | (3,147) | (105,018) | (3,582) | (126,436) |
| Net increase (decrease) in net assets from operations | (2,882) | (105,615) | (860) | (100,347) |
| Changes from principal transactions: | | | | |
| Premiums | 76 | 6,646 | 14 | 30,043 |
| Death Benefits | (21) | (1,161) | (12) | (1,843) |
| Surrenders and withdrawals | (1,604) | 156,622 | (13,585) | (52,106) |
| Transfers between Divisions (including fixed account), net | - | 112 | - | 269 |
| Increase (decrease) in net assets derived from principal transactions | (1,549) | 162,219 | (13,583) | (23,637) |
| Total increase (decrease) in net assets | (4,431) | 56,604 | (14,443) | (123,984) |
| **Net assets at December 31, 2008** | 3,738 | 110,837 | 12 | 215,647 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (33) | (1,126) | - | 10,144 |
| Total realized gain (loss) on investments and capital gains distributions | (158) | (69,476) | (1) | 164 |
| Net unrealized appreciation (depreciation) of investments | 1,222 | 94,626 | 3 | 43,610 |
| Net increase (decrease) in net assets from operations | 1,031 | 24,024 | 2 | 53,918 |
| Changes from principal transactions: | | | | |
| Premiums | 18 | 1,146 | - | 8,369 |
| Death Benefits | (45) | (1,141) | (4) | (2,260) |
| Surrenders and withdrawals | (118) | (3,437) | - | (10,640) |
| Transfers between Divisions (including fixed account), net | 67 | (131,429) | (10) | 7,570 |
| Increase (decrease) in net assets derived from principal transactions | (78) | (134,861) | (14) | 3,039 |
| Total increase (decrease) in net assets | 953 | (110,837) | (12) | 56,957 |
| **Net assets at December 31, 2009** | $ 4,691 | $ - | $ - | $ 272,604 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Van Kampen Global Franchise Portfolio - Service 2 Class | ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 86,794 | $ - | $ 739,205 | $ 77,095 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (608) | (6) | 10,132 | 533 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 7,589 | (39) | 35,543 | 5,421 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (32,223) | 101 | (274,166) | (30,500) |
| Net increase (decrease) in net assets from operations | (25,242) | 56 | (228,491) | (24,546) |
| Changes from principal transactions: | | | | |
| Premiums | 237 | 1,582 | 30,636 | 496 |
| Death Benefits | (643) | - | (14,705) | (415) |
| Surrenders and withdrawals | (7,921) | 1,087 | (98,282) | (7,970) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 56 | - | 593 | 2 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (8,271) | 2,669 | (81,758) | (7,887) |
| Total increase (decrease) in net assets | (33,513) | 2,725 | (310,249) | (32,433) |
| **Net assets at December 31, 2008** | 53,281 | 2,725 | 428,956 | 44,662 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,263 | 181 | (3,853) | (726) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,293 | 972 | (27,909) | (1,677) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 8,737 | 2,795 | 116,163 | 11,062 |
| Net increase (decrease) in net assets from operations | 12,293 | 3,948 | 84,401 | 8,659 |
| Changes from principal transactions: | | | | |
| Premiums | 257 | 8,159 | 17,402 | 139 |
| Death Benefits | (674) | (188) | (9,116) | (476) |
| Surrenders and withdrawals | (2,650) | (518) | (29,755) | (1,605) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (1,607) | 27,630 | (9,714) | (30) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (4,674) | 35,083 | (31,183) | (1,972) |
| Total increase (decrease) in net assets | 7,619 | 39,031 | 53,218 | 6,687 |
| **Net assets at December 31, 2009** | $ 60,900 | $ 41,756 | $ 482,174 | $ 51,349 |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class | ING Diversified International Fund - Class R | ING American Century Large Company Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 14,310 | $ 641 | $ 398 | $ 527 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (157) | (9) | 17 | 61 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 345 | 52 | (4) | 134 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (4,172) | (249) | (181) | (417) |
| Net increase (decrease) in net assets from operations | (3,984) | (206) | (168) | (222) |
| Changes from principal transactions: | | | | |
| Premiums | 5 | - | - | 141 |
| Death Benefits | (103) | - | (12) | - |
| Surrenders and withdrawals | (3,636) | (66) | (37) | (61) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 2 | - | 1 | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (3,732) | (66) | (48) | 80 |
| Total increase (decrease) in net assets | (7,716) | (272) | (216) | (142) |
| **Net assets at December 31, 2008** | 6,594 | 369 | 182 | 385 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (189) | (9) | (2) | 6 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (3,325) | (30) | (31) | (401) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 5,929 | 129 | 82 | 425 |
| Net increase (decrease) in net assets from operations | 2,415 | 90 | 49 | 30 |
| Changes from principal transactions: | | | | |
| Premiums | 1,109 | - | - | 215 |
| Death Benefits | (82) | - | - | - |
| Surrenders and withdrawals | (424) | (9) | (6) | (6) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 6,917 | (25) | (22) | (624) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 7,520 | (34) | (28) | (415) |
| Total increase (decrease) in net assets | 9,935 | 56 | 21 | (385) |
| **Net assets at December 31, 2009** | $ 16,529 | $ 425 | $ 203 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

|  | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 519 | $ 240,630 | $ 144,098 | $ 182,872 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (2) | (4,990) | (3,448) | (3,123) |
| Total realized gain (loss) on investments |  |  |  |  |
| and capital gains distributions | 36 | 5,685 | (5,329) | 215 |
| Net unrealized appreciation (depreciation) |  |  |  |  |
| of investments | (181) | (119,270) | (61,222) | (101,313) |
| Net increase (decrease) in net assets from operations | (147) | (118,575) | (69,999) | (104,221) |
| Changes from principal transactions: |  |  |  |  |
| Premiums | 99 | 55,059 | 43,380 | 73,729 |
| Death Benefits | - | (2,009) | (1,068) | (1,552) |
| Surrenders and withdrawals | (67) | 2,034 | 19,602 | 34,895 |
| Transfers between Divisions |  |  |  |  |
| (including fixed account), net | - | 149 | 77 | 177 |
| Increase (decrease) in net assets derived from |  |  |  |  |
| principal transactions | 32 | 55,233 | 61,991 | 107,249 |
| Total increase (decrease) in net assets | (115) | (63,342) | (8,008) | 3,028 |
| **Net assets at December 31, 2008** | 404 | 177,288 | 136,090 | 185,900 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 7 | (5,832) | (2,055) | (3,984) |
| Total realized gain (loss) on investments |  |  |  |  |
| and capital gains distributions | (116) | (13,593) | (19,844) | (9,833) |
| Net unrealized appreciation (depreciation) |  |  |  |  |
| of investments | 688 | 84,871 | 53,172 | 72,285 |
| Net increase (decrease) in net assets from operations | 579 | 65,446 | 31,273 | 58,468 |
| Changes from principal transactions: |  |  |  |  |
| Premiums | 924 | 20,614 | 8,372 | 24,470 |
| Death Benefits | (22) | (2,327) | (1,226) | (2,666) |
| Surrenders and withdrawals | (86) | (8,850) | (5,581) | (6,718) |
| Transfers between Divisions |  |  |  |  |
| (including fixed account), net | 252 | 36,076 | (12,598) | 7,541 |
| Increase (decrease) in net assets derived from |  |  |  |  |
| principal transactions | 1,068 | 45,513 | (11,033) | 22,627 |
| Total increase (decrease) in net assets | 1,647 | 110,959 | 20,240 | 81,095 |
| **Net assets at December 31, 2009** | $ 2,051 | $ 288,247 | $ 156,330 | $ 266,995 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Neuberger Berman Partners Portfolio - Service Class | ING Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 23,165 | $ 152,199 | $ 148,883 | $ 14,307 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 333 | (3,049) | (2,160) | 92 |
| Total realized gain (loss) on investments and capital gains distributions | (450) | 2,193 | (5,162) | 1,069 |
| Net unrealized appreciation (depreciation) of investments | (12,251) | (56,620) | (61,029) | (6,344) |
| Net increase (decrease) in net assets from operations | (12,368) | (57,476) | (68,351) | (5,183) |
| Changes from principal transactions: | | | | |
| Premiums | 10,993 | 4,090 | 25 | (3) |
| Death Benefits | (411) | (1,289) | (3,114) | (118) |
| Surrenders and withdrawals | 14,247 | (18,260) | (19,246) | (2,395) |
| Transfers between Divisions (including fixed account), net | 38 | 95 | 130 | 3 |
| Increase (decrease) in net assets derived from principal transactions | 24,867 | (15,364) | (22,205) | (2,513) |
| Total increase (decrease) in net assets | 12,499 | (72,840) | (90,556) | (7,696) |
| **Net assets at December 31, 2008** | 35,664 | 79,359 | 58,327 | 6,611 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (397) | (2,306) | 1,294 | 73 |
| Total realized gain (loss) on investments and capital gains distributions | (4,201) | (1,541) | (50,216) | (206) |
| Net unrealized appreciation (depreciation) of investments | 17,143 | 24,464 | 57,119 | 2,273 |
| Net increase (decrease) in net assets from operations | 12,545 | 20,617 | 8,197 | 2,140 |
| Changes from principal transactions: | | | | |
| Premiums | 10,696 | 124 | 5 | (1) |
| Death Benefits | (447) | (1,011) | (968) | (150) |
| Surrenders and withdrawals | (2,263) | (2,438) | (2,446) | (915) |
| Transfers between Divisions (including fixed account), net | 11,720 | (7,258) | (63,115) | (270) |
| Increase (decrease) in net assets derived from principal transactions | 19,706 | (10,583) | (66,524) | (1,336) |
| Total increase (decrease) in net assets | 32,251 | 10,034 | (58,327) | 804 |
| **Net assets at December 31, 2009** | $ 67,915 | $ 89,393 | $ - | $ 7,415 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Service Class | ING Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 160,036 | $ 10,045 | $ 4,744 | $ 9,290 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 76 | 495 | 295 | 26 |
| Total realized gain (loss) on investments and capital gains distributions | 9,406 | 33 | 123 | 270 |
| Net unrealized appreciation (depreciation) of investments | (83,530) | (2,559) | (581) | (4,044) |
| Net increase (decrease) in net assets from operations | (74,048) | (2,031) | (163) | (3,748) |
| Changes from principal transactions: | | | | |
| Premiums | 30,768 | 2,496 | 3,764 | 7,661 |
| Death Benefits | (1,334) | (26) | (49) | (12) |
| Surrenders and withdrawals | (10,145) | (1,598) | 293 | (1,942) |
| Transfers between Divisions (including fixed account), net | 56 | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 19,345 | 872 | 4,008 | 5,707 |
| Total increase (decrease) in net assets | (54,703) | (1,159) | 3,845 | 1,959 |
| **Net assets at December 31, 2008** | 105,333 | 8,886 | 8,589 | 11,249 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (232) | 198 | 199 | 319 |
| Total realized gain (loss) on investments and capital gains distributions | (9,028) | (467) | 416 | (327) |
| Net unrealized appreciation (depreciation) of investments | 43,891 | 1,703 | 490 | 2,759 |
| Net increase (decrease) in net assets from operations | 34,631 | 1,434 | 1,105 | 2,751 |
| Changes from principal transactions: | | | | |
| Premiums | 4,231 | 422 | 469 | 2,599 |
| Death Benefits | (1,105) | (199) | (313) | (13) |
| Surrenders and withdrawals | (4,401) | (564) | (690) | (395) |
| Transfers between Divisions (including fixed account), net | (14,313) | (1,432) | 469 | 769 |
| Increase (decrease) in net assets derived from principal transactions | (15,588) | (1,773) | (65) | 2,960 |
| Total increase (decrease) in net assets | 19,043 | (339) | 1,040 | 5,711 |
| **Net assets at December 31, 2009** | $ 124,376 | $ 8,547 | $ 9,629 | $ 16,960 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 6,508 | $ 7,753 | $ 1,135 | $ 4,657 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (19) | (4) | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 231 | 229 | 29 | (11) |
| Net unrealized appreciation (depreciation) of investments | (3,820) | (4,646) | (729) | (1,126) |
| Net increase (decrease) in net assets from operations | (3,594) | (4,436) | (704) | (1,103) |
| Changes from principal transactions: | | | | |
| Premiums | 6,839 | 4,482 | 848 | 3,126 |
| Death Benefits | - | - | - | (19) |
| Surrenders and withdrawals | (615) | 155 | (54) | (1,192) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 6,224 | 4,637 | 794 | 1,915 |
| Total increase (decrease) in net assets | 2,630 | 201 | 90 | 812 |
| **Net assets at December 31, 2008** | 9,138 | 7,954 | 1,225 | 5,469 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 250 | 68 | 6 | 242 |
| Total realized gain (loss) on investments and capital gains distributions | (201) | (782) | (202) | (121) |
| Net unrealized appreciation (depreciation) of investments | 3,286 | 2,934 | 483 | 754 |
| Net increase (decrease) in net assets from operations | 3,335 | 2,220 | 287 | 875 |
| Changes from principal transactions: | | | | |
| Premiums | 4,285 | 1,541 | 76 | 742 |
| Death Benefits | - | - | - | (6) |
| Surrenders and withdrawals | (214) | (624) | (42) | (341) |
| Transfers between Divisions (including fixed account), net | 305 | (56) | (162) | 180 |
| Increase (decrease) in net assets derived from principal transactions | 4,376 | 861 | (128) | 575 |
| Total increase (decrease) in net assets | 7,711 | 3,081 | 159 | 1,450 |
| **Net assets at December 31, 2009** | $ 16,849 | $ 11,035 | $ 1,384 | $ 6,919 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Initial Class |
|---|---|---|---|---|
| Net assets at January 1, 2008 | $ 3,215 | $ 35,823 | $ 110,579 | $ 2,633 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (42) | (352) | (10) | (24) |
| Total realized gain (loss) on investments and capital gains distributions | 570 | (247) | (11,417) | 53 |
| Net unrealized appreciation (depreciation) of investments | (2,542) | (18,202) | (99,767) | (982) |
| Net increase (decrease) in net assets from operations | (2,014) | (18,801) | (111,194) | (953) |
| Changes from principal transactions: | | | | |
| Premiums | 1,941 | 12,533 | 31,221 | 1 |
| Death Benefits | (6) | (60) | (1,752) | (27) |
| Surrenders and withdrawals | (46) | 927 | 130,775 | (461) |
| Transfers between Divisions (including fixed account), net | - | 3 | 97 | - |
| Increase (decrease) in net assets derived from principal transactions | 1,889 | 13,403 | 160,341 | (487) |
| Total increase (decrease) in net assets | (125) | (5,398) | 49,147 | (1,440) |
| **Net assets at December 31, 2008** | 3,090 | 30,425 | 159,726 | 1,193 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (78) | (1,363) | (4,878) | (6) |
| Total realized gain (loss) on investments and capital gains distributions | (161) | (9,856) | (20,024) | (14) |
| Net unrealized appreciation (depreciation) of investments | 2,763 | 31,516 | 71,714 | 479 |
| Net increase (decrease) in net assets from operations | 2,524 | 20,297 | 46,812 | 459 |
| Changes from principal transactions: | | | | |
| Premiums | 3,450 | 5,682 | 14,002 | 3 |
| Death Benefits | - | (758) | (2,576) | - |
| Surrenders and withdrawals | (154) | (2,545) | (6,037) | (106) |
| Transfers between Divisions (including fixed account), net | 202 | 44,539 | 29,301 | (70) |
| Increase (decrease) in net assets derived from principal transactions | 3,498 | 46,918 | 34,690 | (173) |
| Total increase (decrease) in net assets | 6,022 | 67,215 | 81,502 | 286 |
| **Net assets at December 31, 2009** | $ 9,112 | $ 97,640 | $ 241,228 | $ 1,479 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Thornburg Value Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 13,460 | $ 14,104 | $ 221,984 | $ 3,542 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (171) | (59) | 2,845 | (776) |
| Total realized gain (loss) on investments and capital gains distributions | (649) | (386) | 9,531 | 148 |
| Net unrealized appreciation (depreciation) of investments | (3,397) | (4,402) | (93,914) | (1,005) |
| Net increase (decrease) in net assets from operations | (4,217) | (4,847) | (81,538) | (1,633) |
| Changes from principal transactions: | | | | |
| Premiums | 298 | 300 | 15,327 | (80,169) |
| Death Benefits | (24) | (67) | (2,007) | (2,070) |
| Surrenders and withdrawals | (4,571) | (3,347) | (18,736) | 82,272 |
| Transfers between Divisions (including fixed account), net | 2 | 2 | 174 | 134 |
| Increase (decrease) in net assets derived from principal transactions | (4,295) | (3,112) | (5,242) | 167 |
| Total increase (decrease) in net assets | (8,512) | (7,959) | (86,780) | (1,466) |
| **Net assets at December 31, 2008** | 4,948 | 6,145 | 135,204 | 2,076 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (79) | (77) | (187) | (1,277) |
| Total realized gain (loss) on investments and capital gains distributions | (291) | (729) | (11,332) | (37) |
| Net unrealized appreciation (depreciation) of investments | 2,354 | 2,302 | 44,003 | 447 |
| Net increase (decrease) in net assets from operations | 1,984 | 1,496 | 32,484 | (867) |
| Changes from principal transactions: | | | | |
| Premiums | 621 | 52 | 6,129 | 27,771 |
| Death Benefits | (54) | (182) | (1,803) | (2,774) |
| Surrenders and withdrawals | (137) | (209) | (5,431) | (9,040) |
| Transfers between Divisions (including fixed account), net | 354 | (799) | (2,312) | (14,845) |
| Increase (decrease) in net assets derived from principal transactions | 784 | (1,138) | (3,417) | 1,112 |
| Total increase (decrease) in net assets | 2,768 | 358 | 29,067 | 245 |
| **Net assets at December 31, 2009** | $ 7,716 | $ 6,503 | $ 164,271 | $ 2,321 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Service Class | ING Strategic Allocation Conservative Portfolio - Class S | ING Strategic Allocation Growth Portfolio - Class S | ING Strategic Allocation Moderate Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 102,113 | $ 1,445 | $ 455 | $ 862 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7,219 | 31 | 8 | 14 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 6,689 | 84 | 72 | 52 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (61,660) | (514) | (358) | (343) |
| Net increase (decrease) in net assets from operations | (47,752) | (399) | (278) | (277) |
| Changes from principal transactions: | | | | |
| Premiums | 115,558 | 9,225 | 335 | 161 |
| Death Benefits | - | (24) | - | - |
| Surrenders and withdrawals | 7 | (9,077) | - | (173) |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 115,565 | 124 | 335 | (12) |
| Total increase (decrease) in net assets | 67,813 | (275) | 57 | (289) |
| **Net assets at December 31, 2008** | 169,926 | 1,170 | 512 | 573 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 86 | 92 | 45 | 41 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (10,641) | (100) | (46) | (55) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 43,914 | 208 | 107 | 108 |
| Net increase (decrease) in net assets from operations | 33,359 | 200 | 106 | 94 |
| Changes from principal transactions: | | | | |
| Premiums | (13,729) | 8 | (29) | 6 |
| Death Benefits | - | - | - | - |
| Surrenders and withdrawals | - | (23) | - | (62) |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | (2) | - | 46 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (13,729) | (17) | (29) | (10) |
| Total increase (decrease) in net assets | 19,630 | 183 | 77 | 84 |
| **Net assets at December 31, 2009** | $ 189,556 | $ 1,353 | $ 589 | $ 657 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 4 |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2008** | $ 150 | $ 7,420 | $ 49,380 | $ 35,860 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 2,729 | (14) | 195 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | (10,390) | 2,163 | 3,527 |
| Net unrealized appreciation (depreciation) of investments | (56) | (112,193) | (4,695) | (6,328) |
| Net increase (decrease) in net assets from operations | (57) | (119,854) | (2,546) | (2,606) |
| Changes from principal transactions: | | | | |
| Premiums | 1 | 7,206 | (38) | (38) |
| Death Benefits | - | (2,091) | (792) | (453) |
| Surrenders and withdrawals | (4) | 381,576 | (7,220) | (5,783) |
| Transfers between Divisions (including fixed account), net | - | 449 | - | - |
| Increase (decrease) in net assets derived from principal transactions | (3) | 387,140 | (8,050) | (6,274) |
| Total increase (decrease) in net assets | (60) | 267,286 | (10,596) | (8,880) |
| **Net assets at December 31, 2008** | 90 | 274,706 | 38,784 | 26,980 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2,717) | 598 | 759 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (19,572) | (2,939) | (5,630) |
| Net unrealized appreciation (depreciation) of investments | 28 | 101,072 | 2,033 | 4,620 |
| Net increase (decrease) in net assets from operations | 24 | 78,783 | (308) | (251) |
| Changes from principal transactions: | | | | |
| Premiums | - | 3,438 | - | (2) |
| Death Benefits | - | (5,982) | (135) | (343) |
| Surrenders and withdrawals | (5) | (22,338) | (1,484) | (2,629) |
| Transfers between Divisions (including fixed account), net | - | 125,252 | (36,857) | (23,755) |
| Increase (decrease) in net assets derived from principal transactions | (5) | 100,370 | (38,476) | (26,729) |
| Total increase (decrease) in net assets | 19 | 179,153 | (38,784) | (26,980) |
| **Net assets at December 31, 2009** | $ 109 | $ 453,859 | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 23,310 | $ 24,947 | $ 16,210 | $ 9,955 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (161) | (77) | (41) | (24) |
| Total realized gain (loss) on investments and capital gains distributions | 2,906 | 2,948 | 2,309 | 1,402 |
| Net unrealized appreciation (depreciation) of investments | (4,867) | (4,865) | (3,389) | (2,176) |
| Net increase (decrease) in net assets from operations | (2,122) | (1,994) | (1,121) | (798) |
| Changes from principal transactions: | | | | |
| Premiums | (49) | (43) | (30) | (19) |
| Death Benefits | (134) | (186) | (267) | (326) |
| Surrenders and withdrawals | (4,074) | (4,016) | (2,844) | (1,413) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | (4,257) | (4,245) | (3,141) | (1,758) |
| Total increase (decrease) in net assets | (6,379) | (6,239) | (4,262) | (2,556) |
| **Net assets at December 31, 2008** | 16,931 | 18,708 | 11,948 | 7,399 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 208 | (21) | 24 | (6) |
| Total realized gain (loss) on investments and capital gains distributions | (893) | (1,130) | (441) | (548) |
| Net unrealized appreciation (depreciation) of investments | 562 | 997 | 274 | 506 |
| Net increase (decrease) in net assets from operations | (123) | (154) | (143) | (48) |
| Changes from principal transactions: | | | | |
| Premiums | (7) | (7) | - | (1) |
| Death Benefits | (492) | (180) | (127) | (59) |
| Surrenders and withdrawals | (1,791) | (3,464) | (846) | (1,727) |
| Transfers between Divisions (including fixed account), net | (201) | (485) | (382) | (17) |
| Increase (decrease) in net assets derived from principal transactions | (2,491) | (4,136) | (1,355) | (1,804) |
| Total increase (decrease) in net assets | (2,614) | (4,290) | (1,498) | (1,852) |
| **Net assets at December 31, 2009** | $ 14,317 | $ 14,418 | $ 10,450 | $ 5,547 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

|  | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING GET U.S. Core Portfolio - Series 12 |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 7,521 | $ 6,095 | $ 8,827 | $ 4,014 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 7 | 12 | 18 | (25) |
| Total realized gain (loss) on investments and capital gains distributions | 1,227 | 936 | 1,331 | 649 |
| Net unrealized appreciation (depreciation) of investments | (1,766) | (1,310) | (1,525) | (958) |
| Net increase (decrease) in net assets from operations | (532) | (362) | (176) | (334) |
| Changes from principal transactions: |  |  |  |  |
| Premiums | (2) | (8) | (2) | (8) |
| Death Benefits | (25) | - | (109) | (3) |
| Surrenders and withdrawals | (882) | (600) | (832) | (888) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | (909) | (608) | (943) | (899) |
| Total increase (decrease) in net assets | (1,441) | (970) | (1,119) | (1,233) |
| **Net assets at December 31, 2008** | 6,080 | 5,125 | 7,708 | 2,781 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 17 | 25 | 110 | 28 |
| Total realized gain (loss) on investments and capital gains distributions | (295) | (248) | (559) | (170) |
| Net unrealized appreciation (depreciation) of investments | 243 | 71 | 218 | 65 |
| Net increase (decrease) in net assets from operations | (35) | (152) | (231) | (77) |
| Changes from principal transactions: |  |  |  |  |
| Premiums | - | - | - | (1) |
| Death Benefits | - | (54) | (51) | - |
| Surrenders and withdrawals | (655) | (775) | (1,699) | (390) |
| Transfers between Divisions (including fixed account), net | (246) | (54) | (9) | (81) |
| Increase (decrease) in net assets derived from principal transactions | (901) | (883) | (1,759) | (472) |
| Total increase (decrease) in net assets | (936) | (1,035) | (1,990) | (549) |
| **Net assets at December 31, 2009** | $ 5,144 | $ 4,090 | $ 5,718 | $ 2,232 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 13 | ING GET U.S. Core Portfolio - Series 14 | ING BlackRock Science and Technology Opportunities Portfolio - Class S | ING Dow Jones Euro STOXX 50 Index Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 36,193 | $ 88,486 | $ 1,140 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (36) | (257) | (2,008) | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,413 | 538 | (6,000) | - |
| Net unrealized appreciation (depreciation) of investments | (1,623) | 41 | (42,952) | - |
| Net increase (decrease) in net assets from operations | (246) | 322 | (50,960) | - |
| Changes from principal transactions: | | | | |
| Premiums | (39) | (157) | 13,872 | - |
| Death Benefits | (112) | (991) | (457) | - |
| Surrenders and withdrawals | (12,711) | (11,432) | 123,782 | - |
| Transfers between Divisions (including fixed account), net | - | (1) | 49 | - |
| Increase (decrease) in net assets derived from principal transactions | (12,862) | (12,581) | 137,246 | - |
| Total increase (decrease) in net assets | (13,108) | (12,259) | 86,286 | - |
| **Net assets at December 31, 2008** | 23,085 | 76,227 | 87,426 | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 345 | 1,296 | (3,846) | (3) |
| Total realized gain (loss) on investments and capital gains distributions | (484) | (310) | (9,989) | 13 |
| Net unrealized appreciation (depreciation) of investments | (713) | (3,050) | 73,814 | - |
| Net increase (decrease) in net assets from operations | (852) | (2,064) | 59,979 | 10 |
| Changes from principal transactions: | | | | |
| Premiums | 1 | (4) | 9,861 | 47 |
| Death Benefits | (597) | (341) | (881) | - |
| Surrenders and withdrawals | (5,286) | (22,386) | (6,484) | (1) |
| Transfers between Divisions (including fixed account), net | (545) | (6,074) | 73,353 | 552 |
| Increase (decrease) in net assets derived from principal transactions | (6,427) | (28,805) | 75,849 | 598 |
| Total increase (decrease) in net assets | (7,279) | (30,869) | 135,828 | 608 |
| **Net assets at December 31, 2009** | $ 15,806 | $ 45,358 | $ 223,254 | $ 608 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
# SEPARATE ACCOUNT B
## Statements of Changes in Net Assets
## For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING FTSE 100 Index Portfolio - Class A | ING Global Equity Option Portfolio - Class S | ING Hang Seng Index Portfolio - Class S | ING Index Plus LargeCap Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ - | $ - | $ 303,196 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 22 | - | (55) |
| Total realized gain (loss) on investments and capital gains distributions | - | (1) | - | 19,076 |
| Net unrealized appreciation (depreciation) of investments | - | 92 | - | (136,091) |
| Net increase (decrease) in net assets from operations | - | 113 | - | (117,070) |
| Changes from principal transactions: | | | | |
| Premiums | - | 1,647 | - | 6,600 |
| Death Benefits | - | - | - | (3,295) |
| Surrenders and withdrawals | - | 284 | - | (15,478) |
| Transfers between Divisions (including fixed account), net | - | - | - | 420 |
| Increase (decrease) in net assets derived from principal transactions | - | 1,931 | - | (11,753) |
| Total increase (decrease) in net assets | - | 2,044 | - | (128,823) |
| **Net assets at December 31, 2008** | - | 2,044 | - | 174,373 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (89) | (170) | 1,257 |
| Total realized gain (loss) on investments and capital gains distributions | - | 1,588 | 764 | (20,494) |
| Net unrealized appreciation (depreciation) of investments | 7 | (92) | 1,662 | 49,484 |
| Net increase (decrease) in net assets from operations | 5 | 1,407 | 2,256 | 30,247 |
| Changes from principal transactions: | | | | |
| Premiums | 428 | 2,512 | 2,752 | 320 |
| Death Benefits | - | (16) | (5) | (3,476) |
| Surrenders and withdrawals | (1) | (153) | (871) | (14,025) |
| Transfers between Divisions (including fixed account), net | 323 | (5,794) | 37,554 | (13,102) |
| Increase (decrease) in net assets derived from principal transactions | 750 | (3,451) | 39,430 | (30,283) |
| Total increase (decrease) in net assets | 755 | (2,044) | 41,686 | (36) |
| **Net assets at December 31, 2009** | $ 755 | $ - | $ 41,686 | $ 174,337 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class S | ING Japan Equity Index Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 232,853 | $ 171,833 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,912) | (2,197) | 46 | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 11,342 | (3,579) | (755) | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (89,601) | (47,599) | (1,100) | - |
| Net increase (decrease) in net assets from operations | (80,171) | (53,375) | (1,809) | - |
| Changes from principal transactions: | | | | |
| Premiums | 11,911 | 6,895 | 4,176 | - |
| Death Benefits | (1,481) | (807) | (4) | - |
| Surrenders and withdrawals | (47,608) | (36,030) | 3,678 | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | 140 | 96 | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (37,038) | (29,846) | 7,850 | - |
| Total increase (decrease) in net assets | (117,209) | (83,221) | 6,041 | - |
| **Net assets at December 31, 2008** | 115,644 | 88,612 | 6,041 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,184) | (863) | (812) | (2) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (15,463) | (11,004) | (531) | (9) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 45,570 | 28,599 | 8,690 | 2 |
| Net increase (decrease) in net assets from operations | 28,923 | 16,732 | 7,347 | (9) |
| Changes from principal transactions: | | | | |
| Premiums | 1,130 | 379 | 7,089 | (375) |
| Death Benefits | (1,770) | (1,216) | (215) | - |
| Surrenders and withdrawals | (5,853) | (3,866) | (2,113) | (1) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (10,349) | (6,173) | 51,439 | 709 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (16,842) | (10,876) | 56,200 | 333 |
| Total increase (decrease) in net assets | 12,081 | 5,856 | 63,547 | 324 |
| **Net assets at December 31, 2009** | $ 127,725 | $ 94,468 | $ 69,588 | $ 324 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
# SEPARATE ACCOUNT B
## Statements of Changes in Net Assets
## For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Opportunistic Large Cap Growth Portfolio - Class S | ING Opportunistic Large Cap Portfolio - Class S | ING Russell™ Global Large Cap Index 75% Portfolio - Class S | ING Russell™ Large Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|
| Net assets at January 1, 2008 | $ 629 | $ 22,941 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (43) | 23 | - |
| Total realized gain (loss) on investments and capital gains distributions | 13 | 2,013 | (50) | - |
| Net unrealized appreciation (depreciation) of investments | (300) | (9,695) | 161 | - |
| Net increase (decrease) in net assets from operations | (291) | (7,725) | 134 | - |
| Changes from principal transactions: | | | | |
| Premiums | 152 | 59 | 2,202 | - |
| Death Benefits | - | (359) | - | - |
| Surrenders and withdrawals | (140) | (3,358) | 389 | - |
| Transfers between Divisions (including fixed account), net | - | 5 | - | - |
| Increase (decrease) in net assets derived from principal transactions | 12 | (3,653) | 2,591 | - |
| Total increase (decrease) in net assets | (279) | (11,378) | 2,725 | - |
| **Net assets at December 31, 2008** | 350 | 11,563 | 2,725 | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 76 | 40 | (1,646) |
| Total realized gain (loss) on investments and capital gains distributions | (181) | (1,624) | 275 | 1,187 |
| Net unrealized appreciation (depreciation) of investments | 231 | 2,712 | 2,749 | 21,056 |
| Net increase (decrease) in net assets from operations | 49 | 1,164 | 3,064 | 20,597 |
| Changes from principal transactions: | | | | |
| Premiums | 14 | 83 | 7,436 | 1,164 |
| Death Benefits | - | (144) | (228) | (1,067) |
| Surrenders and withdrawals | (4) | (910) | (224) | (3,126) |
| Transfers between Divisions (including fixed account), net | (409) | (537) | 4,464 | 124,326 |
| Increase (decrease) in net assets derived from principal transactions | (399) | (1,508) | 11,448 | 121,297 |
| Total increase (decrease) in net assets | (350) | (344) | 14,512 | 141,894 |
| **Net assets at December 31, 2009** | $ - | $ 11,219 | $ 17,237 | $ 141,894 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 58 | - | - | 81 |
| Total realized gain (loss) on investments and capital gains distributions | (2,760) | - | - | (1,525) |
| Net unrealized appreciation (depreciation) of investments | (2,334) | - | - | (5,755) |
| Net increase (decrease) in net assets from operations | (5,036) | - | - | (7,199) |
| Changes from principal transactions: | | | | |
| Premiums | 10,136 | - | - | 15,114 |
| Death Benefits | (9) | - | - | (166) |
| Surrenders and withdrawals | 17,812 | - | - | 14,874 |
| Transfers between Divisions (including fixed account), net | - | - | - | 26 |
| Increase (decrease) in net assets derived from principal transactions | 27,939 | - | - | 29,848 |
| Total increase (decrease) in net assets | 22,903 | - | - | 22,649 |
| **Net assets at December 31, 2008** | 22,903 | - | - | 22,649 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4,018) | (225) | (2,272) | (1,252) |
| Total realized gain (loss) on investments and capital gains distributions | 1,260 | 367 | 1,109 | (3,279) |
| Net unrealized appreciation (depreciation) of investments | 58,609 | 3,245 | 28,135 | 21,683 |
| Net increase (decrease) in net assets from operations | 55,851 | 3,387 | 26,972 | 17,152 |
| Changes from principal transactions: | | | | |
| Premiums | 9,625 | 882 | 2,127 | 13,265 |
| Death Benefits | (3,662) | (201) | (2,564) | (505) |
| Surrenders and withdrawals | (10,615) | (904) | (5,428) | (1,849) |
| Transfers between Divisions (including fixed account), net | 298,395 | 20,841 | 227,261 | 34,407 |
| Increase (decrease) in net assets derived from principal transactions | 293,743 | 20,618 | 221,396 | 45,318 |
| Total increase (decrease) in net assets | 349,594 | 24,005 | 248,368 | 62,470 |
| **Net assets at December 31, 2009** | $ 372,497 | $ 24,005 | $ 248,368 | $ 85,119 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING Russell™ Small Cap Index Portfolio - Class S | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class S | ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ - | $ 2,803 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (32) | (403) | 513 | 2,343 |
| Total realized gain (loss) on investments and capital gains distributions | (5,156) | (1,783) | (164) | (3,268) |
| Net unrealized appreciation (depreciation) of investments | (23,030) | (10,805) | 4,506 | (68,858) |
| Net increase (decrease) in net assets from operations | (28,218) | (12,991) | 4,855 | (69,783) |
| Changes from principal transactions: | | | | |
| Premiums | 15,916 | 14,100 | 33,477 | 126,979 |
| Death Benefits | (215) | (16) | (389) | (482) |
| Surrenders and withdrawals | 83,014 | 39,577 | 139,284 | 88,264 |
| Transfers between Divisions (including fixed account), net | 30 | 6 | 34 | 73 |
| Increase (decrease) in net assets derived from principal transactions | 98,745 | 53,667 | 172,406 | 214,834 |
| Total increase (decrease) in net assets | 70,527 | 40,676 | 177,261 | 145,051 |
| **Net assets at December 31, 2008** | 70,527 | 43,479 | 177,261 | 145,051 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,194) | (1,011) | (1,098) | (4,597) |
| Total realized gain (loss) on investments and capital gains distributions | (12,526) | (8,664) | 5,894 | (18,171) |
| Net unrealized appreciation (depreciation) of investments | 34,800 | 22,788 | 3,568 | 68,090 |
| Net increase (decrease) in net assets from operations | 20,080 | 13,113 | 8,364 | 45,322 |
| Changes from principal transactions: | | | | |
| Premiums | 13,532 | 9,557 | 32,415 | 23,714 |
| Death Benefits | (790) | (283) | (2,781) | (1,523) |
| Surrenders and withdrawals | (3,886) | (2,451) | (13,899) | (4,528) |
| Transfers between Divisions (including fixed account), net | 15,237 | 12,118 | 50,398 | 4,997 |
| Increase (decrease) in net assets derived from principal transactions | 24,093 | 18,941 | 66,133 | 22,660 |
| Total increase (decrease) in net assets | 44,173 | 32,054 | 74,497 | 67,982 |
| **Net assets at December 31, 2009** | $ 114,700 | $ 75,533 | $ 251,758 | $ 213,033 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class S | Legg Mason ClearBridge Variable Investors Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 13,183 | $ 26,412 | $ 100,307 | $ 169 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 155 | (4,642) | (1,880) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 1,481 | 2,904 | 16,360 | (14) |
| Net unrealized appreciation (depreciation) of investments | (8,028) | (128,278) | (46,306) | (41) |
| Net increase (decrease) in net assets from operations | (6,392) | (130,016) | (31,826) | (56) |
| Changes from principal transactions: | | | | |
| Premiums | 4,212 | 12,727 | 835 | 1 |
| Death Benefits | (69) | (4,340) | (650) | - |
| Surrenders and withdrawals | (2,038) | 318,336 | (17,109) | (41) |
| Transfers between Divisions (including fixed account), net | - | 233 | 34 | - |
| Increase (decrease) in net assets derived from principal transactions | 2,105 | 326,956 | (16,890) | (40) |
| Total increase (decrease) in net assets | (4,287) | 196,940 | (48,716) | (96) |
| **Net assets at December 31, 2008** | 8,896 | 223,352 | 51,591 | 73 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 12 | (5,399) | (1,403) | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,275) | (15,469) | (893) | (7) |
| Net unrealized appreciation (depreciation) of investments | 3,426 | 101,185 | 15,414 | 22 |
| Net increase (decrease) in net assets from operations | 2,163 | 80,317 | 13,118 | 15 |
| Changes from principal transactions: | | | | |
| Premiums | 739 | 6,514 | 257 | - |
| Death Benefits | (74) | (5,053) | (532) | - |
| Surrenders and withdrawals | (227) | (15,932) | (2,604) | (8) |
| Transfers between Divisions (including fixed account), net | (779) | 7,932 | (2,389) | - |
| Increase (decrease) in net assets derived from principal transactions | (341) | (6,539) | (5,268) | (8) |
| Total increase (decrease) in net assets | 1,822 | 73,778 | 7,850 | 7 |
| **Net assets at December 31, 2009** | $ 10,718 | $ 297,130 | $ 59,441 | $ 80 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | Legg Mason Western Asset Variable High Income Portfolio | Legg Mason Western Asset Variable Money Market Portfolio | Oppenheimer Main Street Small Cap Fund®/VA - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 104 | $ 110 | $ 166 | $ 1,323 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 7 | (1) | (11) |
| Total realized gain (loss) on investments and capital gains distributions | (27) | (1) | - | 22 |
| Net unrealized appreciation (depreciation) of investments | (9) | (30) | - | (523) |
| Net increase (decrease) in net assets from operations | (36) | (24) | (1) | (512) |
| Changes from principal transactions: | | | | |
| Premiums | 1 | - | - | 246 |
| Death Benefits | - | - | - | (25) |
| Surrenders and withdrawals | (30) | (35) | (142) | (210) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | (29) | (35) | (142) | 11 |
| Total increase (decrease) in net assets | (65) | (59) | (143) | (501) |
| **Net assets at December 31, 2008** | 39 | 51 | 23 | 822 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 7 | - | (11) |
| Total realized gain (loss) on investments and capital gains distributions | (7) | (2) | - | (77) |
| Net unrealized appreciation (depreciation) of investments | 17 | 23 | - | 471 |
| Net increase (decrease) in net assets from operations | 9 | 28 | - | 383 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | - | 238 |
| Death Benefits | - | - | - | - |
| Surrenders and withdrawals | (2) | (1) | - | (79) |
| Transfers between Divisions (including fixed account), net | - | - | - | 236 |
| Increase (decrease) in net assets derived from principal transactions | (2) | (1) | - | 395 |
| Total increase (decrease) in net assets | 7 | 27 | - | 778 |
| **Net assets at December 31, 2009** | $ 46 | $ 78 | $ 23 | $ 1,600 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income VCT Portfolio - Class II | Pioneer Small Cap Value VCT Portfolio - Class II | ProFund VP Bull |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 2,430 | $ 16,338 | $ 4,873 | $ 30,062 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 140 | 215 | (52) | (521) |
| Total realized gain (loss) on investments and capital gains distributions | (5) | 818 | (47) | (191) |
| Net unrealized appreciation (depreciation) of investments | (981) | (6,571) | (1,586) | (9,414) |
| Net increase (decrease) in net assets from operations | (846) | (5,538) | (1,685) | (10,126) |
| Changes from principal transactions: | | | | |
| Premiums | 3,930 | 4,145 | - | 10 |
| Death Benefits | - | (7) | (130) | (211) |
| Surrenders and withdrawals | 1,998 | (1,626) | (688) | (5,680) |
| Transfers between Divisions (including fixed account), net | 3 | 11 | 18 | (9) |
| Increase (decrease) in net assets derived from principal transactions | 5,931 | 2,523 | (800) | (5,890) |
| Total increase (decrease) in net assets | 5,085 | (3,015) | (2,485) | (16,016) |
| **Net assets at December 31, 2008** | 7,515 | 13,323 | 2,388 | 14,046 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 162 | 237 | (11) | (279) |
| Total realized gain (loss) on investments and capital gains distributions | 341 | (1,049) | (2,985) | (848) |
| Net unrealized appreciation (depreciation) of investments | 872 | 2,633 | 2,845 | 3,813 |
| Net increase (decrease) in net assets from operations | 1,375 | 1,821 | (151) | 2,686 |
| Changes from principal transactions: | | | | |
| Premiums | 1,304 | 2,039 | - | (1) |
| Death Benefits | (37) | (48) | (6) | (311) |
| Surrenders and withdrawals | (645) | (595) | (95) | (694) |
| Transfers between Divisions (including fixed account), net | 1,704 | (1,511) | (2,136) | (410) |
| Increase (decrease) in net assets derived from principal transactions | 2,326 | (115) | (2,237) | (1,416) |
| Total increase (decrease) in net assets | 3,701 | 1,706 | (2,388) | 1,270 |
| **Net assets at December 31, 2009** | $ 11,216 | $ 15,029 | $ - | $ 15,316 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2009 and 2008**
*(Dollars in thousands)*

| | ProFund VP Europe 30 | ProFund VP Rising Rates Opportunity | Wells Fargo Advantage Asset Allocation Fund | Wells Fargo Advantage C&B Large Cap Value Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 23,421 | $ 30,230 | $ 3,282 | $ 489 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (59) | 645 | (4) | (5) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 2,168 | (2,446) | 204 | (1) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (11,280) | (7,148) | (1,153) | (149) |
| Net increase (decrease) in net assets from operations | (9,171) | (8,949) | (953) | (155) |
| Changes from principal transactions: | | | | |
| Premiums | 10 | 10 | - | - |
| Death Benefits | (101) | (354) | (8) | - |
| Surrenders and withdrawals | (4,320) | (7,744) | (332) | (101) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (4) | 6 | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (4,415) | (8,082) | (340) | (101) |
| Total increase (decrease) in net assets | (13,586) | (17,031) | (1,293) | (256) |
| **Net assets at December 31, 2008** | 9,835 | 13,199 | 1,989 | 233 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (284) | (13) | (2) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (1,510) | (2,153) | (104) | (11) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 3,915 | 6,093 | 324 | 67 |
| Net increase (decrease) in net assets from operations | 2,404 | 3,656 | 207 | 54 |
| Changes from principal transactions: | | | | |
| Premiums | 1 | 2 | - | - |
| Death Benefits | (483) | (228) | - | - |
| Surrenders and withdrawals | (682) | (1,019) | (166) | (14) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (631) | (1,307) | (21) | (35) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,795) | (2,552) | (187) | (49) |
| Total increase (decrease) in net assets | 609 | 1,104 | 20 | 5 |
| **Net assets at December 31, 2009** | $ 10,444 | $ 14,303 | $ 2,009 | $ 238 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

| | Wells Fargo Advantage Equity Income Fund | Wells Fargo Advantage Large Company Growth Fund | Wells Fargo Advantage Money Market Fund | Wells Fargo Advantage Small Cap Growth Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2008** | $ 1,004 | $ 2,681 | $ 127 | $ 884 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (48) | (1) | (16) |
| Total realized gain (loss) on investments and capital gains distributions | 99 | 3 | - | 179 |
| Net unrealized appreciation (depreciation) of investments | (456) | (940) | - | (508) |
| Net increase (decrease) in net assets from operations | (362) | (985) | (1) | (345) |
| Changes from principal transactions: | | | | |
| Premiums | - | - | - | - |
| Death Benefits | - | (42) | - | (8) |
| Surrenders and withdrawals | (113) | (346) | (83) | (112) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | (113) | (388) | (83) | (120) |
| Total increase (decrease) in net assets | (475) | (1,373) | (84) | (465) |
| **Net assets at December 31, 2008** | 529 | 1,308 | 43 | 419 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (35) | (1) | (12) |
| Total realized gain (loss) on investments and capital gains distributions | (30) | (11) | - | (62) |
| Net unrealized appreciation (depreciation) of investments | 102 | 524 | - | 249 |
| Net increase (decrease) in net assets from operations | 69 | 478 | (1) | 175 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | - | - |
| Death Benefits | - | - | - | - |
| Surrenders and withdrawals | (40) | (124) | (6) | (80) |
| Transfers between Divisions (including fixed account), net | (3) | (133) | - | (50) |
| Increase (decrease) in net assets derived from principal transactions | (43) | (257) | (6) | (130) |
| Total increase (decrease) in net assets | 26 | 221 | (7) | 45 |
| **Net assets at December 31, 2009** | $ 555 | $ 1,529 | $ 36 | $ 464 |

*The accompanying notes are an integral part of these financial statements.*

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the years ended December 31, 2009 and 2008
*(Dollars in thousands)*

|  | Wells Fargo Advantage Total Return Bond Fund |
|---|---|
| **Net assets at January 1, 2008** | $      1,314 |
|  |  |
| **Increase (decrease) in net assets** |  |
| Operations: |  |
| Net investment income (loss) | 30 |
| Total realized gain (loss) on investments and capital gains distributions | (9) |
| Net unrealized appreciation (depreciation) of investments | (21) |
| Net increase (decrease) in net assets from operations | - |
| Changes from principal transactions: |  |
| Premiums | - |
| Death Benefits | - |
| Surrenders and withdrawals | (285) |
| Transfers between Divisions (including fixed account), net | - |
| Increase (decrease) in net assets derived from principal transactions | (285) |
| Total increase (decrease) in net assets | (285) |
| **Net assets at December 31, 2008** | 1,029 |
|  |  |
| **Increase (decrease) in net assets** |  |
| Operations: |  |
| Net investment income (loss) | 21 |
| Total realized gain (loss) on investments and capital gains distributions | 5 |
| Net unrealized appreciation (depreciation) of investments | 65 |
| Net increase (decrease) in net assets from operations | 91 |
| Changes from principal transactions: |  |
| Premiums | - |
| Death Benefits | - |
| Surrenders and withdrawals | (69) |
| Transfers between Divisions (including fixed account), net | 29 |
| Increase (decrease) in net assets derived from principal transactions | (40) |
| Total increase (decrease) in net assets | 51 |
| **Net assets at December 31, 2009** | $      1,080 |

*The accompanying notes are an integral part of these financial statements.*

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
Notes to Financial Statements

### 1. Organization

ING USA Annuity and Life Insurance Company Separate Account B (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH") an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Account. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales, or combinations thereof.

During 2009, the Account offered ING Architect Contracts, ING GoldenSelect Contracts, and ING Retirement Solutions Rollover Choice Contracts (collectively, the "Contracts"). ING GoldenSelect Contracts included Access, Premium Plus, ESII, and Landmark.

The Account includes the following discontinued offerings:

ING GoldenSelect Contracts:
   Access One (September 2003)
   DVA and DVA Series 100 (May 2000)
   DVA 80 (May 1991)
   DVA Plus (January 2004)
   Generations (October 2008)
   Granite PrimElite (May 2001)
   Opportunities and Legends (March 2007)
   Value (June 2003)
ING Simplicity Contracts (August 2007)
ING SmartDesign Contracts:
   Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING Contracts:
   Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

The Account also includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division, and the fixed separate account, which are not part of the Account, as directed by the contractowners. The portion of the

Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

At December 31, 2009, the Account had 161 investment divisions (the "Divisions"), 27 of which invest in independently managed mutual fund portfolios and 134 of which invest in mutual fund portfolios managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2009 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III*
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Federal Securities Fund, Variable Series - Class A
  Columbia Large Cap Growth Fund, Variable Series - Class A
  Columbia Small Cap Value Fund, Variable Series - Class B
  Columbia Small Company Growth Fund, Variable Series - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio*
  ING American Funds Bond Portfolio*
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio - Service Class*
  ING Artio Foreign Portfolio - Service Class
  ING Artio Foreign Portfolio - Service 2 Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class**
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class

ING Investors Trust (continued):
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Global Real Estate Portfolio - Service 2 Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service 2 Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service 2 Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service 2 Class
  ING Focus 5 Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class
  ING Janus Contrarian Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Liquid Assets Portfolio - Service 2 Class
  ING Lord Abbett Affiliated Portfolio - Service Class

ING Investors Trust (continued):
    ING Lord Abbett Affiliated Portfolio - Service 2 Class
    ING Marsico Growth Portfolio - Service Class
    ING Marsico Growth Portfolio - Service 2 Class
    ING Marsico International Opportunities Portfolio -
      Service Class
    ING MFS Total Return Portfolio - Service Class
    ING MFS Total Return Portfolio - Service 2 Class
    ING MFS Utilities Portfolio - Service Class
    ING Oppenheimer Active Allocation Portfolio -
      Service Class*
    ING PIMCO High Yield Portfolio - Service Class
    ING PIMCO Total Return Bond Portfolio - Service
      Class
    ING PIMCO Total Return Bond Portfolio - Service 2
      Class
    ING Pioneer Fund Portfolio - Service Class
    ING Pioneer Mid Cap Value Portfolio - Service Class
    ING Retirement Conservative Portfolio - Adviser
      Class**
    ING Retirement Growth Portfolio - Adviser Class**
    ING Retirement Moderate Growth Portfolio - Adviser
      Class**
    ING Retirement Moderate Portfolio - Adviser Class**
    ING T. Rowe Price Capital Appreciation Portfolio -
      Service Class
    ING T. Rowe Price Capital Appreciation Portfolio -
      Service 2 Class
    ING T. Rowe Price Equity Income Portfolio - Service
      Class
    ING T. Rowe Price Equity Income Portfolio -
      Service 2 Class
    ING Templeton Global Growth Portfolio - Service
      Class
    ING Templeton Global Growth Portfolio - Service 2
      Class
    ING Van Kampen Global Franchise Portfolio - Service
      Class
    ING Van Kampen Global Franchise Portfolio -
      Service 2 Class
    ING Van Kampen Global Tactical Asset Allocation
      Portfolio - Service Class*
    ING Van Kampen Growth and Income Portfolio -
      Service Class
    ING Van Kampen Growth and Income Portfolio -
      Service 2 Class
    ING Wells Fargo Small Cap Disciplined Portfolio -
      Service Class
    ING Wells Fargo Small Cap Disciplined Portfolio -
      Service 2 Class
ING Mutual Funds:
  ING Diversified International Fund - Class R
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Service
    Class

ING Partners, Inc. (continued):
  ING Davis New York Venture Portfolio - Service
    Class
  ING JPMorgan Mid Cap Value Portfolio - Service
    Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio -
    Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio -
    Service Class
  ING Templeton Foreign Equity Portfolio - Service
    Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service
    Class
  ING Van Kampen Comstock Portfolio - Service
    Class
  ING Van Kampen Equity and Income Portfolio -
    Initial Class
  ING Van Kampen Equity and Income Portfolio -
    Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class S
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio -
    Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class S
  ING Dow Jones Euro STOXX 50 Index Portfolio -
    Class A**

ING Variable Portfolios, Inc. (continued):
  ING FTSE 100 Index Portfolio - Class A**
  ING Hang Seng Index Portfolio - Class S**
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S*
  ING Japan Equity Index Portfolio - Class A**
  ING Opportunistic Large Cap Portfolio - Class S
  ING Russell™ Global Large Cap Index 75% Portfolio - Class S*
  ING Russell™ Large Cap Growth Index Portfolio - Class S**
  ING Russell™ Large Cap Index Portfolio - Class S*
  ING Russell™ Large Cap Value Index Portfolio - Class S**
  ING Russell™ Mid Cap Growth Index Portfolio - Class S**
  ING Russell™ Mid Cap Index Portfolio - Class S*
  ING Russell™ Small Cap Index Portfolio - Class S*
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S*
  ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S*
ING Variable Products Trust:
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Investors Portfolio
  Legg Mason Global Currents Variable International All Cap Opportunity Portfolio

Legg Mason Partners Variable Income Trust:
  Legg Mason Western Asset Variable High Income Portfolio
  Legg Mason Western Asset Variable Money Market Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
Wells Fargo Funds Trust:
  Wells Fargo Advantage Asset Allocation Fund
  Wells Fargo Advantage C&B Large Cap Value Fund
  Wells Fargo Advantage Equity Income Fund
  Wells Fargo Advantage Large Company Growth Fund
  Wells Fargo Advantage Money Market Fund
  Wells Fargo Advantage Small Cap Growth Fund
  Wells Fargo Advantage Total Return Bond Fund

\*   Division became available in 2008
\*\*  Division became available in 2009

The names of certain Divisions were changed during 2009. The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
|---|---|
| ING Balanced Portfolio, Inc.: | ING VP Balanced Portfolio, Inc.: |
|   ING Balanced Portfolio - Class S |   ING VP Balanced Portfolio - Class S |
| ING Intermediate Bond Portfolio: | ING VP Intermediate Bond Portfolio: |
|   ING Intermediate Bond Portfolio - Class S |   ING VP Intermediate Bond Portfolio - Class S |
| ING Investors Trust: | ING Investors Trust: |
|   ING Artio Foreign Portfolio - Service Class |   ING Julius Baer Foreign Portfolio - Service Class |
|   ING Artio Foreign Portfolio - Service 2 Class |   ING Julius Baer Foreign Portfolio - Service 2 Class |
|   ING Clarion Global Real Estate Portfolio - Service Class |   ING Global Real Estate Portfolio - Service Class |
|   ING Clarion Global Real Estate Portfolio - Service 2 Class |   ING Global Real Estate Portfolio - Service 2 Class |
|   ING Clarion Real Estate Portfolio - Service Class |   ING Van Kampen Real Estate Portfolio - Service Class |
|   ING Clarion Real Estate Portfolio - Service 2 Class |   ING Van Kampen Real Estate Portfolio - Service 2 Class |
|   ING Growth and Income Portfolio II - Service Class |   ING Legg Mason Value Portfolio - Service Class |
|   ING Growth and Income Portfolio II - Service 2 Class |   ING Legg Mason Value Portfolio - Service 2 Class |
|   ING Index Plus International Equity Portfolio - Service Class |   ING VP Index Plus International Equity Portfolio - Service Class |

| Current Name | Former Name |
|---|---|
| ING Investors Trust (continued): | ING Investors Trust (continued): |
| ING Index Plus International Equity Portfolio - Service 2 Class | ING VP Index Plus International Equity Portfolio - Service 2 Class |
| ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class |
| ING Oppenheimer Active Allocation Portfolio - Service Class | ING Oppenheimer Active Asset Allocation Portfolio - Service Class |
| ING PIMCO Total Return Bond Portfolio - Service Class | ING PIMCO Core Bond Portfolio - Service Class |
| ING PIMCO Total Return Bond Portfolio - Service 2 Class | ING PIMCO Core Bond Portfolio - Service 2 Class |
| ING Partners, Inc.: | ING Partners, Inc.: |
| ING Columbia Small Cap Value Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class |
| ING Strategic Allocation Portfolios, Inc.: | ING Strategic Allocation Portfolios, Inc.: |
| ING Strategic Allocation Conservative Portfolio - Class S | ING VP Strategic Allocation Conservative Portfolio - Class S |
| ING Strategic Allocation Growth Portfolio - Class S | ING VP Strategic Allocation Growth Portfolio - Class S |
| ING Strategic Allocation Moderate Portfolio - Class S | ING VP Strategic Allocation Moderate Portfolio - Class S |
| ING Variable Funds: | ING Variable Funds: |
| ING Growth and Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class I |
| ING Growth and Income Portfolio - Class S | ING VP Growth and Income Portfolio - Class S |
| ING Variable Portfolios, Inc.: | ING Variable Portfolios, Inc.: |
| ING BlackRock Science and Technology Opportunities Portfolio - Class S | ING BlackRock Global Science and Technology Portfolio - Class S |
| ING Index Plus LargeCap Portfolio - Class S | ING VP Index Plus LargeCap Portfolio - Class S |
| ING Index Plus MidCap Portfolio - Class S | ING VP Index Plus MidCap Portfolio - Class S |
| ING Index Plus SmallCap Portfolio - Class S | ING VP Index Plus SmallCap Portfolio - Class S |
| ING Opportunistic Large Cap Portfolio - Class S | ING Opportunistic Large Cap Value Portfolio - Class S |
| ING Russell™ Global Large Cap Index 75% Portfolio - Class S | ING Russell™ Global Large Cap Index 85% Portfolio - Class S |
| ING Small Company Portfolio - Class S | ING VP Small Company Portfolio - Class S |
| ING U.S. Bond Index Portfolio - Class S | ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S |
| ING Variable Products Trust: | ING Variable Products Trust: |
| ING International Value Portfolio - Class S | ING VP International Value Portfolio - Class S |
| ING MidCap Opportunities Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class S |
| ING SmallCap Opportunities Portfolio - Class S | ING VP SmallCap Opportunities Portfolio - Class S |
| Legg Mason Partners Variable Equity Trust: | Legg Mason Partners Variable Equity Trust: |
| Legg Mason ClearBridge Variable Investors Portfolio | Legg Mason Partners Variable Investors Portfolio |
| Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | Legg Mason Partners Variable International All Cap Opportunity Portfolio |
| Legg Mason Partners Variable Income Trust: | Legg Mason Partners Variable Income Trust: |
| Legg Mason Western Asset Variable High Income Portfolio | Legg Mason Partners Variable High Income Portfolio |
| Legg Mason Western Asset Variable Money Market Portfolio | Legg Mason Partners Variable Money Market Portfolio |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

The following Divisions were closed to contractowners in 2009:

ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
   ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class
   ING Growth and Income Portfolio II - Service Class
   ING Growth and Income Portfolio II - Service 2 Class
   ING Index Plus International Equity Portfolio - Service Class
   ING Index Plus International Equity Portfolio - Service 2 Class
   ING International Growth Opportunities Portfolio - Service Class
   ING International Growth Opportunities Portfolio - Service 2 Class
   ING JPMorgan Value Opportunities Portfolio - Service Class
   ING JPMorgan Value Opportunities Portfolio - Service 2 Class
   ING LifeStyle Aggressive Growth Portfolio - Service Class
   ING LifeStyle Aggressive Growth Portfolio - Service 2 Class
   ING LifeStyle Conservative Portfolio - Service Class
   ING LifeStyle Conservative Portfolio - Service 2 Class
   ING LifeStyle Growth Portfolio - Service Class
   ING LifeStyle Growth Portfolio - Service 2 Class
   ING LifeStyle Moderate Growth Portfolio - Service Class
   ING LifeStyle Moderate Growth Portfolio - Service 2 Class
   ING LifeStyle Moderate Portfolio - Service Class
   ING LifeStyle Moderate Portfolio - Service 2 Class
   ING Multi-Manager International Small Cap Portfolio - Class S
   ING Oppenheimer Main Street Portfolio® - Service Class
   ING Oppenheimer Main Street Portfolio® - Service 2 Class
   ING Van Kampen Capital Growth Portfolio - Service Class
   ING Van Kampen Capital Growth Portfolio - Service 2 Class
ING Partners, Inc.:
   ING American Century Large Company Value Portfolio - Service Class
   ING Neuberger Berman Partners Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 3
   ING GET U.S. Core Portfolio - Series 4
ING Variable Portfolios, Inc.:
   ING Global Equity Option Portfolio - Class S
   ING Opportunistic Large Cap Growth Portfolio - Class S
Pioneer Variable Contracts Trust:
   Pioneer Small Cap Value VCT Portfolio - Class II

The following Divisions were offered during 2009 but did not have any activity as of December 31, 2009:

ING Investors Trust:
   ING BlackRock Large Cap Growth Portfolio - Service 2 Class
   ING Evergreen Health Sciences Portfolio - Service 2 Class

2. **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund.  Investment transactions in each Fund are recorded on the trade date.  Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date.  Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis.  The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code.  Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ING USA.

*Contractowner Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions.  To the extent that benefits to be paid to the contractowners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges.  Also included are transfers between the

fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

*Subsequent Events*

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2009 and for the years ended December 31, 2009 and 2008, were issued.

3. **Recently Adopted Accounting Standards**

*FASB Accounting Standards Codification*

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards ("FAS") No. 168 - The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Account adopted the Codification as of July 1, 2009. There was no effect on the Account's net assets and results of operations. The Account has revised its disclosures to incorporate references to the Codification topics.

*Subsequent Events*

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

*Fair Value Measurements*

In September 2006, the FASB issued new guidance on fair value measurements included in ASC Topic 820, "Fair Value Measurements and Disclosures," which provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. ASC Topic 820 does not expand the use of fair value to any new circumstances.

ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC Topic 820 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of ASC Topic 820 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.      **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2009 and 2008, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2009.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5. **Charges and Fees**

Prior to February 1, 2000, DVA Plus, Access, and Premium Plus Contracts each had three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. After February 1, 2000, DVA Plus, Access and Premium Plus each had four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7 after February 1, 2000. ES II, Generations, Landmark and Opportunities contracts each have four different death benefit options referred to as Standard, Annual or Quarterly Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7. SmartDesign Advantage, SmartDesign Signature, and SmartDesign Variable Annuity contracts each have three different death benefit options referred to as Option Package I, Option Package II, and Option Package III. Focus has two different options referred to as Option Package I, Option Package II.

Under the terms of all Contracts, certain charges are allocated to the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of up to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts:

| Series | Annual Rates |
|---|---|
| ING: | |
| Architect (pre January 2008) Max 7 | 1.40 % |
| Architect (post January 2008) Max 7 | 1.55 |
| Architect (pre January 2008) Quarterly Ratchet | 1.10 |
| Architect (post January 2008) Quarterly Ratchet | 1.25 |
| Architect (post April 2008) Quarterly Ratchet | 1.30 |
| Architect (pre January 2008) Standard | 0.85 |
| Architect (post January 2008) Standard | 1.00 |
| Focus Variable Annuity Option I | 0.60 |
| Focus Variable Annuity Option II | 0.80 |
| Rollover Choice[SM] Option I (pre August 7, 2003) | 0.60 |
| Rollover Choice[SM] Option II (pre August 7, 2003) | 0.80 |
| Rollover Choice[SM] Option III (pre August 7, 2003) | 0.95 |
| Rollover Choice[SM] Option I (post August 7, 2003) | 0.85 |
| Rollover Choice[SM] Option II (post August 7, 2003) | 1.05 |
| Rollover Choice[SM] Option III (post August 7, 2003) | 1.20 |
| ING GoldenSelect: | |
| Access® (post January 2000) 5.5 % Solution | 1.45 |
| Access® (pre February 2000) 5.5% Solution | 1.40 |
| Access® (post 2000) 5.5% Solution | 1.45 |
| Access® (post April 2001) 5.5% Solution | 1.80 |
| Access® (post January 2000) 7% Solution | 1.65 |
| Access® (pre February 2000) 7% Solution | 1.55 |
| Access® (post 2000) 7% Solution | 1.65 |
| Access® (post April 2001) 7% Solution | 2.00 |
| Access® (post January 2000) Annual Ratchet | 1.45 |
| Access® (pre February 2000) Annual Ratchet | 1.40 |
| Access® (post 2000) Annual Ratchet | 1.55 |
| Access® (post January 2000) Max 5.5 | 1.55 |
| Access® (post 2000) Max 5.5 | 1.60 |
| Access® (post April 2001) Max 5.5 | 1.95 |
| Access® (post January 2000) Max 7 | 1.75 |
| Access® (post 2000) Max 7 | 1.75 |
| Access® (post April 2001) Max 7 | 2.20 |
| Access® (post April 2001) Quarterly Ratchet | 1.90 |
| Access® (post April 2008) Quarterly Ratchet | 1.95 |
| Access® (post January 2000) Standard | 1.65 |
| Access® (pre February 2000) Standard | 1.25 |
| Access® (post 2000) Standard | 1.30 |
| Access® (post April 2001) Standard | 1.65 |
| Access® One | 0.35 |
| DVA | 0.90 |
| DVA 80 | 0.80 |
| DVA Plus (post January 2000) 5.5% Solution | 1.25 |

| Series | Annual Rates |
|---|---|
| ING GoldenSelect (continued): | |
| DVA Plus (pre February 2000) 5.5% Solution | 1.25 % |
| DVA Plus (post 2000) 5.5% Solution | 1.30 |
| DVA Plus (post January 2000) 7% Solution | 1.50 |
| DVA Plus (pre February 2000) 7% Solution | 1.40 |
| DVA Plus (post 2000) 7% Solution | 1.50 |
| DVA Plus (post January 2000) Annual Ratchet | 1.30 |
| DVA Plus (pre February 2000) Annual Ratchet | 1.25 |
| DVA Plus (post 2000) Annual Ratchet | 1.40 |
| DVA Plus (post January 2000) Max 5.5 | 1.40 |
| DVA Plus (post 2000) Max 5.5 | 1.45 |
| DVA Plus (post January 2000) Max 7 | 1.60 |
| DVA Plus (post 2000) Max 7 | 1.60 |
| DVA Plus (post January 2000) Standard | 1.15 |
| DVA Plus (pre February 2000) Standard | 1.10 |
| DVA Plus (post 2000) Standard | 1.15 |
| DVA Series 100 | 1.25 |
| ES II (pre 2001) | 1.25 |
| ES II (post 2000) 5.5% Solution | 1.40 |
| ES II (post 2000) 7% Solution | 1.60 |
| ES II (post 2000) Deferred Ratchet | 1.30 |
| ES II (post 2000) Max 5.5 | 1.55 |
| ES II (post 2000) Max 7 | 1.80 |
| ES II (post 2000) Quarterly Ratchet | 1.50 |
| ES II (post 2000) Standard | 1.25 |
| Generations-7% Solution | 1.60 |
| Generations-Deferred Ratchet | 1.30 |
| Generations-Max 7 | 1.80 |
| Generations-Quarterly Ratchet | 1.50 |
| Generations-Standard | 1.25 |
| Granite PrimElite-Annual Ratchet | 1.25 |
| Granite PrimElite-Standard | 1.10 |
| Landmark 5.5% Solution | 1.65 |
| Landmark 7% Solution | 1.85 |
| Landmark-Max 5.5 | 1.80 |
| Landmark-Max 7 | 2.05 |
| Landmark (pre April 2008) Quarterly Ratchet | 1.75 |
| Landmark (post April 2008) Quarterly Ratchet | 1.80 |
| Landmark-Standard | 1.50 |
| Legends Max 7 | 2.05 |
| Legends Quarterly Ratchet | 1.75 |
| Legends-Standard | 1.50 |
| Opportunities 5.5% Solution | 1.40 |
| Opportunities 7% Solution | 1.60 |
| Opportunities-Max 5.5 | 1.55 |
| Opportunities-Max 7 | 1.80 |

| Series | Annual Rates |
|---|---|
| ING GoldenSelect (continued): | |
| Opportunities-Quarterly Ratchet | 1.50 % |
| Opportunities-Standard | 1.25 |
| Premium Plus (pre February 2000) 5.5% Solution | 1.40 |
| Premium Plus (post January 2000) 5.5% Solution | 1.45 |
| Premium Plus (post 2000) 5.5% Solution | 1.45 |
| Premium Plus (pre February 2000) 7% Solution | 1.55 |
| Premium Plus (post January 2000) 7% Solution | 1.65 |
| Premium Plus (post 2000) 7% Solution | 1.65 |
| Premium Plus (post 2000) Annual Ratchet | 1.55 |
| Premium Plus (post January 2000) Max 5.5 | 1.55 |
| Premium Plus (post 2000) Max 5.5 | 1.60 |
| Premium Plus (post January 2000) Max 7 | 1.95 |
| Premium Plus (post 2000) Max 7 | 1.95 |
| Premium Plus (pre February 2000) Quarterly Ratchet | 1.40 % |
| Premium Plus (post January 2000) Quarterly Ratchet | 1.65 |
| Premium Plus (post April 2008) Quarterly Ratchet | 1.70 |
| Premium Plus (pre February 2000) Standard | 1.25 |
| Premium Plus (post January 2000) Standard | 1.30 |
| Premium Plus (post 2000) Standard | 1.40 |
| VA Bonus Option I | 1.30 |
| VA Bonus Option II | 1.60 |
| VA Bonus Option III | 1.75 |
| VA Option I | 0.80 |
| VA Option II | 1.10 |
| VA Option III | 1.25 |
| Value-Standard | 0.75 |
| ING SmartDesign: | |
| Advantage Option I | 1.50 |
| Advantage Option II | 1.70 |
| Advantage Option III | 1.85 |
| Signature Option I | 1.10 |
| Signature Option II | 1.30 |
| Signature Option III | 1.45 |
| Simplicity Variable Annuity Years 1-10 | 2.00 |
| Simplicity Variable Annuity Years 11+ | 1.25 |
| Variable Annuity Option I | 0.80 |
| Variable Annuity Option II | 1.10 |
| Variable Annuity Option III | 1.25 |
| Wells Fargo ING: | |
| Landmark-Max 7 | 2.05 |
| Landmark-Quarterly Ratchet | 1.75 |
| Landmark-Standard | 1.50 |
| Opportunities-Max 7 | 1.80 |
| Opportunities-Quarterly Ratchet | 1.50 |
| Opportunities-Standard | 1.25 |

*Asset Based Administrative Charges*

A daily charge to cover administrative expenses of the Account at an annual rate of 0.10% is deducted from assets attributable to DVA and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the Access, Access One, Advantage, Architect, DVA Plus, ESII, Focus VA, Generations, Granite PrimElite, Landmark, Legends, Premium Plus, Rollover Choice, Signature, Opportunities Contracts, Variable Annuity, and Value.

*Contract Maintenance Charges*

An annual Contract fee may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. The charge is $30 per Contract year for Generations, Opportunities, Landmark, Focus VA, Signature, Legends, Simplicity, ES II, Value, Variable Annuity, Advantage, and Rollover Choice Contracts. For DVA Series 100 and Access One Contracts there is no charge. For all other Contracts, the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.

*Contingent Deferred Sales Charges*

Under DVA 80, DVA, DVA Plus, Premium Plus, ES II, Value, Granite PrimElite, Generations, Opportunities, Premium Plus, Focus VA, Signature, Legends, Simplicity, Landmark, VA, Advantage, and Rollover Choice Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. The following table reflects the Surrender Charge that is assessed based upon the date a premium payment is received.

| Complete Years Elapsed Since Premium Payment | DVA 80 & DVA | Granite PrimElite & DVA Plus | Premium Plus | Opportunities, ES II & Generations | Value | Architect |
|---|---|---|---|---|---|---|
| 0 | 6 % | 7 % | 8 % | 8 % | 6 % | 8 % |
| 1 | 5 | 7 | 8 | 7 | 6 | 7 |
| 2 | 4 | 6 | 8 | 6 | 6 | 6 |
| 3 | 3 | 5 | 8 | 5 | 5 | 5 |
| 4 | 2 | 4 | 7 | 4 | 4 | 4 |
| 5 | 1 | 3 | 6 | 3 | 3 | 3 |
| 6 | - | 1 | 5 | 2 | 1 | 2 |
| 7 | - | - | 3 | 1 | - | - |
| 8 | - | - | 1 | - | - | - |
| 9+ | - | - | - | - | - | - |

| Complete Years Elapsed Since Premium Payment | Advantage | Landmark & Legends | Signature & VA | Rollover Choice | Focus VA | Simplicity |
|---|---|---|---|---|---|---|
| 0 | 6 % | 6 % | 7 % | 6 % | 3 % | 6 % |
| 1 | 5 | 5 | 7 | 6 | 2 | 6 |
| 2 | 4 | 4 | 6 | 5 | 1 | 5 |
| 3 | - | 3 | 6 | 4 | - | 4 |
| 4 | - | - | 5 | 3 | - | 3 |
| 5 | - | - | 4 | 2 | - | - |
| 6 | - | - | 3 | 1 | - | - |
| 7 | - | - | - | - | - | - |
| 8 | - | - | - | - | - | - |
| 9+ | - | - | - | - | - | - |

*Withdrawal and Distribution Charges*

Under DVA 80, DVA, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for contractowners taking more than one conventional partial withdrawal during a Contract year. For DVA 80 and DVA Contracts, annual distribution fees are deducted from the Contracts' accumulation values.

*Deferred Sales Load*

Under Contracts offered prior to October 1995, a sales load of up to 7.50% was assessed against each premium payment for sales-related expenses, as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA Contracts, although the sales load is chargeable to each premium when ING USA receives it, the amount of such charge is initially advanced by ING USA to contractowners and included in the accumulation value, and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

*Other Contract Charges*

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

*Fees Waived by ING USA*

Certain charges and fees for various types of Contracts are currently waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

**6.     Related Party Transactions**

During the year ended December 31, 2009, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to the ING Investors Trust and ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

In addition, management and service fees were paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Mutual Funds, the ING Variable Insurance Trust, ING Intermediate Bond Portfolio, ING Variable Portfolios, Inc., ING Variable Funds, ING Balanced Portfolio, Inc., ING Strategic Allocation Portfolio, Inc., and the ING Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates up to 0.95% of the average net assets of each respective Fund.

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

### 7.    Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Leisure Fund - Series I Shares | $      372 | $     2,952 | $     5,460 | $   9,287 |
| BlackRock Variable Series Funds, Inc.: | | | | |
| BlackRock Global Allocation V.I. Fund - Class III | 483,121 | 52,382 | 462,235 | 8,747 |
| Columbia Funds Variable Insurance Trust: | | | | |
| Columbia Asset Allocation Fund, Variable Series - Class A | 12 | 14 | 83 | 268 |
| Columbia Federal Securities Fund, Variable Series - Class A | 2 | 5 | 10 | 61 |
| Columbia Large Cap Growth Fund, Variable Series - Class A | 2 | 13 | 4 | 41 |
| Columbia Small Cap Value Fund, Variable Series - Class B | 2,837 | 23,106 | 25,549 | 53,705 |
| Columbia Small Company Growth Fund, Variable Series - Class A | - | 34 | 9 | 4 |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Equity-Income Portfolio - Service Class 2 | 4,156 | 27,760 | 14,078 | 75,368 |
| Fidelity® Variable Insurance Products II: | | | | |
| Fidelity® VIP Contrafund® Portfolio - Service Class 2 | 50,576 | 129,087 | 262,890 | 47,570 |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 3,295 | 707 | 3,617 | 1,023 |
| ING Balanced Portfolio, Inc.: | | | | |
| ING Balanced Portfolio - Class S | 526 | 855 | 2,379 | 2,160 |
| ING Intermediate Bond Portfolio: | | | | |
| ING Intermediate Bond Portfolio - Class S | 242,282 | 175,601 | 484,837 | 220,106 |
| ING Investors Trust: | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 10,037 | 246,681 | 84,249 | 82,272 |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class | 365 | 11,363 | 3,687 | 2,613 |
| ING American Funds Asset Allocation Portfolio | 113,954 | 8,515 | 177,850 | 5,324 |
| ING American Funds Bond Portfolio | 244,673 | 45,284 | 292,667 | 23,012 |
| ING American Funds Growth Portfolio | 364,850 | 130,943 | 526,537 | 100,328 |
| ING American Funds Growth-Income Portfolio | 159,466 | 67,950 | 255,341 | 52,985 |
| ING American Funds International Portfolio | 345,720 | 84,792 | 318,087 | 103,608 |
| ING American Funds World Allocation Portfolio - Service Class | 83,177 | 11,064 | 12,742 | - |
| ING Artio Foreign Portfolio - Service Class | 102,181 | 78,473 | 175,677 | 105,567 |
| ING Artio Foreign Portfolio - Service 2 Class | 7,535 | 5,795 | 9,062 | 6,716 |
| ING BlackRock Inflation Protected Bond Portfolio - Service Class | 177,932 | 22,222 | - | - |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 1 | 22 | 22 | 24 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 29,902 | 24,469 | 42,774 | 26,286 |
| ING BlackRock Large Cap Value Portfolio - Service Class | 740 | 5,660 | 2,353 | 12,580 |
| ING BlackRock Large Cap Value Portfolio - Service 2 Class | 29 | 288 | 169 | 748 |
| ING Clarion Global Real Estate Portfolio - Service Class | 19,247 | 24,787 | 80,545 | 28,998 |
| ING Clarion Global Real Estate Portfolio - Service 2 Class | 291 | 265 | 868 | 689 |
| ING Clarion Real Estate Portfolio - Service Class | 21,527 | 51,230 | 111,200 | 151,448 |
| ING Clarion Real Estate Portfolio - Service 2 Class | 1,499 | 2,725 | 5,570 | 5,348 |
| ING Evergreen Health Sciences Portfolio - Service Class | 23,980 | 38,784 | 79,448 | 45,673 |

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | (Dollars in thousands) | | | |
| ING Investors Trust (continued): | | | | |
| ING Evergreen Omega Portfolio - Service Class | $ 75,050 | $ 7,697 | $ 6,738 | $ 3,505 |
| ING Evergreen Omega Portfolio - Service 2 Class | 5 | 215 | 138 | 175 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | 40,233 | 68,365 | 103,642 | 119,041 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class | 977 | 3,122 | 4,848 | 6,298 |
| ING Focus 5 Portfolio - Service Class | 17,757 | 22,998 | 140,022 | 25,345 |
| ING Franklin Income Portfolio - Service Class | 100,590 | 33,305 | 155,140 | 75,651 |
| ING Franklin Income Portfolio - Service 2 Class | 2,580 | 2,106 | 3,023 | 3,062 |
| ING Franklin Mutual Shares Portfolio - Service Class | 22,572 | 20,694 | 65,467 | 28,920 |
| ING Franklin Templeton Founding Strategy Portfolio - Service Class | 58,859 | 61,974 | 492,796 | 18,058 |
| ING Global Resources Portfolio - Service Class | 61,200 | 118,321 | 421,367 | 147,634 |
| ING Global Resources Portfolio - Service 2 Class | 998 | 2,963 | 11,695 | 6,598 |
| ING Growth and Income Portfolio II - Service Class | 3,944 | 145,948 | 70,988 | 69,259 |
| ING Growth and Income Portfolio II - Service 2 Class | 290 | 11,162 | 4,740 | 3,532 |
| ING Index Plus International Equity Portfolio - Service Class | 1,233 | 20,262 | 10,884 | 9,287 |
| ING Index Plus International Equity Portfolio - Service 2 Class | 19 | 338 | 169 | 258 |
| ING International Growth Opportunities Portfolio - Service Class | 1,843 | 72,801 | 32,797 | 25,479 |
| ING International Growth Opportunities Portfolio - Service 2 Class | 140 | 6,151 | 2,841 | 1,356 |
| ING Janus Contrarian Portfolio - Service Class | 17,161 | 93,939 | 212,297 | 95,135 |
| ING Janus Contrarian Portfolio - Service 2 Class | 349 | 3,193 | 7,071 | 4,822 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 106,513 | 128,258 | 194,670 | 137,782 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | 1,945 | 3,434 | 5,692 | 6,491 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 18,539 | 19,560 | 26,137 | 57,435 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | 966 | 3,394 | 4,246 | 7,319 |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 979 | 19,383 | 4,435 | 9,842 |
| ING JPMorgan Value Opportunities Portfolio - Service 2 Class | 37 | 732 | 150 | 480 |
| ING LifeStyle Aggressive Growth Portfolio - Service Class | 62,203 | 961,953 | 202,260 | 107,106 |
| ING LifeStyle Aggressive Growth Portfolio - Service 2 Class | 1,002 | 4,222 | 1,685 | 961 |
| ING LifeStyle Conservative Portfolio - Service Class | 277,414 | 412,313 | 129,382 | 2,041 |
| ING LifeStyle Conservative Portfolio - Service 2 Class | 1,404 | 1,323 | - | - |
| ING LifeStyle Growth Portfolio - Service Class | 326,483 | 3,744,348 | 1,015,688 | 108,959 |
| ING LifeStyle Growth Portfolio - Service 2 Class | 2,869 | 14,103 | 5,176 | 1,940 |
| ING LifeStyle Moderate Growth Portfolio - Service Class | 320,654 | 3,117,511 | 806,416 | 75,181 |
| ING LifeStyle Moderate Growth Portfolio - Service 2 Class | 4,264 | 17,174 | 5,419 | 4,133 |
| ING LifeStyle Moderate Portfolio - Service Class | 268,539 | 1,846,714 | 691,487 | 58,437 |
| ING LifeStyle Moderate Portfolio - Service 2 Class | 10,774 | 24,212 | 8,830 | 5,895 |
| ING Limited Maturity Bond Portfolio - Service Class | 7,847 | 26,018 | 11,201 | 46,245 |
| ING Liquid Assets Portfolio - Service Class | 407,407 | 1,243,989 | 1,802,623 | 520,982 |
| ING Liquid Assets Portfolio - Service 2 Class | 10,849 | 34,820 | 47,711 | 15,633 |
| ING Lord Abbett Affiliated Portfolio - Service Class | 928 | 10,148 | 14,922 | 24,861 |
| ING Lord Abbett Affiliated Portfolio - Service 2 Class | 44 | 245 | 473 | 392 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
| | Purchases | Sales | Purchases | Sales |
|---|---:|---:|---:|---:|
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING Marsico Growth Portfolio - Service Class | $ 25,759 | $ 65,728 | $ 41,610 | $ 115,684 |
| ING Marsico Growth Portfolio - Service 2 Class | 1,094 | 1,836 | 782 | 2,841 |
| ING Marsico International Opportunities Portfolio - Service Class | 5,638 | 41,281 | 111,810 | 58,445 |
| ING MFS Total Return Portfolio - Service Class | 61,280 | 109,499 | 160,438 | 158,141 |
| ING MFS Total Return Portfolio - Service 2 Class | 1,722 | 4,514 | 7,166 | 7,224 |
| ING MFS Utilities Portfolio - Service Class | 41,544 | 57,136 | 237,493 | 96,397 |
| ING Multi-Manager International Small Cap Portfolio - Class S | 9,615 | 13,275 | 7,406 | 3,266 |
| ING Oppenheimer Active Allocation Portfolio - Service Class | 16,895 | 894 | 3,445 | - |
| ING Oppenheimer Main Street Portfolio® - Service Class | 1,809 | 210,552 | 27,708 | 69,359 |
| ING Oppenheimer Main Street Portfolio® - Service 2 Class | 28 | 2,817 | 218 | 586 |
| ING PIMCO High Yield Portfolio - Service Class | 30,099 | 70,892 | 65,473 | 165,112 |
| ING PIMCO Total Return Bond Portfolio - Service Class | 901,963 | 204,712 | 1,404,422 | 242,657 |
| ING PIMCO Total Return Bond Portfolio - Service 2 Class | 16,133 | 8,267 | 23,623 | 9,836 |
| ING Pioneer Fund Portfolio - Service Class | 4,470 | 7,781 | 6,336 | 18,710 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 24,048 | 62,929 | 253,544 | 118,959 |
| ING Retirement Conservative Portfolio - Adviser Class | 406,570 | 10,528 | - | - |
| ING Retirement Growth Portfolio - Adviser Class | 4,521,168 | 73,797 | - | - |
| ING Retirement Moderate Growth Portfolio - Adviser Class | 3,078,796 | 22,258 | - | - |
| ING Retirement Moderate Portfolio - Adviser Class | 1,826,734 | 16,957 | - | - |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 149,941 | 187,128 | 570,542 | 234,895 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | 2,446 | 8,770 | 14,096 | 15,260 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 48,403 | 68,794 | 133,636 | 110,841 |
| ING T. Rowe Price Equity Income Portfolio - Service 2 Class | 828 | 2,773 | 4,732 | 4,088 |
| ING Templeton Global Growth Portfolio - Service Class | 23,294 | 23,989 | 27,229 | 57,387 |
| ING Templeton Global Growth Portfolio - Service 2 Class | 291 | 402 | 531 | 1,949 |
| ING Van Kampen Capital Growth Portfolio - Service Class | 8,013 | 144,028 | 188,422 | 24,287 |
| ING Van Kampen Capital Growth Portfolio - Service 2 Class | - | 14 | 191 | 13,877 |
| ING Van Kampen Global Franchise Portfolio - Service Class | 55,116 | 34,904 | 57,998 | 61,094 |
| ING Van Kampen Global Franchise Portfolio - Service 2 Class | 5,982 | 6,699 | 7,448 | 10,870 |
| ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class | 38,483 | 2,503 | 3,034 | 371 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 24,426 | 59,477 | 84,673 | 106,437 |
| ING Van Kampen Growth and Income Portfolio - Service 2 Class | 1,643 | 4,343 | 8,711 | 10,721 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 13,502 | 6,170 | 1,527 | 4,054 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class | 4 | 47 | 74 | 82 |
| ING Mutual Funds: | | | | |
| ING Diversified International Fund - Class R | 1 | 31 | 36 | 67 |

|  | Year ended December 31 | | | |
|  | 2009 | | 2008 | |
|  | Purchases | Sales | Purchases | Sales |
|  | (Dollars in thousands) | | | |
| ING Partners, Inc.: |  |  |  |  |
| ING American Century Large Company Value Portfolio - Service Class | $ 225 | $ 633 | $ 406 | $ 72 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 1,305 | 230 | 192 | 103 |
| ING Baron Small Cap Growth Portfolio - Service Class | 76,326 | 36,645 | 92,006 | 34,502 |
| ING Columbia Small Cap Value Portfolio - Service Class | 25,584 | 38,673 | 103,851 | 43,859 |
| ING Davis New York Venture Portfolio - Service Class | 43,057 | 24,412 | 116,223 | 9,815 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 28,447 | 8,275 | 38,474 | 10,410 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 22 | 12,912 | 4,626 | 23,042 |
| ING Neuberger Berman Partners Portfolio - Service Class | 1,973 | 67,222 | 1,410 | 25,782 |
| ING Oppenheimer Global Portfolio - Initial Class | 296 | 1,439 | 1,065 | 2,674 |
| ING Oppenheimer Global Portfolio - Service Class | 7,356 | 21,131 | 50,521 | 18,723 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 780 | 2,355 | 4,632 | 3,223 |
| ING PIMCO Total Return Portfolio - Service Class | 2,717 | 2,235 | 5,467 | 1,043 |
| ING Solution 2015 Portfolio - Service Class | 4,567 | 1,158 | 8,604 | 2,620 |
| ING Solution 2025 Portfolio - Service Class | 5,370 | 732 | 7,218 | 748 |
| ING Solution 2035 Portfolio - Service Class | 2,350 | 1,411 | 5,535 | 592 |
| ING Solution 2045 Portfolio - Service Class | 142 | 254 | 946 | 109 |
| ING Solution Income Portfolio - Service Class | 1,542 | 700 | 3,858 | 1,808 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 3,713 | 293 | 2,844 | 385 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 60,526 | 14,963 | 31,668 | 15,930 |
| ING Templeton Foreign Equity Portfolio - Service Class | 64,062 | 34,246 | 219,959 | 59,611 |
| ING Thornburg Value Portfolio - Initial Class | 17 | 196 | 41 | 553 |
| ING Thornburg Value Portfolio - Service Class | 1,394 | 689 | 260 | 4,726 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 151 | 1,366 | 360 | 3,531 |
| ING Van Kampen Comstock Portfolio - Service Class | 15,444 | 19,050 | 37,574 | 28,902 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 43 | 211 | 318 | 749 |
| ING Van Kampen Equity and Income Portfolio - Service Class | 14,589 | 28,233 | 152,718 | 19,385 |
| ING Strategic Allocation Portfolios, Inc.: |  |  |  |  |
| ING Strategic Allocation Conservative Portfolio - Class S | 268 | 193 | 476 | 204 |
| ING Strategic Allocation Growth Portfolio - Class S | 114 | 68 | 516 | 81 |
| ING Strategic Allocation Moderate Portfolio - Class S | 137 | 89 | 302 | 201 |
| ING Variable Funds: |  |  |  |  |
| ING Growth and Income Portfolio - Class I | 1 | 6 | 2 | 6 |
| ING Growth and Income Portfolio - Class S | 150,368 | 52,696 | 437,216 | 47,269 |
| ING Variable Insurance Trust: |  |  |  |  |
| ING GET U.S. Core Portfolio - Series 3 | 819 | 38,705 | 3,210 | 9,057 |
| ING GET U.S. Core Portfolio - Series 4 | 1,024 | 27,001 | 5,225 | 7,268 |
| ING GET U.S. Core Portfolio - Series 5 | 666 | 2,949 | 4,308 | 5,202 |
| ING GET U.S. Core Portfolio - Series 6 | 359 | 4,516 | 3,941 | 4,739 |
| ING GET U.S. Core Portfolio - Series 7 | 256 | 1,587 | 2,963 | 3,461 |
| ING GET U.S. Core Portfolio - Series 8 | 155 | 1,967 | 1,723 | 1,943 |

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Variable Insurance Trust (continued): | | | | |
| ING GET U.S. Core Portfolio - Series 9 | $    126 | $    1,010 | $    1,549 | $    1,059 |
| ING GET U.S. Core Portfolio - Series 10 | 130 | 988 | 1,134 | 737 |
| ING GET U.S. Core Portfolio - Series 11 | 344 | 1,993 | 1,803 | 1,160 |
| ING GET U.S. Core Portfolio - Series 12 | 80 | 524 | 854 | 981 |
| ING GET U.S. Core Portfolio - Series 13 | 800 | 6,882 | 2,661 | 13,597 |
| ING GET U.S. Core Portfolio - Series 14 | 2,860 | 30,373 | 2,064 | 14,458 |
| ING Variable Portfolios, Inc.: | | | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Class S | 105,919 | 33,902 | 157,195 | 21,941 |
| ING Dow Jones Euro STOXX 50 Index Portfolio - Class A | 1,151 | 555 | - | - |
| ING FTSE 100 Index Portfolio - Class A | 758 | 10 | - | - |
| ING Global Equity Option Portfolio - Class S | 5,733 | 8,541 | 1,984 | 31 |
| ING Hang Seng Index Portfolio - Class S | 44,117 | 4,852 | - | - |
| ING Index Plus LargeCap Portfolio - Class S | 5,411 | 34,445 | 103,292 | 94,213 |
| ING Index Plus MidCap Portfolio - Class S | 1,892 | 19,922 | 40,631 | 54,718 |
| ING Index Plus SmallCap Portfolio - Class S | 2,364 | 14,105 | 23,724 | 46,622 |
| ING International Index Portfolio - Class S | 62,304 | 6,908 | 9,607 | 1,711 |
| ING Japan Equity Index Portfolio - Class A | 658 | 326 | - | - |
| ING Opportunistic Large Cap Growth Portfolio - Class S | 10 | 411 | 281 | 273 |
| ING Opportunistic Large Cap Portfolio - Class S | 959 | 2,391 | 3,338 | 4,133 |
| ING Russell™ Global Large Cap Index 75% Portfolio - Class S | 12,783 | 1,293 | 4,040 | 1,426 |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 132,902 | 13,225 | - | - |
| ING Russell™ Large Cap Index Portfolio - Class S | 325,095 | 35,287 | 38,457 | 10,460 |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 22,911 | 2,514 | - | - |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 235,954 | 16,774 | - | - |
| ING Russell™ Mid Cap Index Portfolio - Class S | 60,555 | 16,482 | 33,357 | 3,426 |
| ING Russell™ Small Cap Index Portfolio - Class S | 50,264 | 28,362 | 116,495 | 17,769 |
| ING Small Company Portfolio - Class S | 45,632 | 27,700 | 65,062 | 11,441 |
| ING U.S. Bond Index Portfolio - Class S | 170,112 | 103,042 | 214,981 | 41,744 |
| ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S | 50,405 | 32,335 | 225,953 | 8,759 |
| ING Variable Products Trust: | | | | |
| ING International Value Portfolio - Class S | 970 | 1,300 | 6,021 | 1,879 |
| ING MidCap Opportunities Portfolio - Class S | 27,642 | 39,581 | 355,725 | 33,335 |
| ING SmallCap Opportunities Portfolio - Class S | 145 | 6,817 | 12,733 | 18,918 |
| Legg Mason Partners Variable Equity Trust: | | | | |
| Legg Mason ClearBridge Variable Investors Portfolio | 2 | 11 | 7 | 44 |
| Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | - | 3 | 2 | 31 |
| Legg Mason Partners Variable Income Trust: | | | | |
| Legg Mason Western Asset Variable High Income Portfolio | 8 | 3 | 8 | 36 |
| Legg Mason Western Asset Variable Money Market Portfolio | 1 | - | 3 | 146 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | **Year ended December 31** | | | |
| | **2009** | | **2008** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
|---|---|---|---|---|
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Main Street Small Cap Fund®/VA - Service Class | $ 545 | $ 161 | $ 347 | $ 285 |
| PIMCO Variable Insurance Trust: | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 4,744 | 1,849 | 7,725 | 1,642 |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Equity Income VCT Portfolio - Class II | 2,273 | 2,151 | 5,223 | 1,571 |
| Pioneer Small Cap Value VCT Portfolio - Class II | 1 | 2,249 | 665 | 915 |
| ProFunds: | | | | |
| ProFund VP Bull | 131 | 1,825 | 372 | 6,426 |
| ProFund VP Europe 30 | 296 | 2,093 | 2,885 | 4,958 |
| ProFund VP Rising Rates Opportunity | 363 | 3,201 | 1,436 | 8,874 |
| Wells Fargo Funds Trust: | | | | |
| Wells Fargo Advantage Asset Allocation Fund | 50 | 251 | 287 | 411 |
| Wells Fargo Advantage C&B Large Cap Value Fund | 5 | 55 | 7 | 113 |
| Wells Fargo Advantage Equity Income Fund | 16 | 62 | 140 | 134 |
| Wells Fargo Advantage Large Company Growth Fund | 5 | 297 | 21 | 458 |
| Wells Fargo Advantage Money Market Fund | 1 | 7 | 2 | 86 |
| Wells Fargo Advantage Small Cap Growth Fund | - | 142 | 189 | 140 |
| Wells Fargo Advantage Total Return Bond Fund | 105 | 119 | 58 | 314 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

8.      **Changes in Units**

The changes in units outstanding for the years ended December 31, 2009 and 2008 are shown in the following table. The activity includes contractowners electing to update a DVA 100 or DVA Series 100 Contract to a DVA Contract. Updates to DVA Contracts resulted in both a redemption (surrender of the old Contract) and an issue (acquisition of the new Contract).

| | Year ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2009 | | | 2008 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| AIM Variable Insurance Funds: | | | | | | |
| AIM V.I. Leisure Fund - Series I Shares | 31,058 | 349,079 | (318,021) | 104,608 | 859,682 | (755,074) |
| BlackRock Variable Series Funds, Inc.: | | | | | | |
| BlackRock Global Allocation V.I. Fund - Class III | 75,987,942 | 22,927,232 | 53,060,710 | 57,209,847 | 7,307,190 | 49,902,657 |
| Columbia Funds Variable Insurance Trust: | | | | | | |
| Columbia Asset Allocation Fund, Variable Series - Class A | 480 | 1,317 | (837) | 2,325 | 20,743 | (18,418) |
| Columbia Federal Securities Fund, Variable Series - Class A | - | 407 | (407) | 444 | 5,324 | (4,880) |
| Columbia Large Cap Growth Fund, Variable Series - Class A | 16 | 1,146 | (1,130) | 299 | 3,722 | (3,423) |
| Columbia Small Cap Value Fund, Variable Series - Class B | 278,804 | 1,738,333 | (1,459,529) | 179,657 | 3,140,307 | (2,960,650) |
| Columbia Small Company Growth Fund, Variable Series - Class A | - | 2,581 | (2,581) | - | 144 | (144) |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Service Class 2 | 992,104 | 4,176,755 | (3,184,651) | 3,214,538 | 8,981,668 | (5,767,130) |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Service Class 2 | 13,009,601 | 19,551,470 | (6,541,869) | 38,407,606 | 22,732,411 | 15,675,195 |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 298,415 | 110,674 | 187,741 | 375,150 | 243,139 | 132,011 |
| ING Balanced Portfolio, Inc.: | | | | | | |
| ING Balanced Portfolio - Class S | 64,148 | 133,985 | (69,837) | 154,763 | 244,970 | (90,207) |
| ING Intermediate Bond Portfolio: | | | | | | |
| ING Intermediate Bond Portfolio - Class S | 40,290,370 | 38,950,690 | 1,339,680 | 72,084,714 | 56,248,042 | 15,836,672 |
| ING Investors Trust: | | | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 2,070,577 | 19,338,993 | (17,268,416) | 4,875,586 | 7,856,182 | (2,980,596) |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class | 50,985 | 975,871 | (924,886) | 114,147 | 228,342 | (114,195) |
| ING American Funds Asset Allocation Portfolio | 19,904,258 | 5,412,005 | 14,492,253 | 23,895,240 | 3,215,712 | 20,679,528 |
| ING American Funds Bond Portfolio | 38,343,432 | 17,153,230 | 21,190,202 | 37,631,498 | 9,063,400 | 28,568,098 |

| | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Investors Trust (continued): | | | | | | |
| ING American Funds Growth Portfolio | 36,582,545 | 36,084,341 | 498,204 | 66,078,373 | 41,512,481 | 24,565,892 |
| ING American Funds Growth-Income Portfolio | 21,283,824 | 21,176,889 | 106,935 | 40,022,856 | 26,811,680 | 13,211,176 |
| ING American Funds International Portfolio | 21,908,372 | 18,401,270 | 3,507,102 | 32,644,018 | 24,864,560 | 7,779,458 |
| ING American Funds World Allocation Portfolio - Service Class | 8,865,751 | 1,821,231 | 7,044,520 | 1,475,870 | 29,257 | 1,446,613 |
| ING Artio Foreign Portfolio - Service Class | 12,987,278 | 12,119,589 | 867,689 | 18,699,161 | 18,683,200 | 15,961 |
| ING Artio Foreign Portfolio - Service 2 Class | 535,620 | 495,775 | 39,845 | 302,000 | 479,674 | (177,674) |
| ING BlackRock Inflation Protected Bond Portfolio - Service Class | 19,482,590 | 4,392,829 | 15,089,761 | - | - | - |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | - | 2,743 | (2,743) | 3 | 2,895 | (2,892) |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 6,465,361 | 5,476,222 | 989,139 | 5,752,600 | 5,400,606 | 351,994 |
| ING BlackRock Large Cap Value Portfolio - Service Class | 136,144 | 680,723 | (544,579) | 87,456 | 1,082,168 | (994,712) |
| ING BlackRock Large Cap Value Portfolio - Service 2 Class | 2,844 | 24,758 | (21,914) | 6,407 | 56,978 | (50,571) |
| ING Clarion Global Real Estate Portfolio - Service Class | 5,555,668 | 6,011,644 | (455,976) | 13,935,069 | 8,931,567 | 5,003,502 |
| ING Clarion Global Real Estate Portfolio - Service 2 Class | 46,753 | 38,422 | 8,331 | 95,994 | 79,211 | 16,783 |
| ING Clarion Real Estate Portfolio - Service Class | 921,570 | 2,302,213 | (1,380,643) | 1,895,100 | 4,168,239 | (2,273,139) |
| ING Clarion Real Estate Portfolio - Service 2 Class | 101,499 | 251,328 | (149,829) | 99,116 | 313,390 | (214,274) |
| ING Evergreen Health Sciences Portfolio - Service Class | 6,606,332 | 7,980,311 | (1,373,979) | 12,348,154 | 10,033,907 | 2,314,247 |
| ING Evergreen Omega Portfolio - Service Class | 8,918,921 | 2,235,010 | 6,683,911 | 780,203 | 450,969 | 329,234 |
| ING Evergreen Omega Portfolio - Service 2 Class | 991 | 20,984 | (19,993) | 919 | 15,342 | (14,423) |
| ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | 11,993,189 | 14,027,678 | (2,034,489) | 15,533,608 | 20,806,130 | (5,272,522) |
| ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class | 123,478 | 262,502 | (139,024) | 231,193 | 461,928 | (230,735) |
| ING Focus 5 Portfolio - Service Class | 6,018,422 | 6,358,864 | (340,442) | 20,714,284 | 7,849,841 | 12,864,443 |
| ING Franklin Income Portfolio - Service Class | 19,152,614 | 13,329,973 | 5,822,641 | 29,073,925 | 22,412,607 | 6,661,318 |
| ING Franklin Income Portfolio - Service 2 Class | 304,876 | 276,396 | 28,480 | 331,544 | 384,919 | (53,375) |
| ING Franklin Mutual Shares Portfolio - Service Class | 6,742,053 | 6,107,920 | 634,133 | 11,340,120 | 7,955,038 | 3,385,082 |
| ING Franklin Templeton Founding Strategy Portfolio - Service Class | 16,080,003 | 19,493,470 | (3,413,467) | 79,149,769 | 20,954,019 | 58,195,750 |
| ING Global Resources Portfolio - Service Class | 6,685,696 | 8,256,640 | (1,570,944) | 17,080,043 | 13,531,849 | 3,548,194 |
| ING Global Resources Portfolio - Service 2 Class | 102,335 | 184,416 | (82,081) | 284,537 | 353,794 | (69,257) |
| ING Growth and Income Portfolio II - Service Class | 914,317 | 31,247,475 | (30,333,158) | 5,311,958 | 11,855,180 | (6,543,222) |
| ING Growth and Income Portfolio II - Service 2 Class | 31,422 | 1,852,992 | (1,821,570) | 200,132 | 456,493 | (256,361) |
| ING Index Plus International Equity Portfolio - Service Class | 120,154 | 2,549,091 | (2,428,937) | 316,780 | 1,041,046 | (724,266) |

| | **Year ended December 31** | | | | | |
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING Index Plus International Equity Portfolio - Service 2 Class | 351 | 39,217 | (38,866) | 1,387 | 22,864 | (21,477) |
| ING International Growth Opportunities Portfolio - Service Class | 65,184 | 7,329,858 | (7,264,674) | 347,675 | 2,195,689 | (1,848,014) |
| ING International Growth Opportunities Portfolio - Service 2 Class | 6,959 | 467,433 | (460,474) | 24,951 | 85,424 | (60,473) |
| ING Janus Contrarian Portfolio - Service Class | 5,578,332 | 13,257,041 | (7,678,709) | 24,274,047 | 22,399,880 | 1,874,167 |
| ING Janus Contrarian Portfolio - Service 2 Class | 80,729 | 285,596 | (204,867) | 240,422 | 315,896 | (75,474) |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 13,495,540 | 13,596,496 | (100,956) | 20,248,514 | 19,777,306 | 471,208 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | 124,599 | 184,887 | (60,288) | 182,330 | 313,840 | (131,510) |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 2,501,202 | 2,859,014 | (357,812) | 2,331,586 | 6,052,262 | (3,720,676) |
| ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | 44,136 | 279,627 | (235,491) | 66,112 | 531,318 | (465,206) |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 231,883 | 2,743,063 | (2,511,180) | 243,112 | 1,134,143 | (891,031) |
| ING JPMorgan Value Opportunities Portfolio - Service 2 Class | 280 | 96,275 | (95,995) | 3,859 | 46,066 | (42,207) |
| ING LifeStyle Aggressive Growth Portfolio - Service Class | 9,317,426 | 103,925,293 | (94,607,867) | 20,081,738 | 20,886,430 | (804,692) |
| ING LifeStyle Aggressive Growth Portfolio - Service 2 Class | 110,012 | 451,640 | (341,628) | 119,492 | 82,910 | 36,582 |
| ING LifeStyle Conservative Portfolio - Service Class | 38,613,440 | 54,713,629 | (16,100,189) | 17,350,368 | 1,250,179 | 16,100,189 |
| ING LifeStyle Conservative Portfolio - Service 2 Class | 113,225 | 113,225 | - | - | - | - |
| ING LifeStyle Growth Portfolio - Service Class | 49,317,013 | 401,660,098 | (352,343,085) | 128,672,824 | 65,931,731 | 62,741,093 |
| ING LifeStyle Growth Portfolio - Service 2 Class | 247,019 | 1,378,743 | (1,131,724) | 393,960 | 164,843 | 229,117 |
| ING LifeStyle Moderate Growth Portfolio - Service Class | 46,854,994 | 327,872,721 | (281,017,727) | 108,054,957 | 55,553,992 | 52,500,965 |
| ING LifeStyle Moderate Growth Portfolio - Service 2 Class | 405,985 | 1,678,313 | (1,272,328) | 395,247 | 369,658 | 25,589 |
| ING LifeStyle Moderate Portfolio - Service Class | 44,199,116 | 198,756,446 | (154,557,330) | 90,761,793 | 39,182,323 | 51,579,470 |
| ING LifeStyle Moderate Portfolio - Service 2 Class | 1,106,826 | 2,342,065 | (1,235,239) | 774,140 | 616,897 | 157,243 |
| ING Limited Maturity Bond Portfolio - Service Class | 172,351 | 1,259,922 | (1,087,571) | 290,597 | 2,356,870 | (2,066,273) |
| ING Liquid Assets Portfolio - Service Class | 100,033,410 | 152,688,414 | (52,655,004) | 318,256,889 | 235,944,081 | 82,312,808 |
| ING Liquid Assets Portfolio - Service 2 Class | 1,670,729 | 3,901,797 | (2,231,068) | 10,022,475 | 6,984,421 | 3,038,054 |
| ING Lord Abbett Affiliated Portfolio - Service Class | 195,971 | 1,272,743 | (1,076,772) | 289,874 | 2,329,501 | (2,039,627) |
| ING Lord Abbett Affiliated Portfolio - Service 2 Class | 7,978 | 26,296 | (18,318) | 3,898 | 29,418 | (25,520) |
| ING Marsico Growth Portfolio - Service Class | 6,158,423 | 9,289,470 | (3,131,047) | 9,714,966 | 13,856,667 | (4,141,701) |
| ING Marsico Growth Portfolio - Service 2 Class | 152,268 | 211,557 | (59,289) | 99,590 | 230,242 | (130,652) |
| ING Marsico International Opportunities Portfolio - Service Class | 1,710,898 | 5,113,218 | (3,402,320) | 11,123,956 | 9,422,714 | 1,701,242 |
| ING MFS Total Return Portfolio - Service Class | 7,010,855 | 9,394,058 | (2,383,203) | 7,594,899 | 12,608,231 | (5,013,332) |

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
# SEPARATE ACCOUNT B
## Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2009 | | | 2008 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING MFS Total Return Portfolio - Service 2 Class | 147,999 | 440,045 | (292,046) | 129,192 | 614,062 | (484,870) |
| ING MFS Utilities Portfolio - Service Class | 7,677,149 | 10,147,969 | (2,470,820) | 23,836,751 | 19,922,925 | 3,913,826 |
| ING Multi-Manager International Small Cap Portfolio - Class S | 1,498,951 | 1,992,798 | (493,847) | 969,332 | 475,485 | 493,847 |
| ING Oppenheimer Active Allocation Portfolio - Service Class | 2,048,572 | 243,145 | 1,805,427 | 427,911 | 16,299 | 411,612 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 512,822 | 14,045,538 | (13,532,716) | 2,667,157 | 4,848,712 | (2,181,555) |
| ING Oppenheimer Main Street Portfolio® - Service 2 Class | 4,714 | 302,518 | (297,804) | 11,717 | 43,757 | (32,040) |
| ING PIMCO High Yield Portfolio - Service Class | 969,477 | 6,925,944 | (5,956,467) | 7,328,265 | 19,504,693 | (12,176,428) |
| ING PIMCO Total Return Bond Portfolio - Service Class | 97,437,019 | 59,413,076 | 38,023,943 | 148,312,824 | 68,903,229 | 79,409,595 |
| ING PIMCO Total Return Bond Portfolio - Service 2 Class | 1,564,776 | 1,195,889 | 368,887 | 2,422,074 | 1,361,491 | 1,060,583 |
| ING Pioneer Fund Portfolio - Service Class | 740,597 | 1,121,515 | (380,918) | 637,444 | 2,057,989 | (1,420,545) |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 8,205,982 | 12,555,896 | (4,349,914) | 28,952,917 | 20,716,105 | 8,236,812 |
| ING Retirement Conservative Portfolio - Adviser Class | 52,086,673 | 3,894,878 | 48,191,795 | - | - | - |
| ING Retirement Growth Portfolio - Adviser Class | 498,382,902 | 14,157,359 | 484,225,543 | - | - | - |
| ING Retirement Moderate Growth Portfolio - Adviser Class | 331,988,356 | 9,052,622 | 322,935,734 | - | - | - |
| ING Retirement Moderate Portfolio - Adviser Class | 193,428,098 | 7,212,114 | 186,215,984 | - | - | - |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 17,600,263 | 17,081,278 | 518,985 | 28,597,491 | 24,119,335 | 4,478,156 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | 225,842 | 749,451 | (523,609) | 301,468 | 1,194,157 | (892,689) |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 6,360,252 | 7,178,319 | (818,067) | 7,655,742 | 9,493,239 | (1,837,497) |
| ING T. Rowe Price Equity Income Portfolio - Service 2 Class | 98,206 | 283,142 | (184,936) | 186,781 | 364,938 | (178,157) |
| ING Templeton Global Growth Portfolio - Service Class | 2,779,038 | 2,929,241 | (150,203) | 3,095,739 | 4,953,235 | (1,857,496) |
| ING Templeton Global Growth Portfolio - Service 2 Class | 24,368 | 35,756 | (11,388) | 30,067 | 137,053 | (106,986) |
| ING Van Kampen Capital Growth Portfolio - Service Class | 1,790,898 | 17,874,111 | (16,083,213) | 16,999,139 | 4,838,809 | 12,160,330 |
| ING Van Kampen Capital Growth Portfolio - Service 2 Class | 2 | 1,417 | (1,415) | 18,672 | 907,281 | (888,609) |
| ING Van Kampen Global Franchise Portfolio - Service Class | 5,215,590 | 5,142,938 | 72,652 | 6,603,917 | 8,484,047 | (1,880,130) |
| ING Van Kampen Global Franchise Portfolio - Service 2 Class | 121,541 | 538,908 | (417,367) | 151,446 | 779,421 | (627,975) |
| ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class | 4,666,340 | 706,578 | 3,959,762 | 376,816 | 58,534 | 318,282 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 3,232,339 | 4,799,103 | (1,566,764) | 3,960,823 | 6,953,624 | (2,992,801) |
| ING Van Kampen Growth and Income Portfolio - Service 2 Class | 225,182 | 453,973 | (228,791) | 216,645 | 833,877 | (617,232) |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 1,775,341 | 893,008 | 882,333 | 49,110 | 449,683 | (400,573) |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class | 153 | 5,144 | (4,991) | 419 | 7,989 | (7,570) |

| | **Year ended December 31** | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Mutual Funds: | | | | | | |
| ING Diversified International Fund - Class R | 18 | 4,785 | (4,767) | 1,357 | 6,179 | (4,822) |
| ING Partners, Inc.: | | | | | | |
| ING American Century Large Company Value Portfolio - Service Class | 28,498 | 72,854 | (44,356) | 12,181 | 6,516 | 5,665 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 112,936 | 19,916 | 93,020 | 8,498 | 6,369 | 2,129 |
| ING Baron Small Cap Growth Portfolio - Service Class | 15,460,465 | 10,216,661 | 5,243,804 | 14,185,144 | 9,097,198 | 5,087,946 |
| ING Columbia Small Cap Value Portfolio - Service Class | 6,912,213 | 8,212,602 | (1,300,389) | 18,865,474 | 12,373,074 | 6,492,400 |
| ING Davis New York Venture Portfolio - Service Class | 11,317,153 | 8,289,814 | 3,027,339 | 17,588,696 | 6,274,019 | 11,314,677 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 4,747,238 | 2,352,252 | 2,394,986 | 4,500,990 | 1,905,326 | 2,595,664 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 199,007 | 1,528,203 | (1,329,196) | 1,110,284 | 2,547,033 | (1,436,749) |
| ING Neuberger Berman Partners Portfolio - Service Class | 155,910 | 11,239,947 | (11,084,037) | 515,915 | 2,985,982 | (2,470,067) |
| ING Oppenheimer Global Portfolio - Initial Class | 90,351 | 233,628 | (143,277) | 34,824 | 244,888 | (210,064) |
| ING Oppenheimer Global Portfolio - Service Class | 1,280,265 | 2,986,018 | (1,705,753) | 5,982,499 | 4,603,003 | 1,379,496 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 71,846 | 253,796 | (181,950) | 591,212 | 539,474 | 51,738 |
| ING PIMCO Total Return Portfolio - Service Class | 203,986 | 198,173 | 5,813 | 508,319 | 181,381 | 326,938 |
| ING Solution 2015 Portfolio - Service Class | 478,956 | 163,082 | 315,874 | 807,195 | 292,478 | 514,717 |
| ING Solution 2025 Portfolio - Service Class | 633,355 | 101,208 | 532,147 | 697,835 | 106,385 | 591,450 |
| ING Solution 2035 Portfolio - Service Class | 260,852 | 170,466 | 90,386 | 421,452 | 36,400 | 385,052 |
| ING Solution 2045 Portfolio - Service Class | 16,435 | 34,830 | (18,395) | 79,705 | 10,611 | 69,094 |
| ING Solution Income Portfolio - Service Class | 126,852 | 73,781 | 53,071 | 352,910 | 179,167 | 173,743 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 388,149 | 47,438 | 340,711 | 173,642 | 38,243 | 135,399 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 11,486,303 | 4,675,708 | 6,810,595 | 4,856,598 | 3,124,542 | 1,732,056 |
| ING Templeton Foreign Equity Portfolio - Service Class | 13,339,518 | 9,723,596 | 3,615,922 | 23,495,762 | 10,533,852 | 12,961,910 |
| ING Thornburg Value Portfolio - Initial Class | 24,338 | 49,714 | (25,376) | 12,370 | 70,971 | (58,601) |
| ING Thornburg Value Portfolio - Service Class | 143,282 | 104,718 | 38,564 | 66,473 | 494,495 | (428,022) |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 21,606 | 168,389 | (146,783) | 74,285 | 364,563 | (290,278) |
| ING Van Kampen Comstock Portfolio - Service Class | 3,595,157 | 4,209,288 | (614,131) | 4,752,673 | 5,122,227 | (369,554) |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 114 | 18,612 | (18,498) | 4,321 | 66,669 | (62,348) |
| ING Van Kampen Equity and Income Portfolio - Service Class | 3,981,043 | 5,317,039 | (1,335,996) | 15,369,468 | 5,160,161 | 10,209,307 |

|  | Year ended December 31 | | | | | |
|  | 2009 | | | 2008 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING Strategic Allocation Conservative Portfolio - Class S | 15,260 | 16,067 | (807) | 22,249 | 15,008 | 7,241 |
| ING Strategic Allocation Growth Portfolio - Class S | 4,091 | 7,118 | (3,027) | 24,916 | 4,989 | 19,927 |
| ING Strategic Allocation Moderate Portfolio - Class S | 7,093 | 9,342 | (2,249) | 12,127 | 13,804 | (1,677) |
| ING Variable Funds: | | | | | | |
| ING Growth and Income Portfolio - Class I | - | 825 | (825) | 68 | 477 | (409) |
| ING Growth and Income Portfolio - Class S | 23,372,789 | 10,183,271 | 13,189,518 | 54,369,875 | 10,094,718 | 44,275,157 |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 3 | 190,050 | 4,095,215 | (3,905,165) | 99,250 | 896,367 | (797,117) |
| ING GET U.S. Core Portfolio - Series 4 | 134,449 | 2,779,623 | (2,645,174) | 132,927 | 737,417 | (604,490) |
| ING GET U.S. Core Portfolio - Series 5 | 198,514 | 447,916 | (249,402) | 30,371 | 435,448 | (405,077) |
| ING GET U.S. Core Portfolio - Series 6 | 239,766 | 657,347 | (417,581) | 15,244 | 432,401 | (417,157) |
| ING GET U.S. Core Portfolio - Series 7 | 77,260 | 213,747 | (136,487) | 71,084 | 381,434 | (310,350) |
| ING GET U.S. Core Portfolio - Series 8 | 63,228 | 245,460 | (182,232) | 58,893 | 230,012 | (171,119) |
| ING GET U.S. Core Portfolio - Series 9 | 105,587 | 197,861 | (92,274) | 27,518 | 117,771 | (90,253) |
| ING GET U.S. Core Portfolio - Series 10 | 38,405 | 128,397 | (89,992) | 93,484 | 153,870 | (60,386) |
| ING GET U.S. Core Portfolio - Series 11 | 89,504 | 266,327 | (176,823) | 26,699 | 121,272 | (94,573) |
| ING GET U.S. Core Portfolio - Series 12 | 13,991 | 60,972 | (46,981) | 3,294 | 91,027 | (87,733) |
| ING GET U.S. Core Portfolio - Series 13 | 65,252 | 702,351 | (637,099) | 2,187,257 | 3,476,413 | (1,289,156) |
| ING GET U.S. Core Portfolio - Series 14 | 3,726,075 | 6,619,304 | (2,893,229) | 574,041 | 1,850,938 | (1,276,897) |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Class S | 18,859,241 | 9,444,370 | 9,414,871 | 19,307,804 | 5,970,899 | 13,336,905 |
| ING Dow Jones Euro STOXX 50 Index Portfolio - Class A | 118,409 | 56,338 | 62,071 | - | - | - |
| ING FTSE 100 Index Portfolio - Class A | 74,851 | 1,197 | 73,654 | - | - | - |
| ING Global Equity Option Portfolio - Class S | 754,452 | 1,015,113 | (260,661) | 269,308 | 8,647 | 260,661 |
| ING Hang Seng Index Portfolio - Class S | 4,311,014 | 1,085,883 | 3,225,131 | - | - | - |
| ING Index Plus LargeCap Portfolio - Class S | 4,426,826 | 8,774,823 | (4,347,997) | 9,830,865 | 11,570,172 | (1,739,307) |
| ING Index Plus MidCap Portfolio - Class S | 634,350 | 2,600,153 | (1,965,803) | 3,015,661 | 6,163,391 | (3,147,730) |
| ING Index Plus SmallCap Portfolio - Class S | 515,644 | 1,832,868 | (1,317,224) | 2,437,053 | 5,151,198 | (2,714,145) |
| ING International Index Portfolio - Class S | 10,344,834 | 2,348,210 | 7,996,624 | 1,344,546 | 346,297 | 998,249 |

| | Year ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Variable Portfolios, Inc. (continued): | | | | | | |
| ING Japan Equity Index Portfolio - Class A | 67,500 | 34,583 | 32,917 | - | - | - |
| ING Opportunistic Large Cap Growth Portfolio - Class S | 2,112 | 47,356 | (45,244) | 24,035 | 24,639 | (604) |
| ING Opportunistic Large Cap Portfolio - Class S | 136,507 | 377,654 | (241,147) | 76,054 | 482,859 | (406,805) |
| ING Russell™ Global Large Cap Index 75% Portfolio - Class S | 1,658,272 | 275,337 | 1,382,935 | 559,291 | 224,391 | 334,900 |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 12,716,446 | 1,506,176 | 11,210,270 | - | - | - |
| ING Russell™ Large Cap Index Portfolio - Class S | 50,637,531 | 8,299,860 | 42,337,671 | 5,347,374 | 1,928,900 | 3,418,474 |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 2,295,781 | 373,547 | 1,922,234 | - | - | - |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 21,074,210 | 1,917,538 | 19,156,672 | - | - | - |
| ING Russell™ Mid Cap Index Portfolio - Class S | 10,832,295 | 4,403,603 | 6,428,692 | 4,727,979 | 1,024,428 | 3,703,551 |
| ING Russell™ Small Cap Index Portfolio - Class S | 11,286,060 | 8,153,924 | 3,132,136 | 14,797,236 | 4,654,693 | 10,142,543 |
| ING Small Company Portfolio - Class S | 8,312,508 | 6,042,586 | 2,269,922 | 8,414,905 | 2,700,247 | 5,714,658 |
| ING U.S. Bond Index Portfolio - Class S | 24,404,746 | 17,982,606 | 6,422,140 | 26,307,158 | 8,888,992 | 17,418,166 |
| ING WisdomTree^SM Global High-Yielding Equity Index Portfolio - Class S | 13,523,895 | 9,941,585 | 3,582,310 | 29,686,496 | 5,744,115 | 23,942,381 |
| ING Variable Products Trust: | | | | | | |
| ING International Value Portfolio - Class S | 109,923 | 137,497 | (27,574) | 308,055 | 200,121 | 107,934 |
| ING MidCap Opportunities Portfolio - Class S | 7,188,087 | 8,677,440 | (1,489,353) | 39,227,782 | 7,465,272 | 31,762,510 |
| ING SmallCap Opportunities Portfolio - Class S | 158,120 | 1,125,021 | (966,901) | 576,329 | 2,931,439 | (2,355,110) |
| Legg Mason Partners Variable Equity Trust: | | | | | | |
| Legg Mason ClearBridge Variable Investors Portfolio | 105 | 1,481 | (1,376) | 438 | 5,875 | (5,437) |
| Legg Mason Global Currents Variable International All Cap Opportunity Portfolio | - | 261 | (261) | 41 | 1,863 | (1,822) |
| Legg Mason Partners Variable Income Trust: | | | | | | |
| Legg Mason Western Asset Variable High Income Portfolio | - | 131 | (131) | 13 | 2,153 | (2,140) |
| Legg Mason Western Asset Variable Money Market Portfolio | 53 | 8 | 45 | 700 | 11,400 | (10,700) |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Main Street Small Cap Fund®/VA - Service Class | 46,964 | 15,802 | 31,162 | 18,190 | 17,432 | 758 |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 452,739 | 248,669 | 204,070 | 787,873 | 264,788 | 523,085 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Year ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2009** | | | **2008** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Equity Income VCT Portfolio - Class II | 282,017 | 288,418 | (6,401) | 424,102 | 242,777 | 181,325 |
| Pioneer Small Cap Value VCT Portfolio - Class II | 231,743 | 632,548 | (400,805) | 42,454 | 140,795 | (98,341) |
| ProFunds: | | | | | | |
| ProFund VP Bull | 26,235 | 270,575 | (244,340) | 241,994 | 947,511 | (705,517) |
| ProFund VP Europe 30 | 34,631 | 291,508 | (256,877) | 50,496 | 485,032 | (434,536) |
| ProFund VP Rising Rates Opportunity | 204,523 | 681,580 | (477,057) | 248,601 | 1,391,333 | (1,142,732) |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Advantage Asset Allocation Fund | 1,744 | 24,958 | (23,214) | 1,340 | 32,662 | (31,322) |
| Wells Fargo Advantage C&B Large Cap Value Fund | 152 | 5,143 | (4,991) | 298 | 9,273 | (8,975) |
| Wells Fargo Advantage Equity Income Fund | 702 | 5,759 | (5,057) | 2,424 | 13,327 | (10,903) |
| Wells Fargo Advantage Large Company Growth Fund | 274 | 32,595 | (32,321) | 4,152 | 48,046 | (43,894) |
| Wells Fargo Advantage Money Market Fund | - | 524 | (524) | - | 8,122 | (8,122) |
| Wells Fargo Advantage Small Cap Growth Fund | - | 11,460 | (11,460) | 372 | 9,704 | (9,332) |
| Wells Fargo Advantage Total Return Bond Fund | 4,490 | 8,688 | (4,198) | 2 | 26,260 | (26,258) |

9.      **Unit Summary**

A summary of units outstanding at December 31, 2009 follows:

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Leisure Fund - Series I Shares** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 4,124.980 | $         10.42 | $         42,982 |
| Band 5 | 5,789.366 | 10.38 | 60,094 |
| Band 6 | 229,345.290 | 10.30 | 2,362,256 |
| Band 7 | 250,590.332 | 10.26 | 2,571,057 |
| Band 8 | 54,185.644 | 10.18 | 551,610 |
| Band 9 | 26,395.210 | 10.14 | 267,647 |
| Band 10 | 229,699.037 | 10.10 | 2,319,960 |
| Band 11 | 58,504.412 | 10.07 | 589,139 |
| Band 12 | 100,598.486 | 10.03 | 1,009,003 |
| Band 13 | 139,559.000 | 9.99 | 1,394,194 |
| Band 14 | 274,471.955 | 9.91 | 2,720,017 |
| Band 15 | 74,323.992 | 9.87 | 733,578 |
| Band 16 | 1,680.836 | 9.79 | 16,455 |
| Band 17 | 165,664.481 | 9.76 | 1,616,885 |
| Band 18 | 1,350.500 | 9.72 | 13,127 |
| Band 19 | 42,599.198 | 9.64 | 410,656 |
| Band 20 | 204,073.458 | 9.95 | 2,030,531 |
| Band 21 | 26,226.110 | 9.83 | 257,803 |
| Band 26 | 15,493.764 | 10.67 | 165,318 |
| Band 27 | 14,250.742 | 10.42 | 148,493 |
| Band 28 | 393.102 | 10.30 | 4,049 |
| Band 29 | 9,073.660 | 10.26 | 93,096 |
| Band 30 | 8,100.892 | 10.02 | 81,171 |
| Band 31 | 3,413.044 | 9.91 | 33,823 |
| Band 34 | 413.824 | 9.43 | 3,902 |
| Band 41 | 6,797.449 | 10.30 | 70,014 |
| Band 42 | 1,780.435 | 10.17 | 18,107 |
| Band 43 | 13,118.621 | 10.07 | 132,105 |
| Band 45 | 1,928.006 | 8.80 | 16,966 |
| Band 46 | 37,721.710 | 8.53 | 321,766 |
| Band 47 | 8,135.266 | 8.46 | 68,824 |
| | 2,009,802.802 | | $      20,124,628 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **BlackRock Global Allocation V.I. Fund - Class III** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 13,640.002 | $ 9.60 | $ 130,944 |
| Band 4 | 45,477.661 | 9.55 | 434,312 |
| Band 5 | 17,484.891 | 9.55 | 166,981 |
| Band 6 | 13,749,221.270 | 9.53 | 131,030,079 |
| Band 7 | 3,478,112.769 | 9.52 | 33,111,634 |
| Band 8 | 5,374,595.837 | 9.50 | 51,058,660 |
| Band 9 | 326,433.438 | 9.50 | 3,101,118 |
| Band 10 | 29,137,035.610 | 9.49 | 276,510,468 |
| Band 11 | 3,117,544.491 | 9.48 | 29,554,322 |
| Band 12 | 1,025,896.013 | 9.47 | 9,715,235 |
| Band 13 | 6,969,528.887 | 9.46 | 65,931,743 |
| Band 14 | 4,707,828.576 | 9.45 | 44,488,980 |
| Band 15 | 8,786,490.784 | 9.44 | 82,944,473 |
| Band 16 | 418,581.176 | 9.42 | 3,943,035 |
| Band 17 | 5,407,653.258 | 9.41 | 50,886,017 |
| Band 18 | 10,877.189 | 9.40 | 102,246 |
| Band 19 | 112,665.445 | 9.39 | 1,057,929 |
| Band 20 | 2,289,265.139 | 9.45 | 21,633,556 |
| Band 21 | 392,083.090 | 9.43 | 3,697,344 |
| Band 26 | 289,884.061 | 9.61 | 2,785,786 |
| Band 27 | 66,363.812 | 9.55 | 633,774 |
| Band 28 | 11,161.627 | 9.53 | 106,370 |
| Band 29 | 68,052.818 | 9.52 | 647,863 |
| Band 30 | 16,653.171 | 9.47 | 157,706 |
| Band 31 | 24,267.644 | 9.44 | 229,087 |
| Band 32 | 145.438 | 9.40 | 1,367 |
| Band 38 | 300,980.094 | 9.60 | 2,889,409 |
| Band 41 | 9,917.788 | 9.47 | 93,921 |
| Band 42 | 3,335.017 | 9.44 | 31,483 |
| Band 43 | 178,996.790 | 9.41 | 1,684,360 |
| Band 45 | 619.478 | 9.33 | 5,780 |
| Band 46 | 9,928,436.782 | 9.40 | 93,327,306 |
| Band 47 | 1,786,545.429 | 9.37 | 16,739,931 |
| Band 50 | 4,234.478 | 9.46 | 40,058 |
| Band 55 | 27,022.562 | 9.50 | 256,714 |
| Band 56 | 4,790,071.317 | 9.57 | 45,840,983 |
| Band 57 | 47,696.838 | 9.48 | 452,166 |
| Band 59 | 27,510.338 | 9.39 | 258,322 |
| Band 60 | 1,055.524 | 9.50 | 10,027 |
| | 102,963,366.532 | | $ 975,691,489 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Columbia Asset Allocation Fund, Variable Series - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 659.599 | $ 14.00 | $ 9,234 |
| Band 7 | 12,608.016 | 13.96 | 176,008 |
| Band 8 | 3,320.294 | 13.86 | 46,019 |
| Band 9 | 3,669.024 | 13.81 | 50,669 |
| Band 11 | 1,042.997 | 13.72 | 14,310 |
| Band 13 | 849.871 | 13.63 | 11,584 |
| | 22,149.801 | | $ 307,824 |
| **Columbia Federal Securities Fund, Variable Series - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 7 | 1,452.585 | $ 11.98 | $ 17,402 |
| Band 13 | 387.945 | 11.70 | 4,539 |
| | 1,840.530 | | $ 21,941 |
| **Columbia Large Cap Growth Fund, Variable Series - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 1,048.978 | $ 10.20 | $ 10,700 |
| Band 7 | 23,678.464 | 10.17 | 240,810 |
| Band 9 | 1,661.493 | 10.10 | 16,781 |
| Band 11 | 939.519 | 10.05 | 9,442 |
| Band 13 | 3,508.307 | 10.00 | 35,083 |
| Band 14 | 1,786.085 | 9.95 | 17,772 |
| | 32,622.846 | | $ 330,588 |
| **Columbia Small Cap Value Fund, Variable Series - Class B** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,646.554 | $ 11.43 | $ 18,820 |
| Band 4 | 7,960.627 | 17.36 | 138,196 |
| Band 5 | 7,656.833 | 17.30 | 132,463 |
| Band 6 | 1,267,315.546 | 17.18 | 21,772,481 |
| Band 7 | 862,022.572 | 17.12 | 14,757,826 |
| Band 8 | 436,197.220 | 17.01 | 7,419,715 |
| Band 9 | 41,699.564 | 16.95 | 706,808 |
| Band 10 | 1,055,356.478 | 16.89 | 17,824,971 |
| Band 11 | 381,206.880 | 16.84 | 6,419,524 |
| Band 12 | 154,249.731 | 16.78 | 2,588,310 |
| Band 13 | 421,323.331 | 16.72 | 7,044,526 |
| Band 14 | 1,427,285.700 | 16.61 | 23,707,215 |
| Band 15 | 427,907.663 | 16.55 | 7,081,872 |
| Band 16 | 49,727.771 | 16.44 | 817,525 |
| Band 17 | 954,873.810 | 16.38 | 15,640,833 |
| Band 18 | 12,856.719 | 16.33 | 209,950 |
| Band 19 | 58,445.497 | 16.22 | 947,986 |
| Band 20 | 874,057.457 | 16.67 | 14,570,538 |
| Band 21 | 68,437.015 | 16.50 | 1,129,211 |
| Band 26 | 29,229.991 | 11.46 | 334,976 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Columbia Small Cap Value Fund, Variable Series -** | | | |
| **Class B (continued)** | | | |
| Band 27 | 8,368.506 | $ 11.30 | $ 94,564 |
| Band 28 | 3,248.996 | 11.21 | 36,421 |
| Band 29 | 11,584.078 | 11.19 | 129,626 |
| Band 30 | 3,262.203 | 11.03 | 35,982 |
| Band 31 | 1,239.405 | 10.95 | 13,571 |
| Band 41 | 1,221.188 | 11.03 | 13,470 |
| Band 42 | 1,685.763 | 10.93 | 18,425 |
| Band 43 | 6,728.767 | 10.85 | 73,007 |
| Band 46 | 594,174.946 | 10.13 | 6,018,992 |
| Band 47 | 39,738.759 | 10.05 | 399,375 |
| | 9,210,709.570 | | $ 150,097,179 |
| **Columbia Small Company Growth Fund, Variable** | | | |
| **Series - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 7 | 382.447 | $ 14.90 | $ 5,698 |
| Band 8 | 1,251.967 | 14.80 | 18,529 |
| Band 13 | 53.349 | 14.55 | 776 |
| | 1,687.763 | | $ 25,003 |
| **Fidelity® VIP Equity-Income Portfolio - Service Class 2** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,742.693 | $ 10.12 | $ 17,636 |
| Band 3 | 1,719.234 | 9.82 | 16,883 |
| Band 4 | 121,118.325 | 9.90 | 1,199,071 |
| Band 5 | 76,347.955 | 9.86 | 752,791 |
| Band 6 | 2,618,208.065 | 9.78 | 25,606,075 |
| Band 7 | 1,677,580.118 | 9.74 | 16,339,630 |
| Band 8 | 908,523.674 | 9.65 | 8,767,253 |
| Band 9 | 297,249.668 | 9.61 | 2,856,569 |
| Band 10 | 2,015,555.815 | 9.57 | 19,288,869 |
| Band 11 | 580,670.097 | 9.53 | 5,533,786 |
| Band 12 | 465,583.194 | 9.49 | 4,418,385 |
| Band 13 | 1,046,723.856 | 9.45 | 9,891,540 |
| Band 14 | 2,181,206.791 | 9.37 | 20,437,908 |
| Band 15 | 833,580.791 | 9.33 | 7,777,309 |
| Band 16 | 113,496.630 | 9.25 | 1,049,844 |
| Band 17 | 1,458,754.366 | 9.21 | 13,435,128 |
| Band 18 | 30,702.395 | 9.17 | 281,541 |
| Band 19 | 93,636.220 | 9.09 | 851,153 |
| Band 20 | 1,195,771.005 | 9.41 | 11,252,205 |
| Band 21 | 252,479.800 | 9.29 | 2,345,537 |
| Band 25 | 8,031.519 | 10.21 | 82,002 |
| Band 26 | 347,831.063 | 10.16 | 3,533,964 |
| Band 27 | 158,548.416 | 9.90 | 1,569,629 |
| Band 28 | 30,160.318 | 9.78 | 294,968 |
| Band 29 | 232,219.610 | 9.73 | 2,259,497 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Service Class 2** (continued) | | | |
| Band 30 | 88,922.847 | $ 9.49 | $ 843,878 |
| Band 31 | 43,755.790 | 9.36 | 409,554 |
| Band 32 | 1,420.047 | 9.13 | 12,965 |
| Band 33 | 245.137 | 8.98 | 2,201 |
| Band 34 | 929.429 | 8.86 | 8,235 |
| Band 35 | 237,954.549 | 10.34 | 2,460,450 |
| Band 36 | 25,217.234 | 10.16 | 256,207 |
| Band 37 | 36,955.306 | 10.03 | 370,662 |
| Band 38 | 653,883.192 | 11.70 | 7,650,433 |
| Band 39 | 115,338.180 | 11.55 | 1,332,156 |
| Band 40 | 40,596.365 | 11.44 | 464,422 |
| Band 41 | 20,870.870 | 10.70 | 223,318 |
| Band 42 | 20,408.453 | 10.57 | 215,717 |
| Band 43 | 103,092.626 | 10.46 | 1,078,349 |
| Band 44 | 422.380 | 9.16 | 3,869 |
| Band 45 | 6,274.261 | 9.02 | 56,594 |
| Band 46 | 769,770.052 | 8.66 | 6,666,209 |
| Band 47 | 142,561.235 | 8.60 | 1,226,027 |
| Band 51 | 675.903 | 8.17 | 5,522 |
| Band 55 | 1,165.227 | 8.33 | 9,706 |
| Band 56 | 16,501.299 | 7.72 | 127,390 |
| | 19,074,402.000 | | $ 183,283,037 |
| | | | |
| **Fidelity® VIP Contrafund® Portfolio - Service Class 2** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 10,484.608 | $ 11.70 | $ 122,670 |
| Band 4 | 356,882.784 | 13.92 | 4,967,808 |
| Band 5 | 111,194.538 | 13.82 | 1,536,709 |
| Band 6 | 10,400,918.370 | 11.48 | 119,402,543 |
| Band 7 | 1,646,404.196 | 13.64 | 22,456,953 |
| Band 8 | 5,391,514.512 | 11.40 | 61,463,265 |
| Band 9 | 719,226.450 | 13.46 | 9,680,788 |
| Band 10 | 13,426,001.920 | 11.76 | 157,889,783 |
| Band 11 | 1,507,302.426 | 11.32 | 17,062,663 |
| Band 12 | 358,683.538 | 11.29 | 4,049,537 |
| Band 13 | 3,266,422.252 | 13.23 | 43,214,766 |
| Band 14 | 4,756,314.637 | 11.21 | 53,318,287 |
| Band 15 | 4,510,559.032 | 13.06 | 58,907,901 |
| Band 16 | 463,650.872 | 11.13 | 5,160,434 |
| Band 17 | 3,991,693.835 | 11.10 | 44,307,802 |
| Band 18 | 12,825.307 | 11.07 | 141,976 |
| Band 19 | 110,336.357 | 11.35 | 1,252,318 |
| Band 20 | 1,489,027.167 | 11.62 | 17,302,496 |
| Band 21 | 465,349.416 | 11.52 | 5,360,825 |
| Band 26 | 825,559.005 | 14.23 | 11,747,705 |
| Band 27 | 372,040.435 | 13.87 | 5,160,201 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Service Class 2** (continued) | | | |
| Band 28 | 88,500.721 | $ 13.70 | $ 1,212,460 |
| Band 29 | 464,909.402 | 13.64 | 6,341,364 |
| Band 30 | 124,135.071 | 13.29 | 1,649,755 |
| Band 31 | 63,550.399 | 13.12 | 833,781 |
| Band 32 | 2,230.733 | 12.79 | 28,531 |
| Band 34 | 4,069.662 | 12.42 | 50,545 |
| Band 35 | 588,421.222 | 14.48 | 8,520,339 |
| Band 36 | 135,869.817 | 14.24 | 1,934,786 |
| Band 37 | 78,836.102 | 14.05 | 1,107,647 |
| Band 38 | 2,759,642.441 | 14.91 | 41,146,269 |
| Band 39 | 738,209.092 | 14.72 | 10,866,438 |
| Band 40 | 263,838.934 | 14.57 | 3,844,133 |
| Band 41 | 148,439.251 | 13.48 | 2,000,961 |
| Band 42 | 39,514.683 | 13.31 | 525,940 |
| Band 43 | 246,338.686 | 13.18 | 3,246,744 |
| Band 44 | 13,785.011 | 11.52 | 158,803 |
| Band 45 | 16,397.866 | 11.33 | 185,788 |
| Band 46 | 4,781,163.738 | 11.05 | 52,831,859 |
| Band 47 | 621,590.840 | 10.97 | 6,818,852 |
| Band 50 | 34,382.580 | 9.46 | 325,259 |
| Band 51 | 915.969 | 9.36 | 8,573 |
| Band 52 | 12,437.587 | 9.58 | 119,152 |
| Band 53 | 759.816 | 9.49 | 7,211 |
| Band 54 | 2,996.785 | 9.39 | 28,140 |
| Band 55 | 7,278.262 | 9.54 | 69,435 |
| Band 56 | 909,339.199 | 7.97 | 7,247,433 |
| Band 57 | 11,750.320 | 7.88 | 92,593 |
| Band 58 | 1,093.013 | 7.84 | 8,569 |
| Band 59 | 1,535.255 | 7.79 | 11,960 |
| Band 60 | 5,572.257 | 7.90 | 44,021 |
| | 66,359,896.371 | | $ 795,774,771 |
| | | | |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 57,030.427 | $ 14.98 | $ 854,316 |
| Band 36 | 15,862.266 | 14.74 | 233,810 |
| Band 37 | 7,079.073 | 14.56 | 103,071 |
| Band 38 | 472,728.956 | 15.26 | 7,213,844 |
| Band 39 | 224,142.898 | 15.07 | 3,377,833 |
| Band 40 | 22,337.169 | 14.92 | 333,271 |
| | 799,180.789 | | $ 12,116,145 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Balanced Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 2,094.837 | $ 9.08 | $ 19,021 |
| Band 7 | 10,708.114 | 9.01 | 96,480 |
| Band 9 | 55,221.641 | 8.96 | 494,786 |
| Band 10 | 14,824.595 | 8.94 | 132,532 |
| Band 13 | 7,980.732 | 8.89 | 70,949 |
| Band 15 | 14,135.106 | 8.84 | 124,954 |
| Band 20 | 682.746 | 8.87 | 6,056 |
| Band 21 | 22,029.466 | 8.82 | 194,300 |
| Band 26 | 37,425.948 | 9.18 | 343,570 |
| Band 27 | 15,655.105 | 9.07 | 141,992 |
| Band 28 | 3,325.758 | 9.02 | 29,998 |
| Band 29 | 36,548.413 | 9.01 | 329,301 |
| Band 30 | 4,423.591 | 8.91 | 39,414 |
| Band 31 | 22,495.032 | 8.86 | 199,306 |
| Band 32 | 2,275.439 | 8.76 | 19,933 |
| Band 35 | 52,052.155 | 12.11 | 630,352 |
| Band 36 | 6,872.900 | 11.94 | 82,062 |
| Band 37 | 14,740.559 | 11.82 | 174,233 |
| Band 38 | 233,545.182 | 11.62 | 2,713,795 |
| Band 39 | 55,087.759 | 11.47 | 631,857 |
| Band 40 | 21,339.577 | 11.36 | 242,418 |
| Band 41 | 9,428.339 | 8.91 | 84,007 |
| Band 42 | 2,047.347 | 8.84 | 18,099 |
| Band 43 | 9,137.894 | 8.79 | 80,322 |
| | 654,078.235 | | $ 6,899,737 |
| **ING Intermediate Bond Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 7,533.924 | $ 12.86 | $ 96,886 |
| Band 2 | 52,475.775 | 12.66 | 664,343 |
| Band 3 | 333.063 | 12.32 | 4,103 |
| Band 4 | 399,907.951 | 12.42 | 4,966,857 |
| Band 5 | 79,143.403 | 12.37 | 979,004 |
| Band 6 | 15,212,968.170 | 12.28 | 186,815,249 |
| Band 7 | 2,778,229.522 | 12.23 | 33,977,747 |
| Band 8 | 7,582,619.778 | 12.13 | 91,977,178 |
| Band 9 | 1,335,700.232 | 12.09 | 16,148,616 |
| Band 10 | 20,618,725.800 | 12.04 | 248,249,459 |
| Band 11 | 2,465,569.624 | 11.99 | 29,562,180 |
| Band 12 | 557,195.972 | 11.95 | 6,658,492 |
| Band 13 | 6,442,678.070 | 11.90 | 76,667,869 |
| Band 14 | 7,847,636.522 | 11.81 | 92,680,587 |
| Band 15 | 6,451,426.350 | 11.76 | 75,868,774 |
| Band 16 | 869,777.018 | 11.67 | 10,150,298 |
| Band 17 | 5,774,425.492 | 11.62 | 67,098,824 |
| Band 18 | 65,315.132 | 11.58 | 756,349 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Intermediate Bond Portfolio - Class S (continued)** | | | |
| Band 19 | 136,124.935 | $ 11.49 | $ 1,564,076 |
| Band 20 | 2,071,861.475 | 11.85 | 24,551,558 |
| Band 21 | 327,586.966 | 11.72 | 3,839,319 |
| Band 25 | 19,229.498 | 12.76 | 245,368 |
| Band 26 | 2,146,877.431 | 10.87 | 23,336,558 |
| Band 27 | 904,121.984 | 10.72 | 9,692,188 |
| Band 28 | 453,014.519 | 10.64 | 4,820,074 |
| Band 29 | 2,760,199.676 | 10.62 | 29,313,321 |
| Band 30 | 1,341,152.830 | 10.47 | 14,041,870 |
| Band 31 | 752,666.070 | 10.39 | 7,820,200 |
| Band 32 | 49,681.174 | 10.25 | 509,232 |
| Band 33 | 4,211.626 | 10.15 | 42,748 |
| Band 34 | 35,913.360 | 10.08 | 362,007 |
| Band 35 | 398,903.133 | 12.91 | 5,149,839 |
| Band 36 | 90,165.603 | 12.71 | 1,146,005 |
| Band 37 | 24,096.056 | 12.57 | 302,887 |
| Band 38 | 4,474,847.587 | 11.70 | 52,355,717 |
| Band 39 | 1,094,538.471 | 11.55 | 12,641,919 |
| Band 40 | 381,536.380 | 11.44 | 4,364,776 |
| Band 41 | 28,435.143 | 10.47 | 297,716 |
| Band 42 | 46,084.999 | 10.37 | 477,901 |
| Band 43 | 234,449.562 | 10.30 | 2,414,830 |
| Band 44 | 8,234.838 | 10.12 | 83,337 |
| Band 45 | 16,496.708 | 10.05 | 165,792 |
| Band 46 | 7,298,104.098 | 10.26 | 74,878,548 |
| Band 47 | 842,268.449 | 10.18 | 8,574,293 |
| Band 49 | 146,048.112 | 9.96 | 1,454,639 |
| Band 50 | 28,236.642 | 10.58 | 298,744 |
| Band 51 | 25,834.890 | 10.47 | 270,491 |
| Band 52 | 7,950.524 | 10.71 | 85,150 |
| Band 53 | 3,666.089 | 10.62 | 38,934 |
| Band 54 | 12,806.547 | 10.50 | 134,469 |
| Band 55 | 65,616.283 | 10.68 | 700,782 |
| Band 56 | 1,215,549.610 | 9.82 | 11,936,697 |
| Band 57 | 14,377.393 | 9.71 | 139,604 |
| Band 58 | 969.310 | 9.66 | 9,364 |
| Band 59 | 5,113.245 | 9.60 | 49,087 |
| Band 60 | 900.498 | 9.73 | 8,762 |
| Band 64 | 2,426.677 | 9.91 | 24,048 |
| | 106,011,960.189 | | $ 1,241,465,665 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds Asset Allocation Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 8,194.095 | $ 8.81 | $ 72,190 |
| Band 4 | 53,965.506 | 8.77 | 473,277 |
| Band 5 | 20,041.750 | 8.76 | 175,566 |
| Band 6 | 6,199,814.866 | 8.75 | 54,248,380 |
| Band 7 | 598,000.015 | 8.74 | 5,226,520 |
| Band 8 | 1,982,773.420 | 8.72 | 17,289,784 |
| Band 9 | 50,079.428 | 8.72 | 436,693 |
| Band 10 | 11,176,781.050 | 8.71 | 97,349,763 |
| Band 11 | 1,992,965.206 | 8.70 | 17,338,797 |
| Band 12 | 97,544.444 | 8.69 | 847,661 |
| Band 13 | 1,225,464.534 | 8.69 | 10,649,287 |
| Band 14 | 946,477.885 | 8.67 | 8,205,963 |
| Band 15 | 3,982,647.711 | 8.66 | 34,489,729 |
| Band 16 | 141,917.806 | 8.65 | 1,227,589 |
| Band 17 | 1,173,463.882 | 8.64 | 10,138,728 |
| Band 18 | 2,550.716 | 8.63 | 22,013 |
| Band 19 | 3,512.839 | 8.62 | 30,281 |
| Band 20 | 788,151.688 | 8.68 | 6,841,157 |
| Band 21 | 50,407.703 | 8.66 | 436,531 |
| Band 26 | 44,294.002 | 8.81 | 390,230 |
| Band 27 | 16,280.119 | 8.77 | 142,777 |
| Band 28 | 28,820.705 | 8.75 | 252,181 |
| Band 29 | 14,507.852 | 8.74 | 126,799 |
| Band 30 | 35,228.871 | 8.69 | 306,139 |
| Band 31 | 1,018.580 | 8.67 | 8,831 |
| Band 32 | 163.538 | 8.63 | 1,411 |
| Band 38 | 20,247.047 | 8.81 | 178,376 |
| Band 41 | 628.871 | 8.69 | 5,465 |
| Band 42 | 20,302.108 | 8.67 | 176,019 |
| Band 43 | 42,215.949 | 8.64 | 364,746 |
| Band 46 | 1,883,524.446 | 8.63 | 16,254,816 |
| Band 47 | 158,253.107 | 8.60 | 1,360,977 |
| Band 56 | 2,328,951.641 | 8.78 | 20,448,195 |
| Band 57 | 51,476.289 | 8.70 | 447,844 |
| Band 59 | 13,389.961 | 8.62 | 115,421 |
| Band 60 | 17,723.405 | 8.72 | 154,548 |
| | 35,171,781.035 | | $ 306,234,684 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds Bond Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 32,208.850 | $ 10.03 | $ 323,055 |
| Band 4 | 109,979.528 | 9.81 | 1,078,899 |
| Band 5 | 23,162.382 | 9.98 | 231,161 |
| Band 6 | 7,895,771.517 | 9.78 | 77,220,645 |
| Band 7 | 1,319,855.128 | 9.78 | 12,908,183 |
| Band 8 | 3,000,414.100 | 9.76 | 29,284,042 |
| Band 9 | 248,929.896 | 9.75 | 2,427,066 |
| Band 10 | 11,050,736.900 | 9.74 | 107,634,177 |
| Band 11 | 1,930,945.098 | 9.73 | 18,788,096 |
| Band 12 | 349,941.457 | 9.72 | 3,401,431 |
| Band 13 | 3,127,658.522 | 9.71 | 30,369,564 |
| Band 14 | 2,868,327.044 | 9.69 | 27,794,089 |
| Band 15 | 4,129,209.303 | 9.68 | 39,970,746 |
| Band 16 | 289,640.308 | 9.66 | 2,797,925 |
| Band 17 | 2,896,681.195 | 9.65 | 27,952,974 |
| Band 18 | 21,277.430 | 9.64 | 205,114 |
| Band 19 | 89,045.104 | 9.62 | 856,614 |
| Band 20 | 1,264,544.986 | 9.70 | 12,266,086 |
| Band 21 | 128,703.953 | 9.67 | 1,244,567 |
| Band 26 | 163,349.529 | 10.04 | 1,640,029 |
| Band 27 | 76,504.455 | 9.99 | 764,280 |
| Band 28 | 24,774.455 | 9.96 | 246,754 |
| Band 29 | 135,711.586 | 9.95 | 1,350,330 |
| Band 30 | 42,423.519 | 9.90 | 419,993 |
| Band 31 | 56,478.585 | 9.87 | 557,444 |
| Band 35 | 126,735.535 | 9.91 | 1,255,949 |
| Band 36 | 29,743.480 | 9.87 | 293,568 |
| Band 37 | 22,000.326 | 9.84 | 216,483 |
| Band 38 | 2,042,635.712 | 9.86 | 20,140,388 |
| Band 39 | 433,746.375 | 9.82 | 4,259,389 |
| Band 40 | 299,235.629 | 9.79 | 2,929,517 |
| Band 41 | 46,417.839 | 9.90 | 459,537 |
| Band 42 | 13,604.654 | 9.86 | 134,142 |
| Band 43 | 100,579.364 | 9.84 | 989,701 |
| Band 44 | 2,394.182 | 9.78 | 23,415 |
| Band 45 | 400.786 | 9.75 | 3,908 |
| Band 46 | 3,161,347.873 | 9.63 | 30,443,780 |
| Band 47 | 470,087.608 | 9.60 | 4,512,841 |
| Band 55 | 11,005.931 | 9.76 | 107,418 |
| Band 56 | 1,625,553.311 | 9.83 | 15,979,189 |
| Band 57 | 59,391.481 | 9.73 | 577,879 |
| Band 59 | 11,284.146 | 9.62 | 108,553 |
| Band 60 | 15,007.293 | 9.75 | 146,321 |
| Band 61 | 2,488.761 | 9.70 | 24,141 |
| Band 64 | 8,364.620 | 9.86 | 82,475 |
| | 49,758,299.736 | | $ 484,421,858 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds Growth Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 78,303.206 | $ 12.44 | $ 974,092 |
| Band 4 | 968,967.736 | 12.25 | 11,869,855 |
| Band 5 | 206,631.945 | 12.21 | 2,522,976 |
| Band 6 | 27,401,456.200 | 12.13 | 332,379,664 |
| Band 7 | 8,776,818.611 | 12.09 | 106,111,737 |
| Band 8 | 12,826,807.200 | 12.01 | 154,049,954 |
| Band 9 | 2,203,135.752 | 11.97 | 26,371,535 |
| Band 10 | 30,569,313.540 | 11.93 | 364,691,911 |
| Band 11 | 5,351,232.399 | 11.90 | 63,679,666 |
| Band 12 | 1,261,995.926 | 11.86 | 14,967,272 |
| Band 13 | 8,430,744.013 | 11.82 | 99,651,394 |
| Band 14 | 15,045,553.010 | 11.74 | 176,634,792 |
| Band 15 | 14,066,483.690 | 11.71 | 164,718,524 |
| Band 16 | 784,691.199 | 11.63 | 9,125,959 |
| Band 17 | 15,290,861.160 | 11.59 | 177,221,081 |
| Band 18 | 49,132.782 | 11.55 | 567,484 |
| Band 19 | 608,282.247 | 11.48 | 6,983,080 |
| Band 20 | 8,525,477.587 | 11.78 | 100,430,126 |
| Band 21 | 1,085,074.841 | 11.67 | 12,662,823 |
| Band 26 | 1,164,673.201 | 12.48 | 14,535,122 |
| Band 27 | 433,960.500 | 12.24 | 5,311,677 |
| Band 28 | 249,483.264 | 12.13 | 3,026,232 |
| Band 29 | 758,609.734 | 12.09 | 9,171,592 |
| Band 30 | 218,528.861 | 11.86 | 2,591,752 |
| Band 31 | 156,770.989 | 11.74 | 1,840,491 |
| Band 32 | 3,105.569 | 11.52 | 35,776 |
| Band 33 | 248.210 | 11.38 | 2,825 |
| Band 34 | 11,398.998 | 11.27 | 128,467 |
| Band 35 | 271,616.772 | 9.74 | 2,645,547 |
| Band 36 | 32,303.509 | 9.65 | 311,729 |
| Band 37 | 42,713.490 | 12.36 | 527,939 |
| Band 38 | 3,677,631.199 | 9.63 | 35,415,588 |
| Band 39 | 818,771.628 | 9.55 | 7,819,269 |
| Band 40 | 349,352.255 | 9.48 | 3,311,859 |
| Band 41 | 269,783.790 | 11.86 | 3,199,636 |
| Band 42 | 135,643.916 | 11.71 | 1,588,390 |
| Band 43 | 602,943.403 | 11.60 | 6,994,143 |
| Band 44 | 32,108.180 | 10.40 | 333,925 |
| Band 45 | 37,927.146 | 10.21 | 387,236 |
| Band 46 | 13,304,969.510 | 10.03 | 133,448,844 |
| Band 47 | 1,314,228.255 | 9.95 | 13,076,571 |
| Band 50 | 52,753.843 | 9.00 | 474,785 |
| Band 51 | 73,286.245 | 8.91 | 652,980 |
| Band 52 | 6,848.169 | 9.11 | 62,387 |
| Band 53 | 4,088.850 | 9.03 | 36,922 |
| Band 54 | 9,230.598 | 8.94 | 82,522 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds Growth Portfolio (continued)** | | | |
| Band 55 | 47,029.591 | $    9.08 | $      427,029 |
| Band 56 | 3,897,665.899 | 7.93 | 30,908,491 |
| Band 57 | 34,017.906 | 7.84 | 266,700 |
| Band 59 | 31,969.791 | 7.75 | 247,766 |
| Band 60 | 15,517.416 | 7.86 | 121,967 |
| Band 61 | 3,829.679 | 7.82 | 29,948 |
| Band 62 | 5,246.655 | 7.77 | 40,767 |
| Band 64 | 6,020.773 | 8.01 | 48,226 |
| | 181,605,240.838 | | $ 2,104,719,025 |
| **ING American Funds Growth-Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 62,314.182 | $   11.58 | $      721,598 |
| Band 4 | 1,074,577.075 | 11.39 | 12,239,433 |
| Band 5 | 74,886.607 | 11.36 | 850,712 |
| Band 6 | 19,309,994.340 | 11.28 | 217,816,736 |
| Band 7 | 5,872,468.315 | 11.25 | 66,065,269 |
| Band 8 | 8,129,943.517 | 11.18 | 90,892,769 |
| Band 9 | 2,261,457.605 | 11.14 | 25,192,638 |
| Band 10 | 20,239,154.270 | 11.10 | 224,654,612 |
| Band 11 | 3,936,981.894 | 11.07 | 43,582,390 |
| Band 12 | 728,947.005 | 11.03 | 8,040,285 |
| Band 13 | 5,913,595.103 | 11.00 | 65,049,546 |
| Band 14 | 10,444,451.960 | 10.93 | 114,157,860 |
| Band 15 | 9,904,615.945 | 10.89 | 107,861,268 |
| Band 16 | 554,259.562 | 10.82 | 5,997,088 |
| Band 17 | 11,159,280.950 | 10.79 | 120,408,641 |
| Band 18 | 21,185.038 | 10.75 | 227,739 |
| Band 19 | 498,700.898 | 10.68 | 5,326,126 |
| Band 20 | 5,386,838.369 | 10.96 | 59,039,749 |
| Band 21 | 1,118,772.593 | 10.86 | 12,149,870 |
| Band 26 | 933,503.990 | 11.61 | 10,837,981 |
| Band 27 | 486,417.786 | 11.39 | 5,540,299 |
| Band 28 | 169,396.061 | 11.28 | 1,910,788 |
| Band 29 | 731,200.628 | 11.25 | 8,226,007 |
| Band 30 | 247,027.110 | 11.03 | 2,724,709 |
| Band 31 | 123,513.097 | 10.92 | 1,348,763 |
| Band 32 | 8,790.385 | 10.72 | 94,233 |
| Band 33 | 1,910.992 | 10.58 | 20,218 |
| Band 34 | 30,203.093 | 10.48 | 316,528 |
| Band 35 | 151,579.736 | 9.50 | 1,440,007 |
| Band 36 | 35,317.795 | 9.41 | 332,340 |
| Band 37 | 44,979.016 | 11.50 | 517,259 |
| Band 38 | 2,272,170.902 | 9.39 | 21,335,685 |
| Band 39 | 296,599.726 | 9.31 | 2,761,343 |
| Band 40 | 257,469.489 | 9.25 | 2,381,593 |
| Band 41 | 167,627.569 | 11.04 | 1,850,608 |
| Band 42 | 109,195.742 | 10.90 | 1,190,234 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds Growth-Income Portfolio** | | | |
| **(continued)** | | | |
| Band 43 | 479,717.118 | $ 10.79 | $ 5,176,148 |
| Band 44 | 26,556.837 | 9.61 | 255,211 |
| Band 45 | 42,276.592 | 9.45 | 399,514 |
| Band 46 | 9,199,888.130 | 9.20 | 84,638,971 |
| Band 47 | 1,039,067.499 | 9.13 | 9,486,686 |
| Band 50 | 20,643.844 | 8.92 | 184,143 |
| Band 51 | 491,931.430 | 8.82 | 4,338,835 |
| Band 52 | 2,612.520 | 9.03 | 23,591 |
| Band 53 | 7,897.097 | 8.95 | 70,679 |
| Band 54 | 9,871.693 | 8.85 | 87,364 |
| Band 55 | 30,590.871 | 9.00 | 275,318 |
| Band 56 | 3,387,399.864 | 8.30 | 28,115,419 |
| Band 57 | 13,437.622 | 8.21 | 110,323 |
| Band 59 | 10,618.033 | 8.12 | 86,218 |
| Band 60 | 21,826.543 | 8.22 | 179,414 |
| Band 61 | 3,878.451 | 8.18 | 31,726 |
| | 127,547,542.489 | | $ 1,376,562,484 |
| | | | |
| **ING American Funds International Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 78,410.554 | $ 18.19 | $ 1,426,288 |
| Band 4 | 367,385.622 | 17.90 | 6,576,203 |
| Band 5 | 117,256.945 | 17.84 | 2,091,864 |
| Band 6 | 11,391,843.520 | 17.73 | 201,977,386 |
| Band 7 | 3,911,755.101 | 17.67 | 69,120,713 |
| Band 8 | 6,070,334.325 | 17.56 | 106,595,071 |
| Band 9 | 1,079,770.199 | 17.50 | 18,895,978 |
| Band 10 | 14,447,524.990 | 17.45 | 252,109,311 |
| Band 11 | 2,578,720.520 | 17.39 | 44,843,950 |
| Band 12 | 660,048.678 | 17.33 | 11,438,644 |
| Band 13 | 4,416,575.167 | 17.28 | 76,318,419 |
| Band 14 | 7,033,120.604 | 17.17 | 120,758,681 |
| Band 15 | 5,469,637.898 | 17.11 | 93,585,504 |
| Band 16 | 521,455.266 | 17.00 | 8,864,740 |
| Band 17 | 6,471,120.796 | 16.95 | 109,685,497 |
| Band 18 | 24,238.345 | 16.89 | 409,386 |
| Band 19 | 259,449.244 | 16.78 | 4,353,558 |
| Band 20 | 2,933,888.958 | 17.22 | 50,521,568 |
| Band 21 | 546,256.688 | 17.06 | 9,319,139 |
| Band 26 | 629,054.478 | 18.25 | 11,480,244 |
| Band 27 | 350,307.812 | 17.90 | 6,270,510 |
| Band 28 | 76,633.578 | 17.73 | 1,358,713 |
| Band 29 | 394,385.154 | 17.67 | 6,968,786 |
| Band 30 | 98,220.618 | 17.33 | 1,702,163 |
| Band 31 | 87,803.580 | 17.16 | 1,506,709 |
| Band 32 | 847.428 | 16.85 | 14,279 |
| Band 33 | 190.127 | 16.63 | 3,162 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds International Portfolio** (continued) | | | |
| Band 34 | 11,227.423 | $ 16.47 | $ 184,916 |
| Band 35 | 266,549.546 | 12.37 | 3,297,218 |
| Band 36 | 48,417.588 | 12.26 | 593,600 |
| Band 37 | 10,871.622 | 18.07 | 196,450 |
| Band 38 | 2,576,115.986 | 12.23 | 31,505,899 |
| Band 39 | 457,180.216 | 12.13 | 5,545,596 |
| Band 40 | 188,288.682 | 12.04 | 2,266,996 |
| Band 41 | 62,636.599 | 17.34 | 1,086,119 |
| Band 42 | 32,879.179 | 17.12 | 562,892 |
| Band 43 | 255,480.967 | 16.96 | 4,332,957 |
| Band 44 | 8,053.446 | 13.96 | 112,426 |
| Band 45 | 21,833.469 | 13.69 | 298,900 |
| Band 46 | 6,614,845.331 | 12.98 | 85,860,692 |
| Band 47 | 659,462.804 | 12.88 | 8,493,881 |
| Band 50 | 19,681.180 | 10.70 | 210,589 |
| Band 51 | 464,772.066 | 10.59 | 4,921,936 |
| Band 52 | 7,235.395 | 10.84 | 78,432 |
| Band 53 | 1,939.120 | 10.74 | 20,826 |
| Band 54 | 9,873.319 | 10.63 | 104,953 |
| Band 55 | 21,985.640 | 10.80 | 237,445 |
| Band 56 | 2,295,977.793 | 8.17 | 18,758,139 |
| Band 57 | 37,550.068 | 8.08 | 303,405 |
| Band 58 | 1,105.918 | 8.04 | 8,892 |
| Band 59 | 10,263.585 | 8.00 | 82,109 |
| Band 60 | 11,992.602 | 8.10 | 97,140 |
| Band 61 | 2,680.672 | 8.06 | 21,606 |
| Band 62 | 4,939.763 | 8.01 | 39,568 |
| Band 64 | 4,931.064 | 8.44 | 41,618 |
| | 84,125,007.238 | | $ 1,387,461,666 |
| **ING American Funds World Allocation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 13,501.284 | $ 12.09 | $ 163,231 |
| Band 5 | 2,545.505 | 13.10 | 33,346 |
| Band 6 | 1,804,006.800 | 12.07 | 21,774,362 |
| Band 7 | 162,368.771 | 12.06 | 1,958,167 |
| Band 8 | 494,295.444 | 12.04 | 5,951,317 |
| Band 9 | 13,525.087 | 12.03 | 162,707 |
| Band 10 | 1,950,102.654 | 12.03 | 23,459,735 |
| Band 11 | 524,450.986 | 12.02 | 6,303,901 |
| Band 12 | 14,724.280 | 12.01 | 176,839 |
| Band 13 | 691,774.247 | 12.00 | 8,301,291 |
| Band 14 | 392,643.766 | 11.99 | 4,707,799 |
| Band 15 | 899,346.926 | 11.98 | 10,774,176 |
| Band 16 | 52,043.865 | 11.96 | 622,445 |
| Band 17 | 393,693.393 | 11.95 | 4,704,636 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds World Allocation Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Band 18 | 226.167 | $ 11.95 | $ 2,703 |
| Band 19 | 4,144.172 | 11.93 | 49,440 |
| Band 20 | 159,355.580 | 11.99 | 1,910,673 |
| Band 21 | 10,543.330 | 11.97 | 126,204 |
| Band 26 | 4,071.053 | 13.13 | 53,453 |
| Band 27 | 2,677.796 | 13.11 | 35,106 |
| Band 28 | 741.089 | 13.09 | 9,701 |
| Band 29 | 5,397.232 | 13.09 | 70,650 |
| Band 30 | 1,711.683 | 13.06 | 22,355 |
| Band 31 | 553.033 | 13.04 | 7,212 |
| Band 38 | 10,348.879 | 12.13 | 125,532 |
| Band 41 | 848.835 | 13.06 | 11,086 |
| Band 43 | 11,467.023 | 13.02 | 149,301 |
| Band 46 | 611,671.338 | 11.94 | 7,303,356 |
| Band 47 | 32,415.880 | 11.91 | 386,073 |
| Band 51 | 7,534.623 | 11.95 | 90,039 |
| Band 56 | 200,169.507 | 12.11 | 2,424,053 |
| Band 57 | 4,622.117 | 12.02 | 55,558 |
| Band 59 | 10,062.647 | 11.93 | 120,047 |
| Band 64 | 3,548.381 | 11.97 | 42,474 |
| | 8,491,133.373 | | $ 102,088,968 |
| | | | |
| **ING Artio Foreign Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 2,104.919 | $ 14.21 | $ 29,911 |
| Band 2 | 9,483.781 | 13.99 | 132,678 |
| Band 3 | 873.940 | 13.61 | 11,894 |
| Band 4 | 146,505.754 | 13.72 | 2,010,059 |
| Band 5 | 101,112.375 | 13.67 | 1,382,206 |
| Band 6 | 6,242,428.373 | 13.56 | 84,647,329 |
| Band 7 | 2,773,053.948 | 13.51 | 37,463,959 |
| Band 8 | 3,049,772.698 | 13.40 | 40,866,954 |
| Band 9 | 531,285.176 | 13.35 | 7,092,657 |
| Band 10 | 8,539,377.699 | 13.30 | 113,573,723 |
| Band 11 | 2,232,092.374 | 13.25 | 29,575,224 |
| Band 12 | 437,339.465 | 13.20 | 5,772,881 |
| Band 13 | 2,920,146.739 | 13.15 | 38,399,930 |
| Band 14 | 5,076,644.303 | 13.04 | 66,199,442 |
| Band 15 | 2,895,638.055 | 12.99 | 37,614,338 |
| Band 16 | 273,486.718 | 12.89 | 3,525,244 |
| Band 17 | 3,641,944.721 | 12.84 | 46,762,570 |
| Band 18 | 101,482.798 | 12.79 | 1,297,965 |
| Band 19 | 189,948.488 | 12.69 | 2,410,446 |
| Band 20 | 1,634,200.565 | 13.09 | 21,391,685 |
| Band 21 | 332,440.247 | 12.94 | 4,301,777 |
| Band 25 | 56,326.701 | 14.10 | 794,206 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Artio Foreign Portfolio - Service Class (continued)** | | | |
| Band 26 | 295,436.816 | $ 14.04 | $ 4,147,933 |
| Band 27 | 79,752.228 | 13.72 | 1,094,201 |
| Band 28 | 74,033.223 | 13.56 | 1,003,891 |
| Band 29 | 210,108.988 | 13.51 | 2,838,572 |
| Band 30 | 41,541.025 | 13.19 | 547,926 |
| Band 31 | 31,711.203 | 13.04 | 413,514 |
| Band 32 | 2,061.624 | 12.75 | 26,286 |
| Band 34 | 1,123.267 | 12.41 | 13,940 |
| Band 38 | 330,495.467 | 9.35 | 3,090,133 |
| Band 41 | 50,725.608 | 14.60 | 740,594 |
| Band 42 | 14,810.953 | 14.42 | 213,574 |
| Band 43 | 88,332.715 | 14.28 | 1,261,391 |
| Band 44 | 921.503 | 12.04 | 11,095 |
| Band 45 | 41,301.382 | 11.80 | 487,356 |
| Band 46 | 2,813,068.021 | 11.02 | 31,000,010 |
| Band 47 | 426,275.111 | 10.94 | 4,663,450 |
| Band 50 | 28,561.793 | 9.12 | 260,484 |
| Band 51 | 13,111.874 | 9.02 | 118,269 |
| Band 52 | 6,801.208 | 9.23 | 62,775 |
| Band 53 | 2,268.817 | 9.15 | 20,760 |
| Band 54 | 10,353.865 | 9.06 | 93,806 |
| Band 55 | 4,514.162 | 9.20 | 41,530 |
| Band 56 | 612,474.751 | 6.80 | 4,164,828 |
| Band 57 | 19,363.300 | 6.73 | 130,315 |
| Band 59 | 5,252.450 | 6.65 | 34,929 |
| Band 60 | 1,004.878 | 6.74 | 6,773 |
| | 46,393,096.069 | | $ 601,745,413 |
| **ING Artio Foreign Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 619,752.517 | $ 15.91 | $ 9,860,263 |
| Band 7 | 13,027.644 | 15.85 | 206,488 |
| Band 10 | 439,935.582 | 15.61 | 6,867,394 |
| Band 11 | 6,968.390 | 15.55 | 108,358 |
| Band 12 | 146,580.129 | 15.50 | 2,271,992 |
| Band 13 | 5,342.756 | 11.16 | 59,625 |
| Band 14 | 129,987.181 | 12.18 | 1,583,244 |
| Band 15 | 424,326.367 | 12.14 | 5,151,322 |
| Band 17 | 180,657.293 | 12.03 | 2,173,307 |
| Band 20 | 850,171.790 | 15.38 | 13,075,642 |
| Band 46 | 492,728.151 | 10.93 | 5,385,519 |
| | 3,309,477.800 | | $ 46,743,154 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Inflation Protected Bond Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 37,847.196 | $ 10.60 | $ 401,180 |
| Band 5 | 1,512.391 | 10.59 | 16,016 |
| Band 6 | 2,184,296.945 | 10.59 | 23,131,705 |
| Band 7 | 908,377.372 | 10.58 | 9,610,633 |
| Band 8 | 851,377.102 | 10.57 | 8,999,056 |
| Band 9 | 79,940.401 | 10.57 | 844,970 |
| Band 10 | 3,586,830.467 | 10.57 | 37,912,798 |
| Band 11 | 574,297.904 | 10.56 | 6,064,586 |
| Band 12 | 99,495.411 | 10.56 | 1,050,672 |
| Band 13 | 1,262,402.977 | 10.55 | 13,318,351 |
| Band 14 | 1,297,738.102 | 10.55 | 13,691,137 |
| Band 15 | 736,562.938 | 10.54 | 7,763,373 |
| Band 16 | 86,133.899 | 10.54 | 907,851 |
| Band 17 | 1,053,092.637 | 10.53 | 11,089,065 |
| Band 18 | 1,126.371 | 10.53 | 11,861 |
| Band 19 | 31,823.485 | 10.52 | 334,783 |
| Band 20 | 241,704.868 | 10.55 | 2,549,986 |
| Band 21 | 52,088.656 | 10.54 | 549,014 |
| Band 26 | 160,538.168 | 10.62 | 1,704,915 |
| Band 27 | 49,698.525 | 10.60 | 526,804 |
| Band 28 | 16,844.990 | 10.59 | 178,388 |
| Band 29 | 168,892.329 | 10.58 | 1,786,881 |
| Band 30 | 29,653.044 | 10.56 | 313,136 |
| Band 31 | 13,287.775 | 10.55 | 140,186 |
| Band 35 | 14,950.575 | 10.64 | 159,074 |
| Band 36 | 5,960.611 | 10.62 | 63,302 |
| Band 38 | 289,877.179 | 10.62 | 3,078,496 |
| Band 39 | 55,441.331 | 10.60 | 587,678 |
| Band 40 | 53,422.906 | 10.59 | 565,749 |
| Band 41 | 42,623.573 | 10.56 | 450,105 |
| Band 42 | 1,620.041 | 10.54 | 17,075 |
| Band 43 | 29,397.154 | 10.53 | 309,552 |
| Band 44 | 2,153.343 | 10.50 | 22,610 |
| Band 45 | 861.732 | 10.49 | 9,040 |
| Band 46 | 678,584.597 | 10.52 | 7,138,710 |
| Band 47 | 163,423.361 | 10.51 | 1,717,580 |
| Band 56 | 217,842.543 | 10.61 | 2,311,309 |
| Band 57 | 3,679.796 | 10.56 | 38,859 |
| Band 59 | 675.299 | 10.52 | 7,104 |
| Band 60 | 3,682.622 | 10.57 | 38,925 |
| | 15,089,760.616 | | $ 159,412,515 |
| | | | |
| **ING BlackRock Large Cap Growth Portfolio -** | | | |
| **Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 12,232.888 | $ 7.71 | $ 94,316 |
| Band 38 | 5,748.162 | 7.66 | 44,031 |
| Band 40 | 1,293.652 | 7.58 | 9,806 |
| | 19,274.702 | | $ 148,153 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Large Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 7,244.330 | $ 10.52 | $ 76,210 |
| Band 3 | 2,721.751 | 10.24 | 27,871 |
| Band 4 | 47,131.453 | 10.32 | 486,397 |
| Band 5 | 84,489.013 | 10.28 | 868,547 |
| Band 6 | 1,425,010.107 | 10.20 | 14,535,103 |
| Band 7 | 1,018,507.655 | 10.16 | 10,348,038 |
| Band 8 | 619,758.231 | 10.08 | 6,247,163 |
| Band 9 | 117,075.982 | 10.04 | 1,175,443 |
| Band 10 | 1,835,417.482 | 10.00 | 18,354,175 |
| Band 11 | 614,329.431 | 9.96 | 6,118,721 |
| Band 12 | 351,370.927 | 9.93 | 3,489,113 |
| Band 13 | 798,930.070 | 9.89 | 7,901,418 |
| Band 14 | 1,733,826.277 | 9.81 | 17,008,836 |
| Band 15 | 1,007,156.357 | 9.77 | 9,839,918 |
| Band 16 | 50,958.114 | 9.70 | 494,294 |
| Band 17 | 896,219.605 | 9.66 | 8,657,481 |
| Band 18 | 20,927.644 | 9.62 | 201,324 |
| Band 19 | 50,984.219 | 9.54 | 486,389 |
| Band 20 | 878,276.975 | 9.85 | 8,651,028 |
| Band 21 | 80,891.047 | 9.73 | 787,070 |
| Band 25 | 3,896.048 | 10.60 | 41,298 |
| Band 26 | 107,232.165 | 10.19 | 1,092,696 |
| Band 27 | 73,678.663 | 10.05 | 740,471 |
| Band 28 | 23,685.912 | 9.97 | 236,149 |
| Band 29 | 31,648.349 | 9.95 | 314,901 |
| Band 30 | 16,617.633 | 9.81 | 163,019 |
| Band 31 | 17,922.485 | 9.74 | 174,565 |
| Band 32 | 41.116 | 9.60 | 395 |
| Band 35 | 6,582.120 | 8.60 | 56,606 |
| Band 36 | 5,196.095 | 8.54 | 44,375 |
| Band 37 | 11,290.702 | 8.50 | 95,971 |
| Band 38 | 129,476.104 | 9.08 | 1,175,643 |
| Band 39 | 13,483.761 | 8.48 | 114,342 |
| Band 40 | 14,360.070 | 8.43 | 121,055 |
| Band 41 | 14,742.283 | 9.81 | 144,622 |
| Band 42 | 150.093 | 9.72 | 1,459 |
| Band 43 | 19,565.120 | 9.65 | 188,803 |
| Band 45 | 1,154.115 | 9.42 | 10,872 |
| Band 46 | 878,402.114 | 9.04 | 7,940,755 |
| Band 47 | 82,746.835 | 8.97 | 742,239 |
| Band 50 | 2,206.252 | 8.89 | 19,614 |
| Band 51 | 676.155 | 8.79 | 5,943 |
| Band 52 | 982.861 | 9.00 | 8,846 |
| Band 55 | 7,238.336 | 8.97 | 64,928 |
| Band 56 | 108,069.604 | 8.30 | 896,978 |
| Band 57 | 3,748.724 | 8.21 | 30,777 |
| Band 60 | 448.276 | 8.23 | 3,689 |
| | 13,216,468.661 | | $ 130,185,550 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Large Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,917.508 | $ 10.68 | $ 20,479 |
| Band 3 | 305.631 | 10.39 | 3,176 |
| Band 4 | 26,917.106 | 10.47 | 281,822 |
| Band 5 | 2,762.062 | 10.43 | 28,808 |
| Band 6 | 262,028.050 | 10.35 | 2,711,990 |
| Band 7 | 227,674.067 | 10.31 | 2,347,320 |
| Band 8 | 166,720.728 | 10.23 | 1,705,553 |
| Band 9 | 26,155.422 | 10.19 | 266,524 |
| Band 10 | 253,206.410 | 10.15 | 2,570,045 |
| Band 11 | 138,263.255 | 10.11 | 1,397,842 |
| Band 12 | 49,533.748 | 10.08 | 499,300 |
| Band 13 | 149,178.317 | 10.04 | 1,497,750 |
| Band 14 | 363,284.054 | 9.96 | 3,618,309 |
| Band 15 | 120,583.412 | 9.92 | 1,196,187 |
| Band 16 | 7,987.206 | 9.84 | 78,594 |
| Band 17 | 264,540.006 | 9.80 | 2,592,492 |
| Band 18 | 8,659.884 | 9.76 | 84,520 |
| Band 19 | 43,186.531 | 9.69 | 418,477 |
| Band 20 | 166,242.120 | 10.00 | 1,662,421 |
| Band 21 | 8,893.157 | 9.88 | 87,864 |
| Band 25 | 1,510.881 | 10.76 | 16,257 |
| Band 26 | 8,844.335 | 9.56 | 84,552 |
| Band 27 | 4,890.767 | 9.43 | 46,120 |
| Band 28 | 300.403 | 9.36 | 2,812 |
| Band 29 | 9,051.853 | 9.34 | 84,544 |
| Band 30 | 8,504.857 | 9.21 | 78,330 |
| Band 31 | 2,882.488 | 9.14 | 26,346 |
| Band 43 | 21,531.586 | 9.06 | 195,076 |
| Band 46 | 148,109.601 | 8.54 | 1,264,856 |
| Band 47 | 34,983.458 | 8.48 | 296,660 |
| Band 50 | 2,205.401 | 8.11 | 17,886 |
| Band 51 | 1,627.372 | 8.02 | 13,052 |
| | 2,532,481.676 | | $ 25,195,964 |
| **ING BlackRock Large Cap Value Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 21,142.792 | $ 12.45 | $ 263,228 |
| Band 10 | 46,584.122 | 12.22 | 569,258 |
| Band 11 | 735.928 | 12.18 | 8,964 |
| Band 12 | 16,020.599 | 12.13 | 194,330 |
| Band 13 | 1,098.671 | 8.65 | 9,504 |
| Band 14 | 5,668.835 | 8.95 | 50,736 |
| Band 15 | 32,432.119 | 8.92 | 289,295 |
| Band 17 | 3,881.950 | 8.84 | 34,316 |
| Band 20 | 49,095.951 | 12.04 | 591,115 |
| Band 46 | 21,012.531 | 8.48 | 178,186 |
| | 197,673.498 | | $ 2,188,932 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Clarion Global Real Estate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 999.424 | $ 9.63 | $ 9,624 |
| Band 3 | 962.212 | 9.50 | 9,141 |
| Band 4 | 89,612.154 | 9.54 | 854,900 |
| Band 5 | 18,589.138 | 9.52 | 176,969 |
| Band 6 | 2,241,686.327 | 9.49 | 21,273,603 |
| Band 7 | 503,511.857 | 9.47 | 4,768,257 |
| Band 8 | 1,244,388.928 | 9.43 | 11,734,588 |
| Band 9 | 100,391.268 | 9.42 | 945,686 |
| Band 10 | 3,360,507.586 | 9.40 | 31,588,771 |
| Band 11 | 401,761.929 | 9.38 | 3,768,527 |
| Band 12 | 63,073.182 | 9.36 | 590,365 |
| Band 13 | 777,698.803 | 9.35 | 7,271,484 |
| Band 14 | 1,044,015.161 | 9.31 | 9,719,781 |
| Band 15 | 1,272,192.740 | 9.29 | 11,818,671 |
| Band 16 | 101,956.135 | 9.26 | 944,114 |
| Band 17 | 1,344,556.432 | 9.24 | 12,423,701 |
| Band 18 | 1,866.318 | 9.22 | 17,207 |
| Band 19 | 40,626.655 | 9.19 | 373,359 |
| Band 20 | 350,244.044 | 9.33 | 3,267,777 |
| Band 21 | 49,024.357 | 9.28 | 454,946 |
| Band 26 | 74,367.294 | 9.65 | 717,644 |
| Band 27 | 13,467.316 | 9.54 | 128,478 |
| Band 28 | 7,874.440 | 9.49 | 74,728 |
| Band 29 | 25,116.026 | 9.47 | 237,849 |
| Band 30 | 7,623.488 | 9.36 | 71,356 |
| Band 31 | 2,911.114 | 9.31 | 27,102 |
| Band 32 | 68.486 | 9.21 | 631 |
| Band 35 | 142,597.502 | 7.57 | 1,079,463 |
| Band 36 | 16,546.607 | 7.54 | 124,761 |
| Band 37 | 3,467.060 | 7.52 | 26,072 |
| Band 38 | 982,595.886 | 9.12 | 8,961,274 |
| Band 39 | 349,852.746 | 7.51 | 2,627,394 |
| Band 40 | 73,249.115 | 7.49 | 548,636 |
| Band 41 | 15,286.242 | 9.37 | 143,232 |
| Band 42 | 5,229.103 | 9.30 | 48,631 |
| Band 43 | 36,833.876 | 9.24 | 340,345 |
| Band 44 | 391.510 | 9.12 | 3,571 |
| Band 45 | 4,166.671 | 9.07 | 37,792 |
| Band 46 | 1,125,920.959 | 9.21 | 10,369,732 |
| Band 47 | 99,965.828 | 9.16 | 915,687 |
| Band 50 | 2,472.017 | 8.91 | 22,026 |
| Band 51 | 7,087.951 | 8.82 | 62,516 |
| Band 52 | 2,605.335 | 9.02 | 23,500 |
| Band 53 | 1,606.970 | 8.94 | 14,366 |
| Band 54 | 1,327.810 | 8.85 | 11,751 |
| Band 55 | 24,436.805 | 8.99 | 219,687 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Clarion Global Real Estate Portfolio - Service Class (continued)** | | | |
| Band 56 | 238,945.274 | $ 8.27 | $ 1,976,077 |
| Band 57 | 27,443.974 | 8.18 | 224,492 |
| Band 60 | 401.926 | 8.20 | 3,296 |
| | 16,301,523.981 | | $ 151,053,560 |
| **ING Clarion Global Real Estate Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 49,678.504 | $ 9.44 | $ 468,965 |
| Band 8 | 889.174 | 9.38 | 8,340 |
| Band 10 | 52,247.602 | 9.35 | 488,515 |
| Band 12 | 4,383.055 | 9.31 | 40,806 |
| Band 13 | 1,691.200 | 9.30 | 15,728 |
| Band 14 | 25,010.364 | 9.26 | 231,596 |
| Band 15 | 24,133.248 | 9.24 | 222,991 |
| Band 17 | 7,261.613 | 9.19 | 66,734 |
| Band 20 | 53,511.232 | 9.28 | 496,584 |
| Band 46 | 28,206.302 | 9.16 | 258,370 |
| | 247,012.294 | | $ 2,298,629 |
| **ING Clarion Real Estate Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 197.673 | $ 57.91 | $ 11,447 |
| Contracts in accumulation period: | | | |
| Band 1 | 3,609.410 | 60.40 | 218,008 |
| Band 2 | 56,054.515 | 57.91 | 3,246,117 |
| Band 3 | 478.810 | 53.76 | 25,741 |
| Band 4 | 42,204.929 | 55.00 | 2,321,271 |
| Band 5 | 27,791.493 | 54.36 | 1,510,746 |
| Band 6 | 801,789.871 | 53.29 | 42,727,382 |
| Band 7 | 598,470.168 | 52.66 | 31,515,439 |
| Band 8 | 497,923.779 | 51.63 | 25,707,805 |
| Band 9 | 77,637.153 | 51.01 | 3,960,271 |
| Band 10 | 613,664.318 | 50.47 | 30,971,638 |
| Band 11 | 321,061.108 | 49.93 | 16,030,581 |
| Band 12 | 127,888.791 | 49.40 | 6,317,706 |
| Band 13 | 477,698.357 | 48.88 | 23,349,896 |
| Band 14 | 721,159.936 | 47.85 | 34,507,503 |
| Band 15 | 343,912.178 | 47.34 | 16,280,803 |
| Band 16 | 38,670.759 | 46.35 | 1,792,390 |
| Band 17 | 600,578.876 | 45.85 | 27,536,541 |
| Band 18 | 14,578.465 | 45.36 | 661,279 |
| Band 19 | 44,233.471 | 44.40 | 1,963,966 |
| Band 20 | 303,244.176 | 48.37 | 14,667,921 |
| Band 21 | 39,939.214 | 46.84 | 1,870,753 |
| Band 24 | 73.326 | 64.36 | 4,719 |
| Band 25 | 7,831.104 | 59.16 | 463,288 |
| Band 26 | 117,505.880 | 14.69 | 1,726,161 |
| Band 27 | 36,282.871 | 14.44 | 523,925 |
| Band 28 | 10,939.227 | 14.31 | 156,540 |
| Band 29 | 47,214.245 | 14.27 | 673,747 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Clarion Real Estate Portfolio - Service Class (continued)** | | | |
| Band 30 | 17,397.768 | $ 14.03 | $ 244,091 |
| Band 31 | 8,509.202 | 13.91 | 118,363 |
| Band 33 | 1,495.482 | 13.52 | 20,219 |
| Band 34 | 44.537 | 13.40 | 597 |
| Band 38 | 55,831.882 | 8.20 | 457,821 |
| Band 41 | 31,159.882 | 14.03 | 437,173 |
| Band 42 | 14,829.676 | 13.87 | 205,688 |
| Band 43 | 62,195.830 | 13.75 | 855,193 |
| Band 44 | 3,917.622 | 13.47 | 52,770 |
| Band 45 | 11,841.476 | 13.16 | 155,834 |
| Band 46 | 1,235,668.961 | 10.08 | 12,455,543 |
| Band 47 | 134,736.523 | 10.01 | 1,348,713 |
| Band 50 | 1,732.136 | 8.03 | 13,909 |
| Band 51 | 374.270 | 7.94 | 2,972 |
| Band 53 | 763.747 | 8.06 | 6,156 |
| Band 55 | 6,454.432 | 8.10 | 52,281 |
| Band 56 | 12,025.061 | 9.06 | 108,947 |
| Band 59 | 339.931 | 8.86 | 3,012 |
| Band 60 | 1,113.149 | 8.98 | 9,996 |
| | 7,573,065.670 | | $ 307,292,862 |
| **ING Clarion Real Estate Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 241,216.308 | $ 18.07 | $ 4,358,779 |
| Band 7 | 280.018 | 18.01 | 5,043 |
| Band 10 | 160,210.174 | 17.74 | 2,842,128 |
| Band 11 | 3,326.484 | 17.67 | 58,779 |
| Band 12 | 50,725.634 | 17.61 | 893,278 |
| Band 13 | 2,339.179 | 10.22 | 23,906 |
| Band 14 | 42,814.982 | 12.57 | 538,184 |
| Band 15 | 184,677.404 | 12.54 | 2,315,855 |
| Band 17 | 66,616.341 | 12.42 | 827,375 |
| Band 20 | 296,090.120 | 17.48 | 5,175,655 |
| Band 46 | 179,857.659 | 10.01 | 1,800,375 |
| | 1,228,154.303 | | $ 18,839,357 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Evergreen Health Sciences Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 7,880.172 | $ 11.04 | $ 86,997 |
| Band 3 | 404.820 | 10.82 | 4,380 |
| Band 4 | 55,677.620 | 10.89 | 606,329 |
| Band 5 | 66,642.092 | 10.85 | 723,067 |
| Band 6 | 2,329,558.969 | 10.79 | 25,135,941 |
| Band 7 | 1,351,007.934 | 10.76 | 14,536,845 |
| Band 8 | 1,392,823.840 | 10.70 | 14,903,215 |
| Band 9 | 91,874.370 | 10.67 | 980,300 |
| Band 10 | 2,271,235.708 | 10.64 | 24,165,948 |
| Band 11 | 773,565.151 | 10.61 | 8,207,526 |
| Band 12 | 322,321.660 | 10.58 | 3,410,163 |
| Band 13 | 1,036,250.787 | 10.55 | 10,932,446 |
| Band 14 | 1,741,306.870 | 10.49 | 18,266,309 |
| Band 15 | 1,054,920.614 | 10.46 | 11,034,470 |
| Band 16 | 154,652.455 | 10.40 | 1,608,386 |
| Band 17 | 1,700,554.439 | 10.36 | 17,617,744 |
| Band 18 | 43,377.060 | 10.33 | 448,085 |
| Band 19 | 53,789.720 | 10.28 | 552,958 |
| Band 20 | 842,963.737 | 10.52 | 8,867,979 |
| Band 21 | 112,816.945 | 10.43 | 1,176,681 |
| Band 25 | 3,439.910 | 11.11 | 38,217 |
| Band 26 | 85,778.878 | 11.07 | 949,572 |
| Band 27 | 40,887.760 | 10.88 | 444,859 |
| Band 28 | 49,439.386 | 10.79 | 533,451 |
| Band 29 | 199,728.351 | 10.76 | 2,149,077 |
| Band 30 | 22,461.756 | 10.58 | 237,645 |
| Band 31 | 19,290.698 | 10.48 | 202,167 |
| Band 34 | 2,616.029 | 10.10 | 26,422 |
| Band 38 | 24,657.634 | 10.12 | 249,535 |
| Band 41 | 22,683.966 | 10.58 | 239,996 |
| Band 42 | 13,638.387 | 10.46 | 142,658 |
| Band 43 | 51,122.407 | 10.37 | 530,139 |
| Band 45 | 8,443.528 | 10.07 | 85,026 |
| Band 46 | 789,101.488 | 10.62 | 8,380,258 |
| Band 47 | 117,499.183 | 10.54 | 1,238,441 |
| Band 50 | 825.908 | 9.90 | 8,176 |
| Band 51 | 643.177 | 9.79 | 6,297 |
| Band 52 | 448.039 | 10.02 | 4,489 |
| Band 55 | 7,995.195 | 9.99 | 79,872 |
| Band 56 | 117,046.174 | 8.38 | 980,847 |
| Band 57 | 4,345.186 | 8.29 | 36,022 |
| Band 59 | 1,804.233 | 8.19 | 14,777 |
| | 16,987,522.236 | | $ 179,843,712 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Evergreen Omega Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 8,259.702 | $ 12.47 | $ 102,998 |
| Band 5 | 1,188.172 | 12.43 | 14,769 |
| Band 6 | 1,127,373.173 | 12.36 | 13,934,332 |
| Band 7 | 487,747.343 | 12.33 | 6,013,925 |
| Band 8 | 734,624.556 | 12.25 | 8,999,151 |
| Band 9 | 37,365.625 | 12.22 | 456,608 |
| Band 10 | 1,425,814.358 | 12.18 | 17,366,419 |
| Band 11 | 273,882.821 | 12.15 | 3,327,676 |
| Band 12 | 68,312.271 | 12.11 | 827,262 |
| Band 13 | 527,265.920 | 12.08 | 6,369,372 |
| Band 14 | 635,111.568 | 12.01 | 7,627,690 |
| Band 15 | 404,582.093 | 11.98 | 4,846,893 |
| Band 16 | 37,256.204 | 11.91 | 443,721 |
| Band 17 | 642,827.120 | 11.87 | 7,630,358 |
| Band 18 | 7,133.832 | 11.84 | 84,465 |
| Band 19 | 33,676.042 | 11.77 | 396,367 |
| Band 20 | 290,470.156 | 12.04 | 3,497,261 |
| Band 21 | 16,828.624 | 11.94 | 200,934 |
| Band 26 | 83,827.285 | 12.68 | 1,062,930 |
| Band 27 | 41,255.878 | 12.47 | 514,461 |
| Band 28 | 7,961.932 | 12.36 | 98,409 |
| Band 29 | 88,225.485 | 12.32 | 1,086,938 |
| Band 30 | 10,130.472 | 12.11 | 122,680 |
| Band 31 | 4,746.945 | 12.01 | 57,011 |
| Band 35 | 6,599.269 | 13.39 | 88,364 |
| Band 36 | 6,840.146 | 13.26 | 90,700 |
| Band 37 | 1,245.630 | 13.17 | 16,405 |
| Band 38 | 59,571.994 | 13.23 | 788,137 |
| Band 39 | 9,000.703 | 13.11 | 117,999 |
| Band 40 | 7,687.702 | 13.01 | 100,017 |
| Band 41 | 4,038.414 | 12.12 | 48,946 |
| Band 42 | 2,284.088 | 11.98 | 27,363 |
| Band 43 | 11,137.008 | 11.88 | 132,308 |
| Band 46 | 523,069.533 | 11.39 | 5,957,762 |
| Band 47 | 60,434.107 | 11.30 | 682,905 |
| Band 56 | 24,664.820 | 11.93 | 294,251 |
| Band 57 | 1,235.858 | 11.85 | 14,645 |
| Band 59 | 318.446 | 11.77 | 3,748 |
| | 7,713,995.295 | | $ 93,446,180 |

179

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Evergreen Omega Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 16,290.155 | $ 12.25 | $ 199,554 |
| Band 10 | 7,204.512 | 12.08 | 87,031 |
| Band 15 | 15,232.666 | 11.87 | 180,812 |
| Band 17 | 8,602.992 | 11.77 | 101,257 |
| Band 20 | 10,294.216 | 11.94 | 122,913 |
| Band 46 | 16,548.602 | 11.30 | 186,999 |
| | 74,173.143 | | $ 878,566 |
| | | | |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 287.978 | $ 14.29 | $ 4,115 |
| Contracts in accumulation period: | | | |
| Band 1 | 16,038.799 | 10.70 | 171,615 |
| Band 2 | 139,398.743 | 14.29 | 1,992,008 |
| Band 3 | 12,019.536 | 13.83 | 166,230 |
| Band 4 | 238,063.004 | 13.97 | 3,325,740 |
| Band 5 | 292,861.083 | 13.90 | 4,070,769 |
| Band 6 | 7,847,443.818 | 13.77 | 108,059,301 |
| Band 7 | 5,452,120.081 | 13.71 | 74,748,566 |
| Band 8 | 4,575,461.946 | 13.58 | 62,134,773 |
| Band 9 | 929,454.900 | 13.51 | 12,556,936 |
| Band 10 | 7,078,572.960 | 13.45 | 95,206,806 |
| Band 11 | 4,625,632.341 | 13.39 | 61,937,217 |
| Band 12 | 1,420,746.851 | 13.32 | 18,924,348 |
| Band 13 | 4,760,795.477 | 13.26 | 63,128,148 |
| Band 14 | 6,664,366.203 | 13.14 | 87,569,772 |
| Band 15 | 2,387,241.442 | 13.08 | 31,225,118 |
| Band 16 | 311,472.029 | 12.95 | 4,033,563 |
| Band 17 | 3,800,166.677 | 12.89 | 48,984,148 |
| Band 18 | 142,552.782 | 12.83 | 1,828,952 |
| Band 19 | 295,700.727 | 12.71 | 3,758,356 |
| Band 20 | 2,409,337.936 | 13.20 | 31,803,261 |
| Band 21 | 402,061.432 | 13.01 | 5,230,819 |
| Band 24 | 146.633 | 14.98 | 2,197 |
| Band 25 | 73,398.065 | 14.43 | 1,059,134 |
| Band 26 | 167,287.866 | 12.59 | 2,106,154 |
| Band 27 | 70,174.671 | 12.41 | 870,868 |
| Band 28 | 24,094.123 | 12.32 | 296,840 |
| Band 29 | 67,769.082 | 12.30 | 833,560 |
| Band 30 | 43,677.240 | 12.12 | 529,368 |
| Band 31 | 31,149.723 | 12.03 | 374,731 |
| Band 34 | 250.722 | 11.67 | 2,926 |
| Band 38 | 98,575.673 | 10.28 | 1,013,358 |
| Band 41 | 42,610.462 | 12.13 | 516,865 |
| Band 42 | 10,710.029 | 12.01 | 128,627 |
| Band 43 | 89,871.652 | 11.92 | 1,071,270 |
| Band 44 | 1,224.204 | 11.72 | 14,348 |
| Band 45 | 869.132 | 11.64 | 10,117 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class (continued)** | | | |
| Band 46 | 2,162,820.996 | $ 11.70 | $ 25,305,006 |
| Band 47 | 321,684.419 | 11.61 | 3,734,756 |
| Band 50 | 16,964.349 | 10.02 | 169,983 |
| Band 51 | 3,975.771 | 9.92 | 39,440 |
| Band 52 | 1,368.524 | 10.15 | 13,891 |
| Band 53 | 1,471.820 | 10.06 | 14,807 |
| Band 54 | 3,615.660 | 9.95 | 35,976 |
| Band 55 | 14,196.224 | 10.11 | 143,524 |
| Band 56 | 789,860.715 | 8.67 | 6,848,092 |
| Band 57 | 1,749.514 | 8.58 | 15,011 |
| Band 58 | 1,068.170 | 8.53 | 9,111 |
| Band 59 | 1,496.952 | 8.48 | 12,694 |
| Band 60 | 13,772.431 | 8.59 | 118,305 |
| | 57,857,651.567 | | $ 766,151,520 |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 391,694.612 | $ 17.86 | $ 6,995,666 |
| Band 7 | 5,239.754 | 17.79 | 93,215 |
| Band 10 | 297,147.179 | 17.53 | 5,208,990 |
| Band 11 | 5,534.231 | 17.46 | 96,628 |
| Band 12 | 76,486.130 | 17.40 | 1,330,859 |
| Band 13 | 261.830 | 11.85 | 3,103 |
| Band 14 | 84,889.990 | 13.55 | 1,150,259 |
| Band 15 | 233,655.946 | 13.51 | 3,156,692 |
| Band 17 | 128,887.319 | 13.39 | 1,725,801 |
| Band 20 | 573,143.077 | 17.27 | 9,898,181 |
| Band 46 | 239,572.736 | 11.61 | 2,781,439 |
| | 2,036,512.804 | | $ 32,440,833 |
| **ING Focus 5 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 93,775.994 | $ 7.04 | $ 660,183 |
| Band 5 | 2,579.847 | 7.25 | 18,704 |
| Band 6 | 5,557,860.561 | 7.01 | 38,960,603 |
| Band 7 | 183,532.795 | 7.01 | 1,286,565 |
| Band 8 | 1,290,281.612 | 6.99 | 9,019,068 |
| Band 9 | 40,588.799 | 6.98 | 283,310 |
| Band 10 | 7,068,642.145 | 6.97 | 49,268,436 |
| Band 11 | 395,527.981 | 6.96 | 2,752,875 |
| Band 12 | 9,910.828 | 6.96 | 68,979 |
| Band 13 | 1,012,574.961 | 6.95 | 7,037,396 |
| Band 14 | 1,083,078.792 | 6.93 | 7,505,736 |
| Band 15 | 1,394,714.539 | 6.92 | 9,651,425 |
| Band 16 | 90,291.430 | 6.90 | 623,011 |
| Band 17 | 714,857.557 | 6.90 | 4,932,517 |
| Band 18 | 3,271.763 | 6.89 | 22,542 |
| Band 19 | 6,388.681 | 6.87 | 43,890 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Focus 5 Portfolio - Service Class (continued)** | | | |
| Band 20 | 120,437.133 | $ 6.94 | $ 835,834 |
| Band 21 | 1,565.313 | 6.91 | 10,816 |
| Band 26 | 543.652 | 7.29 | 3,963 |
| Band 27 | 2,165.374 | 7.25 | 15,699 |
| Band 28 | 796.024 | 7.23 | 5,755 |
| Band 29 | 38,355.642 | 7.23 | 277,311 |
| Band 35 | 2,923.153 | 7.77 | 22,713 |
| Band 36 | 8,959.057 | 7.74 | 69,343 |
| Band 38 | 258,034.244 | 7.08 | 1,826,882 |
| Band 39 | 27,303.391 | 7.72 | 210,782 |
| Band 40 | 3,963.544 | 7.70 | 30,519 |
| Band 41 | 5,078.325 | 7.19 | 36,513 |
| Band 46 | 1,226,302.547 | 6.88 | 8,436,962 |
| Band 47 | 384,102.736 | 6.85 | 2,631,104 |
| Band 50 | 1,311.846 | 6.95 | 9,117 |
| Band 51 | 5,615.443 | 6.90 | 38,747 |
| Band 52 | 15,951.916 | 7.01 | 111,823 |
| Band 55 | 12,508.011 | 6.99 | 87,431 |
| Band 56 | 1,034,861.010 | 7.22 | 7,471,696 |
| Band 57 | 7,354.318 | 7.14 | 52,510 |
| Band 60 | 966.926 | 7.16 | 6,923 |
| | 22,106,977.890 | | $ 154,327,683 |
| **ING Franklin Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 28,311.371 | $ 10.19 | $ 288,493 |
| Band 3 | 397.868 | 10.06 | 4,003 |
| Band 4 | 254,732.672 | 10.10 | 2,572,800 |
| Band 5 | 68,248.658 | 10.08 | 687,946 |
| Band 6 | 5,510,323.912 | 10.04 | 55,323,652 |
| Band 7 | 1,751,594.883 | 10.02 | 17,550,981 |
| Band 8 | 2,779,792.694 | 9.98 | 27,742,331 |
| Band 9 | 649,791.870 | 9.97 | 6,478,425 |
| Band 10 | 8,015,179.468 | 9.95 | 79,751,036 |
| Band 11 | 1,695,841.059 | 9.93 | 16,839,702 |
| Band 12 | 368,963.404 | 9.91 | 3,656,427 |
| Band 13 | 2,760,884.106 | 9.89 | 27,305,144 |
| Band 14 | 4,554,087.220 | 9.85 | 44,857,759 |
| Band 15 | 3,386,162.503 | 9.84 | 33,319,839 |
| Band 16 | 406,824.499 | 9.80 | 3,986,880 |
| Band 17 | 3,290,801.719 | 9.78 | 32,184,041 |
| Band 18 | 35,175.952 | 9.76 | 343,317 |
| Band 19 | 85,395.157 | 9.73 | 830,895 |
| Band 20 | 1,016,725.668 | 9.87 | 10,035,082 |
| Band 21 | 412,571.709 | 9.82 | 4,051,454 |
| Band 26 | 557,839.080 | 10.21 | 5,695,537 |
| Band 27 | 171,307.204 | 10.10 | 1,730,203 |

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Franklin Income Portfolio - Service Class** (continued) | | | |
| Band 28 | 97,743.664 | $ 10.04 | $ 981,346 |
| Band 29 | 235,470.581 | 10.02 | 2,359,415 |
| Band 30 | 77,375.618 | 9.91 | 766,792 |
| Band 31 | 26,340.574 | 9.85 | 259,455 |
| Band 32 | 1,007.011 | 9.75 | 9,818 |
| Band 33 | 2,489.016 | 9.67 | 24,069 |
| Band 34 | 231.023 | 9.62 | 2,222 |
| Band 38 | 383,940.385 | 10.25 | 3,935,389 |
| Band 41 | 47,288.972 | 9.91 | 468,634 |
| Band 42 | 16,819.159 | 9.84 | 165,501 |
| Band 43 | 162,097.566 | 9.78 | 1,585,314 |
| Band 44 | 4,015.065 | 9.65 | 38,745 |
| Band 45 | 27,617.952 | 9.60 | 265,132 |
| Band 46 | 3,508,527.932 | 9.74 | 34,173,062 |
| Band 47 | 421,570.746 | 9.69 | 4,085,021 |
| Band 50 | 1,177.949 | 9.97 | 11,744 |
| Band 51 | 15,699.510 | 9.87 | 154,954 |
| Band 52 | 395.311 | 10.10 | 3,993 |
| Band 55 | 6,413.278 | 10.06 | 64,518 |
| Band 56 | 751,208.776 | 9.31 | 6,993,754 |
| Band 57 | 3,725.169 | 9.21 | 34,309 |
| Band 59 | 6,468.723 | 9.11 | 58,930 |
| Band 60 | 2,658.197 | 9.23 | 24,535 |
| | 43,601,234.853 | | $ 431,702,599 |
| **ING Franklin Income Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 124,700.039 | $ 9.99 | $ 1,245,753 |
| Band 10 | 220,721.900 | 9.89 | 2,182,940 |
| Band 12 | 42,390.521 | 9.86 | 417,971 |
| Band 14 | 13,738.386 | 9.80 | 134,636 |
| Band 15 | 56,282.567 | 9.78 | 550,444 |
| Band 17 | 37,893.874 | 9.73 | 368,707 |
| Band 20 | 172,064.608 | 9.82 | 1,689,674 |
| Band 46 | 130,880.523 | 9.69 | 1,268,232 |
| | 798,672.418 | | $ 7,858,357 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Franklin Mutual Shares Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 19,405.779 | $ 9.20 | $ 178,533 |
| Band 3 | 848.290 | 9.11 | 7,728 |
| Band 4 | 149,113.301 | 9.14 | 1,362,896 |
| Band 5 | 43,650.738 | 9.12 | 398,095 |
| Band 6 | 3,218,270.822 | 9.10 | 29,286,264 |
| Band 7 | 569,659.877 | 9.09 | 5,178,208 |
| Band 8 | 1,357,138.943 | 9.06 | 12,295,679 |
| Band 9 | 347,788.175 | 9.05 | 3,147,483 |
| Band 10 | 4,913,840.595 | 9.04 | 44,421,119 |
| Band 11 | 593,359.170 | 9.02 | 5,352,100 |
| Band 12 | 135,567.193 | 9.01 | 1,221,460 |
| Band 13 | 1,066,361.086 | 9.00 | 9,597,250 |
| Band 14 | 1,554,766.244 | 8.97 | 13,946,253 |
| Band 15 | 1,634,557.981 | 8.96 | 14,645,640 |
| Band 16 | 152,111.279 | 8.94 | 1,359,875 |
| Band 17 | 1,105,804.870 | 8.93 | 9,874,837 |
| Band 18 | 3,293.336 | 8.91 | 29,344 |
| Band 19 | 45,535.560 | 8.89 | 404,811 |
| Band 20 | 358,723.177 | 8.99 | 3,224,921 |
| Band 21 | 251,811.966 | 8.95 | 2,253,717 |
| Band 26 | 202,810.405 | 9.21 | 1,867,884 |
| Band 27 | 44,386.624 | 9.13 | 405,250 |
| Band 28 | 67,184.165 | 9.10 | 611,376 |
| Band 29 | 187,708.501 | 9.09 | 1,706,270 |
| Band 30 | 29,366.118 | 9.01 | 264,589 |
| Band 31 | 23,365.724 | 8.97 | 209,591 |
| Band 32 | 219.047 | 8.90 | 1,950 |
| Band 33 | 3,582.041 | 8.85 | 31,701 |
| Band 34 | 368.959 | 8.82 | 3,254 |
| Band 38 | 291,068.708 | 9.20 | 2,677,832 |
| Band 41 | 25,243.711 | 9.01 | 227,446 |
| Band 42 | 7,882.971 | 8.96 | 70,631 |
| Band 43 | 59,077.973 | 8.93 | 527,566 |
| Band 44 | 10,070.880 | 8.84 | 89,027 |
| Band 45 | 3,449.187 | 8.80 | 30,353 |
| Band 46 | 1,737,616.573 | 8.90 | 15,464,787 |
| Band 47 | 161,519.719 | 8.86 | 1,431,065 |
| Band 50 | 2,191.082 | 9.00 | 19,720 |
| Band 51 | 7,383.606 | 8.93 | 65,936 |
| Band 52 | 439.234 | 9.09 | 3,993 |
| Band 55 | 16,682.851 | 9.06 | 151,147 |
| Band 56 | 409,656.764 | 8.06 | 3,301,834 |
| Band 57 | 17,382.474 | 7.97 | 138,538 |
| Band 59 | 6,177.996 | 7.89 | 48,744 |
| Band 60 | 2,870.745 | 7.99 | 22,937 |
| | 20,839,314.440 | | $ 187,559,634 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Franklin Templeton Founding Strategy Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 276.346 | $ 7.91 | $ 2,186 |
| Band 4 | 787,678.896 | 7.86 | 6,191,156 |
| Band 5 | 22,652.422 | 7.85 | 177,822 |
| Band 6 | 18,242,923.780 | 7.83 | 142,842,093 |
| Band 7 | 1,221,497.468 | 7.82 | 9,552,110 |
| Band 8 | 6,423,291.746 | 7.79 | 50,037,443 |
| Band 9 | 467,737.343 | 7.78 | 3,638,997 |
| Band 10 | 29,916,528.410 | 7.77 | 232,451,426 |
| Band 11 | 2,510,820.464 | 7.76 | 19,483,967 |
| Band 12 | 96,860.667 | 7.75 | 750,670 |
| Band 13 | 4,333,266.765 | 7.74 | 33,539,485 |
| Band 14 | 7,513,488.425 | 7.72 | 58,004,131 |
| Band 15 | 9,647,235.079 | 7.71 | 74,380,182 |
| Band 16 | 1,099,842.298 | 7.69 | 8,457,787 |
| Band 17 | 5,374,909.051 | 7.68 | 41,279,302 |
| Band 18 | 1,632.741 | 7.67 | 12,523 |
| Band 19 | 23,504.292 | 7.65 | 179,808 |
| Band 20 | 1,211,534.206 | 7.73 | 9,365,159 |
| Band 21 | 401,320.274 | 7.70 | 3,090,166 |
| Band 26 | 77,286.439 | 7.92 | 612,109 |
| Band 27 | 102,480.187 | 7.86 | 805,494 |
| Band 28 | 19,433.640 | 7.83 | 152,165 |
| Band 29 | 73,588.851 | 7.81 | 574,729 |
| Band 30 | 15,847.868 | 7.75 | 122,821 |
| Band 31 | 9,173.053 | 7.72 | 70,816 |
| Band 32 | 1,615.433 | 7.66 | 12,374 |
| Band 34 | 4,770.779 | 7.59 | 36,210 |
| Band 35 | 43,368.125 | 8.81 | 382,073 |
| Band 36 | 3,204.807 | 8.77 | 28,106 |
| Band 38 | 4,721,291.953 | 7.91 | 37,345,419 |
| Band 39 | 8,422.525 | 8.74 | 73,613 |
| Band 40 | 51,803.325 | 8.71 | 451,207 |
| Band 41 | 4,250.170 | 7.75 | 32,939 |
| Band 42 | 286.010 | 7.71 | 2,205 |
| Band 43 | 72,504.466 | 7.68 | 556,834 |
| Band 44 | 3,135.821 | 7.60 | 23,832 |
| Band 45 | 21,374.704 | 7.57 | 161,807 |
| Band 46 | 8,798,431.617 | 7.66 | 67,395,986 |
| Band 47 | 897,392.000 | 7.63 | 6,847,101 |
| Band 50 | 144,923.450 | 7.74 | 1,121,708 |
| Band 51 | 35,029.848 | 7.68 | 269,029 |
| Band 52 | 12,693.325 | 7.82 | 99,262 |
| Band 53 | 4,273.327 | 7.76 | 33,161 |
| Band 54 | 5,082.452 | 7.70 | 39,135 |
| Band 55 | 312,535.800 | 7.80 | 2,437,779 |
| Band 56 | 4,168,993.620 | 8.48 | 35,353,066 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Franklin Templeton Founding Strategy Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Band 57 | 163,936.682 | $ 8.39 | $ 1,375,429 |
| Band 59 | 731.549 | 8.29 | 6,065 |
| Band 60 | 14,772.396 | 8.40 | 124,088 |
| | 109,089,634.895 | | $ 849,982,975 |
| | | | |
| **ING Global Resources Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 526.907 | $ 40.53 | $ 21,356 |
| Contracts in accumulation period: | | | |
| Band 1 | 7,618.914 | 42.27 | 322,051 |
| Band 2 | 64,141.625 | 40.53 | 2,599,660 |
| Band 3 | 1,763.503 | 37.63 | 66,361 |
| Band 4 | 63,969.735 | 38.50 | 2,462,835 |
| Band 5 | 33,122.899 | 38.04 | 1,259,995 |
| Band 6 | 2,632,139.405 | 37.30 | 98,178,800 |
| Band 7 | 1,245,480.895 | 36.85 | 45,895,971 |
| Band 8 | 1,758,129.523 | 36.13 | 63,521,220 |
| Band 9 | 172,798.754 | 35.70 | 6,168,916 |
| Band 10 | 3,158,457.428 | 35.32 | 111,556,716 |
| Band 11 | 827,367.983 | 34.95 | 28,916,511 |
| Band 12 | 223,048.215 | 34.58 | 7,713,007 |
| Band 13 | 1,312,710.364 | 34.21 | 44,907,822 |
| Band 14 | 2,015,124.682 | 33.49 | 67,486,526 |
| Band 15 | 1,475,926.073 | 33.13 | 48,897,431 |
| Band 16 | 176,609.642 | 32.44 | 5,729,217 |
| Band 17 | 2,165,112.882 | 32.09 | 69,478,472 |
| Band 18 | 28,450.242 | 31.75 | 903,295 |
| Band 19 | 103,412.310 | 31.08 | 3,214,055 |
| Band 20 | 599,135.867 | 33.85 | 20,280,749 |
| Band 21 | 82,417.773 | 32.78 | 2,701,655 |
| Band 25 | 11,832.289 | 41.40 | 489,857 |
| Band 26 | 149,093.445 | 16.96 | 2,528,625 |
| Band 27 | 64,614.672 | 16.72 | 1,080,357 |
| Band 28 | 41,375.333 | 16.60 | 686,831 |
| Band 29 | 180,623.642 | 16.56 | 2,991,128 |
| Band 30 | 29,486.162 | 16.33 | 481,509 |
| Band 31 | 14,728.593 | 16.21 | 238,750 |
| Band 34 | 32.835 | 15.72 | 516 |
| Band 38 | 117,953.281 | 12.08 | 1,424,876 |
| Band 41 | 40,943.658 | 16.33 | 668,610 |
| Band 42 | 19,228.163 | 16.18 | 311,112 |
| Band 43 | 87,775.280 | 16.06 | 1,409,671 |
| Band 44 | 459.065 | 15.79 | 7,249 |
| Band 45 | 10,383.838 | 15.67 | 162,715 |
| Band 46 | 2,160,043.309 | 16.77 | 36,223,926 |
| Band 47 | 360,250.101 | 16.64 | 5,994,562 |
| Band 50 | 11,971.401 | 11.76 | 140,784 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Global Resources Portfolio - Service Class** (continued) | | | |
| Band 51 | 6,671.030 | $ 11.64 | $ 77,651 |
| Band 52 | 7,297.945 | 11.91 | 86,919 |
| Band 53 | 934.131 | 11.80 | 11,023 |
| Band 54 | 8,425.626 | 11.68 | 98,411 |
| Band 55 | 24,265.714 | 11.87 | 288,034 |
| Band 56 | 498,506.663 | 8.14 | 4,057,844 |
| Band 57 | 45,463.458 | 8.05 | 365,981 |
| Band 59 | 2,854.070 | 7.96 | 22,718 |
| Band 60 | 4,068.672 | 8.07 | 32,834 |
| | 22,046,747.997 | | $ 692,165,114 |
| | | | |
| **ING Global Resources Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 253,746.034 | $ 25.82 | $ 6,551,723 |
| Band 7 | 23.681 | 25.72 | 609 |
| Band 10 | 169,670.195 | 25.34 | 4,299,443 |
| Band 11 | 2,096.901 | 25.25 | 52,947 |
| Band 12 | 42,518.384 | 25.15 | 1,069,337 |
| Band 13 | 1,110.378 | 16.99 | 18,865 |
| Band 14 | 89,526.035 | 17.21 | 1,540,743 |
| Band 15 | 154,018.041 | 17.16 | 2,642,950 |
| Band 17 | 78,184.573 | 17.01 | 1,329,920 |
| Band 20 | 332,180.025 | 24.97 | 8,294,535 |
| Band 46 | 161,800.559 | 16.64 | 2,692,361 |
| | 1,284,874.806 | | $ 28,493,433 |
| | | | |
| **ING Janus Contrarian Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 20,290.112 | $ 12.05 | $ 244,496 |
| Band 3 | 918.057 | 11.66 | 10,705 |
| Band 4 | 110,862.345 | 11.78 | 1,305,958 |
| Band 5 | 206,641.951 | 11.72 | 2,421,844 |
| Band 6 | 4,891,208.489 | 11.61 | 56,786,931 |
| Band 7 | 3,373,234.145 | 11.56 | 38,994,587 |
| Band 8 | 2,717,027.391 | 11.45 | 31,109,964 |
| Band 9 | 493,073.845 | 11.39 | 5,616,111 |
| Band 10 | 6,486,316.816 | 11.34 | 73,554,833 |
| Band 11 | 2,120,404.051 | 11.29 | 23,939,362 |
| Band 12 | 803,899.173 | 11.24 | 9,035,827 |
| Band 13 | 3,321,202.768 | 11.18 | 37,131,047 |
| Band 14 | 5,961,602.093 | 11.08 | 66,054,551 |
| Band 15 | 2,253,344.206 | 11.03 | 24,854,387 |
| Band 16 | 283,802.688 | 10.92 | 3,099,125 |
| Band 17 | 2,815,850.776 | 10.87 | 30,608,298 |
| Band 18 | 112,043.471 | 10.82 | 1,212,310 |
| Band 19 | 270,723.539 | 10.72 | 2,902,156 |
| Band 20 | 1,339,058.489 | 11.13 | 14,903,721 |
| Band 21 | 259,993.600 | 10.97 | 2,852,130 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Janus Contrarian Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Band 25 | 30,260.610 | $ 12.17 | $ 368,272 |
| Band 26 | 92,749.333 | 13.14 | 1,218,726 |
| Band 27 | 45,751.979 | 12.92 | 591,116 |
| Band 28 | 26,986.665 | 12.80 | 345,429 |
| Band 29 | 101,624.813 | 12.77 | 1,297,749 |
| Band 30 | 25,408.213 | 12.55 | 318,873 |
| Band 31 | 22,655.891 | 12.44 | 281,839 |
| Band 34 | 244.030 | 11.99 | 2,926 |
| Band 38 | 177,646.106 | 9.85 | 1,749,814 |
| Band 41 | 31,435.591 | 12.55 | 394,517 |
| Band 42 | 15,537.842 | 12.41 | 192,825 |
| Band 43 | 86,745.086 | 12.30 | 1,066,965 |
| Band 44 | 2,826.902 | 12.05 | 34,064 |
| Band 45 | 9,519.874 | 11.78 | 112,144 |
| Band 46 | 1,769,497.470 | 10.98 | 19,429,082 |
| Band 47 | 373,453.441 | 10.89 | 4,066,908 |
| Band 50 | 21,145.431 | 9.56 | 202,150 |
| Band 51 | 6,255.112 | 9.45 | 59,111 |
| Band 52 | 5,141.844 | 9.68 | 49,773 |
| Band 54 | 1,287.344 | 9.49 | 12,217 |
| Band 55 | 5,880.248 | 9.64 | 56,686 |
| Band 56 | 241,364.384 | 7.08 | 1,708,860 |
| Band 57 | 16,549.954 | 7.00 | 115,850 |
| Band 59 | 4,944.722 | 6.93 | 34,267 |
| Band 60 | 583.338 | 7.02 | 4,095 |
| | 40,956,994.228 | | $ 460,352,601 |
| | | | |
| **ING Janus Contrarian Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 188,257.650 | $ 18.21 | $ 3,428,172 |
| Band 7 | 1,234.152 | 18.14 | 22,388 |
| Band 10 | 185,839.361 | 17.87 | 3,320,949 |
| Band 11 | 712.838 | 17.81 | 12,696 |
| Band 12 | 66,898.604 | 17.74 | 1,186,781 |
| Band 13 | 5,496.170 | 11.12 | 61,117 |
| Band 14 | 67,162.208 | 12.23 | 821,394 |
| Band 15 | 228,404.357 | 12.19 | 2,784,249 |
| Band 17 | 93,957.386 | 12.08 | 1,135,005 |
| Band 20 | 374,417.865 | 17.61 | 6,593,499 |
| Band 46 | 228,889.081 | 10.89 | 2,492,602 |
| | 1,441,269.672 | | $ 21,858,852 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 173.625 | $ 21.68 | $ 3,764 |
| Contracts in accumulation period: | | | |
| Band 1 | 8,357.909 | 22.21 | 185,629 |
| Band 2 | 148,784.278 | 21.68 | 3,225,643 |
| Band 3 | 3,633.246 | 20.79 | 75,535 |
| Band 4 | 157,197.515 | 21.05 | 3,309,008 |
| Band 5 | 91,156.627 | 20.92 | 1,906,997 |
| Band 6 | 4,884,446.079 | 20.67 | 100,961,500 |
| Band 7 | 2,201,063.564 | 20.55 | 45,231,856 |
| Band 8 | 3,369,046.131 | 20.30 | 68,391,636 |
| Band 9 | 320,771.721 | 20.18 | 6,473,173 |
| Band 10 | 5,464,963.036 | 20.06 | 109,627,159 |
| Band 11 | 1,305,782.358 | 19.94 | 26,037,300 |
| Band 12 | 304,281.246 | 19.82 | 6,030,854 |
| Band 13 | 2,344,576.401 | 19.70 | 46,188,155 |
| Band 14 | 3,118,848.346 | 19.46 | 60,692,789 |
| Band 15 | 2,406,493.510 | 19.34 | 46,541,584 |
| Band 16 | 259,041.823 | 19.11 | 4,950,289 |
| Band 17 | 3,272,082.641 | 19.00 | 62,169,570 |
| Band 18 | 46,296.852 | 18.88 | 874,085 |
| Band 19 | 177,230.877 | 18.65 | 3,305,356 |
| Band 20 | 952,923.477 | 19.58 | 18,658,242 |
| Band 21 | 114,793.552 | 19.23 | 2,207,480 |
| Band 25 | 14,166.711 | 21.95 | 310,959 |
| Band 26 | 140,300.465 | 20.84 | 2,923,862 |
| Band 27 | 39,652.538 | 20.54 | 814,463 |
| Band 28 | 39,701.342 | 20.40 | 809,907 |
| Band 29 | 180,351.712 | 20.35 | 3,670,157 |
| Band 30 | 24,363.406 | 20.06 | 488,730 |
| Band 31 | 18,896.488 | 19.91 | 376,229 |
| Band 33 | 81.425 | 19.45 | 1,584 |
| Band 35 | 84,690.301 | 8.95 | 757,978 |
| Band 36 | 31,324.222 | 8.92 | 279,412 |
| Band 37 | 8,444.854 | 8.90 | 75,159 |
| Band 38 | 712,822.085 | 14.93 | 10,642,434 |
| Band 39 | 308,727.840 | 8.88 | 2,741,503 |
| Band 40 | 58,502.791 | 8.86 | 518,335 |
| Band 41 | 29,483.918 | 20.07 | 591,742 |
| Band 42 | 11,812.599 | 19.88 | 234,834 |
| Band 43 | 49,077.297 | 19.73 | 968,295 |
| Band 44 | 143.178 | 19.40 | 2,778 |
| Band 45 | 3,198.558 | 19.26 | 61,604 |
| Band 46 | 1,925,348.849 | 20.18 | 38,853,540 |
| Band 47 | 231,109.105 | 20.02 | 4,626,804 |
| Band 50 | 16,903.378 | 14.59 | 246,620 |
| Band 51 | 1,970.949 | 14.44 | 28,461 |
| Band 52 | 663.377 | 14.77 | 9,798 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Band 53 | 735.921 | $ 14.64 | $ 10,774 |
| Band 54 | 3,637.108 | 14.49 | 52,702 |
| Band 55 | 4,298.187 | 14.72 | 63,269 |
| Band 56 | 604,382.935 | 8.41 | 5,082,860 |
| Band 57 | 24,456.417 | 8.32 | 203,477 |
| Band 59 | 4,022.493 | 8.23 | 33,105 |
| Band 60 | 2,331.730 | 8.34 | 19,447 |
| | 35,527,546.993 | | $ 692,548,426 |
| **ING JPMorgan Emerging Markets Equity Portfolio -** | | | |
| **Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 269,685.313 | $ 31.84 | $ 8,586,780 |
| Band 7 | 6,643.089 | 31.72 | 210,719 |
| Band 8 | 271.989 | 31.48 | 8,562 |
| Band 10 | 155,212.148 | 31.25 | 4,850,380 |
| Band 11 | 5,404.433 | 31.14 | 168,294 |
| Band 12 | 38,972.912 | 31.02 | 1,208,940 |
| Band 13 | 6,473.922 | 20.43 | 132,262 |
| Band 14 | 69,156.875 | 21.24 | 1,468,892 |
| Band 15 | 232,131.589 | 21.18 | 4,916,547 |
| Band 17 | 44,924.811 | 20.99 | 942,972 |
| Band 20 | 246,504.262 | 30.79 | 7,589,866 |
| Band 46 | 162,620.068 | 20.02 | 3,255,654 |
| | 1,238,001.411 | | $ 33,339,868 |
| **ING JPMorgan Small Cap Core Equity Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 5,214.028 | $ 13.14 | $ 68,512 |
| Band 3 | 2,812.012 | 12.79 | 35,966 |
| Band 4 | 65,390.912 | 12.89 | 842,889 |
| Band 5 | 36,313.225 | 12.84 | 466,262 |
| Band 6 | 1,657,418.723 | 12.74 | 21,115,515 |
| Band 7 | 1,196,489.987 | 12.69 | 15,183,458 |
| Band 8 | 674,535.176 | 12.59 | 8,492,398 |
| Band 9 | 148,286.307 | 12.54 | 1,859,510 |
| Band 10 | 1,722,690.430 | 12.49 | 21,516,403 |
| Band 11 | 400,912.543 | 12.45 | 4,991,361 |
| Band 12 | 155,529.940 | 12.40 | 1,928,571 |
| Band 13 | 1,010,424.661 | 12.35 | 12,478,745 |
| Band 14 | 1,431,537.144 | 12.25 | 17,536,330 |
| Band 15 | 638,318.268 | 12.21 | 7,793,866 |
| Band 16 | 70,511.495 | 12.11 | 853,894 |
| Band 17 | 930,424.488 | 12.06 | 11,220,919 |
| Band 18 | 20,020.062 | 12.02 | 240,641 |
| Band 19 | 65,498.029 | 11.92 | 780,737 |
| Band 20 | 462,992.583 | 12.30 | 5,694,809 |
| Band 21 | 103,300.507 | 12.16 | 1,256,134 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Small Cap Core Equity Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Band 25 | 12,495.152 | $ 13.24 | $ 165,436 |
| Band 26 | 104,806.269 | 13.19 | 1,382,395 |
| Band 27 | 36,908.396 | 12.89 | 475,749 |
| Band 28 | 43,266.025 | 12.74 | 551,209 |
| Band 29 | 37,517.742 | 12.69 | 476,100 |
| Band 30 | 16,903.706 | 12.39 | 209,437 |
| Band 31 | 14,493.874 | 12.25 | 177,550 |
| Band 34 | 334.967 | 11.65 | 3,902 |
| Band 38 | 63,436.321 | 9.52 | 603,914 |
| Band 41 | 27,409.616 | 13.24 | 362,903 |
| Band 42 | 26,077.458 | 13.07 | 340,832 |
| Band 43 | 62,102.502 | 12.94 | 803,606 |
| Band 44 | 12,219.393 | 11.12 | 135,880 |
| Band 45 | 5,442.748 | 10.87 | 59,163 |
| Band 46 | 1,182,381.310 | 9.71 | 11,480,923 |
| Band 47 | 139,792.553 | 9.63 | 1,346,202 |
| Band 51 | 6,068.616 | 9.20 | 55,831 |
| Band 54 | 888.736 | 9.23 | 8,203 |
| Band 55 | 6,096.500 | 9.38 | 57,185 |
| Band 56 | 50,843.763 | 9.45 | 480,474 |
| Band 57 | 612.729 | 9.35 | 5,729 |
| Band 60 | 485.799 | 9.37 | 4,552 |
| | 12,649,204.695 | | $ 153,544,095 |
| **ING JPMorgan Small Cap Core Equity Portfolio -** | | | |
| **Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 466,172.276 | $ 15.23 | $ 7,099,804 |
| Band 7 | 876.636 | 15.17 | 13,299 |
| Band 10 | 345,551.928 | 14.95 | 5,166,001 |
| Band 11 | 18,573.557 | 14.89 | 276,560 |
| Band 12 | 116,141.850 | 14.84 | 1,723,545 |
| Band 13 | 4,793.395 | 9.82 | 47,071 |
| Band 14 | 93,491.835 | 11.42 | 1,067,677 |
| Band 15 | 316,499.701 | 11.38 | 3,601,767 |
| Band 17 | 191,505.495 | 11.28 | 2,160,182 |
| Band 20 | 670,538.735 | 14.73 | 9,877,036 |
| Band 46 | 332,442.881 | 9.62 | 3,198,101 |
| | 2,556,588.289 | | $ 34,231,043 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Limited Maturity Bond Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 712.373 | $ 24.67 | $ 17,574 |
| Contracts in accumulation period: | | | |
| Band 1 | 5,299.090 | 25.73 | 136,346 |
| Band 2 | 217,494.655 | 24.67 | 5,365,593 |
| Band 3 | 911.308 | 22.90 | 20,869 |
| Band 4 | 62,475.736 | 23.45 | 1,465,056 |
| Band 5 | 52,880.734 | 23.14 | 1,223,660 |
| Band 6 | 738,091.055 | 22.72 | 16,769,429 |
| Band 7 | 818,081.909 | 22.41 | 18,333,216 |
| Band 8 | 451,036.193 | 22.01 | 9,927,307 |
| Band 9 | 106,622.670 | 21.71 | 2,314,778 |
| Band 10 | 223,473.315 | 21.48 | 4,800,207 |
| Band 11 | 811,294.138 | 21.29 | 17,272,452 |
| Band 12 | 176,680.417 | 21.03 | 3,715,589 |
| Band 13 | 653,703.866 | 20.81 | 13,603,577 |
| Band 14 | 570,685.143 | 20.37 | 11,624,856 |
| Band 16 | 12,812.481 | 19.76 | 253,175 |
| Band 17 | 85,437.206 | 19.55 | 1,670,297 |
| Band 18 | 9,740.805 | 19.34 | 188,387 |
| Band 19 | 26,264.107 | 18.93 | 497,180 |
| Band 20 | 137,917.726 | 20.62 | 2,843,864 |
| Band 21 | 45,313.616 | 19.97 | 904,913 |
| Band 24 | 166.830 | 27.44 | 4,578 |
| Band 25 | 19,518.593 | 25.22 | 492,259 |
| Band 49 | 31,370.458 | 10.44 | 327,508 |
| | 5,257,984.424 | | $ 113,772,670 |
| | | | |
| **ING Liquid Assets Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 643.565 | $ 18.40 | $ 11,842 |
| Contracts in accumulation period: | | | |
| Band 1 | 44,078.139 | 19.20 | 846,300 |
| Band 2 | 252,413.338 | 18.40 | 4,644,405 |
| Band 3 | 26,594.218 | 17.09 | 454,495 |
| Band 4 | 823,110.980 | 17.48 | 14,387,980 |
| Band 5 | 271,695.733 | 17.22 | 4,678,601 |
| Band 6 | 11,578,123.400 | 16.94 | 196,133,410 |
| Band 7 | 7,031,808.747 | 16.68 | 117,290,570 |
| Band 8 | 6,925,002.841 | 16.41 | 113,639,297 |
| Band 9 | 1,514,942.939 | 16.16 | 24,481,478 |
| Band 10 | 12,290,462.190 | 15.99 | 196,524,490 |
| Band 11 | 6,266,485.396 | 15.87 | 99,449,123 |
| Band 12 | 1,166,415.909 | 15.65 | 18,254,409 |
| Band 13 | 8,928,514.366 | 15.49 | 138,302,688 |
| Band 14 | 9,071,926.158 | 15.16 | 137,530,401 |
| Band 15 | 4,944,632.823 | 15.05 | 74,416,724 |
| Band 16 | 899,422.504 | 14.73 | 13,248,493 |
| Band 17 | 5,813,592.049 | 14.57 | 84,704,036 |
| Band 18 | 64,998.813 | 14.42 | 937,283 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Liquid Assets Portfolio - Service Class (continued)** | | | |
| Band 19 | 264,635.969 | $ 14.11 | $ 3,734,014 |
| Band 20 | 1,956,516.977 | 15.37 | 30,071,666 |
| Band 21 | 550,658.048 | 14.89 | 8,199,298 |
| Band 25 | 62,373.688 | 18.80 | 1,172,625 |
| Band 26 | 1,483,805.476 | 18.60 | 27,598,782 |
| Band 27 | 752,282.300 | 17.46 | 13,134,849 |
| Band 28 | 404,584.276 | 16.91 | 6,841,520 |
| Band 29 | 1,467,202.538 | 16.73 | 24,546,298 |
| Band 30 | 515,966.157 | 15.69 | 8,095,509 |
| Band 31 | 229,816.228 | 15.20 | 3,493,207 |
| Band 32 | 11,833.209 | 14.29 | 169,097 |
| Band 33 | 66.063 | 13.70 | 905 |
| Band 34 | 160.437 | 13.27 | 2,129 |
| Band 35 | 162,062.061 | 19.41 | 3,145,625 |
| Band 36 | 33,939.722 | 18.60 | 631,279 |
| Band 37 | 21,105.589 | 18.02 | 380,323 |
| Band 38 | 1,800,378.983 | 11.01 | 19,822,173 |
| Band 39 | 134,423.270 | 10.87 | 1,461,181 |
| Band 40 | 120,762.656 | 10.76 | 1,299,406 |
| Band 41 | 282,284.425 | 10.50 | 2,963,986 |
| Band 42 | 45,325.507 | 10.36 | 469,572 |
| Band 43 | 378,665.102 | 10.26 | 3,885,104 |
| Band 44 | 7,137.314 | 10.15 | 72,444 |
| Band 45 | 25,312.100 | 10.06 | 254,640 |
| Band 46 | 4,220,452.452 | 10.38 | 43,808,296 |
| Band 47 | 968,347.721 | 10.30 | 9,973,982 |
| Band 49 | 1,077,845.365 | 10.48 | 11,295,819 |
| Band 50 | 3,732.355 | 10.38 | 38,742 |
| Band 51 | 86,006.267 | 10.27 | 883,284 |
| Band 52 | 48,006.381 | 10.51 | 504,547 |
| Band 55 | 36,451.486 | 10.47 | 381,647 |
| Band 56 | 2,476,616.221 | 10.03 | 24,840,461 |
| Band 57 | 161,282.363 | 9.92 | 1,599,921 |
| Band 59 | 26,143.125 | 9.82 | 256,725 |
| Band 60 | 22,494.454 | 9.94 | 223,595 |
| | 97,753,540.393 | | $ 1,495,188,676 |

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Liquid Assets Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 709,985.540 | $ 10.58 | $ 7,511,647 |
| Band 7 | 5,192.618 | 10.54 | 54,730 |
| Band 8 | 648.815 | 10.46 | 6,787 |
| Band 10 | 453,191.882 | 10.38 | 4,704,132 |
| Band 11 | 18,621.733 | 10.35 | 192,735 |
| Band 12 | 134,286.714 | 10.31 | 1,384,496 |
| Band 13 | 6,396.358 | 10.53 | 67,354 |
| Band 14 | 117,578.830 | 10.38 | 1,220,468 |
| Band 15 | 397,380.603 | 10.35 | 4,112,889 |
| Band 17 | 203,221.250 | 10.26 | 2,085,050 |
| Band 20 | 830,408.016 | 10.23 | 8,495,074 |
| Band 46 | 241,207.767 | 10.31 | 2,486,852 |
| | 3,118,120.126 | | $ 32,322,214 |
| | | | |
| **ING Lord Abbett Affiliated Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 2,933.907 | $ 10.69 | $ 31,363 |
| Band 3 | 775.331 | 10.32 | 8,001 |
| Band 4 | 33,800.835 | 10.43 | 352,543 |
| Band 5 | 57,810.444 | 10.37 | 599,494 |
| Band 6 | 527,747.216 | 10.27 | 5,419,964 |
| Band 7 | 746,619.246 | 10.22 | 7,630,449 |
| Band 8 | 242,521.710 | 10.12 | 2,454,320 |
| Band 9 | 138,971.101 | 10.06 | 1,398,049 |
| Band 10 | 663,614.510 | 10.01 | 6,642,781 |
| Band 11 | 490,414.671 | 9.96 | 4,884,530 |
| Band 12 | 213,394.461 | 9.91 | 2,114,739 |
| Band 13 | 470,257.542 | 9.86 | 4,636,739 |
| Band 14 | 1,089,573.215 | 9.76 | 10,634,235 |
| Band 15 | 91,954.870 | 9.72 | 893,801 |
| Band 16 | 18,673.854 | 9.62 | 179,642 |
| Band 17 | 304,230.266 | 9.57 | 2,911,484 |
| Band 18 | 18,393.351 | 9.52 | 175,105 |
| Band 19 | 89,768.066 | 9.42 | 845,615 |
| Band 20 | 255,291.854 | 9.81 | 2,504,413 |
| Band 21 | 149,430.059 | 9.67 | 1,444,989 |
| Band 25 | 10,104.497 | 10.80 | 109,129 |
| Band 26 | 22,542.560 | 11.24 | 253,378 |
| Band 27 | 7,567.491 | 11.03 | 83,469 |
| Band 28 | 3,173.603 | 10.92 | 34,656 |
| Band 29 | 15,318.953 | 10.89 | 166,823 |
| Band 30 | 5,926.157 | 10.68 | 63,291 |
| Band 31 | 17,751.820 | 10.57 | 187,637 |
| Band 38 | 1,029.470 | 8.59 | 8,843 |
| Band 41 | 1,916.258 | 10.68 | 20,466 |
| Band 42 | 2,943.030 | 10.55 | 31,049 |
| Band 43 | 7,858.708 | 10.44 | 82,045 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lord Abbett Affiliated Portfolio - Service Class (continued)** | | | |
| Band 44 | 176.733 | $ 9.24 | $ 1,633 |
| Band 46 | 85,010.807 | 8.79 | 747,245 |
| Band 47 | 16,286.958 | 8.73 | 142,185 |
| Band 55 | 2,234.556 | 8.46 | 18,904 |
| | 5,806,018.110 | | $ 57,713,009 |
| | | | |
| **ING Lord Abbett Affiliated Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 28,439.735 | $ 12.29 | $ 349,524 |
| Band 7 | 639.754 | 12.24 | 7,831 |
| Band 10 | 36,763.595 | 12.06 | 443,369 |
| Band 12 | 4,040.134 | 11.97 | 48,360 |
| Band 14 | 11,092.564 | 9.19 | 101,941 |
| Band 15 | 12,685.567 | 9.17 | 116,327 |
| Band 17 | 5,068.737 | 9.09 | 46,075 |
| Band 20 | 49,871.392 | 11.88 | 592,472 |
| Band 46 | 32,627.691 | 8.73 | 284,840 |
| | 181,229.169 | | $ 1,990,739 |
| | | | |
| **ING Marsico Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 3,692.315 | $ 15.53 | $ 57,342 |
| Band 2 | 117,606.470 | 15.10 | 1,775,858 |
| Band 3 | 3,301.697 | 14.38 | 47,478 |
| Band 4 | 161,520.485 | 14.59 | 2,356,584 |
| Band 5 | 136,576.522 | 14.49 | 1,978,994 |
| Band 6 | 4,446,996.346 | 14.29 | 63,547,578 |
| Band 7 | 3,055,301.390 | 14.19 | 43,354,727 |
| Band 8 | 3,110,065.127 | 13.99 | 43,509,811 |
| Band 9 | 853,308.325 | 13.89 | 11,852,453 |
| Band 10 | 3,803,719.933 | 13.80 | 52,491,335 |
| Band 11 | 4,163,267.996 | 13.70 | 57,036,772 |
| Band 12 | 678,195.099 | 13.61 | 9,230,235 |
| Band 13 | 2,868,360.190 | 13.51 | 38,751,546 |
| Band 14 | 3,726,638.360 | 13.32 | 49,638,823 |
| Band 15 | 1,091,474.746 | 13.23 | 14,440,211 |
| Band 16 | 137,379.679 | 13.05 | 1,792,805 |
| Band 17 | 1,728,520.362 | 12.95 | 22,384,339 |
| Band 18 | 37,987.608 | 12.86 | 488,521 |
| Band 19 | 167,068.605 | 12.68 | 2,118,430 |
| Band 20 | 1,070,424.499 | 13.42 | 14,365,097 |
| Band 21 | 231,934.960 | 13.14 | 3,047,625 |
| Band 25 | 51,485.320 | 15.32 | 788,755 |
| Band 26 | 155,589.747 | 10.77 | 1,675,702 |
| Band 27 | 16,197.656 | 10.59 | 171,533 |
| Band 28 | 11,741.333 | 10.49 | 123,167 |
| Band 29 | 77,945.338 | 10.46 | 815,308 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico Growth Portfolio - Service Class (continued)** | | | |
| Band 30 | 12,654.559 | $ 10.28 | $ 130,089 |
| Band 31 | 8,389.944 | 10.20 | 85,577 |
| Band 38 | 96,409.301 | 9.26 | 892,750 |
| Band 41 | 9,479.766 | 10.29 | 97,547 |
| Band 42 | 1,245.264 | 10.17 | 12,664 |
| Band 43 | 67,630.397 | 10.08 | 681,714 |
| Band 44 | 179.905 | 9.88 | 1,777 |
| Band 45 | 7,798.663 | 9.71 | 75,725 |
| Band 46 | 1,834,544.313 | 9.10 | 16,694,353 |
| Band 47 | 225,966.978 | 9.03 | 2,040,482 |
| Band 50 | 639.916 | 9.06 | 5,798 |
| Band 52 | 435.390 | 9.18 | 3,997 |
| Band 53 | 1,015.144 | 9.09 | 9,228 |
| Band 56 | 230,078.808 | 7.95 | 1,829,127 |
| Band 57 | 12,585.457 | 7.86 | 98,922 |
| Band 59 | 6,819.415 | 7.78 | 53,055 |
| | 34,422,173.328 | | $ 460,553,834 |
| | | | |
| **ING Marsico Growth Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 273,033.287 | $ 13.16 | $ 3,593,118 |
| Band 7 | 13,777.523 | 13.11 | 180,623 |
| Band 10 | 197,229.770 | 12.92 | 2,548,209 |
| Band 11 | 3,802.044 | 12.87 | 48,932 |
| Band 12 | 95,589.466 | 12.82 | 1,225,457 |
| Band 13 | 5,097.729 | 9.23 | 47,052 |
| Band 14 | 61,385.185 | 9.97 | 612,010 |
| Band 15 | 178,966.147 | 9.94 | 1,778,924 |
| Band 17 | 43,278.073 | 9.85 | 426,289 |
| Band 20 | 424,612.429 | 12.73 | 5,405,316 |
| Band 46 | 178,788.646 | 9.04 | 1,616,249 |
| | 1,475,560.299 | | $ 17,482,179 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico International Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 10,623.235 | $ 12.42 | $ 131,941 |
| Band 4 | 89,628.955 | 12.28 | 1,100,644 |
| Band 5 | 64,949.539 | 12.25 | 795,632 |
| Band 6 | 1,998,237.874 | 12.19 | 24,358,520 |
| Band 7 | 1,045,341.049 | 12.16 | 12,711,347 |
| Band 8 | 989,793.459 | 12.11 | 11,986,399 |
| Band 9 | 149,242.294 | 12.08 | 1,802,847 |
| Band 10 | 2,444,514.817 | 12.05 | 29,456,404 |
| Band 11 | 559,482.254 | 12.02 | 6,724,977 |
| Band 12 | 200,318.550 | 11.99 | 2,401,819 |
| Band 13 | 1,037,305.389 | 11.96 | 12,406,172 |
| Band 14 | 1,597,899.175 | 11.91 | 19,030,979 |
| Band 15 | 899,945.241 | 11.88 | 10,691,349 |
| Band 16 | 104,722.030 | 11.82 | 1,237,814 |
| Band 17 | 1,212,113.472 | 11.79 | 14,290,818 |
| Band 18 | 11,245.914 | 11.76 | 132,252 |
| Band 19 | 47,970.798 | 11.71 | 561,738 |
| Band 20 | 516,453.677 | 11.93 | 6,161,292 |
| Band 21 | 162,705.759 | 11.85 | 1,928,063 |
| Band 25 | 28,329.604 | 12.48 | 353,553 |
| Band 26 | 97,947.269 | 12.45 | 1,219,443 |
| Band 27 | 17,094.372 | 12.28 | 209,919 |
| Band 28 | 11,193.530 | 12.19 | 136,449 |
| Band 29 | 37,044.763 | 12.16 | 450,464 |
| Band 30 | 10,376.606 | 11.99 | 124,416 |
| Band 31 | 14,352.679 | 11.90 | 170,797 |
| Band 35 | 17,171.502 | 7.35 | 126,211 |
| Band 38 | 152,027.906 | 9.87 | 1,500,515 |
| Band 39 | 53,609.619 | 7.29 | 390,814 |
| Band 40 | 2,839.398 | 7.28 | 20,671 |
| Band 41 | 16,482.380 | 11.99 | 197,624 |
| Band 42 | 3,857.699 | 11.88 | 45,829 |
| Band 43 | 19,486.707 | 11.80 | 229,943 |
| Band 45 | 3,726.871 | 11.51 | 42,896 |
| Band 46 | 830,080.622 | 11.74 | 9,745,147 |
| Band 47 | 114,811.639 | 11.65 | 1,337,556 |
| Band 50 | 14,212.468 | 9.60 | 136,440 |
| Band 51 | 5,134.648 | 9.50 | 48,779 |
| Band 52 | 1,147.868 | 9.72 | 11,157 |
| Band 55 | 3,668.372 | 9.68 | 35,510 |
| Band 56 | 188,261.183 | 7.20 | 1,355,481 |
| Band 57 | 7,167.087 | 7.12 | 51,030 |
| Band 59 | 5,493.339 | 7.04 | 38,673 |
| | 14,798,011.612 | | $ 175,890,324 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 4,530.625 | $ 27.18 | $ 123,142 |
| Band 2 | 58,012.488 | 26.36 | 1,529,209 |
| Band 3 | 2,110.277 | 24.98 | 52,715 |
| Band 4 | 222,308.994 | 25.37 | 5,639,979 |
| Band 5 | 171,112.059 | 25.18 | 4,308,602 |
| Band 6 | 4,421,884.942 | 24.80 | 109,662,747 |
| Band 7 | 3,182,051.155 | 24.60 | 78,278,458 |
| Band 8 | 2,710,245.542 | 24.22 | 65,642,147 |
| Band 9 | 548,065.358 | 24.04 | 13,175,491 |
| Band 10 | 3,389,866.763 | 23.85 | 80,848,322 |
| Band 11 | 3,747,180.865 | 23.67 | 88,695,771 |
| Band 12 | 1,002,839.803 | 23.49 | 23,556,707 |
| Band 13 | 2,752,674.318 | 23.30 | 64,137,312 |
| Band 14 | 3,772,669.105 | 22.95 | 86,582,756 |
| Band 15 | 1,093,601.488 | 22.77 | 24,901,306 |
| Band 16 | 162,808.102 | 22.42 | 3,650,158 |
| Band 17 | 1,808,651.374 | 22.24 | 40,224,407 |
| Band 18 | 80,892.988 | 22.07 | 1,785,308 |
| Band 19 | 197,319.476 | 21.73 | 4,287,752 |
| Band 20 | 1,148,612.837 | 23.12 | 26,555,929 |
| Band 21 | 314,451.990 | 22.59 | 7,103,470 |
| Band 22 | 373.797 | 25.37 | 9,483 |
| Band 23 | 5,284.892 | 24.80 | 131,065 |
| Band 24 | 243.703 | 28.47 | 6,938 |
| Band 25 | 58,087.423 | 26.77 | 1,555,000 |
| Band 26 | 315,850.965 | 26.57 | 8,392,160 |
| Band 27 | 180,492.545 | 25.36 | 4,577,291 |
| Band 28 | 65,859.762 | 24.78 | 1,632,005 |
| Band 29 | 173,790.401 | 24.59 | 4,273,506 |
| Band 30 | 88,165.083 | 23.48 | 2,070,116 |
| Band 31 | 51,059.052 | 22.94 | 1,171,295 |
| Band 32 | 1,684.355 | 21.93 | 36,938 |
| Band 33 | 1,311.065 | 21.26 | 27,873 |
| Band 34 | 11,840.847 | 20.77 | 245,934 |
| Band 35 | 57,660.518 | 27.40 | 1,579,898 |
| Band 36 | 9,219.573 | 26.57 | 244,964 |
| Band 37 | 19,344.969 | 25.96 | 502,195 |
| Band 38 | 360,426.521 | 12.53 | 4,516,144 |
| Band 39 | 45,829.677 | 12.37 | 566,913 |
| Band 40 | 11,791.879 | 12.25 | 144,451 |
| Band 41 | 58,482.613 | 11.70 | 684,247 |
| Band 42 | 87,877.216 | 11.55 | 1,014,982 |
| Band 43 | 229,624.253 | 11.44 | 2,626,901 |
| Band 44 | 29,198.756 | 10.50 | 306,587 |
| Band 45 | 16,051.524 | 10.33 | 165,812 |
| Band 46 | 2,024,318.595 | 9.91 | 20,060,997 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Band 47 | 440,885.926 | $ 9.84 | $ 4,338,318 |
| Band 49 | 93,649.533 | 8.98 | 840,973 |
| Band 50 | 853.746 | 9.98 | 8,520 |
| Band 51 | 2,682.637 | 9.87 | 26,478 |
| Band 55 | 162.660 | 10.07 | 1,638 |
| Band 56 | 530,782.616 | 9.17 | 4,867,277 |
| Band 57 | 36,893.323 | 9.07 | 334,622 |
| Band 58 | 3,762.217 | 9.03 | 33,973 |
| | 35,805,433.191 | | $ 797,737,182 |
| | | | |
| **ING MFS Total Return Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 376,458.064 | $ 12.80 | $ 4,818,663 |
| Band 7 | 13,955.477 | 12.75 | 177,932 |
| Band 8 | 3,728.670 | 12.65 | 47,168 |
| Band 10 | 389,813.657 | 12.56 | 4,896,060 |
| Band 11 | 23,196.458 | 12.51 | 290,188 |
| Band 12 | 205,467.176 | 12.47 | 2,562,176 |
| Band 13 | 15,979.493 | 10.04 | 160,434 |
| Band 14 | 92,883.849 | 10.59 | 983,640 |
| Band 15 | 400,391.017 | 10.56 | 4,228,129 |
| Band 17 | 190,190.329 | 10.47 | 1,991,293 |
| Band 20 | 857,842.630 | 12.37 | 10,611,513 |
| Band 46 | 363,138.221 | 9.84 | 3,573,280 |
| | 2,933,045.041 | | $ 34,340,476 |
| | | | |
| **ING MFS Utilities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 21,266.245 | $ 15.13 | $ 321,758 |
| Band 4 | 135,373.484 | 14.95 | 2,023,834 |
| Band 5 | 23,710.753 | 14.92 | 353,764 |
| Band 6 | 4,073,464.782 | 14.85 | 60,490,952 |
| Band 7 | 1,617,462.683 | 14.81 | 23,954,622 |
| Band 8 | 3,087,314.066 | 14.74 | 45,507,009 |
| Band 9 | 268,883.322 | 14.71 | 3,955,274 |
| Band 10 | 4,073,508.536 | 14.67 | 59,758,370 |
| Band 11 | 1,059,649.781 | 14.64 | 15,513,273 |
| Band 12 | 243,983.400 | 14.60 | 3,562,158 |
| Band 13 | 1,755,807.425 | 14.57 | 25,582,114 |
| Band 14 | 2,538,122.966 | 14.50 | 36,802,783 |
| Band 15 | 2,474,999.044 | 14.46 | 35,788,486 |
| Band 16 | 240,057.380 | 14.40 | 3,456,826 |
| Band 17 | 2,993,391.931 | 14.36 | 42,985,108 |
| Band 18 | 60,935.842 | 14.33 | 873,211 |
| Band 19 | 107,096.628 | 14.26 | 1,527,198 |
| Band 20 | 837,613.378 | 14.53 | 12,170,522 |
| Band 21 | 134,110.993 | 14.43 | 1,935,222 |
| Band 25 | 4,613.752 | 15.20 | 70,129 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Utilities Portfolio - Service Class (continued)** | | | |
| Band 26 | 193,722.409 | $ 15.17 | $ 2,938,769 |
| Band 27 | 65,726.674 | 14.95 | 982,614 |
| Band 28 | 33,319.857 | 14.85 | 494,800 |
| Band 29 | 178,953.426 | 14.81 | 2,650,300 |
| Band 30 | 51,116.208 | 14.60 | 746,297 |
| Band 31 | 16,107.387 | 14.50 | 233,557 |
| Band 35 | 24,147.926 | 8.69 | 209,845 |
| Band 36 | 1,533.127 | 8.66 | 13,277 |
| Band 38 | 318,951.138 | 12.63 | 4,028,353 |
| Band 39 | 148,410.289 | 8.62 | 1,279,297 |
| Band 40 | 14,514.827 | 8.59 | 124,682 |
| Band 41 | 38,548.072 | 14.61 | 563,187 |
| Band 42 | 29,198.189 | 14.47 | 422,498 |
| Band 43 | 89,756.147 | 14.37 | 1,289,796 |
| Band 44 | 4,373.105 | 14.12 | 61,748 |
| Band 45 | 7,951.081 | 14.02 | 111,474 |
| Band 46 | 1,314,356.006 | 14.29 | 18,782,147 |
| Band 47 | 172,920.085 | 14.19 | 2,453,736 |
| Band 50 | 3,809.805 | 12.36 | 47,089 |
| Band 51 | 5,428.515 | 12.23 | 66,391 |
| Band 52 | 652.169 | 12.51 | 8,159 |
| Band 54 | 1,615.544 | 12.27 | 19,823 |
| Band 55 | 3,811.851 | 12.47 | 47,534 |
| Band 56 | 293,089.698 | 8.22 | 2,409,197 |
| Band 57 | 6,968.973 | 8.13 | 56,658 |
| Band 59 | 3,548.810 | 8.04 | 28,532 |
| Band 60 | 415.514 | 8.15 | 3,386 |
| | 28,774,313.223 | | $ 416,705,759 |
| **ING Oppenheimer Active Allocation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 563,862.886 | $ 10.65 | $ 6,005,140 |
| Band 7 | 53,380.793 | 10.64 | 567,972 |
| Band 8 | 152,220.363 | 10.63 | 1,618,102 |
| Band 9 | 4,842.927 | 10.62 | 51,432 |
| Band 10 | 782,866.327 | 10.61 | 8,306,212 |
| Band 11 | 60,085.671 | 10.61 | 637,509 |
| Band 12 | 6,048.064 | 10.60 | 64,109 |
| Band 13 | 128,611.444 | 10.59 | 1,361,995 |
| Band 14 | 42,405.852 | 10.58 | 448,654 |
| Band 15 | 144,301.805 | 10.57 | 1,525,270 |
| Band 16 | 11,143.748 | 10.56 | 117,678 |
| Band 17 | 79,444.484 | 10.55 | 838,139 |
| Band 18 | 547.171 | 10.54 | 5,767 |
| Band 19 | 412.225 | 10.53 | 4,341 |
| Band 20 | 36,202.940 | 10.58 | 383,027 |
| Band 21 | 6,388.166 | 10.56 | 67,459 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Active Allocation Portfolio - Service Class (continued)** | | | |
| Band 26 | 628.431 | $ 12.98 | $ 8,157 |
| Band 27 | 593.066 | 12.95 | 7,680 |
| Band 30 | 957.638 | 12.90 | 12,354 |
| Band 31 | 1,052.860 | 12.89 | 13,571 |
| Band 43 | 314.499 | 12.87 | 4,048 |
| Band 46 | 102,133.104 | 10.53 | 1,075,462 |
| Band 47 | 13,619.738 | 10.51 | 143,143 |
| Band 56 | 22,758.154 | 10.68 | 243,057 |
| Band 57 | 2,216.877 | 10.61 | 23,521 |
| | 2,217,039.233 | | $ 23,533,799 |
| **ING PIMCO High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 53.883 | $ 14.47 | $ 780 |
| Band 2 | 26,852.774 | 13.96 | 374,865 |
| Band 4 | 184,807.749 | 13.76 | 2,542,955 |
| Band 5 | 186,391.063 | 13.72 | 2,557,285 |
| Band 6 | 3,386,303.760 | 13.65 | 46,223,046 |
| Band 7 | 3,043,265.760 | 13.61 | 41,418,847 |
| Band 8 | 1,781,394.756 | 13.53 | 24,102,271 |
| Band 9 | 459,466.901 | 13.49 | 6,198,208 |
| Band 10 | 2,721,625.346 | 13.45 | 36,605,861 |
| Band 11 | 2,591,192.543 | 13.41 | 34,747,892 |
| Band 12 | 886,424.940 | 13.37 | 11,851,501 |
| Band 13 | 2,426,606.377 | 13.33 | 32,346,663 |
| Band 14 | 4,670,488.713 | 13.26 | 61,930,680 |
| Band 15 | 908,646.851 | 13.22 | 12,012,311 |
| Band 16 | 150,448.049 | 13.14 | 1,976,887 |
| Band 17 | 1,766,268.606 | 13.11 | 23,155,781 |
| Band 18 | 39,930.086 | 13.07 | 521,886 |
| Band 19 | 245,520.348 | 12.99 | 3,189,309 |
| Band 20 | 1,489,966.911 | 13.29 | 19,801,660 |
| Band 21 | 317,554.680 | 13.18 | 4,185,371 |
| Band 24 | 223.473 | 14.37 | 3,211 |
| Band 25 | 31,733.356 | 14.04 | 445,536 |
| Band 26 | 353,312.982 | 14.00 | 4,946,382 |
| Band 27 | 115,216.879 | 13.76 | 1,585,384 |
| Band 28 | 77,167.253 | 13.64 | 1,052,561 |
| Band 29 | 214,385.379 | 13.60 | 2,915,641 |
| Band 30 | 73,311.743 | 13.37 | 980,178 |
| Band 31 | 78,581.121 | 13.26 | 1,041,986 |
| Band 32 | 244.823 | 13.04 | 3,192 |
| Band 33 | 884.507 | 12.89 | 11,401 |
| Band 35 | 112,327.246 | 13.28 | 1,491,706 |
| Band 36 | 17,364.248 | 13.16 | 228,514 |
| Band 37 | 14,907.184 | 13.07 | 194,837 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service Class (continued)** | | | |
| Band 38 | 272,773.013 | $ 13.13 | $ 3,581,510 |
| Band 39 | 50,455.264 | 13.00 | 655,918 |
| Band 40 | 35,609.029 | 12.91 | 459,713 |
| Band 41 | 55,449.833 | 13.38 | 741,919 |
| Band 42 | 50,407.572 | 13.22 | 666,388 |
| Band 43 | 123,846.253 | 13.11 | 1,623,624 |
| Band 44 | 14,505.460 | 12.84 | 186,250 |
| Band 45 | 13,011.013 | 12.73 | 165,630 |
| Band 46 | 763,580.891 | 12.13 | 9,262,236 |
| Band 47 | 135,645.155 | 12.04 | 1,633,168 |
| Band 51 | 481.897 | 11.92 | 5,744 |
| Band 55 | 22,613.628 | 12.16 | 274,982 |
| Band 56 | 15,893.071 | 11.36 | 180,545 |
| Band 57 | 224.276 | 11.24 | 2,521 |
| Band 60 | 409.899 | 11.26 | 4,615 |
| | 29,927,776.544 | | $ 400,089,351 |
| **ING PIMCO Total Return Bond Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 2,469.286 | $ 19.27 | $ 47,583 |
| Band 2 | 120,741.717 | 18.68 | 2,255,455 |
| Band 3 | 3,213.278 | 17.70 | 56,875 |
| Band 4 | 654,166.093 | 17.98 | 11,761,906 |
| Band 5 | 348,169.474 | 17.84 | 6,211,343 |
| Band 6 | 22,106,765.650 | 17.57 | 388,415,872 |
| Band 7 | 9,036,504.594 | 17.44 | 157,596,640 |
| Band 8 | 12,123,137.800 | 17.17 | 208,154,276 |
| Band 9 | 1,652,663.263 | 17.04 | 28,161,382 |
| Band 10 | 38,979,543.600 | 16.90 | 658,754,287 |
| Band 11 | 7,446,561.192 | 16.77 | 124,878,831 |
| Band 12 | 2,035,987.059 | 16.64 | 33,878,825 |
| Band 13 | 12,599,338.500 | 16.52 | 208,141,072 |
| Band 14 | 15,005,994.910 | 16.26 | 243,997,477 |
| Band 15 | 11,773,902.030 | 16.14 | 190,030,779 |
| Band 16 | 1,354,370.604 | 15.89 | 21,520,949 |
| Band 17 | 11,617,186.750 | 15.76 | 183,086,863 |
| Band 18 | 228,327.396 | 15.64 | 3,571,040 |
| Band 19 | 635,850.083 | 15.40 | 9,792,091 |
| Band 20 | 4,546,566.153 | 16.39 | 74,518,219 |
| Band 21 | 921,982.846 | 16.01 | 14,760,945 |
| Band 25 | 59,328.615 | 18.98 | 1,126,057 |
| Band 26 | 1,580,125.155 | 18.83 | 29,753,757 |
| Band 27 | 444,580.290 | 17.98 | 7,993,554 |
| Band 28 | 143,873.257 | 17.56 | 2,526,414 |
| Band 29 | 1,002,955.750 | 17.43 | 17,481,519 |
| Band 30 | 417,083.735 | 16.64 | 6,940,273 |
| Band 31 | 203,467.287 | 16.26 | 3,308,378 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Bond Portfolio - Service Class (continued)** | | | |
| Band 32 | 980.988 | $ 15.54 | $ 15,245 |
| Band 33 | 716.961 | 15.07 | 10,805 |
| Band 34 | 1,084.186 | 14.72 | 15,959 |
| Band 35 | 115,188.827 | 19.42 | 2,236,967 |
| Band 36 | 19,578.814 | 18.83 | 368,669 |
| Band 37 | 5,040.890 | 18.40 | 92,752 |
| Band 38 | 1,711,392.568 | 14.09 | 24,113,521 |
| Band 39 | 75,349.018 | 13.91 | 1,048,105 |
| Band 40 | 33,529.036 | 13.78 | 462,030 |
| Band 41 | 200,808.590 | 13.46 | 2,702,884 |
| Band 42 | 186,651.977 | 13.29 | 2,480,605 |
| Band 43 | 802,449.250 | 13.16 | 10,560,232 |
| Band 44 | 24,999.945 | 12.65 | 316,249 |
| Band 45 | 45,328.498 | 12.50 | 566,606 |
| Band 46 | 17,216,895.920 | 12.43 | 214,006,016 |
| Band 47 | 2,340,748.649 | 12.34 | 28,884,838 |
| Band 50 | 22,196.025 | 12.88 | 285,885 |
| Band 51 | 11,152.237 | 12.74 | 142,079 |
| Band 52 | 5,804.847 | 13.04 | 75,695 |
| Band 53 | 1,350.690 | 12.92 | 17,451 |
| Band 55 | 120,734.995 | 12.99 | 1,568,348 |
| Band 56 | 4,347,021.670 | 11.50 | 49,990,749 |
| Band 57 | 269,516.602 | 11.37 | 3,064,404 |
| Band 58 | 3,082.341 | 11.31 | 34,861 |
| Band 59 | 15,576.940 | 11.25 | 175,241 |
| Band 60 | 30,218.134 | 11.39 | 344,185 |
| Band 64 | 6,396.913 | 11.14 | 71,262 |
| | 184,658,651.878 | | $ 2,982,374,305 |
| **ING PIMCO Total Return Bond Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 1,119,652.695 | $ 14.04 | $ 15,719,924 |
| Band 7 | 59,773.312 | 13.99 | 836,229 |
| Band 8 | 1,881.543 | 13.88 | 26,116 |
| Band 10 | 877,332.181 | 13.78 | 12,089,637 |
| Band 11 | 22,426.795 | 13.73 | 307,920 |
| Band 12 | 399,811.964 | 13.68 | 5,469,428 |
| Band 13 | 5,129.527 | 12.59 | 64,581 |
| Band 14 | 212,450.929 | 12.59 | 2,674,757 |
| Band 15 | 397,374.934 | 12.56 | 4,991,029 |
| Band 17 | 264,271.083 | 12.45 | 3,290,175 |
| Band 20 | 1,495,512.175 | 13.58 | 20,309,055 |
| Band 46 | 658,203.365 | 12.33 | 8,115,647 |
| | 5,513,820.503 | | $ 73,894,498 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Fund Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 801.905 | $ 10.51 | $ 8,428 |
| Band 3 | 782.323 | 10.34 | 8,089 |
| Band 4 | 37,919.164 | 10.39 | 393,980 |
| Band 5 | 44,413.709 | 10.37 | 460,570 |
| Band 6 | 854,149.079 | 10.32 | 8,814,818 |
| Band 7 | 413,572.924 | 10.29 | 4,255,665 |
| Band 8 | 176,349.188 | 10.24 | 1,805,816 |
| Band 9 | 24,114.753 | 10.22 | 246,453 |
| Band 10 | 529,026.887 | 10.20 | 5,396,074 |
| Band 11 | 230,035.827 | 10.17 | 2,339,464 |
| Band 12 | 153,889.023 | 10.15 | 1,561,974 |
| Band 13 | 317,217.942 | 10.12 | 3,210,246 |
| Band 14 | 708,199.100 | 10.08 | 7,138,647 |
| Band 15 | 192,047.992 | 10.05 | 1,930,082 |
| Band 16 | 18,698.289 | 10.00 | 186,983 |
| Band 17 | 362,013.922 | 9.98 | 3,612,899 |
| Band 18 | 8,372.341 | 9.96 | 83,389 |
| Band 19 | 63,047.430 | 9.91 | 624,800 |
| Band 20 | 321,785.003 | 10.10 | 3,250,029 |
| Band 21 | 48,404.216 | 10.03 | 485,494 |
| Band 25 | 3,120.984 | 10.56 | 32,958 |
| Band 26 | 43,068.965 | 10.54 | 453,947 |
| Band 27 | 37,521.844 | 10.39 | 389,852 |
| Band 28 | 14,656.643 | 10.32 | 151,257 |
| Band 29 | 8,899.726 | 10.29 | 91,578 |
| Band 30 | 8,288.250 | 10.15 | 84,126 |
| Band 31 | 7,846.094 | 10.07 | 79,010 |
| Band 35 | 28,869.547 | 10.64 | 307,172 |
| Band 36 | 4,056.117 | 10.54 | 42,751 |
| Band 38 | 144,666.044 | 10.51 | 1,520,440 |
| Band 39 | 17,077.732 | 10.42 | 177,950 |
| Band 40 | 26,680.789 | 10.34 | 275,879 |
| Band 41 | 8,711.666 | 10.15 | 88,423 |
| Band 42 | 10,596.948 | 10.05 | 106,499 |
| Band 43 | 22,735.911 | 9.98 | 226,904 |
| Band 45 | 773.652 | 9.74 | 7,535 |
| Band 46 | 144,622.222 | 9.93 | 1,436,099 |
| Band 47 | 43,893.359 | 9.86 | 432,789 |
| Band 50 | 528.172 | 9.06 | 4,785 |
| Band 55 | 3,068.319 | 9.14 | 28,044 |
| Band 56 | 24,453.675 | 8.39 | 205,166 |
| | 5,108,977.676 | | $ 51,957,064 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 3,292.864 | $ 10.41 | $ 34,279 |
| Contracts in accumulation period: | | | |
| Band 1 | 5,688.834 | 9.65 | 54,897 |
| Band 2 | 662,017.294 | 10.41 | 6,891,600 |
| Band 3 | 15,132.919 | 10.24 | 154,961 |
| Band 4 | 215,278.196 | 10.29 | 2,215,213 |
| Band 5 | 209,565.796 | 10.27 | 2,152,241 |
| Band 6 | 7,406,983.972 | 10.22 | 75,699,376 |
| Band 7 | 4,815,833.974 | 10.19 | 49,073,348 |
| Band 8 | 3,645,386.555 | 10.15 | 37,000,674 |
| Band 9 | 624,996.352 | 10.12 | 6,324,963 |
| Band 10 | 6,741,283.171 | 10.10 | 68,086,960 |
| Band 11 | 4,040,542.033 | 10.07 | 40,688,258 |
| Band 12 | 1,113,811.046 | 10.05 | 11,193,801 |
| Band 13 | 3,455,150.764 | 10.03 | 34,655,162 |
| Band 14 | 7,096,384.559 | 9.98 | 70,821,918 |
| Band 15 | 2,425,716.853 | 9.96 | 24,160,140 |
| Band 16 | 240,950.653 | 9.91 | 2,387,821 |
| Band 17 | 3,905,405.385 | 9.88 | 38,585,405 |
| Band 18 | 75,743.683 | 9.86 | 746,833 |
| Band 19 | 289,414.228 | 9.81 | 2,839,154 |
| Band 20 | 3,593,509.169 | 10.00 | 35,935,092 |
| Band 21 | 435,282.890 | 9.93 | 4,322,359 |
| Band 25 | 38,487.554 | 10.46 | 402,580 |
| Band 26 | 186,703.022 | 10.44 | 1,949,180 |
| Band 27 | 53,431.556 | 10.29 | 549,811 |
| Band 28 | 78,711.264 | 10.22 | 804,429 |
| Band 29 | 112,756.304 | 10.19 | 1,148,987 |
| Band 30 | 15,554.910 | 10.05 | 156,327 |
| Band 31 | 16,771.351 | 9.98 | 167,378 |
| Band 35 | 84,777.975 | 10.54 | 893,560 |
| Band 36 | 21,278.753 | 10.44 | 222,150 |
| Band 37 | 10,700.959 | 10.36 | 110,862 |
| Band 38 | 861,689.108 | 10.41 | 8,970,184 |
| Band 39 | 272,657.796 | 10.32 | 2,813,828 |
| Band 40 | 50,579.449 | 10.24 | 517,934 |
| Band 41 | 32,542.167 | 10.05 | 327,049 |
| Band 42 | 48,932.007 | 9.96 | 487,363 |
| Band 43 | 102,019.213 | 9.89 | 1,008,970 |
| Band 44 | 23,400.431 | 9.72 | 227,452 |
| Band 45 | 5,377.738 | 9.65 | 51,895 |
| Band 46 | 2,596,008.375 | 9.84 | 25,544,722 |
| Band 47 | 253,469.724 | 9.77 | 2,476,399 |
| Band 50 | 10,270.326 | 9.44 | 96,952 |
| Band 51 | 5,503.887 | 9.34 | 51,406 |
| Band 52 | 320.192 | 9.56 | 3,061 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Service Class (continued)** | | | |
| Band 54 | 1,221.444 | $ 9.37 | $ 11,445 |
| Band 55 | 3,321.119 | 9.52 | 31,617 |
| Band 56 | 113,718.241 | 8.60 | 977,977 |
| Band 57 | 1,290.452 | 8.51 | 10,982 |
| Band 59 | 6,308.567 | 8.41 | 53,055 |
| | 56,025,175.074 | | $ 564,092,010 |
| | | | |
| **ING Retirement Conservative Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 177,020.058 | $ 8.32 | $ 1,472,807 |
| Band 5 | 35,527.808 | 8.32 | 295,591 |
| Band 6 | 5,981,757.107 | 8.32 | 49,768,219 |
| Band 7 | 1,878,967.059 | 8.31 | 15,614,216 |
| Band 8 | 2,936,003.463 | 8.31 | 24,398,189 |
| Band 9 | 739,059.384 | 8.31 | 6,141,583 |
| Band 10 | 9,235,049.899 | 8.31 | 76,743,265 |
| Band 11 | 2,377,555.350 | 8.31 | 19,757,485 |
| Band 12 | 363,340.220 | 8.31 | 3,019,357 |
| Band 13 | 2,703,689.387 | 8.31 | 22,467,659 |
| Band 14 | 4,001,873.930 | 8.31 | 33,255,572 |
| Band 15 | 4,777,186.535 | 8.31 | 39,698,420 |
| Band 16 | 375,196.928 | 8.30 | 3,114,135 |
| Band 17 | 3,962,575.789 | 8.30 | 32,889,379 |
| Band 18 | 101,490.506 | 8.30 | 842,371 |
| Band 19 | 62,202.486 | 8.30 | 516,281 |
| Band 20 | 958,878.078 | 8.31 | 7,968,277 |
| Band 21 | 152,049.335 | 8.30 | 1,262,009 |
| Band 26 | 95,905.457 | 8.32 | 797,933 |
| Band 27 | 62,442.411 | 8.32 | 519,521 |
| Band 28 | 25,677.805 | 8.32 | 213,639 |
| Band 29 | 41,508.558 | 8.31 | 344,936 |
| Band 30 | 11,998.677 | 8.31 | 99,709 |
| Band 31 | 5,517.554 | 8.31 | 45,851 |
| Band 38 | 327,307.891 | 8.32 | 2,723,202 |
| Band 41 | 22,742.492 | 8.31 | 188,990 |
| Band 42 | 685.217 | 8.31 | 5,694 |
| Band 43 | 116,720.258 | 8.30 | 968,778 |
| Band 46 | 4,249,497.187 | 8.30 | 35,270,827 |
| Band 47 | 480,746.208 | 8.30 | 3,990,194 |
| Band 55 | 7,427.824 | 8.31 | 61,725 |
| Band 56 | 1,740,778.668 | 8.32 | 14,483,279 |
| Band 57 | 183,415.812 | 8.31 | 1,524,185 |
| | 48,191,795.341 | | $ 400,463,278 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Retirement Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 22,580.606 | $ 9.38 | $ 211,806 |
| Band 4 | 2,496,596.701 | 9.38 | 23,418,077 |
| Band 5 | 139,459.203 | 9.37 | 1,306,733 |
| Band 6 | 79,472,323.490 | 9.37 | 744,655,671 |
| Band 7 | 12,837,061.860 | 9.37 | 120,283,270 |
| Band 8 | 44,077,032.390 | 9.37 | 413,001,793 |
| Band 9 | 5,062,790.202 | 9.37 | 47,438,344 |
| Band 10 | 98,222,251.470 | 9.37 | 920,342,496 |
| Band 11 | 10,541,769.680 | 9.37 | 98,776,382 |
| Band 12 | 1,317,405.704 | 9.37 | 12,344,091 |
| Band 13 | 27,999,678.920 | 9.36 | 262,076,995 |
| Band 14 | 33,987,766.670 | 9.36 | 318,125,496 |
| Band 15 | 44,762,701.090 | 9.36 | 418,978,882 |
| Band 16 | 2,823,928.141 | 9.36 | 26,431,967 |
| Band 17 | 46,107,119.680 | 9.36 | 431,562,640 |
| Band 18 | 65,376.802 | 9.36 | 611,927 |
| Band 19 | 1,001,792.388 | 9.36 | 9,376,777 |
| Band 20 | 11,143,360.170 | 9.36 | 104,301,851 |
| Band 21 | 2,682,985.476 | 9.36 | 25,112,744 |
| Band 26 | 1,279,078.221 | 9.38 | 11,997,754 |
| Band 27 | 532,728.781 | 9.38 | 4,996,996 |
| Band 28 | 276,321.003 | 9.37 | 2,589,128 |
| Band 29 | 670,674.123 | 9.37 | 6,284,217 |
| Band 30 | 327,572.180 | 9.37 | 3,069,351 |
| Band 31 | 97,900.054 | 9.36 | 916,345 |
| Band 32 | 1,803.705 | 9.36 | 16,883 |
| Band 38 | 3,290,023.450 | 9.38 | 30,860,420 |
| Band 41 | 795,067.112 | 9.37 | 7,449,779 |
| Band 42 | 135,250.573 | 9.36 | 1,265,945 |
| Band 43 | 2,154,914.557 | 9.36 | 20,170,000 |
| Band 44 | 6,381.049 | 9.35 | 59,663 |
| Band 45 | 63,012.380 | 9.35 | 589,166 |
| Band 46 | 36,726,556.240 | 9.36 | 343,760,566 |
| Band 47 | 3,683,496.429 | 9.35 | 34,440,692 |
| Band 50 | 343,711.241 | 9.36 | 3,217,137 |
| Band 51 | 119,374.962 | 9.36 | 1,117,350 |
| Band 52 | 559.869 | 9.37 | 5,246 |
| Band 53 | 3,700.378 | 9.37 | 34,673 |
| Band 55 | 274,467.543 | 9.37 | 2,571,761 |
| Band 56 | 8,481,818.349 | 9.38 | 79,559,456 |
| Band 57 | 66,240.191 | 9.37 | 620,671 |
| Band 58 | 6,769.636 | 9.36 | 63,364 |
| Band 59 | 94,422.355 | 9.36 | 883,793 |
| Band 62 | 21,389.207 | 9.36 | 200,203 |
| Band 64 | 8,328.464 | 9.36 | 77,954 |
| | 484,225,542.695 | | $ 4,535,176,455 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Retirement Moderate Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 58,935.549 | $ 9.64 | $ 568,139 |
| Band 4 | 2,859,153.885 | 9.63 | 27,533,652 |
| Band 5 | 64,028.398 | 9.63 | 616,593 |
| Band 6 | 48,787,780.740 | 9.63 | 469,826,329 |
| Band 7 | 9,436,744.242 | 9.63 | 90,875,847 |
| Band 8 | 25,122,621.420 | 9.63 | 241,930,844 |
| Band 9 | 5,736,069.443 | 9.63 | 55,238,349 |
| Band 10 | 70,210,170.410 | 9.63 | 676,123,941 |
| Band 11 | 9,960,272.503 | 9.63 | 95,917,424 |
| Band 12 | 746,997.379 | 9.62 | 7,186,115 |
| Band 13 | 14,888,748.830 | 9.62 | 143,229,764 |
| Band 14 | 23,599,315.240 | 9.62 | 227,025,413 |
| Band 15 | 27,731,126.720 | 9.62 | 266,773,439 |
| Band 16 | 2,018,819.001 | 9.62 | 19,421,039 |
| Band 17 | 25,349,683.230 | 9.62 | 243,863,953 |
| Band 18 | 83,117.679 | 9.62 | 799,592 |
| Band 19 | 741,694.900 | 9.61 | 7,127,688 |
| Band 20 | 7,294,923.040 | 9.62 | 70,177,160 |
| Band 21 | 2,606,551.952 | 9.62 | 25,075,030 |
| Band 26 | 985,235.970 | 9.64 | 9,497,675 |
| Band 27 | 584,385.742 | 9.63 | 5,627,635 |
| Band 28 | 266,145.561 | 9.63 | 2,562,982 |
| Band 29 | 934,030.450 | 9.63 | 8,994,713 |
| Band 30 | 397,266.553 | 9.62 | 3,821,704 |
| Band 31 | 120,944.580 | 9.62 | 1,163,487 |
| Band 34 | 5,452.354 | 9.61 | 52,397 |
| Band 38 | 2,914,161.987 | 9.64 | 28,092,522 |
| Band 41 | 429,195.205 | 9.62 | 4,128,858 |
| Band 42 | 147,706.428 | 9.62 | 1,420,936 |
| Band 43 | 1,860,585.565 | 9.62 | 17,898,833 |
| Band 44 | 2,672.020 | 9.61 | 25,678 |
| Band 45 | 247,211.690 | 9.61 | 2,375,704 |
| Band 46 | 24,379,245.800 | 9.62 | 234,528,345 |
| Band 47 | 2,239,685.759 | 9.61 | 21,523,380 |
| Band 50 | 98,435.905 | 9.62 | 946,953 |
| Band 51 | 52,822.574 | 9.62 | 508,153 |
| Band 52 | 6,119.097 | 9.63 | 58,927 |
| Band 53 | 6,854.684 | 9.63 | 66,011 |
| Band 55 | 158,365.054 | 9.63 | 1,525,055 |
| Band 56 | 9,605,014.855 | 9.64 | 92,592,343 |
| Band 57 | 113,247.296 | 9.63 | 1,090,571 |
| Band 58 | 29,083.808 | 9.62 | 279,786 |
| Band 59 | 21,969.680 | 9.61 | 211,129 |
| Band 60 | 2,385.162 | 9.63 | 22,969 |
| Band 62 | 6,045.674 | 9.62 | 58,159 |
| Band 64 | 24,710.172 | 9.62 | 237,712 |
| | 322,935,734.186 | | $ 3,108,622,928 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Retirement Moderate Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 20,856.836 | $ 9.87 | $ 205,857 |
| Band 4 | 1,531,154.246 | 9.86 | 15,097,181 |
| Band 5 | 54,725.385 | 9.86 | 539,592 |
| Band 6 | 25,879,317.380 | 9.86 | 255,170,069 |
| Band 7 | 6,824,537.187 | 9.86 | 67,289,937 |
| Band 8 | 13,291,121.090 | 9.86 | 131,050,454 |
| Band 9 | 3,745,705.590 | 9.86 | 36,932,657 |
| Band 10 | 36,618,476.940 | 9.86 | 361,058,183 |
| Band 11 | 6,380,868.547 | 9.85 | 62,851,555 |
| Band 12 | 958,263.431 | 9.85 | 9,438,895 |
| Band 13 | 9,835,816.956 | 9.85 | 96,882,797 |
| Band 14 | 13,586,124.360 | 9.85 | 133,823,325 |
| Band 15 | 13,459,100.460 | 9.85 | 132,572,140 |
| Band 16 | 1,381,170.808 | 9.85 | 13,604,532 |
| Band 17 | 13,018,645.770 | 9.85 | 128,233,661 |
| Band 18 | 40,130.451 | 9.85 | 395,285 |
| Band 19 | 889,779.820 | 9.84 | 8,755,433 |
| Band 20 | 5,966,131.945 | 9.85 | 58,766,400 |
| Band 21 | 1,965,109.137 | 9.85 | 19,356,325 |
| Band 26 | 961,001.260 | 9.87 | 9,485,082 |
| Band 27 | 596,470.583 | 9.86 | 5,881,200 |
| Band 28 | 132,099.636 | 9.86 | 1,302,502 |
| Band 29 | 651,120.157 | 9.86 | 6,420,045 |
| Band 30 | 329,628.543 | 9.85 | 3,246,841 |
| Band 31 | 150,309.307 | 9.85 | 1,480,547 |
| Band 32 | 5,122.963 | 9.84 | 50,410 |
| Band 34 | 13,532.687 | 9.84 | 133,162 |
| Band 38 | 1,820,199.569 | 9.87 | 17,965,370 |
| Band 41 | 242,682.544 | 9.85 | 2,390,423 |
| Band 42 | 116,934.473 | 9.85 | 1,151,805 |
| Band 43 | 1,519,505.755 | 9.85 | 14,967,132 |
| Band 45 | 31,260.879 | 9.84 | 307,607 |
| Band 46 | 14,101,197.380 | 9.84 | 138,755,782 |
| Band 47 | 1,842,612.570 | 9.84 | 18,131,308 |
| Band 51 | 73,893.509 | 9.85 | 727,851 |
| Band 52 | 23,989.996 | 9.86 | 236,541 |
| Band 53 | 18,382.058 | 9.85 | 181,063 |
| Band 55 | 71,812.024 | 9.86 | 708,067 |
| Band 56 | 7,871,000.946 | 9.87 | 77,686,779 |
| Band 57 | 76,943.370 | 9.85 | 757,892 |
| Band 58 | 2,153.313 | 9.85 | 21,210 |
| Band 59 | 15,966.618 | 9.84 | 157,112 |
| Band 60 | 53,406.297 | 9.86 | 526,586 |
| Band 64 | 47,720.789 | 9.85 | 470,050 |
| | 186,215,983.565 | | $ 1,835,166,645 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation Portfolio -** | | | |
| **Service Class** | | | |
| Currently payable annuity contracts: | 6,563.445 | $ 50.06 | $ 328,566 |
| Contracts in accumulation period: | | | |
| Band 1 | 14,732.578 | 52.21 | 769,188 |
| Band 2 | 261,315.064 | 50.06 | 13,081,432 |
| Band 3 | 10,790.484 | 46.48 | 501,542 |
| Band 4 | 219,556.159 | 47.55 | 10,439,895 |
| Band 5 | 172,460.332 | 46.99 | 8,103,911 |
| Band 6 | 8,156,297.601 | 46.07 | 375,760,630 |
| Band 7 | 3,886,619.257 | 45.52 | 176,918,909 |
| Band 8 | 4,481,696.157 | 44.63 | 200,018,099 |
| Band 9 | 520,599.062 | 44.09 | 22,953,213 |
| Band 10 | 9,553,986.926 | 43.63 | 416,840,450 |
| Band 11 | 3,402,776.606 | 43.17 | 146,897,866 |
| Band 12 | 1,034,928.253 | 42.71 | 44,201,786 |
| Band 13 | 4,426,485.121 | 42.26 | 187,063,261 |
| Band 14 | 5,180,368.175 | 41.37 | 214,311,831 |
| Band 15 | 3,340,970.466 | 40.93 | 136,745,921 |
| Band 16 | 402,211.652 | 40.07 | 16,116,621 |
| Band 17 | 3,935,944.698 | 39.64 | 156,020,848 |
| Band 18 | 114,116.970 | 39.22 | 4,475,668 |
| Band 19 | 421,088.037 | 38.39 | 16,165,570 |
| Band 20 | 2,013,479.193 | 41.81 | 84,183,565 |
| Band 21 | 345,677.429 | 40.49 | 13,996,479 |
| Band 25 | 57,161.168 | 51.14 | 2,923,222 |
| Band 26 | 851,173.912 | 12.28 | 10,452,416 |
| Band 27 | 322,872.312 | 12.10 | 3,906,755 |
| Band 28 | 120,656.146 | 12.02 | 1,450,287 |
| Band 29 | 616,265.875 | 11.99 | 7,389,028 |
| Band 30 | 98,550.640 | 11.82 | 1,164,869 |
| Band 31 | 61,717.810 | 11.73 | 723,950 |
| Band 32 | 1,359.766 | 11.57 | 15,732 |
| Band 34 | 224.972 | 11.38 | 2,560 |
| Band 35 | 274,001.054 | 9.66 | 2,646,850 |
| Band 36 | 53,435.187 | 9.62 | 514,046 |
| Band 37 | 8,709.878 | 9.60 | 83,615 |
| Band 38 | 3,320,290.724 | 10.96 | 36,390,386 |
| Band 39 | 390,444.570 | 9.58 | 3,740,459 |
| Band 40 | 129,951.940 | 9.56 | 1,242,341 |
| Band 41 | 182,634.962 | 11.82 | 2,158,745 |
| Band 42 | 36,054.667 | 11.71 | 422,200 |
| Band 43 | 440,987.592 | 11.63 | 5,128,686 |
| Band 44 | 47,193.942 | 11.43 | 539,427 |
| Band 45 | 71,833.379 | 11.35 | 815,309 |
| Band 46 | 12,156,423.260 | 11.31 | 137,489,147 |
| Band 47 | 2,019,408.072 | 11.22 | 22,657,759 |
| Band 49 | 378,752.947 | 9.48 | 3,590,578 |
| Band 50 | 13,053.963 | 10.68 | 139,416 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class (continued)** | | | |
| Band 51 | 43,919.799 | $ 10.57 | $ 464,232 |
| Band 52 | 47,903.903 | 10.82 | 518,320 |
| Band 53 | 4,626.990 | 10.72 | 49,601 |
| Band 54 | 4,292.894 | 10.61 | 45,548 |
| Band 55 | 30,765.883 | 10.78 | 331,656 |
| Band 56 | 1,839,310.048 | 9.76 | 17,951,666 |
| Band 57 | 127,731.531 | 9.65 | 1,232,609 |
| Band 58 | 6,370.016 | 9.60 | 61,152 |
| Band 59 | 47,548.771 | 9.54 | 453,615 |
| Band 60 | 90,601.858 | 9.67 | 876,120 |
| Band 62 | 4,138.860 | 9.56 | 39,568 |
| Band 64 | 23,150.217 | 9.45 | 218,770 |
| | 75,826,183.173 | | $ 2,513,725,891 |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 1,054,082.832 | $ 16.31 | $ 17,192,091 |
| Band 7 | 1,158.480 | 16.25 | 18,825 |
| Band 10 | 735,032.588 | 16.01 | 11,767,872 |
| Band 11 | 12,954.147 | 15.96 | 206,748 |
| Band 12 | 484,547.270 | 15.90 | 7,704,302 |
| Band 13 | 4,564.531 | 11.45 | 52,264 |
| Band 14 | 170,855.366 | 12.65 | 2,161,320 |
| Band 15 | 727,309.754 | 12.61 | 9,171,376 |
| Band 17 | 261,107.694 | 12.50 | 3,263,846 |
| Band 20 | 1,419,849.556 | 15.78 | 22,405,226 |
| Band 46 | 839,113.684 | 11.22 | 9,414,856 |
| | 5,710,575.902 | | $ 83,358,726 |
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 5,246.510 | $29.69 to $30.97 | $ 155,947 |
| Contracts in accumulation period: | | | |
| Band 1 | 48,312.364 | 30.97 | 1,496,234 |
| Band 2 | 620,674.924 | 29.69 | 18,427,838 |
| Band 3 | 6,789.474 | 27.56 | 187,118 |
| Band 4 | 157,776.931 | 28.20 | 4,449,309 |
| Band 5 | 106,678.456 | 27.87 | 2,973,129 |
| Band 6 | 3,153,961.265 | 27.32 | 86,166,222 |
| Band 7 | 2,517,735.105 | 27.00 | 67,978,848 |
| Band 8 | 1,703,061.009 | 26.47 | 45,080,025 |
| Band 9 | 267,380.830 | 26.15 | 6,992,009 |
| Band 10 | 2,949,818.061 | 25.87 | 76,311,793 |
| Band 11 | 2,038,277.555 | 25.60 | 52,179,905 |
| Band 12 | 601,837.628 | 25.33 | 15,244,547 |
| Band 13 | 1,863,853.705 | 25.06 | 46,708,174 |
| Band 14 | 3,248,846.673 | 24.53 | 79,694,209 |
| Band 15 | 923,809.280 | 24.27 | 22,420,851 |
| Band 16 | 123,909.560 | 23.76 | 2,944,091 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service** | | | |
| **Class (continued)** | | | |
| Band 17 | 1,628,920.348 | $ 23.51 | $ 38,295,917 |
| Band 18 | 54,764.794 | 23.26 | 1,273,829 |
| Band 19 | 182,388.000 | 22.77 | 4,152,975 |
| Band 20 | 1,191,045.244 | 24.80 | 29,537,922 |
| Band 21 | 240,199.147 | 24.02 | 5,769,584 |
| Band 24 | 42.500 | 32.99 | 1,402 |
| Band 25 | 32,102.937 | 30.33 | 973,682 |
| Band 26 | 303,467.504 | 10.97 | 3,329,039 |
| Band 27 | 95,005.929 | 10.78 | 1,024,164 |
| Band 28 | 58,829.313 | 10.69 | 628,885 |
| Band 29 | 170,972.297 | 10.66 | 1,822,565 |
| Band 30 | 62,823.645 | 10.47 | 657,764 |
| Band 31 | 21,599.026 | 10.38 | 224,198 |
| Band 33 | 367.348 | 10.09 | 3,707 |
| Band 35 | 34,506.288 | 10.25 | 353,689 |
| Band 36 | 15,718.029 | 10.15 | 159,538 |
| Band 37 | 56,995.820 | 10.08 | 574,518 |
| Band 38 | 539,838.793 | 10.12 | 5,463,169 |
| Band 39 | 96,535.974 | 10.03 | 968,256 |
| Band 40 | 63,325.207 | 9.96 | 630,719 |
| Band 41 | 30,362.294 | 10.48 | 318,197 |
| Band 42 | 57,879.897 | 10.36 | 599,636 |
| Band 43 | 129,247.247 | 10.27 | 1,327,369 |
| Band 44 | 9,756.398 | 10.06 | 98,149 |
| Band 45 | 4,741.391 | 9.89 | 46,892 |
| Band 46 | 1,974,299.784 | 9.35 | 18,459,703 |
| Band 47 | 271,136.761 | 9.28 | 2,516,149 |
| Band 50 | 2,118.177 | 8.99 | 19,042 |
| Band 51 | 6,569.212 | 8.90 | 58,466 |
| Band 52 | 2,824.851 | 9.11 | 25,734 |
| Band 55 | 1,054.218 | 9.07 | 9,562 |
| Band 56 | 476,075.119 | 8.26 | 3,932,380 |
| Band 57 | 140.400 | 8.17 | 1,147 |
| Band 60 | 413.990 | 8.18 | 3,386 |
| | 28,154,037.212 | | $ 652,671,583 |
| | | | |
| **ING T. Rowe Price Equity Income Portfolio - Service 2** | | | |
| **Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 404,604.444 | $ 12.99 | $ 5,255,812 |
| Band 8 | 574.006 | 12.85 | 7,376 |
| Band 10 | 252,739.977 | 12.76 | 3,224,962 |
| Band 11 | 29,238.555 | 12.71 | 371,622 |
| Band 12 | 113,260.231 | 12.66 | 1,433,875 |
| Band 14 | 47,817.317 | 10.30 | 492,518 |
| Band 15 | 174,114.838 | 10.27 | 1,788,159 |
| Band 17 | 87,875.563 | 10.18 | 894,573 |
| Band 20 | 557,445.695 | 12.57 | 7,007,092 |
| Band 46 | 211,886.222 | 9.28 | 1,966,304 |
| | 1,879,556.848 | | $ 22,442,293 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Global Growth Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 933.162 | $ 22.21 | $ 20,726 |
| Contracts in accumulation period: | | | |
| Band 1 | 4,208.371 | 22.99 | 96,750 |
| Band 2 | 327,310.988 | 22.21 | 7,269,577 |
| Band 3 | 7,238.561 | 20.91 | 151,358 |
| Band 4 | 123,651.489 | 21.26 | 2,628,831 |
| Band 5 | 68,506.649 | 21.05 | 1,442,065 |
| Band 6 | 1,694,620.944 | 20.71 | 35,095,600 |
| Band 7 | 1,427,682.739 | 20.50 | 29,267,496 |
| Band 8 | 1,571,330.990 | 20.18 | 31,709,459 |
| Band 9 | 308,065.201 | 19.97 | 6,152,062 |
| Band 10 | 1,778,534.689 | 19.80 | 35,214,987 |
| Band 11 | 828,442.875 | 19.63 | 16,262,334 |
| Band 12 | 357,835.627 | 19.46 | 6,963,481 |
| Band 13 | 1,191,388.501 | 19.29 | 22,981,884 |
| Band 14 | 1,857,874.122 | 18.95 | 35,206,715 |
| Band 15 | 516,157.424 | 18.79 | 9,698,598 |
| Band 16 | 73,340.138 | 18.46 | 1,353,859 |
| Band 17 | 1,074,690.286 | 18.30 | 19,666,832 |
| Band 18 | 22,182.478 | 18.14 | 402,390 |
| Band 19 | 78,638.864 | 17.82 | 1,401,345 |
| Band 20 | 606,330.660 | 19.12 | 11,593,042 |
| Band 21 | 169,445.838 | 18.62 | 3,155,082 |
| Band 25 | 60,939.863 | 22.56 | 1,374,803 |
| Band 26 | 119,982.586 | 11.06 | 1,327,007 |
| Band 27 | 16,284.608 | 10.91 | 177,665 |
| Band 28 | 22,195.194 | 10.83 | 240,374 |
| Band 29 | 47,082.284 | 10.80 | 508,489 |
| Band 30 | 5,861.631 | 10.65 | 62,426 |
| Band 31 | 4,561.498 | 10.57 | 48,215 |
| Band 32 | 188.827 | 10.43 | 1,969 |
| Band 33 | 971.387 | 10.33 | 10,034 |
| Band 34 | 69.666 | 10.25 | 714 |
| Band 38 | 131,378.748 | 9.26 | 1,216,567 |
| Band 41 | 48,558.888 | 10.65 | 517,152 |
| Band 42 | 4,369.228 | 10.55 | 46,095 |
| Band 43 | 18,289.342 | 10.48 | 191,672 |
| Band 45 | 2,622.332 | 10.22 | 26,800 |
| Band 46 | 979,337.403 | 10.04 | 9,832,548 |
| Band 47 | 140,460.040 | 9.96 | 1,398,982 |
| Band 50 | 8,293.588 | 9.04 | 74,974 |
| Band 51 | 1,050.933 | 8.94 | 9,395 |
| Band 52 | 1,286.511 | 9.15 | 11,772 |
| Band 56 | 560,837.473 | 8.10 | 4,542,784 |
| Band 59 | 2,904.439 | 7.93 | 23,032 |
| Band 60 | 16,966.199 | 8.03 | 136,239 |
| | 16,282,903.264 | | $ 299,514,181 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Global Growth Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 53,012.607 | $ 15.22 | $ 806,852 |
| Band 7 | 616.175 | 15.16 | 9,341 |
| Band 10 | 47,017.799 | 14.94 | 702,446 |
| Band 12 | 31,488.698 | 14.83 | 466,977 |
| Band 13 | 5,070.909 | 10.18 | 51,622 |
| Band 14 | 9,452.101 | 10.60 | 100,192 |
| Band 15 | 24,413.204 | 10.57 | 258,048 |
| Band 17 | 13,435.078 | 10.47 | 140,665 |
| Band 20 | 115,090.394 | 14.72 | 1,694,131 |
| Band 46 | 46,309.845 | 9.97 | 461,709 |
| | 345,906.810 | | $ 4,691,983 |
| **ING Van Kampen Global Franchise Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 89.232 | $ 16.29 | $ 1,454 |
| Band 2 | 8,949.241 | 16.04 | 143,546 |
| Band 3 | 609.728 | 15.61 | 9,518 |
| Band 4 | 43,936.856 | 15.73 | 691,127 |
| Band 5 | 34,726.715 | 15.67 | 544,168 |
| Band 6 | 2,798,686.518 | 15.55 | 43,519,575 |
| Band 7 | 1,119,056.531 | 15.49 | 17,334,186 |
| Band 8 | 1,168,865.717 | 15.37 | 17,965,466 |
| Band 9 | 118,307.857 | 15.31 | 1,811,293 |
| Band 10 | 3,370,799.643 | 15.25 | 51,404,695 |
| Band 11 | 535,578.973 | 15.19 | 8,135,445 |
| Band 12 | 203,385.015 | 15.13 | 3,077,215 |
| Band 13 | 1,082,379.372 | 15.08 | 16,322,281 |
| Band 14 | 1,910,899.464 | 14.96 | 28,587,056 |
| Band 15 | 1,028,933.695 | 14.90 | 15,331,112 |
| Band 16 | 117,157.272 | 14.78 | 1,731,584 |
| Band 17 | 1,540,299.062 | 14.73 | 22,688,605 |
| Band 18 | 9,887.864 | 14.67 | 145,055 |
| Band 19 | 111,544.200 | 14.55 | 1,622,968 |
| Band 20 | 581,099.087 | 15.02 | 8,728,108 |
| Band 21 | 114,637.737 | 14.84 | 1,701,224 |
| Band 25 | 6,720.232 | 16.17 | 108,666 |
| Band 26 | 122,252.722 | 12.60 | 1,540,384 |
| Band 27 | 38,388.622 | 12.42 | 476,787 |
| Band 28 | 16,031.022 | 12.34 | 197,823 |
| Band 29 | 105,265.556 | 12.31 | 1,295,819 |
| Band 30 | 16,855.822 | 12.13 | 204,461 |
| Band 31 | 8,252.665 | 12.04 | 99,362 |
| Band 38 | 68,042.069 | 11.25 | 765,473 |
| Band 41 | 22,165.571 | 12.14 | 269,090 |
| Band 42 | 442.453 | 12.02 | 5,318 |
| Band 43 | 53,870.619 | 11.93 | 642,676 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Global Franchise Portfolio - Service Class (continued)** | | | |
| Band 45 | 2,826.864 | $ 11.65 | $ 32,933 |
| Band 46 | 1,592,060.655 | 12.47 | 19,852,996 |
| Band 47 | 127,892.613 | 12.37 | 1,582,032 |
| Band 50 | 1,984.721 | 10.95 | 21,733 |
| Band 51 | 40,403.365 | 10.84 | 437,972 |
| Band 52 | 427.756 | 11.09 | 4,744 |
| Band 53 | 792.948 | 10.99 | 8,714 |
| Band 55 | 8,619.143 | 11.05 | 95,242 |
| Band 56 | 366,477.331 | 9.16 | 3,356,932 |
| Band 57 | 6,425.213 | 9.06 | 58,212 |
| Band 59 | 9,574.985 | 8.96 | 85,792 |
| Band 60 | 603.108 | 9.08 | 5,476 |
| | 18,516,205.834 | | $ 272,644,318 |
| **ING Van Kampen Global Franchise Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 694,599.707 | $ 16.54 | $ 11,488,679 |
| Band 7 | 6,392.551 | 16.48 | 105,349 |
| Band 8 | 448.048 | 16.36 | 7,330 |
| Band 10 | 587,447.482 | 16.24 | 9,540,147 |
| Band 11 | 12,745.933 | 16.18 | 206,229 |
| Band 12 | 204,361.500 | 16.12 | 3,294,307 |
| Band 13 | 8,899.502 | 12.62 | 112,312 |
| Band 14 | 110,442.789 | 13.41 | 1,481,038 |
| Band 15 | 674,371.246 | 13.37 | 9,016,344 |
| Band 17 | 239,727.052 | 13.25 | 3,176,383 |
| Band 20 | 1,016,862.396 | 16.00 | 16,269,798 |
| Band 46 | 502,527.977 | 12.36 | 6,211,246 |
| | 4,058,826.183 | | $ 60,909,162 |
| **ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 301.120 | $ 9.81 | $ 2,954 |
| Band 5 | 32.231 | 12.14 | 391 |
| Band 6 | 615,239.385 | 9.79 | 6,023,194 |
| Band 7 | 189,724.445 | 9.79 | 1,857,402 |
| Band 8 | 309,949.143 | 9.77 | 3,028,203 |
| Band 10 | 1,397,934.363 | 9.76 | 13,643,839 |
| Band 11 | 128,182.640 | 9.75 | 1,249,781 |
| Band 12 | 7,856.588 | 9.75 | 76,602 |
| Band 13 | 196,936.730 | 9.74 | 1,918,164 |
| Band 14 | 285,272.875 | 9.73 | 2,775,705 |
| Band 15 | 288,917.857 | 9.72 | 2,808,282 |
| Band 16 | 2,230.295 | 9.71 | 21,656 |
| Band 17 | 250,667.509 | 9.70 | 2,431,475 |
| Band 18 | 217.877 | 9.69 | 2,111 |
| Band 19 | 2,085.630 | 9.68 | 20,189 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class (continued)** | | | |
| Band 20 | 49,201.494 | $ 9.73 | $ 478,731 |
| Band 21 | 10,835.223 | 9.71 | 105,210 |
| Band 26 | 2,246.736 | 12.17 | 27,343 |
| Band 29 | 3,738.062 | 12.13 | 45,343 |
| Band 30 | 1,949.327 | 12.10 | 23,587 |
| Band 31 | 10,054.067 | 12.09 | 121,554 |
| Band 43 | 3,277.566 | 12.07 | 39,560 |
| Band 46 | 428,010.618 | 9.69 | 4,147,423 |
| Band 47 | 18,376.741 | 9.67 | 177,703 |
| Band 56 | 74,805.939 | 9.82 | 734,594 |
| | 4,278,044.461 | | $ 41,760,996 |
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 1,130.945 | $ 28.22 | $ 31,915 |
| Contracts in accumulation period: | | | |
| Band 1 | 2,504.208 | 29.16 | 73,023 |
| Band 2 | 304,956.575 | 28.22 | 8,605,875 |
| Band 3 | 8,484.068 | 26.64 | 226,016 |
| Band 4 | 141,131.130 | 27.12 | 3,827,476 |
| Band 5 | 83,097.701 | 26.87 | 2,232,835 |
| Band 6 | 2,460,096.490 | 26.47 | 65,118,754 |
| Band 7 | 1,374,452.567 | 26.21 | 36,024,402 |
| Band 8 | 2,632,001.832 | 25.82 | 67,958,287 |
| Band 9 | 244,106.105 | 25.57 | 6,241,793 |
| Band 10 | 1,868,296.651 | 25.36 | 47,380,003 |
| Band 11 | 2,935,212.781 | 25.16 | 73,849,954 |
| Band 12 | 388,816.091 | 24.95 | 9,700,961 |
| Band 13 | 1,432,519.247 | 24.74 | 35,440,526 |
| Band 14 | 2,115,746.746 | 24.34 | 51,497,276 |
| Band 15 | 572,850.617 | 24.14 | 13,828,614 |
| Band 16 | 58,121.901 | 23.74 | 1,379,814 |
| Band 17 | 771,480.220 | 23.55 | 18,168,359 |
| Band 18 | 27,239.407 | 23.35 | 636,040 |
| Band 19 | 72,769.852 | 22.97 | 1,671,524 |
| Band 20 | 498,320.013 | 24.54 | 12,228,773 |
| Band 21 | 119,973.205 | 23.94 | 2,872,159 |
| Band 24 | 48.630 | 30.63 | 1,490 |
| Band 25 | 21,011.145 | 28.69 | 602,810 |
| Band 26 | 167,878.617 | 10.73 | 1,801,338 |
| Band 27 | 111,061.603 | 10.57 | 1,173,921 |
| Band 28 | 55,575.031 | 10.50 | 583,538 |
| Band 29 | 113,355.450 | 10.47 | 1,186,832 |
| Band 30 | 30,725.207 | 10.32 | 317,084 |
| Band 31 | 25,385.117 | 10.25 | 260,197 |
| Band 33 | 387.231 | 10.01 | 3,876 |
| Band 38 | 55,381.970 | 9.53 | 527,790 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Growth and Income Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Band 41 | 13,546.918 | $ 10.33 | $ 139,940 |
| Band 42 | 7,471.875 | 10.23 | 76,437 |
| Band 43 | 28,727.493 | 10.16 | 291,871 |
| Band 45 | 1,834.460 | 9.91 | 18,179 |
| Band 46 | 1,344,337.776 | 10.04 | 13,497,151 |
| Band 47 | 180,265.730 | 9.97 | 1,797,249 |
| Band 50 | 567.491 | 9.30 | 5,278 |
| Band 51 | 6,208.818 | 9.20 | 57,121 |
| Band 56 | 108,808.975 | 8.42 | 916,172 |
| Band 60 | 2,529.672 | 8.35 | 21,123 |
| | 20,388,417.561 | | $ 482,273,776 |
| | | | |
| **ING Van Kampen Growth and Income Portfolio -** | | | |
| **Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 552,747.741 | $ 14.09 | $ 7,788,216 |
| Band 7 | 16,677.261 | 14.04 | 234,149 |
| Band 8 | 899.658 | 13.93 | 12,532 |
| Band 10 | 419,820.553 | 13.83 | 5,806,118 |
| Band 11 | 12,094.319 | 13.78 | 166,660 |
| Band 12 | 274,326.366 | 13.73 | 3,766,501 |
| Band 13 | 13,390.374 | 10.17 | 136,180 |
| Band 14 | 76,797.571 | 10.94 | 840,165 |
| Band 15 | 350,081.459 | 10.91 | 3,819,389 |
| Band 17 | 243,019.900 | 10.82 | 2,629,475 |
| Band 20 | 1,593,162.105 | 13.63 | 21,714,799 |
| Band 46 | 445,489.193 | 9.97 | 4,441,527 |
| | 3,998,506.500 | | $ 51,355,711 |
| | | | |
| **ING Wells Fargo Small Cap Disciplined Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,084.898 | $ 9.41 | $ 10,209 |
| Band 4 | 6,431.193 | 9.31 | 59,874 |
| Band 5 | 2,676.721 | 9.29 | 24,867 |
| Band 6 | 261,968.090 | 9.25 | 2,423,205 |
| Band 7 | 49,947.293 | 9.23 | 461,014 |
| Band 8 | 137,175.067 | 9.20 | 1,262,011 |
| Band 9 | 17,155.792 | 9.18 | 157,490 |
| Band 10 | 456,141.056 | 9.16 | 4,178,252 |
| Band 11 | 37,042.487 | 9.14 | 338,568 |
| Band 12 | 17,229.510 | 9.12 | 157,133 |
| Band 13 | 165,364.732 | 9.10 | 1,504,819 |
| Band 14 | 147,691.916 | 9.06 | 1,338,089 |
| Band 15 | 139,383.492 | 9.04 | 1,260,027 |
| Band 16 | 22,159.285 | 9.01 | 199,655 |
| Band 17 | 141,822.400 | 8.99 | 1,274,983 |
| Band 18 | 76.668 | 8.97 | 688 |
| Band 19 | 1,395.765 | 8.93 | 12,464 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Wells Fargo Small Cap Disciplined Portfolio -**<br>**Service Class (continued)** | | | |
| Band 20 | 42,774.439 | $ 9.08 | $ 388,392 |
| Band 21 | 13,636.622 | 9.02 | 123,002 |
| Band 25 | 1,138.990 | 9.45 | 10,763 |
| Band 26 | 12,290.828 | 9.43 | 115,903 |
| Band 27 | 3,072.522 | 9.31 | 28,605 |
| Band 28 | 676.949 | 9.25 | 6,262 |
| Band 29 | 9,579.186 | 9.23 | 88,416 |
| Band 30 | 3,697.455 | 9.12 | 33,721 |
| Band 31 | 9,728.492 | 9.06 | 88,140 |
| Band 38 | 5,124.747 | 8.94 | 45,815 |
| Band 41 | 663.391 | 9.12 | 6,050 |
| Band 42 | 2,009.152 | 9.05 | 18,183 |
| Band 43 | 2,423.600 | 8.99 | 21,788 |
| Band 46 | 70,003.823 | 8.95 | 626,534 |
| Band 47 | 14,237.705 | 8.89 | 126,573 |
| Band 56 | 10,865.127 | 12.84 | 139,508 |
| | 1,806,669.393 | | $ 16,531,003 |
| **ING Wells Fargo Small Cap Disciplined Portfolio -**<br>**Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 2,019.212 | $ 9.19 | $ 18,557 |
| Band 8 | 744.422 | 9.13 | 6,797 |
| Band 10 | 4,719.240 | 9.10 | 42,945 |
| Band 14 | 2,918.149 | 9.00 | 26,263 |
| Band 15 | 4,315.084 | 8.98 | 38,749 |
| Band 17 | 279.175 | 8.93 | 2,493 |
| Band 20 | 27,084.243 | 9.02 | 244,300 |
| Band 46 | 5,007.966 | 8.89 | 44,521 |
| | 47,087.491 | | $ 424,625 |
| **ING Diversified International Fund - Class R** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 2,310.128 | $ 8.50 | $ 19,636 |
| Band 36 | 3,697.994 | 8.44 | 31,211 |
| Band 38 | 11,076.412 | 8.43 | 93,374 |
| Band 39 | 3,751.319 | 8.37 | 31,399 |
| Band 40 | 3,227.468 | 8.33 | 26,885 |
| | 24,063.321 | | $ 202,505 |
| **ING American Century Small-Mid Cap Value**<br>**Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 6,583.596 | $ 15.24 | $ 100,334 |
| Band 36 | 2,949.882 | 15.00 | 44,248 |
| Band 37 | 425.975 | 14.83 | 6,317 |
| Band 38 | 109,588.280 | 16.27 | 1,783,001 |
| Band 39 | 6,164.875 | 16.06 | 99,008 |
| Band 40 | 1,125.312 | 15.91 | 17,904 |
| | 126,837.920 | | $ 2,050,812 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 6,472.606 | $ 10.30 | $ 66,668 |
| Band 4 | 104,383.919 | 10.18 | 1,062,628 |
| Band 5 | 18,262.587 | 10.15 | 185,365 |
| Band 6 | 4,248,323.149 | 10.10 | 42,908,064 |
| Band 7 | 1,123,724.357 | 10.08 | 11,327,142 |
| Band 8 | 2,345,939.433 | 10.03 | 23,529,773 |
| Band 9 | 259,385.057 | 10.01 | 2,596,444 |
| Band 10 | 5,554,100.347 | 9.98 | 55,429,921 |
| Band 11 | 832,913.448 | 9.96 | 8,295,818 |
| Band 12 | 187,941.844 | 9.94 | 1,868,142 |
| Band 13 | 1,928,884.247 | 9.91 | 19,115,243 |
| Band 14 | 2,011,323.891 | 9.86 | 19,831,654 |
| Band 15 | 2,034,794.222 | 9.84 | 20,022,375 |
| Band 16 | 231,793.354 | 9.79 | 2,269,257 |
| Band 17 | 2,187,158.837 | 9.77 | 21,368,542 |
| Band 18 | 7,598.630 | 9.75 | 74,087 |
| Band 19 | 56,177.761 | 9.70 | 544,924 |
| Band 20 | 720,913.567 | 9.89 | 7,129,835 |
| Band 21 | 132,835.089 | 9.82 | 1,304,441 |
| Band 26 | 230,323.236 | 10.32 | 2,376,936 |
| Band 27 | 44,118.547 | 10.17 | 448,686 |
| Band 28 | 45,984.018 | 10.10 | 464,439 |
| Band 29 | 120,965.367 | 10.08 | 1,219,331 |
| Band 30 | 14,337.394 | 9.93 | 142,370 |
| Band 31 | 12,737.629 | 9.86 | 125,593 |
| Band 34 | 229.304 | 9.57 | 2,194 |
| Band 35 | 69,799.284 | 14.72 | 1,027,445 |
| Band 36 | 15,558.048 | 14.50 | 225,592 |
| Band 37 | 4,931.858 | 14.33 | 70,674 |
| Band 38 | 667,437.964 | 14.44 | 9,637,804 |
| Band 39 | 206,769.709 | 14.25 | 2,946,468 |
| Band 40 | 39,511.400 | 14.12 | 557,901 |
| Band 41 | 17,483.572 | 9.94 | 173,787 |
| Band 42 | 27,027.684 | 9.84 | 265,952 |
| Band 43 | 97,848.421 | 9.77 | 955,979 |
| Band 44 | 726.975 | 9.61 | 6,986 |
| Band 45 | 13,062.654 | 9.54 | 124,618 |
| Band 46 | 2,278,858.999 | 9.72 | 22,150,509 |
| Band 47 | 327,597.629 | 9.65 | 3,161,317 |
| Band 50 | 14,750.981 | 8.78 | 129,514 |
| Band 52 | 14.478 | 8.89 | 129 |
| Band 53 | 816.348 | 8.81 | 7,192 |
| Band 54 | 1,316.436 | 8.72 | 11,479 |
| Band 55 | 10,498.699 | 8.86 | 93,018 |
| Band 56 | 342,130.408 | 8.34 | 2,853,368 |
| Band 57 | 8,545.815 | 8.25 | 70,503 |
| Band 58 | 1,075.335 | 8.21 | 8,829 |
| Band 59 | 3,490.363 | 8.16 | 28,481 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class (continued)** | | | |
| Band 60 | 3,622.315 | $ 8.26 | $ 29,920 |
| | 28,614,497.215 | | $ 288,247,337 |
| | | | |
| **ING Columbia Small Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 8,445.180 | $ 8.28 | $ 69,926 |
| Band 4 | 70,614.313 | 8.20 | 579,037 |
| Band 5 | 18,636.878 | 8.19 | 152,636 |
| Band 6 | 2,897,467.812 | 8.16 | 23,643,337 |
| Band 7 | 562,710.054 | 8.14 | 4,580,460 |
| Band 8 | 1,318,915.197 | 8.11 | 10,696,402 |
| Band 9 | 113,610.570 | 8.10 | 920,246 |
| Band 10 | 4,787,220.668 | 8.08 | 38,680,743 |
| Band 11 | 604,419.095 | 8.07 | 4,877,662 |
| Band 12 | 127,895.779 | 8.05 | 1,029,561 |
| Band 13 | 1,385,993.638 | 8.04 | 11,143,389 |
| Band 14 | 1,341,864.743 | 8.01 | 10,748,337 |
| Band 15 | 1,440,440.327 | 7.99 | 11,509,118 |
| Band 16 | 165,308.014 | 7.96 | 1,315,852 |
| Band 17 | 1,462,453.796 | 7.95 | 11,626,508 |
| Band 18 | 9,287.462 | 7.93 | 73,650 |
| Band 19 | 25,827.801 | 7.90 | 204,040 |
| Band 20 | 485,587.524 | 8.02 | 3,894,412 |
| Band 21 | 95,296.211 | 7.98 | 760,464 |
| Band 26 | 110,538.599 | 8.30 | 917,470 |
| Band 27 | 47,161.472 | 8.20 | 386,724 |
| Band 28 | 9,116.538 | 8.16 | 74,391 |
| Band 29 | 234,663.437 | 8.14 | 1,910,160 |
| Band 30 | 23,193.224 | 8.05 | 186,705 |
| Band 31 | 864.914 | 8.01 | 6,928 |
| Band 38 | 105,700.961 | 9.08 | 959,765 |
| Band 41 | 6,841.108 | 8.05 | 55,071 |
| Band 42 | 42,674.797 | 7.99 | 340,972 |
| Band 43 | 59,451.947 | 7.95 | 472,643 |
| Band 44 | 1,756.006 | 7.84 | 13,767 |
| Band 45 | 2,027.369 | 7.80 | 15,813 |
| Band 46 | 1,277,288.814 | 7.92 | 10,116,127 |
| Band 47 | 357,068.100 | 7.87 | 2,810,126 |
| Band 50 | 9,401.992 | 8.87 | 83,396 |
| Band 51 | 744.100 | 8.77 | 6,526 |
| Band 52 | 1,804.952 | 8.98 | 16,208 |
| Band 53 | 1,730.757 | 8.90 | 15,404 |
| Band 54 | 1,510.230 | 8.81 | 13,305 |
| Band 55 | 8,776.313 | 8.95 | 78,548 |
| Band 56 | 148,750.355 | 8.75 | 1,301,566 |
| Band 57 | 5,114.092 | 8.65 | 44,237 |
| Band 59 | 996.799 | 8.56 | 8,533 |
| Band 60 | 781.706 | 8.67 | 6,777 |
| | 19,379,953.644 | | $ 156,346,942 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Davis New York Venture Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 24,160.087 | $ 9.04 | $ 218,407 |
| Band 4 | 157,888.885 | 8.94 | 1,411,527 |
| Band 5 | 43,127.813 | 8.92 | 384,700 |
| Band 6 | 3,902,576.713 | 8.89 | 34,693,907 |
| Band 7 | 673,194.259 | 8.87 | 5,971,233 |
| Band 8 | 2,116,674.284 | 8.83 | 18,690,234 |
| Band 9 | 434,528.185 | 8.81 | 3,828,193 |
| Band 10 | 7,644,431.049 | 8.80 | 67,270,993 |
| Band 11 | 864,230.047 | 8.78 | 7,587,940 |
| Band 12 | 150,346.627 | 8.76 | 1,317,036 |
| Band 13 | 1,850,971.421 | 8.74 | 16,177,490 |
| Band 14 | 2,428,355.890 | 8.70 | 21,126,696 |
| Band 15 | 2,512,125.476 | 8.69 | 21,830,370 |
| Band 16 | 300,132.050 | 8.65 | 2,596,142 |
| Band 17 | 1,841,995.419 | 8.63 | 15,896,420 |
| Band 18 | 8,079.228 | 8.61 | 69,562 |
| Band 19 | 36,681.083 | 8.58 | 314,724 |
| Band 20 | 531,824.735 | 8.72 | 4,637,512 |
| Band 21 | 167,610.155 | 8.67 | 1,453,180 |
| Band 25 | 19,136.592 | 9.07 | 173,569 |
| Band 26 | 179,608.725 | 9.05 | 1,625,459 |
| Band 27 | 142,321.701 | 8.94 | 1,272,356 |
| Band 28 | 41,388.507 | 8.89 | 367,944 |
| Band 29 | 49,033.379 | 8.87 | 434,926 |
| Band 30 | 11,996.982 | 8.76 | 105,094 |
| Band 31 | 10,586.645 | 8.70 | 92,104 |
| Band 32 | 752.997 | 8.60 | 6,476 |
| Band 34 | 391.203 | 8.47 | 3,313 |
| Band 35 | 18,048.209 | 10.57 | 190,770 |
| Band 36 | 6,060.940 | 10.40 | 63,034 |
| Band 38 | 240,886.605 | 11.93 | 2,873,777 |
| Band 39 | 22,766.409 | 11.77 | 267,961 |
| Band 40 | 3,955.515 | 11.66 | 46,121 |
| Band 41 | 126,712.128 | 8.76 | 1,109,998 |
| Band 42 | 11,800.201 | 8.69 | 102,544 |
| Band 43 | 135,598.205 | 8.63 | 1,170,213 |
| Band 44 | 1,189.675 | 8.51 | 10,124 |
| Band 45 | 10,151.482 | 8.45 | 85,780 |
| Band 46 | 2,826,694.362 | 8.60 | 24,309,572 |
| Band 47 | 276,908.235 | 8.54 | 2,364,796 |
| Band 50 | 17,333.247 | 8.90 | 154,266 |
| Band 51 | 7,449.526 | 8.81 | 65,630 |
| Band 52 | 1,801.034 | 9.01 | 16,227 |
| Band 54 | 6,502.075 | 8.84 | 57,478 |
| Band 55 | 11,445.592 | 8.98 | 102,781 |
| Band 56 | 511,757.077 | 8.26 | 4,227,113 |
| Band 57 | 15,470.016 | 8.17 | 126,390 |
| Band 59 | 13,794.812 | 8.08 | 111,462 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Davis New York Venture Portfolio - Service Class (continued)** | | | |
| Band 60 | 751.934 | $ 8.18 | $ 6,151 |
| | 30,411,227.416 | | $ 267,019,695 |
| | | | |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 711.232 | $ 8.62 | $ 6,131 |
| Band 4 | 54,776.130 | 13.37 | 732,357 |
| Band 5 | 170.763 | 14.28 | 2,438 |
| Band 6 | 802,705.446 | 8.56 | 6,871,159 |
| Band 7 | 161,751.709 | 14.11 | 2,282,317 |
| Band 8 | 334,740.562 | 8.54 | 2,858,684 |
| Band 9 | 86,333.644 | 13.95 | 1,204,354 |
| Band 10 | 1,477,122.943 | 11.31 | 16,706,260 |
| Band 11 | 270,471.691 | 8.52 | 2,304,419 |
| Band 12 | 46,439.239 | 8.51 | 395,198 |
| Band 13 | 182,345.056 | 13.73 | 2,503,598 |
| Band 14 | 507,216.279 | 8.49 | 4,306,266 |
| Band 15 | 388,926.889 | 13.57 | 5,277,738 |
| Band 16 | 13,747.957 | 8.46 | 116,308 |
| Band 17 | 510,957.966 | 8.46 | 4,322,704 |
| Band 18 | 224.851 | 8.45 | 1,900 |
| Band 19 | 8,463.519 | 10.93 | 92,506 |
| Band 20 | 111,571.828 | 11.18 | 1,247,373 |
| Band 21 | 44,138.753 | 11.09 | 489,499 |
| Band 26 | 73,105.527 | 14.67 | 1,072,458 |
| Band 27 | 57,973.040 | 14.33 | 830,754 |
| Band 28 | 11,303.229 | 14.17 | 160,167 |
| Band 29 | 58,828.172 | 14.11 | 830,066 |
| Band 30 | 44,750.165 | 13.78 | 616,657 |
| Band 31 | 22,817.350 | 13.62 | 310,772 |
| Band 32 | 862.535 | 13.32 | 11,489 |
| Band 34 | 1,972.701 | 12.96 | 25,566 |
| Band 35 | 56,416.623 | 14.90 | 840,608 |
| Band 36 | 23,661.918 | 14.67 | 347,120 |
| Band 37 | 5,798.054 | 14.50 | 84,072 |
| Band 38 | 237,314.399 | 14.14 | 3,355,626 |
| Band 39 | 82,431.492 | 13.96 | 1,150,744 |
| Band 40 | 18,999.518 | 13.82 | 262,573 |
| Band 41 | 19,367.428 | 12.95 | 250,808 |
| Band 42 | 19,359.526 | 12.79 | 247,608 |
| Band 43 | 74,803.393 | 12.67 | 947,759 |
| Band 44 | 371.082 | 10.91 | 4,049 |
| Band 46 | 336,575.056 | 8.44 | 2,840,693 |
| Band 47 | 18,745.309 | 8.42 | 157,836 |
| Band 56 | 200,210.191 | 8.60 | 1,721,808 |
| Band 57 | 9,902.890 | 8.52 | 84,373 |
| Band 59 | 4,034.890 | 8.44 | 34,054 |
| Band 60 | 1,418.659 | 8.53 | 12,101 |
| | 6,383,839.604 | | $ 67,920,970 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason Partners Aggressive Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 4,912.938 | $ 10.72 | $ 52,667 |
| Band 4 | 14,432.501 | 10.55 | 152,263 |
| Band 5 | 5,808.829 | 10.52 | 61,109 |
| Band 6 | 917,443.913 | 10.45 | 9,587,289 |
| Band 7 | 796,511.598 | 10.41 | 8,291,686 |
| Band 8 | 407,951.508 | 10.35 | 4,222,298 |
| Band 9 | 52,305.097 | 10.31 | 539,266 |
| Band 10 | 1,187,831.683 | 10.28 | 12,210,910 |
| Band 11 | 333,042.561 | 10.25 | 3,413,686 |
| Band 12 | 59,475.642 | 10.22 | 607,841 |
| Band 13 | 512,067.652 | 10.18 | 5,212,849 |
| Band 14 | 1,394,251.234 | 10.12 | 14,109,822 |
| Band 15 | 397,735.784 | 10.08 | 4,009,177 |
| Band 16 | 67,363.854 | 10.02 | 674,986 |
| Band 17 | 997,485.944 | 9.99 | 9,964,885 |
| Band 18 | 2,831.083 | 9.95 | 28,169 |
| Band 19 | 57,651.746 | 9.89 | 570,176 |
| Band 20 | 814,326.639 | 10.15 | 8,265,415 |
| Band 21 | 63,635.319 | 10.05 | 639,535 |
| Band 26 | 35,599.339 | 10.75 | 382,693 |
| Band 27 | 15,528.454 | 10.55 | 163,825 |
| Band 28 | 2,129.174 | 10.45 | 22,250 |
| Band 29 | 10,428.374 | 10.41 | 108,559 |
| Band 30 | 18,986.271 | 10.21 | 193,850 |
| Band 31 | 16,175.233 | 10.12 | 163,693 |
| Band 34 | 3,949.464 | 9.71 | 38,349 |
| Band 35 | 5,409.428 | 10.04 | 54,311 |
| Band 36 | 1,294.755 | 9.95 | 12,883 |
| Band 37 | 4,446.878 | 10.65 | 47,359 |
| Band 38 | 32,358.317 | 9.92 | 320,995 |
| Band 39 | 8,605.557 | 9.83 | 84,593 |
| Band 40 | 38,808.556 | 9.76 | 378,772 |
| Band 41 | 13,740.584 | 10.22 | 140,429 |
| Band 42 | 4,448.143 | 10.09 | 44,882 |
| Band 43 | 13,476.824 | 9.99 | 134,633 |
| Band 44 | 451.842 | 8.96 | 4,049 |
| Band 46 | 467,004.848 | 8.82 | 4,118,983 |
| Band 47 | 38,885.263 | 8.76 | 340,635 |
| Band 52 | 1,800.031 | 8.26 | 14,868 |
| Band 56 | 1,234.423 | 8.23 | 10,159 |
| Band 57 | 1,893.170 | 8.14 | 15,410 |
| | 8,823,720.453 | | $ 89,410,209 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 17,773.492 | $ 11.97 | $ 212,749 |
| Band 7 | 5,129.715 | 11.86 | 60,838 |
| Band 9 | 35,270.821 | 11.77 | 415,138 |
| Band 10 | 11,955.823 | 11.74 | 140,361 |
| Band 13 | 4,173.835 | 11.66 | 48,667 |
| Band 15 | 17,878.064 | 11.58 | 207,028 |
| Band 20 | 2,809.815 | 11.63 | 32,678 |
| Band 21 | 6,491.676 | 11.55 | 74,979 |
| Band 26 | 111,642.705 | 12.14 | 1,355,342 |
| Band 27 | 53,881.400 | 11.97 | 644,960 |
| Band 28 | 20,243.015 | 11.88 | 240,487 |
| Band 29 | 33,373.786 | 11.86 | 395,813 |
| Band 30 | 17,301.287 | 11.69 | 202,252 |
| Band 31 | 22,898.655 | 11.60 | 265,624 |
| Band 35 | 107,024.562 | 12.26 | 1,312,121 |
| Band 36 | 6,985.514 | 12.14 | 84,804 |
| Band 37 | 1,259.802 | 12.06 | 15,193 |
| Band 38 | 90,723.841 | 12.11 | 1,098,666 |
| Band 39 | 19,418.812 | 12.00 | 233,026 |
| Band 40 | 10,984.377 | 11.91 | 130,824 |
| Band 41 | 2,396.074 | 11.69 | 28,010 |
| Band 42 | 6,136.723 | 11.58 | 71,063 |
| Band 43 | 12,663.577 | 11.50 | 145,631 |
| | 618,417.371 | | $ 7,416,254 |
| **ING Oppenheimer Global Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 3,666.592 | $ 11.96 | $ 43,852 |
| Band 4 | 88,906.837 | 14.24 | 1,266,033 |
| Band 5 | 16,521.760 | 13.52 | 223,374 |
| Band 6 | 1,635,219.773 | 11.73 | 19,181,128 |
| Band 7 | 212,510.894 | 13.36 | 2,839,146 |
| Band 8 | 726,173.068 | 11.65 | 8,459,916 |
| Band 9 | 140,375.541 | 13.21 | 1,854,361 |
| Band 10 | 1,695,188.280 | 11.82 | 20,037,125 |
| Band 11 | 216,076.675 | 11.57 | 2,500,007 |
| Band 12 | 57,060.853 | 11.54 | 658,482 |
| Band 13 | 400,384.179 | 13.00 | 5,204,994 |
| Band 14 | 604,812.015 | 11.46 | 6,931,146 |
| Band 15 | 797,167.251 | 12.85 | 10,243,599 |
| Band 16 | 55,362.252 | 11.37 | 629,469 |
| Band 17 | 670,415.771 | 11.35 | 7,609,219 |
| Band 18 | 17,396.260 | 11.32 | 196,926 |
| Band 19 | 32,074.996 | 11.41 | 365,976 |
| Band 20 | 222,438.055 | 11.68 | 2,598,076 |
| Band 21 | 84,777.704 | 11.58 | 981,726 |
| Band 26 | 170,424.225 | 13.89 | 2,367,192 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Service Class (continued)** | | | |
| Band 27 | 24,951.133 | $ 13.57 | $ 338,587 |
| Band 28 | 15,715.348 | 13.41 | 210,743 |
| Band 29 | 133,706.915 | 13.36 | 1,786,324 |
| Band 30 | 14,528.015 | 13.05 | 189,591 |
| Band 31 | 5,828.902 | 12.90 | 75,193 |
| Band 34 | 440.228 | 12.27 | 5,402 |
| Band 35 | 160,556.497 | 14.11 | 2,265,452 |
| Band 36 | 36,970.417 | 13.89 | 513,519 |
| Band 37 | 26,385.122 | 13.73 | 362,268 |
| Band 38 | 612,787.533 | 15.14 | 9,277,603 |
| Band 39 | 170,445.940 | 14.94 | 2,546,462 |
| Band 40 | 90,622.394 | 14.80 | 1,341,211 |
| Band 41 | 17,045.983 | 13.80 | 235,235 |
| Band 42 | 4,027.855 | 13.62 | 54,859 |
| Band 43 | 35,201.697 | 13.49 | 474,871 |
| Band 44 | 788.675 | 11.67 | 9,204 |
| Band 45 | 6,555.157 | 11.47 | 75,188 |
| Band 46 | 686,776.296 | 11.29 | 7,753,704 |
| Band 47 | 103,452.792 | 11.21 | 1,159,706 |
| Band 50 | 4,608.011 | 9.68 | 44,606 |
| Band 51 | 3,825.644 | 9.58 | 36,650 |
| Band 52 | 587.339 | 9.80 | 5,756 |
| Band 55 | 306.828 | 9.77 | 2,998 |
| Band 56 | 167,943.859 | 8.52 | 1,430,882 |
| Band 60 | 475.245 | 8.44 | 4,011 |
| | 10,171,486.806 | | $ 124,391,772 |
| **ING Oppenheimer Strategic Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 210,339.436 | $ 11.80 | $ 2,482,005 |
| Band 36 | 33,042.670 | 11.69 | 386,269 |
| Band 37 | 7,385.274 | 11.61 | 85,743 |
| Band 38 | 379,502.202 | 11.66 | 4,424,996 |
| Band 39 | 73,244.300 | 11.55 | 845,972 |
| Band 40 | 28,067.059 | 11.47 | 321,929 |
| | 731,580.941 | | $ 8,546,914 |
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 153,920.668 | $ 14.46 | $ 2,225,693 |
| Band 36 | 18,209.790 | 14.24 | 259,307 |
| Band 37 | 4,159.309 | 14.07 | 58,521 |
| Band 38 | 425,757.514 | 13.12 | 5,585,939 |
| Band 39 | 63,013.019 | 12.95 | 816,019 |
| Band 40 | 53,328.247 | 12.82 | 683,668 |
| | 718,388.547 | | $ 9,629,147 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2015 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 52,847.890 | $ 10.78 | $ 569,700 |
| Band 36 | 3,104.929 | 10.68 | 33,161 |
| Band 37 | 29,920.950 | 10.60 | 317,162 |
| Band 38 | 1,144,939.787 | 10.65 | 12,193,609 |
| Band 39 | 246,961.995 | 10.55 | 2,605,449 |
| Band 40 | 118,496.673 | 10.48 | 1,241,845 |
| | 1,596,272.224 | | $ 16,960,926 |
| **ING Solution 2025 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 91,148.536 | $ 10.41 | $ 948,856 |
| Band 36 | 3,398.445 | 10.31 | 35,038 |
| Band 37 | 822.245 | 10.24 | 8,420 |
| Band 38 | 1,275,367.096 | 10.29 | 13,123,527 |
| Band 39 | 155,852.366 | 10.19 | 1,588,136 |
| Band 40 | 113,232.954 | 10.12 | 1,145,917 |
| | 1,639,821.642 | | $ 16,849,894 |
| **ING Solution 2035 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 7,997.588 | $ 10.47 | $ 83,735 |
| Band 36 | 23,352.436 | 10.37 | 242,165 |
| Band 38 | 754,226.835 | 10.35 | 7,806,248 |
| Band 39 | 112,750.913 | 10.25 | 1,155,697 |
| Band 40 | 171,759.418 | 10.18 | 1,748,511 |
| | 1,070,087.190 | | $ 11,036,356 |
| **ING Solution 2045 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 8,777.254 | $ 10.43 | $ 91,547 |
| Band 38 | 57,858.314 | 10.31 | 596,519 |
| Band 39 | 18,715.226 | 10.22 | 191,270 |
| Band 40 | 49,727.369 | 10.14 | 504,236 |
| | 135,078.163 | | $ 1,383,572 |
| **ING Solution Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 19,233.060 | $ 11.07 | $ 212,910 |
| Band 36 | 5,285.267 | 10.97 | 57,979 |
| Band 38 | 432,936.354 | 10.94 | 4,736,324 |
| Band 39 | 79,767.685 | 10.84 | 864,682 |
| Band 40 | 97,304.558 | 10.76 | 1,046,997 |
| | 634,526.924 | | $ 6,918,892 |

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 53,994.869 | $ 11.36 | $ 613,382 |
| Band 36 | 9,367.372 | 11.18 | 104,727 |
| Band 37 | 3,440.113 | 11.04 | 37,979 |
| Band 38 | 468,960.138 | 13.67 | 6,410,685 |
| Band 39 | 118,036.487 | 13.50 | 1,593,493 |
| Band 40 | 26,312.786 | 13.37 | 351,802 |
| | 680,111.765 | | $ 9,112,068 |
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,376.134 | $ 8.22 | $ 11,312 |
| Band 4 | 23,558.798 | 8.16 | 192,240 |
| Band 5 | 10,501.519 | 8.15 | 85,587 |
| Band 6 | 1,909,257.157 | 8.13 | 15,522,261 |
| Band 7 | 703,912.921 | 8.12 | 5,715,773 |
| Band 8 | 1,055,200.733 | 8.10 | 8,547,126 |
| Band 9 | 134,529.601 | 8.09 | 1,088,344 |
| Band 10 | 2,291,739.379 | 8.08 | 18,517,254 |
| Band 11 | 516,453.172 | 8.06 | 4,162,613 |
| Band 12 | 80,479.675 | 8.05 | 647,861 |
| Band 13 | 674,878.602 | 8.04 | 5,426,024 |
| Band 14 | 1,015,681.202 | 8.02 | 8,145,763 |
| Band 15 | 987,671.034 | 8.01 | 7,911,245 |
| Band 16 | 100,528.738 | 7.99 | 803,225 |
| Band 17 | 741,997.505 | 7.98 | 5,921,140 |
| Band 18 | 1,124.189 | 7.97 | 8,960 |
| Band 19 | 37,103.487 | 7.94 | 294,602 |
| Band 20 | 274,869.296 | 8.03 | 2,207,200 |
| Band 21 | 32,017.509 | 8.00 | 256,140 |
| Band 26 | 31,553.498 | 8.23 | 259,685 |
| Band 27 | 13,894.088 | 8.16 | 113,376 |
| Band 28 | 9,175.017 | 8.13 | 74,593 |
| Band 29 | 59,664.610 | 8.12 | 484,477 |
| Band 30 | 16,687.970 | 8.05 | 134,338 |
| Band 31 | 3,578.258 | 8.02 | 28,698 |
| Band 35 | 91,392.719 | 11.03 | 1,008,062 |
| Band 36 | 16,647.317 | 10.86 | 180,790 |
| Band 37 | 13,333.527 | 10.73 | 143,069 |
| Band 38 | 258,179.018 | 12.83 | 3,312,437 |
| Band 39 | 47,044.335 | 12.67 | 596,052 |
| Band 40 | 13,493.794 | 12.54 | 169,212 |
| Band 41 | 9,625.963 | 8.06 | 77,585 |
| Band 42 | 1,667.512 | 8.01 | 13,357 |
| Band 43 | 28,047.249 | 7.98 | 223,817 |
| Band 45 | 1,381.418 | 7.87 | 10,872 |
| Band 46 | 556,709.636 | 7.96 | 4,431,409 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Service Class (continued)** | | | |
| Band 47 | 39,025.153 | $ 7.92 | $ 309,079 |
| Band 50 | 960.396 | 8.04 | 7,722 |
| Band 52 | 737.081 | 8.12 | 5,985 |
| Band 56 | 68,297.975 | 8.47 | 578,484 |
| Band 59 | 1,706.440 | 8.29 | 14,146 |
| Band 60 | 1,141.623 | 8.39 | 9,578 |
| | 11,876,825.248 | | $ 97,651,493 |
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 10,215.493 | $ 9.82 | $ 100,316 |
| Band 3 | 4,110.236 | 9.69 | 39,828 |
| Band 4 | 101,896.950 | 9.73 | 991,457 |
| Band 5 | 24,208.296 | 9.71 | 235,063 |
| Band 6 | 2,884,424.571 | 9.67 | 27,892,386 |
| Band 7 | 1,511,460.106 | 9.65 | 14,585,590 |
| Band 8 | 2,166,833.602 | 9.62 | 20,844,939 |
| Band 9 | 191,584.706 | 9.60 | 1,839,213 |
| Band 10 | 4,275,235.602 | 9.58 | 40,956,757 |
| Band 11 | 780,778.863 | 9.56 | 7,464,246 |
| Band 12 | 140,509.558 | 9.55 | 1,341,866 |
| Band 13 | 1,636,070.110 | 9.53 | 15,591,748 |
| Band 14 | 3,151,373.210 | 9.49 | 29,906,532 |
| Band 15 | 1,737,933.385 | 9.47 | 16,458,229 |
| Band 16 | 205,052.340 | 9.44 | 1,935,694 |
| Band 17 | 2,239,074.751 | 9.42 | 21,092,084 |
| Band 18 | 6,725.116 | 9.40 | 63,216 |
| Band 19 | 181,697.106 | 9.37 | 1,702,502 |
| Band 20 | 994,252.257 | 9.51 | 9,455,339 |
| Band 21 | 103,342.492 | 9.46 | 977,620 |
| Band 26 | 146,123.327 | 9.83 | 1,436,392 |
| Band 27 | 37,323.505 | 9.73 | 363,158 |
| Band 28 | 24,870.641 | 9.67 | 240,499 |
| Band 29 | 73,996.340 | 9.65 | 714,065 |
| Band 30 | 20,599.975 | 9.54 | 196,524 |
| Band 31 | 21,982.661 | 9.49 | 208,615 |
| Band 33 | 290.284 | 9.32 | 2,705 |
| Band 35 | 55,311.746 | 8.24 | 455,769 |
| Band 36 | 1,050.129 | 8.21 | 8,622 |
| Band 37 | 5,983.515 | 8.18 | 48,945 |
| Band 38 | 293,112.189 | 10.46 | 3,065,953 |
| Band 39 | 54,867.840 | 8.17 | 448,270 |
| Band 40 | 60,190.234 | 8.15 | 490,550 |
| Band 41 | 13,339.449 | 9.55 | 127,392 |
| Band 42 | 22,136.695 | 9.48 | 209,856 |
| Band 43 | 64,226.843 | 9.42 | 605,017 |

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Service Class (continued)** | | | |
| Band 45 | 3,772.996 | $ 9.25 | $ 34,900 |
| Band 46 | 1,550,533.150 | 9.39 | 14,559,506 |
| Band 47 | 256,478.229 | 9.33 | 2,392,942 |
| Band 50 | 895.612 | 10.18 | 9,117 |
| Band 51 | 774.744 | 10.07 | 7,802 |
| Band 55 | 8,592.655 | 10.27 | 88,247 |
| Band 56 | 247,823.939 | 7.84 | 1,942,940 |
| Band 57 | 10,578.903 | 7.76 | 82,092 |
| Band 58 | 1,150.202 | 7.72 | 8,880 |
| Band 59 | 894.003 | 7.67 | 6,857 |
| Band 60 | 3,431.342 | 7.77 | 26,662 |
| | 25,327,109.898 | | $ 241,256,902 |
| **ING Thornburg Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 5,698.829 | $ 12.46 | $ 71,007 |
| Band 7 | 110.757 | 8.88 | 984 |
| Band 9 | 11,913.285 | 8.77 | 104,480 |
| Band 10 | 415.885 | 11.01 | 4,579 |
| Band 13 | 8,511.912 | 8.62 | 73,373 |
| Band 15 | 9,568.932 | 8.51 | 81,432 |
| Band 21 | 1,096.349 | 10.79 | 11,830 |
| Band 26 | 21,519.237 | 9.27 | 199,483 |
| Band 27 | 41,384.735 | 9.03 | 373,704 |
| Band 28 | 17,214.571 | 8.92 | 153,554 |
| Band 29 | 18,488.995 | 8.88 | 164,182 |
| Band 30 | 7,285.454 | 8.65 | 63,019 |
| Band 31 | 15,748.218 | 8.54 | 134,490 |
| Band 41 | 710.109 | 12.07 | 8,571 |
| Band 43 | 2,879.389 | 11.81 | 34,006 |
| | 162,546.657 | | $ 1,478,694 |
| **ING Thornburg Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 3,996.674 | $ 10.20 | $ 40,766 |
| Band 6 | 40,540.690 | 10.15 | 411,488 |
| Band 7 | 36,914.314 | 10.13 | 373,942 |
| Band 8 | 34,638.832 | 10.09 | 349,506 |
| Band 9 | 3,510.840 | 10.08 | 35,389 |
| Band 10 | 90,886.291 | 10.06 | 914,316 |
| Band 11 | 28,869.904 | 10.04 | 289,854 |
| Band 12 | 4,261.338 | 10.02 | 42,699 |
| Band 13 | 42,576.253 | 10.01 | 426,188 |
| Band 14 | 58,759.369 | 9.97 | 585,831 |
| Band 15 | 25,007.578 | 9.96 | 249,075 |
| Band 16 | 4,863.214 | 9.92 | 48,243 |
| Band 17 | 31,850.768 | 9.90 | 315,323 |
| Band 18 | 1,014.617 | 9.89 | 10,035 |
| Band 19 | 6,627.359 | 9.85 | 65,279 |
| Band 20 | 21,231.324 | 9.99 | 212,101 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Thornburg Value Portfolio - Service Class (continued)** | | | |
| Band 21 | 252.477 | $ 9.94 | $ 2,510 |
| Band 35 | 45,639.441 | 10.25 | 467,804 |
| Band 36 | 4,595.539 | 10.08 | 46,323 |
| Band 37 | 3,948.696 | 9.96 | 39,329 |
| Band 38 | 132,960.683 | 13.11 | 1,743,115 |
| Band 39 | 33,573.726 | 12.95 | 434,780 |
| Band 40 | 2,547.332 | 12.82 | 32,657 |
| Band 46 | 38,877.828 | 9.87 | 383,724 |
| Band 47 | 11,285.648 | 9.82 | 110,825 |
| Band 51 | 2,928.760 | 9.91 | 29,024 |
| Band 55 | 5,656.317 | 10.10 | 57,129 |
| | 717,815.812 | | $ 7,717,255 |
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 2,301.982 | $ 9.81 | $ 22,582 |
| Band 4 | 30,917.474 | 10.43 | 322,469 |
| Band 5 | 327.962 | 9.67 | 3,171 |
| Band 6 | 92,506.539 | 9.63 | 890,838 |
| Band 7 | 20,893.086 | 10.31 | 215,408 |
| Band 8 | 62,605.343 | 9.56 | 598,507 |
| Band 9 | 5,905.015 | 10.22 | 60,349 |
| Band 10 | 71,833.073 | 10.19 | 731,979 |
| Band 11 | 10,929.705 | 9.49 | 103,723 |
| Band 12 | 4,589.383 | 9.47 | 43,461 |
| Band 13 | 33,027.887 | 10.10 | 333,582 |
| Band 14 | 15,456.890 | 9.40 | 145,295 |
| Band 15 | 38,475.569 | 10.01 | 385,140 |
| Band 16 | 1,240.347 | 9.33 | 11,572 |
| Band 17 | 55,622.485 | 9.31 | 517,845 |
| Band 20 | 7,415.995 | 10.07 | 74,679 |
| Band 21 | 19,672.835 | 9.98 | 196,335 |
| Band 26 | 6,192.902 | 10.61 | 65,707 |
| Band 27 | 615.833 | 10.42 | 6,417 |
| Band 28 | 2,194.033 | 10.33 | 22,664 |
| Band 29 | 4,902.661 | 10.30 | 50,497 |
| Band 30 | 352.465 | 10.13 | 3,570 |
| Band 31 | 633.504 | 10.04 | 6,360 |
| Band 35 | 17,623.246 | 9.88 | 174,118 |
| Band 37 | 18,397.676 | 9.60 | 176,618 |
| Band 38 | 48,369.556 | 12.05 | 582,853 |
| Band 39 | 8,414.481 | 11.89 | 100,048 |
| Band 40 | 6,162.502 | 11.78 | 72,594 |
| Band 41 | 9,493.873 | 10.13 | 96,173 |
| Band 42 | 995.189 | 10.02 | 9,972 |
| Band 43 | 7,819.000 | 9.93 | 77,643 |
| Band 46 | 28,517.100 | 9.27 | 264,354 |
| Band 47 | 14,871.010 | 9.20 | 136,813 |
| | 649,276.601 | | $ 6,503,336 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 2,190.998 | $ 9.43 | $ 20,661 |
| Band 4 | 129,999.415 | 11.49 | 1,493,693 |
| Band 5 | 20,196.095 | 10.97 | 221,551 |
| Band 6 | 2,202,640.090 | 10.89 | 23,986,751 |
| Band 7 | 304,404.096 | 10.85 | 3,302,784 |
| Band 8 | 896,353.179 | 10.76 | 9,644,760 |
| Band 9 | 191,338.027 | 10.72 | 2,051,144 |
| Band 10 | 2,361,639.539 | 10.68 | 25,222,310 |
| Band 11 | 249,815.131 | 10.64 | 2,658,033 |
| Band 12 | 378,272.202 | 10.60 | 4,009,685 |
| Band 13 | 443,852.990 | 10.55 | 4,682,649 |
| Band 14 | 830,175.234 | 9.75 | 8,094,209 |
| Band 15 | 1,474,475.039 | 10.43 | 15,378,775 |
| Band 16 | 61,208.126 | 8.79 | 538,019 |
| Band 17 | 1,007,576.576 | 9.64 | 9,713,038 |
| Band 18 | 2,629.563 | 8.93 | 23,482 |
| Band 19 | 16,496.564 | 9.40 | 155,068 |
| Band 20 | 2,199,381.245 | 10.51 | 23,115,497 |
| Band 21 | 97,602.035 | 9.54 | 931,123 |
| Band 26 | 190,918.075 | 11.27 | 2,151,647 |
| Band 27 | 97,170.629 | 11.01 | 1,069,849 |
| Band 28 | 24,045.601 | 10.89 | 261,857 |
| Band 29 | 100,990.576 | 10.84 | 1,094,738 |
| Band 30 | 47,130.141 | 10.59 | 499,108 |
| Band 31 | 22,655.343 | 10.47 | 237,201 |
| Band 32 | 1,288.931 | 10.24 | 13,199 |
| Band 34 | 5,525.578 | 9.96 | 55,035 |
| Band 35 | 54,754.636 | 11.45 | 626,941 |
| Band 36 | 20,559.112 | 11.27 | 231,701 |
| Band 37 | 16,919.306 | 11.14 | 188,481 |
| Band 38 | 265,009.808 | 12.18 | 3,227,819 |
| Band 39 | 68,611.669 | 12.02 | 824,712 |
| Band 40 | 10,224.722 | 11.90 | 121,674 |
| Band 41 | 50,920.751 | 11.14 | 567,257 |
| Band 42 | 11,204.346 | 10.99 | 123,136 |
| Band 43 | 92,293.489 | 10.89 | 1,005,076 |
| Band 44 | 2,165.504 | 9.47 | 20,507 |
| Band 45 | 6,839.900 | 9.31 | 63,679 |
| Band 46 | 1,698,305.272 | 8.72 | 14,809,222 |
| Band 47 | 69,884.359 | 8.84 | 617,778 |
| Band 50 | 1,073.890 | 8.49 | 9,117 |
| Band 55 | 1,839.536 | 8.57 | 15,765 |
| Band 56 | 136,837.323 | 8.33 | 1,139,855 |
| Band 57 | 9,071.167 | 8.24 | 74,746 |
| | 15,876,485.808 | | $ 164,293,332 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 169,378.960 | $ 11.63 | $ 1,969,877 |
| Band 36 | 7,451.097 | 11.52 | 85,837 |
| Band 37 | 5,415.621 | 11.44 | 61,955 |
| Band 38 | 11,060.899 | 11.49 | 127,090 |
| Band 39 | 8,846.519 | 11.39 | 100,762 |
| | 202,153.096 | | $ 2,345,521 |
| **ING Van Kampen Equity and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 7,883.962 | $ 11.36 | $ 89,562 |
| Band 4 | 113,621.695 | 11.23 | 1,275,972 |
| Band 5 | 30,430.599 | 11.20 | 340,823 |
| Band 6 | 2,591,371.209 | 11.15 | 28,893,789 |
| Band 7 | 864,370.585 | 11.12 | 9,611,801 |
| Band 8 | 916,528.877 | 11.07 | 10,145,975 |
| Band 9 | 226,148.031 | 11.04 | 2,496,674 |
| Band 10 | 3,059,374.827 | 11.01 | 33,683,717 |
| Band 11 | 686,959.807 | 10.99 | 7,549,688 |
| Band 12 | 222,360.191 | 10.96 | 2,437,068 |
| Band 13 | 979,825.506 | 10.94 | 10,719,291 |
| Band 14 | 1,395,112.761 | 10.88 | 15,178,827 |
| Band 15 | 1,088,308.225 | 10.86 | 11,819,027 |
| Band 16 | 153,099.743 | 10.80 | 1,653,477 |
| Band 17 | 988,592.611 | 10.78 | 10,657,028 |
| Band 18 | 9,725.390 | 10.75 | 104,548 |
| Band 19 | 66,180.791 | 10.70 | 708,134 |
| Band 20 | 545,404.969 | 10.91 | 5,950,368 |
| Band 21 | 92,793.378 | 10.83 | 1,004,952 |
| Band 25 | 9,772.607 | 9.60 | 93,817 |
| Band 26 | 222,056.885 | 11.39 | 2,529,228 |
| Band 27 | 89,492.745 | 11.22 | 1,004,109 |
| Band 28 | 30,725.819 | 11.14 | 342,286 |
| Band 29 | 102,769.850 | 11.12 | 1,142,801 |
| Band 30 | 35,620.910 | 10.96 | 390,405 |
| Band 31 | 12,316.372 | 10.88 | 134,002 |
| Band 32 | 6,060.712 | 10.73 | 65,031 |
| Band 35 | 211,728.474 | 11.76 | 2,489,927 |
| Band 36 | 46,753.046 | 11.57 | 540,933 |
| Band 37 | 35,837.140 | 11.43 | 409,619 |
| Band 38 | 675,825.565 | 13.99 | 9,454,800 |
| Band 39 | 88,651.545 | 13.81 | 1,224,278 |
| Band 40 | 90,006.009 | 13.67 | 1,230,382 |
| Band 41 | 6,396.969 | 10.96 | 70,111 |
| Band 42 | 590.122 | 10.86 | 6,409 |
| Band 43 | 52,944.202 | 10.78 | 570,738 |
| Band 45 | 2,887.567 | 10.52 | 30,377 |
| Band 46 | 901,366.681 | 10.73 | 9,671,664 |

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio -<br>Service Class (continued)** | | | | | |
| Band 47 | 139,616.484 | $ | 10.65 | $ | 1,486,916 |
| Band 49 | 97,968.511 | | 9.12 | | 893,473 |
| Band 50 | 279.394 | | 8.73 | | 2,439 |
| Band 51 | 825.513 | | 8.66 | | 7,149 |
| Band 53 | 1,813.879 | | 8.76 | | 15,890 |
| Band 56 | 135,518.974 | | 9.28 | | 1,257,616 |
| Band 57 | 16,958.779 | | 9.17 | | 155,512 |
| Band 58 | 1,642.934 | | 9.13 | | 15,000 |
| | 17,054,520.845 | | | $ | 189,555,633 |
| **ING Strategic Allocation Conservative Portfolio -<br>Class S** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 14,294.846 | $ | 13.35 | $ | 190,836 |
| Band 36 | 16,592.636 | | 13.22 | | 219,355 |
| Band 38 | 59,209.312 | | 13.19 | | 780,971 |
| Band 39 | 12,318.966 | | 13.07 | | 161,009 |
| Band 40 | 83.617 | | 12.97 | | 1,085 |
| | 102,499.377 | | | $ | 1,353,256 |
| **ING Strategic Allocation Growth Portfolio - Class S** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 5,209.589 | $ | 14.25 | $ | 74,237 |
| Band 37 | 600.556 | | 14.02 | | 8,420 |
| Band 38 | 14,006.793 | | 14.08 | | 197,216 |
| Band 39 | 8,665.561 | | 13.95 | | 120,885 |
| Band 40 | 13,598.470 | | 13.85 | | 188,339 |
| | 42,080.969 | | | $ | 589,097 |
| **ING Strategic Allocation Moderate Portfolio - Class S** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 9,881.056 | $ | 13.81 | $ | 136,457 |
| Band 36 | 3,954.885 | | 13.68 | | 54,103 |
| Band 37 | 2,897.270 | | 13.59 | | 39,374 |
| Band 38 | 14,950.854 | | 13.65 | | 204,079 |
| Band 39 | 8,763.446 | | 13.52 | | 118,482 |
| Band 40 | 7,766.699 | | 13.43 | | 104,307 |
| | 48,214.210 | | | $ | 656,802 |
| **ING Growth and Income Portfolio - Class I** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 22 | 590.716 | $ | 7.89 | $ | 4,661 |
| Band 23 | 13,240.305 | | 7.87 | | 104,201 |
| | 13,831.021 | | | $ | 108,862 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Growth and Income Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 28,430.989 | $ 7.89 | $ 224,321 |
| Band 3 | 4,188.323 | 8.79 | 36,815 |
| Band 4 | 179,700.278 | 7.85 | 1,410,647 |
| Band 5 | 400,179.473 | 7.84 | 3,137,407 |
| Band 6 | 5,796,850.212 | 7.82 | 45,331,369 |
| Band 7 | 6,354,228.136 | 7.82 | 49,690,064 |
| Band 8 | 2,466,114.206 | 7.80 | 19,235,691 |
| Band 9 | 1,146,209.540 | 7.79 | 8,928,972 |
| Band 10 | 5,516,323.659 | 7.78 | 42,916,998 |
| Band 11 | 3,437,047.920 | 7.77 | 26,705,862 |
| Band 12 | 2,512,614.183 | 7.77 | 19,523,012 |
| Band 13 | 5,220,432.428 | 7.76 | 40,510,556 |
| Band 14 | 7,919,871.291 | 7.74 | 61,299,804 |
| Band 15 | 1,432,459.014 | 7.73 | 11,072,908 |
| Band 16 | 301,735.484 | 7.71 | 2,326,381 |
| Band 17 | 3,888,232.014 | 7.71 | 29,978,269 |
| Band 18 | 176,851.966 | 7.70 | 1,361,760 |
| Band 19 | 443,527.444 | 7.68 | 3,406,291 |
| Band 20 | 3,239,497.454 | 7.75 | 25,106,105 |
| Band 21 | 781,648.148 | 7.72 | 6,034,324 |
| Band 24 | 243.158 | 7.98 | 1,940 |
| Band 25 | 96,047.848 | 8.84 | 849,063 |
| Band 26 | 1,371,536.859 | 7.90 | 10,835,141 |
| Band 27 | 536,639.466 | 7.85 | 4,212,620 |
| Band 28 | 234,733.829 | 7.82 | 1,835,619 |
| Band 29 | 980,062.927 | 7.82 | 7,664,092 |
| Band 30 | 505,909.756 | 7.76 | 3,925,860 |
| Band 31 | 365,488.711 | 7.74 | 2,828,883 |
| Band 34 | 1,822.304 | 7.63 | 13,904 |
| Band 35 | 255,789.713 | 13.34 | 3,412,235 |
| Band 36 | 17,392.188 | 13.16 | 228,881 |
| Band 37 | 12,341.285 | 13.03 | 160,807 |
| Band 38 | 319,762.855 | 12.51 | 4,000,233 |
| Band 39 | 36,826.090 | 12.35 | 454,802 |
| Band 40 | 24,450.923 | 12.23 | 299,035 |
| Band 41 | 48,326.476 | 7.77 | 375,497 |
| Band 42 | 11,849.832 | 7.73 | 91,599 |
| Band 43 | 78,125.332 | 7.71 | 602,346 |
| Band 44 | 583.952 | 7.65 | 4,467 |
| Band 45 | 6,183.694 | 7.62 | 47,120 |
| Band 46 | 1,590,312.139 | 7.69 | 12,229,500 |
| Band 47 | 185,965.936 | 7.66 | 1,424,499 |
| Band 50 | 449.831 | 8.33 | 3,747 |
| Band 51 | 1,608.162 | 8.29 | 13,332 |
| Band 52 | 307.774 | 8.38 | 2,579 |
| Band 54 | 3,531.157 | 8.30 | 29,309 |
| Band 56 | 20,311.861 | 8.42 | 171,026 |
| | 57,952,746.220 | | $ 453,955,692 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---:|---:|---:|
| **ING GET U.S. Core Portfolio - Series 5** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 5,306.511 | $ 10.46 | $ 55,506 |
| Band 9 | 12,668.435 | 10.34 | 130,992 |
| Band 10 | 166,345.660 | 10.31 | 1,715,024 |
| Band 13 | 286.448 | 10.22 | 2,927 |
| Band 15 | 47,441.750 | 10.14 | 481,059 |
| Band 20 | 14,686.396 | 10.19 | 149,654 |
| Band 21 | 62,315.591 | 10.11 | 630,011 |
| Band 26 | 218,409.806 | 10.72 | 2,341,353 |
| Band 27 | 84,882.998 | 10.54 | 894,667 |
| Band 28 | 21,863.074 | 10.45 | 228,469 |
| Band 29 | 416,300.519 | 10.42 | 4,337,851 |
| Band 30 | 259,125.298 | 10.24 | 2,653,443 |
| Band 31 | 60,681.167 | 10.16 | 616,521 |
| Band 38 | 5,465.720 | 10.69 | 58,429 |
| Band 39 | 2,205.401 | 10.57 | 23,311 |
| | 1,377,984.774 | | $ 14,319,217 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 2,083.244 | $ 10.23 | $ 21,312 |
| Band 9 | 37,440.400 | 10.12 | 378,897 |
| Band 10 | 38,371.274 | 10.10 | 387,550 |
| Band 12 | 1,472.044 | 10.04 | 14,779 |
| Band 13 | 10,612.229 | 10.02 | 106,335 |
| Band 15 | 44,475.237 | 9.94 | 442,084 |
| Band 19 | 2,766.372 | 9.78 | 27,055 |
| Band 20 | 2,768.175 | 9.99 | 27,654 |
| Band 21 | 55,420.419 | 9.91 | 549,216 |
| Band 26 | 292,974.490 | 10.48 | 3,070,373 |
| Band 27 | 87,940.688 | 10.31 | 906,668 |
| Band 28 | 90,047.557 | 10.23 | 921,187 |
| Band 29 | 491,693.637 | 10.20 | 5,015,275 |
| Band 30 | 128,179.244 | 10.04 | 1,286,920 |
| Band 31 | 90,605.292 | 9.96 | 902,429 |
| Band 38 | 30,966.714 | 10.46 | 323,912 |
| Band 39 | 3,077.961 | 10.35 | 31,857 |
| Band 45 | 707.837 | 9.61 | 6,802 |
| | 1,411,602.814 | | $ 14,420,305 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 7** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 290.312 | $ 10.16 | $ 2,950 |
| Band 9 | 63,562.802 | 10.06 | 639,442 |
| Band 10 | 27,680.510 | 10.03 | 277,636 |
| Band 13 | 5,506.583 | 9.96 | 54,846 |
| Band 15 | 26,445.320 | 9.88 | 261,280 |
| Band 20 | 7,267.375 | 9.93 | 72,165 |
| Band 21 | 32,044.062 | 9.86 | 315,954 |
| Band 26 | 163,025.916 | 10.40 | 1,695,470 |
| Band 27 | 36,000.336 | 10.24 | 368,643 |
| Band 28 | 6,050.572 | 10.16 | 61,474 |
| Band 29 | 492,889.449 | 10.13 | 4,992,970 |
| Band 30 | 91,285.729 | 9.98 | 911,032 |
| Band 31 | 79,274.006 | 9.90 | 784,813 |
| Band 33 | 701.526 | 9.66 | 6,777 |
| Band 44 | 688.148 | 9.65 | 6,641 |
| | 1,032,712.646 | | $ 10,452,093 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 8** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 206.677 | $ 10.22 | $ 2,112 |
| Band 9 | 2,591.889 | 10.12 | 26,230 |
| Band 10 | 58,166.783 | 10.09 | 586,903 |
| Band 13 | 304.236 | 10.02 | 3,048 |
| Band 15 | 3,198.558 | 9.94 | 31,794 |
| Band 21 | 15,142.954 | 9.92 | 150,218 |
| Band 26 | 133,076.724 | 10.44 | 1,389,321 |
| Band 27 | 38,737.354 | 10.29 | 398,607 |
| Band 28 | 20,650.090 | 10.21 | 210,837 |
| Band 29 | 197,363.239 | 10.19 | 2,011,131 |
| Band 30 | 36,814.930 | 10.04 | 369,622 |
| Band 31 | 31,345.506 | 9.96 | 312,201 |
| Band 35 | 287.178 | 10.54 | 3,027 |
| Band 38 | 5,043.904 | 10.42 | 52,557 |
| | 542,930.022 | | $ 5,547,608 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 9** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 4,089.482 | $ 10.08 | $ 41,222 |
| Band 10 | 14,386.672 | 10.06 | 144,730 |
| Band 13 | 1,495.143 | 9.99 | 14,936 |
| Band 15 | 578.769 | 9.92 | 5,741 |
| Band 20 | 4,080.531 | 9.96 | 40,642 |
| Band 21 | 988.404 | 9.89 | 9,775 |
| Band 26 | 127,288.048 | 10.38 | 1,321,250 |
| Band 27 | 103,224.130 | 10.24 | 1,057,015 |
| Band 28 | 73,937.781 | 10.17 | 751,947 |
| Band 29 | 121,814.095 | 10.15 | 1,236,413 |
| Band 30 | 10,802.235 | 10.01 | 108,130 |
| Band 31 | 28,289.257 | 9.94 | 281,195 |
| Band 39 | 12,859.894 | 10.27 | 132,071 |
| | 503,834.441 | | $ 5,145,067 |
| **ING GET U.S. Core Portfolio - Series 10** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 14,069.107 | $ 9.92 | $ 139,566 |
| Band 10 | 44,828.791 | 9.90 | 443,805 |
| Band 13 | 13,228.180 | 9.84 | 130,165 |
| Band 15 | 397.769 | 9.77 | 3,886 |
| Band 20 | 3,175.170 | 9.81 | 31,148 |
| Band 21 | 301.477 | 9.75 | 2,939 |
| Band 26 | 63,159.101 | 10.21 | 644,854 |
| Band 27 | 2,826.987 | 10.07 | 28,468 |
| Band 28 | 59.432 | 10.01 | 595 |
| Band 29 | 95,548.018 | 9.98 | 953,569 |
| Band 30 | 12,138.530 | 9.85 | 119,565 |
| Band 31 | 146,881.996 | 9.79 | 1,437,975 |
| Band 35 | 14,892.423 | 10.30 | 153,392 |
| | 411,506.981 | | $ 4,089,927 |
| **ING GET U.S. Core Portfolio - Series 11** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 13,141.882 | $ 10.10 | $ 132,733 |
| Band 10 | 31,098.431 | 10.08 | 313,472 |
| Band 13 | 2,941.876 | 10.02 | 29,478 |
| Band 15 | 50,628.763 | 9.96 | 504,262 |
| Band 21 | 62,551.065 | 9.94 | 621,758 |
| Band 26 | 92,364.677 | 10.38 | 958,745 |
| Band 27 | 72,743.804 | 10.25 | 745,624 |
| Band 28 | 12,071.914 | 10.18 | 122,892 |
| Band 29 | 66,918.473 | 10.16 | 679,892 |
| Band 30 | 147,968.311 | 10.04 | 1,485,602 |
| Band 31 | 11,191.315 | 9.97 | 111,577 |
| Band 39 | 1.328 | 10.27 | 14 |
| Band 44 | 1,300.571 | 9.77 | 12,707 |
| | 564,922.410 | | $ 5,718,756 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 12** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 7,553.713 | $ 10.08 | $ 76,141 |
| Band 10 | 16,597.042 | 10.06 | 166,966 |
| Band 13 | 434.037 | 10.00 | 4,340 |
| Band 15 | 3,145.354 | 9.94 | 31,265 |
| Band 21 | 6,015.915 | 9.92 | 59,678 |
| Band 26 | 10,004.643 | 10.33 | 103,348 |
| Band 27 | 40,352.564 | 10.21 | 412,000 |
| Band 29 | 100,574.861 | 10.13 | 1,018,823 |
| Band 30 | 30,503.366 | 10.02 | 305,644 |
| Band 31 | 3,840.495 | 9.96 | 38,251 |
| Band 34 | 1,611.445 | 9.71 | 15,647 |
| | 220,633.435 | | $ 2,232,103 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 13** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 5,366.558 | $ 9.94 | $ 53,344 |
| Band 10 | 2,623.053 | 9.93 | 26,047 |
| Band 15 | 6,901.660 | 9.82 | 67,774 |
| Band 26 | 644,619.132 | 10.17 | 6,555,777 |
| Band 27 | 475,017.774 | 10.07 | 4,783,429 |
| Band 28 | 306,027.145 | 10.01 | 3,063,332 |
| Band 29 | 88,477.380 | 9.99 | 883,889 |
| Band 30 | 20,646.072 | 9.89 | 204,190 |
| Band 31 | 17,356.940 | 9.83 | 170,619 |
| | 1,567,035.714 | | $ 15,808,401 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 14** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 223,450.858 | $ 10.00 | $ 2,234,509 |
| Band 10 | 8,202.043 | 9.99 | 81,938 |
| Band 13 | 87,893.757 | 9.94 | 873,664 |
| Band 14 | 11,136.351 | 9.91 | 110,361 |
| Band 15 | 64,940.240 | 9.89 | 642,259 |
| Band 19 | 1,477.135 | 9.80 | 14,476 |
| Band 21 | 2,936.741 | 9.88 | 29,015 |
| Band 26 | 1,646,495.252 | 10.20 | 16,794,252 |
| Band 27 | 1,125,056.075 | 10.11 | 11,374,317 |
| Band 28 | 570,262.503 | 10.06 | 5,736,841 |
| Band 29 | 367,222.659 | 10.05 | 3,690,588 |
| Band 30 | 343,841.980 | 9.95 | 3,421,228 |
| Band 31 | 36,839.413 | 9.91 | 365,079 |
| Band 34 | 238.563 | 9.72 | 2,319 |
| | 4,489,993.570 | | $ 45,370,846 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Science and Technology Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 9,479.170 | $ 9.85 | $ 93,370 |
| Band 4 | 67,035.377 | 9.81 | 657,617 |
| Band 5 | 21,222.226 | 9.80 | 207,978 |
| Band 6 | 2,801,526.799 | 9.78 | 27,398,932 |
| Band 7 | 1,682,917.317 | 9.78 | 16,458,931 |
| Band 8 | 2,021,361.469 | 9.76 | 19,728,488 |
| Band 9 | 117,721.194 | 9.75 | 1,147,782 |
| Band 10 | 3,822,702.105 | 9.74 | 37,233,119 |
| Band 11 | 817,124.781 | 9.73 | 7,950,624 |
| Band 12 | 220,402.397 | 9.73 | 2,144,515 |
| Band 13 | 1,517,673.642 | 9.72 | 14,751,788 |
| Band 14 | 2,338,893.010 | 9.70 | 22,687,262 |
| Band 15 | 1,620,778.871 | 9.69 | 15,705,347 |
| Band 16 | 209,930.867 | 9.68 | 2,032,131 |
| Band 17 | 2,115,655.993 | 9.67 | 20,458,393 |
| Band 18 | 15,180.634 | 9.66 | 146,645 |
| Band 19 | 74,814.021 | 9.64 | 721,207 |
| Band 20 | 913,439.882 | 9.71 | 8,869,501 |
| Band 21 | 128,597.783 | 9.68 | 1,244,827 |
| Band 25 | 1,082.939 | 9.87 | 10,689 |
| Band 26 | 38,668.439 | 9.86 | 381,271 |
| Band 27 | 10,449.864 | 9.81 | 102,513 |
| Band 28 | 3,608.130 | 9.78 | 35,288 |
| Band 29 | 168,045.153 | 9.78 | 1,643,482 |
| Band 30 | 8,547.691 | 9.73 | 83,169 |
| Band 31 | 4,612.321 | 9.70 | 44,740 |
| Band 33 | 566.074 | 9.62 | 5,446 |
| Band 35 | 15,671.047 | 14.51 | 227,387 |
| Band 36 | 4,788.443 | 14.37 | 68,810 |
| Band 37 | 11,429.990 | 14.27 | 163,106 |
| Band 38 | 198,179.769 | 14.34 | 2,841,898 |
| Band 39 | 26,006.105 | 14.20 | 369,287 |
| Band 40 | 27,723.322 | 14.10 | 390,899 |
| Band 41 | 24,129.598 | 9.73 | 234,781 |
| Band 42 | 17,150.683 | 9.69 | 166,190 |
| Band 43 | 27,664.483 | 9.67 | 267,516 |
| Band 45 | 11,796.237 | 9.58 | 113,008 |
| Band 46 | 1,329,604.751 | 9.65 | 12,830,686 |
| Band 47 | 183,442.550 | 9.63 | 1,766,552 |
| Band 50 | 298.233 | 9.72 | 2,899 |
| Band 51 | 485.428 | 9.67 | 4,694 |
| Band 52 | 2,454.174 | 9.78 | 24,002 |
| Band 55 | 11,080.566 | 9.76 | 108,146 |
| Band 56 | 155,101.496 | 9.83 | 1,524,648 |
| Band 57 | 22,105.675 | 9.74 | 215,309 |
| Band 59 | 992.718 | 9.64 | 9,570 |
| Band 60 | 987.235 | 9.75 | 9,626 |
| | 22,823,130.652 | | $ 223,284,069 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Dow Jones Euro STOXX 50 Index Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 1,283.685 | $ 9.81 | $ 12,593 |
| Band 6 | 7,459.261 | 9.81 | 73,175 |
| Band 7 | 4,082.661 | 9.81 | 40,051 |
| Band 8 | 1,961.263 | 9.81 | 19,240 |
| Band 9 | 1,521.254 | 9.81 | 14,924 |
| Band 10 | 6,282.354 | 9.81 | 61,630 |
| Band 11 | 5,066.873 | 9.80 | 49,655 |
| Band 12 | 455.208 | 9.80 | 4,461 |
| Band 13 | 1,770.435 | 9.80 | 17,350 |
| Band 14 | 11,617.236 | 9.80 | 113,849 |
| Band 15 | 1,622.996 | 9.80 | 15,905 |
| Band 17 | 2,198.394 | 9.80 | 21,544 |
| Band 19 | 2,813.665 | 9.79 | 27,546 |
| Band 20 | 4,104.114 | 9.80 | 40,220 |
| Band 29 | 36.979 | 9.81 | 363 |
| Band 46 | 7,999.313 | 9.79 | 78,313 |
| Band 56 | 1,795.520 | 9.82 | 17,632 |
| | 62,071.211 | | $ 608,451 |
| **ING FTSE 100 Index Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 498.489 | $ 10.27 | $ 5,119 |
| Band 6 | 5,674.025 | 10.26 | 58,215 |
| Band 7 | 6,841.660 | 10.26 | 70,195 |
| Band 8 | 5,356.496 | 10.26 | 54,958 |
| Band 10 | 4,459.883 | 10.26 | 45,758 |
| Band 11 | 4,770.869 | 10.26 | 48,949 |
| Band 12 | 432.957 | 10.26 | 4,442 |
| Band 13 | 723.415 | 10.25 | 7,415 |
| Band 14 | 28,776.309 | 10.25 | 294,957 |
| Band 15 | 3,105.327 | 10.25 | 31,830 |
| Band 17 | 3,728.283 | 10.25 | 38,215 |
| Band 19 | 2,700.242 | 10.24 | 27,650 |
| Band 20 | 798.198 | 10.25 | 8,182 |
| Band 46 | 5,622.706 | 10.25 | 57,633 |
| Band 56 | 164.899 | 10.27 | 1,694 |
| | 73,653.758 | | $ 755,212 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Hang Seng Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 9,425.132 | $ 12.98 | $ 122,338 |
| Band 5 | 581.684 | 12.97 | 7,544 |
| Band 6 | 453,759.980 | 12.96 | 5,880,729 |
| Band 7 | 104,664.673 | 12.96 | 1,356,454 |
| Band 8 | 241,620.292 | 12.95 | 3,128,983 |
| Band 9 | 6,043.209 | 12.94 | 78,199 |
| Band 10 | 594,631.379 | 12.94 | 7,694,530 |
| Band 11 | 97,826.439 | 12.93 | 1,264,896 |
| Band 12 | 8,843.290 | 12.93 | 114,344 |
| Band 13 | 259,226.934 | 12.92 | 3,349,212 |
| Band 14 | 280,354.848 | 12.92 | 3,622,185 |
| Band 15 | 297,730.899 | 12.91 | 3,843,706 |
| Band 16 | 29,533.591 | 12.90 | 380,983 |
| Band 17 | 372,749.065 | 12.90 | 4,808,463 |
| Band 18 | 277.779 | 12.89 | 3,581 |
| Band 19 | 80,340.323 | 12.88 | 1,034,783 |
| Band 20 | 99,481.741 | 12.92 | 1,285,304 |
| Band 21 | 5,118.165 | 12.91 | 66,076 |
| Band 26 | 12,051.928 | 13.00 | 156,675 |
| Band 27 | 1,235.538 | 12.98 | 16,037 |
| Band 28 | 766.147 | 12.96 | 9,929 |
| Band 29 | 1,661.845 | 12.96 | 21,538 |
| Band 30 | 1,063.875 | 12.93 | 13,756 |
| Band 31 | 38.533 | 12.92 | 498 |
| Band 38 | 557.962 | 13.00 | 7,254 |
| Band 41 | 5,306.350 | 12.93 | 68,611 |
| Band 43 | 3,460.137 | 12.90 | 44,636 |
| Band 46 | 156,910.884 | 12.89 | 2,022,581 |
| Band 47 | 80,766.963 | 12.87 | 1,039,471 |
| Band 56 | 18,363.109 | 12.99 | 238,537 |
| Band 59 | 737.822 | 12.88 | 9,503 |
| | 3,225,130.516 | | $ 41,691,336 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus LargeCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 9,286.357 | $ 9.13 | $ 84,784 |
| Band 4 | 76,820.583 | 8.93 | 686,008 |
| Band 5 | 31,879.034 | 8.89 | 283,405 |
| Band 6 | 1,178,124.209 | 8.82 | 10,391,056 |
| Band 7 | 938,031.905 | 8.78 | 8,235,920 |
| Band 8 | 705,055.262 | 8.71 | 6,141,031 |
| Band 9 | 617,261.020 | 8.67 | 5,351,653 |
| Band 10 | 1,191,004.539 | 8.63 | 10,278,369 |
| Band 11 | 218,163.512 | 8.59 | 1,874,025 |
| Band 12 | 185,662.022 | 8.56 | 1,589,267 |
| Band 13 | 1,391,986.349 | 8.52 | 11,859,724 |
| Band 14 | 1,393,889.162 | 8.45 | 11,778,363 |
| Band 15 | 995,206.828 | 8.41 | 8,369,689 |
| Band 16 | 64,655.374 | 8.34 | 539,226 |
| Band 17 | 1,083,795.301 | 8.30 | 8,995,501 |
| Band 18 | 18,152.646 | 8.27 | 150,122 |
| Band 19 | 124,726.093 | 8.20 | 1,022,754 |
| Band 20 | 802,032.967 | 8.48 | 6,801,240 |
| Band 21 | 136,148.986 | 8.37 | 1,139,567 |
| Band 26 | 2,858,096.235 | 9.16 | 26,180,162 |
| Band 27 | 1,722,766.191 | 8.93 | 15,384,302 |
| Band 28 | 896,827.446 | 8.82 | 7,910,018 |
| Band 29 | 835,208.987 | 8.78 | 7,333,135 |
| Band 30 | 408,941.277 | 8.56 | 3,500,537 |
| Band 31 | 267,105.323 | 8.45 | 2,257,040 |
| Band 32 | 2,349.516 | 8.24 | 19,360 |
| Band 34 | 4,291.395 | 7.99 | 34,288 |
| Band 35 | 342,763.838 | 9.32 | 3,194,559 |
| Band 36 | 46,837.820 | 9.17 | 429,503 |
| Band 37 | 17,193.923 | 9.05 | 155,605 |
| Band 38 | 326,722.733 | 11.56 | 3,776,915 |
| Band 39 | 87,217.738 | 11.41 | 995,154 |
| Band 40 | 39,105.083 | 11.30 | 441,887 |
| Band 41 | 39,542.590 | 10.57 | 417,965 |
| Band 42 | 23,084.392 | 10.44 | 241,001 |
| Band 43 | 67,371.802 | 10.34 | 696,624 |
| Band 44 | 231.979 | 9.25 | 2,146 |
| Band 45 | 17,067.379 | 9.10 | 155,313 |
| Band 46 | 387,324.214 | 8.74 | 3,385,214 |
| Band 47 | 44,070.980 | 8.67 | 382,095 |
| Band 49 | 241,094.802 | 7.78 | 1,875,718 |
| Band 56 | 3,530.695 | 7.94 | 28,034 |
| | 19,840,628.487 | | $ 174,368,279 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus MidCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,639.601 | $ 11.19 | $ 18,347 |
| Band 4 | 94,168.127 | 12.43 | 1,170,510 |
| Band 5 | 20,443.637 | 12.52 | 255,954 |
| Band 6 | 1,377,177.793 | 10.94 | 15,066,325 |
| Band 7 | 504,401.972 | 12.36 | 6,234,408 |
| Band 8 | 793,765.242 | 10.85 | 8,612,353 |
| Band 9 | 279,708.668 | 12.20 | 3,412,446 |
| Band 10 | 1,330,207.704 | 10.47 | 13,927,275 |
| Band 11 | 217,931.937 | 10.75 | 2,342,768 |
| Band 12 | 70,780.940 | 10.72 | 758,772 |
| Band 13 | 628,781.201 | 12.00 | 7,545,374 |
| Band 14 | 941,512.811 | 10.63 | 10,008,281 |
| Band 15 | 668,325.786 | 11.84 | 7,912,977 |
| Band 16 | 50,739.740 | 10.54 | 534,797 |
| Band 17 | 1,071,000.892 | 10.51 | 11,256,219 |
| Band 18 | 873.165 | 10.48 | 9,151 |
| Band 19 | 31,119.094 | 10.12 | 314,925 |
| Band 20 | 316,701.401 | 10.35 | 3,277,860 |
| Band 21 | 151,636.809 | 10.26 | 1,555,794 |
| Band 26 | 370,245.089 | 12.90 | 4,776,162 |
| Band 27 | 176,016.204 | 12.57 | 2,212,524 |
| Band 28 | 65,856.817 | 12.41 | 817,283 |
| Band 29 | 144,667.174 | 12.36 | 1,788,086 |
| Band 30 | 109,901.051 | 12.04 | 1,323,209 |
| Band 31 | 81,039.546 | 11.89 | 963,560 |
| Band 32 | 1,395.289 | 11.60 | 16,185 |
| Band 34 | 2,738.383 | 11.25 | 30,807 |
| Band 35 | 203,063.925 | 13.12 | 2,664,199 |
| Band 36 | 35,037.971 | 12.90 | 451,990 |
| Band 37 | 9,314.057 | 12.74 | 118,661 |
| Band 38 | 469,863.884 | 13.56 | 6,371,354 |
| Band 39 | 110,985.772 | 13.38 | 1,484,990 |
| Band 40 | 40,315.530 | 13.25 | 534,181 |
| Band 41 | 40,006.467 | 12.04 | 481,678 |
| Band 42 | 31,708.015 | 11.88 | 376,691 |
| Band 43 | 74,620.744 | 11.77 | 878,286 |
| Band 44 | 195.277 | 10.30 | 2,011 |
| Band 45 | 18,546.096 | 9.90 | 183,606 |
| Band 46 | 642,796.477 | 9.54 | 6,132,278 |
| Band 47 | 66,645.448 | 9.47 | 631,132 |
| Band 49 | 136,359.209 | 8.13 | 1,108,600 |
| Band 50 | 4,525.218 | 8.84 | 40,003 |
| Band 55 | 5,079.716 | 8.92 | 45,311 |
| Band 56 | 11,262.939 | 8.57 | 96,523 |
| | 11,403,102.818 | | $ 127,743,846 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus SmallCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,382.960 | $ 10.52 | $ 14,549 |
| Band 4 | 72,831.442 | 11.75 | 855,769 |
| Band 5 | 17,939.524 | 12.25 | 219,759 |
| Band 6 | 1,101,849.528 | 10.28 | 11,327,013 |
| Band 7 | 340,525.614 | 12.10 | 4,120,360 |
| Band 8 | 583,022.910 | 10.19 | 5,941,003 |
| Band 9 | 228,207.108 | 11.94 | 2,724,793 |
| Band 10 | 1,187,131.312 | 9.81 | 11,645,758 |
| Band 11 | 192,806.990 | 10.10 | 1,947,351 |
| Band 12 | 31,227.155 | 10.07 | 314,457 |
| Band 13 | 638,276.429 | 11.74 | 7,493,365 |
| Band 14 | 776,161.562 | 9.99 | 7,753,854 |
| Band 15 | 470,166.765 | 11.59 | 5,449,233 |
| Band 16 | 56,007.983 | 9.90 | 554,479 |
| Band 17 | 879,987.535 | 9.87 | 8,685,477 |
| Band 18 | 3,778.482 | 9.84 | 37,180 |
| Band 19 | 54,347.046 | 9.48 | 515,210 |
| Band 20 | 221,305.769 | 9.70 | 2,146,666 |
| Band 21 | 99,169.625 | 9.61 | 953,020 |
| Band 26 | 277,070.968 | 12.63 | 3,499,406 |
| Band 27 | 115,495.605 | 12.31 | 1,421,751 |
| Band 28 | 50,748.579 | 12.15 | 616,595 |
| Band 29 | 104,544.744 | 12.10 | 1,264,991 |
| Band 30 | 75,694.300 | 11.79 | 892,436 |
| Band 31 | 64,676.841 | 11.64 | 752,838 |
| Band 32 | 889.638 | 11.35 | 10,097 |
| Band 34 | 3,846.327 | 11.01 | 42,348 |
| Band 35 | 98,259.044 | 12.84 | 1,261,646 |
| Band 36 | 7,266.260 | 12.63 | 91,773 |
| Band 37 | 3,876.610 | 12.47 | 48,341 |
| Band 38 | 215,411.269 | 12.93 | 2,785,268 |
| Band 39 | 35,395.662 | 12.77 | 452,003 |
| Band 40 | 10,615.515 | 12.64 | 134,180 |
| Band 41 | 35,011.844 | 11.38 | 398,435 |
| Band 42 | 23,391.175 | 11.23 | 262,683 |
| Band 43 | 82,249.762 | 11.13 | 915,440 |
| Band 44 | 1,324.265 | 9.67 | 12,806 |
| Band 45 | 11,810.157 | 9.27 | 109,480 |
| Band 46 | 591,242.095 | 8.57 | 5,066,945 |
| Band 47 | 53,319.176 | 8.51 | 453,746 |
| Band 49 | 106,170.853 | 7.64 | 811,145 |
| Band 52 | 235.629 | 8.09 | 1,906 |
| Band 55 | 2,975.989 | 8.06 | 23,986 |
| Band 56 | 51,778.168 | 8.74 | 452,541 |
| | 8,979,426.214 | | $ 94,482,082 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,319.185 | $ 7.68 | $ 10,131 |
| Band 4 | 35,561.623 | 7.64 | 271,691 |
| Band 5 | 2,774.055 | 7.64 | 21,194 |
| Band 6 | 1,391,857.745 | 7.62 | 10,605,956 |
| Band 7 | 588,677.391 | 7.62 | 4,485,722 |
| Band 8 | 780,457.124 | 7.60 | 5,931,474 |
| Band 9 | 78,837.947 | 7.60 | 599,168 |
| Band 10 | 1,647,469.677 | 7.59 | 12,504,295 |
| Band 11 | 248,135.970 | 7.58 | 1,880,871 |
| Band 12 | 32,929.851 | 7.57 | 249,279 |
| Band 13 | 619,575.605 | 7.57 | 4,690,187 |
| Band 14 | 622,916.777 | 7.55 | 4,703,022 |
| Band 15 | 540,618.626 | 7.55 | 4,081,671 |
| Band 16 | 80,553.519 | 7.53 | 606,568 |
| Band 17 | 644,875.339 | 7.53 | 4,855,911 |
| Band 18 | 18.598 | 7.52 | 140 |
| Band 19 | 21,769.111 | 7.51 | 163,486 |
| Band 20 | 250,060.009 | 7.56 | 1,890,454 |
| Band 21 | 21,333.911 | 7.54 | 160,858 |
| Band 25 | 676.064 | 13.97 | 9,445 |
| Band 26 | 95,951.352 | 7.68 | 736,906 |
| Band 27 | 42,816.384 | 7.64 | 327,117 |
| Band 28 | 21,735.843 | 7.62 | 165,627 |
| Band 29 | 47,603.869 | 7.61 | 362,265 |
| Band 30 | 16,248.823 | 7.57 | 123,004 |
| Band 31 | 27,335.719 | 7.55 | 206,385 |
| Band 34 | 1,011.473 | 7.47 | 7,556 |
| Band 35 | 39,191.583 | 13.99 | 548,290 |
| Band 36 | 3,309.826 | 13.96 | 46,205 |
| Band 37 | 4,335.502 | 13.95 | 60,480 |
| Band 38 | 292,920.103 | 7.68 | 2,249,626 |
| Band 39 | 69,714.024 | 13.94 | 971,813 |
| Band 40 | 15,114.664 | 13.92 | 210,396 |
| Band 41 | 8,245.009 | 7.58 | 62,497 |
| Band 42 | 4,564.534 | 7.55 | 34,462 |
| Band 43 | 10,038.930 | 7.53 | 75,593 |
| Band 44 | 216.766 | 7.48 | 1,621 |
| Band 45 | 1,105.812 | 7.46 | 8,249 |
| Band 46 | 328,038.381 | 7.51 | 2,463,568 |
| Band 47 | 49,609.323 | 7.49 | 371,574 |
| Band 49 | 159,371.139 | 10.81 | 1,722,802 |
| Band 56 | 145,256.239 | 7.66 | 1,112,663 |
| Band 57 | 719.645 | 7.58 | 5,455 |
| | 8,994,873.070 | | $ 69,595,677 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Japan Equity Index Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 3,050.521 | $ 9.86 | $ 30,078 |
| Band 7 | 464.795 | 9.86 | 4,583 |
| Band 8 | 1,762.098 | 9.86 | 17,374 |
| Band 10 | 2,610.389 | 9.85 | 25,712 |
| Band 11 | 1,511.892 | 9.85 | 14,892 |
| Band 12 | 377.699 | 9.85 | 3,720 |
| Band 13 | 79.289 | 9.85 | 781 |
| Band 14 | 9,576.673 | 9.85 | 94,330 |
| Band 15 | 2,545.274 | 9.85 | 25,071 |
| Band 17 | 22.673 | 9.85 | 223 |
| Band 19 | 2,857.918 | 9.84 | 28,122 |
| Band 20 | 695.648 | 9.85 | 6,852 |
| Band 38 | 660.160 | 9.87 | 6,516 |
| Band 46 | 6,042.383 | 9.84 | 59,457 |
| Band 47 | 487.836 | 9.84 | 4,800 |
| Band 56 | 171.844 | 9.87 | 1,696 |
| | 32,917.092 | | $ 324,207 |
| **ING Opportunistic Large Cap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 7,125.034 | $ 10.56 | $ 75,240 |
| Band 5 | 11,748.328 | 7.68 | 90,227 |
| Band 6 | 102,966.306 | 8.24 | 848,442 |
| Band 7 | 253,794.508 | 7.58 | 1,923,762 |
| Band 8 | 9,767.858 | 8.19 | 79,999 |
| Band 9 | 31,177.821 | 7.48 | 233,210 |
| Band 10 | 64,095.366 | 9.21 | 590,318 |
| Band 11 | 106,365.633 | 8.13 | 864,753 |
| Band 12 | 45,990.122 | 8.12 | 373,440 |
| Band 13 | 105,381.985 | 7.35 | 774,558 |
| Band 14 | 155,416.458 | 8.07 | 1,254,211 |
| Band 15 | 32,278.643 | 7.26 | 234,343 |
| Band 16 | 12,497.037 | 8.02 | 100,226 |
| Band 17 | 21,934.269 | 8.00 | 175,474 |
| Band 18 | 5,296.404 | 7.98 | 42,265 |
| Band 19 | 4,939.217 | 8.89 | 43,910 |
| Band 20 | 57,270.545 | 9.10 | 521,162 |
| Band 21 | 21,092.000 | 9.02 | 190,250 |
| Band 25 | 463.316 | 8.41 | 3,896 |
| Band 26 | 84,799.264 | 7.91 | 670,762 |
| Band 27 | 55,684.726 | 7.71 | 429,329 |
| Band 28 | 17,761.348 | 7.61 | 135,164 |
| Band 29 | 37,085.310 | 7.58 | 281,107 |
| Band 30 | 17,131.187 | 7.38 | 126,428 |
| Band 31 | 19,290.632 | 7.29 | 140,629 |
| Band 34 | 2,912.517 | 6.90 | 20,096 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Opportunistic Large Cap Portfolio - Class S (continued)** | | | |
| Band 35 | 18,676.274 | $ 8.04 | $ 150,157 |
| Band 36 | 3,993.162 | 7.91 | 31,586 |
| Band 37 | 2,620.844 | 7.81 | 20,469 |
| Band 38 | 37,323.815 | 11.12 | 415,041 |
| Band 39 | 2,562.069 | 10.98 | 28,132 |
| Band 40 | 3,146.287 | 10.87 | 34,200 |
| Band 41 | 1,843.834 | 10.23 | 18,862 |
| Band 42 | 819.165 | 10.10 | 8,274 |
| Band 43 | 29,143.960 | 10.01 | 291,731 |
| | 1,384,395.244 | | $ 11,221,653 |
| **ING Russell™ Global Large Cap Index 75% Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 90.767 | $ 12.95 | $ 1,175 |
| Band 6 | 327,067.695 | 10.06 | 3,290,301 |
| Band 7 | 16,803.126 | 10.05 | 168,871 |
| Band 8 | 129,799.432 | 10.04 | 1,303,186 |
| Band 9 | 1,569.343 | 10.03 | 15,741 |
| Band 10 | 536,637.838 | 10.02 | 5,377,111 |
| Band 11 | 46,086.505 | 10.02 | 461,787 |
| Band 12 | 181.045 | 10.01 | 1,812 |
| Band 13 | 192,768.458 | 10.00 | 1,927,685 |
| Band 14 | 52,020.103 | 9.99 | 519,681 |
| Band 15 | 143,268.875 | 9.98 | 1,429,823 |
| Band 16 | 29,157.227 | 9.97 | 290,698 |
| Band 17 | 57,088.398 | 9.96 | 568,600 |
| Band 19 | 3,453.880 | 9.94 | 34,332 |
| Band 20 | 17,862.006 | 10.00 | 178,620 |
| Band 26 | 1,989.681 | 12.98 | 25,826 |
| Band 30 | 3,531.115 | 12.91 | 45,587 |
| Band 41 | 591.696 | 12.91 | 7,639 |
| Band 43 | 1,552.363 | 12.88 | 19,994 |
| Band 46 | 34,822.528 | 9.95 | 346,484 |
| Band 47 | 14,284.630 | 9.93 | 141,846 |
| Band 56 | 97,988.737 | 10.09 | 988,706 |
| Band 57 | 9,219.266 | 10.02 | 92,377 |
| | 1,717,834.714 | | $ 17,237,882 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Growth Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 5,185.243 | $ 11.75 | $ 60,927 |
| Band 3 | 1,907.597 | 11.73 | 22,376 |
| Band 4 | 31,978.776 | 12.70 | 406,130 |
| Band 5 | 48,549.013 | 12.70 | 616,572 |
| Band 6 | 1,607,178.101 | 12.69 | 20,395,090 |
| Band 7 | 1,395,258.133 | 12.68 | 17,691,873 |
| Band 8 | 271,572.530 | 12.68 | 3,443,540 |
| Band 9 | 91,762.684 | 12.67 | 1,162,633 |
| Band 10 | 1,093,133.573 | 12.67 | 13,850,002 |
| Band 11 | 565,479.020 | 12.66 | 7,158,964 |
| Band 12 | 419,483.134 | 12.66 | 5,310,656 |
| Band 13 | 723,427.773 | 12.65 | 9,151,361 |
| Band 14 | 1,511,568.085 | 12.64 | 19,106,221 |
| Band 15 | 315,446.731 | 12.64 | 3,987,247 |
| Band 16 | 29,883.130 | 12.63 | 377,424 |
| Band 17 | 774,537.311 | 12.62 | 9,774,661 |
| Band 18 | 16,369.455 | 12.62 | 206,583 |
| Band 19 | 80,524.404 | 12.61 | 1,015,413 |
| Band 20 | 1,216,920.251 | 12.65 | 15,394,041 |
| Band 21 | 124,326.639 | 12.63 | 1,570,245 |
| Band 25 | 10,217.870 | 11.76 | 120,162 |
| Band 26 | 150,545.485 | 12.73 | 1,916,444 |
| Band 27 | 88,759.963 | 12.70 | 1,127,252 |
| Band 28 | 23,575.005 | 12.69 | 299,167 |
| Band 29 | 86,341.398 | 12.68 | 1,094,809 |
| Band 30 | 24,416.911 | 12.66 | 309,118 |
| Band 31 | 50,631.672 | 12.64 | 639,984 |
| Band 33 | 155.587 | 12.60 | 1,960 |
| Band 34 | 2,641.977 | 12.58 | 33,236 |
| Band 35 | 86,924.879 | 12.75 | 1,108,292 |
| Band 36 | 2,369.837 | 12.73 | 30,168 |
| Band 37 | 879.546 | 12.72 | 11,188 |
| Band 38 | 27,987.165 | 12.73 | 356,277 |
| Band 39 | 8,190.939 | 12.71 | 104,107 |
| Band 40 | 13,083.046 | 12.69 | 166,024 |
| Band 41 | 21,029.990 | 12.66 | 266,240 |
| Band 42 | 18,876.116 | 12.64 | 238,594 |
| Band 43 | 20,374.276 | 12.62 | 257,123 |
| Band 46 | 202,887.392 | 12.61 | 2,558,410 |
| Band 47 | 23,351.179 | 12.60 | 294,225 |
| Band 54 | 2,784.556 | 12.63 | 35,169 |
| Band 55 | 1,887.099 | 12.68 | 23,928 |
| Band 56 | 10,131.666 | 12.71 | 128,773 |
| Band 57 | 7,735.240 | 12.66 | 97,928 |
| | 11,210,270.377 | | $ 141,920,537 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 5,942.760 | $ 8.15 | $ 48,433 |
| Band 2 | 247,973.391 | 8.23 | 2,040,821 |
| Band 3 | 3,298.074 | 12.87 | 42,446 |
| Band 4 | 404,144.907 | 8.19 | 3,309,947 |
| Band 5 | 190,804.093 | 8.19 | 1,562,686 |
| Band 6 | 6,524,523.729 | 8.17 | 53,305,359 |
| Band 7 | 5,261,284.066 | 8.16 | 42,932,078 |
| Band 8 | 5,953,643.152 | 8.15 | 48,522,192 |
| Band 9 | 781,915.641 | 8.14 | 6,364,793 |
| Band 10 | 3,566,009.477 | 8.13 | 28,991,657 |
| Band 11 | 6,625,442.496 | 8.13 | 53,864,847 |
| Band 12 | 1,134,061.560 | 8.12 | 9,208,580 |
| Band 13 | 3,311,747.189 | 8.11 | 26,858,270 |
| Band 14 | 4,297,103.994 | 8.10 | 34,806,542 |
| Band 15 | 1,537,427.157 | 8.09 | 12,437,786 |
| Band 16 | 84,852.844 | 8.08 | 685,611 |
| Band 17 | 1,532,904.534 | 8.07 | 12,370,540 |
| Band 18 | 57,424.632 | 8.06 | 462,843 |
| Band 19 | 156,430.324 | 8.05 | 1,259,264 |
| Band 20 | 1,447,166.113 | 8.11 | 11,736,517 |
| Band 21 | 285,823.355 | 8.08 | 2,309,453 |
| Band 22 | 496.934 | 11.75 | 5,839 |
| Band 23 | 8,735.294 | 11.75 | 102,640 |
| Band 25 | 77,487.215 | 12.91 | 1,000,360 |
| Band 26 | 142,141.021 | 8.24 | 1,171,242 |
| Band 27 | 68,097.554 | 8.19 | 557,719 |
| Band 28 | 43,873.333 | 8.17 | 358,445 |
| Band 29 | 280,224.009 | 8.16 | 2,286,628 |
| Band 30 | 69,658.686 | 8.12 | 565,629 |
| Band 31 | 23,681.586 | 8.10 | 191,821 |
| Band 38 | 29,608.050 | 8.23 | 243,674 |
| Band 41 | 365,082.094 | 8.12 | 2,964,467 |
| Band 42 | 9,428.371 | 8.09 | 76,276 |
| Band 43 | 71,920.059 | 8.07 | 580,395 |
| Band 45 | 279.921 | 8.00 | 2,239 |
| Band 46 | 775,612.330 | 8.06 | 6,251,435 |
| Band 47 | 92,361.924 | 8.03 | 741,666 |
| Band 50 | 10,898.289 | 8.11 | 88,385 |
| Band 56 | 274,732.317 | 8.21 | 2,255,552 |
| Band 57 | 1,696.844 | 8.13 | 13,795 |
| Band 60 | 205.464 | 8.14 | 1,672 |
| | 45,756,144.783 | | $ 372,580,544 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Value Index Portfolio -** | | | |
| **Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 558.492 | $ 12.55 | $ 7,009 |
| Band 4 | 56,116.065 | 12.53 | 703,134 |
| Band 5 | 62.438 | 12.52 | 782 |
| Band 6 | 130,419.939 | 12.51 | 1,631,553 |
| Band 7 | 61,957.913 | 12.51 | 775,093 |
| Band 8 | 59,990.194 | 12.50 | 749,877 |
| Band 9 | 113,909.381 | 12.49 | 1,422,728 |
| Band 10 | 150,953.574 | 12.49 | 1,885,410 |
| Band 11 | 27,244.108 | 12.48 | 340,006 |
| Band 12 | 1,930.088 | 12.48 | 24,087 |
| Band 13 | 118,763.246 | 12.47 | 1,480,978 |
| Band 14 | 100,259.098 | 12.47 | 1,250,231 |
| Band 15 | 154,281.544 | 12.46 | 1,922,348 |
| Band 16 | 2,790.837 | 12.45 | 34,746 |
| Band 17 | 105,053.954 | 12.45 | 1,307,922 |
| Band 18 | 142.826 | 12.44 | 1,777 |
| Band 19 | 896.507 | 12.43 | 11,144 |
| Band 20 | 45,505.915 | 12.47 | 567,459 |
| Band 21 | 42,918.172 | 12.46 | 534,760 |
| Band 26 | 188,487.399 | 12.55 | 2,365,517 |
| Band 27 | 155,223.182 | 12.52 | 1,943,394 |
| Band 28 | 49,776.348 | 12.51 | 622,702 |
| Band 29 | 82,477.114 | 12.51 | 1,031,789 |
| Band 30 | 71,455.829 | 12.48 | 891,769 |
| Band 31 | 45,844.490 | 12.46 | 571,222 |
| Band 32 | 68.997 | 12.44 | 858 |
| Band 33 | 329.291 | 12.42 | 4,090 |
| Band 34 | 949.861 | 12.41 | 11,788 |
| Band 41 | 15,300.267 | 12.48 | 190,947 |
| Band 42 | 5,700.140 | 12.46 | 71,024 |
| Band 43 | 46,281.597 | 12.45 | 576,206 |
| Band 44 | 1,456.728 | 12.41 | 18,078 |
| Band 45 | 636.435 | 12.40 | 7,892 |
| Band 46 | 62,528.564 | 12.44 | 777,855 |
| Band 47 | 17,011.593 | 12.42 | 211,284 |
| Band 51 | 3,122.367 | 12.45 | 38,873 |
| Band 56 | 1,829.151 | 12.53 | 22,919 |
| | 1,922,233.644 | | $ 24,009,251 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Mid Cap Growth Index Portfolio -** | | | |
| **Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 54,755.555 | $ 13.03 | $ 713,465 |
| Band 3 | 2,948.814 | 13.00 | 38,335 |
| Band 4 | 97,789.875 | 13.01 | 1,272,246 |
| Band 5 | 65,431.558 | 13.01 | 851,265 |
| Band 6 | 2,765,328.361 | 13.00 | 35,949,269 |
| Band 7 | 1,349,862.905 | 12.99 | 17,534,719 |
| Band 8 | 2,056,516.557 | 12.98 | 26,693,585 |
| Band 9 | 289,666.955 | 12.98 | 3,759,877 |
| Band 10 | 2,008,990.451 | 12.97 | 26,056,606 |
| Band 11 | 2,798,442.551 | 12.97 | 36,295,800 |
| Band 12 | 463,276.850 | 12.96 | 6,004,068 |
| Band 13 | 1,184,288.596 | 12.96 | 15,348,380 |
| Band 14 | 1,977,019.886 | 12.95 | 25,602,408 |
| Band 15 | 789,109.437 | 12.94 | 10,211,076 |
| Band 16 | 58,538.416 | 12.93 | 756,902 |
| Band 17 | 1,126,456.327 | 12.93 | 14,565,080 |
| Band 18 | 17,610.274 | 12.92 | 227,525 |
| Band 19 | 62,511.436 | 12.91 | 807,023 |
| Band 20 | 800,974.581 | 12.95 | 10,372,621 |
| Band 21 | 91,269.336 | 12.94 | 1,181,025 |
| Band 25 | 13,305.660 | 13.04 | 173,506 |
| Band 26 | 32,326.601 | 13.04 | 421,539 |
| Band 27 | 15,528.505 | 13.01 | 202,026 |
| Band 28 | 4,073.265 | 13.00 | 52,952 |
| Band 29 | 32,115.103 | 12.99 | 417,175 |
| Band 30 | 11,425.846 | 12.96 | 148,079 |
| Band 31 | 1,435.097 | 12.95 | 18,585 |
| Band 32 | 148.914 | 12.92 | 1,924 |
| Band 38 | 48,501.176 | 13.03 | 631,970 |
| Band 41 | 14,653.114 | 12.96 | 189,904 |
| Band 42 | 109.552 | 12.94 | 1,418 |
| Band 43 | 25,009.486 | 12.93 | 323,373 |
| Band 45 | 689.797 | 12.88 | 8,885 |
| Band 46 | 764,679.185 | 12.92 | 9,879,655 |
| Band 47 | 49,340.926 | 12.91 | 636,991 |
| Band 50 | 2,110.421 | 12.96 | 27,351 |
| Band 51 | 1,592.418 | 12.93 | 20,590 |
| Band 54 | 581.692 | 12.94 | 7,527 |
| Band 55 | 571.228 | 12.98 | 7,415 |
| Band 56 | 75,520.432 | 13.02 | 983,276 |
| Band 57 | 2,164.490 | 12.97 | 28,073 |
| | 19,156,671.629 | | $ 248,423,489 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Mid Cap Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 3,254.664 | $ 8.51 | $ 27,697 |
| Band 4 | 13,324.491 | 8.47 | 112,858 |
| Band 5 | 4,675.654 | 8.46 | 39,556 |
| Band 6 | 1,478,201.920 | 8.45 | 12,490,806 |
| Band 7 | 567,438.784 | 8.44 | 4,789,183 |
| Band 8 | 826,408.296 | 8.42 | 6,958,358 |
| Band 9 | 61,242.957 | 8.42 | 515,666 |
| Band 10 | 2,544,207.206 | 8.41 | 21,396,783 |
| Band 11 | 571,519.048 | 8.40 | 4,800,760 |
| Band 12 | 47,716.027 | 8.39 | 400,337 |
| Band 13 | 678,894.933 | 8.39 | 5,695,928 |
| Band 14 | 694,129.326 | 8.37 | 5,809,862 |
| Band 15 | 727,368.687 | 8.36 | 6,080,802 |
| Band 16 | 20,670.735 | 8.35 | 172,601 |
| Band 17 | 575,441.442 | 8.34 | 4,799,182 |
| Band 18 | 3,183.994 | 8.33 | 26,523 |
| Band 19 | 29,454.274 | 8.32 | 245,060 |
| Band 20 | 214,814.276 | 8.38 | 1,800,144 |
| Band 21 | 23,478.583 | 8.36 | 196,281 |
| Band 26 | 15,953.566 | 8.51 | 135,765 |
| Band 27 | 16,695.211 | 8.47 | 141,408 |
| Band 28 | 4,122.475 | 8.45 | 34,835 |
| Band 29 | 48,233.173 | 8.44 | 407,088 |
| Band 30 | 8,466.845 | 8.39 | 71,037 |
| Band 31 | 5,389.027 | 8.37 | 45,106 |
| Band 33 | 1,078.842 | 8.30 | 8,954 |
| Band 38 | 9,727.690 | 8.51 | 82,783 |
| Band 41 | 7,221.782 | 8.40 | 60,663 |
| Band 42 | 2,459.078 | 8.37 | 20,582 |
| Band 43 | 5,435.853 | 8.34 | 45,335 |
| Band 46 | 549,782.950 | 8.33 | 4,579,692 |
| Band 47 | 114,393.586 | 8.31 | 950,611 |
| Band 55 | 510.226 | 8.42 | 4,296 |
| Band 56 | 251,223.285 | 8.48 | 2,130,373 |
| Band 57 | 5,670.331 | 8.40 | 47,631 |
| Band 59 | 453.934 | 8.32 | 3,777 |
| | 10,132,243.151 | | $ 85,128,323 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Small Cap Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 378.938 | $ 8.75 | $ 3,316 |
| Band 4 | 40,796.831 | 8.71 | 355,340 |
| Band 5 | 30,171.748 | 8.70 | 262,494 |
| Band 6 | 1,673,973.536 | 8.69 | 14,546,830 |
| Band 7 | 1,266,182.326 | 8.68 | 10,990,463 |
| Band 8 | 949,288.539 | 8.66 | 8,220,839 |
| Band 9 | 93,601.315 | 8.66 | 810,587 |
| Band 10 | 2,679,878.908 | 8.65 | 23,180,953 |
| Band 11 | 641,199.057 | 8.64 | 5,539,960 |
| Band 12 | 156,358.574 | 8.63 | 1,349,374 |
| Band 13 | 769,484.742 | 8.63 | 6,640,653 |
| Band 14 | 1,090,246.901 | 8.61 | 9,387,026 |
| Band 15 | 845,599.303 | 8.60 | 7,272,154 |
| Band 16 | 62,483.051 | 8.59 | 536,729 |
| Band 17 | 834,910.811 | 8.58 | 7,163,535 |
| Band 18 | 6,412.152 | 8.57 | 54,952 |
| Band 19 | 32,878.501 | 8.56 | 281,440 |
| Band 20 | 555,415.085 | 8.62 | 4,787,678 |
| Band 21 | 53,086.538 | 8.59 | 456,013 |
| Band 25 | 9,133.163 | 8.76 | 80,007 |
| Band 26 | 27,754.751 | 8.76 | 243,132 |
| Band 27 | 17,771.104 | 8.71 | 154,786 |
| Band 28 | 6,350.585 | 8.69 | 55,187 |
| Band 29 | 79,924.995 | 8.68 | 693,749 |
| Band 30 | 10,150.576 | 8.63 | 87,599 |
| Band 31 | 3,997.144 | 8.61 | 34,415 |
| Band 32 | 47.964 | 8.57 | 411 |
| Band 38 | 16,118.378 | 8.75 | 141,036 |
| Band 41 | 10,599.176 | 8.63 | 91,471 |
| Band 42 | 932.500 | 8.60 | 8,020 |
| Band 43 | 14,109.073 | 8.58 | 121,056 |
| Band 46 | 684,974.458 | 8.56 | 5,863,381 |
| Band 47 | 121,579.769 | 8.54 | 1,038,291 |
| Band 52 | 395.574 | 8.68 | 3,434 |
| Band 55 | 473.801 | 8.66 | 4,103 |
| Band 56 | 482,010.481 | 8.72 | 4,203,131 |
| Band 57 | 3,175.090 | 8.64 | 27,433 |
| Band 59 | 367.673 | 8.56 | 3,147 |
| Band 64 | 2,466.225 | 8.57 | 21,136 |
| | 13,274,679.336 | | $ 114,715,261 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Small Company Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,361.725 | $ 9.03 | $ 12,296 |
| Band 4 | 15,014.446 | 8.99 | 134,980 |
| Band 5 | 1,146.953 | 8.98 | 10,300 |
| Band 6 | 1,359,012.127 | 8.97 | 12,190,339 |
| Band 7 | 436,481.900 | 8.96 | 3,910,878 |
| Band 8 | 634,299.709 | 8.95 | 5,676,982 |
| Band 9 | 12,035.347 | 8.94 | 107,596 |
| Band 10 | 1,604,687.311 | 8.93 | 14,329,858 |
| Band 11 | 311,524.487 | 8.92 | 2,778,798 |
| Band 12 | 65,135.171 | 8.91 | 580,354 |
| Band 13 | 417,161.860 | 8.91 | 3,716,912 |
| Band 14 | 552,186.321 | 8.89 | 4,908,936 |
| Band 15 | 637,166.111 | 8.88 | 5,658,035 |
| Band 16 | 38,338.627 | 8.87 | 340,064 |
| Band 17 | 527,950.923 | 8.86 | 4,677,645 |
| Band 18 | 5,047.772 | 8.85 | 44,673 |
| Band 19 | 26,217.286 | 8.84 | 231,761 |
| Band 20 | 187,828.825 | 8.90 | 1,671,677 |
| Band 21 | 16,873.946 | 8.88 | 149,841 |
| Band 26 | 67,629.895 | 9.04 | 611,374 |
| Band 27 | 69,189.534 | 8.99 | 622,014 |
| Band 28 | 3,902.701 | 8.97 | 35,007 |
| Band 29 | 26,472.202 | 8.96 | 237,191 |
| Band 30 | 4,757.754 | 8.91 | 42,392 |
| Band 31 | 269.029 | 8.89 | 2,392 |
| Band 35 | 42,896.831 | 13.31 | 570,957 |
| Band 36 | 14,532.604 | 13.09 | 190,232 |
| Band 37 | 3,108.138 | 12.94 | 40,219 |
| Band 38 | 340,078.676 | 15.02 | 5,107,982 |
| Band 39 | 69,544.066 | 14.83 | 1,031,338 |
| Band 40 | 11,779.630 | 14.69 | 173,043 |
| Band 41 | 1,018.459 | 8.92 | 9,085 |
| Band 42 | 1,123.782 | 8.89 | 9,990 |
| Band 43 | 23,757.453 | 8.86 | 210,491 |
| Band 46 | 482,283.858 | 8.85 | 4,268,212 |
| Band 47 | 25,086.500 | 8.82 | 221,263 |
| Band 51 | 620.448 | 8.86 | 5,497 |
| Band 56 | 110,390.302 | 9.01 | 994,617 |
| Band 57 | 1,687.334 | 8.92 | 15,051 |
| Band 64 | 1,189.604 | 8.88 | 10,564 |
| | 8,150,789.647 | | $ 75,540,836 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING U.S. Bond Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 1,657.941 | $ 10.69 | $ 17,723 |
| Band 3 | 439.661 | 10.82 | 4,757 |
| Band 4 | 87,441.540 | 10.64 | 930,378 |
| Band 5 | 17,659.484 | 10.63 | 187,720 |
| Band 6 | 3,588,431.819 | 10.62 | 38,109,146 |
| Band 7 | 1,320,634.291 | 10.61 | 14,011,930 |
| Band 8 | 1,500,270.463 | 10.59 | 15,887,864 |
| Band 9 | 186,314.216 | 10.58 | 1,971,204 |
| Band 10 | 4,694,672.060 | 10.57 | 49,622,684 |
| Band 11 | 792,017.611 | 10.56 | 8,363,706 |
| Band 12 | 223,479.371 | 10.55 | 2,357,707 |
| Band 13 | 1,307,590.502 | 10.54 | 13,782,004 |
| Band 14 | 1,335,045.076 | 10.52 | 14,044,674 |
| Band 15 | 1,454,753.072 | 10.51 | 15,289,455 |
| Band 16 | 248,184.499 | 10.49 | 2,603,455 |
| Band 17 | 2,166,889.616 | 10.48 | 22,709,003 |
| Band 18 | 6,270.097 | 10.47 | 65,648 |
| Band 19 | 58,074.142 | 10.46 | 607,456 |
| Band 20 | 874,710.468 | 10.53 | 9,210,701 |
| Band 21 | 73,462.211 | 10.50 | 771,353 |
| Band 25 | 202.012 | 10.89 | 2,200 |
| Band 26 | 112,347.138 | 10.70 | 1,202,114 |
| Band 27 | 45,143.802 | 10.64 | 480,330 |
| Band 28 | 17,537.340 | 10.61 | 186,071 |
| Band 29 | 235,360.567 | 10.61 | 2,497,176 |
| Band 30 | 28,267.331 | 10.55 | 298,220 |
| Band 31 | 8,500.157 | 10.52 | 89,422 |
| Band 32 | 153.270 | 10.47 | 1,605 |
| Band 34 | 2,022.524 | 10.40 | 21,034 |
| Band 35 | 34,189.028 | 10.74 | 367,190 |
| Band 36 | 3,998.798 | 10.70 | 42,787 |
| Band 37 | 11,192.673 | 10.67 | 119,426 |
| Band 38 | 608,435.649 | 10.69 | 6,504,177 |
| Band 39 | 164,679.331 | 10.65 | 1,753,835 |
| Band 40 | 72,600.085 | 10.62 | 771,013 |
| Band 41 | 24,954.136 | 10.55 | 263,266 |
| Band 42 | 4,898.802 | 10.51 | 51,486 |
| Band 43 | 31,878.056 | 10.49 | 334,401 |
| Band 45 | 4,790.179 | 10.39 | 49,770 |
| Band 46 | 1,591,932.963 | 10.47 | 16,667,538 |
| Band 47 | 228,018.045 | 10.44 | 2,380,508 |
| Band 55 | 9,348.518 | 10.59 | 99,001 |
| Band 56 | 643,851.075 | 10.66 | 6,863,452 |
| Band 57 | 17,133.791 | 10.56 | 180,933 |
| Band 60 | 872.488 | 10.58 | 9,231 |
| | 23,840,305.898 | | $ 251,784,754 |

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING WisdomTree<sup>SM</sup> Global High-Yielding Equity Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 44,929.955 | $ 7.81 | $ 350,903 |
| Band 5 | 15,760.709 | 7.72 | 121,673 |
| Band 6 | 4,692,092.992 | 7.79 | 36,551,404 |
| Band 7 | 577,217.067 | 7.78 | 4,490,749 |
| Band 8 | 1,771,924.282 | 7.76 | 13,750,132 |
| Band 9 | 15,509.827 | 7.76 | 120,356 |
| Band 10 | 8,771,636.711 | 7.75 | 67,980,185 |
| Band 11 | 980,137.067 | 7.74 | 7,586,261 |
| Band 12 | 36,993.794 | 7.73 | 285,962 |
| Band 13 | 1,557,831.737 | 7.73 | 12,042,039 |
| Band 14 | 1,214,818.354 | 7.71 | 9,366,250 |
| Band 15 | 2,629,207.388 | 7.70 | 20,244,897 |
| Band 16 | 90,650.191 | 7.69 | 697,100 |
| Band 17 | 1,331,303.632 | 7.68 | 10,224,412 |
| Band 18 | 2,471.222 | 7.67 | 18,954 |
| Band 19 | 10,024.829 | 7.66 | 76,790 |
| Band 20 | 733,757.464 | 7.72 | 5,664,608 |
| Band 21 | 15,996.543 | 7.70 | 123,173 |
| Band 26 | 18,058.949 | 7.77 | 140,318 |
| Band 27 | 10,783.203 | 7.73 | 83,354 |
| Band 28 | 4,908.342 | 7.71 | 37,843 |
| Band 29 | 33,627.422 | 7.70 | 258,931 |
| Band 30 | 483.059 | 7.66 | 3,700 |
| Band 35 | 30,957.283 | 7.89 | 244,253 |
| Band 36 | 8,478.135 | 7.86 | 66,638 |
| Band 38 | 80,699.684 | 7.85 | 633,493 |
| Band 39 | 35,839.899 | 7.82 | 280,268 |
| Band 40 | 17,028.435 | 7.79 | 132,652 |
| Band 41 | 14,656.311 | 7.66 | 112,267 |
| Band 43 | 2,729.921 | 7.61 | 20,775 |
| Band 46 | 1,720,126.819 | 7.66 | 13,176,171 |
| Band 47 | 421,558.283 | 7.64 | 3,220,705 |
| Band 54 | 4,307.413 | 7.70 | 33,167 |
| Band 56 | 608,140.980 | 7.83 | 4,761,744 |
| Band 57 | 18,733.711 | 7.74 | 144,999 |
| Band 60 | 1,309.191 | 7.76 | 10,159 |
| | 27,524,690.804 | | $ 213,057,285 |
| | | | |
| **ING International Value Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 35 | 110,733.051 | $ 14.10 | $ 1,561,336 |
| Band 36 | 17,292.517 | 13.87 | 239,847 |
| Band 37 | 12,494.158 | 13.71 | 171,295 |
| Band 38 | 396,578.494 | 15.35 | 6,087,480 |
| Band 39 | 154,014.522 | 15.15 | 2,333,320 |
| Band 40 | 21,704.684 | 15.00 | 325,570 |
| | 712,817.426 | | $ 10,718,848 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MidCap Opportunities Portfolio - Class S** | | | |
| Currently payable annuity contracts: | 325.011 | $ 9.48 | $ 3,081 |
| Contracts in accumulation period: | | | |
| Band 1 | 33,647.422 | 9.10 | 306,192 |
| Band 2 | 412,122.270 | 9.48 | 3,906,919 |
| Band 3 | 2,759.422 | 9.19 | 25,359 |
| Band 4 | 164,492.603 | 9.27 | 1,524,846 |
| Band 5 | 161,944.061 | 9.23 | 1,494,744 |
| Band 6 | 4,502,606.937 | 9.15 | 41,198,853 |
| Band 7 | 3,762,444.779 | 9.11 | 34,275,872 |
| Band 8 | 3,271,761.177 | 9.03 | 29,544,003 |
| Band 9 | 713,720.824 | 8.99 | 6,416,350 |
| Band 10 | 2,574,341.958 | 8.95 | 23,040,361 |
| Band 11 | 3,713,347.586 | 8.91 | 33,085,927 |
| Band 12 | 1,022,912.331 | 8.87 | 9,073,232 |
| Band 13 | 2,685,458.009 | 8.84 | 23,739,449 |
| Band 14 | 4,138,298.929 | 8.76 | 36,251,499 |
| Band 15 | 647,450.772 | 8.72 | 5,645,771 |
| Band 16 | 84,808.985 | 8.64 | 732,750 |
| Band 17 | 1,526,739.390 | 8.60 | 13,129,959 |
| Band 18 | 36,181.622 | 8.57 | 310,077 |
| Band 19 | 190,250.862 | 8.49 | 1,615,230 |
| Band 20 | 1,726,451.528 | 8.80 | 15,192,773 |
| Band 21 | 159,664.104 | 8.68 | 1,385,884 |
| Band 22 | 757.986 | 9.03 | 6,845 |
| Band 23 | 12,773.323 | 9.00 | 114,960 |
| Band 24 | 130.047 | 9.90 | 1,287 |
| Band 25 | 77,156.252 | 9.56 | 737,614 |
| Band 26 | 26,357.200 | 9.07 | 239,060 |
| Band 27 | 14,079.906 | 9.03 | 127,142 |
| Band 28 | 3,218.936 | 9.00 | 28,970 |
| Band 29 | 17,686.503 | 9.00 | 159,179 |
| Band 30 | 1,552.352 | 8.95 | 13,894 |
| Band 31 | 2,470.809 | 8.93 | 22,064 |
| Band 35 | 54,438.653 | 13.63 | 741,999 |
| Band 36 | 11,876.141 | 13.41 | 159,259 |
| Band 37 | 1,042.263 | 13.25 | 13,810 |
| Band 38 | 346,671.829 | 15.94 | 5,525,949 |
| Band 39 | 45,889.240 | 15.73 | 721,838 |
| Band 40 | 9,080.010 | 15.58 | 141,467 |
| Band 41 | 1,571.372 | 8.95 | 14,064 |
| Band 42 | 1,073.891 | 8.92 | 9,579 |
| Band 43 | 2,249.211 | 8.90 | 20,018 |
| Band 46 | 456,040.846 | 11.87 | 5,413,205 |
| Band 47 | 40,002.206 | 11.78 | 471,226 |
| Band 56 | 59,341.208 | 9.04 | 536,445 |
| Band 57 | 9,556.987 | 8.96 | 85,631 |
| Band 60 | 525.361 | 8.97 | 4,712 |
| | 32,727,273.114 | | $ 297,209,348 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING SmallCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 2,733.950 | $ 7.58 | $ 20,723 |
| Band 4 | 19,495.004 | 7.41 | 144,458 |
| Band 5 | 92,135.280 | 7.38 | 679,958 |
| Band 6 | 1,117,502.676 | 7.31 | 8,168,945 |
| Band 7 | 1,126,156.999 | 7.28 | 8,198,423 |
| Band 8 | 217,722.515 | 7.22 | 1,571,957 |
| Band 9 | 71,603.211 | 7.19 | 514,827 |
| Band 10 | 648,234.461 | 7.16 | 4,641,359 |
| Band 11 | 361,811.532 | 7.12 | 2,576,098 |
| Band 12 | 320,361.152 | 7.09 | 2,271,361 |
| Band 13 | 644,943.432 | 7.06 | 4,553,301 |
| Band 14 | 1,276,814.814 | 7.00 | 8,937,704 |
| Band 15 | 224,324.194 | 6.97 | 1,563,540 |
| Band 16 | 33,086.036 | 6.91 | 228,625 |
| Band 17 | 633,871.490 | 6.88 | 4,361,036 |
| Band 18 | 16,954.564 | 6.85 | 116,139 |
| Band 19 | 78,963.158 | 6.79 | 536,160 |
| Band 20 | 788,007.855 | 7.03 | 5,539,695 |
| Band 21 | 97,036.973 | 6.94 | 673,437 |
| Band 25 | 43,640.332 | 7.64 | 333,412 |
| Band 26 | 5,413.323 | 12.20 | 66,043 |
| Band 27 | 2,639.914 | 12.03 | 31,758 |
| Band 28 | 594.838 | 11.94 | 7,102 |
| Band 29 | 494.370 | 11.92 | 5,893 |
| Band 30 | 6,100.113 | 11.75 | 71,676 |
| Band 31 | 329.815 | 11.66 | 3,846 |
| Band 35 | 44,210.110 | 7.74 | 342,186 |
| Band 36 | 10,718.723 | 7.61 | 81,569 |
| Band 38 | 78,619.132 | 14.29 | 1,123,467 |
| Band 39 | 19,962.807 | 14.11 | 281,675 |
| Band 40 | 6,572.188 | 13.97 | 91,813 |
| Band 41 | 3,262.748 | 11.75 | 38,337 |
| Band 42 | 82.781 | 11.64 | 964 |
| Band 43 | 4,313.528 | 11.56 | 49,864 |
| Band 46 | 139,342.358 | 10.50 | 1,463,095 |
| Band 47 | 15,740.916 | 10.42 | 164,020 |
| | 8,153,797.292 | | $ 59,454,466 |
| **Legg Mason ClearBridge Variable Investors Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 22 | 487.986 | $ 7.61 | $ 3,714 |
| Band 23 | 10,035.722 | 7.58 | 76,071 |
| | 10,523.708 | | $ 79,785 |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Legg Mason Global Currents Variable International All Cap Opportunity Portfolio** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 22 | 21.999 | $ | 13.36 | $ | 294 |
| Band 23 | 3,497.721 | | 13.07 | | 45,715 |
| | 3,519.720 | | | $ | 46,009 |
| **Legg Mason Western Asset Variable High Income Portfolio** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 22 | 74.240 | $ | 18.82 | $ | 1,397 |
| Band 23 | 4,142.060 | | 18.41 | | 76,255 |
| | 4,216.300 | | | $ | 77,652 |
| **Legg Mason Western Asset Variable Money Market Portfolio** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 23 | 1,725.488 | $ | 13.38 | $ | 23,087 |
| **Oppenheimer Main Street Small Cap Fund®/VA - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 28,555.823 | $ | 15.80 | $ | 451,182 |
| Band 36 | 3,024.908 | | 15.65 | | 47,340 |
| Band 37 | 811.379 | | 15.54 | | 12,609 |
| Band 38 | 57,892.007 | | 15.62 | | 904,273 |
| Band 39 | 6,753.666 | | 15.47 | | 104,479 |
| Band 40 | 5,229.467 | | 15.36 | | 80,325 |
| | 102,267.250 | | | $ | 1,600,208 |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 176,123.763 | $ | 11.96 | $ | 2,106,440 |
| Band 36 | 40,963.589 | | 11.84 | | 485,009 |
| Band 38 | 570,016.808 | | 11.82 | | 6,737,599 |
| Band 39 | 114,207.145 | | 11.70 | | 1,336,224 |
| Band 40 | 47,382.763 | | 11.62 | | 550,588 |
| | 948,694.068 | | | $ | 11,215,860 |
| **Pioneer Equity Income VCT Portfolio - Class II** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 35 | 148,657.029 | $ | 11.44 | $ | 1,700,636 |
| Band 36 | 29,085.129 | | 11.25 | | 327,208 |
| Band 37 | 19,976.578 | | 11.12 | | 222,140 |
| Band 38 | 751,359.612 | | 12.72 | | 9,557,294 |
| Band 39 | 203,514.798 | | 12.55 | | 2,554,111 |
| Band 40 | 53,763.976 | | 12.43 | | 668,286 |
| | 1,206,357.122 | | | $ | 15,029,675 |

259

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ProFund VP Bull** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 4,810.327 | $ 7.81 | $ 37,569 |
| Band 6 | 139,937.956 | 7.74 | 1,083,120 |
| Band 7 | 384,447.952 | 7.70 | 2,960,249 |
| Band 8 | 51,803.542 | 7.64 | 395,779 |
| Band 9 | 6,595.471 | 7.60 | 50,126 |
| Band 10 | 141,448.358 | 7.57 | 1,070,764 |
| Band 11 | 90,390.629 | 7.54 | 681,545 |
| Band 12 | 71,655.400 | 7.50 | 537,416 |
| Band 13 | 149,993.359 | 7.47 | 1,120,450 |
| Band 14 | 511,061.820 | 7.40 | 3,781,857 |
| Band 15 | 28,303.585 | 7.37 | 208,597 |
| Band 16 | 997.222 | 7.31 | 7,290 |
| Band 17 | 118,259.547 | 7.27 | 859,747 |
| Band 18 | 17,485.120 | 7.24 | 126,592 |
| Band 19 | 22,603.121 | 7.18 | 162,290 |
| Band 20 | 250,010.403 | 7.44 | 1,860,077 |
| Band 21 | 10,175.890 | 7.34 | 74,691 |
| Band 26 | 1,298.109 | 8.05 | 10,450 |
| Band 27 | 1,579.920 | 7.84 | 12,387 |
| Band 28 | 116.146 | 7.74 | 899 |
| Band 29 | 6,452.823 | 7.70 | 49,687 |
| Band 30 | 563.772 | 7.50 | 4,228 |
| Band 31 | 177.700 | 7.40 | 1,315 |
| Band 38 | 8.209 | 8.80 | 72 |
| Band 41 | 2,230.001 | 10.05 | 22,412 |
| Band 46 | 23,741.778 | 8.47 | 201,093 |
| | 2,036,148.160 | | $ 15,320,702 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ProFund VP Europe 30** | | | |
| Contracts in accumulation period: | | | |
| Band 4 | 7,337.374 | $ 9.50 | $ 69,705 |
| Band 5 | 5,462.015 | 9.46 | 51,671 |
| Band 6 | 126,511.556 | 9.37 | 1,185,413 |
| Band 7 | 137,956.896 | 9.33 | 1,287,138 |
| Band 8 | 34,980.576 | 9.25 | 323,570 |
| Band 9 | 6,503.634 | 9.21 | 59,898 |
| Band 10 | 99,630.260 | 9.17 | 913,609 |
| Band 11 | 86,688.838 | 9.13 | 791,469 |
| Band 12 | 47,000.682 | 9.09 | 427,236 |
| Band 13 | 58,519.467 | 9.05 | 529,601 |
| Band 14 | 209,356.183 | 8.97 | 1,877,925 |
| Band 15 | 44,665.131 | 8.93 | 398,860 |
| Band 16 | 11,840.190 | 8.85 | 104,786 |
| Band 17 | 105,601.910 | 8.81 | 930,353 |
| Band 18 | 632.432 | 8.77 | 5,546 |
| Band 19 | 11,680.875 | 8.70 | 101,624 |
| Band 20 | 86,369.180 | 9.01 | 778,186 |
| Band 21 | 13,921.755 | 8.89 | 123,764 |
| Band 26 | 5,464.641 | 9.75 | 53,280 |
| Band 27 | 266.218 | 9.50 | 2,529 |
| Band 28 | 742.249 | 9.37 | 6,955 |
| Band 29 | 7,913.651 | 9.33 | 73,834 |
| Band 30 | 613.098 | 9.09 | 5,573 |
| Band 31 | 1,105.708 | 8.97 | 9,918 |
| Band 41 | 306.253 | 13.41 | 4,107 |
| Band 42 | 2,524.638 | 13.24 | 33,426 |
| Band 43 | 1,418.302 | 13.11 | 18,594 |
| Band 46 | 23,690.587 | 9.70 | 229,799 |
| Band 47 | 4,965.847 | 9.63 | 47,821 |
| | 1,143,670.146 | | $ 10,446,190 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ProFund VP Rising Rates Opportunity** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 2 | 588.956 | $ | 6.20 | $ | 3,652 |
| Band 4 | 6,888.635 | | 6.11 | | 42,090 |
| Band 5 | 672.683 | | 6.09 | | 4,097 |
| Band 6 | 316,598.835 | | 6.05 | | 1,915,423 |
| Band 7 | 178,985.809 | | 6.03 | | 1,079,284 |
| Band 8 | 208,414.295 | | 5.99 | | 1,248,402 |
| Band 9 | 42,687.307 | | 5.97 | | 254,843 |
| Band 10 | 302,482.528 | | 5.95 | | 1,799,771 |
| Band 11 | 116,430.570 | | 5.93 | | 690,433 |
| Band 12 | 24,973.076 | | 5.91 | | 147,591 |
| Band 13 | 152,632.786 | | 5.89 | | 899,007 |
| Band 14 | 270,194.101 | | 5.86 | | 1,583,337 |
| Band 15 | 99,495.396 | | 5.84 | | 581,053 |
| Band 16 | 13,948.405 | | 5.80 | | 80,901 |
| Band 17 | 158,755.176 | | 5.78 | | 917,605 |
| Band 18 | 2,497.078 | | 5.76 | | 14,383 |
| Band 19 | 18,105.808 | | 5.72 | | 103,565 |
| Band 20 | 198,054.978 | | 5.88 | | 1,164,563 |
| Band 21 | 27,380.985 | | 5.82 | | 159,357 |
| Band 26 | 35,220.884 | | 6.22 | | 219,074 |
| Band 27 | 8,767.961 | | 6.11 | | 53,572 |
| Band 28 | 6,576.772 | | 6.05 | | 39,789 |
| Band 29 | 50,114.940 | | 6.03 | | 302,193 |
| Band 30 | 18,247.416 | | 5.91 | | 107,842 |
| Band 31 | 19,533.186 | | 5.86 | | 114,464 |
| Band 41 | 8,656.438 | | 5.92 | | 51,246 |
| Band 42 | 13,205.885 | | 5.84 | | 77,122 |
| Band 43 | 4,353.225 | | 5.78 | | 25,162 |
| Band 45 | 2,486.594 | | 5.99 | | 14,895 |
| Band 46 | 84,192.863 | | 7.07 | | 595,244 |
| Band 47 | 2,153.046 | | 7.01 | | 15,093 |
| | 2,393,296.617 | | | $ | 14,305,053 |
| | | | | | |
| **Wells Fargo Advantage Asset Allocation Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 6 | 25,466.201 | $ | 10.99 | $ | 279,874 |
| Band 10 | 97,407.055 | | 10.81 | | 1,052,970 |
| Band 14 | 47,231.327 | | 10.65 | | 503,014 |
| Band 17 | 15,452.062 | | 10.51 | | 162,401 |
| Band 46 | 1,107.496 | | 9.35 | | 10,355 |
| | 186,664.141 | | | $ | 2,008,614 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Wells Fargo Advantage C&B Large Cap Value Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 10 | 9,742.260 | $ | 11.27 | $ | 109,795 |
| Band 14 | 4,779.902 | | 11.10 | | 53,057 |
| Band 15 | 2,288.580 | | 11.06 | | 25,312 |
| Band 17 | 1,700.396 | | 10.96 | | 18,636 |
| Band 46 | 3,320.813 | | 9.45 | | 31,382 |
| | 21,831.951 | | | $ | 238,182 |
| | | | | | |
| **Wells Fargo Advantage Equity Income Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 10 | 9,253.954 | $ | 10.31 | $ | 95,408 |
| Band 14 | 8,135.956 | | 10.14 | | 82,499 |
| Band 17 | 29,800.254 | | 10.02 | | 298,599 |
| Band 20 | 5,660.948 | | 10.18 | | 57,628 |
| Band 46 | 2,418.410 | | 8.64 | | 20,895 |
| | 55,269.522 | | | $ | 555,029 |
| | | | | | |
| **Wells Fargo Advantage Large Company Growth Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 6 | 1,346.557 | $ | 9.92 | $ | 13,358 |
| Band 10 | 49,262.297 | | 9.77 | | 481,293 |
| Band 14 | 26,572.376 | | 9.62 | | 255,626 |
| Band 15 | 8,943.947 | | 9.59 | | 85,772 |
| Band 17 | 49,473.266 | | 9.50 | | 469,996 |
| Band 20 | 8,386.379 | | 9.65 | | 80,929 |
| Band 21 | 210.635 | | 9.56 | | 2,014 |
| Band 46 | 15,303.955 | | 9.15 | | 140,031 |
| | 159,499.412 | | | $ | 1,529,019 |
| | | | | | |
| **Wells Fargo Advantage Money Market Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 10 | 1,769.667 | $ | 10.43 | $ | 18,458 |
| Band 14 | 1,744.139 | | 10.27 | | 17,912 |
| | 3,513.806 | | | $ | 36,370 |
| | | | | | |
| **Wells Fargo Advantage Small Cap Growth Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| Band 6 | 1,991.696 | $ | 14.78 | $ | 29,437 |
| Band 10 | 11,868.645 | | 14.55 | | 172,689 |
| Band 14 | 7,389.628 | | 14.32 | | 105,819 |
| Band 17 | 8,884.225 | | 14.14 | | 125,623 |
| Band 20 | 1,782.520 | | 14.37 | | 25,615 |
| Band 46 | 417.416 | | 12.37 | | 5,163 |
| | 32,334.130 | | | $ | 464,346 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wells Fargo Advantage Total Return Bond Fund** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 19,773.785 | $ 12.53 | $ 247,766 |
| Band 10 | 26,755.479 | 12.33 | 329,895 |
| Band 14 | 22,203.708 | 12.14 | 269,553 |
| Band 15 | 1,916.925 | 12.10 | 23,195 |
| Band 17 | 5,263.341 | 11.99 | 63,107 |
| Band 46 | 12,752.052 | 11.52 | 146,904 |
| | 88,665.290 | | $ 1,080,420 |

| Bands | Products |
|---|---|
| Band 1 | Golden VAC 80, ING GoldenSelect DVA 080 |
| Band 2 | Global Syndicate, Golden VAC 100, ING GoldenSelect DVA, ING GoldenSelect DVA 100 |
| Band 3 | ING GoldenSelect DVA Series 100 |
| Band 4 | ING GoldenSelect DVA Plus - Standard (pre February 2000), ING SmartDesign Signature Variable Annuity Option Package I, ING Golden Select DVA Plus 125, ING SmartDesign Signature Variable Annuity 125 |
| Band 5 | ING GoldenSelect DVA Plus - Standard (post January 2000 & post 2000), ING Golden Select DVA Plus 130 |
| Band 6 | First Union Variable Annuity, Fleet Premium Plus 140, ING GoldenSelect DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution (pre February 2000 and post January 2000), ING GoldenSelect Access - Standard (pre February 2000), ING GoldenSelect Premium Plus - Standard (pre February 2000), ING GoldenSelect ES II (pre 2001), ING GoldenSelect ES II - Standard (post 2000), Generations - Standard, ING GoldenSelect Opportunities - Standard, WellsFargo ING Opportunities - Standard, ING Golden Select DVA Plus 140, ING GoldenSelect Access 140, ING GoldenSelect ESII 140, ING GoldenSelect Generations Variable Annuity 140, ING GoldenSelect Opportunities Variable 140, ING GoldenSelect Premium Plus 140, Wells Fargo ING Opportunities Variable Annuity 140 |
| Band 7 | Fleet Premium Plus 145, ING GoldenSelect DVA Plus - Annual Ratchet (post January 2000), ING GoldenSelect DVA Plus - 5.5% Solution (post 2000), ING GoldenSelect Access - Standard (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Standard (post January 2000 and post 2000), ING GoldenSelect ES II - Deferred Ratchet (post 2000), ING GoldenSelect Generations - Deferred Ratchet, ING GoldenSelect Opportunities Variable 145; ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145, Fleet Premium Plus 145, ING Golden Select DVA Plus 145, ING GoldenSelect Access 145, ING GoldenSelect ESII 145, ING GoldenSelect Generations Variable Annuity 145, ING GoldenSelect Opportunities Variable 145, ING GoldenSelect Premium Plus 145, ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145 |
| Band 8 | Fleet Premium Plus 155, ING Golden Select DVA Plus 155, ING Golden Select DVA Plus - 7% Solution (pre February 2000), ING Golden Select DVA Plus - Annual Ratchet (post 2000), ING GoldenSelect DVA Plus - Max 5.5 (post January 2000), ING GoldenSelect Access - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect ES II - 5.5% Solution (post 2000), Opportunities - 5.5% Solution; Wells Fargo ING Opportunities Variable Annuity 155, ING GoldenSelect Access 155, ING GoldenSelect ESII 155, ING GoldenSelect Generations Variable Annuity 155, ING GoldenSelect Opportunities Variable 155, ING GoldenSelect Premium Plus 155 |

| Bands | Products |
|---|---|
| Band 9 | Fleet Premium Plus 160, ING GoldenSelect DVA Plus - Max 5.5 (post 2000), ING GoldenSelect Access - Annual Ratchet (post January 2000), ING Golden Select Access - 5.5% Solution (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post January 2000), ING GoldenSelect Premium Plus - 5.5% Solution (post January 2000 and post 2000), ING SmartDesign Advantage Variable Annuity 160, ING SmartDesign Signature Variable Annuity 160, ING Golden Select DVA Plus 160, ING GoldenSelect Access 160, ING GoldenSelect Premium Plus 160 |
| Band 10 | ING GoldenSelect DVA Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect ES II - Annual Ratchet (post 2000), ING GoldenSelect Generations - Annual Ratchet, ING GoldenSelect Landmark - Standard, ING GoldenSelect Legends – Standard, Wells Fargo ING Landmark - Standard, Wells Fargo ING Landmark Variable Annuity 165, ING GoldenSelect Opportunities - Annual Ratchet, WellsFargo ING Opportunities - Annual Ratchet, ING SmartDesign Advantage Variable Annuity 165, ING Golden Select DVA Plus 165, ING GoldenSelect ESII 165, ING GoldenSelect Generations Variable Annuity 165, ING GoldenSelect Landmark Variable Annuity 165, ING GoldenSelect Legends - Standard, ING GoldenSelect Opportunities Variable 165, ING Simplicity Variable Annuity125, Wells Fargo ING Opportunities Variable Annuity 165 |
| Band 11 | Fleet Premium Plus 170, ING GoldenSelect Access - 7% Solution (pre February 2000), ING GoldenSelect Access - Annual Ratchet (post 2000), ING GoldenSelect Access - Max 5.5 (post January 2000), ING GoldenSelect DVA Plus - Annual Ratchet (post 2000), ING Golden Select DVA Plus 155, ING GoldenSelect ES II - Max 5.5 (post 2000), ING GoldenSelect Premium Plus - 7% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post 2000), ING Golden Select Premium Plus - Max 5.5 (post January 2000), ING Golden Select Opportunities - Max 5.5, Wells Fargo Opportunities - Max 5.5, ING GoldenSelect Access 170, ING GoldenSelect ESII 170, ING GoldenSelect Generations Variable Annuity 170, ING GoldenSelect Opportunities Variable 170, ING GoldenSelect Premium Plus 170, Wells Fargo ING Opportunities Variable Annuity 170 |
| Band 12 | ING Golden Select Access - Max 5.5 (post 2000), ING Golden Select DVA Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Max 5.5 (post 2000), ING GoldenSelect ES II - 7% Solution (post 2000), ING GoldenSelect Generations - 7% Solution, ING Golden Select Opportunities - 7% Solution, Wells Fargo ING Opportunities Variable Annuity 175, ING Golden Select DVA Plus 175, ING GoldenSelect Access 175, ING GoldenSelect DVA Plus, ING GoldenSelect ESII 175, ING GoldenSelect Generations Variable Annuity 175, ING GoldenSelect Opportunities Variable 175, ING GoldenSelect Premium Plus 175 |
| Band 13 | ING GoldenSelect Access - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Access - Standard (post April 2001), ING GoldenSelect Generations Variable Annuity 150, ING GoldenSelect Premium Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Landmark - 5.5% Solution, ING SmartDesign Advantage Variable Annuity, Wells Fargo ING Landmark - 5.5% Solution, Wells Fargo ING Opportunities Variable Annuity 180, Fleet Premium Plus 180, ING GoldenSelect Access 180, ING GoldenSelect ESII 180, ING GoldenSelect Generations Variable Annuity 180, ING GoldenSelect Landmark Variable Annuity 180, ING GoldenSelect Opportunities Variable 180, ING GoldenSelect Premium Plus 180, ING SmartDesign Advantage Variable Annuity 180, Wells Fargo ING Landmark Variable Annuity 180 |
| Band 14 | Fleet Premium Plus 190, ING GoldenSelect Access - Max 7 (post January 2000 and post 2000), ING GoldenSelect Landmark - Annual Ratchet, ING GoldenSelect Legends – Quarterly, ING GoldenSelect Premium Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus, ING GoldenSelect Premium Plus (Citigroup/Smith Barney), Wells Fargo ING Landmark - Annual Ratchet, ING GoldenSelect Access 190, ING GoldenSelect Landmark Variable Annuity 190, ING GoldenSelect Legends - Quarterly, ING GoldenSelect Premium Plus 190, Wells Fargo ING Landmark Variable Annuity 190 |

| Bands | Products |
|---|---|
| Band 15 | ING GoldenSelect Access - 5.5% Solution (post April 2001), ING GoldenSelect ES II 195, ING GoldenSelect Generations Variable Annuity 195, ING GoldenSelect Landmark - Max 5.5, ING GoldenSelect Legends –WA Combo, ING Golden Select Opportunities Variable 195, ING GoldenSelect Opportunities Variable 195, ING GoldenSelect Premium Plus 195, ING SmartDesign Advantage, ING SmartDesign Advantage Variable Annuity 195, ING SmartDesign Signature Variable Annuity, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark - Max 5.5, Wells Fargo ING Opportunities Variable Annuity 195, ING GoldenSelect Access 195, ING GoldenSelect Landmark Variable Annuity 195, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark Variable Annuity 195 |
| Band 16 | ING GoldenSelect Access - Annual Ratchet (post April 2001), ING GoldenSelect Landmark Variable Annuity 205, Wells Fargo ING Landmark Variable Annuity 205, ING GoldenSelect Access 205, ING GoldenSelect Legends 205 |
| Band 17 | ING GoldenSelect Access - Max 5.5 (post April 2001), ING GoldenSelect Landmark (Citigroup/Smith Barney), ING GoldenSelect Landmark - Max 7, ING GoldenSelect Legends – Combo, ING GoldenSelect Premium Plus 210, Wells Fargo ING Landmark Variable Annuity, Wells Fargo Landmark - Max 7, ING GoldenSelect Access 210, ING GoldenSelect Landmark Variable Annuity 210, Wells Fargo ING Landmark Variable Annuity 210 |
| Band 18 | ING GoldenSelect Access - 7% Solution (post April 2001), ING GoldenSelect Access 215 |
| Band 19 | ING GoldenSelect Access, ING GoldenSelect Access (Citigroup/Smith Barney), ING GoldenSelect Access  - Max 7 (post April 2001) ING SmartDesign Advantage Variable Annuity 225, ING GoldenSelect Access 225 |
| Band 20 | ING GoldenSelect ESII, ING GoldenSelect ES II - Max 7 (post 2000), ING GoldenSelect Generations, ING GoldenSelect Generations - Max 7, ING GoldenSelect Opportunities, ING GoldenSelect Opportunities - Max 7, ING SmartDesign Advantage Variable Annuity 185, Wells Fargo ING Opportunities Variable Annuity, Wells Fargo ING Opportunities - Max 7, ING GoldenSelect ESII 185, ING GoldenSelect Generations Variable Annuity 185, ING GoldenSelect Opportunities Variable 185, Wells Fargo ING Opportunities Variable Annuity 185 |
| Band 21 | ING GoldenSelect Landmark - 7% Solution, ING SmartDesign Advantage Variable Annuity 200, Wells Fargo ING Landmark - 7% Solution, ING GoldenSelect Landmark Variable Annuity 200, Wells Fargo ING Landmark Variable Annuity 200 |
| Band 22 | Granite PrimElite - Standard, ING GoldenSelect Granite PrimElite 125 |
| Band 23 | ING GoldenSelect Granite PrimElite - Annual Ratchet; ING GoldenSelect Granite PrimElite 140 |
| Band 24 | ING GoldenSelect Access One |
| Band 25 | ING GoldenSelect Value |
| Band 26 | ING SmartDesign Variable Annuity Option I, ING SmartDesign Variable Annuity 095 |
| Band 27 | ING SmartDesign Variable Annuity Option II, ING SmartDesign Variable Annuity 125 |
| Band 28 | ING SmartDesign Variable Annuity, ING SmartDesign Variable Annuity Option III, ING SmartDesign Variable Annuity 140 |
| Band 29 | ING SmartDesign Variable Annuity Bonus Option I, ING SmartDesign Variable Annuity 145 |
| Band 30 | ING SmartDesign Variable Annuity Bonus Option II, ING SmartDesign Variable Annuity 175 |
| Band 31 | ING SmartDesign Variable Annuity Bonus Option III, ING SmartDesign Variable Annuity 190 |
| Band 32 | ING SmartDesign Advantage Bonus Option I, ING SmartDesign Advantage Variable Annuity 220 |
| Band 33 | ING SmartDesign Advantage Bonus Option II, ING SmartDesign Advantage Variable Annuity 240 |

| Bands | Products |
|---|---|
| Band 34 | ING SmartDesign Advantage Bonus Option III, ING SmartDesign Advantage Variable Annuity 255 |
| Band 35 | ING Rollover Choice Option I (prior to August 7, 2003), ING Focus VA Option I, ING Focus Variable Annuity 075, ING Rollover Choice 075 |
| Band 36 | ING Rollover Choice Option II (prior to August 7, 2003), ING Focus VA Option I, ING Focus VA Option II, ING Focus Variable Annuity 095, ING Rollover Choice 095 |
| Band 37 | ING Rollover Choice Option III (prior to August 7, 2003), ING Rollover Choice 110 |
| Band 38 | ING Rollover Choice Option I, ING Rollover Choice 100 |
| Band 39 | ING Rollover Choice Option II, ING Rollover Choice 120 |
| Band 40 | ING Rollover Choice Option III, ING Rollover Choice 135 |
| Band 41 | ING SmartDesign Signature Option I, ING SmartDesign Signature Variable Annuity 175 |
| Band 42 | ING SmartDesign Signature Option II, ING SmartDesign Signature Variable Annuity 210 |
| Band 43 | ING SmartDesign Signature Option III |
| Band 44 | ING SmartDesign Advantage Variable Annuity 245 |
| Band 45 | ING SmartDesign Advantage Variable Annuity 260 |
| Band 46 | ING GoldenSelect Landmark Variable Annuity 220, ING GoldenSelect Legends 220, Wells Fargo ING Landmark Variable Annuity 220 |
| Band 47 | ING GoldenSelect Access 235 |
| Band 49 | ING Simplicity Variable Annuity 200 |
| Band 50 | ING Architect Variable Annuity 180 |
| Band 51 | ING Architect Variable Annuity 210 |
| Band 52 | ING Architect Variable Annuity 145 |
| Band 53 | ING Architect Variable Annuity 170 |
| Band 54 | ING Architect Variable Annuity 200 |
| Band 55 | ING Architect Variable Annuity 155 |
| Band 56 | ING Architect Variable Annuity 115 |
| Band 57 | ING Architect Variable Annuity 170 |
| Band 58 | ING Architect Variable Annuity 195 |
| Band 59 | ING Architect Variable Annuity 225 |
| Band 60 | ING Architect Variable Annuity 160 |
| Band 61 | ING Architect Variable Annuity 185 |
| Band 62 | ING Architect Variable Annuity 215 |
| Band 64 | ING Architect Variable Annuity 200 |

## 10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, follows:

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AIM V.I. Leisure Fund - Series I Shares | | | | | | | | | | | | |
| 2009 | 2,010 | $8.46 | to | $10.67 | $20,121 | 1.81% | 0.95% | to | 2.60% | 29.41% | to | 31.57% |
| 2008 | 2,328 | $6.53 | to | $8.11 | $17,862 | 1.00% | 0.95% | to | 2.60% | -44.54% | to | -43.60% |
| 2007 | 3,083 | $11.74 | to | $14.38 | $42,305 | 1.58% | 0.95% | to | 2.60% | -3.39% | to | -1.78% |
| 2006 | 3,723 | $12.12 | to | $14.64 | $52,417 | 1.08% | 0.95% | to | 2.60% | 21.32% | to | 23.44% |
| 2005 | 4,687 | $9.96 | to | $11.86 | $53,911 | 1.11% | 0.95% | to | 2.60% | -3.68% | to | -2.15% |
| BlackRock Global Allocation V.I. Fund - Class III | | | | | | | | | | | | |
| 2009 | 102,963 | $9.33 | to | $9.61 | $975,605 | 2.36% | 0.95% | to | 2.60% | 17.80% | to | 19.83% |
| 2008 | 49,903 | $7.92 | to | $8.02 | $397,800 | (d) | 0.95% | to | 2.60% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| Columbia Asset Allocation Fund, Variable Series - Class A | | | | | | | | | | | | |
| 2009 | 22 | $13.63 | to | $14.00 | $308 | 3.86% | 1.40% | to | 1.80% | 21.81% | to | 22.27% |
| 2008 | 23 | $11.19 | to | $11.45 | $262 | 3.66% | 1.40% | to | 1.80% | -29.62% | to | -29.36% |
| 2007 | 41 | $15.82 | to | $16.21 | $668 | 2.48% | 1.40% | to | 1.90% | 7.11% | to | 7.64% |
| 2006 | 36 | $14.77 | to | $15.06 | $540 | 2.44% | 1.40% | to | 1.90% | 9.65% | to | 10.25% |
| 2005 | 38 | $13.47 | to | $13.66 | $523 | 2.49% | 1.40% | to | 1.90% | 4.65% | to | 5.08% |
| Columbia Federal Securities Fund, Variable Series - Class A | | | | | | | | | | | | |
| 2009 | 2 | $11.70 | to | $11.98 | $22 | 8.16% | 1.45% | to | 1.80% | 0.09% | to | 0.42% |
| 2008 | 2 | $11.69 | to | $11.93 | $27 | 9.35% | 1.45% | to | 1.80% | 6.18% | to | 6.52% |
| 2007 | 7 | $11.01 | to | $11.23 | $80 | 6.21% | 1.40% | to | 1.80% | 4.26% | to | 4.76% |
| 2006 | 8 | $10.56 | to | $10.72 | $81 | 5.54% | 1.40% | to | 1.80% | 1.83% | to | 2.29% |
| 2005 | 8 | $10.37 | to | $10.48 | $85 | 5.71% | 1.40% | to | 1.80% | 0.78% | to | 1.06% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Columbia Large Cap Growth Fund, Variable Series - Class A | | | | | | | | | | | | |
| 2009 | 33 | $9.95 | to | $10.20 | $331 | 0.68% | 1.40% | to | 1.90% | 32.31% | to | 32.99% |
| 2008 | 34 | $7.52 | to | $7.67 | $258 | 0.27% | 1.40% | to | 1.90% | -41.57% | to | -41.26% |
| 2007 | 37 | $12.87 | to | $13.06 | $484 | 0.39% | 1.40% | to | 1.90% | 13.49% | to | 14.16% |
| 2006 | 48 | $11.34 | to | $11.44 | $547 | 0.35% | 1.40% | to | 1.90% | 8.21% | to | 8.65% |
| 2005 | 49 | $10.48 | to | $10.53 | $515 | (a) | 1.40% | to | 1.90% | | (a) | |
| Columbia Small Cap Value Fund, Variable Series - Class B | | | | | | | | | | | | |
| 2009 | 9,211 | $10.05 | to | $17.36 | $150,066 | 0.85% | 0.95% | to | 2.35% | 21.97% | to | 23.89% |
| 2008 | 10,670 | $8.24 | to | $14.06 | $141,739 | 0.46% | 0.95% | to | 2.45% | -29.89% | to | -28.85% |
| 2007 | 13,631 | $11.74 | to | $19.82 | $256,889 | 0.27% | 0.95% | to | 2.60% | -5.11% | to | -3.56% |
| 2006 | 16,991 | $12.34 | to | $20.60 | $335,177 | 0.34% | 0.95% | to | 2.60% | 16.24% | to | 18.25% |
| 2005 | 20,661 | $10.59 | to | $17.48 | $348,817 | - | 0.95% | to | 2.60% | 3.09% | to | 4.17% |
| Columbia Small Company Growth Fund, Variable Series - Class A | | | | | | | | | | | | |
| 2009 | 2 | $14.55 | to | $14.90 | $25 | - | 1.45% | to | 1.80% | 23.41% | to | 23.86% |
| 2008 | 4 | $11.79 | to | $12.07 | $51 | - | 1.40% | to | 1.80% | -41.89% | to | -41.63% |
| 2007 | 4 | $20.29 | to | $20.68 | $91 | - | 1.40% | to | 1.80% | 11.42% | to | 11.84% |
| 2006 | 4 | $18.21 | to | $18.49 | $82 | - | 1.40% | to | 1.80% | 10.36% | to | 10.85% |
| 2005 | 5 | $16.50 | to | $16.68 | $78 | - | 1.40% | to | 1.80% | 0.86% | to | 1.28% |
| Fidelity® VIP Equity-Income Portfolio - Service Class 2 | | | | | | | | | | | | |
| 2009 | 19,074 | $7.72 | to | $11.70 | $183,254 | 1.91% | 0.75% | to | 2.60% | 26.51% | to | 28.93% |
| 2008 | 22,259 | $6.01 | to | $9.10 | $167,056 | 2.07% | 0.75% | to | 2.60% | -44.30% | to | -43.24% |
| 2007 | 28,026 | $11.47 | to | $16.08 | $373,387 | 1.66% | 0.75% | to | 2.60% | -1.39% | to | 0.50% |
| 2006 | 28,119 | $11.61 | to | $16.03 | $376,023 | 2.91% | 0.75% | to | 2.60% | 16.83% | to | 19.05% |
| 2005 | 24,383 | $10.48 | to | $13.50 | $276,545 | 1.36% | 0.75% | to | 2.60% | 2.87% | to | 4.79% |
| Fidelity® VIP Contrafund® Portfolio - Service Class 2 | | | | | | | | | | | | |
| 2009 | 66,360 | $7.79 | to | $14.91 | $795,683 | 1.12% | 0.75% | to | 2.60% | 31.90% | to | 34.45% |
| 2008 | 72,902 | $5.89 | to | $11.12 | $656,498 | 0.94% | 0.75% | to | 2.60% | -44.18% | to | -43.14% |
| 2007 | 57,227 | $12.58 | to | $19.59 | $922,587 | 0.87% | 0.75% | to | 2.60% | 14.18% | to | 16.41% |
| 2006 | 39,889 | $10.97 | to | $16.87 | $561,251 | 1.09% | 0.75% | to | 2.60% | 8.54% | to | 10.61% |
| 2005 | 20,525 | $11.89 | to | $15.29 | $267,908 | 0.04% | 0.75% | to | 2.60% | 13.64% | to | 15.83% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Franklin Small Cap Value Securities Fund - Class 2 | | | | | | | | | | | | |
| 2009 | 799 | $14.56 | to | $15.26 | $12,115 | 1.65% | 0.75% | to | 1.35% | 27.41% | to | 28.14% |
| 2008 | 611 | $11.40 | to | $11.94 | $7,246 | 1.14% | 0.75% | to | 1.35% | -33.92% | to | -33.50% |
| 2007 | 479 | $17.21 | to | $18.00 | $8,548 | 0.71% | 0.75% | to | 1.35% | -3.75% | to | -3.14% |
| 2006 | 304 | $17.83 | to | $18.63 | $5,563 | 0.60% | 0.75% | to | 1.35% | 15.42% | to | 16.12% |
| 2005 | 152 | $15.41 | to | $16.08 | $2,400 | 0.59% | 0.75% | to | 1.35% | 7.34% | to | 7.94% |
| ING Balanced Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 654 | $8.76 | to | $12.11 | $6,899 | 4.06% | 0.75% | to | 2.20% | 16.33% | to | 18.15% |
| 2008 | 724 | $7.46 | to | $10.25 | $6,399 | 3.34% | 0.75% | to | 2.55% | -30.08% | to | -28.87% |
| 2007 | 814 | $10.66 | to | $14.41 | $9,901 | 2.48% | 0.75% | to | 2.60% | 2.60% | to | 4.57% |
| 2006 | 908 | $10.39 | to | $13.78 | $10,361 | 1.04% | 0.75% | to | 2.60% | 8.13% | to | 8.76% |
| 2005 | 254 | $12.18 | to | $12.67 | $3,170 | 2.07% | 0.75% | to | 1.35% | 2.61% | to | 3.26% |
| ING Intermediate Bond Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 106,012 | $9.60 | to | $12.91 | $1,241,312 | 6.19% | 0.75% | to | 2.60% | 8.41% | to | 10.44% |
| 2008 | 104,672 | $8.83 | to | $11.69 | $1,122,300 | 6.23% | 0.75% | to | 2.60% | -11.04% | to | -9.31% |
| 2007 | 88,836 | $10.20 | to | $12.89 | $1,068,161 | 4.53% | 0.75% | to | 2.60% | 2.96% | to | 4.88% |
| 2006 | 53,039 | $10.12 | to | $12.29 | $616,032 | 5.04% | 0.75% | to | 2.60% | 1.10% | to | 3.02% |
| 2005 | 26,206 | $10.01 | to | $11.93 | $300,774 | 3.92% | 0.75% | to | 2.60% | 0.71% | to | 2.14% |
| ING American Funds Asset Allocation Portfolio | | | | | | | | | | | | |
| 2009 | 35,172 | $8.60 | to | $8.81 | $306,208 | 1.71% | 0.95% | to | 2.35% | 20.45% | to | 22.19% |
| 2008 | 20,680 | $7.13 | to | $7.21 | $148,369 | (d) | 0.95% | to | 2.60% | (d) | | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| ING American Funds Bond Portfolio | | | | | | | | | | | | |
| 2009 | 49,758 | $9.60 | to | $10.04 | $484,377 | 3.65% | 0.75% | to | 2.60% | 9.18% | to | 11.35% |
| 2008 | 28,568 | $8.77 | to | $9.04 | $252,168 | (d) | 0.75% | to | 2.60% | (d) | | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING American Funds Growth Portfolio | | | | | | | | | | | | |
| 2009 | 181,605 | $7.75 | to | $12.48 | $2,104,447 | 1.86% | 0.75% | to | 2.60% | 35.05% | to | 37.77% |
| 2008 | 181,107 | $5.72 | to | $9.09 | $1,544,265 | 0.86% | 0.75% | to | 2.60% | -45.73% | to | -44.72% |
| 2007 | 156,541 | $12.02 | to | $16.46 | $2,455,766 | 0.26% | 0.75% | to | 2.60% | 8.83% | to | 10.93% |
| 2006 | 138,030 | $10.99 | to | $14.87 | $1,979,019 | 0.18% | 0.75% | to | 2.60% | 6.76% | to | 8.77% |
| 2005 | 113,508 | $10.57 | to | $13.69 | $1,516,773 | - | 0.75% | to | 2.60% | 12.69% | to | 14.48% |
| ING American Funds Growth-Income Portfolio | | | | | | | | | | | | |
| 2009 | 127,548 | $8.12 | to | $11.61 | $1,376,389 | 2.28% | 0.75% | to | 2.60% | 27.18% | to | 29.60% |
| 2008 | 127,441 | $6.36 | to | $8.98 | $1,074,885 | 1.56% | 0.75% | to | 2.60% | -39.84% | to | -38.66% |
| 2007 | 114,229 | $11.40 | to | $14.67 | $1,595,008 | 1.00% | 0.75% | to | 2.60% | 1.81% | to | 3.73% |
| 2006 | 100,590 | $11.15 | to | $14.17 | $1,374,118 | 0.69% | 0.75% | to | 2.60% | 11.59% | to | 13.72% |
| 2005 | 84,695 | $10.10 | to | $12.48 | $1,031,247 | 0.35% | 0.75% | to | 2.60% | 2.55% | to | 4.26% |
| ING American Funds International Portfolio | | | | | | | | | | | | |
| 2009 | 84,125 | $8.00 | to | $18.25 | $1,387,295 | 3.37% | 0.75% | to | 2.60% | 38.56% | to | 41.37% |
| 2008 | 80,618 | $5.75 | to | $12.94 | $953,776 | 1.98% | 0.75% | to | 2.60% | -43.93% | to | -42.92% |
| 2007 | 72,838 | $13.49 | to | $22.71 | $1,548,000 | 0.88% | 0.75% | to | 2.60% | 16.30% | to | 18.47% |
| 2006 | 58,897 | $11.54 | to | $19.20 | $1,078,309 | 0.71% | 0.75% | to | 2.60% | 15.21% | to | 17.53% |
| 2005 | 43,010 | $10.99 | to | $16.38 | $683,490 | 0.49% | 0.75% | to | 2.60% | 17.83% | to | 19.82% |
| ING American Funds World Allocation Portfolio -<br>Service Class | | | | | | | | | | | | |
| 2009 | 8,491 | $11.91 | to | $13.13 | $102,079 | 0.49% | 0.95% | to | 2.35% | 31.60% | to | 33.44% |
| 2008 | 1,447 | $9.05 | to | $9.09 | $13,128 | (d) | 1.00% | to | 2.35% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Artio Foreign Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 46,393 | $6.65 | to | $14.60 | $601,656 | 3.12% | 0.80% | to | 2.60% | 17.18% | to | 19.31% |
| 2008 | 45,525 | $5.66 | to | $12.36 | $499,269 | - | 0.80% | to | 2.60% | -45.12% | to | -44.08% |
| 2007 | 45,509 | $13.89 | to | $22.32 | $908,393 | 0.08% | 0.80% | to | 2.60% | 13.41% | to | 15.51% |
| 2006 | 36,012 | $12.18 | to | $19.50 | $630,618 | - | 0.80% | to | 2.60% | 25.82% | to | 28.14% |
| 2005 | 25,762 | $11.80 | to | $15.36 | $356,543 | 0.07% | 0.80% | to | 2.60% | 12.41% | to | 14.30% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Artio Foreign Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 3,309 | $10.93 | to | $15.91 | $46,737 | 2.84% | 1.40% | to | 2.20% | 17.40% | to | 18.38% |
| 2008 | 3,270 | $9.31 | to | $13.44 | $38,955 | - | 1.40% | to | 2.20% | -44.98% | to | -44.49% |
| 2007 | 3,447 | $16.92 | to | $24.21 | $74,247 | - | 1.40% | to | 2.20% | 13.71% | to | 14.58% |
| 2006 | 3,419 | $14.88 | to | $21.13 | $64,469 | - | 1.40% | to | 2.20% | 26.21% | to | 27.29% |
| 2005 | 2,592 | $11.79 | to | $16.60 | $39,182 | 0.03% | 1.40% | to | 2.20% | 12.64% | to | 13.54% |
| ING BlackRock Inflation Protected Bond Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 15,090 | $10.49 | to | $10.64 | $159,401 | (e) | 0.75% | to | 2.60% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | | | | | | | | | | | | |
| 2009 | 19 | $7.58 | to | $7.71 | $148 | 0.72% | 0.75% | to | 1.35% | 28.69% | to | 29.58% |
| 2008 | 22 | $5.89 | to | $5.95 | $131 | - | 0.75% | to | 1.35% | -39.71% | to | -39.35% |
| 2007 | 25 | $9.77 | to | $9.81 | $244 | (c) | 0.75% | to | 1.35% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING BlackRock Large Cap Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 13,216 | $8.21 | to | $10.60 | $130,165 | 0.32% | 0.75% | to | 2.60% | 26.78% | to | 29.32% |
| 2008 | 12,227 | $6.41 | to | $8.22 | $94,345 | - | 0.75% | to | 2.60% | -40.61% | to | -39.55% |
| 2007 | 11,875 | $10.92 | to | $13.69 | $153,507 | - | 0.75% | to | 2.60% | 3.98% | to | 5.97% |
| 2006 | 11,782 | $10.38 | to | $12.92 | $145,523 | - | 0.75% | to | 2.60% | 4.34% | to | 6.25% |
| 2005 | 12,937 | $10.88 | to | $12.16 | $151,911 | - | 0.80% | to | 2.60% | 7.76% | to | 9.39% |
| ING BlackRock Large Cap Value Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 2,532 | $8.02 | to | $10.76 | $25,192 | 0.39% | 0.90% | to | 2.35% | 10.27% | to | 11.85% |
| 2008 | 3,077 | $7.26 | to | $9.62 | $27,597 | 0.31% | 0.90% | to | 2.35% | -36.86% | to | -35.91% |
| 2007 | 4,072 | $11.46 | to | $15.01 | $57,552 | 0.41% | 0.90% | to | 2.60% | 1.59% | to | 3.33% |
| 2006 | 5,107 | $11.24 | to | $14.53 | $70,539 | 0.59% | 0.80% | to | 2.60% | 13.51% | to | 15.32% |
| 2005 | 3,466 | $10.53 | to | $12.64 | $42,124 | - | 0.80% | to | 2.45% | 2.92% | to | 4.46% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING BlackRock Large Cap Value Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 198 | $8.48 | to | $12.45 | $2,189 | 0.23% | 1.40% | to | 2.20% | 10.22% | to | 11.06% |
| 2008 | 220 | $7.69 | to | $11.21 | $2,212 | 0.15% | 1.40% | to | 2.20% | -36.86% | to | -36.31% |
| 2007 | 270 | $12.18 | to | $17.60 | $4,303 | 0.23% | 1.40% | to | 2.20% | 1.84% | to | 2.62% |
| 2006 | 291 | $11.96 | to | $17.15 | $4,559 | 0.51% | 1.40% | to | 2.20% | 13.69% | to | 14.64% |
| 2005 | 225 | $10.52 | to | $14.96 | $3,132 | - | 1.40% | to | 2.20% | 2.92% | to | 3.60% |
| ING Clarion Global Real Estate Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 16,302 | $7.49 | to | $9.65 | $151,036 | 2.43% | 0.75% | to | 2.60% | 29.94% | to | 32.34% |
| 2008 | 16,758 | $5.69 | to | $7.30 | $118,550 | - | 0.75% | to | 2.60% | -42.79% | to | -41.83% |
| 2007 | 11,754 | $11.74 | to | $12.55 | $145,395 | 3.55% | 0.95% | to | 2.60% | -9.70% | to | -8.19% |
| 2006 | 5,601 | $12.93 | to | $13.67 | $76,113 | (b) | 0.95% | to | 2.60% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Clarion Global Real Estate Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 247 | $9.16 | to | $9.44 | $2,299 | 2.15% | 1.40% | to | 2.20% | 30.30% | to | 31.48% |
| 2008 | 239 | $7.03 | to | $7.18 | $1,695 | - | 1.40% | to | 2.20% | -42.61% | to | -42.19% |
| 2007 | 222 | $12.25 | to | $12.42 | $2,736 | 3.30% | 1.40% | to | 2.20% | -9.46% | to | -8.68% |
| 2006 | 133 | $13.53 | to | $13.60 | $1,807 | (b) | 1.40% | to | 2.20% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Clarion Real Estate Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 7,573 | $7.94 | to | $64.36 | $307,226 | 3.51% | 0.50% | to | 2.60% | 32.26% | to | 35.21% |
| 2008 | 8,954 | $5.97 | to | $47.60 | $270,838 | 1.26% | 0.50% | to | 2.60% | -40.10% | to | -38.82% |
| 2007 | 11,227 | $9.92 | to | $77.80 | $578,834 | 1.18% | 0.50% | to | 2.60% | -19.87% | to | -18.16% |
| 2006 | 14,683 | $12.29 | to | $95.06 | $970,402 | 1.16% | 0.50% | to | 2.60% | 34.09% | to | 36.95% |
| 2005 | 13,345 | $11.63 | to | $69.41 | $683,995 | 1.06% | 0.50% | to | 2.60% | 13.76% | to | 16.21% |
| ING Clarion Real Estate Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 1,228 | $10.01 | to | $18.07 | $18,836 | 3.33% | 1.40% | to | 2.20% | 32.76% | to | 33.80% |
| 2008 | 1,378 | $7.54 | to | $13.51 | $15,856 | 1.08% | 1.40% | to | 2.20% | -39.97% | to | -39.44% |
| 2007 | 1,592 | $12.56 | to | $22.31 | $30,569 | 1.05% | 1.40% | to | 2.20% | -19.69% | to | -19.02% |
| 2006 | 1,706 | $15.64 | to | $27.55 | $40,981 | 1.18% | 1.40% | to | 2.20% | 34.36% | to | 35.51% |
| 2005 | 1,604 | $11.64 | to | $20.33 | $28,990 | 1.02% | 1.40% | to | 2.20% | 14.13% | to | 14.92% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Evergreen Health Sciences Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 16,988 | $8.19 | to | $11.11 | $179,816 | - | 0.90% | to | 2.60% | 16.96% | to | 19.08% |
| 2008 | 18,362 | $6.98 | to | $9.33 | $164,749 | 0.14% | 0.90% | to | 2.60% | -30.52% | to | -29.35% |
| 2007 | 16,047 | $11.93 | to | $13.21 | $205,635 | 0.13% | 0.80% | to | 2.60% | 5.72% | to | 7.68% |
| 2006 | 16,005 | $11.22 | to | $12.28 | $192,226 | - | 0.80% | to | 2.60% | 10.88% | to | 12.96% |
| 2005 | 14,969 | $10.26 | to | $10.96 | $160,600 | 0.01% | 0.80% | to | 2.60% | 7.63% | to | 9.37% |
| ING Evergreen Omega Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 7,714 | $11.30 | to | $13.39 | $93,436 | 0.43% | 0.75% | to | 2.35% | 39.16% | to | 41.39% |
| 2008 | 1,030 | $8.12 | to | $9.47 | $8,916 | 0.14% | 0.75% | to | 2.55% | -29.38% | to | -28.09% |
| 2007 | 701 | $11.48 | to | $13.17 | $8,527 | 0.08% | 0.75% | to | 2.55% | 8.85% | to | 10.77% |
| 2006 | 950 | $10.53 | to | $11.89 | $10,532 | - | 0.75% | to | 2.60% | 2.84% | to | 4.85% |
| 2005 | 748 | $10.22 | to | $11.34 | $7,994 | - | 0.75% | to | 2.60% | 1.72% | to | 2.95% |
| ING Evergreen Omega Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 74 | $11.30 | to | $12.25 | $879 | - | 1.40% | to | 2.20% | 38.99% | to | 40.16% |
| 2008 | 94 | $8.13 | to | $8.74 | $802 | - | 1.40% | to | 2.20% | -29.18% | to | -28.65% |
| 2007 | 109 | $11.48 | to | $12.25 | $1,301 | - | 1.40% | to | 2.20% | 9.02% | to | 9.87% |
| 2006 | 122 | $10.53 | to | $11.15 | $1,331 | - | 1.40% | to | 2.20% | 3.03% | to | 4.01% |
| 2005 | 91 | $10.22 | to | $10.72 | $961 | - | 1.40% | to | 2.20% | 1.63% | to | 2.29% |
| ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 57,858 | $8.48 | to | $14.98 | $766,006 | 0.46% | 0.50% | to | 2.60% | 35.66% | to | 38.45% |
| 2008 | 59,892 | $6.23 | to | $10.82 | $581,082 | 0.72% | 0.50% | to | 2.60% | -40.75% | to | -39.42% |
| 2007 | 65,165 | $12.21 | to | $17.86 | $1,061,996 | 0.15% | 0.50% | to | 2.60% | 11.47% | to | 13.53% |
| 2006 | 43,307 | $10.93 | to | $15.29 | $627,079 | - | 0.80% | to | 2.60% | 9.06% | to | 11.10% |
| 2005 | 43,185 | $10.18 | to | $13.79 | $569,837 | - | 0.80% | to | 2.60% | 14.35% | to | 15.88% |
| ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 2,037 | $11.61 | to | $17.86 | $32,436 | 0.34% | 1.40% | to | 2.20% | 35.95% | to | 37.17% |
| 2008 | 2,176 | $8.54 | to | $13.02 | $25,387 | 0.38% | 1.40% | to | 2.20% | -40.57% | to | -40.14% |
| 2007 | 2,406 | $14.37 | to | $21.75 | $47,072 | 0.01% | 1.40% | to | 2.20% | 11.74% | to | 12.69% |
| 2006 | 2,079 | $12.86 | to | $19.30 | $36,090 | - | 1.40% | to | 2.20% | 9.35% | to | 10.22% |
| 2005 | 1,777 | $11.76 | to | $17.51 | $28,369 | - | 1.40% | to | 2.20% | 14.30% | to | 15.12% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Focus 5 Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 22,107 | $6.85 | to | $7.77 | $154,311 | - | 0.75% | to | 2.35% | 18.92% | to | 21.03% |
| 2008 | 22,447 | $5.76 | to | $6.42 | $130,749 | 2.64% | 0.75% | to | 2.35% | -44.40% | to | -43.67% |
| 2007 | 9,583 | $10.36 | to | $10.42 | $99,541 | (c) | 1.00% | to | 2.35% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Franklin Income Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 43,601 | $9.11 | to | $10.25 | $431,653 | 6.53% | 0.95% | to | 2.60% | 28.61% | to | 30.74% |
| 2008 | 37,779 | $7.10 | to | $7.84 | $288,417 | 3.41% | 0.95% | to | 2.60% | -31.12% | to | -29.89% |
| 2007 | 31,117 | $10.83 | to | $11.20 | $342,076 | 1.18% | 0.95% | to | 2.60% | -0.09% | to | 1.64% |
| 2006 | 14,383 | $10.84 | to | $11.02 | $156,693 | (b) | 0.95% | to | 2.60% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Franklin Income Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 799 | $9.69 | to | $9.99 | $7,857 | 6.74% | 1.40% | to | 2.20% | 28.86% | to | 30.08% |
| 2008 | 770 | $7.52 | to | $7.68 | $5,852 | 3.40% | 1.40% | to | 2.20% | -30.95% | to | -30.43% |
| 2007 | 824 | $10.89 | to | $11.04 | $9,020 | 1.27% | 1.40% | to | 2.20% | 0.28% | to | 1.10% |
| 2006 | 268 | $10.86 | to | $10.92 | $2,916 | (b) | 1.40% | to | 2.20% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Franklin Mutual Shares Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 20,839 | $7.89 | to | $9.21 | $187,539 | 0.13% | 0.95% | to | 2.60% | 23.25% | to | 25.34% |
| 2008 | 20,205 | $6.38 | to | $7.35 | $146,314 | 3.71% | 0.95% | to | 2.60% | -39.44% | to | -38.34% |
| 2007 | 16,820 | $11.79 | to | $11.92 | $199,485 | (c) | 0.95% | to | 2.60% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Franklin Templeton Founding Strategy Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 109,090 | $7.57 | to | $8.81 | $849,891 | 2.86% | 0.75% | to | 2.60% | 26.80% | to | 29.37% |
| 2008 | 112,503 | $5.97 | to | $6.81 | $684,019 | 0.13% | 0.75% | to | 2.60% | -37.36% | to | -36.31% |
| 2007 | 54,307 | $9.53 | to | $9.64 | $520,590 | (c) | 0.95% | to | 2.60% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Global Resources Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 22,047 | $7.96 | to | $42.27 | $692,061 | 0.33% | 0.80% | to | 2.60% | 33.93% | to | 36.40% |
| 2008 | 23,618 | $5.92 | to | $30.99 | $547,001 | 2.07% | 0.80% | to | 2.60% | -42.56% | to | -41.47% |
| 2007 | 20,069 | $14.96 | to | $52.95 | $828,047 | 0.01% | 0.80% | to | 2.60% | 29.83% | to | 32.18% |
| 2006 | 16,489 | $11.47 | to | $40.06 | $529,809 | 0.18% | 0.80% | to | 2.60% | 18.24% | to | 20.44% |
| 2005 | 13,480 | $13.27 | to | $33.26 | $373,920 | 0.72% | 0.80% | to | 2.60% | 34.63% | to | 36.65% |
| ING Global Resources Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 1,285 | $16.64 | to | $25.82 | $28,489 | 0.04% | 1.40% | to | 2.20% | 34.19% | to | 35.32% |
| 2008 | 1,367 | $12.40 | to | $19.08 | $22,531 | 1.65% | 1.40% | to | 2.20% | -42.38% | to | -41.90% |
| 2007 | 1,436 | $21.52 | to | $32.84 | $41,169 | - | 1.40% | to | 2.20% | 30.19% | to | 31.20% |
| 2006 | 1,445 | $16.53 | to | $25.03 | $31,781 | 0.10% | 1.40% | to | 2.20% | 18.49% | to | 19.47% |
| 2005 | 1,203 | $13.95 | to | $20.95 | $22,547 | 0.75% | 1.40% | to | 2.20% | 34.72% | to | 35.69% |
| ING Janus Contrarian Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 40,957 | $6.93 | to | $13.14 | $460,273 | 0.58% | 0.90% | to | 2.60% | 32.81% | to | 35.22% |
| 2008 | 48,636 | $5.19 | to | $9.72 | $407,973 | 0.63% | 0.90% | to | 2.60% | -50.31% | to | -49.44% |
| 2007 | 46,762 | $14.17 | to | $19.24 | $784,615 | - | 0.90% | to | 2.60% | 17.74% | to | 19.78% |
| 2006 | 10,578 | $11.99 | to | $16.07 | $149,666 | 0.42% | 0.90% | to | 2.60% | 19.84% | to | 22.00% |
| 2005 | 6,969 | $11.34 | to | $13.19 | $81,462 | 0.06% | 0.90% | to | 2.60% | 12.73% | to | 14.58% |
| ING Janus Contrarian Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 1,441 | $10.89 | to | $18.21 | $21,856 | 0.31% | 1.40% | to | 2.20% | 33.13% | to | 34.29% |
| 2008 | 1,646 | $8.18 | to | $13.56 | $18,745 | 0.42% | 1.40% | to | 2.20% | -50.18% | to | -49.78% |
| 2007 | 1,722 | $16.42 | to | $27.00 | $39,413 | - | 1.40% | to | 2.20% | 18.13% | to | 19.10% |
| 2006 | 370 | $13.90 | to | $22.67 | $7,234 | 0.34% | 1.40% | to | 2.20% | 20.14% | to | 21.10% |
| 2005 | 225 | $11.57 | to | $18.72 | $3,755 | 0.07% | 1.40% | to | 2.20% | 13.00% | to | 13.80% |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 35,528 | $8.23 | to | $22.21 | $692,447 | 1.48% | 0.75% | to | 2.60% | 67.19% | to | 70.19% |
| 2008 | 35,629 | $4.91 | to | $13.05 | $414,868 | 2.61% | 0.75% | to | 2.60% | -52.55% | to | -51.67% |
| 2007 | 35,157 | $18.01 | to | $27.00 | $867,350 | 0.89% | 0.80% | to | 2.60% | 34.89% | to | 37.40% |
| 2006 | 27,668 | $13.29 | to | $19.65 | $502,767 | 0.50% | 0.80% | to | 2.60% | 32.26% | to | 34.68% |
| 2005 | 22,412 | $13.00 | to | $14.59 | $305,326 | 0.07% | 0.80% | to | 2.60% | 31.85% | to | 33.73% |

276

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 1,238 | $20.02 | to | $31.84 | $33,336 | 1.14% | 1.40% | to | 2.20% | 67.53% | to | 68.91% |
| 2008 | 1,298 | $11.95 | to | $18.85 | $20,686 | 2.26% | 1.40% | to | 2.20% | -52.41% | to | -52.04% |
| 2007 | 1,430 | $25.11 | to | $39.30 | $47,813 | 0.89% | 1.40% | to | 2.20% | 35.15% | to | 36.32% |
| 2006 | 1,436 | $18.58 | to | $28.83 | $35,277 | 0.49% | 1.40% | to | 2.20% | 32.71% | to | 33.78% |
| 2005 | 1,054 | $14.00 | to | $21.55 | $19,778 | 0.08% | 1.40% | to | 2.20% | 31.71% | to | 32.62% |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 12,649 | $9.20 | to | $13.24 | $153,523 | 0.41% | 0.90% | to | 2.60% | 23.95% | to | 26.22% |
| 2008 | 13,007 | $7.38 | to | $10.58 | $126,323 | 0.47% | 0.80% | to | 2.60% | -31.75% | to | -30.53% |
| 2007 | 16,728 | $10.76 | to | $15.37 | $236,387 | 0.13% | 0.80% | to | 2.60% | -4.25% | to | -2.50% |
| 2006 | 16,274 | $11.18 | to | $15.92 | $239,483 | - | 0.80% | to | 2.60% | 13.63% | to | 15.74% |
| 2005 | 13,753 | $10.36 | to | $13.89 | $177,486 | - | 0.80% | to | 2.60% | -13.35% | to | 1.91% |
| ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 2,557 | $9.62 | to | $15.23 | $34,226 | 0.22% | 1.40% | to | 2.20% | 24.29% | to | 25.35% |
| 2008 | 2,792 | $7.74 | to | $12.15 | $30,008 | 0.28% | 1.40% | to | 2.20% | -31.56% | to | -31.04% |
| 2007 | 3,257 | $11.31 | to | $17.62 | $50,959 | - | 1.40% | to | 2.20% | -4.07% | to | -3.24% |
| 2006 | 3,320 | $11.79 | to | $18.21 | $54,102 | - | 1.40% | to | 2.20% | 13.91% | to | 14.82% |
| 2005 | 3,144 | $10.35 | to | $15.86 | $45,409 | - | 1.40% | to | 2.20% | 1.34% | to | 2.12% |
| ING Limited Maturity Bond Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 5,258 | $10.44 | to | $27.44 | $113,748 | 4.79% | 0.50% | to | 2.25% | 4.76% | to | 6.65% |
| 2008 | 6,346 | $9.94 | to | $25.73 | $130,395 | 6.53% | 0.50% | to | 2.25% | -2.48% | to | -0.73% |
| 2007 | 8,412 | $10.17 | to | $25.92 | $176,466 | 1.99% | 0.50% | to | 2.25% | 3.35% | to | 5.24% |
| 2006 | 10,711 | $18.26 | to | $24.63 | $216,291 | 3.51% | 0.50% | to | 2.25% | 1.53% | to | 3.31% |
| 2005 | 13,640 | $17.66 | to | $23.84 | $269,644 | 4.59% | 0.50% | to | 2.25% | -0.67% | to | 1.10% |
| ING Liquid Assets Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 97,754 | $9.82 | to | $19.41 | $1,494,964 | 0.11% | 0.75% | to | 2.60% | -2.33% | to | -0.41% |
| 2008 | 150,409 | $10.01 | to | $19.49 | $2,331,467 | 2.26% | 0.75% | to | 2.60% | -0.19% | to | 1.67% |
| 2007 | 68,096 | $10.32 | to | $19.17 | $1,050,018 | 4.98% | 0.75% | to | 2.60% | 2.18% | to | 4.18% |
| 2006 | 46,163 | $10.10 | to | $18.40 | $710,117 | 5.15% | 0.75% | to | 2.60% | 1.92% | to | 3.84% |
| 2005 | 38,622 | $9.89 | to | $17.72 | $582,359 | 3.06% | 0.75% | to | 2.60% | 0.15% | to | 2.01% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Liquid Assets Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2009 | 3,118 | $10.23 | to | $10.58 | $32,318 | 0.06% | 1.40% | to | 2.20% | -2.00% | to | -1.12% |
| 2008 | 5,349 | $10.40 | to | $10.70 | $56,288 | 2.09% | 1.40% | to | 2.20% | 0.10% | to | 0.85% |
| 2007 | 2,311 | $10.36 | to | $10.64 | $24,213 | 4.67% | 1.40% | to | 2.20% | 2.44% | to | 3.31% |
| 2006 | 1,518 | $10.07 | to | $10.34 | $15,430 | 4.99% | 1.40% | to | 2.20% | 2.29% | to | 3.11% |
| 2005 | 1,143 | $9.81 | to | $10.08 | $11,307 | 3.20% | 1.40% | to | 2.20% | 0.40% | to | 1.22% |
| **ING Lord Abbett Affiliated Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 5,806 | $8.46 | to | $11.24 | $57,701 | 0.69% | 0.90% | to | 2.45% | 15.79% | to | 17.78% |
| 2008 | 6,883 | $7.23 | to | $9.55 | $58,611 | 2.38% | 0.90% | to | 2.60% | -38.24% | to | -37.15% |
| 2007 | 8,922 | $11.58 | to | $15.21 | $122,006 | 1.66% | 0.90% | to | 2.60% | 1.44% | to | 3.19% |
| 2006 | 11,650 | $11.28 | to | $14.74 | $155,652 | 0.80% | 0.90% | to | 2.60% | 14.60% | to | 16.57% |
| 2005 | 10,892 | $10.40 | to | $12.66 | $126,090 | 1.17% | 0.90% | to | 2.55% | 2.87% | to | 4.54% |
| **ING Lord Abbett Affiliated Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2009 | 181 | $8.73 | to | $12.29 | $1,991 | 0.57% | 1.40% | to | 2.20% | 15.94% | to | 16.94% |
| 2008 | 200 | $7.53 | to | $10.51 | $1,892 | 2.29% | 1.40% | to | 2.20% | -38.02% | to | -37.55% |
| 2007 | 225 | $12.15 | to | $16.83 | $3,428 | 1.63% | 1.40% | to | 2.20% | 1.76% | to | 2.56% |
| 2006 | 245 | $11.94 | to | $16.41 | $3,685 | 0.83% | 1.40% | to | 2.20% | 14.70% | to | 15.73% |
| 2005 | 208 | $10.41 | to | $14.18 | $2,804 | 1.27% | 1.40% | to | 2.20% | 3.15% | to | 3.89% |
| **ING Marsico Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2009 | 34,422 | $7.78 | to | $15.53 | $460,437 | 0.84% | 0.80% | to | 2.60% | 25.61% | to | 28.03% |
| 2008 | 37,553 | $6.17 | to | $12.13 | $397,436 | 0.52% | 0.80% | to | 2.60% | -41.84% | to | -40.80% |
| 2007 | 41,695 | $12.20 | to | $20.49 | $758,194 | - | 0.80% | to | 2.60% | 11.21% | to | 13.20% |
| 2006 | 44,891 | $10.86 | to | $18.69 | $732,265 | - | 0.50% | to | 2.60% | 2.22% | to | 4.41% |
| 2005 | 51,436 | $10.77 | to | $17.90 | $818,414 | - | 0.50% | to | 2.60% | 6.08% | to | 8.35% |
| **ING Marsico Growth Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2009 | 1,476 | $9.04 | to | $13.16 | $17,480 | 0.69% | 1.40% | to | 2.20% | 26.08% | to | 27.03% |
| 2008 | 1,535 | $7.17 | to | $10.36 | $14,277 | 0.32% | 1.40% | to | 2.20% | -41.75% | to | -41.24% |
| 2007 | 1,666 | $12.31 | to | $17.63 | $26,446 | - | 1.40% | to | 2.20% | 11.50% | to | 12.44% |
| 2006 | 1,736 | $11.04 | to | $15.68 | $24,784 | - | 1.40% | to | 2.20% | 2.51% | to | 3.29% |
| 2005 | 1,600 | $10.77 | to | $15.18 | $22,546 | - | 1.40% | to | 2.20% | 6.47% | to | 7.20% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Marsico International Opportunities Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 14,798 | $7.04 | to | $12.48 | $175,866 | 1.22% | 0.75% | to | 2.60% | 33.99% | to | 36.62% |
| 2008 | 18,200 | $5.23 | to | $9.16 | $160,191 | 1.13% | 0.75% | to | 2.60% | -50.83% | to | -49.95% |
| 2007 | 16,499 | $14.26 | to | $18.30 | $294,956 | 0.87% | 0.90% | to | 2.60% | 17.41% | to | 19.53% |
| 2006 | 11,871 | $12.08 | to | $15.31 | $179,220 | 0.03% | 0.90% | to | 2.60% | 20.78% | to | 22.89% |
| 2005 | 10,005 | $12.32 | to | $12.46 | $123,938 | (a) | 0.90% | to | 2.60% | | (a) | |
| ING MFS Total Return Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 35,805 | $8.98 | to | $28.47 | $797,586 | 2.44% | 0.50% | to | 2.60% | 14.78% | to | 17.31% |
| 2008 | 38,189 | $7.77 | to | $24.27 | $740,739 | 5.93% | 0.50% | to | 2.60% | -24.37% | to | -22.73% |
| 2007 | 43,202 | $10.21 | to | $31.41 | $1,114,781 | 2.83% | 0.50% | to | 2.60% | 1.28% | to | 3.49% |
| 2006 | 48,171 | $11.08 | to | $30.35 | $1,227,770 | 2.28% | 0.50% | to | 2.60% | 9.10% | to | 11.38% |
| 2005 | 53,957 | $10.15 | to | $27.25 | $1,266,332 | 2.23% | 0.50% | to | 2.60% | 0.19% | to | 2.37% |
| ING MFS Total Return Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 2,933 | $9.84 | to | $12.80 | $34,335 | 2.28% | 1.40% | to | 2.20% | 15.09% | to | 16.05% |
| 2008 | 3,225 | $8.55 | to | $11.03 | $32,705 | 5.67% | 1.40% | to | 2.20% | -24.13% | to | -23.51% |
| 2007 | 3,710 | $11.27 | to | $14.42 | $49,366 | 2.89% | 1.40% | to | 2.20% | 1.53% | to | 2.35% |
| 2006 | 4,025 | $11.10 | to | $14.09 | $52,787 | 2.19% | 1.40% | to | 2.20% | 9.36% | to | 10.25% |
| 2005 | 4,017 | $10.15 | to | $12.78 | $48,425 | 2.28% | 1.40% | to | 2.20% | 0.47% | to | 1.27% |
| ING MFS Utilities Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 28,774 | $8.04 | to | $15.20 | $416,638 | 5.29% | 0.75% | to | 2.60% | 29.34% | to | 31.87% |
| 2008 | 31,245 | $6.19 | to | $11.55 | $347,825 | 3.74% | 0.75% | to | 2.60% | -39.34% | to | -38.27% |
| 2007 | 27,331 | $15.42 | to | $18.71 | $499,704 | 0.74% | 0.80% | to | 2.60% | 24.10% | to | 26.38% |
| 2006 | 18,136 | $12.35 | to | $14.82 | $264,982 | 0.08% | 0.80% | to | 2.60% | 27.43% | to | 29.83% |
| 2005 | 13,290 | $10.19 | to | $11.44 | $151,085 | (a) | 0.80% | to | 2.60% | | (a) | |
| ING Oppenheimer Active Allocation Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 2,217 | $10.51 | to | $12.98 | $23,532 | 1.10% | 0.95% | to | 2.35% | 24.97% | to | 26.39% |
| 2008 | 412 | $8.41 | to | $8.45 | $3,471 | (d) | 1.15% | to | 2.35% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING PIMCO High Yield Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 29,928 | $11.24 | to | $14.47 | $400,025 | 8.29% | 0.50% | to | 2.60% | 45.49% | to | 48.60% |
| 2008 | 35,884 | $7.65 | to | $9.76 | $326,164 | 8.81% | 0.50% | to | 2.60% | -24.50% | to | -22.89% |
| 2007 | 48,061 | $10.74 | to | $12.70 | $574,507 | 6.90% | 0.50% | to | 2.60% | 0.17% | to | 2.37% |
| 2006 | 54,855 | $10.86 | to | $12.45 | $649,202 | 6.60% | 0.50% | to | 2.60% | 6.14% | to | 8.41% |
| 2005 | 56,422 | $10.21 | to | $11.52 | $624,247 | 6.59% | 0.50% | to | 2.60% | 1.58% | to | 3.76% |
| ING PIMCO Total Return Bond Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 184,659 | $11.14 | to | $19.42 | $2,982,070 | 4.08% | 0.75% | to | 2.60% | 11.41% | to | 13.57% |
| 2008 | 146,635 | $10.05 | to | $17.10 | $2,112,274 | 3.67% | 0.75% | to | 2.60% | 1.54% | to | 3.45% |
| 2007 | 67,225 | $10.85 | to | $16.53 | $963,329 | 2.80% | 0.75% | to | 2.60% | 6.15% | to | 8.18% |
| 2006 | 46,467 | $10.19 | to | $15.28 | $629,159 | 2.44% | 0.75% | to | 2.60% | 1.66% | to | 3.54% |
| 2005 | 46,819 | $10.01 | to | $14.76 | $619,526 | 3.52% | 0.75% | to | 2.60% | -0.19% | to | 1.72% |
| ING PIMCO Total Return Bond Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 5,514 | $12.33 | to | $14.04 | $73,887 | 3.66% | 1.40% | to | 2.20% | 11.79% | to | 12.68% |
| 2008 | 5,145 | $11.03 | to | $12.46 | $61,403 | 3.17% | 1.40% | to | 2.20% | 1.66% | to | 2.64% |
| 2007 | 4,084 | $10.85 | to | $12.14 | $47,659 | 3.23% | 1.40% | to | 2.20% | 6.37% | to | 7.24% |
| 2006 | 3,836 | $10.20 | to | $11.32 | $41,970 | 2.47% | 1.40% | to | 2.20% | 2.00% | to | 2.82% |
| 2005 | 3,333 | $10.00 | to | $11.01 | $35,739 | 3.46% | 1.40% | to | 2.20% | 0.20% | to | 0.82% |
| ING Pioneer Fund Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 5,109 | $8.39 | to | $10.64 | $51,948 | 1.15% | 0.75% | to | 2.60% | 20.84% | to | 23.29% |
| 2008 | 5,490 | $6.83 | to | $8.63 | $45,727 | 2.81% | 0.75% | to | 2.60% | -36.39% | to | -35.26% |
| 2007 | 6,910 | $11.59 | to | $13.33 | $89,772 | 1.01% | 0.75% | to | 2.60% | 2.26% | to | 4.30% |
| 2006 | 7,815 | $12.39 | to | $12.78 | $98,275 | - | 0.75% | to | 2.60% | 13.77% | to | 15.87% |
| 2005 | 7,507 | $10.89 | to | $11.03 | $82,253 | (a) | 0.75% | to | 2.60% | | (a) | |
| ING Pioneer Mid Cap Value Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 56,025 | $8.41 | to | $10.54 | $563,986 | 1.19% | 0.75% | to | 2.60% | 21.84% | to | 24.29% |
| 2008 | 60,375 | $6.88 | to | $8.48 | $494,199 | 1.66% | 0.75% | to | 2.60% | -34.81% | to | -33.65% |
| 2007 | 52,138 | $11.64 | to | $12.78 | $648,885 | 0.53% | 0.75% | to | 2.60% | 2.70% | to | 4.75% |
| 2006 | 52,297 | $11.19 | to | $12.20 | $627,662 | 0.19% | 0.75% | to | 2.60% | 9.44% | to | 11.52% |
| 2005 | 54,549 | $10.04 | to | $10.94 | $592,996 | (a) | 0.75% | to | 2.60% | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Retirement Conservative Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 48,192 | $8.30 | to | $8.32 | $400,422 | (e) | 0.95% | to | 2.35% | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| ING Retirement Growth Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 484,226 | $9.35 | to | $9.38 | $4,534,412 | (e) | 0.95% | to | 2.60% | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| ING Retirement Moderate Growth Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 322,936 | $9.61 | to | $9.64 | $3,108,225 | (e) | 0.95% | to | 2.60% | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| ING Retirement Moderate Portfolio - Adviser Class | | | | | | | | | | | | |
| 2009 | 186,216 | $9.84 | to | $9.87 | $1,834,949 | (e) | 0.95% | to | 2.60% | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 75,826 | $9.45 | to | $52.21 | $2,513,348 | 1.88% | 0.75% | to | 2.60% | 29.86% | to | 32.33% |
| 2008 | 75,307 | $7.26 | to | $39.50 | $1,962,032 | 4.41% | 0.75% | to | 2.60% | -29.40% | to | -28.10% |
| 2007 | 70,829 | $10.22 | to | $54.94 | $2,706,874 | 1.81% | 0.80% | to | 2.60% | 1.64% | to | 3.56% |
| 2006 | 65,649 | $11.17 | to | $53.05 | $2,587,523 | 1.18% | 0.80% | to | 2.60% | 11.64% | to | 13.72% |
| 2005 | 59,970 | $10.68 | to | $46.65 | $2,239,487 | 1.30% | 0.80% | to | 2.60% | 5.33% | to | 6.87% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 5,711 | $11.22 | to | $16.31 | $83,348 | 1.69% | 1.40% | to | 2.20% | 30.16% | to | 31.11% |
| 2008 | 6,234 | $8.62 | to | $12.44 | $69,529 | 3.87% | 1.40% | to | 2.20% | -29.23% | to | -28.63% |
| 2007 | 7,127 | $12.18 | to | $17.43 | $111,811 | 1.70% | 1.40% | to | 2.20% | 1.92% | to | 2.77% |
| 2006 | 7,567 | $11.95 | to | $16.96 | $115,607 | 1.16% | 1.40% | to | 2.20% | 12.00% | to | 12.92% |
| 2005 | 6,643 | $10.67 | to | $15.02 | $91,512 | 1.33% | 1.40% | to | 2.20% | 5.34% | to | 6.08% |
| ING T. Rowe Price Equity Income Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 28,154 | $8.17 | to | $32.99 | $652,560 | 1.66% | 0.50% | to | 2.60% | 21.80% | to | 24.35% |
| 2008 | 28,972 | $6.65 | to | $26.53 | $553,960 | 4.20% | 0.50% | to | 2.60% | -37.39% | to | -36.01% |
| 2007 | 30,810 | $11.55 | to | $41.46 | $945,504 | 1.39% | 0.50% | to | 2.60% | 0.39% | to | 2.52% |
| 2006 | 33,077 | $12.03 | to | $40.44 | $1,025,488 | 1.30% | 0.50% | to | 2.60% | 15.98% | to | 18.52% |
| 2005 | 34,766 | $10.34 | to | $34.12 | $940,116 | 1.16% | 0.50% | to | 2.60% | 1.18% | to | 3.39% |
| ING T. Rowe Price Equity Income Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 1,880 | $9.28 | to | $12.99 | $22,439 | 1.53% | 1.40% | to | 2.20% | 22.06% | to | 23.01% |
| 2008 | 2,064 | $7.60 | to | $10.56 | $20,160 | 3.93% | 1.40% | to | 2.20% | -37.24% | to | -36.69% |
| 2007 | 2,243 | $12.11 | to | $16.68 | $34,714 | 1.32% | 1.40% | to | 2.20% | 0.67% | to | 1.52% |
| 2006 | 2,374 | $12.03 | to | $16.43 | $36,444 | 1.32% | 1.40% | to | 2.20% | 16.34% | to | 17.27% |
| 2005 | 2,369 | $10.34 | to | $14.01 | $31,279 | 1.12% | 1.40% | to | 2.20% | 1.62% | to | 2.26% |
| ING Templeton Global Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 16,283 | $7.93 | to | $22.99 | $299,463 | 2.07% | 0.80% | to | 2.60% | 28.88% | to | 31.22% |
| 2008 | 16,433 | $6.13 | to | $17.52 | $234,440 | 1.02% | 0.80% | to | 2.60% | -41.26% | to | -40.14% |
| 2007 | 18,291 | $11.69 | to | $30.60 | $448,072 | 1.03% | 0.50% | to | 2.60% | -0.30% | to | 1.90% |
| 2006 | 18,750 | $11.67 | to | $30.03 | $466,167 | 0.89% | 0.50% | to | 2.60% | 19.00% | to | 21.33% |
| 2005 | 17,674 | $11.00 | to | $24.75 | $373,570 | 0.70% | 0.50% | to | 2.40% | 7.40% | to | 9.32% |
| ING Templeton Global Growth Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 346 | $9.97 | to | $15.22 | $4,691 | 1.95% | 1.40% | to | 2.20% | 29.15% | to | 30.20% |
| 2008 | 357 | $7.72 | to | $11.69 | $3,738 | 0.71% | 1.40% | to | 2.20% | -41.07% | to | -40.60% |
| 2007 | 464 | $13.10 | to | $19.68 | $8,169 | 0.90% | 1.40% | to | 2.20% | 0.00% | to | 0.87% |
| 2006 | 481 | $13.10 | to | $19.51 | $8,479 | 0.84% | 1.40% | to | 2.20% | 19.09% | to | 20.06% |
| 2005 | 429 | $11.00 | to | $16.25 | $6,469 | 0.75% | 1.40% | to | 2.20% | 7.47% | to | 8.20% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Van Kampen Global Franchise Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 18,516 | $8.96 | to | $16.29 | $272,604 | 6.66% | 0.80% | to | 2.60% | 25.54% | to | 27.86% |
| 2008 | 18,444 | $7.11 | to | $12.74 | $215,647 | 1.99% | 0.80% | to | 2.60% | -30.39% | to | -29.14% |
| 2007 | 20,324 | $12.28 | to | $17.98 | $339,631 | - | 0.80% | to | 2.60% | 6.81% | to | 8.84% |
| 2006 | 19,786 | $11.43 | to | $16.52 | $308,178 | 1.62% | 0.80% | to | 2.60% | 18.18% | to | 20.32% |
| 2005 | 16,288 | $10.56 | to | $13.73 | $213,710 | 0.22% | 0.80% | to | 2.60% | 8.87% | to | 10.46% |
| ING Van Kampen Global Franchise Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 4,059 | $12.36 | to | $16.54 | $60,900 | 6.66% | 1.40% | to | 2.20% | 25.74% | to | 26.74% |
| 2008 | 4,476 | $9.83 | to | $13.05 | $53,281 | 1.77% | 1.40% | to | 2.20% | -30.23% | to | -29.65% |
| 2007 | 5,104 | $14.09 | to | $18.55 | $86,794 | - | 1.40% | to | 2.20% | 7.15% | to | 8.04% |
| 2006 | 5,309 | $13.15 | to | $17.17 | $84,046 | 1.67% | 1.40% | to | 2.20% | 18.47% | to | 19.44% |
| 2005 | 4,920 | $11.10 | to | $14.38 | $66,237 | 0.14% | 1.40% | to | 2.20% | 8.82% | to | 9.69% |
| ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 4,278 | $9.67 | to | $12.17 | $41,756 | 3.07% | 0.95% | to | 2.35% | 13.22% | to | 14.45% |
| 2008 | 318 | $8.54 | to | $8.58 | $2,725 | (d) | 1.15% | to | 2.35% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Van Kampen Growth and Income Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 20,388 | $8.35 | to | $30.63 | $482,174 | 1.23% | 0.50% | to | 2.60% | 20.71% | to | 23.31% |
| 2008 | 21,955 | $6.85 | to | $24.84 | $428,956 | 3.75% | 0.50% | to | 2.60% | -34.00% | to | -32.55% |
| 2007 | 24,948 | $11.42 | to | $36.83 | $739,205 | 1.52% | 0.50% | to | 2.60% | -0.08% | to | 2.08% |
| 2006 | 28,474 | $11.39 | to | $36.08 | $851,385 | 1.15% | 0.50% | to | 2.60% | 13.07% | to | 15.42% |
| 2005 | 29,601 | $10.97 | to | $31.26 | $791,655 | 1.01% | 0.50% | to | 2.55% | 7.61% | to | 9.53% |
| ING Van Kampen Growth and Income Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2009 | 3,999 | $9.97 | to | $14.09 | $51,349 | 1.11% | 1.40% | to | 2.20% | 21.14% | to | 21.99% |
| 2008 | 4,227 | $8.23 | to | $11.55 | $44,662 | 3.49% | 1.40% | to | 2.20% | -33.84% | to | -33.24% |
| 2007 | 4,845 | $12.44 | to | $17.30 | $77,095 | 1.37% | 1.40% | to | 2.20% | 0.16% | to | 0.99% |
| 2006 | 5,087 | $12.42 | to | $17.13 | $80,594 | 1.05% | 1.40% | to | 2.20% | 13.32% | to | 14.20% |
| 2005 | 4,997 | $10.96 | to | $15.00 | $70,383 | 1.00% | 1.40% | to | 2.20% | 7.63% | to | 8.32% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Wells Fargo Small Cap Disciplined Portfolio -<br>Service Class | | | | | | | | | | | | |
| 2009 | 1,807 | $8.89 | to | $12.84 | $16,529 | 0.58% | 0.90% | to | 2.35% | 27.00% | to | 28.92% |
| 2008 | 924 | $6.95 | to | $7.33 | $6,594 | 0.84% | 0.90% | to | 2.35% | -34.33% | to | -33.36% |
| 2007 | 1,325 | $10.43 | to | $11.00 | $14,310 | - | 0.90% | to | 2.35% | -6.00% | to | -4.51% |
| 2006 | 2,157 | $10.94 | to | $11.52 | $24,614 | 0.54% | 0.90% | to | 2.60% | 16.79% | to | 17.90% |
| 2005 | 7 | $9.71 | to | $9.72 | $71 | (a) | 1.40% | to | 2.35% | | (a) | |
| ING Wells Fargo Small Cap Disciplined Portfolio -<br>Service 2 Class | | | | | | | | | | | | |
| 2009 | 47 | $8.89 | to | $9.19 | $425 | 0.50% | 1.40% | to | 2.20% | 26.82% | to | 27.82% |
| 2008 | 52 | $7.01 | to | $7.19 | $369 | 0.79% | 1.40% | to | 2.20% | -34.30% | to | -33.79% |
| 2007 | 60 | $10.67 | to | $10.86 | $641 | - | 1.40% | to | 2.20% | -5.99% | to | -5.15% |
| 2006 | 115 | $11.35 | to | $11.45 | $1,313 | (b) | 1.40% | to | 2.20% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Diversified International Fund - Class R | | | | | | | | | | | | |
| 2009 | 24 | $8.33 | to | $8.50 | $203 | 0.52% | 0.75% | to | 1.35% | 32.85% | to | 33.86% |
| 2008 | 29 | $6.27 | to | $6.35 | $182 | 7.24% | 0.75% | to | 1.35% | -46.77% | to | -46.46% |
| 2007 | 34 | $11.78 | to | $11.86 | $398 | 2.53% | 0.75% | to | 1.35% | 10.40% | to | 10.67% |
| 2006 | 7 | $10.67 | to | $10.68 | $76 | (b) | 1.00% | to | 1.35% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING American Century Small-Mid Cap Value<br>Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 127 | $14.83 | to | $16.27 | $2,051 | 2.20% | 0.75% | to | 1.35% | 33.81% | to | 34.63% |
| 2008 | 34 | $11.17 | to | $12.12 | $404 | 0.87% | 0.75% | to | 1.35% | -27.54% | to | -27.11% |
| 2007 | 32 | $15.35 | to | $16.66 | $519 | 0.53% | 0.75% | to | 1.35% | -4.20% | to | -3.60% |
| 2006 | 36 | $15.96 | to | $17.34 | $611 | 0.02% | 0.75% | to | 1.35% | 13.90% | to | 14.58% |
| 2005 | 33 | $13.96 | to | $15.17 | $483 | 0.19% | 0.75% | to | 1.35% | 6.56% | to | 7.00% |
| ING Baron Small Cap Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 28,614 | $8.16 | to | $14.72 | $288,247 | - | 0.75% | to | 2.60% | 31.77% | to | 34.18% |
| 2008 | 23,371 | $6.17 | to | $10.97 | $177,288 | - | 0.75% | to | 2.60% | -42.81% | to | -41.71% |
| 2007 | 18,283 | $11.41 | to | $18.82 | $240,630 | - | 0.75% | to | 2.60% | 3.35% | to | 5.32% |
| 2006 | 11,736 | $11.00 | to | $17.87 | $147,898 | - | 0.75% | to | 2.60% | 12.27% | to | 14.40% |
| 2005 | 5,940 | $10.91 | to | $15.62 | $66,027 | - | 0.75% | to | 2.60% | 5.94% | to | 6.55% |

# ING USA ANNUITY AND LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT B
### Notes to Financial Statements

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Columbia Small Cap Value Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 19,380 | $7.80 | to | $9.08 | $156,330 | 1.23% | 0.95% | to | 2.60% | 21.50% | to | 23.51% |
| 2008 | 20,680 | $6.42 | to | $7.36 | $136,090 | 0.10% | 0.95% | to | 2.60% | -35.80% | to | -34.69% |
| 2007 | 14,188 | $10.00 | to | $11.27 | $144,098 | 0.12% | 0.95% | to | 2.60% | 0.30% | to | 2.08% |
| 2006 | 7,129 | $9.97 | to | $11.06 | $71,511 | (b) | 0.95% | to | 2.60% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Davis New York Venture Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 30,411 | $8.08 | to | $11.93 | $266,995 | 0.67% | 0.75% | to | 2.60% | 28.14% | to | 30.66% |
| 2008 | 27,384 | $6.28 | to | $9.15 | $185,900 | 0.86% | 0.75% | to | 2.60% | -40.84% | to | -39.67% |
| 2007 | 16,069 | $11.14 | to | $15.21 | $182,872 | 0.26% | 0.75% | to | 2.60% | 1.46% | to | 3.31% |
| 2006 | 8,295 | $10.98 | to | $14.75 | $92,112 | 0.01% | 0.75% | to | 2.60% | 11.41% | to | 13.07% |
| 2005 | 210 | $9.90 | to | $13.09 | $2,221 | - | 0.75% | to | 2.20% | 2.53% | to | 3.05% |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 6,384 | $8.42 | to | $14.90 | $67,915 | 1.46% | 0.75% | to | 2.55% | 22.50% | to | 24.69% |
| 2008 | 3,989 | $6.86 | to | $11.95 | $35,664 | 2.75% | 0.75% | to | 2.55% | -34.77% | to | -33.54% |
| 2007 | 1,393 | $13.50 | to | $17.98 | $23,165 | 0.56% | 0.75% | to | 2.60% | -0.37% | to | 1.58% |
| 2006 | 1,576 | $13.55 | to | $17.70 | $25,829 | - | 0.75% | to | 2.60% | 13.48% | to | 15.61% |
| 2005 | 1,732 | $11.93 | to | $15.31 | $24,632 | 0.29% | 0.75% | to | 2.60% | 5.66% | to | 7.74% |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 8,824 | $8.14 | to | $10.75 | $89,393 | - | 0.75% | to | 2.55% | 28.61% | to | 30.90% |
| 2008 | 10,153 | $6.28 | to | $8.23 | $79,359 | - | 0.75% | to | 2.55% | -40.88% | to | -39.75% |
| 2007 | 11,590 | $10.62 | to | $13.69 | $152,199 | - | 0.75% | to | 2.60% | -4.49% | to | -2.68% |
| 2006 | 12,234 | $11.97 | to | $14.09 | $166,845 | - | 0.75% | to | 2.60% | 7.21% | to | 9.18% |
| 2005 | 12,230 | $11.15 | to | $12.93 | $154,616 | - | 0.75% | to | 2.60% | 8.29% | to | 10.14% |
| ING Oppenheimer Global Portfolio - Initial Class | | | | | | | | | | | | |
| 2009 | 618 | $11.50 | to | $12.26 | $7,415 | 2.34% | 0.75% | to | 2.10% | 36.74% | to | 38.53% |
| 2008 | 762 | $8.38 | to | $8.85 | $6,611 | 2.25% | 0.75% | to | 2.20% | -41.64% | to | -40.76% |
| 2007 | 972 | $14.20 | to | $14.94 | $14,307 | 1.09% | 0.75% | to | 2.60% | 3.80% | to | 5.81% |
| 2006 | 1,210 | $13.68 | to | $14.12 | $16,934 | 0.07% | 0.75% | to | 2.60% | 14.95% | to | 17.08% |
| 2005 | 1,523 | $11.90 | to | $12.06 | $18,307 | (a) | 0.75% | to | 2.60% | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Oppenheimer Global Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 10,171 | $8.44 | to | $15.14 | $124,376 | 2.14% | 0.75% | to | 2.60% | 35.73% | to | 38.33% |
| 2008 | 11,877 | $6.16 | to | $10.97 | $105,333 | 2.45% | 0.75% | to | 2.60% | -42.04% | to | -40.94% |
| 2007 | 10,498 | $12.05 | to | $18.62 | $160,036 | 0.96% | 0.75% | to | 2.60% | 3.55% | to | 5.56% |
| 2006 | 7,433 | $11.61 | to | $17.69 | $108,798 | 0.07% | 0.75% | to | 2.60% | 14.56% | to | 16.69% |
| 2005 | 2,571 | $11.89 | to | $15.19 | $32,615 | 1.19% | 0.75% | to | 2.60% | 10.32% | to | 12.43% |
| ING Oppenheimer Strategic Income Portfolio -<br>Service Class | | | | | | | | | | | | |
| 2009 | 732 | $11.47 | to | $11.80 | $8,547 | 3.29% | 0.75% | to | 1.35% | 19.73% | to | 20.41% |
| 2008 | 914 | $9.58 | to | $9.80 | $8,886 | 6.50% | 0.75% | to | 1.35% | -16.91% | to | -16.38% |
| 2007 | 862 | $11.53 | to | $11.72 | $10,045 | 4.43% | 0.75% | to | 1.35% | 7.16% | to | 7.82% |
| 2006 | 384 | $10.76 | to | $10.87 | $4,165 | 0.12% | 0.75% | to | 1.35% | 6.75% | to | 7.41% |
| 2005 | 306 | $10.08 | to | $10.12 | $3,093 | (a) | 0.75% | to | 1.35% | | (a) | |
| ING PIMCO Total Return Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 718 | $12.82 | to | $14.46 | $9,629 | 3.45% | 0.75% | to | 1.35% | 11.09% | to | 11.75% |
| 2008 | 713 | $11.54 | to | $12.94 | $8,589 | 5.66% | 0.75% | to | 1.35% | -1.54% | to | -0.92% |
| 2007 | 386 | $11.72 | to | $13.06 | $4,744 | 3.24% | 0.75% | to | 1.35% | 7.92% | to | 8.56% |
| 2006 | 259 | $10.86 | to | $12.03 | $2,982 | 1.65% | 0.75% | to | 1.35% | 2.55% | to | 3.26% |
| 2005 | 247 | $10.59 | to | $11.65 | $2,776 | 1.55% | 0.75% | to | 1.35% | 0.76% | to | 1.30% |
| ING Solution 2015 Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 1,596 | $10.48 | to | $10.78 | $16,960 | 3.91% | 0.75% | to | 1.35% | 20.74% | to | 21.40% |
| 2008 | 1,280 | $8.68 | to | $8.88 | $11,249 | 1.89% | 0.75% | to | 1.35% | -27.91% | to | -27.39% |
| 2007 | 766 | $12.04 | to | $12.23 | $9,290 | 0.51% | 0.75% | to | 1.35% | 3.26% | to | 3.82% |
| 2006 | 278 | $11.66 | to | $11.78 | $3,262 | 0.13% | 0.75% | to | 1.35% | 9.54% | to | 9.89% |
| 2005 | 34 | $10.69 | to | $10.72 | $363 | (a) | 0.75% | to | 1.10% | | (a) | |
| ING Solution 2025 Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 1,640 | $10.12 | to | $10.41 | $16,849 | 3.52% | 0.75% | to | 1.35% | 24.17% | to | 24.82% |
| 2008 | 1,108 | $8.15 | to | $8.34 | $9,138 | 1.46% | 0.75% | to | 1.35% | -34.80% | to | -34.33% |
| 2007 | 516 | $12.50 | to | $12.70 | $6,508 | 0.38% | 0.75% | to | 1.35% | 3.22% | to | 3.84% |
| 2006 | 207 | $12.11 | to | $12.23 | $2,527 | 0.07% | 0.75% | to | 1.35% | | 11.79% | |
| 2005 | 4 | | $10.94 | | $47 | (a) | | 0.75% | | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2035 Portfolio - Service Class** | | | | | | | | | | | |
| 2009 | 1,070 | $10.18 | to $10.47 | $11,035 | 2.91% | 0.75% | to | 1.35% | 26.62% | to | 27.37% |
| 2008 | 980 | $8.04 | to $8.22 | $7,954 | 1.64% | 0.75% | to | 1.35% | -37.82% | to | -37.44% |
| 2007 | 595 | $12.93 | to $13.14 | $7,753 | 0.41% | 0.75% | to | 1.35% | 3.86% | to | 4.45% |
| 2006 | 126 | $12.45 | to $12.58 | $1,583 | 0.10% | 0.75% | to | 1.35% | 13.00% | to | 13.33% |
| 2005 | 2 | $11.08 | to $11.10 | $19 | (a) | 0.75% | to | 1.00% | | (a) | |
| **ING Solution 2045 Portfolio - Service Class** | | | | | | | | | | | |
| 2009 | 135 | $10.14 | to $10.43 | $1,384 | 2.15% | 0.75% | to | 1.35% | 28.03% | to | 28.77% |
| 2008 | 153 | $7.92 | to $8.10 | $1,225 | 1.36% | 0.75% | to | 1.35% | -40.67% | to | -40.27% |
| 2007 | 84 | $13.35 | to $13.56 | $1,135 | 0.14% | 0.75% | to | 1.35% | 4.52% | to | 4.95% |
| 2006 | 24 | $12.82 | to $12.92 | $312 | - | 0.75% | to | 1.20% | | 13.91% | |
| 2005 | - | | $11.29 | $5 | (a) | | 1.00% | | | (a) | |
| **ING Solution Income Portfolio - Service Class** | | | | | | | | | | | |
| 2009 | 635 | $10.76 | to $11.07 | $6,919 | 5.25% | 0.75% | to | 1.35% | 15.57% | to | 16.28% |
| 2008 | 581 | $9.31 | to $9.52 | $5,469 | 2.11% | 0.75% | to | 1.35% | -17.76% | to | -17.22% |
| 2007 | 408 | $11.32 | to $11.50 | $4,657 | 0.65% | 0.75% | to | 1.35% | 4.03% | to | 4.36% |
| 2006 | 52 | $10.93 | to $11.02 | $566 | (b) | 0.75% | to | 1.20% | | (b) | |
| 2005 | (b) | | (b) | (b) | (b) | | (b) | | | (b) | |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | | | | | | | | | |
| 2009 | 680 | $11.04 | to $13.67 | $9,112 | 0.31% | 0.75% | to | 1.35% | 44.07% | to | 44.90% |
| 2008 | 339 | $7.65 | to $9.46 | $3,090 | 0.06% | 0.75% | to | 1.35% | -44.03% | to | -43.68% |
| 2007 | 204 | $13.63 | to $16.84 | $3,215 | - | 0.75% | to | 1.35% | 11.42% | to | 12.17% |
| 2006 | 152 | $12.20 | to $15.06 | $2,030 | - | 0.75% | to | 1.35% | 7.51% | to | 8.10% |
| 2005 | 59 | $11.39 | to $13.96 | $729 | - | 0.75% | to | 1.35% | 7.54% | to | 8.20% |
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | | | | | | | | | |
| 2009 | 11,877 | $7.87 | to $12.83 | $97,640 | 0.01% | 0.75% | to | 2.60% | 39.05% | to | 41.41% |
| 2008 | 5,066 | $5.66 | to $9.09 | $30,425 | 1.09% | 0.75% | to | 2.60% | -43.72% | to | -42.73% |
| 2007 | 3,334 | $10.10 | to $15.93 | $35,823 | 0.14% | 0.75% | to | 2.45% | 8.14% | to | 8.79% |
| 2006 | 320 | $12.30 | to $14.68 | $4,288 | - | 0.75% | to | 1.35% | 11.54% | to | 12.19% |
| 2005 | 282 | $11.01 | to $13.12 | $3,308 | 0.45% | 0.75% | to | 1.35% | 4.50% | to | 5.08% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Templeton Foreign Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 25,327 | $7.67 | to | $10.46 | $241,228 | - | 0.75% | to | 2.60% | 28.47% | to | 31.00% |
| 2008 | 21,711 | $5.97 | to | $8.02 | $159,726 | 3.32% | 0.75% | to | 2.60% | -42.17% | to | -41.17% |
| 2007 | 8,749 | $12.45 | to | $13.64 | $110,579 | 1.24% | 0.95% | to | 2.60% | 12.26% | to | 14.14% |
| 2006 | 2,262 | $11.09 | to | $11.95 | $25,226 | (b) | 0.95% | to | 2.60% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Thornburg Value Portfolio - Initial Class | | | | | | | | | | | | |
| 2009 | 163 | $8.51 | to | $12.46 | $1,479 | 1.12% | 0.95% | to | 2.10% | 41.78% | to | 43.50% |
| 2008 | 188 | $5.99 | to | $8.72 | $1,193 | 0.52% | 0.95% | to | 2.10% | -41.01% | to | -40.35% |
| 2007 | 247 | $10.15 | to | $14.66 | $2,633 | 0.44% | 0.95% | to | 2.10% | 4.98% | to | 6.18% |
| 2006 | 331 | $9.34 | to | $13.84 | $3,324 | 0.48% | 0.95% | to | 2.55% | 13.90% | to | 15.78% |
| 2005 | 389 | $8.20 | to | $11.99 | $3,383 | 0.85% | 0.95% | to | 2.55% | -0.97% | to | 0.57% |
| ING Thornburg Value Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 718 | $9.82 | to | $13.11 | $7,716 | 0.79% | 0.75% | to | 2.35% | 40.89% | to | 43.36% |
| 2008 | 679 | $6.97 | to | $9.18 | $4,948 | 0.10% | 0.75% | to | 2.35% | -41.30% | to | -40.37% |
| 2007 | 1,107 | $11.74 | to | $15.42 | $13,460 | 0.75% | 0.75% | to | 2.35% | 4.49% | to | 6.20% |
| 2006 | 592 | $11.09 | to | $14.56 | $6,794 | 0.02% | 0.75% | to | 2.35% | 15.13% | to | 15.68% |
| 2005 | 27 | $9.76 | to | $12.62 | $277 | 0.55% | 0.75% | to | 1.20% | 0.08% | to | 0.51% |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 649 | $9.20 | to | $12.05 | $6,503 | 1.15% | 0.75% | to | 2.35% | 28.49% | to | 30.69% |
| 2008 | 796 | $7.16 | to | $9.25 | $6,145 | 1.56% | 0.75% | to | 2.35% | -41.41% | to | -40.47% |
| 2007 | 1,086 | $12.22 | to | $15.57 | $14,104 | 0.67% | 0.75% | to | 2.45% | -1.60% | to | 0.16% |
| 2006 | 1,739 | $12.40 | to | $15.59 | $22,611 | 0.48% | 0.75% | to | 2.60% | 11.39% | to | 13.42% |
| 2005 | 628 | $11.02 | to | $13.77 | $7,228 | 0.51% | 0.75% | to | 2.60% | 6.66% | to | 8.23% |
| ING Van Kampen Comstock Portfolio - Service Class | | | | | | | | | | | | |
| 2009 | 15,876 | $8.24 | to | $12.18 | $164,271 | 2.32% | 0.75% | to | 2.60% | 25.28% | to | 27.51% |
| 2008 | 16,491 | $6.55 | to | $9.57 | $135,204 | 3.99% | 0.75% | to | 2.60% | -38.19% | to | -36.94% |
| 2007 | 16,860 | $10.78 | to | $15.22 | $221,984 | 1.25% | 0.75% | to | 2.60% | -4.83% | to | -3.00% |
| 2006 | 15,954 | $11.25 | to | $15.73 | $219,324 | 0.70% | 0.75% | to | 2.60% | 12.87% | to | 14.96% |
| 2005 | 13,926 | $10.31 | to | $13.71 | $168,923 | 0.51% | 0.75% | to | 2.60% | 0.81% | to | 2.74% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | Total Return[C]<br>(lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| ING Van Kampen Equity and Income Portfolio - Initial Class | | | | | | | | | |
| 2009 | 202 | $11.39 to | $11.63 | $2,321 | 1.91% | 0.75% to 1.20% | | 21.30% to | 21.78% |
| 2008 | 221 | $9.34 to | $9.55 | $2,076 | 5.06% | 0.75% to 1.35% | | -24.43% to | -23.96% |
| 2007 | 283 | $12.36 to | $12.56 | $3,542 | 2.47% | 0.75% to 1.35% | | 2.15% to | 2.78% |
| 2006 | 321 | $12.10 to | $12.22 | $3,913 | 1.93% | 0.75% to 1.35% | | 11.21% to | 11.80% |
| 2005 | 380 | $10.88 to | $10.93 | $4,151 | (a) | 0.75% to 1.35% | | (a) | |
| ING Van Kampen Equity and Income Portfolio - Service Class | | | | | | | | | |
| 2009 | 17,055 | $8.66 to | $13.99 | $189,556 | 1.66% | 0.75% to 2.60% | | 19.14% to | 21.49% |
| 2008 | 18,391 | $7.23 to | $11.55 | $169,926 | 7.22% | 0.75% to 2.60% | | -25.55% to | -24.14% |
| 2007 | 8,181 | $9.66 to | $15.26 | $102,113 | 1.91% | 0.75% to 2.60% | | 0.59% to | 2.49% |
| 2006 | 5,017 | $11.82 to | $14.92 | $61,397 | 2.21% | 0.75% to 2.60% | | 9.47% to | 11.56% |
| 2005 | 3,123 | $10.77 to | $13.41 | $34,098 | - | 0.75% to 2.60% | | 6.31% to | 7.00% |
| ING Strategic Allocation Conservative Portfolio - Class S | | | | | | | | | |
| 2009 | 102 | $12.97 to | $13.35 | $1,353 | 8.24% | 0.75% to 1.35% | | 16.11% to | 16.90% |
| 2008 | 103 | $11.17 to | $11.42 | $1,170 | 4.28% | 0.75% to 1.35% | | -24.93% to | -24.47% |
| 2007 | 96 | $14.88 to | $15.12 | $1,445 | 2.50% | 0.75% to 1.35% | | 4.26% to | 4.71% |
| 2006 | 50 | $14.33 to | $14.44 | $717 | 1.55% | 0.75% to 1.20% | | 7.07% to | 7.36% |
| 2005 | 9 | $13.43 to | $13.45 | $118 | (a) | 0.75% to 1.10% | | (a) | |
| ING Strategic Allocation Growth Portfolio - Class S | | | | | | | | | |
| 2009 | 42 | $13.85 to | $14.25 | $589 | 9.26% | 0.75% to 1.35% | | 23.22% to | 24.02% |
| 2008 | 45 | $11.24 to | $11.49 | $512 | 3.10% | 0.75% to 1.35% | | -36.98% to | -36.69% |
| 2007 | 25 | $17.93 to | $18.15 | $455 | 1.31% | 0.75% to 1.20% | | 3.52% to | 3.95% |
| 2006 | 18 | $17.32 to | $17.46 | $308 | 0.48% | 0.75% to 1.20% | | 11.65% to | 12.07% |
| 2005 | 2 | $15.54 to | $15.58 | $29 | (a) | 0.75% to 1.10% | | (a) | |
| ING Strategic Allocation Moderate Portfolio - Class S | | | | | | | | | |
| 2009 | 48 | $13.43 to | $13.81 | $657 | 7.97% | 0.75% to 1.35% | | 19.91% to | 20.51% |
| 2008 | 50 | $11.20 to | $11.46 | $573 | 3.34% | 0.75% to 1.35% | | -31.58% to | -31.09% |
| 2007 | 52 | $16.37 to | $16.63 | $862 | 2.06% | 0.75% to 1.35% | | 3.87% to | 4.46% |
| 2006 | 44 | $15.76 to | $15.92 | $693 | 1.01% | 0.75% to 1.35% | | 9.29% to | 9.94% |
| 2005 | 25 | $14.42 to | $14.48 | $362 | (a) | 0.75% to 1.35% | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Growth and Income Portfolio - Class I** | | | | | | | | | | | | |
| 2009 | 14 | $7.87 | to | $7.89 | $109 | 1.01% | 1.25% | to | 1.40% | 28.50% | to | 28.59% |
| 2008 | 15 | $6.12 | to | $6.14 | $90 | 1.67% | 1.25% | to | 1.40% | -38.55% | to | -38.35% |
| 2007 | 15 | | $9.96 | | $150 | (c) | 1.25% | to | 1.40% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Growth and Income Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 57,953 | $7.62 | to | $13.34 | $453,859 | 1.45% | 0.50% | to | 2.60% | 26.58% | to | 29.34% |
| 2008 | 44,763 | $6.02 | to | $10.33 | $274,706 | 3.86% | 0.50% | to | 2.60% | -39.13% | to | -38.33% |
| 2007 | 488 | $9.94 | to | $16.75 | $7,420 | 1.64% | 0.75% | to | 2.20% | 5.71% | to | 6.35% |
| 2006 | 310 | $14.70 | to | $15.75 | $4,758 | 1.29% | 0.75% | to | 1.35% | 12.40% | to | 12.90% |
| 2005 | 177 | $13.15 | to | $13.95 | $2,431 | 1.09% | 0.75% | to | 1.20% | 6.65% | to | 7.14% |
| **ING GET U.S. Core Portfolio - Series 5** | | | | | | | | | | | | |
| 2009 | 1,378 | $10.11 | to | $10.72 | $14,317 | 3.58% | 1.45% | to | 2.50% | -0.88% | to | 0.19% |
| 2008 | 1,627 | $10.11 | to | $10.70 | $16,931 | 1.51% | 1.45% | to | 2.70% | -9.81% | to | -8.70% |
| 2007 | 2,032 | $11.19 | to | $11.72 | $23,310 | 1.78% | 1.45% | to | 2.75% | -0.62% | to | 0.69% |
| 2006 | 2,507 | $11.17 | to | $11.64 | $28,664 | 1.86% | 1.25% | to | 3.10% | 7.92% | to | 9.61% |
| 2005 | 3,529 | $10.35 | to | $10.66 | $37,081 | 0.97% | 1.25% | to | 3.10% | -0.48% | to | 1.43% |
| **ING GET U.S. Core Portfolio - Series 6** | | | | | | | | | | | | |
| 2009 | 1,412 | $9.61 | to | $10.48 | $14,418 | 2.17% | 1.45% | to | 3.10% | -1.44% | to | 0.19% |
| 2008 | 1,829 | $9.75 | to | $10.46 | $18,708 | 1.91% | 1.45% | to | 3.10% | -9.05% | to | -7.52% |
| 2007 | 2,246 | $10.72 | to | $11.39 | $24,947 | 2.46% | 1.25% | to | 3.10% | 0.19% | to | 1.97% |
| 2006 | 2,775 | $10.70 | to | $11.17 | $30,412 | 2.27% | 1.25% | to | 3.10% | 7.10% | to | 9.08% |
| 2005 | 4,173 | $9.99 | to | $10.24 | $42,244 | 0.39% | 1.25% | to | 3.10% | -0.50% | to | 1.49% |
| **ING GET U.S. Core Portfolio - Series 7** | | | | | | | | | | | | |
| 2009 | 1,033 | $9.65 | to | $10.40 | $10,450 | 2.29% | 1.45% | to | 2.95% | -1.93% | to | -0.48% |
| 2008 | 1,169 | $9.84 | to | $10.45 | $11,948 | 1.97% | 1.45% | to | 2.95% | -7.69% | to | -6.36% |
| 2007 | 1,480 | $10.62 | to | $11.23 | $16,210 | 2.54% | 1.25% | to | 3.10% | 0.09% | to | 2.00% |
| 2006 | 2,117 | $10.60 | to | $11.01 | $22,891 | 2.17% | 1.25% | to | 3.10% | 6.85% | to | 8.90% |
| 2005 | 3,676 | $9.92 | to | $10.11 | $36,810 | 0.14% | 1.25% | to | 3.10% | -0.30% | to | 0.90% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 8** | | | | | | | | | | | | |
| 2009 | 543 | $9.92 | to | $10.54 | $5,547 | 2.39% | 1.25% | to | 2.50% | -0.60% | to | 0.57% |
| 2008 | 725 | $9.98 | to | $10.48 | $7,399 | 1.87% | 1.25% | to | 2.50% | -8.86% | to | -7.58% |
| 2007 | 896 | $10.77 | to | $11.34 | $9,955 | 2.27% | 1.25% | to | 3.10% | 0.47% | to | 2.35% |
| 2006 | 998 | $10.72 | to | $11.08 | $10,909 | 1.75% | 1.25% | to | 3.10% | 7.31% | to | 9.27% |
| 2005 | 1,504 | $9.99 | to | $10.14 | $15,156 | (a) | 1.25% | to | 3.10% | | (a) | |
| **ING GET U.S. Core Portfolio - Series 9** | | | | | | | | | | | | |
| 2009 | 504 | $9.89 | to | $10.38 | $5,144 | 2.25% | 1.45% | to | 2.50% | -1.00% | to | 0.00% |
| 2008 | 596 | $9.92 | to | $10.38 | $6,080 | 2.19% | 1.45% | to | 2.70% | -7.72% | to | -6.49% |
| 2007 | 686 | $10.65 | to | $11.10 | $7,521 | 2.59% | 1.45% | to | 3.10% | 0.76% | to | 2.40% |
| 2006 | 940 | $10.57 | to | $10.88 | $10,101 | 1.35% | 1.25% | to | 3.10% | 6.77% | to | 8.80% |
| 2005 | 1,656 | $9.90 | to | $10.00 | $16,493 | (a) | 1.25% | to | 3.10% | | (a) | |
| **ING GET U.S. Core Portfolio - Series 10** | | | | | | | | | | | | |
| 2009 | 412 | $9.75 | to | $10.30 | $4,090 | 2.82% | 1.25% | to | 2.50% | -3.37% | to | -2.09% |
| 2008 | 501 | $9.95 | to | $10.52 | $5,125 | 2.53% | 1.25% | to | 2.90% | -6.66% | to | -5.05% |
| 2007 | 562 | $10.66 | to | $11.08 | $6,095 | 2.00% | 1.25% | to | 2.90% | 0.57% | to | 2.31% |
| 2006 | 805 | $10.57 | to | $10.83 | $8,614 | 0.73% | 1.25% | to | 3.10% | 6.44% | to | 8.41% |
| 2005 | 1,255 | $9.93 | to | $9.99 | $12,504 | (a) | 1.25% | to | 3.10% | | (a) | |
| **ING GET U.S. Core Portfolio - Series 11** | | | | | | | | | | | | |
| 2009 | 565 | $9.77 | to | $10.38 | $5,718 | 3.98% | 1.45% | to | 2.95% | -3.65% | to | -2.17% |
| 2008 | 742 | $10.14 | to | $10.61 | $7,708 | 2.42% | 1.45% | to | 2.95% | -2.31% | to | -0.93% |
| 2007 | 836 | $10.35 | to | $10.71 | $8,827 | 3.25% | 1.45% | to | 3.10% | -1.05% | to | 0.56% |
| 2006 | 1,056 | $10.46 | to | $10.65 | $11,153 | 0.27% | 1.45% | to | 3.10% | 5.29% | to | 6.29% |
| 2005 | 148 | $10.01 | to | $10.02 | $1,482 | (a) | 0.95% | to | 1.90% | | (a) | |
| **ING GET U.S. Core Portfolio - Series 12** | | | | | | | | | | | | |
| 2009 | 221 | $9.71 | to | $10.33 | $2,232 | 3.19% | 1.45% | to | 3.05% | -3.67% | to | -2.09% |
| 2008 | 268 | $10.08 | to | $10.55 | $2,781 | 1.71% | 1.45% | to | 3.05% | -9.03% | to | -7.54% |
| 2007 | 355 | $11.07 | to | $11.41 | $4,014 | 1.30% | 1.45% | to | 3.10% | -0.18% | to | 1.51% |
| 2006 | 426 | $11.09 | to | $11.24 | $4,768 | (b) | 1.45% | to | 3.10% | | (b) | |
| 2005 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 13 | | | | | | | | | | |
| 2009 | 1,567 | $9.82 | to $10.17 | $15,806 | 3.48% | 1.45% to 2.45% | | -4.47% | to | -3.51% |
| 2008 | 2,204 | $10.16 | to $10.54 | $23,085 | 2.18% | 1.45% to 2.90% | | -0.59% | to | 0.86% |
| 2007 | 3,493 | $10.19 | to $10.45 | $36,193 | 0.65% | 1.45% to 3.10% | | 1.70% | to | 3.36% |
| 2006 | 5,273 | $10.02 | to $10.11 | $53,117 | (b) | 1.45% to 3.10% | | | (b) | |
| 2005 | (b) | (b) | | (b) | (b) | (b) | | | (b) | |
| ING GET U.S. Core Portfolio - Series 14 | | | | | | | | | | |
| 2009 | 4,490 | $9.72 | to $10.20 | $45,358 | 3.95% | 1.45% to 3.05% | | -3.76% | to | -2.30% |
| 2008 | 7,383 | $10.10 | to $10.44 | $76,227 | 1.88% | 1.45% to 3.05% | | -0.10% | to | 1.56% |
| 2007 | 8,660 | $10.11 | to $10.28 | $88,486 | (c) | 1.45% to 3.10% | | | (c) | |
| 2006 | (c) | (c) | | (c) | (c) | (c) | | | (c) | |
| 2005 | (c) | (c) | | (c) | (c) | (c) | | | (c) | |
| ING BlackRock Science and Technology Opportunities Portfolio - Class S | | | | | | | | | | |
| 2009 | 22,823 | $9.58 | to $14.51 | $223,254 | - | 0.75% to 2.60% | | 48.53% | to | 51.46% |
| 2008 | 13,408 | $6.45 | to $9.58 | $87,426 | - | 0.75% to 2.60% | | -40.81% | to | -40.46% |
| 2007 | 71 | $15.83 | to $16.09 | $1,140 | - | 0.75% to 1.35% | | 17.26% | to | 17.96% |
| 2006 | 41 | $13.50 | to $13.64 | $550 | - | 0.75% to 1.35% | | 5.30% | to | 5.98% |
| 2005 | 6 | $12.82 | to $12.87 | $78 | (a) | 0.75% to 1.35% | | | (a) | |
| ING Dow Jones Euro STOXX 50 Index Portfolio - Class A | | | | | | | | | | |
| 2009 | 62 | $9.79 | to $9.82 | $608 | (e) | 1.15% to 2.25% | | | (e) | |
| 2008 | (e) | (e) | | (e) | (e) | (e) | | | (e) | |
| 2007 | (e) | (e) | | (e) | (e) | (e) | | | (e) | |
| 2006 | (e) | (e) | | (e) | (e) | (e) | | | (e) | |
| 2005 | (e) | (e) | | (e) | (e) | (e) | | | (e) | |
| ING FTSE 100 Index Portfolio - Class A | | | | | | | | | | |
| 2009 | 74 | $10.24 | to $10.27 | $755 | (e) | 1.15% to 2.25% | | | (e) | |
| 2008 | (e) | (e) | | (e) | (e) | (e) | | | (e) | |
| 2007 | (e) | (e) | | (e) | (e) | (e) | | | (e) | |
| 2006 | (e) | (e) | | (e) | (e) | (e) | | | (e) | |
| 2005 | (e) | (e) | | (e) | (e) | (e) | | | (e) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Hang Seng Index Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 3,225 | $12.87 | to | $13.00 | $41,686 | (e) | 0.95% | to | 2.35% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Index Plus LargeCap Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 19,841 | $7.78 | to | $11.56 | $174,337 | 2.75% | 0.75% | to | 2.60% | 19.74% | to | 21.99% |
| 2008 | 24,189 | $6.45 | to | $9.49 | $174,373 | 2.25% | 0.75% | to | 2.60% | -39.00% | to | -37.84% |
| 2007 | 25,928 | $10.51 | to | $15.31 | $303,196 | 0.68% | 0.75% | to | 2.60% | 2.05% | to | 3.98% |
| 2006 | 18,042 | $10.70 | to | $14.76 | $204,688 | 0.88% | 0.75% | to | 2.60% | 11.30% | to | 13.44% |
| 2005 | 17,237 | $9.61 | to | $13.05 | $173,748 | 1.22% | 0.75% | to | 2.60% | 2.43% | to | 4.30% |
| **ING Index Plus MidCap Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 11,403 | $8.13 | to | $13.56 | $127,725 | 1.34% | 0.75% | to | 2.60% | 28.07% | to | 30.42% |
| 2008 | 13,369 | $6.31 | to | $10.42 | $115,644 | 1.19% | 0.75% | to | 2.60% | -39.37% | to | -38.21% |
| 2007 | 16,517 | $10.34 | to | $16.90 | $232,853 | 0.48% | 0.75% | to | 2.60% | 2.49% | to | 4.49% |
| 2006 | 16,098 | $10.83 | to | $16.21 | $220,692 | 0.44% | 0.75% | to | 2.60% | 6.32% | to | 8.27% |
| 2005 | 13,837 | $11.08 | to | $15.01 | $177,634 | 0.39% | 0.75% | to | 2.60% | 7.93% | to | 10.02% |
| **ING Index Plus SmallCap Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 8,979 | $7.64 | to | $12.93 | $94,468 | 1.41% | 0.75% | to | 2.60% | 21.34% | to | 23.58% |
| 2008 | 10,297 | $6.26 | to | $10.49 | $88,612 | 0.67% | 0.75% | to | 2.60% | -35.36% | to | -34.20% |
| 2007 | 13,011 | $9.63 | to | $15.97 | $171,833 | 0.13% | 0.75% | to | 2.60% | -9.01% | to | -7.17% |
| 2006 | 13,635 | $11.83 | to | $17.26 | $197,450 | 0.25% | 0.75% | to | 2.60% | 10.55% | to | 12.65% |
| 2005 | 11,068 | $10.68 | to | $15.36 | $144,771 | 0.27% | 0.75% | to | 2.60% | 4.63% | to | 6.56% |
| **ING International Index Portfolio - Class S** | | | | | | | | | | | | |
| 2009 | 8,995 | $7.46 | to | $13.99 | $69,588 | - | 0.75% | to | 2.60% | 24.42% | to | 26.32% |
| 2008 | 998 | $6.02 | to | $6.09 | $6,041 | (d) | 0.95% | to | 2.35% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Japan Equity Index Portfolio - Class A | | | | | | | | | | | | |
| 2009 | 33 | $9.84 | to | $9.87 | $324 | (e) | 1.00% | to | 2.35% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| ING Opportunistic Large Cap Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 1,384 | $6.90 | to | $11.12 | $11,219 | 2.74% | 0.75% | to | 2.55% | 12.01% | to | 13.88% |
| 2008 | 1,626 | $6.16 | to | $9.78 | $11,563 | 1.77% | 0.75% | to | 2.55% | -37.46% | to | -36.28% |
| 2007 | 2,032 | $9.85 | to | $15.39 | $22,941 | 1.47% | 0.75% | to | 2.60% | 0.08% | to | 2.03% |
| 2006 | 2,433 | $9.83 | to | $15.12 | $27,029 | 1.40% | 0.75% | to | 2.60% | 12.73% | to | 14.92% |
| 2005 | 2,925 | $8.72 | to | $13.20 | $28,537 | 0.36% | 0.75% | to | 2.60% | 4.06% | to | 5.94% |
| ING Russell™ Global Large Cap Index 75% Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 1,718 | $9.93 | to | $12.98 | $17,237 | 2.96% | 0.95% | to | 2.35% | 22.29% | to | 23.80% |
| 2008 | 335 | $8.12 | to | $8.15 | $2,725 | (d) | 1.15% | to | 2.35% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 11,210 | $11.73 | to | $12.75 | $141,894 | (e) | 0.75% | to | 2.55% | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| ING Russell™ Large Cap Index Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 45,756 | $8.00 | to | $12.91 | $372,497 | - | 0.80% | to | 2.60% | 20.57% | to | 22.44% |
| 2008 | 3,418 | $6.66 | to | $6.73 | $22,903 | (d) | 0.80% | to | 2.35% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Russell™ Large Cap Value Index Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 1,922 | $12.40 | to | $12.55 | $24,005 | (e) | 0.95% | to | 2.60% | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 19,157 | $12.88 | to | $13.04 | $248,368 | (e) | 0.90% | to | 2.60% | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| ING Russell™ Mid Cap Index Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 10,132 | $8.30 | to | $8.51 | $85,119 | - | 0.95% | to | 2.40% | 36.45% | to | 38.37% |
| 2008 | 3,704 | $6.04 | to | $6.15 | $22,649 | (d) | 0.80% | to | 2.35% | (d) | | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| ING Russell™ Small Cap Index Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 13,275 | $8.54 | to | $8.76 | $114,700 | - | 0.90% | to | 2.35% | 23.41% | to | 25.32% |
| 2008 | 10,143 | $6.91 | to | $7.00 | $70,527 | (d) | 0.80% | to | 2.45% | (d) | | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| ING Small Company Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 8,151 | $8.82 | to | $15.02 | $75,533 | 0.54% | 0.75% | to | 2.35% | 24.23% | to | 26.28% |
| 2008 | 5,881 | $7.09 | to | $11.93 | $43,479 | 0.10% | 0.75% | to | 2.55% | -32.17% | to | -31.74% |
| 2007 | 166 | $15.12 | to | $17.52 | $2,803 | - | 0.75% | to | 1.35% | 4.23% | to | 4.89% |
| 2006 | 135 | $14.46 | to | $16.75 | $2,151 | 0.16% | 0.75% | to | 1.35% | 14.53% | to | 15.18% |
| 2005 | 94 | $12.60 | to | $14.57 | $1,294 | 0.02% | 0.75% | to | 1.35% | 8.56% | to | 9.23% |

**ING USA ANNUITY AND LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT B**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING U.S. Bond Index Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 23,840 | $10.39 | to | $10.89 | $251,758 | 2.45% | 0.75% | to | 2.60% | 2.77% | to | 4.78% |
| 2008 | 17,418 | $10.11 | to | $10.41 | $177,261 | (d) | 0.75% | to | 2.60% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING WisdomTree[SM] Global High-Yielding Equity<br>Index Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 27,525 | $7.61 | to | $7.89 | $213,033 | - | 0.75% | to | 2.35% | 26.91% | to | 28.92% |
| 2008 | 23,942 | $6.00 | to | $6.12 | $145,051 | (d) | 0.75% | to | 2.35% | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING International Value Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 713 | $13.71 | to | $15.35 | $10,718 | 1.54% | 0.75% | to | 1.35% | 24.38% | to | 25.22% |
| 2008 | 740 | $10.99 | to | $12.29 | $8,896 | 2.78% | 0.75% | to | 1.35% | -43.09% | to | -42.76% |
| 2007 | 632 | $19.26 | to | $21.52 | $13,183 | 1.57% | 0.75% | to | 1.35% | 11.53% | to | 12.21% |
| 2006 | 380 | $17.22 | to | $19.23 | $6,945 | 1.86% | 0.75% | to | 1.35% | 27.09% | to | 27.86% |
| 2005 | 199 | $13.52 | to | $15.08 | $2,846 | 1.87% | 0.75% | to | 1.35% | 7.68% | to | 8.21% |
| ING MidCap Opportunities Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 32,727 | $8.49 | to | $15.94 | $297,130 | 0.12% | 0.50% | to | 2.35% | 37.78% | to | 40.23% |
| 2008 | 34,217 | $6.16 | to | $11.41 | $223,352 | - | 0.50% | to | 2.45% | -39.19% | to | -38.22% |
| 2007 | 2,454 | $10.12 | to | $18.51 | $26,412 | - | 0.75% | to | 2.35% | 22.47% | to | 24.51% |
| 2006 | 3,017 | $8.25 | to | $14.90 | $25,935 | - | 0.75% | to | 2.35% | 5.13% | to | 6.84% |
| 2005 | 3,860 | $7.84 | to | $13.99 | $31,259 | - | 0.75% | to | 2.35% | 7.69% | to | 9.33% |
| ING SmallCap Opportunities Portfolio - Class S | | | | | | | | | | | | |
| 2009 | 8,154 | $6.79 | to | $14.29 | $59,441 | - | 0.75% | to | 2.35% | 27.54% | to | 29.65% |
| 2008 | 9,121 | $5.31 | to | $11.04 | $51,591 | - | 0.75% | to | 2.45% | -36.17% | to | -35.11% |
| 2007 | 11,476 | $8.31 | to | $17.06 | $100,307 | - | 0.75% | to | 2.60% | 7.00% | to | 9.00% |
| 2006 | 14,427 | $7.74 | to | $15.69 | $116,669 | - | 0.75% | to | 2.60% | 9.43% | to | 11.49% |
| 2005 | 15,436 | $7.05 | to | $14.11 | $112,432 | - | 0.75% | to | 2.60% | 6.47% | to | 8.14% |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Legg Mason ClearBridge Variable Investors Portfolio** | | | | | | | | | | | | |
| 2009 | 11 | $7.58 | to | $7.61 | $80 | 1.31% | 1.25% | to | 1.40% | 22.85% | to | 22.94% |
| 2008 | 12 | $6.17 | to | $6.19 | $73 | 0.83% | 1.25% | to | 1.40% | -36.59% | to | -36.45% |
| 2007 | 17 | $9.73 | to | $9.74 | $169 | (c) | 1.25% | to | 1.40% | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Legg Mason Global Currents Variable International All Cap Opportunity Portfolio** | | | | | | | | | | | | |
| 2009 | 4 | $13.07 | to | $13.36 | $46 | - | 1.25% | to | 1.40% | 26.77% | to | 27.00% |
| 2008 | 4 | $10.31 | to | $10.52 | $39 | 1.40% | 1.25% | to | 1.40% | -44.18% | to | -44.10% |
| 2007 | 6 | $18.47 | to | $18.82 | $104 | 0.83% | 1.25% | to | 1.40% | 4.88% | to | 4.96% |
| 2006 | 8 | $17.61 | to | $17.93 | $136 | 1.91% | 1.25% | to | 1.40% | 24.10% | to | 24.34% |
| 2005 | 10 | $14.19 | to | $14.42 | $144 | 1.12% | 1.25% | to | 1.40% | 10.17% | to | 10.33% |
| **Legg Mason Western Asset Variable High Income Portfolio** | | | | | | | | | | | | |
| 2009 | 4 | $18.41 | to | $18.82 | $78 | 12.40% | 1.25% | to | 1.40% | 57.75% | to | 57.89% |
| 2008 | 4 | $11.67 | to | $11.92 | $51 | 9.94% | 1.25% | to | 1.40% | -30.99% | to | -30.86% |
| 2007 | 6 | $16.91 | to | $17.24 | $110 | 8.07% | 1.25% | to | 1.40% | -1.11% | to | -0.92% |
| 2006 | 8 | $17.10 | to | $17.40 | $138 | 6.49% | 1.25% | to | 1.40% | 9.40% | to | 9.57% |
| 2005 | 12 | $15.63 | to | $15.88 | $185 | 7.11% | 1.25% | to | 1.40% | 1.23% | to | 1.34% |
| **Legg Mason Western Asset Variable Money Market Portfolio** | | | | | | | | | | | | |
| 2009 | 2 | | $13.38 | | $23 | - | | 1.40% | | | -1.18% | |
| 2008 | 2 | | $13.54 | | $23 | 3.17% | | 1.40% | | | 1.12% | |
| 2007 | 12 | | $13.39 | | $166 | 2.12% | | 1.40% | | | 3.48% | |
| 2006 | 2 | | $12.94 | | $23 | 4.49% | | 1.40% | | | 3.19% | |
| 2005 | 2 | | $12.54 | | $24 | 3.31% | | 1.40% | | | 1.37% | |
| **Oppenheimer Main Street Small Cap Fund®/VA - Service Class** | | | | | | | | | | | | |
| 2009 | 102 | $15.36 | to | $15.80 | $1,600 | 0.50% | 0.75% | to | 1.35% | 34.97% | to | 35.86% |
| 2008 | 71 | $11.38 | to | $11.63 | $822 | 0.28% | 0.75% | to | 1.35% | -38.82% | to | -38.47% |
| 2007 | 70 | $18.60 | to | $18.90 | $1,323 | 0.19% | 0.75% | to | 1.35% | -2.72% | to | -2.17% |
| 2006 | 43 | $19.12 | to | $19.32 | $822 | 0.01% | 0.75% | to | 1.35% | 13.41% | to | 13.85% |
| 2005 | 5 | $16.93 | to | $16.97 | $91 | (a) | 0.75% | to | 1.10% | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PIMCO Real Return Portfolio - Administrative Class | | | | | | | | | | | | |
| 2009 | 949 | $11.62 | to | $11.96 | $11,216 | 2.94% | 0.75% | to | 1.35% | 16.78% | to | 17.49% |
| 2008 | 745 | $9.95 | to | $10.18 | $7,515 | 4.22% | 0.75% | to | 1.35% | -8.29% | to | -7.71% |
| 2007 | 222 | $10.85 | to | $11.03 | $2,430 | 4.24% | 0.75% | to | 1.35% | 9.05% | to | 9.64% |
| 2006 | 130 | $9.95 | to | $10.06 | $1,301 | 4.45% | 0.75% | to | 1.35% | -0.40% | to | 0.10% |
| 2005 | 35 | $10.02 | to | $10.05 | $352 | (a) | 0.75% | to | 1.20% | | (a) | |
| Pioneer Equity Income VCT Portfolio - Class II | | | | | | | | | | | | |
| 2009 | 1,206 | $11.12 | to | $12.72 | $15,029 | 3.01% | 0.75% | to | 1.35% | 12.29% | to | 13.04% |
| 2008 | 1,213 | $9.87 | to | $11.28 | $13,323 | 2.72% | 0.75% | to | 1.35% | -31.41% | to | -30.97% |
| 2007 | 1,031 | $14.36 | to | $16.39 | $16,338 | 2.74% | 0.75% | to | 1.35% | -0.80% | to | -0.20% |
| 2006 | 551 | $14.44 | to | $16.47 | $8,556 | 2.31% | 0.75% | to | 1.35% | 20.52% | to | 21.20% |
| 2005 | 272 | $11.95 | to | $13.62 | $3,429 | 2.17% | 0.75% | to | 1.35% | 4.09% | to | 4.66% |
| ProFund VP Bull | | | | | | | | | | | | |
| 2009 | 2,036 | $7.18 | to | $10.05 | $15,316 | 0.65% | 0.95% | to | 2.25% | 21.49% | to | 23.28% |
| 2008 | 2,280 | $5.91 | to | $8.22 | $14,046 | - | 0.95% | to | 2.60% | -39.27% | to | -38.28% |
| 2007 | 2,986 | $9.60 | to | $13.43 | $30,062 | 0.44% | 0.90% | to | 2.60% | 0.85% | to | 2.61% |
| 2006 | 5,805 | $9.42 | to | $13.20 | $57,596 | 0.22% | 0.90% | to | 2.60% | 10.75% | to | 12.62% |
| 2005 | 8,379 | $8.50 | to | $11.82 | $74,309 | 0.22% | 0.90% | to | 2.60% | 0.12% | to | 1.78% |
| ProFund VP Europe 30 | | | | | | | | | | | | |
| 2009 | 1,144 | $8.70 | to | $13.41 | $10,444 | 2.60% | 0.95% | to | 2.35% | 29.26% | to | 31.05% |
| 2008 | 1,401 | $6.72 | to | $10.32 | $9,835 | 2.06% | 0.90% | to | 2.35% | -45.34% | to | -44.50% |
| 2007 | 1,835 | $12.05 | to | $18.75 | $23,421 | 2.03% | 0.90% | to | 2.60% | 11.56% | to | 13.54% |
| 2006 | 2,641 | $10.79 | to | $16.66 | $29,949 | 0.34% | 0.90% | to | 2.60% | 14.46% | to | 16.50% |
| 2005 | 3,806 | $9.42 | to | $14.43 | $37,372 | 0.13% | 0.90% | to | 2.60% | 5.29% | to | 7.16% |
| ProFund VP Rising Rates Opportunity | | | | | | | | | | | | |
| 2009 | 2,393 | $5.72 | to | $7.07 | $14,303 | 0.55% | 0.95% | to | 2.60% | 28.82% | to | 30.95% |
| 2008 | 2,870 | $4.43 | to | $5.47 | $13,199 | 5.38% | 0.95% | to | 2.60% | -39.61% | to | -38.60% |
| 2007 | 4,013 | $7.26 | to | $9.01 | $30,230 | 5.33% | 0.95% | to | 2.60% | -7.67% | to | -6.07% |
| 2006 | 5,900 | $7.81 | to | $9.72 | $47,606 | 2.01% | 0.95% | to | 2.60% | 7.34% | to | 9.15% |
| 2005 | 6,792 | $7.27 | to | $9.02 | $50,608 | - | 0.95% | to | 2.60% | -10.28% | to | -8.82% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Wells Fargo Advantage Asset Allocation Fund** | | | | | | | | | | | | |
| 2009 | 187 | $9.35 | to | $10.99 | $2,009 | 1.85% | 1.40% | to | 2.20% | 12.92% | to | 13.89% |
| 2008 | 210 | $8.28 | to | $9.65 | $1,989 | 2.43% | 1.40% | to | 2.20% | -30.65% | to | -30.12% |
| 2007 | 241 | $11.94 | to | $13.81 | $3,282 | 2.27% | 1.40% | to | 2.20% | 5.20% | to | 6.07% |
| 2006 | 268 | $11.35 | to | $13.02 | $3,422 | 2.29% | 1.40% | to | 2.20% | 9.75% | to | 10.62% |
| 2005 | 285 | $10.34 | to | $11.77 | $3,308 | 2.45% | 1.40% | to | 2.20% | 2.83% | to | 3.52% |
| **Wells Fargo Advantage C&B Large Cap Value Fund** | | | | | | | | | | | | |
| 2009 | 22 | $9.45 | to | $11.27 | $238 | 1.70% | 1.65% | to | 2.20% | 26.00% | to | 26.77% |
| 2008 | 27 | $7.50 | to | $9.01 | $233 | 1.39% | 1.40% | to | 2.20% | -36.44% | to | -35.92% |
| 2007 | 36 | $11.80 | to | $14.06 | $489 | 1.14% | 1.40% | to | 2.20% | -3.36% | to | -2.56% |
| 2006 | 40 | $12.21 | to | $14.43 | $560 | 1.46% | 1.40% | to | 2.20% | 19.47% | to | 20.35% |
| 2005 | 48 | $10.22 | to | $11.99 | $568 | 0.81% | 1.40% | to | 2.20% | 0.94% | to | 1.45% |
| **Wells Fargo Advantage Equity Income Fund** | | | | | | | | | | | | |
| 2009 | 55 | $8.64 | to | $10.31 | $555 | 1.85% | 1.65% | to | 2.20% | 14.29% | to | 14.94% |
| 2008 | 60 | $7.56 | to | $8.97 | $529 | 1.96% | 1.65% | to | 2.20% | -37.83% | to | -37.49% |
| 2007 | 71 | $12.16 | to | $14.35 | $1,004 | 1.52% | 1.65% | to | 2.20% | 0.50% | to | 1.06% |
| 2006 | 79 | $12.10 | to | $14.20 | $1,105 | 1.53% | 1.65% | to | 2.20% | 15.90% | to | 16.68% |
| 2005 | 84 | $10.44 | to | $12.17 | $1,007 | 1.56% | 1.65% | to | 2.20% | 3.17% | to | 3.57% |
| **Wells Fargo Advantage Large Company Growth Fund** | | | | | | | | | | | | |
| 2009 | 159 | $9.15 | to | $9.92 | $1,529 | 0.35% | 1.40% | to | 2.20% | 40.12% | to | 41.31% |
| 2008 | 192 | $6.53 | to | $7.02 | $1,308 | 0.25% | 1.40% | to | 2.20% | -40.34% | to | -39.85% |
| 2007 | 236 | $10.94 | to | $11.67 | $2,681 | - | 1.40% | to | 2.20% | 5.19% | to | 6.09% |
| 2006 | 267 | $10.40 | to | $11.00 | $2,876 | - | 1.40% | to | 2.20% | 0.10% | to | 0.92% |
| 2005 | 289 | $10.39 | to | $10.90 | $3,109 | 0.18% | 1.40% | to | 2.20% | 3.47% | to | 4.21% |
| **Wells Fargo Advantage Money Market Fund** | | | | | | | | | | | | |
| 2009 | 4 | $10.27 | to | $10.43 | $36 | - | 1.65% | to | 1.90% | -1.82% | to | -1.60% |
| 2008 | 4 | $10.46 | to | $10.60 | $43 | 2.35% | 1.65% | to | 1.90% | 0.38% | to | 0.66% |
| 2007 | 12 | $10.42 | to | $10.53 | $127 | 4.54% | 1.65% | to | 1.90% | 2.66% | to | 2.93% |
| 2006 | 31 | $10.08 | to | $10.24 | $314 | 4.30% | 1.65% | to | 2.20% | 2.09% | to | 2.71% |
| 2005 | 78 | $9.86 | to | $10.03 | $784 | 5.76% | 1.65% | to | 2.20% | 0.41% | to | 0.61% |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Wells Fargo Advantage Small Cap Growth Fund | | | | | | | | | | | | |
| 2009 | 32 | $12.37 | to | $14.78 | $464 | - | 1.40% | to | 2.20% | 49.40% | to | 50.51% |
| 2008 | 44 | $8.28 | to | $9.82 | $419 | - | 1.40% | to | 2.20% | -42.74% | to | -42.24% |
| 2007 | 53 | $14.46 | to | $17.00 | $884 | - | 1.40% | to | 2.20% | 11.32% | to | 12.21% |
| 2006 | 61 | $12.99 | to | $15.15 | $910 | - | 1.40% | to | 2.20% | 20.06% | to | 21.01% |
| 2005 | 63 | $10.82 | to | $12.52 | $782 | - | 1.40% | to | 2.20% | 3.97% | to | 4.77% |
| Wells Fargo Advantage Total Return Bond Fund | | | | | | | | | | | | |
| 2009 | 89 | $11.52 | to | $12.53 | $1,080 | 4.46% | 1.40% | to | 2.20% | 9.51% | to | 10.49% |
| 2008 | 93 | $10.52 | to | $11.34 | $1,029 | 4.95% | 1.40% | to | 2.20% | 0.10% | to | 0.89% |
| 2007 | 119 | $10.51 | to | $11.24 | $1,314 | 4.61% | 1.40% | to | 2.20% | 3.85% | to | 4.75% |
| 2006 | 130 | $10.12 | to | $10.73 | $1,376 | 4.52% | 1.40% | to | 2.20% | 1.61% | to | 2.39% |
| 2005 | 134 | $9.96 | to | $10.48 | $1,391 | 4.11% | 1.40% | to | 2.20% | -0.29% | to | 0.48% |

(a)  As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(b)  As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.
(c)  As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.
(d)  As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.
(e)  As investment Division was not available until 2009, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5.  Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.  Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

*   Includes units for annuity contracts in payout beginning in 2006.

# CONDENSED FINANCIAL INFORMATION

**Except for subaccounts which did not commence operations as of December 31, 2009 the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2009, including portfolio names. Portfolio name changes after December 31, 2009 are not reflected in this information.**

## Separate Account Annual Charges of 0.95%

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. LEISURE FUND** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.11 | $14.38 | $14.64 | $11.86 | $12.12 | $10.79 | $8.47 | $10.00 | |
| Value at end of period | $10.67 | $8.11 | $14.38 | $14.64 | $11.86 | $12.12 | $10.79 | $8.47 | |
| Number of accumulation units outstanding at end of period | 15,494 | 11,818 | 12,345 | 16,278 | 26,508 | 13,783 | 7,507 | 749 | |
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $8.02 | $10.31 | | | | | | | |
| Value at end of period | $9.61 | $8.02 | | | | | | | |
| Number of accumulation units outstanding at end of period | 289,884 | 157,683 | | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.25 | $13.00 | $13.48 | $11.40 | $10.15 | | | | |
| Value at end of period | $11.46 | $9.25 | $13.00 | $13.48 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 29,230 | 27,505 | 29,920 | 34,140 | 47,910 | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $10.61 | $18.69 | $16.09 | $14.57 | $12.61 | $11.06 | $8.71 | $9.73 | $10.00 |
| Value at end of period | $14.23 | $10.61 | $18.69 | $16.09 | $14.57 | $12.61 | $11.06 | $8.71 | $9.73 |
| Number of accumulation units outstanding at end of period | 825,559 | 867,530 | 908,267 | 905,470 | 713,743 | 551,666 | 327,190 | 86,387 | 23,962 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.90 | $13.94 | $13.90 | $11.70 | $11.19 | $10.16 | $7.89 | $9.61 | $10.00 |
| Value at end of period | $10.16 | $7.90 | $13.94 | $13.90 | $11.70 | $11.19 | $10.16 | $7.89 | $9.61 |
| Number of accumulation units outstanding at end of period | 347,831 | 401,729 | 429,511 | 420,104 | 514,374 | 519,515 | 308,618 | 137,711 | 26,226 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $7.21 | $10.16 | | | | | | | |
| Value at end of period | $8.81 | $7.21 | | | | | | | |
| Number of accumulation units outstanding at end of period | 44,294 | 6,595 | | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $9.04 | $10.14 | | | | | | | |
| Value at end of period | $10.04 | $9.04 | | | | | | | |
| Number of accumulation units outstanding at end of period | 163,350 | 44,947 | | | | | | | |

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.98 | $14.67 | $14.17 | $12.48 | $11.97 | $11.01 | $10.00 | | |
| Value at end of period | $11.61 | $8.98 | $14.67 | $14.17 | $12.48 | $11.97 | $11.01 | | |
| Number of accumulation units outstanding at end of period | 933,504 | 955,255 | 934,992 | 897,306 | 811,729 | 468,147 | 61,848 | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $9.09 | $16.46 | $14.87 | $13.69 | $11.96 | $10.79 | $10.00 | | |
| Value at end of period | $12.48 | $9.09 | $16.46 | $14.87 | $13.69 | $11.96 | $10.79 | | |
| Number of accumulation units outstanding at end of period | 1,164,673 | 1,160,067 | 1,132,944 | 1,117,857 | 946,920 | 479,213 | 67,367 | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $12.94 | $22.71 | $19.20 | $16.38 | $13.67 | $11.64 | $10.00 | | |
| Value at end of period | $18.25 | $12.94 | $22.71 | $19.20 | $16.38 | $13.67 | $11.64 | | |
| Number of accumulation units outstanding at end of period | 629,054 | 627,231 | 637,013 | 593,924 | 533,978 | 313,605 | 40,608 | | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.69 | | | | | | | | |
| Value at end of period | $13.13 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,071 | | | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.79 | $21.12 | $18.31 | $14.31 | $12.52 | $10.72 | $8.25 | $10.00 | |
| Value at end of period | $14.04 | $11.79 | $21.12 | $18.31 | $14.31 | $12.52 | $10.72 | $8.25 | |
| Number of accumulation units outstanding at end of period | 295,437 | 329,488 | 359,311 | 317,079 | 228,564 | 150,528 | 37,732 | 3,926 | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.71 | $13.24 | $12.60 | $11.04 | $10.00 | | | | |
| Value at end of period | $10.32 | $7.71 | $13.24 | $12.60 | $11.04 | | | | |
| Number of accumulation units outstanding at end of period | 230,323 | 193,360 | 205,623 | 141,657 | 72,996 | | | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $9.94 | | | | | | | | |
| Value at end of period | $10.62 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 160,538 | | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.90 | $13.09 | $12.38 | $11.67 | $10.62 | | | | |
| Value at end of period | $10.19 | $7.90 | $13.09 | $12.38 | $11.67 | | | | |
| Number of accumulation units outstanding at end of period | 107,232 | 191,117 | 164,463 | 171,116 | 117,504 | | | | |
| **ING BLACKROCK LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.56 | $13.36 | $12.93 | $11.22 | $10.98 | | | | |
| Value at end of period | $9.56 | $8.56 | $13.36 | $12.93 | $11.22 | | | | |
| Number of accumulation units outstanding at end of period | 8,844 | 11,162 | 11,924 | 15,652 | 4,666 | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.52 | $9.99 | | | | | | | |
| Value at end of period | $9.86 | $6.52 | | | | | | | |
| Number of accumulation units outstanding at end of period | 38,668 | 18,329 | | | | | | | |

CFI 2

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2006) | | | | | | | | | |
| Value at beginning of period | $7.30 | $12.55 | $13.67 | $10.87 | | | | | |
| Value at end of period | $9.65 | $7.30 | $12.55 | $13.67 | | | | | |
| Number of accumulation units outstanding at end of period | 74,367 | 71,878 | 44,959 | 48,430 | | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $10.91 | $17.92 | $22.00 | $16.13 | $13.95 | $10.87 | | | |
| Value at end of period | $14.69 | $10.91 | $17.92 | $22.00 | $16.13 | $13.95 | | | |
| Number of accumulation units outstanding at end of period | 117,506 | 113,525 | 115,394 | 126,148 | 119,731 | 27,720 | | | |
| **ING COLUMBIA SMALL CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $6.72 | $10.29 | $10.08 | $10.05 | | | | | |
| Value at end of period | $8.30 | $6.72 | $10.29 | $10.08 | | | | | |
| Number of accumulation units outstanding at end of period | 110,539 | 149,933 | 127,183 | 77,168 | | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | |
| (Fund first available during January 2006) | | | | | | | | | |
| Value at beginning of period | $6.95 | $11.54 | $11.18 | $10.26 | | | | | |
| Value at end of period | $9.05 | $6.95 | $11.54 | $11.18 | | | | | |
| Number of accumulation units outstanding at end of period | 179,609 | 158,615 | 112,120 | 53,296 | | | | | |
| **ING EVERGREEN HEALTH SCIENCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.31 | $13.18 | $12.26 | $10.87 | $9.94 | $9.72 | | | |
| Value at end of period | $11.07 | $9.31 | $13.18 | $12.26 | $10.87 | $9.94 | | | |
| Number of accumulation units outstanding at end of period | 85,779 | 133,789 | 118,427 | 136,843 | 144,971 | 33,385 | | | |
| **ING EVERGREEN OMEGA PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.99 | $12.53 | $11.33 | $10.83 | $10.52 | $9.93 | | | |
| Value at end of period | $12.68 | $8.99 | $12.53 | $11.33 | $10.83 | $10.52 | | | |
| Number of accumulation units outstanding at end of period | 83,827 | 45,525 | 48,061 | 54,505 | 56,706 | 12,323 | | | |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.13 | $15.15 | $13.36 | $12.05 | $9.96 | | | | |
| Value at end of period | $12.59 | $9.13 | $15.15 | $13.36 | $12.05 | | | | |
| Number of accumulation units outstanding at end of period | 167,288 | 171,019 | 187,448 | 128,496 | 26,655 | | | | |
| **ING FOCUS 5 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.04 | $10.18 | | | | | | | |
| Value at end of period | $7.29 | $6.04 | | | | | | | |
| Number of accumulation units outstanding at end of period | 544 | 434 | | | | | | | |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.81 | $11.14 | $10.96 | $10.02 | | | | | |
| Value at end of period | $10.21 | $7.81 | $11.14 | $10.96 | | | | | |
| Number of accumulation units outstanding at end of period | 557,839 | 433,035 | 335,395 | 172,105 | | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $7.35 | $11.92 | $12.48 | | | | | | |
| Value at end of period | $9.21 | $7.35 | $11.92 | | | | | | |
| Number of accumulation units outstanding at end of period | 202,810 | 204,722 | 168,065 | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $6.14 | $9.64 | $10.14 | | | | | | |
| Value at end of period | $7.92 | $6.14 | $9.64 | | | | | | |
| Number of accumulation units outstanding at end of period | 77,286 | 69,684 | 62,482 | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.45 | $21.31 | $16.14 | $13.42 | $9.56 | | | | |
| Value at end of period | $16.96 | $12.45 | $21.31 | $16.14 | $13.42 | | | | |
| Number of accumulation units outstanding at end of period | 149,093 | 127,955 | 96,378 | 59,314 | 38,316 | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.13 | $9.66 | | | | | | | |
| Value at end of period | $7.90 | $6.13 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,371,537 | 1,055,301 | | | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.19 | | | | | | | | |
| Value at end of period | $13.00 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 12,052 | | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.52 | $12.13 | $11.69 | $10.33 | $9.92 | $9.08 | $7.28 | $9.40 | $10.00 |
| Value at end of period | $9.16 | $7.52 | $12.13 | $11.69 | $10.33 | $9.92 | $9.08 | $7.28 | $9.40 |
| Number of accumulation units outstanding at end of period | 2,858,096 | 1,834,630 | 1,639,937 | 397,879 | 407,086 | 418,924 | 334,015 | 141,983 | 16,897 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.91 | $16.06 | $15.41 | $14.26 | $12.98 | $11.27 | $8.61 | $9.91 | $10.00 |
| Value at end of period | $12.90 | $9.91 | $16.06 | $15.41 | $14.26 | $12.98 | $11.27 | $8.61 | $9.91 |
| Number of accumulation units outstanding at end of period | 370,245 | 344,429 | 393,916 | 470,325 | 530,496 | 517,452 | 312,714 | 133,786 | 25,943 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $10.24 | $15.58 | $16.82 | $14.97 | $14.07 | $11.67 | $8.67 | $10.11 | $10.00 |
| Value at end of period | $12.63 | $10.24 | $15.58 | $16.82 | $14.97 | $14.07 | $11.67 | $8.67 | $10.11 |
| Number of accumulation units outstanding at end of period | 277,071 | 259,992 | 285,715 | 328,082 | 388,229 | 336,053 | 212,622 | 97,304 | 18,193 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.87 | $10.90 | $10.42 | $10.13 | $10.04 | | | | |
| Value at end of period | $10.87 | $9.87 | $10.90 | $10.42 | $10.13 | | | | |
| Number of accumulation units outstanding at end of period | 2,146,877 | 1,471,381 | 359,648 | 249,344 | 99,176 | | | | |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.09 | $10.26 | | | | | | | |
| Value at end of period | $7.68 | $6.09 | | | | | | | |
| Number of accumulation units outstanding at end of period | 95,951 | 809 | | | | | | | |
| **ING JANUS CONTRARIAN PORTFOLIO** | | | | | | | | | |
| (Fund first available during November 2004) | | | | | | | | | |
| Value at beginning of period | $9.72 | $19.24 | $16.07 | $13.19 | $11.52 | $10.69 | | | |
| Value at end of period | $13.14 | $9.72 | $19.24 | $16.07 | $13.19 | $11.52 | | | |
| Number of accumulation units outstanding at end of period | 92,749 | 88,500 | 99,303 | 22,452 | 10,207 | 1,302 | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.26 | $25.41 | $18.52 | $13.77 | $10.28 | | | | |
| Value at end of period | $20.84 | $12.26 | $25.41 | $18.52 | $13.77 | | | | |
| Number of accumulation units outstanding at end of period | 140,300 | 134,627 | 135,439 | 102,809 | 38,991 | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.79 | $17.77 | $17.53 | $15.19 | $14.14 | $11.84 | $9.19 | $10.00 | |
| Value at end of period | $14.67 | $11.79 | $17.77 | $17.53 | $15.19 | $14.14 | $11.84 | $9.19 | |
| Number of accumulation units outstanding at end of period | 73,106 | 72,668 | 88,982 | 99,336 | 131,775 | 110,487 | 50,682 | 7,703 | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $10.46 | $15.07 | $15.48 | $13.40 | $13.63 | $10.46 | $7.87 | $10.00 | |
| Value at end of period | $13.19 | $10.46 | $15.07 | $15.48 | $13.40 | $13.63 | $10.46 | $7.87 | |
| Number of accumulation units outstanding at end of period | 104,806 | 100,668 | 113,966 | 122,935 | 109,313 | 85,598 | 30,406 | 2,395 | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.23 | $13.69 | $14.09 | $12.93 | $11.74 | $10.83 | $10.00 | | |
| Value at end of period | $10.75 | $8.23 | $13.69 | $14.09 | $12.93 | $11.74 | $10.83 | | |
| Number of accumulation units outstanding at end of period | 35,599 | 34,077 | 44,917 | 61,704 | 74,488 | 74,276 | 856 | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $18.72 | $18.45 | $17.75 | $17.12 | $16.81 | $16.82 | $16.86 | $16.78 | $16.64 |
| Value at end of period | $18.60 | $18.72 | $18.45 | $17.75 | $17.12 | $16.81 | $16.82 | $16.86 | $16.78 |
| Number of accumulation units outstanding at end of period | 1,483,805 | 1,679,566 | 818,125 | 379,225 | 191,796 | 298,469 | 174,559 | 125,682 | 10,855 |
| **ING LORD ABBETT AFFILIATED PORTFOLIO** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $9.55 | $15.21 | $14.74 | $12.66 | $12.11 | $11.13 | $10.00 | | |
| Value at end of period | $11.24 | $9.55 | $15.21 | $14.74 | $12.66 | $12.11 | $11.13 | | |
| Number of accumulation units outstanding at end of period | 22,543 | 20,017 | 20,285 | 32,046 | 5,318 | 4,991 | 3,929 | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.43 | $14.26 | $12.61 | $12.13 | $11.25 | $9.72 | | | |
| Value at end of period | $10.77 | $8.43 | $14.26 | $12.61 | $12.13 | $11.25 | | | |
| Number of accumulation units outstanding at end of period | 155,590 | 160,660 | 172,542 | 131,122 | 67,535 | 28,440 | | | |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.14 | $18.27 | $15.30 | $12.45 | $10.06 | | | | |
| Value at end of period | $12.45 | $9.14 | $18.27 | $15.30 | $12.45 | | | | |
| Number of accumulation units outstanding at end of period | 97,947 | 105,954 | 97,500 | 154,055 | 49,031 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $22.75 | $29.58 | $28.71 | $25.90 | $25.41 | $23.08 | $19.96 | $21.24 | $21.21 |
| Value at end of period | $26.57 | $22.75 | $29.58 | $28.71 | $25.90 | $25.41 | $23.08 | $19.96 | $21.24 |
| Number of accumulation units outstanding at end of period | 315,851 | 338,065 | 410,842 | 426,361 | 436,951 | 288,602 | 208,270 | 100,967 | 23,176 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $11.53 | $18.69 | $14.81 | $11.43 | $10.05 | | | | |
| Value at end of period | $15.17 | $11.53 | $18.69 | $14.81 | $11.43 | | | | |
| Number of accumulation units outstanding at end of period | 193,722 | 160,649 | 158,121 | 112,423 | 62,951 | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.50 | $10.06 | | | | | | | |
| Value at end of period | $9.07 | $6.50 | | | | | | | |
| Number of accumulation units outstanding at end of period | 26,357 | 13,767 | | | | | | | |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $11.24 | | | | | | | | |
| Value at end of period | $12.98 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 628 | | | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.78 | $14.86 | $14.07 | $12.04 | $10.06 | | | | |
| Value at end of period | $12.14 | $8.78 | $14.86 | $14.07 | $12.04 | | | | |
| Number of accumulation units outstanding at end of period | 111,643 | 108,588 | 119,469 | 130,552 | 145,375 | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $10.06 | $17.07 | $16.21 | $13.91 | $12.40 | $10.89 | $8.34 | $10.00 | |
| Value at end of period | $13.89 | $10.06 | $17.07 | $16.21 | $13.91 | $12.40 | $10.89 | $8.34 | |
| Number of accumulation units outstanding at end of period | 170,424 | 176,836 | 168,973 | 139,169 | 54,637 | 46,615 | 29,810 | 1,482 | |
| **ING OPPORTUNISTIC LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.95 | $10.93 | $10.74 | $9.37 | $8.86 | $8.14 | $6.62 | $9.04 | $10.00 |
| Value at end of period | $7.91 | $6.95 | $10.93 | $10.74 | $9.37 | $8.86 | $8.14 | $6.62 | $9.04 |
| Number of accumulation units outstanding at end of period | 84,799 | 88,588 | 92,141 | 101,434 | 117,122 | 68,299 | 53,477 | 31,205 | 1,584 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.46 | $12.33 | $12.10 | $11.22 | $10.85 | $10.00 | | | |
| Value at end of period | $14.00 | $9.46 | $12.33 | $12.10 | $11.22 | $10.85 | | | |
| Number of accumulation units outstanding at end of period | 353,313 | 372,409 | 449,307 | 476,338 | 449,334 | 447,490 | | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $16.61 | $16.09 | $14.91 | $14.43 | $14.21 | $13.68 | $13.19 | $12.25 | $11.80 |
| Value at end of period | $18.83 | $16.61 | $16.09 | $14.91 | $14.43 | $14.21 | $13.68 | $13.19 | $12.25 |
| Number of accumulation units outstanding at end of period | 1,580,125 | 1,356,952 | 862,232 | 725,870 | 673,582 | 530,901 | 367,672 | 161,644 | 42,619 |
| **ING PIONEER FUND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.57 | $13.26 | $12.74 | $11.01 | $10.23 | | | | |
| Value at end of period | $10.54 | $8.57 | $13.26 | $12.74 | $11.01 | | | | |
| Number of accumulation units outstanding at end of period | 43,069 | 46,213 | 70,706 | 89,344 | 42,278 | | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.42 | $12.71 | $12.16 | $10.93 | $9.96 | | | | |
| Value at end of period | $10.44 | $8.42 | $12.71 | $12.16 | $10.93 | | | | |
| Number of accumulation units outstanding at end of period | 186,703 | 181,447 | 124,288 | 52,429 | 38,742 | | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $8.25 | | | | | | | | |
| Value at end of period | $8.32 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 95,905 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.22 | | | | | | | | |
| Value at end of period | $9.38 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,279,078 | | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.50 | | | | | | | | |
| Value at end of period | $9.64 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 985,236 | | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.75 | | | | | | | | |
| Value at end of period | $9.87 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 961,001 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $10.71 | | | | | | | | |
| Value at end of period | $12.73 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 150,545 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.73 | $10.32 | | | | | | | |
| Value at end of period | $8.24 | $6.73 | | | | | | | |
| Number of accumulation units outstanding at end of period | 142,141 | 123,949 | | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.65 | | | | | | | | |
| Value at end of period | $12.55 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 188,487 | | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $11.58 | | | | | | | | |
| Value at end of period | $13.04 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 32,327 | | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $6.15 | $9.39 | | | | | | | |
| Value at end of period | $8.51 | $6.15 | | | | | | | |
| Number of accumulation units outstanding at end of period | 15,954 | 786 | | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.99 | $10.26 | | | | | | | |
| Value at end of period | $8.76 | $6.99 | | | | | | | |
| Number of accumulation units outstanding at end of period | 27,755 | 23,673 | | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.43 | $14.55 | $13.38 | $12.02 | $11.06 | | | | |
| Value at end of period | $12.20 | $9.43 | $14.55 | $13.38 | $12.02 | | | | |
| Number of accumulation units outstanding at end of period | 5,413 | 3,750 | 4,235 | 4,419 | 155 | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $7.17 | $10.18 | | | | | | | |
| Value at end of period | $9.04 | $7.17 | | | | | | | |
| Number of accumulation units outstanding at end of period | 67,630 | 57,125 | | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.30 | $12.96 | $12.53 | $11.04 | $10.18 | | | | |
| Value at end of period | $12.28 | $9.30 | $12.96 | $12.53 | $11.04 | | | | |
| Number of accumulation units outstanding at end of period | 851,174 | 769,031 | 639,407 | 395,726 | 175,769 | | | | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.86 | $13.91 | $13.63 | $11.55 | $11.22 | $9.76 | | | |
| Value at end of period | $10.97 | $8.86 | $13.91 | $13.63 | $11.55 | $11.22 | | | |
| Number of accumulation units outstanding at end of period | 303,468 | 289,598 | 279,296 | 260,062 | 257,330 | 76,763 | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | |
| Value at beginning of period | $5.83 | $10.21 | $10.02 | | | | | | |
| Value at end of period | $8.23 | $5.83 | $10.21 | | | | | | |
| Number of accumulation units outstanding at end of period | 31,553 | 18,101 | 35,104 | | | | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2006) | | | | | | | | | |
| Value at beginning of period | $7.53 | $12.80 | $11.22 | $9.31 | | | | | |
| Value at end of period | $9.83 | $7.53 | $12.80 | $11.22 | | | | | |
| Number of accumulation units outstanding at end of period | 146,123 | 139,728 | 58,432 | 31,855 | | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.44 | $14.13 | $13.93 | $11.53 | $10.49 | | | | |
| Value at end of period | $11.06 | $8.44 | $14.13 | $13.93 | $11.53 | | | | |
| Number of accumulation units outstanding at end of period | 119,983 | 110,702 | 116,403 | 73,111 | 1,522 | | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.46 | $10.83 | $10.20 | $8.81 | $8.76 | $7.83 | $6.18 | $8.93 | $10.00 |
| Value at end of period | $9.27 | $6.46 | $10.83 | $10.20 | $8.81 | $8.76 | $7.83 | $6.18 | $8.93 |
| Number of accumulation units outstanding at end of period | 21,519 | 19,978 | 25,001 | 31,611 | 32,891 | 38,704 | 40,717 | 24,403 | 3,867 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $10.24 | $9.94 | | | | | | | |
| Value at end of period | $10.70 | $10.24 | | | | | | | |
| Number of accumulation units outstanding at end of period | 112,347 | 33,796 | | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.14 | $13.70 | $13.70 | $12.10 | $11.21 | $10.02 | | | |
| Value at end of period | $10.61 | $8.14 | $13.70 | $13.70 | $12.10 | $11.21 | | | |
| Number of accumulation units outstanding at end of period | 6,193 | 8,205 | 12,654 | 47,595 | 9,595 | 4,949 | | | |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.86 | $14.07 | $14.54 | $12.67 | $12.36 | $10.69 | $8.32 | $10.00 | |
| Value at end of period | $11.27 | $8.86 | $14.07 | $14.54 | $12.67 | $12.36 | $10.69 | $8.32 | |
| Number of accumulation units outstanding at end of period | 190,918 | 211,587 | 224,752 | 248,492 | 218,865 | 160,272 | 84,810 | 6,160 | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.39 | $12.41 | $12.13 | $10.89 | $10.32 | | | | |
| Value at end of period | $11.39 | $9.39 | $12.41 | $12.13 | $10.89 | | | | |
| Number of accumulation units outstanding at end of period | 222,057 | 229,290 | 118,769 | 85,406 | 56,402 | | | | |
| **ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.87 | $13.95 | $12.84 | $10.68 | $10.23 | | | | |
| Value at end of period | $12.60 | $9.87 | $13.95 | $12.84 | $10.68 | | | | |
| Number of accumulation units outstanding at end of period | 122,253 | 96,721 | 98,965 | 93,100 | 28,115 | | | | |
| **ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.54 | | | | | | | | |
| Value at end of period | $12.17 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,247 | | | | | | | | |
| **ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.74 | $13.02 | $12.81 | $11.15 | $10.10 | | | | |
| Value at end of period | $10.73 | $8.74 | $13.02 | $12.81 | $11.15 | | | | |
| Number of accumulation units outstanding at end of period | 167,879 | 180,062 | 148,515 | 99,858 | 45,311 | | | | |
| **ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO** | | | | | | | | | |
| (Fund first available during March 2006) | | | | | | | | | |
| Value at beginning of period | $7.32 | $10.99 | $11.52 | $10.43 | | | | | |
| Value at end of period | $9.43 | $7.32 | $10.99 | $11.52 | | | | | |
| Number of accumulation units outstanding at end of period | 12,291 | 3,646 | 4,619 | 8,651 | | | | | |
| **ING WISDOM TREE^SM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $6.04 | $8.94 | | | | | | | |
| Value at end of period | $7.77 | $6.04 | | | | | | | |
| Number of accumulation units outstanding at end of period | 18,059 | 2,749 | | | | | | | |
| **PROFUND VP BULL** | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | |
| Value at beginning of period | $6.53 | $10.58 | $10.32 | $9.17 | $9.01 | $8.36 | $10.00 | | |
| Value at end of period | $8.05 | $6.53 | $10.58 | $10.32 | $9.17 | $9.01 | $8.36 | | |
| Number of accumulation units outstanding at end of period | 1,298 | 2,122 | 4,256 | 6,030 | 4,857 | 5,731 | 1,317 | | |
| **PROFUND VP EUROPE 30** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $7.44 | $13.42 | $11.82 | $10.16 | $9.49 | $8.38 | $10.00 | | |
| Value at end of period | $9.75 | $7.44 | $13.42 | $11.82 | $10.16 | $9.49 | $8.38 | | |
| Number of accumulation units outstanding at end of period | 5,465 | 8,225 | 8,954 | 10,395 | 10,342 | 11,091 | 7,306 | | |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | |
| Value at beginning of period | $4.75 | $7.74 | $8.24 | $7.55 | $8.28 | $9.38 | $10.00 | | |
| Value at end of period | $6.22 | $4.75 | $7.74 | $8.24 | $7.55 | $8.28 | $9.38 | | |
| Number of accumulation units outstanding at end of period | 35,221 | 38,392 | 40,425 | 53,562 | 51,285 | 35,487 | 16,785 | | |

# Condensed Financial Information (continued)

## Separate Account Annual Charges of 1.25%

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. LEISURE FUND** (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $7.95 | $14.13 | $14.43 | $11.73 | $12.02 | $10.73 | $8.45 | $10.00 | |
| Value at end of period | $10.42 | $7.95 | $14.13 | $14.43 | $11.73 | $12.02 | $10.73 | $8.45 | |
| Number of accumulation units outstanding at end of period | 14,251 | 13,509 | 13,667 | 13,844 | 16,471 | 37,657 | 12,940 | 696 | |
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $8.00 | $10.18 | | | | | | | |
| Value at end of period | $9.55 | $8.00 | | | | | | | |
| Number of accumulation units outstanding at end of period | 66,364 | 32,380 | | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.15 | $12.90 | $13.41 | $11.38 | $10.53 | | | | |
| Value at end of period | $11.30 | $9.15 | $12.90 | $13.41 | $11.38 | | | | |
| Number of accumulation units outstanding at end of period | 8,369 | 10,981 | 7,856 | 7,758 | 2,731 | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $10.37 | $18.33 | $15.82 | $14.38 | $12.48 | $10.98 | $8.67 | $9.71 | $10.00 |
| Value at end of period | $13.87 | $10.37 | $18.33 | $15.82 | $14.38 | $12.48 | $10.98 | $8.67 | $9.71 |
| Number of accumulation units outstanding at end of period | 372,040 | 346,513 | 324,819 | 309,110 | 333,108 | 331,754 | 180,658 | 77,060 | 31,173 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.72 | $13.67 | $13.67 | $11.54 | $11.07 | $10.08 | $7.85 | $9.60 | $10.00 |
| Value at end of period | $9.90 | $7.72 | $13.67 | $13.67 | $11.54 | $11.07 | $10.08 | $7.85 | $9.60 |
| Number of accumulation units outstanding at end of period | 158,548 | 154,129 | 171,636 | 164,025 | 161,495 | 274,974 | 156,771 | 67,874 | 21,430 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $7.20 | $9.39 | | | | | | | |
| Value at end of period | $8.77 | $7.20 | | | | | | | |
| Number of accumulation units outstanding at end of period | 16,280 | 4,435 | | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $9.02 | $9.99 | | | | | | | |
| Value at end of period | $9.99 | $9.02 | | | | | | | |
| Number of accumulation units outstanding at end of period | 76,504 | 14,956 | | | | | | | |
| **ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO** (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.84 | $14.48 | $14.03 | $12.40 | $11.92 | $11.00 | $10.00 | | |
| Value at end of period | $11.39 | $8.84 | $14.48 | $14.03 | $12.40 | $11.92 | $11.00 | | |
| Number of accumulation units outstanding at end of period | 486,418 | 433,030 | 406,158 | 402,136 | 384,895 | 737,364 | 110,025 | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.94 | $16.25 | $14.72 | $13.60 | $11.91 | $10.78 | $10.00 | | |
| Value at end of period | $12.24 | $8.94 | $16.25 | $14.72 | $13.60 | $11.91 | $10.78 | | |
| Number of accumulation units outstanding at end of period | 433,960 | 382,001 | 342,729 | 325,173 | 331,205 | 625,575 | 112,382 | | |

**Condensed Financial Information (continued)**

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $12.73 | $22.41 | $19.01 | $16.26 | $13.62 | $11.62 | $10.00 | | |
| Value at end of period | $17.90 | $12.73 | $22.41 | $19.01 | $16.26 | $13.62 | $11.62 | | |
| Number of accumulation units outstanding at end of period | 350,308 | 332,316 | 315,381 | 286,308 | 298,841 | 302,519 | 126,233 | | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $12.57 | | | | | | | | |
| Value at end of period | $13.11 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,678 | | | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.55 | $20.76 | $18.05 | $14.15 | $12.42 | $10.67 | $8.23 | $10.00 | |
| Value at end of period | $13.72 | $11.55 | $20.76 | $18.05 | $14.15 | $12.42 | $10.67 | $8.23 | |
| Number of accumulation units outstanding at end of period | 79,752 | 68,575 | 79,175 | 72,925 | 67,064 | 112,158 | 52,301 | 43 | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.62 | $13.14 | $12.54 | $11.02 | $10.49 | | | | |
| Value at end of period | $10.17 | $7.62 | $13.14 | $12.54 | $11.02 | | | | |
| Number of accumulation units outstanding at end of period | 44,119 | 36,368 | 54,950 | 31,133 | 5,170 | | | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $9.92 | | | | | | | | |
| Value at end of period | $10.60 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 49,699 | | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.81 | $12.99 | $12.32 | $11.64 | $10.91 | | | | |
| Value at end of period | $10.05 | $7.81 | $12.99 | $12.32 | $11.64 | | | | |
| Number of accumulation units outstanding at end of period | 73,679 | 59,794 | 63,502 | 47,086 | 21,910 | | | | |
| **ING BLACKROCK LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.46 | $13.25 | $12.86 | $11.20 | $11.09 | | | | |
| Value at end of period | $9.43 | $8.46 | $13.25 | $12.86 | $11.20 | | | | |
| Number of accumulation units outstanding at end of period | 4,891 | 3,798 | 3,295 | 4,994 | 176 | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.51 | $9.99 | | | | | | | |
| Value at end of period | $9.81 | $6.51 | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,450 | 1,519 | | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during August 2006) | | | | | | | | | |
| Value at beginning of period | $7.24 | $12.48 | $13.64 | $11.58 | | | | | |
| Value at end of period | $9.54 | $7.24 | $12.48 | $13.64 | | | | | |
| Number of accumulation units outstanding at end of period | 13,467 | 8,440 | 10,347 | 13,102 | | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $10.76 | $17.72 | $21.82 | $16.05 | $13.92 | $10.66 | | | |
| Value at end of period | $14.44 | $10.76 | $17.72 | $21.82 | $16.05 | $13.92 | | | |
| Number of accumulation units outstanding at end of period | 36,283 | 36,224 | 30,730 | 69,353 | 60,682 | 106,213 | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING COLUMBIA SMALL CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2006) | | | | | | | | | |
| Value at beginning of period | $6.66 | $10.23 | $10.06 | $9.47 | | | | | |
| Value at end of period | $8.20 | $6.66 | $10.23 | $10.06 | | | | | |
| Number of accumulation units outstanding at end of period | 47,161 | 43,017 | 56,002 | 24,298 | | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | |
| (Fund first available during January 2006) | | | | | | | | | |
| Value at beginning of period | $6.88 | $11.46 | $11.15 | $10.16 | | | | | |
| Value at end of period | $8.94 | $6.88 | $11.46 | $11.15 | | | | | |
| Number of accumulation units outstanding at end of period | 142,322 | 132,073 | 107,998 | 68,019 | | | | | |
| **ING EVERGREEN HEALTH SCIENCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.18 | $13.03 | $12.16 | $10.81 | $9.92 | $9.71 | | | |
| Value at end of period | $10.88 | $9.18 | $13.03 | $12.16 | $10.81 | $9.92 | | | |
| Number of accumulation units outstanding at end of period | 40,888 | 30,620 | 34,967 | 35,056 | 34,582 | 24,849 | | | |
| **ING EVERGREEN OMEGA PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.86 | $12.39 | $11.24 | $10.78 | $10.50 | $10.38 | | | |
| Value at end of period | $12.47 | $8.86 | $12.39 | $11.24 | $10.78 | $10.50 | | | |
| Number of accumulation units outstanding at end of period | 41,256 | 12,692 | 15,969 | 21,334 | 22,424 | 3,737 | | | |
| **ING FMR$^{SM}$ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.03 | $15.03 | $13.29 | $12.03 | $11.10 | | | | |
| Value at end of period | $12.41 | $9.03 | $15.03 | $13.29 | $12.03 | | | | |
| Number of accumulation units outstanding at end of period | 70,175 | 89,067 | 73,707 | 64,750 | 6,637 | | | | |
| **ING FOCUS 5 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | |
| Value at beginning of period | $5.42 | | | | | | | | |
| Value at end of period | $7.25 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,165 | | | | | | | | |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.74 | $11.09 | $10.94 | $9.95 | | | | | |
| Value at end of period | $10.10 | $7.74 | $11.09 | $10.94 | | | | | |
| Number of accumulation units outstanding at end of period | 171,307 | 117,603 | 68,699 | 23,067 | | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $7.31 | $11.90 | $12.71 | | | | | | |
| Value at end of period | $9.13 | $7.31 | $11.90 | | | | | | |
| Number of accumulation units outstanding at end of period | 44,387 | 44,743 | 23,533 | | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $6.11 | $9.62 | $10.17 | | | | | | |
| Value at end of period | $7.86 | $6.11 | $9.62 | | | | | | |
| Number of accumulation units outstanding at end of period | 102,480 | 35,605 | 23,385 | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.31 | $21.14 | $16.06 | $13.40 | $11.13 | | | | |
| Value at end of period | $16.72 | $12.31 | $21.14 | $16.06 | $13.40 | | | | |
| Number of accumulation units outstanding at end of period | 64,615 | 35,473 | 25,885 | 13,542 | 3,088 | | | | |

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.11 | $9.46 | | | | | | | |
| Value at end of period | $7.85 | $6.11 | | | | | | | |
| Number of accumulation units outstanding at end of period | 536,639 | 331,077 | | | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.19 | | | | | | | | |
| Value at end of period | $12.98 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,236 | | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.35 | $11.90 | $11.50 | $10.19 | $9.81 | $9.01 | $7.25 | $9.38 | $10.00 |
| Value at end of period | $8.93 | $7.35 | $11.90 | $11.50 | $10.19 | $9.81 | $9.01 | $7.25 | $9.38 |
| Number of accumulation units outstanding at end of period | 1,722,766 | 741,257 | 625,058 | 142,533 | 136,308 | 183,047 | 108,298 | 46,368 | 7,036 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.69 | $15.75 | $15.16 | $14.06 | $12.85 | $11.18 | $8.58 | $9.90 | $10.00 |
| Value at end of period | $12.57 | $9.69 | $15.75 | $15.16 | $14.06 | $12.85 | $11.18 | $8.58 | $9.90 |
| Number of accumulation units outstanding at end of period | 176,016 | 144,046 | 139,039 | 164,673 | 173,738 | 222,237 | 111,247 | 61,372 | 10,835 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $10.01 | $15.28 | $16.55 | $14.76 | $13.93 | $11.58 | $8.64 | $10.10 | $10.00 |
| Value at end of period | $12.31 | $10.01 | $15.28 | $16.55 | $14.76 | $13.93 | $11.58 | $8.64 | $10.10 |
| Number of accumulation units outstanding at end of period | 115,496 | 98,976 | 106,249 | 115,088 | 136,963 | 184,418 | 108,271 | 45,701 | 6,817 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.76 | $10.81 | $10.36 | $10.11 | $10.12 | | | | |
| Value at end of period | $10.72 | $9.76 | $10.81 | $10.36 | $10.11 | | | | |
| Number of accumulation units outstanding at end of period | 904,122 | 525,103 | 158,394 | 127,687 | 157,185 | | | | |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | |
| Value at beginning of period | $4.91 | | | | | | | | |
| Value at end of period | $7.64 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 42,816 | | | | | | | | |
| **ING JANUS CONTRARIAN PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.59 | $19.03 | $15.94 | $13.12 | $10.99 | | | | |
| Value at end of period | $12.92 | $9.59 | $19.03 | $15.94 | $13.12 | | | | |
| Number of accumulation units outstanding at end of period | 45,752 | 41,308 | 61,495 | 24,458 | 2,361 | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.13 | $25.20 | $18.43 | $13.74 | $10.61 | | | | |
| Value at end of period | $20.54 | $12.13 | $25.20 | $18.43 | $13.74 | | | | |
| Number of accumulation units outstanding at end of period | 39,653 | 27,167 | 19,013 | 9,397 | 4,875 | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.55 | $17.47 | $17.29 | $15.02 | $14.02 | $11.78 | $9.17 | $10.00 | |
| Value at end of period | $14.33 | $11.55 | $17.47 | $17.29 | $15.02 | $14.02 | $11.78 | $9.17 | |
| Number of accumulation units outstanding at end of period | 57,973 | 41,976 | 38,944 | 40,157 | 46,014 | 118,478 | 25,522 | 325 | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $10.25 | $14.82 | $15.26 | $13.25 | $13.63 | $10.41 | $7.85 | $10.00 | |
| Value at end of period | $12.89 | $10.25 | $14.82 | $15.26 | $13.25 | $13.63 | $10.41 | $7.85 | |
| Number of accumulation units outstanding at end of period | 36,908 | 36,111 | 38,065 | 58,061 | 42,521 | 70,555 | 24,875 | 203 | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.09 | $13.51 | $13.95 | $12.84 | $11.69 | $10.82 | $10.00 | | |
| Value at end of period | $10.55 | $8.09 | $13.51 | $13.95 | $12.84 | $11.69 | $10.82 | | |
| Number of accumulation units outstanding at end of period | 15,528 | 18,113 | 9,622 | 9,154 | 5,891 | 23,170 | 6,058 | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $17.62 | $17.42 | $16.81 | $16.26 | $16.02 | $16.08 | $16.16 | $16.13 | $16.02 |
| Value at end of period | $17.46 | $17.62 | $17.42 | $16.81 | $16.26 | $16.02 | $16.08 | $16.16 | $16.13 |
| Number of accumulation units outstanding at end of period | 752,282 | 642,414 | 267,136 | 168,543 | 88,658 | 690,371 | 727,878 | 65,629 | 12,665 |
| **ING LORD ABBETT AFFILIATED PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.40 | $15.01 | $14.60 | $12.57 | $12.07 | $11.20 | | | |
| Value at end of period | $11.03 | $9.40 | $15.01 | $14.60 | $12.57 | $12.07 | | | |
| Number of accumulation units outstanding at end of period | 7,567 | 3,585 | 3,110 | 3,226 | 1,222 | 32,515 | | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.31 | $14.10 | $12.51 | $12.07 | $11.22 | $9.72 | | | |
| Value at end of period | $10.59 | $8.31 | $14.10 | $12.51 | $12.07 | $11.22 | | | |
| Number of accumulation units outstanding at end of period | 16,198 | 11,297 | 7,679 | 7,007 | 5,867 | 409,584 | | | |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.04 | $18.12 | $15.22 | $12.43 | $10.20 | | | | |
| Value at end of period | $12.28 | $9.04 | $18.12 | $15.22 | $12.43 | | | | |
| Number of accumulation units outstanding at end of period | 17,094 | 19,401 | 20,905 | 18,447 | 20,045 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $21.79 | $28.41 | $27.67 | $25.03 | $24.63 | $22.45 | $19.47 | $20.77 | $20.78 |
| Value at end of period | $25.36 | $21.79 | $28.41 | $27.67 | $25.03 | $24.63 | $22.45 | $19.47 | $20.77 |
| Number of accumulation units outstanding at end of period | 180,493 | 147,059 | 136,704 | 138,508 | 160,972 | 618,206 | 634,937 | 58,151 | 22,001 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $11.40 | $18.54 | $14.74 | $11.41 | $10.16 | | | | |
| Value at end of period | $14.95 | $11.40 | $18.54 | $14.74 | $11.41 | | | | |
| Number of accumulation units outstanding at end of period | 65,727 | 44,479 | 47,204 | 37,092 | 44,225 | | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.48 | $10.06 | | | | | | | |
| Value at end of period | $9.03 | $6.48 | | | | | | | |
| Number of accumulation units outstanding at end of period | 14,080 | 2,864 | | | | | | | |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $12.30 | | | | | | | | |
| Value at end of period | $12.95 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 593 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.68 | $14.73 | $14.00 | $12.02 | $10.06 | | | | |
| Value at end of period | $11.97 | $8.68 | $14.73 | $14.00 | $12.02 | | | | |
| Number of accumulation units outstanding at end of period | 53,881 | 47,624 | 49,922 | 53,620 | 61,225 | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $9.86 | $16.78 | $15.98 | $13.76 | $12.30 | $10.83 | $8.32 | $10.00 | |
| Value at end of period | $13.57 | $9.86 | $16.78 | $15.98 | $13.76 | $12.30 | $10.83 | $8.32 | |
| Number of accumulation units outstanding at end of period | 24,951 | 19,445 | 14,957 | 17,307 | 5,335 | 12,981 | 15,201 | 1,343 | |
| **ING OPPORTUNISTIC LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.80 | $10.72 | $10.56 | $9.24 | $8.76 | $8.08 | $6.59 | $9.03 | $10.00 |
| Value at end of period | $7.71 | $6.80 | $10.72 | $10.56 | $9.24 | $8.76 | $8.08 | $6.59 | $9.03 |
| Number of accumulation units outstanding at end of period | 55,685 | 48,304 | 51,237 | 53,567 | 60,118 | 29,256 | 16,703 | 13,742 | 1,857 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.33 | $12.20 | $12.01 | $11.16 | $10.83 | $10.00 | | | |
| Value at end of period | $13.76 | $9.33 | $12.20 | $12.01 | $11.16 | $10.83 | | | |
| Number of accumulation units outstanding at end of period | 115,217 | 105,448 | 154,042 | 161,645 | 145,467 | 585,689 | | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $15.91 | $15.46 | $14.36 | $13.94 | $13.78 | $13.31 | $12.86 | $11.99 | $11.56 |
| Value at end of period | $17.98 | $15.91 | $15.46 | $14.36 | $13.94 | $13.78 | $13.31 | $12.86 | $11.99 |
| Number of accumulation units outstanding at end of period | 444,580 | 340,332 | 283,613 | 235,873 | 228,032 | 488,955 | 336,101 | 104,350 | 24,543 |
| **ING PIONEER FUND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.48 | $13.15 | $12.67 | $10.99 | $10.67 | | | | |
| Value at end of period | $10.39 | $8.48 | $13.15 | $12.67 | $10.99 | | | | |
| Number of accumulation units outstanding at end of period | 37,522 | 42,648 | 52,725 | 27,779 | 29,084 | | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.33 | $12.61 | $12.10 | $10.91 | $10.83 | | | | |
| Value at end of period | $10.29 | $8.33 | $12.61 | $12.10 | $10.91 | | | | |
| Number of accumulation units outstanding at end of period | 53,432 | 31,674 | 30,890 | 18,848 | 65,389 | | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $8.25 | | | | | | | | |
| Value at end of period | $8.32 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 62,442 | | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.22 | | | | | | | | |
| Value at end of period | $9.38 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 532,729 | | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.50 | | | | | | | | |
| Value at end of period | $9.63 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 584,386 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.75 | | | | | | | | |
| Value at end of period | $9.86 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 596,471 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.85 | | | | | | | | |
| Value at end of period | $12.70 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 88,760 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.72 | $10.19 | | | | | | | |
| Value at end of period | $8.19 | $6.72 | | | | | | | |
| Number of accumulation units outstanding at end of period | 68,098 | 1,879 | | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.30 | | | | | | | | |
| Value at end of period | $12.52 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 155,223 | | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $11.51 | | | | | | | | |
| Value at end of period | $13.01 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 15,529 | | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | |
| Value at beginning of period | $6.14 | $9.70 | | | | | | | |
| Value at end of period | $8.47 | $6.14 | | | | | | | |
| Number of accumulation units outstanding at end of period | 16,695 | 112 | | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $6.98 | $10.05 | | | | | | | |
| Value at end of period | $8.71 | $6.98 | | | | | | | |
| Number of accumulation units outstanding at end of period | 17,771 | 11,987 | | | | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.32 | $14.43 | $13.31 | $11.99 | $11.44 | | | | |
| Value at end of period | $12.03 | $9.32 | $14.43 | $13.31 | $11.99 | | | | |
| Number of accumulation units outstanding at end of period | 2,640 | 429 | 261 | 87 | 1,414 | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $7.16 | $10.37 | | | | | | | |
| Value at end of period | $8.99 | $7.16 | | | | | | | |
| Number of accumulation units outstanding at end of period | 69,190 | 44,144 | | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.20 | $12.85 | $12.47 | $11.01 | $10.34 | | | | |
| Value at end of period | $12.10 | $9.20 | $12.85 | $12.47 | $11.01 | | | | |
| Number of accumulation units outstanding at end of period | 322,872 | 274,174 | 205,625 | 183,902 | 58,642 | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.73 | $13.75 | $13.52 | $11.49 | $11.20 | $9.72 | | | |
| Value at end of period | $10.78 | $8.73 | $13.75 | $13.52 | $11.49 | $11.20 | | | |
| Number of accumulation units outstanding at end of period | 95,006 | 60,535 | 44,755 | 41,092 | 81,038 | 201,213 | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $5.80 | $10.18 | $10.13 | | | | | | |
| Value at end of period | $8.16 | $5.80 | $10.18 | | | | | | |
| Number of accumulation units outstanding at end of period | 13,894 | 6,831 | 9,337 | | | | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during August 2006) | | | | | | | | | |
| Value at beginning of period | $7.47 | $12.74 | $11.20 | $9.84 | | | | | |
| Value at end of period | $9.73 | $7.47 | $12.74 | $11.20 | | | | | |
| Number of accumulation units outstanding at end of period | 37,324 | 29,475 | 11,839 | 629 | | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.35 | $14.01 | $13.86 | $11.51 | $11.10 | | | | |
| Value at end of period | $10.91 | $8.35 | $14.01 | $13.86 | $11.51 | | | | |
| Number of accumulation units outstanding at end of period | 16,285 | 12,842 | 15,493 | 5,595 | 37 | | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.32 | $10.62 | $10.03 | $8.69 | $8.67 | $7.78 | $6.15 | $8.92 | $10.00 |
| Value at end of period | $9.03 | $6.32 | $10.62 | $10.03 | $8.69 | $8.67 | $7.78 | $6.15 | $8.92 |
| Number of accumulation units outstanding at end of period | 41,385 | 38,522 | 37,516 | 40,267 | 42,470 | 51,794 | 29,934 | 24,353 | 8,089 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $10.21 | $9.99 | | | | | | | |
| Value at end of period | $10.64 | $10.21 | | | | | | | |
| Number of accumulation units outstanding at end of period | 45,144 | 10,309 | | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.02 | $13.54 | $13.59 | $12.04 | $11.18 | $10.16 | | | |
| Value at end of period | $10.42 | $8.02 | $13.54 | $13.59 | $12.04 | $11.18 | | | |
| Number of accumulation units outstanding at end of period | 616 | 623 | 1,116 | 1,050 | 2,359 | 14,300 | | | |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.68 | $13.83 | $14.34 | $12.53 | $12.26 | $10.64 | $8.31 | $10.00 | |
| Value at end of period | $11.01 | $8.68 | $13.83 | $14.34 | $12.53 | $12.26 | $10.64 | $8.31 | |
| Number of accumulation units outstanding at end of period | 97,171 | 89,234 | 84,982 | 91,818 | 96,105 | 156,846 | 62,665 | 4,430 | |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.29 | $12.31 | $12.07 | $10.87 | $10.41 | | | | |
| Value at end of period | $11.22 | $9.29 | $12.31 | $12.07 | $10.87 | | | | |
| Number of accumulation units outstanding at end of period | 89,493 | 72,567 | 18,262 | 14,289 | 8,367 | | | | |
| **ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.76 | $13.84 | $12.77 | $10.66 | $10.06 | | | | |
| Value at end of period | $12.42 | $9.76 | $13.84 | $12.77 | $10.66 | | | | |
| Number of accumulation units outstanding at end of period | 38,389 | 26,050 | 16,908 | 11,266 | 7,026 | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.64 | $12.91 | $12.74 | $11.13 | $10.52 | | | | |
| Value at end of period | $10.57 | $8.64 | $12.91 | $12.74 | $11.13 | | | | |
| Number of accumulation units outstanding at end of period | 111,062 | 89,090 | 99,108 | 101,779 | 24,706 | | | | |
| **ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2006) | | | | | | | | | |
| Value at beginning of period | $7.25 | $10.92 | $11.48 | $10.33 | | | | | |
| Value at end of period | $9.31 | $7.25 | $10.92 | $11.48 | | | | | |
| Number of accumulation units outstanding at end of period | 3,073 | 2,166 | 1,575 | 347 | | | | | |
| **ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $6.18 | | | | | | | | |
| Value at end of period | $7.73 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,783 | | | | | | | | |
| **PROFUND VP BULL** | | | | | | | | | |
| (Fund first available during March 2004) | | | | | | | | | |
| Value at beginning of period | $6.38 | $10.37 | $10.14 | $9.04 | $8.91 | $8.27 | | | |
| Value at end of period | $7.84 | $6.38 | $10.37 | $10.14 | $9.04 | $8.91 | | | |
| Number of accumulation units outstanding at end of period | 1,580 | 921 | 1,043 | 1,154 | 1,273 | 44,221 | | | |
| **PROFUND VP EUROPE 30** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $7.27 | $13.15 | $11.62 | $10.01 | $9.38 | $8.31 | $6.07 | | |
| Value at end of period | $9.50 | $7.27 | $13.15 | $11.62 | $10.01 | $9.38 | $8.31 | | |
| Number of accumulation units outstanding at end of period | 266 | 161 | 161 | 244 | 245 | 4,239 | 8,463 | | |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | |
| Value at beginning of period | $4.68 | $7.64 | $8.16 | $7.50 | $8.25 | $9.37 | $10.00 | | |
| Value at end of period | $6.11 | $4.68 | $7.64 | $8.16 | $7.50 | $8.25 | $9.37 | | |
| Number of accumulation units outstanding at end of period | 8,768 | 7,020 | 6,770 | 6,684 | 14,804 | 37,895 | 6,934 | | |

## Separate Account Annual Charges of 1.40%

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. LEISURE FUND** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $7.87 | $14.01 | $14.33 | $11.66 | $11.97 | $10.71 | $8.44 | $10.00 | |
| Value at end of period | $10.30 | $7.87 | $14.01 | $14.33 | $11.66 | $11.97 | $10.71 | $8.44 | |
| Number of accumulation units outstanding at end of period | 393 | 404 | 427 | 934 | 908 | 510,227 | 355,401 | 767 | |
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | |
| Value at beginning of period | $7.99 | $9.35 | | | | | | | |
| Value at end of period | $9.53 | $7.99 | | | | | | | |
| Number of accumulation units outstanding at end of period | 11,162 | 219 | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.10 | $12.85 | $13.37 | $11.36 | $10.59 | | | | |
| Value at end of period | $11.21 | $9.10 | $12.85 | $13.37 | $11.36 | | | | |
| Number of accumulation units outstanding at end of period | 3,249 | 1,153 | 562 | 674 | 1,965 | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $10.25 | $18.15 | $15.69 | $14.28 | $12.42 | $10.93 | $8.65 | $9.71 | $10.00 |
| Value at end of period | $13.70 | $10.25 | $18.15 | $15.69 | $14.28 | $12.42 | $10.93 | $8.65 | $9.71 |
| Number of accumulation units outstanding at end of period | 88,501 | 83,419 | 81,584 | 77,598 | 64,722 | 52,998 | 24,049 | 17,281 | 309 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.63 | $13.54 | $13.56 | $11.47 | $11.02 | $10.04 | $7.83 | $9.59 | $10.00 |
| Value at end of period | $9.78 | $7.63 | $13.54 | $13.56 | $11.47 | $11.02 | $10.04 | $7.83 | $9.59 |
| Number of accumulation units outstanding at end of period | 30,160 | 27,415 | 36,598 | 35,232 | 35,874 | 3,098,913 | 2,275,054 | 26,357 | 6,165 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | |
| Value at beginning of period | $6.71 | | | | | | | | |
| Value at end of period | $8.75 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 28,821 | | | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $9.01 | $9.83 | | | | | | | |
| Value at end of period | $9.96 | $9.01 | | | | | | | |
| Number of accumulation units outstanding at end of period | 24,774 | 18,338 | | | | | | | |
| **ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.76 | $14.38 | $13.96 | $12.35 | $11.90 | $10.99 | $10.00 | | |
| Value at end of period | $11.28 | $8.76 | $14.38 | $13.96 | $12.35 | $11.90 | $10.99 | | |
| Number of accumulation units outstanding at end of period | 169,396 | 131,221 | 130,735 | 108,123 | 99,355 | 6,533,086 | 1,032,491 | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.87 | $16.14 | $14.65 | $13.55 | $11.89 | $10.77 | $10.00 | | |
| Value at end of period | $12.13 | $8.87 | $16.14 | $14.65 | $13.55 | $11.89 | $10.77 | | |
| Number of accumulation units outstanding at end of period | 249,483 | 147,895 | 105,848 | 92,955 | 64,304 | 9,535,997 | 1,647,654 | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $12.63 | $22.26 | $18.91 | $16.20 | $13.59 | $11.62 | $10.00 | | |
| Value at end of period | $17.73 | $12.63 | $22.26 | $18.91 | $16.20 | $13.59 | $11.62 | | |
| Number of accumulation units outstanding at end of period | 76,634 | 61,743 | 56,718 | 49,787 | 29,719 | 3,147,004 | 589,077 | | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | |
| Value at beginning of period | $12.49 | | | | | | | | |
| Value at end of period | $13.09 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 741 | | | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.44 | $20.58 | $17.92 | $14.07 | $12.37 | $10.64 | $8.22 | $10.00 | |
| Value at end of period | $13.56 | $11.44 | $20.58 | $17.92 | $14.07 | $12.37 | $10.64 | $8.22 | |
| Number of accumulation units outstanding at end of period | 74,033 | 68,866 | 63,529 | 58,300 | 14,888 | 1,748,507 | 506,335 | 0 | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.58 | $13.08 | $12.51 | $11.00 | $10.50 | | | | |
| Value at end of period | $10.10 | $7.58 | $13.08 | $12.51 | $11.00 | | | | |
| Number of accumulation units outstanding at end of period | 45,984 | 7,813 | 8,929 | 7,552 | 3,177 | | | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $9.99 | | | | | | | | |
| Value at end of period | $10.59 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 16,845 | | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.77 | $12.93 | $12.29 | $11.63 | $10.90 | | | | |
| Value at end of period | $9.97 | $7.77 | $12.93 | $12.29 | $11.63 | | | | |
| Number of accumulation units outstanding at end of period | 23,686 | 17,818 | 16,009 | 16,706 | 15,659 | | | | |
| **ING BLACKROCK LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | |
| Value at beginning of period | $8.41 | $8.05 | | | | | | | |
| Value at end of period | $9.36 | $8.41 | | | | | | | |
| Number of accumulation units outstanding at end of period | 300 | 582 | | | | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $6.50 | $8.50 | | | | | | | |
| Value at end of period | $9.78 | $6.50 | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,608 | 1,368 | | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2006) | | | | | | | | | |
| Value at beginning of period | $7.21 | $12.45 | $13.62 | $10.85 | | | | | |
| Value at end of period | $9.49 | $7.21 | $12.45 | $13.62 | | | | | |
| Number of accumulation units outstanding at end of period | 7,874 | 5,831 | 4,020 | 1,033 | | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $10.68 | $17.62 | $21.73 | $16.01 | $13.90 | $11.06 | | | |
| Value at end of period | $14.31 | $10.68 | $17.62 | $21.73 | $16.01 | $13.90 | | | |
| Number of accumulation units outstanding at end of period | 10,939 | 7,429 | 6,673 | 7,920 | 5,686 | 1,657,594 | | | |
| **ING COLUMBIA SMALL CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2006) | | | | | | | | | |
| Value at beginning of period | $6.63 | $10.21 | $10.05 | $9.07 | | | | | |
| Value at end of period | $8.16 | $6.63 | $10.21 | $10.05 | | | | | |
| Number of accumulation units outstanding at end of period | 9,117 | 7,887 | 5,719 | 4,461 | | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $6.85 | $11.43 | $11.13 | $10.44 | | | | | |
| Value at end of period | $8.89 | $6.85 | $11.43 | $11.13 | | | | | |
| Number of accumulation units outstanding at end of period | 41,389 | 33,135 | 36,188 | 16,886 | | | | | |
| **ING EVERGREEN HEALTH SCIENCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during October 2004) | | | | | | | | | |
| Value at beginning of period | $9.11 | $12.96 | $12.11 | $10.78 | $9.91 | $8.79 | | | |
| Value at end of period | $10.79 | $9.11 | $12.96 | $12.11 | $10.78 | $9.91 | | | |
| Number of accumulation units outstanding at end of period | 49,439 | 15,758 | 11,831 | 13,501 | 9,564 | 332,663 | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING EVERGREEN OMEGA PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.80 | $12.32 | $11.19 | $10.75 | $10.49 | | | | |
| Value at end of period | $12.36 | $8.80 | $12.32 | $11.19 | $10.75 | | | | |
| Number of accumulation units outstanding at end of period | 7,962 | 6,975 | 6,988 | 8,028 | 5,873 | | | | |
| **ING FMR$^{SM}$ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.98 | $14.97 | $13.26 | $12.02 | $10.47 | | | | |
| Value at end of period | $12.32 | $8.98 | $14.97 | $13.26 | $12.02 | | | | |
| Number of accumulation units outstanding at end of period | 24,094 | 8,029 | 8,300 | 7,206 | 4,725 | | | | |
| **ING FOCUS 5 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | |
| Value at beginning of period | $6.02 | $9.31 | | | | | | | |
| Value at end of period | $7.23 | $6.02 | | | | | | | |
| Number of accumulation units outstanding at end of period | 796 | 628 | | | | | | | |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.71 | $11.06 | $10.93 | $9.95 | | | | | |
| Value at end of period | $10.04 | $7.71 | $11.06 | $10.93 | | | | | |
| Number of accumulation units outstanding at end of period | 97,744 | 58,223 | 48,877 | 13,034 | | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | |
| Value at beginning of period | $7.29 | $11.89 | $12.57 | | | | | | |
| Value at end of period | $9.10 | $7.29 | $11.89 | | | | | | |
| Number of accumulation units outstanding at end of period | 67,184 | 24,591 | 24,071 | | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | |
| Value at beginning of period | $6.09 | $9.61 | $9.73 | | | | | | |
| Value at end of period | $7.83 | $6.09 | $9.61 | | | | | | |
| Number of accumulation units outstanding at end of period | 19,434 | 9,062 | 1,720 | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.24 | $21.05 | $16.02 | $13.38 | $13.19 | | | | |
| Value at end of period | $16.60 | $12.24 | $21.05 | $16.02 | $13.38 | | | | |
| Number of accumulation units outstanding at end of period | 41,375 | 33,553 | 19,986 | 19,309 | 12,920 | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $6.10 | $9.29 | | | | | | | |
| Value at end of period | $7.82 | $6.10 | | | | | | | |
| Number of accumulation units outstanding at end of period | 234,734 | 155,059 | | | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | |
| Value at beginning of period | $12.52 | | | | | | | | |
| Value at end of period | $12.96 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 766 | | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.27 | $11.78 | $11.40 | $10.12 | $9.76 | $8.98 | $7.24 | $9.38 | $10.00 |
| Value at end of period | $8.82 | $7.27 | $11.78 | $11.40 | $10.12 | $9.76 | $8.98 | $7.24 | $9.38 |
| Number of accumulation units outstanding at end of period | 896,827 | 276,746 | 196,754 | 62,774 | 65,452 | 1,431,006 | 494,773 | 34,433 | 24,809 |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS MIDCAP PORTFOLIO** (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.58 | $15.60 | $15.03 | $13.97 | $12.78 | $11.14 | $8.56 | $9.89 | $10.00 |
| Value at end of period | $12.41 | $9.58 | $15.60 | $15.03 | $13.97 | $12.78 | $11.14 | $8.56 | $9.89 |
| Number of accumulation units outstanding at end of period | 65,857 | 48,887 | 57,984 | 63,191 | 68,278 | 437,111 | 33,407 | 19,211 | 3,276 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.89 | $15.13 | $16.41 | $14.66 | $13.85 | $11.54 | $8.62 | $10.09 | $10.00 |
| Value at end of period | $12.15 | $9.89 | $15.13 | $16.41 | $14.66 | $13.85 | $11.54 | $8.62 | $10.09 |
| Number of accumulation units outstanding at end of period | 50,749 | 44,400 | 44,495 | 45,794 | 49,912 | 424,131 | 23,184 | 8,401 | 795 |
| **ING INTERMEDIATE BOND PORTFOLIO** (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.70 | $10.77 | $10.33 | $10.10 | $9.99 | | | | |
| Value at end of period | $10.64 | $9.70 | $10.77 | $10.33 | $10.10 | | | | |
| Number of accumulation units outstanding at end of period | 453,015 | 173,035 | 27,908 | 10,449 | 1,841 | | | | |
| **ING INTERNATIONAL INDEX PORTFOLIO** (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $7.04 | | | | | | | | |
| Value at end of period | $7.62 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 21,736 | | | | | | | | |
| **ING JANUS CONTRARIAN PORTFOLIO** (Fund first available during November 2004) | | | | | | | | | |
| Value at beginning of period | $9.52 | $18.92 | $15.88 | $13.09 | $11.48 | $10.83 | | | |
| Value at end of period | $12.80 | $9.52 | $18.92 | $15.88 | $13.09 | $11.48 | | | |
| Number of accumulation units outstanding at end of period | 26,987 | 15,983 | 12,733 | 1,145 | 846 | 778,230 | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.06 | $25.10 | $18.38 | $13.73 | $10.03 | | | | |
| Value at end of period | $20.40 | $12.06 | $25.10 | $18.38 | $13.73 | | | | |
| Number of accumulation units outstanding at end of period | 39,701 | 31,307 | 33,485 | 30,591 | 5,526 | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.43 | $17.32 | $17.17 | $14.94 | $13.97 | $11.75 | $9.16 | $10.00 | |
| Value at end of period | $14.17 | $11.43 | $17.32 | $17.17 | $14.94 | $13.97 | $11.75 | $9.16 | |
| Number of accumulation units outstanding at end of period | 11,303 | 8,503 | 11,300 | 11,613 | 17,028 | 23,126 | 4,935 | 872 | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $10.14 | $14.69 | $15.15 | $13.18 | $13.63 | $10.38 | $7.85 | $10.00 | |
| Value at end of period | $12.74 | $10.14 | $14.69 | $15.15 | $13.18 | $13.63 | $10.38 | $7.85 | |
| Number of accumulation units outstanding at end of period | 43,266 | 11,046 | 11,325 | 14,363 | 8,669 | 1,519,167 | 824,986 | 75 | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** (Fund first available during February 2004) | | | | | | | | | |
| Value at beginning of period | $8.03 | $13.42 | $13.88 | $12.79 | $11.67 | $11.55 | | | |
| Value at end of period | $10.45 | $8.03 | $13.42 | $13.88 | $12.79 | $11.67 | | | |
| Number of accumulation units outstanding at end of period | 2,129 | 4,909 | 5,002 | 3,037 | 2,953 | 1,127,028 | | | |
| **ING LIQUID ASSETS PORTFOLIO** (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $17.09 | $16.92 | $16.35 | $15.85 | $15.64 | $15.71 | $15.82 | $15.82 | $15.72 |
| Value at end of period | $16.91 | $17.09 | $16.92 | $16.35 | $15.85 | $15.64 | $15.71 | $15.82 | $15.82 |
| Number of accumulation units outstanding at end of period | 404,584 | 262,305 | 62,353 | 50,440 | 18,761 | 5,672,311 | 7,879,356 | 17,952 | 18,061 |

CFI 22

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING LORD ABBETT AFFILIATED PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.32 | $14.91 | $14.52 | $12.52 | $12.04 | $11.19 | | | |
| Value at end of period | $10.92 | $9.32 | $14.91 | $14.52 | $12.52 | $12.04 | | | |
| Number of accumulation units outstanding at end of period | 3,174 | 2,103 | 2,605 | 935 | 551 | 1,504,119 | | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2004) | | | | | | | | | |
| Value at beginning of period | $8.25 | $14.02 | $12.46 | $12.04 | $11.21 | $9.87 | | | |
| Value at end of period | $10.49 | $8.25 | $14.02 | $12.46 | $12.04 | $11.21 | | | |
| Number of accumulation units outstanding at end of period | 11,741 | 9,832 | 8,699 | 7,352 | 5,381 | 10,491,049 | | | |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.99 | $18.05 | $15.18 | $12.42 | $10.80 | | | | |
| Value at end of period | $12.19 | $8.99 | $18.05 | $15.18 | $12.42 | | | | |
| Number of accumulation units outstanding at end of period | 11,194 | 4,958 | 4,708 | 2,035 | 2,372 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $21.32 | $27.85 | $27.16 | $24.60 | $24.25 | $22.13 | $19.23 | $20.55 | $20.57 |
| Value at end of period | $24.78 | $21.32 | $27.85 | $27.16 | $24.60 | $24.25 | $22.13 | $19.23 | $20.55 |
| Number of accumulation units outstanding at end of period | 65,860 | 40,364 | 45,530 | 46,998 | 50,575 | 8,667,716 | 9,215,693 | 20,972 | 4,628 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $11.34 | $18.46 | $14.70 | $11.40 | $10.16 | | | | |
| Value at end of period | $14.85 | $11.34 | $18.46 | $14.70 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 33,320 | 13,452 | 7,341 | 5,360 | 6,494 | | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.48 | $10.06 | | | | | | | |
| Value at end of period | $9.00 | $6.48 | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,219 | 3,183 | | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.64 | $14.67 | $13.97 | $12.00 | $10.06 | | | | |
| Value at end of period | $11.88 | $8.64 | $14.67 | $13.97 | $12.00 | | | | |
| Number of accumulation units outstanding at end of period | 20,243 | 6,982 | 8,636 | 9,297 | 10,741 | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $9.76 | $16.64 | $15.87 | $13.68 | $12.25 | $10.80 | $8.31 | $10.00 | |
| Value at end of period | $13.41 | $9.76 | $16.64 | $15.87 | $13.68 | $12.25 | $10.80 | $8.31 | |
| Number of accumulation units outstanding at end of period | 15,715 | 11,107 | 10,016 | 5,890 | 2,845 | 3,413 | 2,345 | 0 | |
| **ING OPPORTUNISTIC LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.72 | $10.62 | $10.48 | $9.18 | $8.72 | $8.05 | $6.57 | $9.02 | $10.00 |
| Value at end of period | $7.61 | $6.72 | $10.62 | $10.48 | $9.18 | $8.72 | $8.05 | $6.57 | $9.02 |
| Number of accumulation units outstanding at end of period | 17,761 | 21,696 | 27,497 | 30,472 | 31,204 | 10,007 | 9,651 | 4,228 | 0 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.26 | $12.13 | $11.96 | $11.13 | $10.82 | $10.00 | | | |
| Value at end of period | $13.64 | $9.26 | $12.13 | $11.96 | $11.13 | $10.82 | | | |
| Number of accumulation units outstanding at end of period | 77,167 | 62,594 | 71,693 | 88,969 | 86,010 | 9,413,696 | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $15.57 | $15.15 | $14.10 | $13.71 | $13.57 | $13.12 | $12.70 | $11.86 | $11.44 |
| Value at end of period | $17.56 | $15.57 | $15.15 | $14.10 | $13.71 | $13.57 | $13.12 | $12.70 | $11.86 |
| Number of accumulation units outstanding at end of period | 143,873 | 99,573 | 66,987 | 75,799 | 71,347 | 5,917,199 | 5,369,915 | 78,978 | 7,501 |
| **ING PIONEER FUND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.43 | $13.09 | $12.64 | $10.98 | $10.82 | | | | |
| Value at end of period | $10.32 | $8.43 | $13.09 | $12.64 | $10.98 | | | | |
| Number of accumulation units outstanding at end of period | 14,657 | 9,198 | 10,087 | 11,538 | 11,607 | | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.28 | $12.56 | $12.07 | $10.90 | $10.92 | | | | |
| Value at end of period | $10.22 | $8.28 | $12.56 | $12.07 | $10.90 | | | | |
| Number of accumulation units outstanding at end of period | 78,711 | 5,299 | 4,262 | 3,211 | 1,030 | | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $8.25 | | | | | | | | |
| Value at end of period | $8.32 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 25,678 | | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.22 | | | | | | | | |
| Value at end of period | $9.37 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 276,321 | | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.49 | | | | | | | | |
| Value at end of period | $9.63 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 266,146 | | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.75 | | | | | | | | |
| Value at end of period | $9.86 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 132,100 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.84 | | | | | | | | |
| Value at end of period | $12.69 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 23,575 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $6.96 | | | | | | | | |
| Value at end of period | $8.17 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 43,873 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.64 | | | | | | | | |
| Value at end of period | $12.51 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 49,776 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $11.57 | | | | | | | | |
| Value at end of period | $13.00 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,073 | | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | |
| Value at beginning of period | $5.73 | | | | | | | | |
| Value at end of period | $8.45 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,122 | | | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.97 | $10.32 | | | | | | | |
| Value at end of period | $8.69 | $6.97 | | | | | | | |
| Number of accumulation units outstanding at end of period | 6,351 | 2,003 | | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.27 | $14.37 | $13.27 | $11.98 | $12.08 | | | | |
| Value at end of period | $11.94 | $9.27 | $14.37 | $13.27 | $11.98 | | | | |
| Number of accumulation units outstanding at end of period | 595 | 685 | 597 | 598 | 149 | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $7.15 | $10.45 | | | | | | | |
| Value at end of period | $8.97 | $7.15 | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,903 | 1,200 | | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.15 | $12.80 | $12.43 | $11.00 | $10.34 | | | | |
| Value at end of period | $12.02 | $9.15 | $12.80 | $12.43 | $11.00 | | | | |
| Number of accumulation units outstanding at end of period | 120,656 | 69,538 | 63,214 | 22,003 | 10,149 | | | | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during August 2004) | | | | | | | | | |
| Value at beginning of period | $8.67 | $13.68 | $13.46 | $11.46 | $11.19 | $9.99 | | | |
| Value at end of period | $10.69 | $8.67 | $13.68 | $13.46 | $11.46 | $11.19 | | | |
| Number of accumulation units outstanding at end of period | 58,829 | 34,423 | 32,570 | 29,220 | 27,194 | 4,187,985 | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | |
| Value at beginning of period | $5.78 | $10.17 | $9.91 | | | | | | |
| Value at end of period | $8.13 | $5.78 | $10.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 9,175 | 0 | 245 | | | | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2006) | | | | | | | | | |
| Value at beginning of period | $7.44 | $12.71 | $11.18 | $9.54 | | | | | |
| Value at end of period | $9.67 | $7.44 | $12.71 | $11.18 | | | | | |
| Number of accumulation units outstanding at end of period | 24,871 | 18,724 | 9,088 | 2,826 | | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $8.30 | $13.96 | $13.82 | $12.75 | | | | | |
| Value at end of period | $10.83 | $8.30 | $13.96 | $13.82 | | | | | |
| Number of accumulation units outstanding at end of period | 22,195 | 15,415 | 17,354 | 5,067 | | | | | |

**Condensed Financial Information (continued)**

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.25 | $10.52 | $9.95 | $8.63 | $8.62 | $7.75 | $6.13 | $8.91 | $10.00 |
| Value at end of period | $8.92 | $6.25 | $10.52 | $9.95 | $8.63 | $8.62 | $7.75 | $6.13 | $8.91 |
| Number of accumulation units outstanding at end of period | 17,215 | 10,423 | 12,598 | 17,254 | 17,291 | 16,935 | 16,465 | 9,184 | 2,330 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $10.20 | $9.98 | | | | | | | |
| Value at end of period | $10.61 | $10.20 | | | | | | | |
| Number of accumulation units outstanding at end of period | 17,537 | 6,184 | | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $7.97 | $13.47 | $13.53 | $12.01 | $11.17 | $10.99 | | | |
| Value at end of period | $10.33 | $7.97 | $13.47 | $13.53 | $12.01 | $11.17 | | | |
| Number of accumulation units outstanding at end of period | 2,194 | 7,341 | 6,204 | 19,341 | 503 | 227 | | | |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.59 | $13.72 | $14.24 | $12.46 | $12.21 | $10.61 | $8.30 | $10.00 | |
| Value at end of period | $10.89 | $8.59 | $13.72 | $14.24 | $12.46 | $12.21 | $10.61 | $8.30 | |
| Number of accumulation units outstanding at end of period | 24,046 | 22,912 | 27,653 | 27,291 | 24,879 | 1,370,657 | 535,743 | 109 | |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.24 | $12.26 | $12.04 | $10.86 | $10.55 | | | | |
| Value at end of period | $11.14 | $9.24 | $12.26 | $12.04 | $10.86 | | | | |
| Number of accumulation units outstanding at end of period | 30,726 | 23,211 | 4,143 | 2,673 | 996 | | | | |
| **ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.71 | $13.78 | $12.74 | $10.65 | $10.23 | | | | |
| Value at end of period | $12.34 | $9.71 | $13.78 | $12.74 | $10.65 | | | | |
| Number of accumulation units outstanding at end of period | 16,031 | 4,898 | 4,892 | 2,674 | 536 | | | | |
| **ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.59 | $12.86 | $12.71 | $11.11 | $10.38 | | | | |
| Value at end of period | $10.50 | $8.59 | $12.86 | $12.71 | $11.11 | | | | |
| Number of accumulation units outstanding at end of period | 55,575 | 9,960 | 7,943 | 3,670 | 2,254 | | | | |
| **ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO** | | | | | | | | | |
| (Fund first available during August 2006) | | | | | | | | | |
| Value at beginning of period | $7.21 | $10.88 | $11.46 | $10.35 | | | | | |
| Value at end of period | $9.25 | $7.21 | $10.88 | $11.46 | | | | | |
| Number of accumulation units outstanding at end of period | 677 | 677 | 1,544 | 1,423 | | | | | |
| **ING WISDOM TREE^SM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | |
| Value at beginning of period | $4.68 | | | | | | | | |
| Value at end of period | $7.71 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,908 | | | | | | | | |
| **PROFUND VP BULL** | | | | | | | | | |
| (Fund first available during March 2004) | | | | | | | | | |
| Value at beginning of period | $6.31 | $10.27 | $10.06 | $8.97 | $8.86 | $8.55 | | | |
| Value at end of period | $7.74 | $6.31 | $10.27 | $10.06 | $8.97 | $8.86 | | | |
| Number of accumulation units outstanding at end of period | 116 | 117 | 2,890 | 3,081 | 3,290 | 1,756,560 | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **PROFUND VP EUROPE 30** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $7.19 | $13.01 | $11.52 | $9.94 | $9.33 | $8.28 | $10.00 | | |
| Value at end of period | $9.37 | $7.19 | $13.01 | $11.52 | $9.94 | $9.33 | $8.28 | | |
| Number of accumulation units outstanding at end of period | 742 | 307 | 3,077 | 4,022 | 4,230 | 526,719 | 648,934 | | |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | |
| Value at beginning of period | $4.64 | $7.59 | $8.12 | $7.47 | $8.23 | $9.37 | $10.00 | | |
| Value at end of period | $6.05 | $4.64 | $7.59 | $8.12 | $7.47 | $8.23 | $9.37 | | |
| Number of accumulation units outstanding at end of period | 6,577 | 6,805 | 1,130 | 1,878 | 2,066 | 834,452 | 98,866 | | |

## Separate Account Annual Charges of 1.45%

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. LEISURE FUND** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $7.84 | $13.97 | $14.30 | $11.64 | $11.95 | $10.70 | $8.44 | $10.00 | |
| Value at end of period | $10.26 | $7.84 | $13.97 | $14.30 | $11.64 | $11.95 | $10.70 | $8.44 | |
| Number of accumulation units outstanding at end of period | 9,074 | 16,490 | 35,176 | 44,791 | 57,976 | 840,926 | 567,796 | 4,265 | |
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $7.99 | $10.15 | | | | | | | |
| Value at end of period | $9.52 | $7.99 | | | | | | | |
| Number of accumulation units outstanding at end of period | 68,053 | 144,331 | | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.08 | $12.83 | $13.36 | $11.36 | $10.17 | | | | |
| Value at end of period | $11.19 | $9.08 | $12.83 | $13.36 | $11.36 | | | | |
| Number of accumulation units outstanding at end of period | 11,584 | 21,384 | 35,522 | 53,854 | 101,863 | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $10.21 | $18.09 | $15.65 | $14.25 | $12.39 | $10.92 | $8.64 | $9.70 | $10.00 |
| Value at end of period | $13.64 | $10.21 | $18.09 | $15.65 | $14.25 | $12.39 | $10.92 | $8.64 | $9.70 |
| Number of accumulation units outstanding at end of period | 464,909 | 940,563 | 1,262,198 | 1,184,613 | 947,105 | 714,836 | 364,622 | 141,706 | 23,738 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.60 | $13.49 | $13.52 | $11.44 | $11.00 | $10.03 | $7.83 | $9.59 | $10.00 |
| Value at end of period | $9.73 | $7.60 | $13.49 | $13.52 | $11.44 | $11.00 | $10.03 | $7.83 | $9.59 |
| Number of accumulation units outstanding at end of period | 232,220 | 408,019 | 628,695 | 626,432 | 505,609 | 3,518,649 | 2,445,416 | 178,215 | 99,509 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $7.19 | $10.07 | | | | | | | |
| Value at end of period | $8.74 | $7.19 | | | | | | | |
| Number of accumulation units outstanding at end of period | 14,508 | 24,539 | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $9.00 | $10.15 | | | | | | | |
| Value at end of period | $9.95 | $9.00 | | | | | | | |
| Number of accumulation units outstanding at end of period | 135,712 | 133,576 | | | | | | | |
| **ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.74 | $14.35 | $13.94 | $12.34 | $11.89 | $10.99 | $10.00 | | |
| Value at end of period | $11.25 | $8.74 | $14.35 | $13.94 | $12.34 | $11.89 | $10.99 | | |
| Number of accumulation units outstanding at end of period | 731,201 | 1,072,823 | 1,205,340 | 1,274,710 | 1,103,900 | 8,147,136 | 1,348,350 | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.84 | $16.11 | $14.62 | $13.53 | $11.88 | $10.77 | $10.00 | | |
| Value at end of period | $12.09 | $8.84 | $16.11 | $14.62 | $13.53 | $11.88 | $10.77 | | |
| Number of accumulation units outstanding at end of period | 758,610 | 1,268,127 | 1,559,666 | 1,576,120 | 1,198,712 | 10,547,830 | 1,864,132 | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $12.60 | $22.21 | $18.88 | $16.19 | $13.58 | $11.62 | $10.00 | | |
| Value at end of period | $17.67 | $12.60 | $22.21 | $18.88 | $16.19 | $13.58 | $11.62 | | |
| Number of accumulation units outstanding at end of period | 394,385 | 614,422 | 874,834 | 707,034 | 558,732 | 3,292,334 | 641,852 | | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.83 | | | | | | | | |
| Value at end of period | $13.09 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,397 | | | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.40 | $20.52 | $17.88 | $14.04 | $12.35 | $10.63 | $8.22 | $10.00 | |
| Value at end of period | $13.51 | $11.40 | $20.52 | $17.88 | $14.04 | $12.35 | $10.63 | $8.22 | |
| Number of accumulation units outstanding at end of period | 210,109 | 419,809 | 674,542 | 526,369 | 326,789 | 2,654,772 | 502,551 | 1,123 | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.56 | $13.06 | $12.49 | $11.00 | $10.08 | | | | |
| Value at end of period | $10.08 | $7.56 | $13.06 | $12.49 | $11.00 | | | | |
| Number of accumulation units outstanding at end of period | 120,965 | 160,694 | 219,815 | 153,972 | 111,724 | | | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $9.97 | | | | | | | | |
| Value at end of period | $10.58 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 168,892 | | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.75 | $12.91 | $12.28 | $11.63 | $10.89 | | | | |
| Value at end of period | $9.95 | $7.75 | $12.91 | $12.28 | $11.63 | | | | |
| Number of accumulation units outstanding at end of period | 31,648 | 57,851 | 95,842 | 94,904 | 54,674 | | | | |
| **ING BLACKROCK LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.40 | $13.18 | $12.82 | $11.18 | $10.63 | | | | |
| Value at end of period | $9.34 | $8.40 | $13.18 | $12.82 | $11.18 | | | | |
| Number of accumulation units outstanding at end of period | 9,052 | 12,955 | 24,148 | 16,965 | 8,685 | | | | |

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.50 | $9.99 | | | | | | | |
| Value at end of period | $9.78 | $6.50 | | | | | | | |
| Number of accumulation units outstanding at end of period | 168,045 | 189,036 | | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.20 | $12.44 | $13.62 | $11.04 | | | | | |
| Value at end of period | $9.47 | $7.20 | $12.44 | $13.62 | | | | | |
| Number of accumulation units outstanding at end of period | 25,116 | 76,035 | 106,326 | 58,581 | | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $10.66 | $17.59 | $21.70 | $16.00 | $13.90 | $10.06 | | | |
| Value at end of period | $14.27 | $10.66 | $17.59 | $21.70 | $16.00 | $13.90 | | | |
| Number of accumulation units outstanding at end of period | 47,214 | 95,437 | 170,170 | 341,862 | 205,694 | 1,897,527 | | | |
| **ING COLUMBIA SMALL CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $6.62 | $10.20 | $10.05 | $10.22 | | | | | |
| Value at end of period | $8.14 | $6.62 | $10.20 | $10.05 | | | | | |
| Number of accumulation units outstanding at end of period | 234,663 | 312,237 | 166,041 | 90,710 | | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | |
| Value at beginning of period | $6.84 | $11.41 | $11.12 | $9.91 | $9.95 | | | | |
| Value at end of period | $8.87 | $6.84 | $11.41 | $11.12 | $9.91 | | | | |
| Number of accumulation units outstanding at end of period | 49,033 | 95,814 | 100,793 | 64,978 | 1,262 | | | | |
| **ING DOW JONES EURO STOXX 50 INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | |
| Value at beginning of period | $9.88 | | | | | | | | |
| Value at end of period | $9.81 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 37 | | | | | | | | |
| **ING EVERGREEN HEALTH SCIENCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.09 | $12.94 | $12.09 | $10.77 | $9.90 | $9.67 | | | |
| Value at end of period | $10.76 | $9.09 | $12.94 | $12.09 | $10.77 | $9.90 | | | |
| Number of accumulation units outstanding at end of period | 199,728 | 283,944 | 293,296 | 245,971 | 200,632 | 347,886 | | | |
| **ING EVERGREEN OMEGA PORTFOLIO** | | | | | | | | | |
| (Fund first available during August 2004) | | | | | | | | | |
| Value at beginning of period | $8.78 | $12.30 | $11.18 | $10.74 | $10.48 | $9.31 | | | |
| Value at end of period | $12.32 | $8.78 | $12.30 | $11.18 | $10.74 | $10.48 | | | |
| Number of accumulation units outstanding at end of period | 88,225 | 57,876 | 107,628 | 105,709 | 95,371 | 67,584 | | | |
| **ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.96 | $14.95 | $13.25 | $12.01 | $9.96 | | | | |
| Value at end of period | $12.30 | $8.96 | $14.95 | $13.25 | $12.01 | | | | |
| Number of accumulation units outstanding at end of period | 67,769 | 147,647 | 218,935 | 145,982 | 68,825 | | | | |
| **ING FOCUS 5 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.02 | $10.41 | | | | | | | |
| Value at end of period | $7.23 | $6.02 | | | | | | | |
| Number of accumulation units outstanding at end of period | 38,356 | 16,357 | | | | | | | |

SD VA

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2006) | | | | | | | | | |
| Value at beginning of period | $7.70 | $11.05 | $10.92 | $9.95 | | | | | |
| Value at end of period | $10.02 | $7.70 | $11.05 | $10.92 | | | | | |
| Number of accumulation units outstanding at end of period | 235,471 | 456,916 | 641,840 | 182,288 | | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $7.29 | $11.88 | $12.48 | | | | | | |
| Value at end of period | $9.09 | $7.29 | $11.88 | | | | | | |
| Number of accumulation units outstanding at end of period | 187,709 | 306,918 | 282,946 | | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $6.09 | $9.60 | $10.14 | | | | | | |
| Value at end of period | $7.81 | $6.09 | $9.60 | | | | | | |
| Number of accumulation units outstanding at end of period | 73,589 | 103,569 | 64,469 | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.22 | $21.02 | $16.01 | $13.38 | $10.00 | | | | |
| Value at end of period | $16.56 | $12.22 | $21.02 | $16.01 | $13.38 | | | | |
| Number of accumulation units outstanding at end of period | 180,624 | 314,131 | 369,818 | 334,613 | 136,495 | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $12.18 | | | | | | | | |
| Value at end of period | $12.96 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,662 | | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.24 | $11.74 | $11.37 | $10.10 | $9.74 | $8.97 | $7.23 | $9.38 | $10.00 |
| Value at end of period | $8.78 | $7.24 | $11.74 | $11.37 | $10.10 | $9.74 | $8.97 | $7.23 | $9.38 |
| Number of accumulation units outstanding at end of period | 835,209 | 3,152,418 | 3,008,721 | 587,918 | 563,149 | 2,210,160 | 1,239,109 | 224,198 | 27,002 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.54 | $15.55 | $14.99 | $13.94 | $12.76 | $11.13 | $8.55 | $9.89 | $10.00 |
| Value at end of period | $12.36 | $9.54 | $15.55 | $14.99 | $13.94 | $12.76 | $11.13 | $8.55 | $9.89 |
| Number of accumulation units outstanding at end of period | 144,667 | 365,950 | 518,940 | 565,542 | 656,156 | 1,090,890 | 317,218 | 177,259 | 14,893 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.86 | $15.08 | $16.36 | $14.63 | $13.83 | $11.53 | $8.61 | $10.09 | $10.00 |
| Value at end of period | $12.10 | $9.86 | $15.08 | $16.36 | $14.63 | $13.83 | $11.53 | $8.61 | $10.09 |
| Number of accumulation units outstanding at end of period | 104,545 | 221,420 | 370,970 | 545,945 | 460,193 | 892,876 | 255,326 | 119,408 | 28,552 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.68 | $10.76 | $10.33 | $10.10 | $10.04 | | | | |
| Value at end of period | $10.62 | $9.68 | $10.76 | $10.33 | $10.10 | | | | |
| Number of accumulation units outstanding at end of period | 2,760,200 | 2,359,809 | 388,947 | 284,351 | 88,256 | | | | |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.06 | $10.30 | | | | | | | |
| Value at end of period | $7.61 | $6.06 | | | | | | | |
| Number of accumulation units outstanding at end of period | 47,604 | 4,908 | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING JANUS CONTRARIAN PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.50 | $18.89 | $15.86 | $13.08 | $11.48 | $9.60 | | | |
| Value at end of period | $12.77 | $9.50 | $18.89 | $15.86 | $13.08 | $11.48 | | | |
| Number of accumulation units outstanding at end of period | 101,625 | 203,957 | 234,886 | 132,885 | 22,052 | 1,253,308 | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.04 | $25.06 | $18.36 | $13.72 | $10.06 | | | | |
| Value at end of period | $20.35 | $12.04 | $25.06 | $18.36 | $13.72 | | | | |
| Number of accumulation units outstanding at end of period | 180,352 | 271,191 | 306,049 | 226,411 | 73,315 | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.40 | $17.27 | $17.12 | $14.91 | $13.95 | $11.74 | $9.16 | $10.00 | |
| Value at end of period | $14.11 | $11.40 | $17.27 | $17.12 | $14.91 | $13.95 | $11.74 | $9.16 | |
| Number of accumulation units outstanding at end of period | 58,828 | 88,108 | 132,151 | 168,891 | 200,030 | 248,264 | 108,853 | 12,516 | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $10.11 | $14.65 | $15.12 | $13.15 | $13.63 | $10.37 | $7.84 | $10.00 | |
| Value at end of period | $12.69 | $10.11 | $14.65 | $15.12 | $13.15 | $13.63 | $10.37 | $7.84 | |
| Number of accumulation units outstanding at end of period | 37,518 | 66,620 | 149,475 | 134,373 | 124,114 | 2,268,707 | 1,251,726 | 11,544 | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.01 | $13.39 | $13.85 | $12.78 | $11.66 | $10.81 | $10.00 | | |
| Value at end of period | $10.41 | $8.01 | $13.39 | $13.85 | $12.78 | $11.66 | $10.81 | | |
| Number of accumulation units outstanding at end of period | 10,428 | 19,045 | 21,333 | 35,024 | 30,789 | 1,431,091 | 192,028 | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $16.92 | $16.76 | $16.21 | $15.71 | $15.51 | $15.60 | $15.71 | $15.71 | $15.62 |
| Value at end of period | $16.73 | $16.92 | $16.76 | $16.21 | $15.71 | $15.51 | $15.60 | $15.71 | $15.71 |
| Number of accumulation units outstanding at end of period | 1,467,203 | 2,902,930 | 1,775,553 | 834,228 | 600,124 | 6,868,172 | 9,522,307 | 379,647 | 116,590 |
| **ING LORD ABBETT AFFILIATED PORTFOLIO** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $9.30 | $14.88 | $14.50 | $12.51 | $12.03 | $11.11 | $10.00 | | |
| Value at end of period | $10.89 | $9.30 | $14.88 | $14.50 | $12.51 | $12.03 | $11.11 | | |
| Number of accumulation units outstanding at end of period | 15,319 | 24,052 | 40,811 | 42,534 | 21,535 | 2,121,046 | 2,060,651 | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $8.23 | $13.99 | $12.44 | $12.03 | $11.21 | $10.02 | | | |
| Value at end of period | $10.46 | $8.23 | $13.99 | $12.44 | $12.03 | $11.21 | | | |
| Number of accumulation units outstanding at end of period | 77,945 | 107,118 | 128,851 | 82,175 | 58,042 | 6,723,135 | | | |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.97 | $18.03 | $15.17 | $12.41 | $10.06 | | | | |
| Value at end of period | $12.16 | $8.97 | $18.03 | $15.17 | $12.41 | | | | |
| Number of accumulation units outstanding at end of period | 37,045 | 81,007 | 109,023 | 90,947 | 90,519 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $21.16 | $27.66 | $26.99 | $24.46 | $24.12 | $22.03 | $19.15 | $20.47 | $20.50 |
| Value at end of period | $24.59 | $21.16 | $27.66 | $26.99 | $24.46 | $24.12 | $22.03 | $19.15 | $20.47 |
| Number of accumulation units outstanding at end of period | 173,790 | 298,427 | 509,058 | 545,929 | 586,332 | 7,209,493 | 6,645,212 | 129,465 | 41,845 |

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $11.32 | $18.44 | $14.69 | $11.39 | $10.11 | | | | |
| Value at end of period | $14.81 | $11.32 | $18.44 | $14.69 | $11.39 | | | | |
| Number of accumulation units outstanding at end of period | 178,953 | 298,673 | 317,967 | 240,166 | 222,209 | | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.47 | $10.06 | | | | | | | |
| Value at end of period | $9.00 | $6.47 | | | | | | | |
| Number of accumulation units outstanding at end of period | 17,687 | 26,884 | | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.62 | $14.65 | $13.95 | $12.00 | $10.06 | | | | |
| Value at end of period | $11.86 | $8.62 | $14.65 | $13.95 | $12.00 | | | | |
| Number of accumulation units outstanding at end of period | 33,374 | 85,989 | 115,631 | 130,234 | 148,134 | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $9.73 | $16.59 | $15.83 | $13.66 | $12.23 | $10.79 | $8.31 | $10.00 | |
| Value at end of period | $13.36 | $9.73 | $16.59 | $15.83 | $13.66 | $12.23 | $10.79 | $8.31 | |
| Number of accumulation units outstanding at end of period | 133,707 | 198,952 | 205,356 | 124,633 | 62,404 | 46,493 | 30,149 | 4,798 | |
| **ING OPPORTUNISTIC LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.69 | $10.58 | $10.45 | $9.16 | $8.70 | $8.04 | $6.57 | $9.02 | $10.00 |
| Value at end of period | $7.58 | $6.69 | $10.58 | $10.45 | $9.16 | $8.70 | $8.04 | $6.57 | $9.02 |
| Number of accumulation units outstanding at end of period | 37,085 | 58,218 | 72,659 | 91,935 | 129,432 | 72,310 | 64,239 | 32,953 | 10,936 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.24 | $12.10 | $11.94 | $11.12 | $10.82 | $10.00 | | | |
| Value at end of period | $13.60 | $9.24 | $12.10 | $11.94 | $11.12 | $10.82 | | | |
| Number of accumulation units outstanding at end of period | 214,385 | 355,072 | 645,733 | 891,162 | 763,255 | 8,744,441 | | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $15.45 | $15.05 | $14.01 | $13.63 | $13.50 | $13.06 | $12.65 | $11.81 | $11.40 |
| Value at end of period | $17.43 | $15.45 | $15.05 | $14.01 | $13.63 | $13.50 | $13.06 | $12.65 | $11.81 |
| Number of accumulation units outstanding at end of period | 1,002,956 | 1,503,501 | 1,150,425 | 987,835 | 952,489 | 7,272,611 | 6,415,052 | 410,567 | 169,854 |
| **ING PIONEER FUND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.41 | $13.08 | $12.63 | $10.98 | $10.43 | | | | |
| Value at end of period | $10.29 | $8.41 | $13.08 | $12.63 | $10.98 | | | | |
| Number of accumulation units outstanding at end of period | 8,900 | 25,983 | 72,601 | 83,748 | 98,943 | | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.27 | $12.54 | $12.06 | $10.89 | $10.07 | | | | |
| Value at end of period | $10.19 | $8.27 | $12.54 | $12.06 | $10.89 | | | | |
| Number of accumulation units outstanding at end of period | 112,756 | 164,899 | 159,682 | 123,128 | 130,232 | | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $8.25 | | | | | | | | |
| Value at end of period | $8.31 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 41,509 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.22 | | | | | | | | |
| Value at end of period | $9.37 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 670,674 | | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.49 | | | | | | | | |
| Value at end of period | $9.63 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 934,030 | | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.75 | | | | | | | | |
| Value at end of period | $9.86 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 651,120 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.84 | | | | | | | | |
| Value at end of period | $12.68 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 86,341 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.71 | $10.25 | | | | | | | |
| Value at end of period | $8.16 | $6.71 | | | | | | | |
| Number of accumulation units outstanding at end of period | 280,224 | 42,302 | | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.34 | | | | | | | | |
| Value at end of period | $12.51 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 82,477 | | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $11.56 | | | | | | | | |
| Value at end of period | $12.99 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 32,115 | | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.13 | $10.48 | | | | | | | |
| Value at end of period | $8.44 | $6.13 | | | | | | | |
| Number of accumulation units outstanding at end of period | 48,233 | 16,262 | | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.97 | $10.16 | | | | | | | |
| Value at end of period | $8.68 | $6.97 | | | | | | | |
| Number of accumulation units outstanding at end of period | 79,925 | 124,081 | | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.25 | $14.35 | $13.26 | $11.98 | $10.42 | | | | |
| Value at end of period | $11.92 | $9.25 | $14.35 | $13.26 | $11.98 | | | | |
| Number of accumulation units outstanding at end of period | 494 | 4,363 | 7,009 | 8,704 | 10,623 | | | | |

SD VA

CFI 33

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $7.15 | $10.44 | | | | | | | |
| Value at end of period | $8.96 | $7.15 | | | | | | | |
| Number of accumulation units outstanding at end of period | 26,472 | 17,444 | | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.13 | $12.78 | $12.42 | $11.00 | $10.10 | | | | |
| Value at end of period | $11.99 | $9.13 | $12.78 | $12.42 | $11.00 | | | | |
| Number of accumulation units outstanding at end of period | 616,266 | 1,033,419 | 1,123,549 | 871,871 | 404,984 | | | | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.65 | $13.65 | $13.44 | $11.45 | $11.18 | $10.05 | | | |
| Value at end of period | $10.66 | $8.65 | $13.65 | $13.44 | $11.45 | $11.18 | | | |
| Number of accumulation units outstanding at end of period | 170,972 | 271,992 | 370,643 | 324,040 | 185,397 | 4,592,038 | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $5.78 | $10.17 | $10.22 | | | | | | |
| Value at end of period | $8.12 | $5.78 | $10.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 59,665 | 25,234 | 87,294 | | | | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.43 | $12.69 | $11.18 | $10.17 | | | | | |
| Value at end of period | $9.65 | $7.43 | $12.69 | $11.18 | | | | | |
| Number of accumulation units outstanding at end of period | 73,996 | 116,050 | 74,518 | 28,173 | | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.28 | $13.94 | $13.81 | $11.49 | $11.00 | | | | |
| Value at end of period | $10.80 | $8.28 | $13.94 | $13.81 | $11.49 | | | | |
| Number of accumulation units outstanding at end of period | 47,082 | 78,315 | 88,948 | 130,257 | 2,425 | | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.22 | $10.48 | $9.92 | $8.61 | $8.61 | $7.74 | $6.13 | $8.91 | $10.00 |
| Value at end of period | $8.88 | $6.22 | $10.48 | $9.92 | $8.61 | $8.61 | $7.74 | $6.13 | $8.91 |
| Number of accumulation units outstanding at end of period | 18,489 | 29,675 | 40,369 | 50,854 | 60,516 | 80,037 | 82,473 | 51,743 | 18,641 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $10.20 | $9.88 | | | | | | | |
| Value at end of period | $10.61 | $10.20 | | | | | | | |
| Number of accumulation units outstanding at end of period | 235,361 | 229,001 | | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $7.95 | $13.44 | $13.52 | $12.00 | $11.17 | $9.87 | | | |
| Value at end of period | $10.30 | $7.95 | $13.44 | $13.52 | $12.00 | $11.17 | | | |
| Number of accumulation units outstanding at end of period | 4,903 | 8,957 | 12,336 | 15,848 | 11,669 | 13,294 | | | |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.56 | $13.68 | $14.20 | $12.44 | $12.20 | $10.60 | $8.30 | $10.00 | |
| Value at end of period | $10.84 | $8.56 | $13.68 | $14.20 | $12.44 | $12.20 | $10.60 | $8.30 | |
| Number of accumulation units outstanding at end of period | 100,991 | 156,178 | 232,633 | 294,898 | 305,003 | 314,712 | 128,209 | 5,134 | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.22 | $12.24 | $12.03 | $10.86 | $10.22 | | | | |
| Value at end of period | $11.12 | $9.22 | $12.24 | $12.03 | $10.86 | | | | |
| Number of accumulation units outstanding at end of period | 102,770 | 190,773 | 182,104 | 144,450 | 128,902 | | | | |
| **ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.69 | $13.76 | $12.73 | $10.65 | $10.20 | | | | |
| Value at end of period | $12.31 | $9.69 | $13.76 | $12.73 | $10.65 | | | | |
| Number of accumulation units outstanding at end of period | 105,266 | 155,143 | 181,142 | 138,777 | 95,199 | | | | |
| **ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | |
| Value at beginning of period | $11.82 | | | | | | | | |
| Value at end of period | $12.13 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,738 | | | | | | | | |
| **ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.57 | $12.84 | $12.70 | $11.11 | $10.31 | | | | |
| Value at end of period | $10.47 | $8.57 | $12.84 | $12.70 | $11.11 | | | | |
| Number of accumulation units outstanding at end of period | 113,355 | 226,283 | 443,151 | 186,203 | 64,110 | | | | |
| **ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO** | | | | | | | | | |
| (Fund first available during February 2006) | | | | | | | | | |
| Value at beginning of period | $7.20 | $10.87 | $11.45 | $10.56 | | | | | |
| Value at end of period | $9.23 | $7.20 | $10.87 | $11.45 | | | | | |
| Number of accumulation units outstanding at end of period | 9,579 | 4,429 | 7,146 | 10,933 | | | | | |
| **ING WISDOM TREE^SM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.01 | $10.22 | | | | | | | |
| Value at end of period | $7.70 | $6.01 | | | | | | | |
| Number of accumulation units outstanding at end of period | 33,627 | 10,451 | | | | | | | |
| **PROFUND VP BULL** | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | |
| Value at beginning of period | $6.29 | $10.23 | $10.03 | $8.95 | $8.84 | $8.24 | $10.00 | | |
| Value at end of period | $7.70 | $6.29 | $10.23 | $10.03 | $8.95 | $8.84 | $8.24 | | |
| Number of accumulation units outstanding at end of period | 6,453 | 19,260 | 28,683 | 33,353 | 48,020 | 3,671,891 | 3,673,934 | | |
| **PROFUND VP EUROPE 30** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $7.16 | $12.97 | $11.49 | $9.92 | $9.31 | $8.27 | $10.00 | | |
| Value at end of period | $9.33 | $7.16 | $12.97 | $11.49 | $9.92 | $9.31 | $8.27 | | |
| Number of accumulation units outstanding at end of period | 7,914 | 9,169 | 23,411 | 26,550 | 30,722 | 795,586 | 786,491 | | |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | |
| Value at beginning of period | $4.63 | $7.57 | $8.10 | $7.46 | $8.22 | $9.36 | $10.00 | | |
| Value at end of period | $6.03 | $4.63 | $7.57 | $8.10 | $7.46 | $8.22 | $9.36 | | |
| Number of accumulation units outstanding at end of period | 50,115 | 85,737 | 114,041 | 170,267 | 143,669 | 1,079,664 | 214,510 | | |

# Condensed Financial Information (continued)

## Separate Account Annual Charges of 1.75%

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. LEISURE FUND** (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $7.68 | $13.73 | $14.09 | $11.51 | $11.86 | $10.64 | $8.42 | $10.00 | |
| Value at end of period | $10.02 | $7.68 | $13.73 | $14.09 | $11.51 | $11.86 | $10.64 | $8.42 | |
| Number of accumulation units outstanding at end of period | 8,101 | 12,158 | 17,635 | 19,473 | 21,521 | 255,487 | 231,095 | 1,328 | |
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $7.97 | $10.14 | | | | | | | |
| Value at end of period | $9.47 | $7.97 | | | | | | | |
| Number of accumulation units outstanding at end of period | 16,653 | 29,714 | | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.98 | $12.72 | $13.29 | $11.33 | $10.03 | | | | |
| Value at end of period | $11.03 | $8.98 | $12.72 | $13.29 | $11.33 | | | | |
| Number of accumulation units outstanding at end of period | 3,262 | 11,728 | 19,670 | 24,269 | 34,235 | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.98 | $17.73 | $15.39 | $14.06 | $12.26 | $10.84 | $8.61 | $9.69 | $10.00 |
| Value at end of period | $13.29 | $9.98 | $17.73 | $15.39 | $14.06 | $12.26 | $10.84 | $8.61 | $9.69 |
| Number of accumulation units outstanding at end of period | 124,135 | 306,968 | 472,504 | 505,859 | 445,887 | 319,740 | 210,166 | 80,927 | 34,448 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.43 | $13.23 | $13.30 | $11.29 | $10.88 | $9.96 | $7.79 | $9.57 | $10.00 |
| Value at end of period | $9.49 | $7.43 | $13.23 | $13.30 | $11.29 | $10.88 | $9.96 | $7.79 | $9.57 |
| Number of accumulation units outstanding at end of period | 88,923 | 172,300 | 278,468 | 306,614 | 315,015 | 1,163,703 | 987,940 | 140,604 | 39,753 |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $7.17 | $9.26 | | | | | | | |
| Value at end of period | $8.69 | $7.17 | | | | | | | |
| Number of accumulation units outstanding at end of period | 35,229 | 77,205 | | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $8.98 | $10.14 | | | | | | | |
| Value at end of period | $9.90 | $8.98 | | | | | | | |
| Number of accumulation units outstanding at end of period | 42,424 | 43,207 | | | | | | | |
| **ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO** (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.60 | $14.16 | $13.79 | $12.25 | $11.84 | $10.98 | $10.00 | | |
| Value at end of period | $11.03 | $8.60 | $14.16 | $13.79 | $12.25 | $11.84 | $10.98 | | |
| Number of accumulation units outstanding at end of period | 247,027 | 409,427 | 594,652 | 591,894 | 521,149 | 1,977,456 | 542,973 | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.70 | $15.90 | $14.48 | $13.44 | $11.83 | $10.76 | $10.00 | | |
| Value at end of period | $11.86 | $8.70 | $15.90 | $14.48 | $13.44 | $11.83 | $10.76 | | |
| Number of accumulation units outstanding at end of period | 218,529 | 420,582 | 572,491 | 537,745 | 479,943 | 2,291,803 | 726,382 | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $12.39 | $21.92 | $18.69 | $16.07 | $13.53 | $11.60 | $10.00 | | |
| Value at end of period | $17.33 | $12.39 | $21.92 | $18.69 | $16.07 | $13.53 | $11.60 | | |
| Number of accumulation units outstanding at end of period | 98,221 | 213,978 | 348,184 | 305,285 | 234,850 | 865,696 | 208,539 | | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | |
| Value at beginning of period | $12.76 | | | | | | | | |
| Value at end of period | $13.06 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,712 | | | | | | | | |
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.17 | $20.17 | $17.63 | $13.89 | $12.25 | $10.58 | $8.21 | $10.00 | |
| Value at end of period | $13.19 | $11.17 | $20.17 | $17.63 | $13.89 | $12.25 | $10.58 | $8.21 | |
| Number of accumulation units outstanding at end of period | 41,541 | 81,666 | 100,240 | 108,821 | 100,067 | 330,064 | 172,289 | 806 | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.48 | $12.96 | $12.43 | $10.98 | $10.31 | | | | |
| Value at end of period | $9.93 | $7.48 | $12.96 | $12.43 | $10.98 | | | | |
| Number of accumulation units outstanding at end of period | 14,337 | 24,337 | 37,266 | 32,972 | 22,586 | | | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $10.03 | | | | | | | | |
| Value at end of period | $10.56 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 29,653 | | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.67 | $12.81 | $12.21 | $11.60 | $10.64 | | | | |
| Value at end of period | $9.81 | $7.67 | $12.81 | $12.21 | $11.60 | | | | |
| Number of accumulation units outstanding at end of period | 16,618 | 45,955 | 54,384 | 59,942 | 53,910 | | | | |
| **ING BLACKROCK LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.30 | $13.07 | $12.75 | $11.16 | $11.02 | | | | |
| Value at end of period | $9.21 | $8.30 | $13.07 | $12.75 | $11.16 | | | | |
| Number of accumulation units outstanding at end of period | 8,505 | 9,977 | 11,999 | 17,314 | 6,372 | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.49 | $9.99 | | | | | | | |
| Value at end of period | $9.73 | $6.49 | | | | | | | |
| Number of accumulation units outstanding at end of period | 8,548 | 19,450 | | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.14 | $12.38 | $13.59 | $11.46 | | | | | |
| Value at end of period | $9.36 | $7.14 | $12.38 | $13.59 | | | | | |
| Number of accumulation units outstanding at end of period | 7,623 | 23,669 | 24,009 | 12,666 | | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $10.51 | $17.40 | $21.53 | $15.92 | $13.87 | $9.68 | | | |
| Value at end of period | $14.03 | $10.51 | $17.40 | $21.53 | $15.92 | $13.87 | | | |
| Number of accumulation units outstanding at end of period | 17,398 | 40,770 | 66,216 | 85,730 | 63,136 | 463,695 | | | |

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING COLUMBIA SMALL CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $6.57 | $10.15 | $10.03 | $10.05 | | | | | |
| Value at end of period | $8.05 | $6.57 | $10.15 | $10.03 | | | | | |
| Number of accumulation units outstanding at end of period | 23,193 | 31,915 | 31,464 | 13,807 | | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | |
| (Fund first available during December 2005) | | | | | | | | | |
| Value at beginning of period | $6.77 | $11.34 | $11.08 | $9.91 | $9.93 | | | | |
| Value at end of period | $8.76 | $6.77 | $11.34 | $11.08 | $9.91 | | | | |
| Number of accumulation units outstanding at end of period | 11,997 | 20,934 | 30,713 | 27,831 | 5,194 | | | | |
| **ING EVERGREEN HEALTH SCIENCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2004) | | | | | | | | | |
| Value at beginning of period | $8.96 | $12.79 | $12.00 | $10.72 | $9.88 | $8.93 | | | |
| Value at end of period | $10.58 | $8.96 | $12.79 | $12.00 | $10.72 | $9.88 | | | |
| Number of accumulation units outstanding at end of period | 22,462 | 46,226 | 53,813 | 70,035 | 70,166 | 78,661 | | | |
| **ING EVERGREEN OMEGA PORTFOLIO** | | | | | | | | | |
| (Fund first available during October 2004) | | | | | | | | | |
| Value at beginning of period | $8.65 | $12.16 | $11.09 | $10.69 | $10.46 | $9.34 | | | |
| Value at end of period | $12.11 | $8.65 | $12.16 | $11.09 | $10.69 | $10.46 | | | |
| Number of accumulation units outstanding at end of period | 10,130 | 14,954 | 21,714 | 26,484 | 32,324 | 4,715 | | | |
| **ING FMR<sup>SM</sup> DIVERIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.86 | $14.82 | $13.18 | $11.99 | $9.95 | | | | |
| Value at end of period | $12.12 | $8.86 | $14.82 | $13.18 | $11.99 | | | | |
| Number of accumulation units outstanding at end of period | 43,677 | 68,515 | 74,503 | 65,085 | 29,573 | | | | |
| **ING FOCUS 5 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | |
| Value at beginning of period | $6.01 | $9.25 | | | | | | | |
| Value at end of period | $7.19 | $6.01 | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 1,503 | | | | | | | |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.64 | $10.99 | $10.90 | $10.00 | | | | | |
| Value at end of period | $9.91 | $7.64 | $10.99 | $10.90 | | | | | |
| Number of accumulation units outstanding at end of period | 77,376 | 200,497 | 224,942 | 92,585 | | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $7.25 | $11.86 | $12.56 | | | | | | |
| Value at end of period | $9.01 | $7.25 | $11.86 | | | | | | |
| Number of accumulation units outstanding at end of period | 29,366 | 58,150 | 65,139 | | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $6.05 | $9.58 | $10.00 | | | | | | |
| Value at end of period | $7.75 | $6.05 | $9.58 | | | | | | |
| Number of accumulation units outstanding at end of period | 15,848 | 110,359 | 118,027 | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.08 | $20.85 | $15.92 | $13.35 | $10.25 | | | | |
| Value at end of period | $16.33 | $12.08 | $20.85 | $15.92 | $13.35 | | | | |
| Number of accumulation units outstanding at end of period | 29,486 | 76,299 | 74,303 | 70,002 | 20,928 | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $6.08 | $9.53 | | | | | | | |
| Value at end of period | $7.76 | $6.08 | | | | | | | |
| Number of accumulation units outstanding at end of period | 505,910 | 1,016,111 | | | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $11.41 | | | | | | | | |
| Value at end of period | $12.93 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,064 | | | | | | | | |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.08 | $11.51 | $11.18 | $9.96 | $9.64 | $8.90 | $7.20 | $9.36 | $10.00 |
| Value at end of period | $8.56 | $7.08 | $11.51 | $11.18 | $9.96 | $9.64 | $8.90 | $7.20 | $9.36 |
| Number of accumulation units outstanding at end of period | 408,941 | 1,943,130 | 1,875,407 | 265,732 | 263,048 | 548,608 | 275,705 | 35,518 | 6,121 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.32 | $15.24 | $14.74 | $13.75 | $12.62 | $11.04 | $8.51 | $9.87 | $10.00 |
| Value at end of period | $12.04 | $9.32 | $15.24 | $14.74 | $13.75 | $12.62 | $11.04 | $8.51 | $9.87 |
| Number of accumulation units outstanding at end of period | 109,901 | 198,220 | 284,569 | 330,075 | 380,649 | 430,312 | 189,683 | 94,503 | 23,562 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.64 | $14.78 | $16.09 | $14.43 | $13.68 | $11.44 | $8.57 | $10.07 | $10.00 |
| Value at end of period | $11.79 | $9.64 | $14.78 | $16.09 | $14.43 | $13.68 | $11.44 | $8.57 | $10.07 |
| Number of accumulation units outstanding at end of period | 75,694 | 133,846 | 186,973 | 226,332 | 255,221 | 345,339 | 128,264 | 50,587 | 7,282 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.57 | $10.67 | $10.27 | $10.08 | $10.02 | | | | |
| Value at end of period | $10.47 | $9.57 | $10.67 | $10.27 | $10.08 | | | | |
| Number of accumulation units outstanding at end of period | 1,341,153 | 1,236,734 | 156,180 | 134,360 | 58,209 | | | | |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.05 | $10.40 | | | | | | | |
| Value at end of period | $7.57 | $6.05 | | | | | | | |
| Number of accumulation units outstanding at end of period | 16,249 | 934 | | | | | | | |
| **ING JANUS CONTRARIAN PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.36 | $18.68 | $15.73 | $13.01 | $11.45 | $9.65 | | | |
| Value at end of period | $12.55 | $9.36 | $18.68 | $15.73 | $13.01 | $11.45 | | | |
| Number of accumulation units outstanding at end of period | 25,408 | 50,554 | 63,575 | 28,063 | 8,588 | 293,821 | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $11.90 | $24.86 | $18.27 | $13.69 | $10.56 | | | | |
| Value at end of period | $20.06 | $11.90 | $24.86 | $18.27 | $13.69 | | | | |
| Number of accumulation units outstanding at end of period | 24,363 | 63,201 | 79,601 | 57,079 | 25,623 | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.17 | $16.97 | $16.88 | $14.75 | $13.83 | $11.68 | $9.14 | $10.00 | |
| Value at end of period | $13.78 | $11.17 | $16.97 | $16.88 | $14.75 | $13.83 | $11.68 | $9.14 | |
| Number of accumulation units outstanding at end of period | 44,750 | 85,153 | 88,253 | 109,609 | 135,651 | 189,608 | 65,061 | 6,147 | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $9.91 | $14.40 | $14.91 | $13.01 | $13.63 | $10.32 | $7.83 | $10.00 | |
| Value at end of period | $12.39 | $9.91 | $14.40 | $14.91 | $13.01 | $13.63 | $10.32 | $7.83 | |
| Number of accumulation units outstanding at end of period | 16,904 | 31,195 | 50,964 | 51,518 | 46,549 | 434,570 | 299,555 | 2,705 | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $7.88 | $13.22 | $13.71 | $12.69 | $11.61 | $10.80 | $10.00 | | |
| Value at end of period | $10.21 | $7.88 | $13.22 | $13.71 | $12.69 | $11.61 | $10.80 | | |
| Number of accumulation units outstanding at end of period | 18,986 | 20,571 | 35,682 | 35,875 | 35,992 | 179,814 | 51,221 | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $15.92 | $15.82 | $15.34 | $14.92 | $14.78 | $14.90 | $15.05 | $15.11 | $15.04 |
| Value at end of period | $15.69 | $15.92 | $15.82 | $15.34 | $14.92 | $14.78 | $14.90 | $15.05 | $15.11 |
| Number of accumulation units outstanding at end of period | 515,966 | 1,385,333 | 950,438 | 503,921 | 163,682 | 1,213,060 | 1,545,927 | 116,034 | 20,175 |
| **ING LORD ABBETT AFFILIATED PORTFOLIO** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $9.15 | $14.68 | $14.35 | $12.42 | $11.98 | $11.10 | $10.00 | | |
| Value at end of period | $10.68 | $9.15 | $14.68 | $14.35 | $12.42 | $11.98 | $11.10 | | |
| Number of accumulation units outstanding at end of period | 5,926 | 11,220 | 21,077 | 22,347 | 7,228 | 625,795 | 676,868 | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during October 2004) | | | | | | | | | |
| Value at beginning of period | $8.11 | $13.84 | $12.34 | $11.97 | $11.18 | $10.08 | | | |
| Value at end of period | $10.28 | $8.11 | $13.84 | $12.34 | $11.97 | $11.18 | | | |
| Number of accumulation units outstanding at end of period | 12,655 | 19,430 | 26,985 | 19,088 | 33,051 | 1,545,306 | | | |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.87 | $17.88 | $15.09 | $12.39 | $10.00 | | | | |
| Value at end of period | $11.99 | $8.87 | $17.88 | $15.09 | $12.39 | | | | |
| Number of accumulation units outstanding at end of period | 10,377 | 28,090 | 43,845 | 45,314 | 30,219 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $20.27 | $26.57 | $26.00 | $23.64 | $23.38 | $21.42 | $18.67 | $20.03 | $20.08 |
| Value at end of period | $23.48 | $20.27 | $26.57 | $26.00 | $23.64 | $23.38 | $21.42 | $18.67 | $20.03 |
| Number of accumulation units outstanding at end of period | 88,165 | 198,538 | 273,661 | 288,425 | 339,932 | 2,918,631 | 2,962,240 | 136,882 | 43,752 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $11.19 | $18.29 | $14.61 | $11.37 | $10.07 | | | | |
| Value at end of period | $14.60 | $11.19 | $18.29 | $14.61 | $11.37 | | | | |
| Number of accumulation units outstanding at end of period | 51,116 | 100,788 | 94,127 | 79,898 | 58,814 | | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.46 | $10.05 | | | | | | | |
| Value at end of period | $8.95 | $6.46 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,552 | 3,759 | | | | | | | |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $12.83 | | | | | | | | |
| Value at end of period | $12.90 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 958 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.52 | $14.53 | $13.88 | $11.98 | $10.06 | | | | |
| Value at end of period | $11.69 | $8.52 | $14.53 | $13.88 | $11.98 | | | | |
| Number of accumulation units outstanding at end of period | 17,301 | 40,891 | 55,303 | 66,177 | 74,697 | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $9.53 | $16.30 | $15.61 | $13.51 | $12.13 | $10.74 | $8.29 | $10.00 | |
| Value at end of period | $13.05 | $9.53 | $16.30 | $15.61 | $13.51 | $12.13 | $10.74 | $8.29 | |
| Number of accumulation units outstanding at end of period | 14,528 | 34,743 | 53,350 | 49,580 | 15,023 | 25,934 | 16,831 | 295 | |
| **ING OPPORTUNISTIC LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.54 | $10.37 | $10.28 | $9.03 | $8.61 | $7.98 | $6.54 | $9.01 | $10.00 |
| Value at end of period | $7.38 | $6.54 | $10.37 | $10.28 | $9.03 | $8.61 | $7.98 | $6.54 | $9.01 |
| Number of accumulation units outstanding at end of period | 17,131 | 36,394 | 41,971 | 79,079 | 87,969 | 53,133 | 34,458 | 28,742 | 15,562 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.11 | $11.97 | $11.84 | $11.07 | $10.79 | $10.00 | | | |
| Value at end of period | $13.37 | $9.11 | $11.97 | $11.84 | $11.07 | $10.79 | | | |
| Number of accumulation units outstanding at end of period | 73,312 | 131,540 | 227,570 | 251,546 | 262,811 | 2,556,237 | | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $14.80 | $14.45 | $13.50 | $13.17 | $13.08 | $12.70 | $12.34 | $11.55 | $11.17 |
| Value at end of period | $16.64 | $14.80 | $14.45 | $13.50 | $13.17 | $13.08 | $12.70 | $12.34 | $11.55 |
| Number of accumulation units outstanding at end of period | 417,084 | 576,714 | 549,611 | 488,214 | 531,245 | 2,353,927 | 2,257,025 | 238,795 | 111,130 |
| **ING PIONEER FUND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.32 | $12.97 | $12.57 | $10.95 | $10.64 | | | | |
| Value at end of period | $10.15 | $8.32 | $12.97 | $12.57 | $10.95 | | | | |
| Number of accumulation units outstanding at end of period | 8,288 | 21,325 | 37,122 | 44,851 | 43,430 | | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.17 | $12.44 | $12.00 | $10.87 | $10.14 | | | | |
| Value at end of period | $10.05 | $8.17 | $12.44 | $12.00 | $10.87 | | | | |
| Number of accumulation units outstanding at end of period | 15,555 | 29,381 | 33,962 | 23,279 | 39,380 | | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $8.25 | | | | | | | | |
| Value at end of period | $8.31 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 11,999 | | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.21 | | | | | | | | |
| Value at end of period | $9.37 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 327,572 | | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.49 | | | | | | | | |
| Value at end of period | $9.62 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 397,267 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.75 | | | | | | | | |
| Value at end of period | $9.85 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 329,629 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.83 | | | | | | | | |
| Value at end of period | $12.66 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 24,417 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $6.69 | $9.09 | | | | | | | |
| Value at end of period | $8.12 | $6.69 | | | | | | | |
| Number of accumulation units outstanding at end of period | 69,659 | 27,289 | | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.63 | | | | | | | | |
| Value at end of period | $12.48 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 71,456 | | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $11.55 | | | | | | | | |
| Value at end of period | $12.96 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 11,426 | | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $6.11 | $10.38 | | | | | | | |
| Value at end of period | $8.39 | $6.11 | | | | | | | |
| Number of accumulation units outstanding at end of period | 8,467 | 8,334 | | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $6.95 | $10.36 | | | | | | | |
| Value at end of period | $8.63 | $6.95 | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,151 | 22,724 | | | | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.15 | $14.24 | $13.19 | $11.95 | $11.40 | | | | |
| Value at end of period | $11.75 | $9.15 | $14.24 | $13.19 | $11.95 | | | | |
| Number of accumulation units outstanding at end of period | 6,100 | 8,447 | 8,804 | 13,856 | 4,439 | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $7.13 | $10.68 | | | | | | | |
| Value at end of period | $8.91 | $7.13 | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,758 | 9,187 | | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.03 | $12.68 | $12.36 | $10.97 | $9.99 | | | | |
| Value at end of period | $11.82 | $9.03 | $12.68 | $12.36 | $10.97 | | | | |
| Number of accumulation units outstanding at end of period | 98,551 | 234,640 | 335,786 | 271,293 | 102,114 | | | | |

**Condensed Financial Information (continued)**

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2004) | | | | | | | | | |
| Value at beginning of period | $8.53 | $13.50 | $13.33 | $11.40 | $11.16 | $10.07 | | | |
| Value at end of period | $10.47 | $8.53 | $13.50 | $13.33 | $11.40 | $11.16 | | | |
| Number of accumulation units outstanding at end of period | 62,824 | 125,026 | 132,415 | 135,716 | 116,092 | 1,402,760 | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | |
| Value at beginning of period | $5.75 | $10.15 | $10.22 | | | | | | |
| Value at end of period | $8.05 | $5.75 | $10.15 | | | | | | |
| Number of accumulation units outstanding at end of period | 16,688 | 3,565 | 324 | | | | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.37 | $12.63 | $11.16 | $10.17 | | | | | |
| Value at end of period | $9.54 | $7.37 | $12.63 | $11.16 | | | | | |
| Number of accumulation units outstanding at end of period | 20,600 | 33,678 | 18,700 | 8,343 | | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.19 | $13.82 | $13.74 | $11.47 | $10.28 | | | | |
| Value at end of period | $10.65 | $8.19 | $13.82 | $13.74 | $11.47 | | | | |
| Number of accumulation units outstanding at end of period | 5,862 | 14,595 | 22,698 | 26,144 | 2,415 | | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.08 | $10.28 | $9.76 | $8.50 | $8.52 | $7.68 | $6.10 | $8.89 | $10.00 |
| Value at end of period | $8.65 | $6.08 | $10.28 | $9.76 | $8.50 | $8.52 | $7.68 | $6.10 | $8.89 |
| Number of accumulation units outstanding at end of period | 7,285 | 14,781 | 25,014 | 24,968 | 30,316 | 44,868 | 47,044 | 45,652 | 39,763 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $10.17 | $9.84 | | | | | | | |
| Value at end of period | $10.55 | $10.17 | | | | | | | |
| Number of accumulation units outstanding at end of period | 28,267 | 15,769 | | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $7.84 | $13.29 | $13.41 | $11.94 | $11.47 | | | | |
| Value at end of period | $10.13 | $7.84 | $13.29 | $13.41 | $11.94 | | | | |
| Number of accumulation units outstanding at end of period | 352 | 484 | 485 | 852 | 2,196 | | | | |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.39 | $13.44 | $14.00 | $12.30 | $12.10 | $10.55 | $8.28 | $10.00 | |
| Value at end of period | $10.59 | $8.39 | $13.44 | $14.00 | $12.30 | $12.10 | $10.55 | $8.28 | |
| Number of accumulation units outstanding at end of period | 47,130 | 100,672 | 140,726 | 152,841 | 145,014 | 733,524 | 589,925 | 6,396 | |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.12 | $12.14 | $11.96 | $10.83 | $10.21 | | | | |
| Value at end of period | $10.96 | $9.12 | $12.14 | $11.96 | $10.83 | | | | |
| Number of accumulation units outstanding at end of period | 35,621 | 72,922 | 49,418 | 41,545 | 25,643 | | | | |
| **ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.58 | $13.65 | $12.66 | $10.62 | $10.09 | | | | |
| Value at end of period | $12.13 | $9.58 | $13.65 | $12.66 | $10.62 | | | | |
| Number of accumulation units outstanding at end of period | 16,856 | 31,246 | 40,607 | 39,650 | 27,021 | | | | |

# Condensed Financial Information (continued)

**ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO**
(Funds were first received in this option during October 2009)

|  | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $12.10 | | | | | | | | |
| Value at end of period | $12.10 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,949 | | | | | | | | |

**ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO**
(Fund first available during May 2005)

|  | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $8.48 | $12.73 | $12.63 | $11.09 | $10.33 | | | | |
| Value at end of period | $10.32 | $8.48 | $12.73 | $12.63 | $11.09 | | | | |
| Number of accumulation units outstanding at end of period | 30,725 | 64,900 | 93,646 | 102,143 | 25,456 | | | | |

**ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO**
(Fund first available during December 2005)

|  | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $7.13 | $10.80 | $11.42 | $9.71 | $9.86 | | | | |
| Value at end of period | $9.12 | $7.13 | $10.80 | $11.42 | $9.71 | | | | |
| Number of accumulation units outstanding at end of period | 3,697 | 3,616 | 5,184 | 4,054 | 507 | | | | |

**ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO**
(Funds were first received in this option during June 2008)

|  | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $6.00 | $8.92 | | | | | | | |
| Value at end of period | $7.66 | $6.00 | | | | | | | |
| Number of accumulation units outstanding at end of period | 483 | 816 | | | | | | | |

**PROFUND VP BULL**
(Fund first available during August 2003)

|  | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $6.14 | $10.03 | $9.86 | $8.83 | $8.74 | $8.18 | $10.00 | | |
| Value at end of period | $7.50 | $6.14 | $10.03 | $9.86 | $8.83 | $8.74 | $8.18 | | |
| Number of accumulation units outstanding at end of period | 564 | 2,211 | 4,738 | 4,927 | 5,894 | 518,311 | 467,546 | | |

**PROFUND VP EUROPE 30**
(Fund first available during December 2003)

|  | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $6.99 | $12.71 | $11.29 | $9.78 | $9.21 | $8.20 | $10.00 | | |
| Value at end of period | $9.09 | $6.99 | $12.71 | $11.29 | $9.78 | $9.21 | $8.20 | | |
| Number of accumulation units outstanding at end of period | 613 | 1,645 | 5,753 | 7,207 | 5,031 | 140,140 | 190,714 | | |

**PROFUND VP RISING RATES OPPORTUNITY**
(Fund first available during October 2003)

|  | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $4.55 | $7.47 | $8.02 | $7.41 | $8.19 | $9.35 | $10.00 | | |
| Value at end of period | $5.91 | $4.55 | $7.47 | $8.02 | $7.41 | $8.19 | $9.35 | | |
| Number of accumulation units outstanding at end of period | 18,247 | 22,248 | 36,075 | 43,490 | 45,832 | 282,310 | 74,879 | | |

## Separate Account Annual Charges of 1.90%

**AIM V.I. LEISURE FUND**
(Fund first available during May 2002)

|  | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $7.61 | $13.61 | $13.99 | $11.45 | $11.81 | $10.61 | $8.41 | $10.00 | |
| Value at end of period | $9.91 | $7.61 | $13.61 | $13.99 | $11.45 | $11.81 | $10.61 | $8.41 | |
| Number of accumulation units outstanding at end of period | 3,413 | 3,826 | 3,829 | 6,541 | 6,543 | 668,459 | 510,398 | 0 | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $7.96 | $9.62 | | | | | | | |
| Value at end of period | $9.44 | $7.96 | | | | | | | |
| Number of accumulation units outstanding at end of period | 24,268 | 17,229 | | | | | | | |
| **COLUMBIA SMALL CAP VALUE FUND VS** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.93 | $12.67 | $13.26 | $11.32 | $10.19 | | | | |
| Value at end of period | $10.95 | $8.93 | $12.67 | $13.26 | $11.32 | | | | |
| Number of accumulation units outstanding at end of period | 1,239 | 7,125 | 10,744 | 11,104 | 11,597 | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.87 | $17.56 | $15.26 | $13.96 | $12.20 | $10.80 | $8.59 | $9.68 | |
| Value at end of period | $13.12 | $9.87 | $17.56 | $15.26 | $13.96 | $12.20 | $10.80 | $8.59 | |
| Number of accumulation units outstanding at end of period | 63,550 | 112,124 | 167,342 | 165,314 | 155,560 | 117,473 | 73,653 | 26,329 | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.35 | $13.10 | $13.19 | $11.21 | $10.82 | $9.92 | $7.78 | $9.57 | |
| Value at end of period | $9.36 | $7.35 | $13.10 | $13.19 | $11.21 | $10.82 | $9.92 | $7.78 | |
| Number of accumulation units outstanding at end of period | 43,756 | 122,027 | 147,298 | 133,068 | 139,709 | 3,034,707 | 1,794,730 | 24,657 | |
| **ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $7.16 | $9.92 | | | | | | | |
| Value at end of period | $8.67 | $7.16 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,019 | 126 | | | | | | | |
| **ING AMERICAN FUNDS BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $8.97 | $10.13 | | | | | | | |
| Value at end of period | $9.87 | $8.97 | | | | | | | |
| Number of accumulation units outstanding at end of period | 56,479 | 57,287 | | | | | | | |
| **ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.53 | $14.07 | $13.72 | $12.21 | $11.82 | $10.97 | $10.00 | | |
| Value at end of period | $10.92 | $8.53 | $14.07 | $13.72 | $12.21 | $11.82 | $10.97 | | |
| Number of accumulation units outstanding at end of period | 123,513 | 203,674 | 282,053 | 275,143 | 259,406 | 9,395,072 | 1,387,064 | | |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $8.63 | $15.79 | $14.40 | $13.39 | $11.80 | $10.75 | $10.00 | | |
| Value at end of period | $11.74 | $8.63 | $15.79 | $14.40 | $13.39 | $11.80 | $10.75 | | |
| Number of accumulation units outstanding at end of period | 156,771 | 315,600 | 378,379 | 365,547 | 361,680 | 12,085,363 | 1,785,979 | | |
| **ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $12.29 | $21.78 | $18.59 | $16.01 | $13.50 | $11.60 | $10.00 | | |
| Value at end of period | $17.16 | $12.29 | $21.78 | $18.59 | $16.01 | $13.50 | $11.60 | | |
| Number of accumulation units outstanding at end of period | 87,804 | 137,719 | 186,510 | 174,458 | 156,496 | 3,432,847 | 564,361 | | |
| **ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $11.45 | | | | | | | | |
| Value at end of period | $13.04 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 553 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING ARTIO FOREIGN PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.06 | $20.00 | $17.50 | $13.81 | $12.20 | $10.55 | $8.20 | $10.00 | |
| Value at end of period | $13.04 | $11.06 | $20.00 | $17.50 | $13.81 | $12.20 | $10.55 | $8.20 | |
| Number of accumulation units outstanding at end of period | 31,711 | 51,840 | 77,444 | 74,000 | 53,936 | 3,062,604 | 582,823 | 2,717 | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.44 | $12.90 | $12.40 | $10.97 | $10.42 | | | | |
| Value at end of period | $9.86 | $7.44 | $12.90 | $12.40 | $10.97 | | | | |
| Number of accumulation units outstanding at end of period | 12,738 | 54,352 | 53,674 | 15,523 | 17,235 | | | | |
| **ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $9.97 | | | | | | | | |
| Value at end of period | $10.55 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 13,288 | | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $7.62 | $12.76 | $12.18 | $11.59 | $11.18 | | | | |
| Value at end of period | $9.74 | $7.62 | $12.76 | $12.18 | $11.59 | | | | |
| Number of accumulation units outstanding at end of period | 17,922 | 28,574 | 37,675 | 47,308 | 44,540 | | | | |
| **ING BLACKROCK LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.26 | $13.01 | $12.72 | $11.14 | $11.03 | | | | |
| Value at end of period | $9.14 | $8.26 | $13.01 | $12.72 | $11.14 | | | | |
| Number of accumulation units outstanding at end of period | 2,882 | 3,201 | 4,759 | 4,804 | 3,528 | | | | |
| **ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.48 | $9.99 | | | | | | | |
| Value at end of period | $9.70 | $6.48 | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,612 | 3,252 | | | | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.11 | $12.35 | $13.58 | $11.42 | | | | | |
| Value at end of period | $9.31 | $7.11 | $12.35 | $13.58 | | | | | |
| Number of accumulation units outstanding at end of period | 2,911 | 8,882 | 13,622 | 13,045 | | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $10.43 | $17.30 | $21.44 | $15.88 | $13.86 | $9.70 | | | |
| Value at end of period | $13.91 | $10.43 | $17.30 | $21.44 | $15.88 | $13.86 | | | |
| Number of accumulation units outstanding at end of period | 8,509 | 20,724 | 46,503 | 61,826 | 41,575 | 1,760,569 | | | |
| **ING COLUMBIA SMALL CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $6.54 | $10.12 | $10.02 | $10.19 | | | | | |
| Value at end of period | $8.01 | $6.54 | $10.12 | $10.02 | | | | | |
| Number of accumulation units outstanding at end of period | 865 | 4,994 | 4,112 | 5,452 | | | | | |
| **ING DAVIS NEW YORK VENTURE PORTFOLIO** | | | | | | | | | |
| (Fund first available during February 2006) | | | | | | | | | |
| Value at beginning of period | $6.74 | $11.31 | $11.07 | $9.96 | | | | | |
| Value at end of period | $8.70 | $6.74 | $11.31 | $11.07 | | | | | |
| Number of accumulation units outstanding at end of period | 10,587 | 19,769 | 21,550 | 18,010 | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING EVERGREEN HEALTH SCIENCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.90 | $12.72 | $11.95 | $10.69 | $9.87 | $9.95 | | | |
| Value at end of period | $10.48 | $8.90 | $12.72 | $11.95 | $10.69 | $9.87 | | | |
| Number of accumulation units outstanding at end of period | 19,291 | 64,844 | 65,076 | 71,746 | 69,489 | 592,804 | | | |
| **ING EVERGREEN OMEGA PORTFOLIO** | | | | | | | | | |
| (Fund first available during December 2004) | | | | | | | | | |
| Value at beginning of period | $8.59 | $12.09 | $11.04 | $10.66 | $10.45 | $10.48 | | | |
| Value at end of period | $12.01 | $8.59 | $12.09 | $11.04 | $10.66 | $10.45 | | | |
| Number of accumulation units outstanding at end of period | 4,747 | 3,277 | 8,614 | 10,224 | 12,100 | 45,863 | | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.81 | $14.76 | $13.15 | $11.97 | $11.08 | | | | |
| Value at end of period | $12.03 | $8.81 | $14.76 | $13.15 | $11.97 | | | | |
| Number of accumulation units outstanding at end of period | 31,150 | 57,885 | 62,177 | 32,111 | 22,982 | | | | |
| **ING FOCUS 5 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $6.00 | $8.86 | | | | | | | |
| Value at end of period | $7.17 | $6.00 | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 171 | | | | | | | |
| **ING FRANKLIN INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.61 | $10.96 | $10.89 | $9.98 | | | | | |
| Value at end of period | $9.85 | $7.61 | $10.96 | $10.89 | | | | | |
| Number of accumulation units outstanding at end of period | 26,341 | 81,432 | 106,851 | 42,469 | | | | | |
| **ING FRANKLIN MUTUAL SHARES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $7.23 | $11.85 | $12.70 | | | | | | |
| Value at end of period | $8.97 | $7.23 | $11.85 | | | | | | |
| Number of accumulation units outstanding at end of period | 23,366 | 68,923 | 70,039 | | | | | | |
| **ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $6.04 | $9.57 | $10.09 | | | | | | |
| Value at end of period | $7.72 | $6.04 | $9.57 | | | | | | |
| Number of accumulation units outstanding at end of period | 9,173 | 34,671 | 33,974 | | | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $12.02 | $20.76 | $15.88 | $13.33 | $10.22 | | | | |
| Value at end of period | $16.21 | $12.02 | $20.76 | $15.88 | $13.33 | | | | |
| Number of accumulation units outstanding at end of period | 14,729 | 38,394 | 43,464 | 47,838 | 14,432 | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $6.07 | $9.26 | | | | | | | |
| Value at end of period | $7.74 | $6.07 | | | | | | | |
| Number of accumulation units outstanding at end of period | 365,489 | 539,831 | | | | | | | |
| **ING HANG SENG INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.80 | | | | | | | | |
| Value at end of period | $12.92 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 39 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $7.00 | $11.40 | $11.09 | $9.89 | $9.59 | $8.87 | $7.18 | $9.36 | $10.00 |
| Value at end of period | $8.45 | $7.00 | $11.40 | $11.09 | $9.89 | $9.59 | $8.87 | $7.18 | $9.36 |
| Number of accumulation units outstanding at end of period | 267,105 | 1,162,616 | 1,006,831 | 121,893 | 127,326 | 1,954,792 | 957,662 | 26,792 | 4,667 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.22 | $15.09 | $14.62 | $13.65 | $12.56 | $11.00 | $8.49 | $9.87 | $10.00 |
| Value at end of period | $11.89 | $9.22 | $15.09 | $14.62 | $13.65 | $12.56 | $11.00 | $8.49 | $9.87 |
| Number of accumulation units outstanding at end of period | 81,040 | 129,754 | 170,272 | 204,576 | 215,751 | 770,708 | 113,912 | 97,941 | 4,408 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $9.53 | $14.64 | $15.96 | $14.34 | $13.61 | $11.40 | $8.55 | $10.07 | $10.00 |
| Value at end of period | $11.64 | $9.53 | $14.64 | $15.96 | $14.34 | $13.61 | $11.40 | $8.55 | $10.07 |
| Number of accumulation units outstanding at end of period | 64,677 | 104,324 | 153,572 | 172,412 | 176,453 | 711,336 | 101,972 | 69,821 | 5,763 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.52 | $10.62 | $10.25 | $10.06 | $10.03 | | | | |
| Value at end of period | $10.39 | $9.52 | $10.62 | $10.25 | $10.06 | | | | |
| Number of accumulation units outstanding at end of period | 752,666 | 780,147 | 105,617 | 68,813 | 38,902 | | | | |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $6.36 | | | | | | | | |
| Value at end of period | $7.55 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 27,336 | | | | | | | | |
| **ING JANUS CONTRARIAN PORTFOLIO** | | | | | | | | | |
| (Fund first available during October 2004) | | | | | | | | | |
| Value at beginning of period | $9.29 | $18.57 | $15.66 | $12.98 | $11.44 | $10.31 | | | |
| Value at end of period | $12.44 | $9.29 | $18.57 | $15.66 | $12.98 | $11.44 | | | |
| Number of accumulation units outstanding at end of period | 22,656 | 49,979 | 63,930 | 6,521 | 2,118 | 1,251,267 | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $11.83 | $24.75 | $18.22 | $13.68 | $10.34 | | | | |
| Value at end of period | $19.91 | $11.83 | $24.75 | $18.22 | $13.68 | | | | |
| Number of accumulation units outstanding at end of period | 18,896 | 36,266 | 50,695 | 30,698 | 12,577 | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $11.05 | $16.83 | $16.76 | $14.66 | $13.78 | $11.65 | $9.13 | $10.00 | |
| Value at end of period | $13.62 | $11.05 | $16.83 | $16.76 | $14.66 | $13.78 | $11.65 | $9.13 | |
| Number of accumulation units outstanding at end of period | 22,817 | 37,233 | 53,606 | 120,976 | 141,544 | 143,912 | 82,437 | 2,029 | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $9.81 | $14.27 | $14.80 | $12.93 | $13.63 | $10.30 | $7.82 | $10.00 | |
| Value at end of period | $12.25 | $9.81 | $14.27 | $14.80 | $12.93 | $13.63 | $10.30 | $7.82 | |
| Number of accumulation units outstanding at end of period | 14,494 | 53,162 | 67,737 | 70,056 | 83,207 | 2,099,655 | 1,006,794 | 2,735 | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during September 2003) | | | | | | | | | |
| Value at beginning of period | $7.81 | $13.13 | $13.64 | $12.64 | $11.59 | $10.80 | $10.00 | | |
| Value at end of period | $10.12 | $7.81 | $13.13 | $13.64 | $12.64 | $11.59 | $10.80 | | |
| Number of accumulation units outstanding at end of period | 16,175 | 17,908 | 22,089 | 19,873 | 26,458 | 1,947,332 | 291,189 | | |

CFI 48

## Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $15.45 | $15.37 | $14.93 | $14.54 | $14.42 | $14.57 | $14.70 | $14.81 | $14.76 |
| Value at end of period | $15.20 | $15.45 | $15.37 | $14.93 | $14.54 | $14.42 | $14.57 | $14.70 | $14.81 |
| Number of accumulation units outstanding at end of period | 229,816 | 701,838 | 517,187 | 423,630 | 301,712 | 5,864,378 | 5,938,918 | 130,083 | 45,601 |
| **ING LORD ABBETT AFFILIATED PORTFOLIO** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $9.07 | $14.59 | $14.28 | $12.37 | $11.96 | $11.09 | $10.00 | | |
| Value at end of period | $10.57 | $9.07 | $14.59 | $14.28 | $12.37 | $11.96 | $11.09 | | |
| Number of accumulation units outstanding at end of period | 17,752 | 22,015 | 25,164 | 25,181 | 21,046 | 2,375,113 | 2,433,238 | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $8.06 | $13.76 | $12.29 | $11.94 | $11.17 | $9.69 | | | |
| Value at end of period | $10.20 | $8.06 | $13.76 | $12.29 | $11.94 | $11.17 | | | |
| Number of accumulation units outstanding at end of period | 8,390 | 14,633 | 16,444 | 12,344 | 10,443 | 5,851,107 | | | |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.82 | $17.81 | $15.06 | $12.37 | $10.31 | | | | |
| Value at end of period | $11.90 | $8.82 | $17.81 | $15.06 | $12.37 | | | | |
| Number of accumulation units outstanding at end of period | 14,353 | 26,068 | 29,695 | 27,358 | 27,718 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $19.83 | $26.03 | $25.52 | $23.24 | $23.02 | $21.12 | $18.44 | $19.81 | $19.87 |
| Value at end of period | $22.94 | $19.83 | $26.03 | $25.52 | $23.24 | $23.02 | $21.12 | $18.44 | $19.81 |
| Number of accumulation units outstanding at end of period | 51,059 | 105,511 | 159,237 | 167,405 | 157,559 | 6,519,914 | 5,686,198 | 58,555 | 8,837 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $11.13 | $18.21 | $14.58 | $11.36 | $10.15 | | | | |
| Value at end of period | $14.50 | $11.13 | $18.21 | $14.58 | $11.36 | | | | |
| Number of accumulation units outstanding at end of period | 16,107 | 41,108 | 45,911 | 43,360 | 31,643 | | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $6.45 | $10.05 | | | | | | | |
| Value at end of period | $8.93 | $6.45 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,471 | 3,230 | | | | | | | |
| **ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | |
| Value at beginning of period | $10.67 | | | | | | | | |
| Value at end of period | $12.89 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,053 | | | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.47 | $14.47 | $13.85 | $11.96 | $10.06 | | | | |
| Value at end of period | $11.60 | $8.47 | $14.47 | $13.85 | $11.96 | | | | |
| Number of accumulation units outstanding at end of period | 22,899 | 44,624 | 61,537 | 69,753 | 74,094 | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $9.44 | $16.16 | $15.49 | $13.43 | $12.09 | $10.71 | $8.28 | $10.00 | |
| Value at end of period | $12.90 | $9.44 | $16.16 | $15.49 | $13.43 | $12.09 | $10.71 | $8.28 | |
| Number of accumulation units outstanding at end of period | 5,829 | 11,592 | 16,883 | 14,129 | 7,670 | 19,568 | 16,760 | 193 | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING OPPORTUNISTIC LARGECAP PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.47 | $10.27 | $10.19 | $8.97 | $8.57 | $7.95 | $6.52 | $9.00 | $10.00 |
| Value at end of period | $7.29 | $6.47 | $10.27 | $10.19 | $8.97 | $8.57 | $7.95 | $6.52 | $9.00 |
| Number of accumulation units outstanding at end of period | 19,291 | 26,530 | 28,348 | 31,506 | 39,022 | 15,744 | 13,516 | 7,083 | 3,112 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $9.05 | $11.90 | $11.80 | $11.04 | $10.78 | $10.00 | | | |
| Value at end of period | $13.26 | $9.05 | $11.90 | $11.80 | $11.04 | $10.78 | | | |
| Number of accumulation units outstanding at end of period | 78,581 | 139,311 | 198,252 | 204,294 | 182,920 | 8,122,576 | | | |
| **ING PIMCO TOTAL RETURN BOND PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $14.48 | $14.16 | $13.25 | $12.95 | $12.88 | $12.52 | $12.18 | $11.43 | $11.05 |
| Value at end of period | $16.26 | $14.48 | $14.16 | $13.25 | $12.95 | $12.88 | $12.52 | $12.18 | $11.43 |
| Number of accumulation units outstanding at end of period | 203,467 | 266,687 | 240,250 | 188,700 | 191,646 | 6,098,052 | 5,824,732 | 280,008 | 20,362 |
| **ING PIONEER FUND PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.27 | $12.92 | $12.53 | $10.94 | $10.77 | | | | |
| Value at end of period | $10.07 | $8.27 | $12.92 | $12.53 | $10.94 | | | | |
| Number of accumulation units outstanding at end of period | 7,846 | 19,744 | 24,688 | 25,524 | 24,534 | | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.13 | $12.39 | $11.97 | $10.86 | $10.47 | | | | |
| Value at end of period | $9.98 | $8.13 | $12.39 | $11.97 | $10.86 | | | | |
| Number of accumulation units outstanding at end of period | 16,771 | 101,456 | 101,887 | 21,668 | 13,303 | | | | |
| **ING RETIREMENT CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $8.25 | | | | | | | | |
| Value at end of period | $8.31 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,518 | | | | | | | | |
| **ING RETIREMENT GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.21 | | | | | | | | |
| Value at end of period | $9.36 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 97,900 | | | | | | | | |
| **ING RETIREMENT MODERATE GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.49 | | | | | | | | |
| Value at end of period | $9.62 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 120,945 | | | | | | | | |
| **ING RETIREMENT MODERATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $9.75 | | | | | | | | |
| Value at end of period | $9.85 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 150,309 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.83 | | | | | | | | |
| Value at end of period | $12.64 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 50,632 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $6.90 | | | | | | | | |
| Value at end of period | $8.10 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 23,682 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.63 | | | | | | | | |
| Value at end of period | $12.46 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 45,844 | | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $11.55 | | | | | | | | |
| Value at end of period | $12.95 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,435 | | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $6.11 | $8.61 | | | | | | | |
| Value at end of period | $8.37 | $6.11 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,389 | 303 | | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $6.94 | $10.31 | | | | | | | |
| Value at end of period | $8.61 | $6.94 | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,997 | 6,375 | | | | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.10 | $14.18 | $13.16 | $11.94 | $11.12 | | | | |
| Value at end of period | $11.66 | $9.10 | $14.18 | $13.16 | $11.94 | | | | |
| Number of accumulation units outstanding at end of period | 330 | 883 | 975 | 2,134 | 1,178 | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $7.12 | $9.54 | | | | | | | |
| Value at end of period | $8.89 | $7.12 | | | | | | | |
| Number of accumulation units outstanding at end of period | 269 | 1,880 | | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.98 | $12.62 | $12.33 | $10.96 | $10.05 | | | | |
| Value at end of period | $11.73 | $8.98 | $12.62 | $12.33 | $10.96 | | | | |
| Number of accumulation units outstanding at end of period | 61,718 | 153,663 | 193,477 | 144,645 | 51,306 | | | | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2004) | | | | | | | | | |
| Value at beginning of period | $8.47 | $13.42 | $13.28 | $11.37 | $11.15 | $10.07 | | | |
| Value at end of period | $10.38 | $8.47 | $13.42 | $13.28 | $11.37 | $11.15 | | | |
| Number of accumulation units outstanding at end of period | 21,599 | 50,205 | 75,180 | 44,680 | 36,115 | 5,039,682 | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | |
| Value at beginning of period | $5.73 | $10.14 | $10.30 | | | | | | |
| Value at end of period | $8.02 | $5.73 | $10.14 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,578 | 1,263 | 576 | | | | | | |

# Condensed Financial Information (continued)

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during June 2006) | | | | | | | | | |
| Value at beginning of period | $7.34 | $12.60 | $11.15 | $9.61 | | | | | |
| Value at end of period | $9.49 | $7.34 | $12.60 | $11.15 | | | | | |
| Number of accumulation units outstanding at end of period | 21,983 | 37,621 | 16,971 | 5,116 | | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.15 | $13.77 | $13.70 | $11.46 | $10.28 | | | | |
| Value at end of period | $10.57 | $8.15 | $13.77 | $13.70 | $11.46 | | | | |
| Number of accumulation units outstanding at end of period | 4,561 | 13,985 | 25,283 | 16,003 | 6,246 | | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | |
| (Fund first available during July 2001) | | | | | | | | | |
| Value at beginning of period | $6.01 | $10.18 | $9.68 | $8.44 | $8.47 | $7.65 | $6.09 | $8.89 | $10.00 |
| Value at end of period | $8.54 | $6.01 | $10.18 | $9.68 | $8.44 | $8.47 | $7.65 | $6.09 | $8.89 |
| Number of accumulation units outstanding at end of period | 15,748 | 27,003 | 35,639 | 43,384 | 51,164 | 52,656 | 57,505 | 27,828 | 5,621 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $10.16 | $9.96 | | | | | | | |
| Value at end of period | $10.52 | $10.16 | | | | | | | |
| Number of accumulation units outstanding at end of period | 8,500 | 7,903 | | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2004) | | | | | | | | | |
| Value at beginning of period | $7.78 | $13.22 | $13.35 | $11.91 | $11.13 | $10.01 | | | |
| Value at end of period | $10.04 | $7.78 | $13.22 | $13.35 | $11.91 | $11.13 | | | |
| Number of accumulation units outstanding at end of period | 634 | 634 | 2,055 | 1,795 | 2,950 | 2,964 | | | |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2002) | | | | | | | | | |
| Value at beginning of period | $8.30 | $13.33 | $13.90 | $12.23 | $12.05 | $10.52 | $8.27 | $10.00 | |
| Value at end of period | $10.47 | $8.30 | $13.33 | $13.90 | $12.23 | $12.05 | $10.52 | $8.27 | |
| Number of accumulation units outstanding at end of period | 22,655 | 39,124 | 57,070 | 95,691 | 98,322 | 177,317 | 54,491 | 2,102 | |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.06 | $12.09 | $11.93 | $10.82 | $10.48 | | | | |
| Value at end of period | $10.88 | $9.06 | $12.09 | $11.93 | $10.82 | | | | |
| Number of accumulation units outstanding at end of period | 12,316 | 33,284 | 21,895 | 15,076 | 28,433 | | | | |
| **ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $9.52 | $13.59 | $12.63 | $10.61 | $10.19 | | | | |
| Value at end of period | $12.04 | $9.52 | $13.59 | $12.63 | $10.61 | | | | |
| Number of accumulation units outstanding at end of period | 8,253 | 26,935 | 42,628 | 35,898 | 19,921 | | | | |
| **ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $11.45 | | | | | | | | |
| Value at end of period | $12.09 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,054 | | | | | | | | |
| **ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2005) | | | | | | | | | |
| Value at beginning of period | $8.43 | $12.68 | $12.60 | $11.07 | $10.68 | | | | |
| Value at end of period | $10.25 | $8.43 | $12.68 | $12.60 | $11.07 | | | | |
| Number of accumulation units outstanding at end of period | 25,385 | 36,970 | 41,623 | 38,660 | 18,860 | | | | |

**Condensed Financial Information (continued)**

| | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO** | | | | | | | | | |
| (Fund first available during May 2006) | | | | | | | | | |
| Value at beginning of period | $7.10 | $10.77 | $11.40 | $11.11 | | | | | |
| Value at end of period | $9.06 | $7.10 | $10.77 | $11.40 | | | | | |
| Number of accumulation units outstanding at end of period | 9,728 | 9,193 | 9,700 | 634 | | | | | |
| **PROFUND VP BULL** | | | | | | | | | |
| (Fund first available during August 2003) | | | | | | | | | |
| Value at beginning of period | $6.07 | $9.93 | $9.77 | $8.76 | $8.69 | $8.14 | $10.00 | | |
| Value at end of period | $7.40 | $6.07 | $9.93 | $9.77 | $8.76 | $8.69 | $8.14 | | |
| Number of accumulation units outstanding at end of period | 178 | 564 | 565 | 9,584 | 22,904 | 1,940,698 | 1,278,503 | | |
| **PROFUND VP EUROPE 30** | | | | | | | | | |
| (Fund first available during December 2003) | | | | | | | | | |
| Value at beginning of period | $6.91 | $12.58 | $11.19 | $9.71 | $9.16 | $8.17 | $10.00 | | |
| Value at end of period | $8.97 | $6.91 | $12.58 | $11.19 | $9.71 | $9.16 | $8.17 | | |
| Number of accumulation units outstanding at end of period | 1,106 | 6,107 | 5,976 | 6,151 | 7,232 | 557,626 | 445,959 | | |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | |
| (Fund first available during October 2003) | | | | | | | | | |
| Value at beginning of period | $4.52 | $7.42 | $7.98 | $7.39 | $8.17 | $9.35 | $10.00 | | |
| Value at end of period | $5.86 | $4.52 | $7.42 | $7.98 | $7.39 | $8.17 | $9.35 | | |
| Number of accumulation units outstanding at end of period | 19,533 | 25,041 | 32,867 | 37,896 | 35,267 | 1,007,799 | 812,145 | | |